Form 20-F
period 2006-12-31
Mindray Medical International LTD
filed 2007-06-27
CIK 1373060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to                     .
Commission file number: 001-33036
Mindray Medical International Limited
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Mindray Building, Keji 12th Road South,
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one
Class A ordinary share, par value HK$0.001 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,289,767 Class A ordinary shares and 43,437,910 Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes                     ☑ No
If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                     ☐  Yes  ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.                     ☑  Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐                     Accelerated filer ☐                     Non-accelerated filer ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes                    ☑ No
Indicate by check mark which financial statement item the registrant has elected to follow: ☐ Item 17                    ☑ Item 18

MINDRAY MEDICAL INTERNATIONAL LIMITED

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report only:
•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, and Shenzhen Mindray’s predecessor entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “US dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“US GAAP” refers to generally accepted accounting principles in the United States.
          This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2004, 2005 and 2006 and audited consolidated balance sheet data as of December 31, 2005 and 2006.
          We and certain of our shareholders completed the initial public offering of 23,000,000 ADSs, each representing one Class A ordinary share on September 29, 2006. On September 26, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “MR.” We completed a follow-on offering of 11,301,303 ADSs, which were sold by certain of our existing shareholders, in February 2007.
FORWARD-LOOKING STATEMENTS
          This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is /are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the medical device market in China and internationally;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our planned sales and service offices in Brazil, Europe, Mexico and Russia, the planned new manufacturing facility in Shenzhen, the planned new research and development center adjacent to our headquarters in Shenzhen, and the planned new research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch several new products in 2007;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.
          These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D of this annual report, “Key information — Risk Factors” and elsewhere in this annual report.
          The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
Market Data and Forecasts
          This annual report also contains data related to the medical device industry in China. These market data include projections that are based on a number of assumptions. The medical device market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the medical device industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
          Unless otherwise indicated, information in this annual report concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. Other than the Frost & Sullivan statement that we had the leading market share in China measured by units sold and revenue, for patient monitoring devices in 2006, which comes from a report that we commissioned, none of the independent industry publication market data cited in this annual report were prepared on our or our affiliates’ behalf.
PART I.
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
          Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
          The selected consolidated balance sheet data as of December 31, 2005 and 2006, and the selected consolidated financial data for the three years ended December 31, 2004, 2005 and 2006, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the year ended December 31, 2002 were derived from our unaudited consolidated financial statements that are not included in this annual report. The selected consolidated financial data for the year ended December 31, 2003 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.
          Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this annual report.
          Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended December 31
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	306,592	460,254	697,837	1,078,573	1,514,981	194,126
Cost of revenues (1)	(141,004)	(210,565)	(319,013)	(493,326)	(687,484)	(88,093)

Gross profit	165,588	249,689	378,824	585,247	827,497	106,033
Operating expenses:
Selling expenses (1)	(43,567)	(61,322)	(92,177)	(146,499)	(211,858)	(27,147)
General and administrative expenses (1)	(23,497)	(35,808)	(32,340)	(112,082)	(76,010)	(9,740)
Research and development expenses (1)	(24,797)	(39,781)	(61,604)	(106,147)	(149,141)	(19,111)
Expense of in-progress research & development	—	—	—	—	(31,835)	(4,079)
Other general expenses	—	—	—	—	202	26

Operating income	73,726	112,778	192,703	220,519	358,855	45,982
Other income	1,519	1,934	1,405	9,462	8,497	1,089
Other expenses	(608)	(16)	(1,366)	(252)	(2,481)	(318)
Interest income	1,322	531	3,087	3,854	27,890	3,574
Interest expense	(3,746)	(2,815)	(3,324)	(2,019)	(462)	(59)

Income before income taxes and minority interests	72,153	112,412	192,505	231,564	392,299	50,268
Provision for income taxes	(4,817)	(7,624)	(10,758)	(18,066)	(24,057)	(3,083)
Minority interests	—	—	—	(8,409)	(6,456)	(827)

Net income	67,335	104,788	181,747	205,089	361,786	46,358
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	(14,031)	—	—

Income attributable to ordinary shareholders (2)	67,335	104,788	181,747	191,058	361,786	46,358

Basic earnings per share	RMB0.78	RMB1.22	RMB2.11	RMB2.31	RMB4.16	US$0.53
Diluted earnings per share	RMB0.78	RMB1.22	RMB2.11	RMB2.31	RMB3.75	US$0.48
Shares used in computation of:
Basic earnings per share	86,000,000	86,000,000	86,000,000	82,790,427	87,066,163	86,066,163
Diluted earning per share	86,000,000	86,000,000	86,000,000	82,790,427	96,370,084	96,370,084

	As of December 31,
	2005	2006
	RMB	RMB	US$
		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	446,143	1,709,596	219,064
Working capital (3)	468,831	1,631,060	209,000
Total assets	840,835	2,557,123	327,664
Total liabilities	243,877	374,208	47,950
Minority interests	37,596	11	1
Total shareholders’ equity	271,569	2,182,915	279,714

(1)	Share-based compensation changes incurred during the period related to:

	For the Year Ended December 31,
	2002	2003	2004	2005	2006	2006
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Cost of revenues	—	—	—	268	614	79
Selling expenses	—	—	—	8,576	6,372	816
General and administrative expenses	—	—	—	59,014	12,195	1,563
Research and development expenses	—	—	—	3,071	6,873	881

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.
Exchange Rate Information
          We conduct a significant portion of our business in China and a significant portion of our revenues and expenses are primarily denominated in Renminbi. The conversion of Renminbi into US dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to US dollars in this annual report were made at a rate of RMB7.8041 to US$1.00, which was the noon buying rate in effect as of December 31, 2006. The noon buying rate on June 26, 2007 was RMB7.6178 to US$1.00. We make no representation that any Renminbi or US dollar amounts could have been, or could be, converted into US dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
          The following table sets forth various information concerning exchange rates between the Renminbi and the US dollar for the periods indicated. The source of these rates is the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period-end
	(RMB per US $1.00)
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2772	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
December	7.8219	7.8350	7.8041	7.8041
2007
January	7.7876	7.8127	7.7705	7.7714
February	7.7502	7.7632	7.7410	7.7410
March	7.7369	7.7454	7.7232	7.7232
April	7.7247	7.7345	7.7090	7.7090
May	7.6773	7.7065	7.6463	7.6463
June (through June 26)	7.6359	7.6680	7.6175	7.6178

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
          Not applicable.

C.	Reasons for the Offer and Use of Proceeds
          Not applicable.

D.	Risk Factors
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
          We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.
          The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. Products introduced since 2004 accounted for more than 64.4% of our net revenues in 2006. We expect the medical device market to continue to evolve toward newer and more advanced products, many of which we do not currently produce. For example, the market for five-part hematology analyzers has been growing faster than the market for three-part hematology analyzers for several years, but we did not offer a five-part hematology analyzer until September 2006. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effect of declining average sales prices through increased sales volumes and reductions in manufacturing costs, we may be unable to continue to do so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

          Whether we are successful in developing and commercializing new products is determined by our ability to:
•	accurately assess technology trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively; and

•	effectively integrate customer feedback into our research and development planning.
          We depend on distributors for a significant majority of our revenues and will rely on adding distributors both in China and internationally for most of our revenue growth. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
          We depend on distributors for a significant majority of our revenues and will rely on adding distributors both in China and internationally for most of our revenue growth. We do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations
          We may be unable to effectively structure and manage our distribution network, and our business, prospects and brand may be materially and adversely affected by actions taken by our distributors.
          We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:
•	sell products that compete with our products that they have contracted to sell for us;

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products;

•	fail to provide proper training, repair and service to our end-users; or

•	violate the anti-corruption laws of China, the United States or other countries.
          Furthermore, although we attempt to structure our distribution network so that each of our products is sold with similar effort, our distributors may focus selling efforts only on those products that provide them with the largest margins at the expense of products that offer them smaller margins.
          Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or FCPA. In particular, we may be held liable for actions taken by our distributors even though almost all of our distributors are foreign companies that are not subject to the FCPA. The PRC government has increased its anti-bribery efforts in the healthcare sector to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.
          International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.
          Our success significantly depends upon our ability to expand in our existing international markets and enter into new international markets. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend more on marketing and promotion than we do in our existing markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our profitability and prospects would be materially and adversely affected.
          We are exposed to other risks associated with international operations, including:
•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	increased risk of exposure to terrorist activities;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.
          If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.
          Our distributors typically order our products on a purchase order basis. We project demand for our products based on rolling projections from our distributors, our understanding of anticipated hospital procurement spending, and distributor inventory levels. Lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers, however, make it difficult for us to forecast future demand accurately.
          Our projections of market demand for our products in international markets are less reliable than our domestic projections because we have less information available on which to base our projections. Specifically, we do not have consistently reliable information regarding international distributor inventory levels, and we often lack extensive knowledge of the local market conditions or about the purchasing patterns, preferences, or cycles of international distributors. Furthermore, because shipping finished products to international distributors typically takes more time than shipping to domestic distributors, inaccurate projections of international demand could result more quickly in unmet demand.
          If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. For example, we did not foresee a surge in direct sales orders from hospitals in China during the fourth quarter in 2005. Our underestimation of demand, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.
          We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
          Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of sales and marketing, Mr. Cheng Minghe, to manage our business and operations, and on our key research and development personnel for the development of new products. We have entered into employment agreements with each of our key executives and several other key employees for three-year terms. However, if we lose the services of any senior management or key research and development personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople.
          Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.
          Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.
          The medical device market is highly competitive, and we expect competition to intensify. We face direct competition both domestically and internationally across all product lines and price points. Our competitors also vary significantly according to business segments. For domestic sales, our competitors include publicly traded and privately held multinational companies, as well as domestic Chinese companies. For international sales, our competitors are primarily publicly traded and privately held multinational companies. We also face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:
•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	stronger brand recognition; and

•	larger sales and distribution networks.
          As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.
          Moreover, some of our internationally-based competitors have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage.
          In addition, we believe that corrupt practices in the medical device industry in China still occur. To increase sales, certain manufacturers or distributors of medical devices may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policy prohibits these practices by our direct sales personnel and our distribution agreements require our distributors to comply with applicable law. As a result, as competition intensifies in the medical device industry in China, we may lose sales, customers or contracts to competitors.
          We currently rely on one manufacturing, assembly and storage facility for our products and are developing three additional facilities. Any disruption to our current manufacturing facility or in the development of these new facilities could reduce or restrict our sales and harm our reputation.
          We manufacture, assemble and store almost all of our products, as well as conduct some of our primary research and development activities, at a principal facility located in Shenzhen, China. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business.
          We are developing an additional manufacturing facility in Shenzhen that will be approximately three times the size of our current manufacturing facility. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing.
          These facilities require significant build-out before they will be operational. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development and as we migrate or expand to these facilities. Moreover, we may not realize their anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
          If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.
          We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we currently rely on single source suppliers to provide some of our raw materials and components for products in all three of our business segments. If the supply of certain materials or components were interrupted, our own manufacturing and assembly processes would be delayed. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. This could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.
          Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.
          Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:
•	continued enhancement of our research and development capabilities;

•	hiring and training of new personnel;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems; and

•	increased marketing, sales and sales support activities.
          If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.
          We generate a significant portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations.

          We derive a substantial percentage of our revenues from a small number of products. Our five top selling products accounted for 53.5%, 45.0% and 35.8% of our total net segment revenues in 2004, 2005 and 2006, respectively. In 2006, our best-selling product, the portable PM-9000 multi-parameter patient monitoring device, accounted for 11.4% of our total net segment revenues. We expect a small number of our key products will continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products is critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of these products could materially and adversely affect our financial condition and results of operations.
          If we fail to protect our intellectual property rights, it could harm our business and competitive position.
          We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have received over 130 patents in China covering various products and aspects of our products and have additional patent applications pending in China. We have also filed more than 65 patent applications in the United States, which cover some of the more commercially significant aspects of our products and technologies. Due to the different regulatory bodies and varying requirements in the United States and China, we may be unable to obtain patent protection for certain aspects of our products or technologies in either or both of these countries. In addition, we have not applied for any patents outside of the United States and China.
          The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.
          We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.
          Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.
          We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.
          Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:
•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.
          Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.
          We regard our brand name as critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we may be unable to prevent third parties from using our brand name without authorization. In the past, we have experienced unauthorized use of our brand name in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand name without authorization. Moreover, litigation may be necessary to protect our brand name. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand name and logo as trademark in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand name in those countries or may require that we market our products under different names in those countries.
          If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.
          The sale and marketing of our medical device products are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the FDA, and the regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, the SFDA introduced a new safety standard to its approval process for new medical devices, which we believe has increased the typical time period required to obtain such approval by approximately three months. This delayed the planned launch of three of our new products in the third quarter of 2006. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. See “Regulation”.
          We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
          Our main products are medical devices used in the diagnosis and monitoring of patients, exposing us to potential product liability claims if their use causes or results in, or is alleged to have caused or resulted in, in each case either directly or indirectly, personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We maintain limited product liability insurance to cover potential product liability arising from the use of our products, but we do not currently maintain product liability insurance with respect to the use of our anesthesia machines. As a result, future liability claims could be excluded or exceed the coverage limits of our policy. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to maintain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.
          Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. If authorities in the countries where we sell our products decide that these products failed to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.
          Our revenues and profitability could be materially and adversely affected if there is a disruption in our existing arrangements with our original design manufacturing and original equipment manufacturing customers.
          In 2005 and 2006, ODM and OEM customers together accounted for 17.4% and 9.7%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take up to 16 months. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.
          Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.
          Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first quarter of each year historically has lower, and the fourth quarter historically has higher, revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year Holiday and our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:
•	the loss of key customers;

•	changes in pricing policies by us or our competitors;

•	variations in the purchasing cycles of our customers;

•	the length of our sales and delivery cycle;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	the timing of receipt of government incentives;

•	changes in the industry operating environment;

•	changes in government policies or regulations (including anti-commercial bribery laws and SFDA approval procedures for new products) or their enforcement; and

•	a downturn in general economic conditions in China or internationally.
          For example, our 2006 domestic revenues were negatively impacted by a curtailing of procurements from hospitals in China, which we believe was in response to an ongoing anti-corruption campaign targeted at the PRC healthcare industry, and by a delay in new product approvals by regulatory authorities.
          Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.
          If we experience a significant number of warranty claims, our costs could substantially increase and our reputation and brand could suffer.
          We typically sell our products with warranty terms covering 12 to 24 months after purchase. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our products.
          Our corporate actions are substantially controlled by our principal shareholders. Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that our shareholders may view as beneficial.
          Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.
          Three of our shareholders and their affiliated entities own approximately 41.0% of our outstanding ordinary shares, representing approximately 77.6% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of sales and marketing, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.
          Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.
          Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
          For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preferred shares, the trading price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.
          Certain actions require the approval of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders.

          We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.
          Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
          We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.
          For us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and internationally.

          We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.
          We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to US holders
          Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the value of our outstanding shares during the year and the cash that we held and generated during the year, including the cash we raised in our initial public offering, we do not believe we were a PFIC for the taxable year 2006. However, we may become a PFIC for future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.
          We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.
          If we are classified as a “PFIC” in any taxable year in which you hold our ADSs or shares and you are a U.S. Holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see Item 10.E, “Taxation — United States Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.
          We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.
          The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. Some of these independent non-U.S. distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, and we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. Economic Sanctions Laws. Moreover, if a U.S. distributor or our United States subsidiary, Mindray USA Corp., conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.
          We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
          We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these outcomes could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
          Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In connection with our initial public offering, a number of control deficiencies in our internal control procedures were identified that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. Certain identified control deficiencies included the lack of a formalized U.S. GAAP closing and reporting process, internal audit resources and accounting personnel with advanced SEC reporting and U.S. GAAP accounting skills. We may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
RISKS RELATED TO DOING BUSINESS IN CHINA
          Changes in China’s economic, political and social condition could adversely affect our financial condition and results of operations.
          We conduct a substantial majority of our business operations in China and currently derive approximately half of our revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Furthermore, the PRC government, through the People’s Bank of China, has implemented interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, including a slowing or decline in individual hospital spending, which in turn could adversely affect our financial condition and results of operations.
          The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.
          The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary, Shenzhen Mindray, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.
          Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
          On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
          We completed the initial listing and trading of our ADSs on the New York Stock Exchange on September 29, 2006. We did not seek CSRC approval in connection with either our initial public offering or our secondary offering completed in 2007. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.
          Our PRC counsel, Jun He Law Offices, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval. A copy of Jun He Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with our secondary offering completed in February 2007, which is available at the SEC’s website at www.sec.gov.

          If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering or the secondary offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.
          Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.
          In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.
          The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
          We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, as required under this regulation. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.
          We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
          We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.
          Under PRC laws and regulations, Shenzhen Mindray is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2006, the amount of these restricted portions was approximately RMB117.8 million (US$15.1 million). As a result of these PRC laws and regulations, Shenzhen Mindray is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
          Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
          A significant portion of our revenues and a majority of our operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Shenzhen Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies. Since a significant portion of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of China denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect the ability of Shenzhen Mindray to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
          Fluctuations in exchange rates could result in foreign currency exchange losses.
          As of December 31, 2006, our cash and cash equivalents were denominated in both Renminbi and US dollars. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the U.S. dollar and the euro affects our relative purchasing power and earnings per share in US dollars. In addition, appreciation or depreciation in the value of the Renminbi or the euro relative to the US dollar could affect our financial results reported in US dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the US dollar or the euro in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the US dollar or the euro. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.
          Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes.
          Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. While we may decide to enter into Renminbi hedging transactions, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. While we may enter into hedging transactions in an effort to reduce our exposure to other foreign currency exchange risks, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.
          The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.
          China currently has a dual tax system that contains one set of tax rules for PRC domestic enterprises and one for foreign-invested enterprises, or FIEs. Though both domestic enterprises and FIEs are subject to the same income tax rate of 33%, there are various preferential tax treatments that are generally only available to FIEs, which results in the effective tax rates of FIEs being generally lower than those of domestic enterprises. The PRC government has provided, and currently provides, various incentives to Shenzhen Mindray, which is an FIE. These incentives include reduced tax rates and other measures. For example, Shenzhen Mindray enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Shenzhen Mindray benefits from a 15% preferential corporate income tax rate and the preferential policy of “two years of exemption and six years of 50% reduction” of corporate income tax from the year it became profitable, resulting in an effective income tax rate of 7.5% through the end of 2006. Beginning in 2007, Shenzen Mindray is subject to a 15% preferential corporate income tax rate. Shenzhen Mindray must continue to meet a number of financial and non-financial criteria to qualify for its current tax exemption.
          We also received certain tax holidays and concessions in 2004, 2005 and 2006. Without these tax holidays and concessions, we would have had to pay additional tax totaling RMB10.8 million, RMB18.1 million and RMB31.3 million (US$4.0 million) in 2004, 2005 and 2006, respectively. These financial incentives have been granted by the municipal government of Shenzhen and are subject to annual review by the municipal government. Eligibility for the financial incentives we receive requires that we continue to meet a number of financial and non-financial criteria to continue to qualify for these financial incentives and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or the municipal government of Shenzhen could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since the receipt of the financial incentives is subject to periodic time lags and inconsistent government practice on payment times, for so long as we continue to receive these financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these financial incentives in addition to any business or operating related factors we may otherwise experience.
          Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB24.6 million and RMB32.1 million in 2004 and 2005, respectively. In 2006, our embedded self-developed software was not eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund.
          In March 2007, China passed the China Unified Corporate Income Tax Law, or New CIT Law, which will become effective on January 1, 2008. The New CIT Law establishes a unified 25% income tax rate for most companies, with some preferential income tax rates for qualified hi-tech enterprises. The related detailed implementation rules and regulations for the New CIT Law, which will define various terms and interpret the New CIT Law’s application of and its provisions, are expected to be promulgated by the State Council in 2007. We believe that the New CIT Law, as drafted, does not affect our qualification as a hi-tech enterprise. As such, we believe that the current tax rate of 15% will continue to apply to us. If the implementation rules and regulation result in a change that causes us to no longer qualify as a hi-tech enterprise, we will be required to adjust certain long term deferred tax liabilities which will result in a loss in the period the change takes effect. If we applied a 25% tax rate in the first quarter 2007 an additional provision for income taxes of approximately RMB13.1 million (or RMB0.12 per diluted share) would have been recorded, based on the balance of our deferred tax liabilities as of December 31, 2006.
          The enactment of the new CIT Law, could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays and value-added tax refunds we enjoy.
          In addition, under the new CIT Law to be effective on January 2008, dividends from our PRC subsidiaries to us will be subject to a withholding tax at a rate of 20%. The withholding tax on dividends may be exempted or reduced by the State Council of the PRC. Furthermore, the ultimate tax rate will be determined by treaty between the PRC and the tax residence of the holder of the PRC subsidiary. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.
          Furthermore, under the new CIT Law, the exemption to the 20% withholding tax on dividends distributed by foreign-invested enterprises to their foreign investors under the current tax laws may no longer be available.
          Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.
          Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our financial condition and results of operations.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
          We commenced operations in 1991 through our predecessor entity. We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated operating subsidiary Shenzhen Mindray, which was established in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. In April 2006 we acquired approximately 8.9% of the equity in Shenzhen Mindray with the result that our holding company owns approximately 99.99% of the equity of Shenzhen Mindray. In May 2006, we changed our name to Mindray Medical International Limited. For additional information on our organizational structure, see Item 4.C, “Organizational Structure.”
          Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 2658-2888. Our website address is http://www.mindray.com. The information on our website does not form a part of this annual report. On September 29, 2006, we completed our initial public offering, which involved the sale by us and some of our shareholders of 23,000,000 of our ADSs, representing 23,000,000 of our Class A ordinary shares. In February 2007, we completed a secondary public offering of 11,301,303 American Depositary Shares representing 11,301,303 Class A ordinary shares. We did not receive any proceeds from this offering.
B. Business overview
          Overview
          We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, and anticipate that we will generate a majority of our revenues from international sales in 2007 and beyond. We offer a broad range of products across our three primary business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. According to Frost & Sullivan, we had the leading market share in China measured by units sold and revenue, for patient monitoring devices in 2006. In addition, we believe we hold a leading market share position in China in diagnostic laboratory instruments and grayscale ultrasound imaging systems. Along with our leading market position, we believe we have one of the most recognized brands in the medical device industry in China.
          We sell our products primarily to distributors, and the balance directly to hospitals, clinics, government agencies, ODM customers and OEM customers. With over 1,800 distributors and 650 direct sales and sales support personnel at the end of 2006, we believe our nationwide distribution, sales and service network is the largest of any medical device manufacturer in China. This extensive platform allows us to be closer than our competitors to end-users and enables us to be more responsive to local market demand. In addition, we sell our products internationally through distributors and sales personnel. This established and expanding international sales and distribution network provides us with a platform from which to build and enhance our market position globally.

          We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our China-based research and development and manufacturing operations provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities.
          To enhance our leading market position, we have made and will continue to make significant investments in research and development. We increased our investment in research and development activities from 8.8% of net revenues in 2004 to 9.8% of net revenues in 2006. We have established what we believe is the largest research and development team of any medical device manufacturer in China, with more than 600 engineers on our staff at the end of 2006, and we expect to have more than 800 by the end of 2007. We also maintain a research and development office in Seattle, Washington to work with our Shenzhen R&D staff on product development targeted towards the US and developed country markets, and plan to develop a new research and development and manufacturing facility in Nanjing, China. We believe our current spending, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2004, we have introduced more than 20 new products.
Products
          We have three primary business segments — patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems — and produce a range of medical devices across these business segments.
          Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 140 countries, and international sales grew from 34.1% of our net revenues in 2004 to 48.6% of our net revenues in 2006.
          All of our products have received SFDA approval, as applicable, in China. To facilitate international sales, the majority of our products have a CE mark, which certifies full compliance with the Medical Device Directives of the European Union, thus enabling our products to be marketed in any member state of the European Union. Most of our products also have a TUV mark, which is widely recognized in the European Union. The TUV mark demonstrates that not only has a representative sample of the product been evaluated, tested and approved for safety, but also that the production line has been inspected on an annual basis. In addition, we applied for and received 510(k) clearance from the FDA for our DP-9900, DP-6600 and DC-6 ultrasound imaging systems. We began selling these products in the United States in July 2005, September 2005 and January 2007, respectively. We have also received 510(k) clearance from the FDA for seven of our patient monitoring devices. 510(k) clearance from the FDA is required to market any of the medical devices in our current product portfolio in the United States.

          The chart below provides selected summary information about our key products under each business segment:

Clearances/
Business Segment	Key Products	Description	Marks

Patient Monitoring Devices	PM-8000 Series	8.4” color display with 8 waveforms; arrhythmia analysis; pacemaker detection; built-in recorder; networkable, 96-hour graphic and tabular parameter trends; portable	CE, TUV, FDA

	PM-9000 Series	Same as above, but uses a 10.4” or 12.1” color display	CE, TUV, FDA (PM-9000 Express only)

	Hypervisor VI	Central monitoring system; optional dual-screen to display maximum 32-bed information; maximum 64-patient monitoring by telemetry system, LAN or wireless LAN networking; bi-directional communication between bedside monitors and central station; large storage capacity: 72-hour full disclosure waveform review, 240-hour trend table review, 720 alarm records and 20,000 patient records.	CE, TUV, FDA

Diagnostic Laboratory Instruments	BC-2800	Hematology analyzer; 3-part differential; 19 parameters; fully-automated; automatic diluting, lyzing, mixing, rinsing and clog clearing of samples; storage for 10,000 samples; built-in thermal recorder; up to 30 samples per hour; color display	CE, TUV

	BC-3000 Series	Same as above, except storage for 35,000 samples; up to 60 samples per hour	CE, TUV, FDA (BC-3200 only)

	BS-300	Biochemistry analyzer; fully-automated; automatic probe cleaning, liquid level detection, collision protection and dilution; up to 300 tests per hour, up to 50 on-board chemistries; three independent probes; refrigerated reagent compartment	CE, TUV

Ultrasound Imaging Systems	DP-8800 Series	Mobile (with roll-cart); multi-purpose — abdomen, urology, gynecology, obstetrics, small parts, orthopedics; 14” monitor, multi-language interface; digital imaging	CE, TUV

	DP-9900 Series	Same as DP-8800, plus tissue harmonic imaging and tissue specialty imaging	FDA, CE, TUV (DP-9900 only)

	DP-6600	Portable; multi-purpose; 10” monitor; digital imaging	FDA, CE, TUV
          The chart below provides selected summary information about certain products we introduced between initial public offering in September 2006 and the end of 2006:

Clearances/
Business Segment	Products	Description	Marks

Patient Monitoring Devices	Beneview T8/T6	High-end patient monitoring device; up to three independent displays on a 17” color display; 8 waveform displays; 13 module slots for flexible configuration; built-in recorder; networkable, 120-hour graphic and tabular parameter trends; portable	CE, TUV

	WATO EX-50/60	Anesthesia machine; dual-flow tubes for oxygen and nitrogen dioxide and air; selectable ventilation modes; automatic volume compensation; built-in carbon dioxide measurement; 8.4” color screen

Diagnostic Laboratory Instruments	BC-5500	Hematology analyzer; five-part differential; 27 parameters; fully-automated; automatic diluting, lyzing, mixing, rinsing and clog clearing of samples; storage for 40,000 samples; up to 80 samples per hour; color touch screen	CE, TUV

	BS-400	Biochemistry analyzer; fully-automated; automatic probe cleaning, liquid level detection, collision protection and dilution; up to 400 tests per hour; up to 77 on-board chemistries; three independent probes; refrigerated reagent compartment.

Ultrasound Imaging Systems	DC-6	Mobile (with roll-cart); multi-purpose — abdomen, urology, gynecology, cardiology, obstetrics, small parts, orthopedics; color monitor, multi-language interface; digital imaging; DVD recorder	FDA, CE, TUV

          The chart below provides selected summary information about some of the products that we introduced or intend to introduce in 2007:

Business Segment	Products	Description

Patient Monitoring Devices	Beneview T5	Lower-end version of our Beneview T8/T6 patient monitoring devices

Diagnostic Laboratory Instruments	BC-5300	Lower-end version of our BC-5500 five-part hematology analyzer

	BS-100	Lower-end version of our BS-200 biochemistry analyzer

Ultrasound Imaging Systems	DC-3	Lower-end version of our DC-6 color Doppler ultrasound imaging system

	M-5	Our first portable color Doppler ultrasound imaging system
Patient Monitoring Devices
          Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We offer more than 20 different patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, mobile and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. In 2006, our PM-8000 series and mid-market PM-9000 series multi-parameter patient monitors accounted for 40.8% of our patient monitoring device segment revenues. Coupled with the launch of our high-end Beneview line of patient monitors, we are demonstrating sales growth across all market tiers. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in mobile models. We also offer a line of veterinary monitoring devices.
          Sales of our patient monitoring devices accounted for 54.9%, 47.8% and 40.1% of our net segment revenues in 2004, 2005 and 2006, respectively. According to Frost & Sullivan, we had the leading market share in China for patient monitoring devices in 2006, as measured by units sold and revenue.
          To maintain and expand our domestic market leadership position and international revenue growth for our patient monitoring devices, we recently introduced our high-end Beneview line of patient monitoring devices, which are targeted at higher-tier hospitals than our other patient monitoring devices. Our Beneview patient monitoring devices are capable of monitoring between 16 and 20 physiological parameters, and allow users to easily customize the parameters monitored by changing cartridges. In addition, we recently introduced our first anesthesia machines. We have received 510(k) clearance for our PM-8000 and PM-9000 Express. We have also received 510(k) clearance from the FDA for several of our patient monitoring devices that we believe have significant market potential in the United States.
          Diagnostic Laboratory Instruments
          Our diagnostic laboratory instruments provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated diagnostic laboratory instruments for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of more than 15 diagnostic laboratory instruments in two primary product categories: hematology analyzers and biochemistry analyzers. We also offer reagents for use with our diagnostic laboratory instruments, and a microplate reader and microplate washer. A microplate is a plastic consumable used in diagnostic testing; it contains 96 wells where reagents are dispensed to react with patient samples. Sales of our diagnostic laboratory instruments, including sales of reagents, accounted for 26.0%, 25.3% and 29.3% of our net segment revenues in 2004, 2005 and 2006, respectively.

          A reagent is a substance used in the chemical reactions analyzed by our diagnostic laboratory instruments. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. In particular, our customers are generally required under the terms of our product warranties to use our reagents. The hematology analyzers we sell in China are compatible with only our reagents. Our biochemistry analyzers are compatible with other companies’ reagents, but use of other companies’ reagents by PRC customers voids our product warranty. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. Reagent sales accounted for 11.1%, 11.2% and 10.3% of our diagnostic laboratory segment revenues in 2004, 2005 and, 2006, respectively. As we expand our line of reagents available for sale in China and continue to grow our installed base of diagnostic laboratory instruments, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. However, due to the relatively higher cost of shipping reagents internationally compared to the revenues they generate, we do not plan on significantly expanding international reagent sales in the near future.
          Hematology analyzers. Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illness caused by viruses from those caused by bacteria. In 1998, we became the first manufacturer of semi-automated hematology analyzers in China. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents. We also offer 27 reagents for use with our hematology analyzers, and intend to expand our line of reagents. Our two top-selling hematology analyzers in terms of revenues in 2006, the BC-2800 and BC-3000 series, utilize color LCD screens, can process 30 to 60 samples per hour and can store 10,000 to 20,000 patient results.
          Biochemistry analyzers. Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may also be used as therapeutic drug monitors or to check for drug abuse. We also offer 40 reagents for use with our biochemistry analyzer. Our leading biochemistry analyzer, the BS-300 automated analyzer, which accounted for 19.9% of our diagnostic laboratory instruments segment revenues in 2006, can hold up to 60 samples at a time with up to 50 reagents, allowing for up to 300 tests per hour.
          We introduced our BS-200 fully-automated biochemistry analyzer in the first half of 2006. In April 2007, we introduced the BS-400, our high-end fully-automated biochemistry analyzer, The BS-400 is our fastest biochemistry analyzer, which we believe will help us further expand our customer base by appealing to labs with high daily testing volumes.
          Ultrasound Imaging Systems
          Our ultrasound imaging systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound imaging systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell more than ten portable and mobile grayscale ultrasound imaging systems, and offer a broad range of transducers to enhance the adaptability of these systems for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. The ultrasound imaging system produced for our ODM customer was the leading ultrasound imaging system by revenues in 2005. In 2006, our leading ultrasound imaging system under our own brand name by revenues was the portable DP-6600, which has received FDA 510(k) clearance and accounted for 24.4% of our 2006 ultrasound imaging system segment revenues. Sales of our ultrasound imaging systems accounted for 17.0%, 25.5% and 29.3% of our net revenues in 2004, 2005 and 2006, respectively.

          In 2006, we introduced our first color Doppler ultrasound imaging system, the DC-6, which has received FDA 510(k) clearance. With color ultrasound systems estimated by Frost & Sullivan to have accounted for 59.0% of the ultrasound imaging market in China in 2006 measured by revenues, we believe this product has the potential to substantially broaden our market reach to large-sized hospitals in China and make us more competitive in international markets. We anticipate seeking 510(k) clearance for other ultrasound imaging systems that we believe have significant market potential in the United States.
Distribution, Direct Sales and Marketing
          As of December 31, 2006, our nationwide distribution and sales network in China consisted of more than 1,800 distributors and approximately 650 sales and sales support personnel located in 29 offices in almost every province in China. Our international distribution and sales network consisted of more than 800 distributors and 90 sales personnel covering more than 140 countries. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China and internationally within a short period of time. We grant the majority of our distributors in China and a significant percentage of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 2.0% of our net revenues in each of the past three years.
Distribution
          Exclusive distributors. As of December 31, 2006, we had more than 660 exclusive distributors in China and more than 100 exclusive distributors internationally. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several exclusive distributors selling different products on an exclusive basis. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. Our exclusive distribution agreements typically have one-year terms with specified revenue and unit sales targets. If a distributor does not reach specified targets during the year, we typically have the right to terminate the agreement early.
          Prior to shipment, our exclusive domestic distributors typically pay between 70% and 100% of the purchase price, while our international distributors typically pay the entire purchase price or provide a letter of credit for the products they order. We also extend credit to selected distributors in the United States and EU. Any balance due is generally payable in full within 30 days of product acceptance. To those distributors who both meet their sales targets and pay their receivables within the 30 day terms, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.
          As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas.
          Non-exclusive distributors. As of December 31, 2006, we had more than 1,100 non-exclusive distributors in China and more than 700 non-exclusive distributors internationally. Typically when we want to introduce a new product or enter a new territory with an exclusive distributor, the competition between non-exclusive distributors allows us to identify the most successful distributors over a limited period of time. We will then grant exclusive distribution rights based on their competitive performance.

          Performance review. We actively manage our distribution networks, regularly reviewing distributor performance and terminating distributors due to underperformance to maximize our penetration of target markets and our sales opportunities. For distributors who meet or exceed our sales targets, we provide incentives in the form of free products. We believe we have established a relatively stable domestic distributor network. Between 2003 and 2006, we have annually retained more than 80% of our top 50 distributors based on the annual sales from the prior year. Moreover, we believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China. In most cases, if we decide not to renew a distributor’s contract, we seek to replace that distributor with a new distributor. In some cases, we redefine the exclusive territory and product or products that the non-renewed distributor had in place if we believe doing so will increase our market penetration or sales.
Direct Sales
          We retain the right to sell directly to major hospitals in China, which we typically specify by name in the relevant distribution agreements for a given territory. In addition, we sell directly to provincial level government health bureaus by participating in competitive bidding and tenders run by state-owned bidding agents to procure large volume purchase contracts. We also retain the right to sell directly in several of our international markets.
          When we make direct sales to hospitals or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. For example, under some direct sales contracts, we receive 30% of the total purchase price at the time of delivery, 60% of the purchase price over the next nine months and the final 10% on the anniversary of the sale. Domestic direct sales and services to hospitals and government agency customers accounted for 14.9%, 18.4% and 14.4% of our net domestic revenues, in 2004, 2005 and 2006, respectively. In addition, combined domestic direct sales to ODM and OEM customers accounted for 8.9%, 5.4% and 1.6% of our net domestic revenues in 2004, 2005 and 2006, respectively.
Marketing
          Since we sell our products primarily to distributors, we generally do not conduct broad-based marketing. Instead, we focus our marketing on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2006, we attended or sponsored more than 550 medical exhibitions and seminars. Furthermore, we conduct on-site demonstrations of our products at hospitals on a regular basis, and often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.
Customers
          We have three categories of customers: distributors, ODM and OEM customers, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of the past three years was an ODM customer that accounted for 7.3%, 6.2%, and 2.6% of our net revenues in 2004, 2005 and 2006, respectively. Our ten largest customers based on net revenues collectively accounted for 23.4%, 18.0%, and 11.5% of our net revenues in 2004, 2005 and 2006, respectively.
          Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. Sales to our distributors accounted for 66.8%, 71.0%, and

82.9% of our net revenues in 2004, 2005 and 2006, respectively. As of December 31, 2006, we had more than 1,800 distributors in China and more than 800 additional distributors internationally, and our international distributors have sold our products into more than 140 countries.
          ODM and OEM customers. We products for ODM clients based on our own designs and employing our own intellectual property, while we manufacture these products for OEM customers based on their product designs. Although ODM and OEM products’ gross margins tend to be lower than those of our own branded products, ODM and OEM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers also pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. ODM and OEM clients accounted for 21.3%, 17.4% and 9.6% of our net revenues in 2004, 2005 and 2006, respectively.
          Hospital and government agency customers. Our hospital and government agency customers primarily include hospitals, as well as provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent. In some cases, they do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with these customers. Hospital and government agency customers accounted for 9.8%, 10.7% and 7.5% of our net revenues in 2004, 2005 and 2006, respectively.
Customer Support and Service
          We believe that we have the largest customer support and service team for medical devices in China, with more than 150 employees located in our headquarters in Shenzhen and our 29 offices in China as of December 31, 2006. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.
          End-User Support and Service. As of December 31, 2006, our support and service staff included more than 120 people with the capability to provide training to end-users of our products. In 2006, we conducted more than 260 training sessions in hospitals throughout China and another 80 training sessions at our headquarters in Shenzhen and our offices in China. We also maintain a 24-hour customer service center in Shenzhen for technical support and repair. We staff this customer service center primarily with senior technical support engineers to provide preliminary support. Our technical support engineers attempt to quickly identify whether the issue can be resolved over the telephone or if it will require a visit to the customer’s premises. In some cases our senior technical engineers provide on-site operating guidance and repair. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction. For support issues that require a site visit or for maintenance and repair requests, we have maintenance and repair personnel as well as maintain a supply of parts and components at our China offices. We believe our ability to promptly deliver most commonly needed parts locally allows us to provide on-site customer service more efficiently than many of our competitors. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair. This creates and reinforces positive impressions of our brand.
          Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.
          We also provide our distributors with technical support, including training in the basic technologies of the products they sell, participating in presentations to potential customers, and assisting in preparing bidding documents for large volume purchase contracts awarded through competitive bidding and tenders. By working closely with our domestic distributors, our customer support and service employees are able to provide us valuable insights into the operations of each local distributor, which helps us ensure that each distributor is able to operate effectively for us.
          International Sales and Support. In our international markets, we rely on our distributors to provide after-sales services. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support trips to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.
          We currently have international sales and service offices located in Boston, Istanbul, London, Mumbai and Vancouver, and we plan on opening additional offices in Brazil, Europe, Mexico and Russia in the remainder of 2007. As our international markets mature, we will consider adding additional offices to assist with sales and support.
Manufacturing and Assembly
          We currently manufacture, assemble and test our products at our ISO 9001, EN46001 and ISO 13485 certified 280,000 square foot manufacturing and assembly facility in Shenzhen, China, located approximately three miles from our corporate headquarters. This facility includes a mechanical workshop, reagent workshop, a transducer laboratory, an electronics workshop and a surface mount technology workshop where we assemble printed circuit boards for our products. We are developing an additional manufacturing facility in Shenzhen for 2008 that will be approximately three times the size of our current manufacturing facility. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing.
          As part of our overall strategy to lower production costs through our vertically integrated operating model, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:
•	Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The cost of the new or improved product can be reduced as a result of the lower costs already in place from volume purchases. As more products utilize common resources, the resulting increased purchases of common resources further reduces costs, with benefits across a range of products.

•	Increase use of in-house manufactured components. To better optimize the benefit of our use of common resources across business segments and increasing sales levels, we produce the majority of the components that go into our products. As we continue to refine our use of common resources and grow our revenues, we anticipate creating additional economies of scale, allowing us to move additional component production in-house, thereby lowering our production costs.

•	Increase use of common manufacturing and assembly practices within and across business segments. We continually seek to identify common manufacturing and assembly practices both within and across business segments. By identifying common manufacturing and assembly practices for new products, we seek to reduce capital outlays for new manufacturing equipment. This also allows us to spread our manufacturing team across fewer manufacturing and assembly stations, creating a streamlined manufacturing and assembly workflow. We believe this increases employee efficiency, with employees required to learn to manufacture or assemble fewer components, and reduces our training costs.
          We believe that by increasingly using common resources, manufacturing components in-house and using common manufacturing and assembly practices, we will be able to maintain or improve our competitive cost structure.
          Our manufacturing strategy also incorporates strategic outsourcing. In particular, we outsource components that we believe can more efficiently and cost-effectively be produced by third party providers. Major outsourced components include integrated circuits, electronic components, raw materials and chemicals for reagents, and valves. Other components outsourced in the manufacturing process include various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers.
          To minimize our reliance on any one supplier, we seek to have at least two suppliers for each component when possible. We purchase components for our products from approximately 300 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 5% of our supply purchases in 2005 or 2006. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.
          Our manufacturing and sales teams monitor a rolling four-month forecast of demand for specific products, which they use to estimate future orders. For our domestic market projections, each of our 29 sales and service offices monitors the inventory levels of distributors in their territory, the annual budget of hospitals within their territory, and anticipated government tenders for the upcoming four months. For our international market projections, our sales and service team monitors new orders placed and communicates regularly with our international distributors to survey their predictions of demand in their territories for the upcoming four months. Our forecasting team collects this data from our distributors on an ongoing basis and aggregates the data each week into preliminary forecast data. The rolling four-month forecast is updated every month based on the prior four weeks of preliminary forecast data.
          Our procurement team uses the rolling four-month forecast to predict our requirements for raw materials components and to classify necessary purchases according to inventory risks and costs associated with the raw materials and components needed. For raw materials or components that are sourced from a single supplier, we typically maintain between four and twelve month’s worth of inventory. For ordinary raw materials and components, we typically maintain 30 days of inventory. For high cost components with high rates of turnover we typically maintain 15 days of inventory. For components available on just-in-time basis, we typically maintain only a few days of inventory. Inventory data is supplied to our research and development team, which considers the degree to which a proposed new product would require sole source and high cost components and evaluates the associated inventory costs and backup strategy costs when evaluating proposed new products.
          We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification from TUV in 1995, becoming the first medical equipment manufacturer in China to obtain such certification. We have also received international certifications for various products including FDA approvals, Canadian Medical Device Licenses, CE marks, the ISO 13485 certification and the Beijing Hua Guang Certification. We inspect components prior to assembly, and inspect and test our products during and after their manufacture and assembly.
          Each of our products is typically sold with a 12 to 24 month warranty against technical defects. If necessary, we will exchange a defective product. However, we do not accept any returns for a refund of the purchase price. During the last five years, we have experienced a limited number of warranty claims on our products. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.
Intellectual Property
          We believe we have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. As of December 31, 2006, we had received a over 130 issued patents in China, including 12 invention patents, 41 utility model patents and 79 design patents, and had over 220 patent applications pending in China and more than 65 patent applications pending in the United States. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.
          We have not filed for patent protection in Europe or Asian countries other than China based on our assessment of risks of third party infringement of our intellectual property in those markets and the costs of obtaining patent protection there. In general, while we seek patent protection for our proprietary technologies in major markets such as China and the United States, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. We plan to expand our patent portfolio to include European and Asian countries in addition to China, and will continue to evaluate our patent filing decisions on cost/benefit analysis. In order to protect our other types of intellectual property rights, we have filed for trademark protection for our brand name “Mindray” and associated logos in European and Asian countries in which we market our products, and will continue to follow our brand management policy to build brand name recognitions in “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Unauthorized use of our brand name by third parties, and the expenses in developing and preserving the value of our brand name, may adversely affect our business”.
          Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

          In 2000, we implemented and continue to follow a procedure under which product development teams are required to conduct a patent clearance search (i.e., freedom-to -operate search) for each product at the beginning of the product development process. The scope of the search includes patents in China, the United States and Europe. Typically, our research and development engineers conduct this search with guidance and oversight from our in-house patent team. The conclusion and analysis of the patent search is summarized in a patent search report, and the product development project is approved only if the conclusion is that the proposed product would not infringe any third party intellectual property uncovered in the search. We believe that the risk of infringing third party intellectual properties can be effectively reduced by our vigorous adherence to these procedures. However, due to the complex nature of medical equipment technology patents and the uncertainty in construing the scope of these patents, as well as the limitations inherent in freedom-to-operate searches, the risk of infringing on third party intellectual properties cannot be eliminated. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations”.
          We enter into agreements with all our employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — If we fail to protect our intellectual property rights, it could harm our business and competitive position”.
          We have no material license arrangements with any third party. We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves.
          We believe that we have successfully established our brand in China. We have registered trademarks in China for the Mindray name and logo used on our own-brand products. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case last year where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark”. Since well-known marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.
Competition
          The medical equipment and healthcare industries are characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all product lines and product tiers, we face direct competition both domestically in China and internationally. We compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability and compatibility.
          For domestic sales, our competitors include publicly traded and privately held multinational companies and domestic Chinese companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small- and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for our sales to large-sized hospitals.
          In international markets, our competitors include publicly traded and privately held multinational companies. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at substantially lower prices. We also face competition in international sales from companies that have local operations in the markets in which we sell our products. We believe that we can compete successfully with these companies by offering products of substantially better quality at comparable prices.
          Set forth below is a summary of our primary competitors by business segment. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to manufacture more advanced products.
          Patient monitoring devices. For domestic sales of patient monitoring devices, our primary competitors are Draeger Medical, GE Healthcare, Goldway Industrial, Koninklijke Philips Electronics, Nihon Kohden. For international sales of patient monitoring devices, our primary competitors are Datascope, Draeger Medical, GE Healthcare, Koninklijke Philips Electronics and Nihon Kohden.
          Diagnostic laboratory instruments. For domestic sales of hematology analyzers, our primary competitors are Abbott Laboratories, Beckman Coulter, Horiba, MEKICS Co., Nihon Kohden, and Sysmex Corporation. For international sales of hematology analyzers, our primary competitors are Abbott Laboratories, Bayer Healthcare, Beckman Coulter, Horiba and Sysmex Corporation.
          For domestic sales of biochemistry analyzers, our primary competitors are Biotecnica Instruments, Hitachi, Sysmex Corporation and UV-Vis Metrolab. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Erber-Transasia, Furuno Electrics Co., Olympus Medical Systems, Roche Diagnostics, Tokyo Bokei and UV-Vis Metrolab.
          Ultrasound imaging systems. For domestic sales of ultrasound imaging systems, our primary competitors are Aloka and Medison. For international sales of ultrasound imaging systems, our primary competitors are Siemens Medical, GE Healthcare, Koninklijke Philips Electronics, Teknova and Toshiba America Medical Systems.
          These and other of our existing and potential competitors may have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial conditions, results of operations and prospects”.
          We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See Item 3D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a significant majority of our revenues; we do not have long-term distribution agreements, and competition for suitable distributors is intense. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business”.

Seasonality
          Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the slowest quarter for our sales due to the Chinese new year holidays when our salesforce works fewer days during the quarter, affecting both international and domestic sales revenues. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese new year holiday. In the second quarter revenues from sales in China are typically sequentially higher due to spending associated with newly approved customer budgets. In the third quarter, we typically experience a slower sequential growth in international revenues as customers in international markets reduce their commercial activity during summer holidays. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is the strongest quarter for our domestic and international sales as many customers seek to spend all funds remaining in their annual purchasing budgets before the end of the calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant.
Insurance
          We maintain liability insurance coverage to cover product liability claims arising from the use of our products, except for our anesthesia machines for which we have not yet obtained, but are seeking, coverage. We also maintain property insurance to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets.
          Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations”.
Facilities
          We currently maintain our corporate headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our corporate headquarters occupy approximately 193,000 square feet. We have an existing production site for research and development and manufacturing in Shenzhen that occupies approximately 280,000 square feet. We are developing an additional manufacturing facility in Shenzhen for 2008 that will be approximately three times the size of our current manufacturing facility. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently rely on one manufacturing, assembly and storage facility for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation”.
          We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a research and development office in Seattle, Washington. We also have 29 local sales and services offices in China and we have international sales and service offices in Boston, Istanbul, London, Mumbai and Vancouver.
          We intend to develop a research and development and manufacturing facility in Nanjing on an approximately 107 acre site in the Nanjing Jiangning Development Zone.
Legal Proceedings
          We are not currently a party to any material legal proceeding. From time to time, we may bring or be subject to various claims and legal actions arising in the ordinary course of business.

Regulation
          Our patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems are medical devices and are subject to regulatory controls governing medical devices. Reagents used with our diagnostic laboratory instruments are divided into the categories of biological reagents and chemical and bio-chemical reagents. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the SFDA. We are also subject to other PRC government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production certifications, production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.
China
          Classification of Medical Devices
          In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a production permit and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.
          Class I devices require product certification and are those with low risk to the human body and are subject to “general controls”. Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls”. Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the SFDA under the strictest regulatory control.
          The majority of our products are classified as Class II or Class III devices. Our DC-5, and DP-9900 ultrasound imaging systems are classified as Class III medical devices, while the remainder of our ultrasound imaging systems are classified as Class II medical devices. Our MEC-1000, MEC-2000, PM-5000, PM-6000, PM-7000, PM-8000, PM-8000 Express, PM-9000 and PM-9000 Express patient monitors, and our digital remote patient monitors are classified as Class III medical devices, while the remainder of our patient monitors are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs.
          Production Permit
          A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II and Class III medical devices. No production permit is required for the manufacture of Class I devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it. A production permit, once obtained, is valid for five years and is renewable upon expiration.
          Our production permit for the manufacture of our patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems will expire on February 28, 2011. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information nine months before the expiration date of the permit.
          Distribution License
          A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. Our distribution license will expire on April 6, 2011.
          Registration Requirement
          Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the SFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.
          The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.
          Regulation of Reagents
          Under a regulation enacted by the SFDA in September 2002, the IVD reagents are divided into the categories of IVD biological reagents and IVD chemical and bio-chemical reagents IVD. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while IVD chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices.
          To date, more than 140 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained medical device registration certificates as required from respective levels of food and drug administration.

          We have initiated the registration process for nine new reagents, and we have submitted registration dossiers for six of these nine new reagents. We have obtained notices of acceptance for registration for all registration dossiers submitted.
          Continuing SFDA Regulation
          We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:
•	SFDA’s quality system regulations which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reaction and other events involving their products; and

•	SFDA’s general prohibition against promoting products for unapproved uses.
          Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe we are in compliance with the applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.
          We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:
•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production; and

•	criminal prosecution.
          Radio Transmission Equipment Type Approval Certificate
          As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Information Industry. Our certificate will expire on November 6, 2010.
          China Compulsory Certification Requirements
          China Compulsory Certification, or CCC, inclusive of a certificate and a mark, serves as evidence that the covered products can be imported, marketed or used in China. The CCC mark is administered by the China National Certification and Accreditation Administration, which designates the China Quality Certification Center to process CCC mark applications. Some medical devices are required to have a CCC mark. We have received a certificate and a mark for each of our products for which a CCC mark is required.
          Software Enterprise Designation
          Due to the software we develop for our products, we are also recognized as a software enterprise. The PRC government encourages the development and production of software products in China. Until 2010, value-added tax will be levied at the statutory rate of 17% on sales of software products developed and produced by us. The portion of the tax burden in excess of 3% shall be refunded upon collection and used by the enterprise to research and develop software products and to expand reproduction. In 2005, we received refunds totaling more than RMB32.1 million (US$4.1 million). Beginning in 2006, our embedded software is no longer eligible for this value-added tax refund, due to changes in the types of software that are eligible for this tax refund.
United States
          For any of our products that we distribute in the United States, the labeling, distribution and marketing are subject to regulation by the FDA and other regulatory bodies. The FDA regulates our currently marketed products as medical devices and we are required to obtain review and clearance or approval from the FDA prior to commercial sales of our devices.
          FDA premarket clearance and approval requirements
          Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes depending on the degree of risk posed to patients by the medical device. Devices deemed to pose lower risk are placed in either Class I or II, which requires the manufacturer to obtain 510(k) clearance from the FDA prior to marketing such devices. Some low-risk Class I devices are exempt from the 510(k) requirement altogether. Devices deemed by the FDA to pose greater risk, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in Class III, most of which require premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, to be paid at the time of submission for FDA review. Our PM-50, PM-8000 and PM-9000 Express patient monitoring devices and our DP-6600, DP-9900 and DC-6 ultrasound imaging systems are Class I and II products that have obtained 510(k) clearance and are marketed in the United States.
          510(k) clearance pathway
          To obtain 510(k) clearance, a premarket notification must be submitted, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(k) clearance process usually takes from three to nine months from the date the application is submitted, but it can take significantly longer.
          After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.
          All products that we currently distribute in the United States have been cleared through the 510(k) clearance pathway.
          Premarket approval pathway
          To obtain premarket approval, a premarket approval application must be submitted if the device cannot be cleared through the 510(k) process, and is usually utilized for Class III medical devices, or devices that pose a significant safety risk, including unknown risks related to the novelty of the device.
          A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. Technical performance data required for diagnostic laboratory instrument premarket approval applications may include validation of the performance of hardware and software under repeat testing, calibration of mechanical components and stability of reagents and other products used in specimen collection, storage and testing. Preclinical trials may include tests to determine product stability and biocompatibility, among other features.
          Continuing FDA regulation
          After a device is placed on the market, numerous regulatory requirements apply. These include:
•	quality system regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process, otherwise known as Good Manufacturing Practices, or GMPs;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.
          Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:
•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

European Union
          The European Union has promulgated rules that require commercial medical products to bear the CE mark. The CE mark is recognized by the European Union as a symbol of adherence to strict quality systems requirements set forth in the ISO 9001, EN 46001 and ISO 13485 quality standards, as well as compliance with 93/42/ EEC, the Medical Device Directives of the European Union. The CE mark allows us to market our products throughout the European Economic Area. Our manufacturing facilities received ISO 9001 (EN 46001) Quality Systems certification in September 2005. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe.
          We have received regulatory approval to affix the CE mark to the substantial majority of our products. Failure to receive regulatory approval to affix the CE mark would prohibit us from selling these products in member countries of the European Union.
Other National and Provincial Level Laws and Regulations in China
          We are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.
          Laws regulating medical device manufacturers and hospitals cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.
Foreign Exchange Control and Administration
          Foreign exchange in China is primarily regulated by:
•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
          Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.
          Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE and the PRC National Reform and Development Commission. We receive a portion of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.
          The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.
Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
          In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange administration and the standardization of the cross-border flow of funds. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 superseded the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:
•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.
          Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
          As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business, operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.
          We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to capitalize overseas subsidiaries or expand our international operations. However, we anticipate that we will require relatively small amounts of funds to capitalize overseas subsidiaries, and such funds should be readily available from us. Similarly, we anticipate that the startup capital and working capital costs for our international expansion will be borne largely by our international distributors with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will have a material adverse effect on our ability to capitalize foreign subsidiaries or expand our international operations.
Regulation of Overseas Listings
          On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
          On September 21, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process if a waiver is not available.
          We completed the initial listing and trading of our ADSs on the New York Stock Exchange on September 29, 2006. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. We did not seek CSRC approval in connection with either our initial public offering or the secondary offering in February 2007.
          Our PRC counsel, Jun He Law Offices, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval of our initial public offering or the secondary offering in February 2007, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval. Should an application for CSRC approval be required from us, we have a legal basis to apply for a waiver from the CSRC, if and when such procedures are established to obtain such a waiver. A copy of Jun He Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with the secondary offering in February 2007, which is available at the SEC’s website at www.sec.gov.
          See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs”.
Dividend Distributions
          Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.
          Shenzhen Mindray and Beijing Mindray are regulated under the newly revised PRC Company Law which took effect on January 1, 2006. Accordingly they shall allocate 10% of after-tax profits to statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund has exceeded 50% of the registered capital of the subsidiaries no further allocation is required to be made. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.
C. Organizational Structure
          We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiary Shenzhen Mindray. We own approximately 99.9% of the equity of Shenzhen Mindray through two British Virgin Islands, or BVI, non-operating holding companies. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. We hold our interests in Shenzhen Mindray through two British Virgin Islands holding companies as a matter of historical legacy. Many of the former shareholders of Shenzhen Mindray, from whom we acquired equity interests, chose to incorporate in the British Virgin Islands in part because of the advantageous tax treatments they received. We acquired these equity interests by consolidating the holdings of various British Virgin Islands entities into these two entities because this form of transaction was convenient and effective under British Virgin Islands law.
          We commenced operations in 1991 through our predecessor entity and established Shenzhen Mindray, our current operating company in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. All such linked transactions involving transfer of shares in Shenzhen Mindray for cash were subject to the approval of the PRC Ministry of Commerce and its appropriate local counterpart, as well as registration with the PRC State Administration of Industry and Commerce and its appropriate local counterpart, and we have obtained those required approvals and registration. There were no conditions or contingencies upon which these approvals were based. As a result of this share transfer, our holding company Mindray International, through two BVI companies, Greatest Elite Limited, or Greatest Elite, and Giant Glory Investments Limited, or Giant Glory, which respectively held approximately 46.0% and 45.1% of the equity of Shenzhen Mindray, controlled approximately 91.1% of Shenzhen Mindray, with the remaining approximately 8.9% distributed among four other shareholders. In May 2006, we changed our name to Mindray Medical International Limited.
          In April 2006, Mindray International injected additional capital of RMB174.2 million to subscribe for an additional 99 million shares of Shenzhen Mindray. In addition, we issued to offshore shareholders of Shenzhen Mindray 7,649,646 shares of our company, approximately 8.9% of our share capital, in exchange for all outstanding shares of Shenzhen Mindray not already owned by Mindray International except for 0.0002% of the enlarged share capital of Shenzhen Mindray consisting of 300 shares held by three PRC shareholders who remain as shareholders in order to fulfill corporate requirements under PRC law that a company limited by shares have at least two shareholders, at least one of which should be a PRC domestic shareholder. These 300 shares entitle their owners to identical economic and voting rights as the shares held by our subsidiaries, Giant Glory and Greatest Elite. All other Shenzhen Mindray shares are held by Giant Glory and Greatest Elite, which now collectively hold approximately 99.9% of the equity of Shenzhen Mindray.
          Shenzhen Mindray has one subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd., or Beijing Mindray, in which Shenzhen Mindray has a 99.9% equity interest and through which we conduct some of our research and development activities. At the time that Beijing Mindray was incorporated, the PRC Company Law required that any domestic limited liability company have at least two separate legal or natural persons as equity holders. We satisfied this requirement by establishing Beijing Mindray with a principal shareholder and two additional shareholders with nominal equity holdings in the entity. The remaining 0.1% equity interest in Beijing Mindray is held in equal 0.05% interests by Mr. Xu Hang and Mr. Li Xiting, our co-CEOs, and entitles its owners to identical economic and voting rights as the equity interest held by Shenzhen Mindray. Mindray International has several subsidiaries, two of which are Greatest Elite and Giant Glory that hold only the equity of Shenzhen Mindray.
          The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of December 31, 2006:

D. Property, Plant and Equipment
     We currently maintain our corporate headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our corporate headquarters occupy approximately 193,000 square feet. We have an existing production site for research and development and manufacturing in Shenzhen that occupies approximately 280,000 square feet. We are developing an additional manufacturing facility in Shenzhen for 2008 that will be approximately three times the size of our current manufacturing facility. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing. See Item 3.D,“Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently rely on one manufacturing, assembly and storage facility for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation”.
     We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a research and development office in Seattle, Washington. We also have 29 local sales and services offices in China and we have international sales and service offices in Boston, Istanbul, London, Mumbai and Vancouver.
     We intend to develop a research and development and manufacturing facility in Nanjing on an approximately 107 acre site in the Nanjing Jiangning Development Zone.
ITEM 4A. UNRESOLVED STAFF COMMENTS
     Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward Locking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. Operating Results
Overview
     We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, primarily in other regions of Asia and in Europe. We offer a broad range of products across our three primary business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems.
     We sell our products primarily to distributors. In 2006, distributor sales accounted for 83.0% of our net revenues. We believe we have one of the largest distribution, sales and service network for medical devices in China, with over 1,800 distributors and 650 direct sales and sales support personnel, and we sell our products internationally through more than 800 distributors and 90 sales personnel as of December 31, 2006. We also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.
     Our net revenues increased from RMB697.8 million in 2004 to RMB1,078.6 million in 2005 and to RMB1,515.0 million (US$194.1 million) in 2006, representing a compound annual growth rate of 47.4%. These significant increases reflect our success in expanding our product lines to include more advanced products and our increasing market penetration, particularly internationally. Our net revenues outside of China from 2004 to 2006 grew at a faster rate than net revenues in China in both real and percentage terms, increasing from RMB238.2 million, or 34.1% of our net revenues in 2004 to RMB735.6 million (US$94.3 million), or 48.6% of our net revenues in 2006, representing a compound annual growth rate of 53.9% International net revenue growth has been augmented by our expansion of international sales coverage from 91 countries in 2004 to more than 140 countries in 2006, as well as by our increased penetration in existing international markets through our enhanced distributor network, and the introduction of new products in the international markets.
     We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2004, we have introduced more than 20 new products, including our first color Doppler ultrasound imaging system, the DC-6, our first five-part hematology analyzer, the BC-5500, our high-end Beneview series of patient monitoring devices, and our first anesthesia machine, the WATO EX-50.
     We increased our investment in research and development as a percentage of net revenues from 8.8% in 2004, to 9.8% in 2006. Our investment in research and development in 2006 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, with more than 600 engineers on our staff as of December 31, 2006, and continuing to develop and commercialize new and more advanced products. As part of the planned expansion of our research and development and manufacturing capabilities, we have entered into an agreement relating to the development of a new facility in Nanjing that is expected to be operational in 2009.
Pricing
     To gain market penetration, we price our products at levels that we believe offer attractive economic returns to our distributors, taking into account the prices of competing products and our gross margins. Average selling prices for our products are generally the same in China and internationally, although we do make pricing adjustments based on specification adjustments for international markets. We believe that we offer products of comparable quality to our international competitors at substantially lower prices.
     In addition to the sales to distributors, we sell our products directly to hospitals and clinics in China. We also sell directly to government health bureaus in China by participating in competitive bidding and tenders run by government bidding agents to procure large-volume purchase contracts. Although the prices of products sold to hospitals, clinics and government health bureaus in China tend to be slightly lower than those of products sold to distributors, the lower pricing for these products is more than offset by typically higher unit volumes, representing attractive sales opportunities for us.
     Through our continuous efforts to improve manufacturing efficiencies and reduce our raw material costs, we have been able to reduce our production costs. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. We believe that our ability to offer price reductions without a significant impact to our gross margins allows us to generate increased sales volume and gross profits, and helps alleviate any pricing pressures we may face.
Revenues
     Our net revenues represent our total revenues from operations, less value-added taxes, plus a 14% refund for value-added taxes on sales of our software that is embedded in our products. Beginning in 2006, our embedded software is no longer eligible for this value-added tax refund, due to changes in the types of software that qualify for this tax refund. See “— Taxes and Incentives”.
     We use a distribution network because we believe it is the most cost-effective way to reach a broad end-user base. Our sales are generally made on a purchase order basis, rather than under any long-term commitments, and we do not currently have long-term contracts with any of our distributor customers. We rely on sales to distributors for a majority of our net revenues. In 2005 and 2006, sales to distributors accounted for 84.4% and 72.9%, respectively, of our sales in China and 81.4% and 81.5%, respectively, of our international sales.
     Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of 2004, 2005 and 2006 was an international ODM customer that accounted for 7.3%, 6.2% and 2.6% of our net revenues, respectively.
     We primarily derive revenues from three business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. These business segments accounted for 40.1%, 29.3% and 29.3% of our total net segment revenues in 2006, respectively. The accounting policies underlying the net revenues information provided for our business segments are based on accounting principles applicable under PRC GAAP that are different from US GAAP.
     Patient Monitoring Devices. We derive revenues for our patient monitoring devices segment from sales of patient monitors and related accessories. Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. Our patient monitoring devices segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue to penetrate large-sized hospitals in China and international markets with the introduction of additional advanced products in this business segment.
     Diagnostic Laboratory Instruments. We derive revenues for our diagnostic laboratory instruments segment from sales of diagnostic laboratory instruments and related reagents. Our diagnostic laboratory instruments provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. Our current diagnostic laboratory instruments portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We also sell reagents for use with our products in both of these categories. A reagent is used each time an analysis is performed, generating a recurring revenue stream for us. Diagnostic laboratory reagent sales accounted for 10.3% of the segment’s net revenues in 2006. We anticipate that we will continue to grow at a rapid pace as we further penetrate the diagnostic laboratory instruments market through the introduction of new advanced product offerings, such as our recently introduced five-part hematology analyzer.
     Ultrasound Imaging Systems. We derive revenues for our ultrasound imaging systems segment from sales of ultrasound devices and related accessories. Our ultrasound imaging systems use computer-managed sound waves to generate real-time images of anatomical movement and blood flow, and are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We anticipate that, on a percentage basis, net revenues in our ultrasound imaging systems segment in the near term will grow more quickly than total net revenues, as we further penetrate the ultrasound imaging systems market and as we expand our products offerings, including our recently introduced color Doppler ultrasound imaging system.
     In 2006, our best-selling product across our three business segments, the PM-9000 patient monitoring device, accounted for 11.4% of our total net segment revenues. No other product accounted for more than 10.0% of our total net segment revenues in 2006. Although our best selling products change over time, we expect that a small number of key products will continue to account for a substantial portion of our revenues. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We generate a substantial portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations”.
     China has an ongoing program to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. In June 2006, PRC commercial anti-bribery laws were modified to expand and clarify the scope of persons potentially subject to prosecution. For example, it is now easier to prosecute hospital administrators and doctors for illegal activities under the commercial anti-bribery laws. We maintain a strict policy prohibiting our employees and distributors from engaging in improper activities in connection with the sale of our products, and we believe that more strict enforcement is beneficial for our industry and our business in the long term. We believe that many hospitals and medical device distributors in the PRC reduced their overall purchasing volumes in the second half of 2006 in response to the statutory modifications of the PRC commercial anti-bribery laws and increased enforcement activities under these laws, and we do not believe that overall purchasing volumes returned to historical levels by the end of 2006.
     In May 2006, the SFDA changed the approval process for new medical devices by adding a new medical equipment safety standard, which we estimate increased by three months the typical time period required to obtain approval for new medical devices. This change delayed our planned introduction of three new products in 2006, including our five-part hematology analyzer, our color ultrasound imaging system and our high-end Beneview series of patient monitoring devices. We have taken into consideration this extended approval timeframe in our new product development timelines for 2007 and beyond.
     Our ability to grow our revenues depends on our ability to increase the market penetration of our existing products and on our ability to successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We generally choose to devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.
     In any period, a number of factors will impact our net revenues, including for example:
•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors;

•	new product introductions by us and our competitors;

•	our ability to maintain prices for our products at levels that provide favorable margins; and

•	our ability to expand into new international markets.

     For a detailed discussion of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline”.
Cost of Revenues
     Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation costs of plant and equipment used for production purposes, shipping and handling costs and provisional cost of warranty-based maintenance, repair services, and the cost of providing sales incentives.
     Product mix is the most significant factor in determining our cost of revenues as a percentage of our net revenues. Cost of revenues has historically been highest in our ultrasound imaging systems segment, which was our fastest-growing segment from 2004 through 2006. See “ — Comparison of Years Ended December 31, 2004, December 31, 2005 and December 31, 2006 — Gross Profit and Gross Margin”.
     The direct costs of manufacturing a new product are generally highest when a new product is first introduced. In periods when we introduce a greater than average number of new products, our cost of revenues as a percentage of net revenues tends to be higher due to start-up costs associated with manufacturing a new product and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. In addition, we are able to lower our raw material and component costs by identifying lower-cost raw materials and components. Moreover, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.
     We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture all of our products in China. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in manufacturing processes. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. However, we believe that these reductions will be increasingly offset by rising costs of raw materials, components and wages in China resulting from China’s further economic development. In particular, we expect that the costs of raw materials will increase in the near term. In addition, as we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacture of components and adopting more uniform manufacturing and assembly practices.
Gross Profit and Gross Margin
     Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross margins from period to period are primarily driven by changes in product mix. See “— Cost of Revenues”. Between 2004 and 2006, we were able to maintain gross margins between approximately 50% and 60% across our business segments. We expect this trend to continue because we generally seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Gross margins for domestic and international sales tend to be substantially similar. Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues and our strategic decision to pass on these cost savings to our customers.
Operating Expenses
     Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.
     Selling Expenses
     Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.
     Between 2005 and 2006, selling expenses increased primarily as a result of increased headcount and increased international sales and marketing activities. Selling expenses as a percentage of net revenues increased from 2004 to 2005, primarily as a result of employee share-based compensation expenses attributable to the contribution of shares to certain employees by our shareholders, and decreased slightly in 2006, principally because of reduced employee share-based compensation expenses, which were partially offset by expenses related to increased headcount and related travel and expenses. In the near term, we expect that certain components of our selling expenses will increase as we open new international sales and service offices to increase our market penetration in selected international markets. We presently operate five international sales and service offices and expect to open four more in 2007.
     Similar to most China-based medical device manufacturers, we primarily sell our products to distributors. Consequently, our sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our selling expenses.
     General and Administrative Expenses
     General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. We expect that most components of our general and administrative expenses will increase as our business grows and as we incur increased costs related to being a public company. However, as a percentage of net revenues, we generally expect that general and administrative expenses will remain relatively stable at least in the near-term as we benefit from improved operating efficiencies attributable to the increased scale of our business.
     Research and Development Expenses
     Research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expenses related to equipment used for research and development activities, and other relevant costs. Research and development expenses as a percentage of net revenues increased from 8.8% in 2004 to 9.8% in 2006. Our investment in research and development in 2005 and 2006 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and continuing to develop and commercialize new and more advanced products.
     Employee Share-Based Compensation Expenses
     We account for employee share-based compensation expenses based on the fair value of share option grants at the date of grant, and we record employee share-based compensation expense to the extent that the fair value of those grants are determined to be greater than the price paid by the employee.
     We did not incur any employee share-based compensation expenses in 2004. We incurred three separate employee share-based compensation charges in 2005 totaling RMB70.9 million. The first charge, in the amount of RMB26.3 million, was recorded in connection with shares granted in 2005 to certain employees by our shareholders in consideration of past and present services to us. The second charge, in the amount of RMB11.6 million, was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million, related to an earnings adjustment provision entered into between those employees and our preferred shareholders. See notes 2(p) and 10 to our consolidated financial statements included elsewhere in this annual report. We do not expect any future shareholder contribution of shares as part of any future employee share-based compensation plan.
     The table below shows the effect of the 2005 and 2006 share-based compensation charges on our operating expense line items:

Employee Share-Based Compensation Related to:	2004	2005	2006
		(In RMB thousands)
Cost of revenues	—	268	614
Selling expenses	—	8,576	6,372
General and administrative expenses	—	59,014	12,195
Research and development expenses	—	3,071	6,873
     In February 2006, we adopted a new employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees received options to purchase up to 7,033,000 ordinary shares at an exercise price of US$5.00 per ordinary share. These options generally vest over the required service period, with approximately 25% of them vesting on each of January 31, 2007, 2008, 2009 and 2010. These options will also vest only if the option holder is still an employee of our company at the time of the relevant vesting and the individual has met performance criteria at that time. These options will expire on the eighth anniversary of their grant.
     We incurred RMB26.1 million (US$3.3 million) in employee share-based compensation expenses in 2006.
Other Income (Expense)
     Other income (expense), is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, has in the past consisted primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have tended to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any.
Taxes and Incentives
     Our company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.
     The basic corporate income tax rate for the foreign-invested enterprises in the PRC is currently 33% (30% state tax and 3% local tax). However, as Shenzhen Mindray is a manufacturing enterprise located in Shenzhen special economic zone, the applicable income tax rate is 15% state tax and no local tax. Shenzhen Mindray is entitled to a tax exemption for two years from the year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and nil% local tax). The first profitable year was 1999. Shenzhen Mindray also has been designated as a “new and high technology enterprise,” and is therefore eligible to receive a special additional corporate income tax holiday which represents a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning in 2004 through 2006. Beginning in 2007, Shenzen Mindray is subject to an applicable income tax rate of 15%.
     Beijing Mindray is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year (15% state tax and no local tax).
     The additional tax that would otherwise have been payable without corporate income tax preferential treatment totaled RMB10.8 million, RMB18.1 million and RMB31.3 million (US$4.0 million) in 2004, 2005 and 2006, respectively, representing a reduction in basic earnings per ordinary share of RMB0.13, RMB0.22 and RMB0.36 (US$0.05) in 2004, 2005 and 2006, respectively.
     Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, Shenzhen Mindray was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB24.6 million and RMB32.1 in 2004 and 2005, respectively. Beginning in 2006, our embedded self-developed software is no longer eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund. In 2006, no value-added tax refunds were refundable on sales made during this period for embedded self-developed software.
     We classify value-added tax refunds as “Other income” under segment reporting and include them in net revenues in our consolidated statement of operations included elsewhere in this annual report. Our effective income tax rates in 2004, 2005 and 2006 were 5.6%, 7.8% and 6.1%, respectively. The higher effective income tax rate in 2005 was primarily due to higher share-based compensation expenses during that period, which were not tax deductible.
     As a result of the pending lapse of reduced corporate income tax rates for Shenzhen Mindray and Beijing Mindray and the loss of eligibility for value-added tax refunds for embedded, self-developed software, our historical operating results may not be indicative of our operating results for future periods. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, financial condition and results of operations”.
     In March 2007, China passed the China Unified Corporate Income Tax Law, or New CIT Law, which will become effective on January 1, 2008. The New CIT Law establishes a single unified 25% income tax rate for most companies, with some preferential income tax rates for qualified hi-tech enterprises. While we have not undertaken a detailed analysis of the potential impact of the proposed New CIT Law on us, it could significantly shorten the period in which we enjoy, or eliminate, our preferential tax treatment. The enactment of the New CIT Law could adversely affect our financial condition and results of operations. See Item 3D, “Key Information—Risk Factors — Risks Related to Doing Business in China — The discontinuation of China’s dual tax system could adversely affect our financial condition and results of operations”.

Results of Operations
     The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for the periods indicated:

	Year Ended December 31,
	2004		2005		2006
		% of Total		% of Total			% of Total
		Net		Net			Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB		RMB	RMB	RMB
			(In thousands, except percentages)
Net Revenues	697,837	100.0%	1,078,573	100.0%	1,514,981	194,126	100.0%
Cost of Revenues (1)	(319,013)	45.7	(493,326)	45.7	(687,484)	(88,093)	45.4

Gross profit	378,824	54.3	585,247	54.3	827,497	106,033	54.6
Operating expenses:
Selling expenses (1)	(92,177)	13.2	(146,499)	13.6	(211,858)	(27,147)	14.0
General and administrative expenses (1)	(32,340)	4.6	(112,082)	10.4	(76,010)	(9,740)	5.0
Research and development expenses (1)	(61,604)	8.8	(106,147)	9.8	(149,141)	(19,111)	9.8
Expenses of in-progress research & development					(31,835)	(4,079)	2.1
Other general expenses	—	—	—	—	202	26	—

Total operating expenses	(186,121)	26.7	(364,728)	33.8	(468,642)	(60,047)	30.9

Operating income	192,703	27.6	220,519	20.4	358,855	45,983	23.7
Other income (expense) (2)	(198)	0.0	11,045	1.0	33,444	4,286	2.2

Income before income taxes and minority interests	192,505	27.6	231,564	21.5	392,299	50,268	25.9
Provision for income taxes	(10,758)	1.5	(18,066)	1.7	(24,057)	(3,083)	1.6
Minority interests	—	—	(8,409)	0.8	(6,456)	(827)	0.4
Net income	181,747	26.0%	205,089	19.0%	361,786	46,358	23.9%

(1)	Share-based compensation charges incurred during the period related to:

	Year Ended December 31,
	2004		2005		2006
		% of		% of			% of
		Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB		RMB		RMB	US$
				(In thousands)
Cost to revenues	—	—	268	0.0%	614	79	0.0%
Selling expenses	—	—	8,576	0.8%	6,372	816	0.4%
General and administrative expenses	—	—	59,014	5.5%	12,195	1,563	0.8%
Research and development expenses	—	—	3,071	0.3%	6,873	881	0.5%
(2)	Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements.

Comparison of Years Ended December 31, 2004, December 31, 2005 and December 31, 2006
     Net Revenues
     The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for 2004, 2005 and 2006:

	Year ended December 31
	2004		2005		2006
	Net		Net	Net			Net
	Revenues	Net Revenues	Revenues	Revenues			Revenue
	RMB	% of Total	RMB	% of Total	RMB	US$	% of Total
			(in thousands, except percentages)
Geographic Data:
China	459,602	65.9%	626,997	58.1%	779,378	99,868	51.4%
Other Asia	103,604	14.8	181,094	16.8	220,320	28,231	14.5%
Europe	51,720	7.4	135,586	12.6	259,418	33,241	17.1%
North America	52,825	7.6	69,135	6.4	120,149	15,396	7.9%
Other	30,086	4.3	65,761	6.1	135,716	17,390	9.0%

Total net revenues	697,837	100.0%	1,078,573	100.0%	1,514,981	194,129	100.0%

Segment Data: (1)
Patient monitoring devices	364,994	54.9%	496,464	47.8%	600,332	76,925	40.1%
Diagnostic laboratory instruments	172,703	26.0	263,162	25.3	438,018	56,127	29.3%
Ultrasound imaging systems	112,739	17.0	264,267	25.5	438,128	56,141	29.3%
Others	14,481	2.1	14,334	1.4	20,683	2,650	1.3%

Total net segment revenues	664,917	100.0%	1,038,227	100.0%	1,497,161	191,843	100.0%

(1)	The segment information was prepared primarily in accordance with PRC GAAP.
     Our total net revenues increased from RMB697.8 million in 2004 to RMB1,078.6 million in 2005 and to RMB1,515.0 million (US$194.1 million) in 2006, or 54.6% and 40.5% growth, respectively. These increases primarily resulted from improved penetration in both our domestic and international markets and our introduction of new products. In addition, we increased our number of distributors from approximately 2,000 in 2004 to approximately 2,500 in 2005 and to approximately 2,600 in 2006. Between 2004 and 2006, we introduced more than 20 new products, which accounted for more than 64.4% of our 2006 net revenues.
     On a geographic basis, net revenues generated in China increased from RMB459.6 million in 2004 to RMB627.0 million in 2005 and to RMB779.4 million (US$99.9 million) in 2006, or 36.4% and 24.3% growth, respectively. These increases reflect increased sales generated from our new products to existing and new customers as we added products that meet the needs of customers from different segments.
     During the period from 2004 to 2006, net revenues generated outside of China grew even faster than net revenues generated in China, increasing from RMB238.2 million in 2004 to RMB451.6 million in 2005 and to RMB735.6 million (US$94.3 million) in 2006, or 89.6% and 62.9% growth, respectively. As a percentage of total net revenues, net revenues generated outside of China increased from 34.1% in 2004 to 41.9% in 2005 and to 48.6% in 2006. These increases reflect our improved penetration in international markets, with sales into 91 countries in 2004 and more than 140 countries in 2006. Revenues generated from Europe increased by RMB83.9 million, or 162.2%, from 2004 to 2005, and increased by RMB135.6 million or 91.3% from 2005 to 2006, while our net revenues generated in Asia, other than China, increased by RMB77.5 million, or 74.8%, from 2004 to 2005, and increased by RMB39.2 million (US$5.0 million) or 21.7% from 2005 to 2006. Gross margins for domestic and international sales are substantially similar. In the long term, we expect that these revenues will continue to grow at a faster rate than revenues from China.
     Each of our business segments experienced significant net revenues growth in 2005 and 2006. Net revenues in our patient monitoring devices segment increased from RMB365.0 million in 2004 to RMB496.5 million in 2005 and to RMB600.3 million (US$77.0 million) in 2006, or 36.0% growth and 20.9%, respectively. This growth primarily resulted from increased sales of our existing lower- and mid-tier patient monitoring devices, the introduction of our MEC-1000in 2003, the introduction of the PM-50 and two OEM patient monitoring devices in 2004, and our PM-7000, VS-800 and Hypervisor VI patient monitoring devices in 2005. One ODM customer accounted for approximately 9.7%, 7.3% and 6.2% of our patient monitoring devices segment revenues in 2004, 2005 and 2006, respectively.
     Net revenues in our diagnostic laboratory instruments segment increased from RMB172.7 million in 2004 to RMB263.2 million in 2005 and to RMB438.0 million (US$56.2 million) in 2006, or 52.4% and 66.5% growth, respectively. This growth primarily resulted from increased sales of our existing diagnostic laboratory instruments, and the introduction of our BS-300 biochemistry analyzer in 2003 and the introduction of our BC-2800 and BC-3000 series hematology analyzer in 2005.
     Net revenues in our ultrasound imaging systems business segment increased from RMB112.7 million in 2004 to RMB264.3 million in 2005 and to RMB438.1 million (US$56.2 million) in 2006, or 134.4% and 65.8% growth, respectively. This growth primarily resulted from increased sales of our existing ultrasound imaging systems and the introduction of our MG-66 and DP-8800 ultrasound imaging systems in 2003, the introduction of our DP-6600 ultrasound imaging system and the production of an ultrasound imaging system for an ODM customer in 2004, and the introduction of two ultrasound imaging systems, our DP-7700 and DP-3300, in 2005.
     Cost of Revenues
     Total cost of revenues as a percentage of total net revenues was 45.7%, 45.7% and 45.5% in 2004, 2005 and 2006, respectively. This stability is attributable primarily to the increase in sales volume being offset by savings on raw materials and components and improved manufacturing efficiencies. Total cost of revenues increased from RMB319.0 million in 2004 to RMB493.3 in 2005 and to RMB687.5 million (US$88.1 million) in 2006, or 54.6% and 39.4% growth, respectively. These increases were primarily due to increases in the volume of our products sold during these periods.
     Gross Profit and Gross Margin
     Total gross profit increased from RMB378.8 million in 2004 to RMB585.2 million in 2005 and to RMB827.5 million (US$106.0 million) in 2006, or 54.5% and 41.4% annual growth, respectively. Our consolidated gross margin was 54.3% in each of 2004 and 2005 and 54.6% in 2006.
Operating Expenses
     Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expense, as a percentage of total net revenue, increased from 26.7% in 2004 to 33.8% in 2005 and decreased to 30.9% in 2006. Our operating expenses increased from RMB186.1 million in 2004 to

RMB364.7 million in 2005 and to RMB468.6 million (US$60.0 million), or 96.0% and 28.5% growth, respectively.
     Selling Expenses
     Our selling expenses, as a percentage of total net revenues, increased from 13.2% in 2004 to 13.6% in 2005 and to 14.0% in 2006. Our selling expenses increased from RMB92.2 million in 2004 to RMB146.5 million in 2005 and to RMB211.9 million (US$27.1 million) in 2006. These increases were primarily attributable to the following:
•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team, accounted for 38.5% of the increase in 2004, 46.3% of the increase in 2005 (excluding employee share-based compensation expenses relating to a share grant contributed by shareholders of RMB8.6 million), and 27.0% of the increase in 2006;

•	increases in travel and entertainment expenses accounted for 13.8% of the increase in 2004, 22.5% of the increase in 2005, and 11.7% of the increase in 2006;

•	increases in marketing and training expenses accounted for 25.9% of the increase in 2004, 8.3% of the increase in 2005, and 27.8% of the increase in 2006; and

•	an increase in 2005 in employee share-based compensation expenses related to a share grant contributed by shareholders as compensation for past and current services provided, which accounted for 5.9% of the increase in 2005. Share-based compensation expenses decreased RMB2.2 million (US$0.3 million) in 2006.
     General and Administrative Expenses
     Our general and administrative expenses, as a percentage of total net revenues, increased from 4.6% in 2004 to 10.4% in 2005, and decreased to 5.0% in 2006. Our general and administrative expenses increased from RMB32.3 million in 2004 to RMB112.1 million in 2005, and decreased to RMB 76.0 million (US$9.7 million) in 2006. Of the total increase in our general and administrative expenses between 2004 and 2005, 74.0% was attributable to employee share-based compensation expenses in connection with both a share grant contributed by shareholders in January 2005 as compensation for past and current services provided, and the issuance of convertible preferred shares in September 2005. The decrease in our general and administrative expenses between 2005 and 2006 was attributable to a decrease in employee share-based compensation expense, was partially offset by an increase in salaries and depreciation expense.
     Research and Development Expenses
     Our research and development expenses, as a percentage of total net revenues, increased from 8.8% in 2004 to 9.8% in each of 2005 and 2006. Our research and development expenses increased from RMB61.6 million in 2004 to RMB106.1 million in 2005 and to RMB149.1 million (US$19.1 million) in 2006. Research and development headcount and salary increases accounted for 57.3% of the increase in 2005, and 47.2% of the increase in 2006. Employee share-based compensation expenses accounted for 6.9% of the increase in 2005. See “— Employee Share-Based Compensation Expenses”.

          Expense of In-Progress Research and Development
     In 2006, we incurred a charge related to acquired intangible assets of RMB34.1 million (US$4.4 million) (Including a RMB31.8 million charge for in-progress R&D and RMB2.3 million in amortization of other acquired intangible assets included as part of selling expenses) which was recorded in connection with our acquisition of minority interests in our operating subsidiary, Shenzhen Minidray, in April 2006. Prior to 2006 we did not record any expenses relating to in-progress research and development.
Other Income (Expense)
     We had other expenses of RMB0.2 million in 2004, and other income of RMB11.0 million in 2005 and RMB33.4 million (US$2.7 million). A majority of other income in 2005 was related to our receipt of government subsidies. We receive government subsidies on an intermittent basis, and while we expect to continue to apply for them, we may not continue to receive them.
Provision for Income Taxes
     Provision for income taxes increased from RMB10.8 million in 2004 to RMB18.1 million in 2005 and to RMB24.1 million (US$3.1 million) in 2006. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our taxes in recent years have been relatively low. The additional amounts of taxes that we would have otherwise been required to pay had we not enjoyed the various special tax rates, tax holidays and incentives in China would have been RMB10.8 million in 2004, RMB18.1 million in 2005 and RMB31.3 million (US$4.0 million) in 2006.
Minority Interests
     We had no minority interests in 2004, and minority interests increased to RMB8.4 million in 2005 and decreased to RMB6.5 million (US$0.8 million). In April 2006, we acquired substantially all minority interests. The increase in 2005 resulted from the reverse merger in September 2005.
Net Income
     As a result of the foregoing, net income increased from RMB181.7 million in 2004 to RMB205.1 million in 2005 and to RMB361.8 million (US$46.4 million) in 2006, while net margin from 26.0% in 2004, 19.0% in 2005, and increased to 23.9% in 2006. The decrease in net margin from 2004 to 2005 reflects primarily increases in employee share-based compensation expenses, minority interests and research and development costs. The increase in net margin from 2005 to 2006 reflects primarily a decrease in employee share-based compensation expenses.

B. Liquidity and Capital Resources
Liquidity and Capital Resources

	Years ended December 31
	2004	2005	2006
	RMB	RMB	RMB	US$
		(In thousands)
Cash and cash equivalents	178,556	446,143	1,709,596	219,064
Net cash from operating activities	165,840	363,385	544,705	69,797
Net cash used in investing activities	(21,591)	(62,428)	(178,857)	(22,918)
Net cash (used in) from financing activities	(95,990)	(33,370)	924,397	118,450
     Operating Activities
     Net cash generated from operating activities increased to RMB544.7 million (US$69.8 million) in 2006 from RMB363.4 million in 2005. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB361.8 million (US$46.4 million) in 2006 compared to net income of RMB205.1 million in 2005; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation, in-progress research & development expense and depreciation expenses; and (iii) the increase in notes payables, accounts payables and other liabilities. Net cash generated from operating activities was RMB165.8 million.
     Our inventory balances as of December 31, 2004, 2005 and 2006 were RMB86.3 million, RMB105.4 million and RMB 122.1 million (US$15.6 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenues and multiplied by the number of days in the period, declined from 87 days in 2004, to 71 days in 2005, and to 60 days in 2006. As of December 31, 2004, 2005 and 2006, we had aggregate increases of RMB13.7 million, RMB32.4 million, RMB 33.3 million (US$4.3 million), respectively, in accounts receivable, in each case as compared to the prior year. Average accounts receivable days increased from 17 days in 2004 to 19 days in 2005 and to 21 days in 2006. The increase primarily resulted from our growth in net revenues from expansion of international sales, because of our international distributors receiving longer average payment terms and in some cases paying by letter of credit, and our increased volume of tender sales. We anticipate that average accounts receivable days will increase as we extend credit to a limited number of qualified distributors in Europe and North America.
     Our accounts payable as of December 31, 2004, 2005 and 2006 were RMB33.0 million, RMB62.8 million and RMB79.4 million (US$10.2 million), respectively. Our average number of days of accounts payable at December 31, 2004, 2005 and 2006 were 27, 35 and 38 days, respectively.
     Investing Activities
     Investing activities primarily include pledged bank deposits, restricted cash, third party loans and purchases of property, plant and equipment. Net cash used in investing activities was RMB21.6 million,

RMB62.4 million and RMB178.9 million (US$22.9 million) in 2004, 2005 and 2006, respectively, reflecting largely purchases of property, plant and equipment. These purchases were primarily made in connection with the expansion and upgrade of our research and development and manufacturing facilities and a 2006 investment of RMB103.0 million (US$13.2 million) in a two-year debt instrument guaranteed by a major PRC commercial bank. See note 6 to our consolidated financial statements included elsewhere in this annual report. We expect other investing activities over the next several years to increase significantly from previous levels as we execute our plan to further upgrade and expand our existing facilities, particularly with the development of an additional manufacturing facility in Shenzhen, a new research and development center adjacent to our headquarters in Shenzhen, and a new research and development and manufacturing facility in Nanjing. See “— Capital Expenditures”.
     Financing Activities
     Cash used in financing activities consists of dividend payments, which totaled RMB86.0 million, RMB206.4 million and RMB318.4 million (US$40.8) million in 2004, 2005 and 2006, respectively, and repayment of bank loans, which totaled RMB10.0 million, RMB37.0 million and RMB nil in 2004, 2005 and 2006, respectively. Cash used in financing activities in 2005 was partially offset by RMB209.9 million of cash that we generated from the issuance of convertible preferred shares. Cash used in financing activities was more than fully offset by proceeds net of direct incremental costs of RMB1,227.1 million (US$157.2 million) from our initial public offering in September 2006.
     We maintain two working capital facilities with banks in China. As of December 31, 2006, we had applied RMB 50.6 million (US$6.5 million) of the credit facilities towards issuance of letters of credit used as payments to our suppliers and also as security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable.” As of December 31, 2006, the total borrowing capacity under these working capital facilities was RMB300.0 million (US$38.4 million), of which RMB249.4 million (US$32.0 million) was available. We maintain these working capital facilities primarily to foster long-term relationships with our banks and are not subject to any operational or financial covenants under these working capital facilities.
     Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, these subsidiaries are required to make appropriations from net income as determined in accordance with PRC GAAP to non-distributable reserves (also referred to as “statutory common reserves”), which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriations to the statutory surplus reserve are still required to be made at 10% of the profit after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the subsidiaries’ registered capital.
     The statutory surplus reserve is used to offset future extraordinary losses. Our subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB117.7 million (US$15.1 million) of our retained earnings was not available for distribution as of December 31, 2006.
     We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
Capital Expenditures
     Our capital expenditures totaled RMB28.1 million, RMB68.2 million and RMB72.4 million (US$9.3 million) in 2004, 2005 and 2006, respectively. In past years, our capital expenditures consisted primarily of the purchases of property, plant and equipment and investments in buildings that we made in connection with expansions of our sales and services offices. We expect to spend approximately RMB430 million (US$55.1 million) in 2007 on the development of an additional manufacturing facility in Shenzhen, a new research and development center adjacent to our headquarters in Shenzhen, and a new research and development and manufacturing facility in Nanjing. We expect to use proceeds from our initial public offering and cash generated from operating activities to fund these planned capital expenditures.
Critical Accounting Policies
     We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.
     Allowance for Doubtful Accounts
     We generally require domestic customers to make a deposit prior to shipment. We generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and have begun extending credit to select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was RMB2.0 million in each of 2004, 2005 and RMB5.7 million in 2006. Additional allowances may be required as we extend additional credit to domestic distributors and a limited number of qualified international distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.
     Provisions for Inventories
     We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the weighted average method of determining inventory cost. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for obsolete or slow-moving inventory. We record such adjustments to cost of sales in the period the condition exists.
     Provisions for Income Taxes
     We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies , and SFAS No. 109, Accounting for Income Taxes , our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 7.8% in 2005 and 6.1% in 2006.
     Revenue Recognition
     Our revenue primarily consists of the sale of medical products. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss passes to the customer.
     We offer sales incentives to certain customers in the form of future credits or free products. We treat and accrue the cost of these sales incentives as a cost of revenues and classify the corresponding liability as current.
     Valuation of Share-Based Compensation
     We account for share-based compensation to our employees based on SFAS No. 123R, and will record compensation expense to the extent the fair value of the options or shares transferred is determined to be greater than the price paid by the employee on the date of grant. We incurred three separate compensation charges in 2005 totaling RMB70.9 million. The first charge, in the amount of RMB26.3 million, was recorded in connection with a share grant contributed by shareholders in January 2005 to certain of our employees for past and current services. The second charge, in the amount of RMB11.6 million, was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million, related to our earnings adjustment provision entered into between those employees and our preferred shareholders. See Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions—Shareholders Agreement” and notes 2(p) and 10 to our consolidated financial statements included elsewhere in this annual report for a discussion of the mechanics of the earnings adjustment provision.
     With respect to the shares granted in January 2005, we retained an independent appraiser to produce a valuation report on the fair value of our company. The independent appraiser employed two valuation approaches, the comparable transaction method and a discounted cash flow model, and presented in the valuation report a fair value of US$2.49 per share, based on a weighted average of the resulting valuations from the two different approaches. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. The discount rate reflects the risk that is specific to the business. We concluded that US$2.49 was the fair value based on management’s evaluation of the report.
     The fair value of preferred shares issued has been estimated at fair value of approximately US$4.18, which was based on a valuation report by an independent appraiser on the fair value of our company that allocated the value between the convertible preferred shares and ordinary shares. The independent appraiser employed two valuation approaches, the comparable transaction method and a discounted cash flow model, and presented in the valuation report with a 13.0% differential between the ordinary and convertible preferred shares, based on a weighted average of the resulting valuations from the two different approaches. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. The discount rate reflects the risk that is specific to the business. We concluded that the best estimate of fair value of the ordinary shares in September 2005 was approximately US$3.70.
     For option grants, we utilize the Black-Scholes option-pricing model to determine share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
C. Research and Development
     Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a shorter period of time. We increased our investment in research and development as a percentage of net revenues from 8.8% in 2004 to 9.8% of our net revenues in 2006. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2006, our research and development team consisted of more than 600 engineers, representing more than one-fifth of our employees worldwide, and we expect to have more than 800 engineers on staff by the end of 2007.
     As the average cost of a research and development engineer in China is significantly lower than in the United States or Western Europe, we have been able to build a research and development team that we believe is much larger, as a percentage of total employees, than most of our international competitors, and the largest of any domestic manufacturer of medical devices in China. Due to our strong brand reputation we have been able to recruit a strong research and development team.
     We employ project selection procedures that focus on projects that we believe are commercially feasible, can generate significant revenue and can be introduced into the market in the near-term. We seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Prior to developing a product improvement or new product, we consult with our sales and service representatives and review end-user feedback to assist us in better identifying the changing needs and demands of medical service providers. We also engage outside consultants to assist us in identifying trends in the medical device market. We believe this increases the likelihood of developing commercially viable products. Once we identify a product opportunity, our sales and service, research and development, and manufacturing teams work closely together to determine potential market demand for a product and how it fits with our current design and manufacturing capabilities. We organize regular meetings in which our sales and service, research and development, and manufacturing teams review progress and, if necessary, adjust the emphases of our research and development projects.
     If we deem a new product to be commercially feasible, our research and development team will work closely with our manufacturing team to move production forward. This integrated approach allows us to identify potential difficulties in commercializing our product or product improvement. Furthermore, it also enables us to make adjustments as necessary and develop cost-efficient manufacturing processes prior to mass production. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market more than 30 new products that appeal to a wide range of end-users.
     In addition to new product development and improvements to existing products, our research and development team focuses on manufacturing and assembly process improvements to control and improve costs.
     We maintain a research and development center in Beijing, which we operate through our subsidiary Beijing Mindray. The location of our research and development center in Beijing allows us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. We also maintain a research and development office in Seattle, Washington, to focus on more advanced medical device technologies, and intend to further expand our research and development capabilities by developing an additional research and development facility in Nanjing.
D. Trend Information
     Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Commitments and Arrangements
     We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency foreign contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
F. Tabular Disclosure of Contractual Obligations
     A summary of our contractual obligations at December 31, 2006 is as follows:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
			(In thousands)
Capital commitments	59,972	512	—	—	60,484	7,750
Operating leases (1)	7,045	11,640	—	—	18,685	2,394
Bank loans	—	—	—	—	—	—
Notes payable	50,625	—	—	—	50,625	6,487

Total	117,642	12,152	—	—	129,794	16,631

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

     Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to invest up to US$150 million over three and one-half years to build a research and development and manufacturing facility in Nanjing. Our commitment in 2007 is expected to be no more than US$30 million.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
     The following table sets forth certain information relating to our directors and executive officers:

Name	Age	Position
Xu Hang	45	Chairman and Co-Chief Executive Officer
Li Xiting	56	Director, President and Co-Chief Executive Officer
Joyce I-Yin Hsu	32	Director and Chief Financial Officer
Cheng Minghe	45	Executive Vice President of Sales and Marketing
Mu Lemin	52	Executive Vice President of Administration
Yan Baiping	43	Executive Vice President of Research and Development
Tim Fitzpatrick	40	General Counsel
Chen Qingtai (1)	70	Director
Ronald Ede (1)(2)(3)	48	Director
Andrew Wolff (2)(3)	38	Director
Wu Qiyao (1)(2)(3)	70	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nomination committee
     Xu Hang has served as the chairman of our board of directors and co-chief executive officer since 1991. Mr. Xu is one of our founders and the core managerial personnel of our company. Mr. Xu is responsible for strategic planning and business development. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School.
     Li Xiting has served as our director, president and co-chief executive officer since 1991. Mr. Li is one of our founders and the core managerial personnel of our business. Mr. Li is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.
     Joyce I-Yin Hsu has served as our chief financial officer since February 2006 and as our director since September 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited, and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her B.S. degree in business administration from the University of California at Berkeley.
     Cheng Minghe has served as our executive vice president of sales and marketing since 2004. Mr. Cheng served as our vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000 and served as a vice president for Rayto Life and Analytical Sciences, Ltd. From 1991 to 1998, Mr. Cheng served as a vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai Jiao Tong University.
     Mu Lemin has served as our executive vice president of administration since 2004. Mr. Mu’s main responsibilities include public relations and human resource management. Mr. Mu joined us as a development engineer in 1996, and since then has held various managerial positions in our research and development department including the head of our research and development division. Mr. Mu received his bachelor’s degree and master’s degree from Huazhong University of Science and Technology.
     Yan Baiping has served as our executive vice president of research and development since 2004. From 2000 to 2004, Mr. Yan held various managerial positions in our research and development department including deputy manager of the division of research and development of general technology, manager of the division of research and development of hardware technology, research and development deputy director and research and development director. From 1998 to 2000, he worked for us as a systems engineer and a senior development engineer. Mr. Yan received his bachelor’s degree from Lanzhou University, and he received his master’s degree from Xi’an Jiaotong University and doctoral degree in electricity and electronics from Xi’an University of Technology.
     Tim Fitzpatrick has served as our general counsel since September 2006. From 2003 to 2006, Mr. Fitzpatrick worked as an attorney in the United States and in Hong Kong. Mr. Fitzpatrick received his J.D. degree from the University of California at Los Angeles, his M.A. degree from the University of California at San Diego, and his B.A. degree from Hamilton College.
     Chen Qingtai has served as our director since September 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director of Bank of Communications Co., Ltd. and the dean of the School of Public Policy and Management at Tsinghua University.
     Ronald Ede has served as our director since September 2006. From 2004, he has served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the

University of Washington. He currently serves as independent director for Mitsumaru East Kit (Holdings) Limited, a company listed on the Hong Kong Stock Exchange.
     Andrew Wolff has served as our director since September 2006. Mr. Wolff is a managing director of Goldman Sachs (Asia) L.L.C.’s Principal Investment Area. Mr. Wolff joined Goldman, Sachs & Co. in 1998, and was made a managing director in 2006. He has served on the boards of directors of Japan Telecom, C&M, Ltd., Geodex Communications and W2N, Inc. Mr. Wolff received his B.A. degree from Yale University, and he received his M.B.A. and J.D. degrees from Harvard University.
     Wu Qiyao has served as our director since September 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1983. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a committee member of science and technology department of National Population and Family Planning Commission of China. He also serves as a director of Chinese Institute of Electronics, and a director of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.
     The business address of our directors and executive officers is Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China.
B. Compensation
Remuneration and Borrowing
     The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Compensation of Directors and Executive Officers
     In 2006, we paid aggregate cash compensation of approximately RMB11.0 million (US$1.4 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
2006 Employee Share Incentive Plan
     Our 2006 Employee Share Incentive Plan was adopted by our board of directors at a meeting in February 2006 and was subsequently amended by our Amended and Restated 2006 Share Incentive Plan by shareholders resolution on September 1, 2006. The Amended and Restated 2006 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third party consultants and advisors.
     Under the Amended and Restated 2006 Employee Share Incentive Plan, we are limited to issuing awards exercisable for or representing in the aggregate no more than 15,000,000 Class A ordinary shares.
     Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.
     Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.
     Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.
     Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that in order to increase the limit on issuable options from the current limit of options exchangeable for 15,000,000 Class A ordinary shares, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Amended and Restated 2006 Employee Share Incentive Plan will terminate in 2016.
     Our board of directors authorized the issuance of up to 15,000,000 Class A ordinary shares upon exercise of awards granted under our Amended and Restated 2006 Employee Share Incentive Plan. As of December 31, 2006, options to purchase 11,866,550 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2006.

	Number of
	Ordinary Shares
	to be Issued	Exercise Price per
	upon Exercise	Ordinary Share
Name	of Options	(in US Dollars)	Date of Grant	Date of Expiration
Xu Hang	600,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00	September 8, 2006	September 8, 2014
Cheng Minghe	200,000	5.00	February 22, 2006	February 22, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Yan Baiping	*	5.00	February 22, 2006	February 22, 2014
Mu Lemin	*	5.00	February 22, 2006	February 22, 2014
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014
Andrew Wolff	*	11.00	September 8, 2006	September 8, 2014
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Employment Agreements
     We have entered into three-year employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days.
     Each executive officer that has executed an employment agreement with us has agreed to hold, both during and after his employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer that has executed an employment agreement with us has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us, and agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:
•	serve, invest or assist in any business that competes with any significant aspect of the business of us or our affiliated entities; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.
C. Board Practices
Duties of Directors
     Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
     We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Ms. Hsu and Mr. Wolff will expire at the 2007 annual meeting of our shareholders, the terms of office of Messrs. Wu and Li will expire at the 2008 annual meeting of our shareholders, and the terms of office of Messrs. Chen, Ede and Xu will expire at the 2009 annual meeting of our shareholders.
     Our directors are subject to a three year term of office and hold office until their term of office expires or until such time as they are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditor, (ii) dies, or (iii) is found by our company to be or becomes of unsound mind. Our executive officers are elected by and serve at the discretion of our board of directors.
Appointment of the GS Funds Director
     Andrew Wolff was appointed to our board pursuant to the shareholders agreement entered into on September 26, 2005. Under the terms of that agreement, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, and GS Capital Partners V Institutional, L.P., or collectively the GS Funds, are entitled to appoint one member of our board of directors so long as the shares held by the GS Funds are equal to or greater than the lower of 50% of the percentage of our equity they held, collectively, on September 26, 2005 (the date of their investment in our shares), or 5% of our total outstanding equity.
Qualification
     There is no shareholding qualification for directors.
Board Committees
     Our board of directors has established an audit committee, a compensation committee and a nominations committee.

     Audit Committee
     Our audit committee consists of Messrs. Ede, Chen and Wu, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Ede is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act.
     Our audit committee is responsible for, among other things:
•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within US GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential;

•	anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
     Compensation Committee
     Our compensation committee consists of Messrs. Ede, Wolff and Wu. Mr. Wolff is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of NYSE Manual Section 303A.
     Our compensation committee is responsible for, among other things:
•	reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating the performance of our co-chief executive officers in light of those goals and objectives, and setting the compensation level of our co-chief executive officers based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to our co-chief executive regarding the compensation level, share-based compensation and bonuses for our officers other than our co-chief executive officers;

•	reviewing and determining cash and share-based compensation for our directors;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
     Nominations Committee
     Our nominations committee consists of Messrs. Ede, Wolff and Wu. Mr. Wu is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of NYSE Manual Section 303A.

     Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
Corporate Governance
     Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.
     In addition, our board of directors has adopted a set of corporate governance guidelines. These guidelines reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. They are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
Differences in Corporate Law
     Mindray Medical International Limited was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. A summary of the significant differences between the provisions of Cayman Law applicable to us and the laws applicable to companies incorporated in the State of Delaware is available on our website at http://ir.mindray.com.
Interested Transactions
     A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
D. Employees
     We had approximately 1,450, 2,200 and 2,744 employees worldwide as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2006:

As of December 31, 2006
Manufacturing	829
Research and development	719
General and administration	131
Marketing and sales	690
Customer support and service	203
Procurement and supply management	172

Total	2,744

     As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2004, 2005 and 2006 were RMB6.9 million, RMB11.0 million and RMB16.7 million (US$2.1 million), respectively.
     Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 12, 2007, the latest practicable date by:
•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.
     Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 107,895,363 ordinary shares outstanding as of June 12, 2007 taking into consideration options exercisable by such person within 60 days of June 12, 2007.

	Ordinary Shares		Percentage
	Beneficially Owned		Of Votes Held
Name	Number	Percent	Percent
Directors and Executive Officers
Xu Hang (1)**	22,016,758	20.4%	38.7%
Li Xiting (2)**	19,080,214	17.7%	33.5%
Cheng Minghe (3)**	3,109,938	2.9%	5.5%
Joyce I-Yin Hsu	*	*	*
Yan Baiping	*	*	*
Mu Lemin	*	*	*
Tim Fitzpatrick	*	*	*
Chen Qingtai	—	—	—
Ronald Ede	—	—	—
Andrew Wolff (4)	5,725,105	5.3%	2.0%
Wu Qiyao	—	—	—
Other 5% Shareholders
Able Choice Investments Limited	7,160,432	6.6%	2.5%
The GS Funds (5)	5,725,105	5.3%	2.0%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold Class B ordinary shares.

(1)	All holdings are Class B ordinary shares. Mr. Xu is the sole shareholder and exercises investment and voting power over the shares held by New Dragon (No. 12) Investments Limited, or New Dragon. New Dragon is a Cayman Islands company and its address is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	All holdings are Class B ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is

Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	All holdings are Class B ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

(4)	Represents shares owned by the GS Funds. Mr. Wolff, one of our directors and a managing director in the Principal Investment Area of Goldman Sachs (Asia) L.L.C., a wholly-owned subsidiary of The Goldman Sachs Group, Inc., disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The mailing address for Mr. Wolff is c/o Goldman Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004.

(5)	Includes a total of 5,725,105 shares owned by GS Capital Partners V Fund, L.P., a Delaware limited partnership; GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership; GS Capital Partners V Institutional, L.P., a Delaware limited partnership and GS Capital Partners V GmbH & Co. KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates.

Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly-owned subsidiary of The Goldman Sachs Group, Inc. The joint bookrunner of this offering, Goldman Sachs (Asia) L.L.C., is also an affiliate of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.
               Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of sales and marketing, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. None of our other major shareholders own Class B ordinary shares or have different voting rights.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
               Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”
B. Related Party Transactions.
Shareholders Agreement
               In connection with the September 26, 2005 sale of 3,000,000 convertible redeemable preferred shares to the GS Funds, three of our employee shareholders entered into an agreement with the GS Funds which was subject to adjustment based on our results for the year ended December 31, 2005. This performance adjustment provision specified that in the event our results were less than or greater than certain predefined amounts, the GS Funds would either receive additional preferred shares if our earnings were less than the pre-defined amount or return to the employee shareholders a certain number of shares (or cash) in the event the performance adjustment was met or exceeded. We recorded a share-based compensation charge of RMB11.6 million in connection with the anticipated issuance of preferred shares to the employees in September 2005 and RMB33.0 million in relation to the performance adjustment provision based on our best estimate of this performance type adjustment, utilizing our consolidated financial statements as of December 31, 2005. The performance adjustment provision was settled on June 15, 2006, as a result of which approximately 1.1 million preferred shares, recorded as outstanding as of December 31, 2005, were transferred by GS Funds to the three employee shareholders and converted into Class B ordinary shares. For such compensation charge, a corresponding amount was recorded as a capital contribution from the GS Funds.
Registration Rights Agreement
     Pursuant to the terms of the registration rights agreement between the GS Funds and us, the GS Funds are entitled to demand registration on a form other than Form F-3 of registrable securities then outstanding, or registration on a Form F-3, Form S-3 or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including Class A ordinary shares issued upon conversion of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares. We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3, Form S-3 and piggyback registrations.
Acquisition of Minority Interest
     In connection with the acquisition of the minority interest, whereby we exchanged 6.1% of the equity of Mindray International for approximately 8.9% of the equity of Shenzhen Mindray, in April 2006, Greatest Elite first acquired approximately 8.9% of the equity of Shenzhen Mindray in exchange for consideration consisting of cash of RMB10.0 million and an obligation of the minority interest holders to subscribe for Class A ordinary shares equivalent to an 6.1% interest in Mindray International for the same cash amount. In June 2006, we issued shares of Mindray International in connection with this acquisition and in July 2006 we received the cash payment in settlement of the obligation to subscribe. The net cash transferred in these transactions amounted to zero, and the net exchange of shares amounted to the issuance of 7,649,646 shares of Mindray International in exchange for 7,649,646 shares of Shenzhen Mindray acquired by Greatest Elite. The shareholders involved in this transfer included some of our executive officers, including our co-CEO Li Xiting and Executive Vice Presidents Yan Baiping and Mu Lemin.
Secondary Offering
     In February 2007, we completed a secondary public offering of 11,301,303 American Depositary Shares representing 11,301,303 Class A ordinary shares. We did not receive any proceeds from this offering.
C. Interests of Experts and Counsel
     Not applicable.

ITEM 8. FINANCIAL INFORMATION
A. Consolidated statements and other financial information.
     We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”
Legal Proceedings
     We are currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.
Dividend Policy
     We intend to pay annual cash dividends to our shareholders. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.
     In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB185 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.
     We paid cash dividends of RMB86.0 million, RMB206.4 million and RMB323.5 million (US$41.5 million) in 2004, 2005 and 2006 (prior to our becoming a public company), respectively. Our board of directors declared a cash dividend of US$0.15 per ordinary share, based on its net income for the fully year 2006.
     Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our Class A ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in US dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical.

B.	Significant Changes
     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING.
A.	Offering and listing details.
Price Range of Our ADSs
     Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High		Low
2006 (from September 26, 2006)
September	US$	17.72	US$	15.20
October	US$	19.60	US$	15.60
November	US$	24.72	US$	18.21
December	US$	27.20	US$	21.90
2007
January	US$	26.85	US$	22.75
February	US$	29.30	US$	21.11
March	US$	25.88	US$	22.51
April	US$	25.38	US$	22.76
May	US$	29.03	US$	22.99
June (through June 26, 2007)	US$	31.49	US$	30.61
     On June 26, 2007, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$31.00 per ADS.
B.	Plan of Distribution

Not applicable.

C.	Markets

See Item 9.A above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

B.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.
A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-137140) originally filed with the SEC on September 6, 2006, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on September 1, 2005.
C.	Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.
D.	Exchange Controls

Foreign exchange in China is primarily regulated by:
•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
     Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell, and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.
     Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE and the PRC National Reform and Development Commission. We receive a portion of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.
     The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
     In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange administration and the standardization of the cross-border flow of funds. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 superseded the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:
•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.
     Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
     As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business, operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.
     We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to capitalize overseas subsidiaries or expand our international operations. However, we anticipate that we will require relatively small amounts of funds to capitalize overseas subsidiaries, and such funds should be readily available from us. Similarly, we anticipate that the startup capital and working capital costs for our international expansion will be borne largely by our international distributors with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will have a material adverse effect on our ability to capitalize foreign subsidiaries or expand our international operations.
E.	Taxation
     The following is a general summary of the material Cayman Islands and US federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Shares.
Cayman Islands Taxation
     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.
     No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
     We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:
•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from 28 June, 2005.

United States Federal Income Taxation
     This discussion describes the material US federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of US federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you are a US Holder (as defined below), you acquired ADSs or ordinary shares pursuant to our initial public offering or secondary offering and you hold and beneficially own those ADSs and ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for US federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	US Holders (as defined below) whose functional currency for tax purposes is not the US dollar;

•	US expatriates or persons treated as residents of more than one country;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.
     This discussion is based on the US Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, as a holder of an ADS, you will be treated as the owner of the underlying ordinary shares represented by such ADS.
     Prospective purchasers and existing holders are urged to consult with their own tax advisors concerning the particular US federal income tax consequences to them of the purchase,

ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.
     For purposes of the US federal income tax discussion below, you are a “US Holder” if you beneficially own ADSs and ordinary shares and are:
•	a citizen or resident of the United States for US federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to US federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a US person.
     For US federal income tax purposes, income earned through a foreign or domestic partnership or other foreign or domestic entity treated as a partnership is attributed to its owners. Accordingly, if a partnership or other such entity holds ADSs and ordinary shares, the tax treatment will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
     In general, if you hold ADSs, you will be treated for US federal income tax purposes as if you held the ordinary shares represented by those ADSs.
US Holder
     Dividends on ADSs and Ordinary Shares
     We intend to pay annual cash dividends on our ordinary shares, and indirectly on our ADSs. See “Dividend Policy”.
     Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions (which we expect would be cash distributions in US dollars), and you are a US Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ADSs and ordinary shares and thereafter as capital gain. However, if you are a US Holder who is an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares to you will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
     We do not intend to calculate our earnings and profits according to US tax accounting principles. Accordingly, notwithstanding the discussion in the previous paragraph, distributions on our ADSs and ordinary shares, if any, will generally be taxed to you as dividend distributions for US tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends received deduction with respect to distributions you receive from us. Dividends generally will constitute income from sources outside the United States for purposes of the US foreign tax credit rules. You should consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.
     Sales and other dispositions of ADSs and Ordinary Shares
     Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs and ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs and ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs and ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs and ordinary shares is more than one year at the time of disposition. If you are a US Holder who is an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.
     Passive Foreign Investment Company
     If we were a Passive Foreign Investment Company, or “PFIC”, for any taxable year in which you hold our ADSs and ordinary shares, as a US Holder, you would generally be subject to adverse US tax consequences, in the form of increased tax liabilities and special US tax reporting requirements.
     We will be classified as a PFIC in any taxable year if either: (a) the average percentage value of our gross assets (tested on a quarterly basis) that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, generally counts as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.
     We will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     We operate an active medical device business in China and do not expect to be a PFIC for the taxable year 2007. Our expectation is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of cash we raised in our initial public offering and other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investment is substantial in comparison with the gross income from our business operations. Our special US counsel expresses no opinion with respect to our expectations contained in this paragraph.
     If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs and ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs and ordinary shares. Distributions in respect of your ADSs and ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs and ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
     To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs and Ordinary Shares” section above.
     If we were a PFIC in any year, as a US Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.
     If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs and ordinary shares are “marketable”. Our ADSs and ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to -market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to -market” election with respect to your ADSs and ordinary shares.
     We do not intend to provide you with the information you would need to make or maintain a so-called “Qualified Electing Fund” or “QEF” election. Accordingly, if we were a PFIC in any year you would not be able to avoid the “excess” distribution rules described above by making such an election with respect to your ADSs and ordinary shares.
     US Information Reporting and Backup Withholding Rules
     In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your US federal income tax liability, provide that you timely furnish the required information to the IRS.
PROSPECTIVE PURCHASERS AND EXISTING HOLDERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display
     We previously filed with the Securities and Exchange Commission our registration statement on Form F-1 as amended.
     We have filed this annual report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.
     We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the Securities and Exchange Commission at 450 Fifth Street N.W. Washington D.C. 20549.
     You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

I.	Subsidiaries Information

Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
Quantitative and Qualitative Disclosures about Market Risk
     Foreign Exchange Risk
     Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the US dollar and euro (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the US dollar or the euro.
     We use the Renminbi as the reporting and functional currency for our financial statements. All transactions in currencies other than the Renminbi during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.
     Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2006, approximately 50% of our net revenues were generated from sales denominated in Renminbi, and 50% of our operating expenses were denominated in US dollars and other foreign currencies. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. In 2006, fluctuations in the exchange rates between the Renminbi and US dollar and other foreign currencies resulted in increases in operating income of RMB6.7 million (US$0.9 million), and decreases in operating expenses of RMB8.8 million (US$1.1 million).
     Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert US dollars or euros into Renminbi for our operations, appreciation of the Renminbi against the US dollar or euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or euro into US dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar or the euro against the Renminbi would have a negative effect on the corresponding US dollar or the euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2006, a 1.0% change in the exchange rates between the Renminbi and the US dollar would result in an increase or decrease of RMB17.1 million (US$2.2 million) to our total cash and cash equivalents.
     We have not used any forward contracts or currency borrowings to hedge our exposure to Renminbi foreign currency exchange risk and do not currently intend to do so.

     Interest Rate Risk
     As of December 31, 2006, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk is not material.
     Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.2%, 3.9%, 1.8% and 1.5% in 2003, 2004, 2005, and 2006, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
     Not applicable.
PART II.
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
     The rights of securities holders have not been materially modified.
ITEM 15. CONTROLS AND PROCEDURES.
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Disclosure Controls and Procedures
We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our Co-Chief Executive Officers and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms. We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
     Our audit committee consists of Messrs. Ede, Chen and Wu, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Ede is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the US Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3under the Exchange Act.
ITEM 16B. CODE OF ETHICS.
     Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2004	2005	2006
Audit fees (1)	—	$100,000	$525,093

Audit-related fees (2)	—	$6,649	$825,032

All other fees (3)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and rendering of listing advice in 2006 in connection with our initial public offering.

(3)	“All other fees” means the aggregate fees billed in 2006 for consultation services rendered by our principal auditors in connection with Section 404 of the Sarbanes-Oxley Act of 2002.
     The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit).
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.
     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
     None.
PART III.
ITEM 17. FINANCIAL STATEMENTS.
     We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS.
     Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS.

Exhibit
Number	Description
3 .1*	Third Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.

4.1*	Form of American Depositary Receipt.

4.2*	Specimen Certificate for Class A Ordinary Shares.

4.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.

4.4*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.

4.5*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.

8.1	List of Subsidiaries.

10.1*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.

10.2*	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited.

10.3*	Form of Employment Agreement of Mindray Medical International Limited.

10.4*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.

10.5*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.

10.6*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.

10.7*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.

10.8*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.

10.9*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005.

10.10*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.

Exhibit
Number	Description
10.11*	Form of Equity Transfer Agreement.

10.12†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.

12.1	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350.

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

23.2	Consent of Frost & Sullivan.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-137140).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140028).

SIGNATURE
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 27, 2007	MINDRAY MEDICAL INTERNATIONAL LIMITED

/s/Joyce I-Yin Hsu
	Name: Title:	Joyce I-Yin Hsu Director and Chief Financial Officer

MINDRAY MEDICAL INTERNATIONAL LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Mindray Medical International Limited:
     We have audited the accompanying consolidated balance sheets of Mindray Medical International Limited and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the three years ended December 31, 2006. These consolidated financial are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for the three years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
     Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen
June 26, 2007

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
	(In thousands, except share and per share data)
Net revenues	697,837	1,078,573	1,514,981	194,126
Cost of revenues (a)	(319,013)	(493,326)	(687,484)	(88,093)

Gross profit	378,824	585,247	827,497	106,033
Operating expenses:
Selling expenses (a)	(92,177)	(146,499)	(211,858)	(27,147)
General and administrative expenses (a)	(32,340)	(112,082)	(76,010)	(9,740)
Research and development expenses (a)	(61,604)	(106,147)	(149,141)	(19,111)
Expense of in-progress research and development	—	—	(31,835)	(4,079)
Other general expenses	—	—	202	26

Operating income	192,703	220,519	358,855	45,982
Other income	1,405	9,462	8,497	1,089
Other expenses	(1,366)	(252)	(2,481)	(318)
Interest income	3,087	3,854	27,890	3,574
Interest expense	(3,324)	(2,019)	(462)	(59)

Income before income taxes and minority interests	192,505	231,564	392,299	50,268
Provision for income taxes	(10,758)	(18,066)	(24,057)	(3,083)
Minority interests	—	(8,409)	(6,456)	(827)

Net income	181,747	205,089	361,786	46,358
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	(14,031)	—	—

Income attributable to ordinary shareholders	181,747	191,058	361,786	46,358

Basic earnings per share	RMB2.11	RMB2.31	RMB4.16	US$ 0.53

Diluted earnings per share	RMB2.11	RMB2.31	RMB3.75	US$ 0.48

Shares used in computation of:
Basic earnings per share	86,000,000	82,790,427	87,066,163	87,066,163

Diluted earnings per share	86,000,000	82,790,427	96,370,084	96,370,084
Note (a):

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Share-based compensation charges incurred during the year related to:

Cost of revenues	—	268	614	79
Selling expenses	—	8,576	6,372	816
General and administrative expenses	—	59,014	12,195	1,563
Research and development expenses	—	3,071	6,873	881
See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
	(In thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	446,143	1,709,596	219,064
Restricted cash	7,727	—	—
Short-term investments	—	13,312	1,706
Account receivables (less allowance for doubtful accounts of RMB2,016 for 2005 and RMB5,662 (US$726) for 2006, respectively)	71,330	104,679	13,413
Inventories	105,422	122,071	15,642
Value added tax receivables	12,963	—	—
Other receivables	13,987	11,774	1,509
Prepayments and other	17,134	19,263	2,468
Deferred tax assets	406	2,747	352

Total current assets	675,112	1,983,442	254,154

Loans to employees	8,460	4,851	622
Long-term investments	—	105,573	13,528
Other assets	2,020	2,124	272
Property, plant and equipment, net	152,489	186,980	23,959
Land use right	2,639	2,505	321
Deferred tax assets	115	—	—
Intangible assets, net	—	149,479	19,154
Goodwill	—	122,169	15,654

Total assets	840,835	2,557,123	327,664

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	17,153	50,625	6,487
Accounts payable	62,809	79,352	10,169
Customers’ deposits	29,827	47,007	6,023
Salaries payables	43,653	55,676	7,134
Other payables	44,825	100,082	12,824
Income taxes payable	2,928	11,703	1,500
Other taxes payable	5,086	7,937	1,017

Total current liabilities	206,281	352,382	45,154

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
	(In thousands, except share and per share data)
Deferred tax	—	21,815	2,795

Commitments and contingencies (Note 18)
Minority interests	37,596	11	1

Mezzanine equity:
Convertible redeemable preferred shares (HK$0.001 par value: 1,000,000,000 and nil shares authorized in 2005 and 2006, respectively and 10,074,977 and nil shares issued and outstanding for 2005 and 2006, respectively	325,389	—	—

Shareholders’ equity:
Ordinary shares (HK$0.001 par value: 5,000,000,000 shares authorized and 75,350,054 for 2005, and 105,727,677 for 2006, respectively issued and outstanding)	79	110	14
Additional paid-in capital	45,773	1,934,937	247,939
Retained earnings	225,717	266,833	34,191
Accumulated other comprehensive loss	—	(18,965)	(2,430)

Total shareholders’ equity	271,569	2,182,915	279,714

Total liabilities and shareholders’ equity	840,835	2,557,123	327,664

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

			Additional		Other
	Ordinary		paid-in	Retained	comprehensive		Comprehensive
	share capital		capital	earnings	loss	Total	income
	Number	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(In thousands, except share and per share data)
As of January 1, 2004	86,000,000	89	86,177	164,474	—	250,740	—
Net income	—	—	—	181,747	—	181,747	181,747
Dividends paid (RMB1.00 per share)	—	—	—	(86,000)	—	(86,000)	—

As of December, 2004	86,000,000	89	86,177	260,221	—	346,487	181,747

Net income	—	—	—	205,089	—	205,089	205,089
Dividends paid (RMB2.40 per share)	—	—	—	(206,400)	—	(206,400)
Effect of reverse merger on minority interests	(7,649,946)	(7)	(10,008)	(19,162)	—	(29,177)	—
Conversion of ordinary shares to convertible redeemable preferred shares	(3,000,000)	(3)	(89,820)	—	—	(89,823)	—
Capital contributions related to reverse merger	—	—	130	—	—	130	—
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	(14,031)	—	(14,031)	—
Capital contributions in connection with share-based compensation, net	—	—	59,294	—	—	59,294	—

As of December 31, 2005	75,350,054	79	45,773	225,717	—	271,569	205,089

Net income	—	—	—	361,786	—	361,786	361,786
Dividends paid (RMB1.60 per share)	—	—	—	(135,500)	—	(135,500)	—
Dividends paid (RMB2.00 per share)	—	—	—	(185,170)	—	(185,170)	—
Conversion of convertible redeemable preferred share to ordinary shares	10,074,977	10	325,379	—	—	325,389	—
Issuance of ordinary shares for acquisition of minority interests	7,649,646	8	310,911	—	—	310,919	—
Issuance of ordinary shares	12,643,000	13	1,227,088	—	—	1,227,101	—
Restricted shares	10,000	—	879	—	—	879	—
Share-based compensation	—	—	24,907	—	—	24,907	—
Foreign currency translation adjustments	—	—	—	—	(18,965)	(18,965)	(18,965)

As of December 31, 2006	105,727,677	110	1,934,937	266,833	(18,965)	2,182,915	342,821

As of December 31, 2006 (US$’000)	105,727,677	14	247,939	34,191	(2,430)	279,714	43,928

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
	(In thousands)
Cash flows from operating activities:
Net income	181,747	205,089	361,786	46,358

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use right	134	134	134	17
Depreciation of property, plant and equipment	16,003	25,346	38,430	4,924
Allowance (reversal) for doubtful receivables	199	(432)	3,521	451
Expense of in-progress research and development	—	—	34,121	4,372
Impairment loss on long-lived assets	1,373	—	—	—
Loss (gain) on disposal of property, plant and equipment	244	60	(202)	(26)
Employee share-based compensation	—	70,929	26,054	3,339
Income attributable to the minority interests	—	8,409	6,456	827
Changes in current asset and liabilities:
(Increase) in accounts receivables	(13,738)	(32,381)	(37,005)	(4,742)
(Increase) in inventories	(20,980)	(19,128)	(16,733)	(2,144)
(Increase) decrease in value added tax receivables	871	(3,899)	12,963	1,661
(Increase) decrease in other receivables	(10,128)	5,534	3,162	405
Increase in prepayments and other	(1,352)	(4,071)	(2,174)	(278)
(Increase) decrease in deferred taxes assets	(1,234)	1,070	(2,843)	(364)
(Increase) in other assets	—	—	(106)	(14)
Increase in notes payables	—	17,153	33,472	4,289
Increase in accounts payable	18,497	29,794	16,788	2,151
Increase (decrease) in customers’ deposits	(13,378)	13,870	17,179	2,201
Increase in salaries payable	10,532	17,059	12,023	1,541
Increase (decrease) in other payables	(352)	27,778	30,862	3,955
Increase in income taxes payable	754	485	3,768	483
Increase (decrease) in other taxes payable	(3,352)	586	3,049	391

Net cash from operating activities	165,840	363,385	544,705	69,797

Cash flows from investing activities:
Purchase of property, plant and equipment	(28,142)	(68,245)	(72,393)	(9,276)
Proceeds from disposal of property, plant and equipment	118	205	1,090	140
Decrease in restricted cash	10,264	4,109	7,727	990
(Increase) in short-term investments	—	—	(13,277)	(1,701)
(Increase) in long-term investments	—	—	(105,613)	(13,533)
Loans (advanced to) repaid from employees	(3,831)	1,503	3,609	462

Net cash used in investing activities	(21,591)	(62,428)	(178,857)	(22,918)

Cash flows from financing activities:
Repayment of bank loans	(10,000)	(37,000)	—	—
Dividends paid	(86,000)	(206,400)	(338,679)	(43,398)
Contributions from shareholders	—	130	—	—
Issue of preferred shares (net of direct incremental costs of RMB15,351 (US$1,942) in 2005)	—	209,900	—	—
Issue of ordinary shares (net of direct incremental costs of RMB27,524 (US$3,482) in 2006)	—	—	1,227,675	157,312
Proceeds collected for shareholders	—	—	35,401	4,536

Net cash used in (generated from) financing activities	(95,990)	(33,370)	924,397	118,450

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
	(In thousands)
Net increase in cash and cash equivalents	48,259	267,587	1,290,245	165,329
Cash and cash equivalents at beginning of period	130,297	178,556	446,143	57,168

Effect of exchange rate changes	—	—	(26,792)	(3,433)

Cash and cash equivalents at end of period	178,556	446,143	1,709,596	219,064

Supplemental schedule of cash flow information:
Income tax paid	(11,238)	(16,511)	(23,907)	(3,063)
Interest paid	(2,149)	(1,557)	—	—

Non-cash investing and financing activities:
Issuance of shares to employees	—	70,929	26,054	3,339
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	14,031	—	—
Proceeds receivable from disposal of property, plant and equipment	—	2,165	—	—
See accompanying notes to consolidated financial statements

1.	Organization and Principal Activities
     Mindray Medical International Limited and, together with its subsidiaries, “Mindray International” or the “Company,” was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Mindray International is principally engaged in the manufacture, development and sale of medical devices including patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems in the People’s Republic of China (the “PRC”). The Company will also design and develop equipment to original equipment manufacturer’s specifications.
     Substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds approximately 99.99% equity interest. Shenzhen Mindray holds a 99.9% interest in a second consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities. These subsidiaries are collectively referred to as the “operating subsidiaries”. Mindray International holds its interest in the operating subsidiaries indirectly through two holding companies, Greatest Elite Limited (“GE”) and Giant Glory Investments Limited (“GG”), which are wholly owned companies and are incorporated in the British Virgin Islands (“BVI”).
     On September 13, 2005, Mindray International issued 75,350,054 ordinary shares and 3,000,000 convertible redeemable preferred shares to Shenzhen Mindray’s controlling shareholders for approximately 91.11% of the outstanding equity interests of Shenzhen Mindray and 100% of the equity interest of GE and GG. The controlling shareholders of Shenzhen Mindray became the owners of 100% of the outstanding shares of Mindray International in proportion to their interests in Shenzhen Mindray and Mindray International became the 100% owner of GE and GG. The approximately 8.9% equity interests of Shenzhen Mindray shareholders who did not participate in the exchange were recorded as minority interests. Prior to the exchange, Mindray International, GG and GE were shell companies which contained interests in Shenzhen Mindray and only an insignificant amount of cash and no liabilities. Accordingly, the exchange was accounted for as a reverse merger and the financial statements of Mindray International presents the historical results, assets and liabilities of Shenzhen Mindray upon the consummation of the reverse merger on the basis that Shenzhen Mindray was the accounting acquirer with no change in the basis of the net assets of Shenzhen Mindray, and the merger with Mindray International has been reflected as a recapitalization of Shenzhen Mindray as of the date of consummation. In April 2006, Mindray International acquired the remaining minority interest in Shenzhen Mindray, with the exception of a nominal interest, which is required to be held by PRC residents pursuant to local regulations. On September 26, 2006, Mindray International became a publicly traded company listed on the New York Stock Exchange.

2.	Summary of Significant Accounting Policies
(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of intangible assets, allowance for doubtful accounts receivable, income taxes, inventory and provision of warranty. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(d)	Restricted cash

Restricted cash are cash balances pledged for the facility used to issue letters of credit and short-term bank loans.

(e)	Short-term investments

Short-term investments primarily represent an investment in a short-term debt instrument that approximates its fair value due to the short-term nature of these instruments.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Write downs of potentially obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(g)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years
Buildings	20 years
Plant and machinery	3 to 5 years
Electronic equipments, furniture and fixtures	3 to 5 years
Motor vehicles	5 years
(h)	Land use right

All land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over 20 years.

(i)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. In order to assess the magnitude of any impairment loss, the Company will measure fair value based either on internal models or with the assistance of third party valuation experts.

(j)	Impairment or disposal of long-lived assets

The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

Long-lived assets to be disposed of are stated at lower of fair value or carrying amount. Expected future operating losses from any discontinued operations would be recorded in the periods in which the losses are incurred.

(k)	Mezzanine equity

Convertible redeemable preferred shares issued in 2005 that carry a redemption feature were classified as mezzanine equity.

(l)	Revenue recognition

The Company recognizes revenues when all the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectibility is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with the right of return, price protection or cash rebates. For products which include software, the software is incidental to the product as a whole, and the Company does not provide any significant post customer support services and does not provide customers with upgrades. Accordingly, revenues from the sale of products is recognized when the risks and rewards are passed to the customer, which is typically upon shipment, when the terms are free-on-board shipping point, or upon delivery. There are no customer acceptance provisions associated with the Company’s products, except related to the standards and quality of a given product.

The Company offers sales incentives to certain customers in the form of future credits for free products. The costs of the sales incentives are accrued as cost of revenues with a corresponding current liability. The Company recognizes the cost of these incentives as each of the required revenue transactions that results in progress by the customer toward earning the sale incentive occurs.

The Company presents revenues net of value-added tax collected from customers at 17%, which amounts to RMB73,229, RMB101,327 and RMB134,683 (US$17,258) for 2004, 2005 and 2006, respectively. Additionally, the Company recognizes as a component of revenues a value-added tax refund received by the operating subsidiaries of the Company, pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software only. Such software is an integrated component of the Company’s products even though the Company considers such software to be incidental to the product. The amount of refund for such value-added tax included in net revenues was RMB24,555, RMB32,121 and RMB774 (US$99) for 2004, 2005 and 2006, respectively. The PRC government changed the regulation in 2006 and the Company’s integrated software no longer qualifies for the value-added tax refund related to sale of self-developed software.

(m)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. During 2004, 2005 and 2006, shipping and handling costs classified as cost of revenues were RMB7,990, RMB16,582 and RMB28,055 (US$3,595), respectively.

(n)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products and as well as incentives from the local government for investing in the high technology industry in the region. There is no assurance that the Company will receive similar or any subsidies in the future. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been satisfied. Cash subsidies recognized as other income were RMB1,187, RMB8,837 and RMB4,665 (US$598) in 2004, 2005 and 2006, respectively. Advance subsidies received have been recorded as a current liability.

(o)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All costs are expensed as incurred.

(p)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were RMB5,818, RMB5,936 and RMB5,513 (US$706) in 2004, 2005 and 2006, respectively, and are classified as selling expenses.

(q)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred. (See Note 16).

(r)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the ordinary shares at the date of grant, and will record compensation expense to the extent the fair value of the shares transferred is determined to be greater than the price paid by the employee.

The Company incurred three separate compensation charges in 2005, which amounted to RMB70,929 (US$9,089). One charge, which totaled RMB26,335 (US$3,375), was recorded in connection with 1,277,339 shares transferred in January 2005 to certain management level employees by the shareholders of the Company for past and current services to the Company. A corresponding amount has been recorded as a capital contribution from shareholders. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and a market-based approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market.

Another charge of RMB11,635 (US$1,491) was recorded in connection with both the issuance of 3,000,000 preferred shares to certain employees and one non-employee director in September 2005 in exchange for 3,000,000 of their ordinary shares. The compensation expense was calculated based on the difference between the fair value of the ordinary and preferred shares. The Company engaged an independent third party valuation expert to provide assistance in estimating the fair value of the Company on the date of transaction, September 26, 2005, and allocating the enterprise value between the ordinary and preferred shares. The valuation resulted in a deemed value per share of the preferred and ordinary shares equal to US$4.18 and US$3.70, respectively.

Lastly, the Company recorded a charge of RMB32,959 (US$4,223) in relation to an earnings adjustment provision entered into between the Preferred shareholders and certain employees in connection with the employees’ sale of the preferred shares to such Preferred shareholders. The amount recorded is based on the fair value of the ordinary shares multiplied by Company’s best estimate of the number of shares to be provided to such employees pursuant to this performance-type award. The number of shares to be transferred is contingent upon the Company meeting certain pre-defined net income levels for the year ended December 31, 2005. A corresponding amount has been recorded as a capital contribution from shareholders. The Company and the Preferred shareholders settled the earnings adjustment provision on June 15, 2006 and approximately 1.1 million preferred shares, recorded as outstanding as of December 31, 2005, were converted into ordinary shares upon transfer to the employees.

On February 22, 2006, the Company implemented a new share-based compensation plan, which permits the Company to grant share options to certain members of senior management and key employees. See Note 13 for further disclosures.

(s)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(t)	Earnings per share

Basic earnings per share is computed by dividing net income, adjusted for dividends attributable to Preferred shareholders, by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. The assumed conversion of the preferred shares into 2,784,309 of ordinary shares is anti-dilutive as of December 31, 2005 as a result of the deemed dividends incurred during the period.

(u)	Foreign currency transactions

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

Assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the income statements. Translation adjustments resulting from translation of these financial statements are reflected as a component of other comprehensive income (loss) in the statement of shareholders’ equity.

(v)	Convenience translation into United States Dollars

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2006 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.8041 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 29, 2006. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(w)	Comprehensive income

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments.

(x)	Fair value disclosures

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, value added tax receivables, other receivables, short-term bank loans, notes payable, accounts payable, customers’ deposits, salaries payables, other taxes payable and other payables approximate their fair values due to the short term nature of these instruments.

The book value of long term debt instruments approximates their fair value due to the held-to-maturity purpose.

The convertible redeemable preferred shares were recorded at their fair value upon issuance and subsequently at their accreted values, which approximate the cash outlay which would be due upon settlement, if not converted into common shares.

(y)	Concentration of risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivables and long term investment. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company generally requires upfront payment or a significant installment prior to delivery of their products. As a consequence, management believes the Company’s exposure to credit risk is limited. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers. Allowance for doubtful accounts was RMB2,016 and RMB5,662 (US$726) in 2005 and 2006, respectively.

The Company invests its funds into the unit trust with capital guaranteed by financial institutions with high-credit ratings and quality

(z)	Recent changes in accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in fiscal year 2007. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13). EITF-04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143” (“FIN 47”). FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company is evaluating the effect of the adoption of FIN 47. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”) This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees, “ to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award—the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.

3.	Investment in Subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2006 are as follows:

		Percentage of
		ordinary share/
	Place of	registered
	establishment	capital held	Principal
Name of company	and operation	by the Company	activities
Giant Glory Investments Limited	BVI	100%	Investment holding

Greatest Elite Limited	BVI	100%	Investment holding

Mindray (UK) Limited	United Kingdom	100%	Marketing of medical equipment

Mindray USA Corp.	United States of America	100%	Sales and marketing of medical equipment

Mindray Research and Development Limited	BVI	100%	Investment holding

Mindray Global Limited	BVI	100%	Investment holding

Mindray Medical USA Corp.	United States of America	100%	Research and development of medical equipments and related products

Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.9%	Manufacturing and trading of medical equipments and research and development of related products

Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipment
4.	Acquisition of Minority Interest

On April 20, 2006, the Company acquired approximately 8.9% of the minority interest in Shenzhen Mindray in exchange for 7,649,646 ordinary shares. After the acquisition, the Company owns approximately 99.99% of Shenzhen Mindray. The results of Shenzhen Mindray’s operations, attributable to the approximately 8.9% interest acquired have been included in the Company’s consolidated financial statements for the year ended on December 31, 2006.

The aggregate purchase price was determined to be RMB310,919, based on issuance of 7,649,646 ordinary shares valued at RMB40.64 (US$5.21) per share. The value of the ordinary shares issued by the Company was determined based on the fair value of the ordinary shares on February 20, 2006, which is the date when the terms and conditions of the purchase were agreed. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and the convertible redeemable preferred shares.

The following table summarizes the fair values of the portion of the assets acquired and liabilities assumed at the date of the minority interest acquisition.

	As of April 20, 2006
	RMB’000	US$’000
Current assets	38,247	4,901
Property, plant, and equipment	15,040	1,927
Other long-term assets	1,080	138
Intangible assets	183,600	23,526
Goodwill	94,629	12,126

Total assets acquired	332,596	42,618

Less: Current liabilities	21,677	2,778

Net assets acquired	310,919	39,840

During the year ended of December 31, 2006, management of the Group determined to expense the full amount of in-progress research and development in view of no alternative future use for the amount of assets

5.	Inventories

Inventories consist of following:

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Raw materials	24,601	39,983	5,123
Work-in-progress	51,729	50,266	6,441
Finished goods	29,092	31,822	4,078

	105,422	122,071	15,642

6.	Long-term Investments
For investment purposes, the Company entered into agreements with Shenzhen International Trust & Investment Co., Ltd. (the “Trust”) pursuant to which the Company deposited total cash of RMB103,000 (US$13,198) with the Trust, which the Trust then lent to third party borrowers. The amounts deposited of RMB23,000 (US$2,947) and RMB80,000 (US$10,251) are receivable on demand beginning two years from the date of the agreements at April 12, 2006 and June 12, 2006, respectively. The receivables pay interest at 4.2% to 4.25% per annum and both the principal and interest, payable by the third party to the Trust have been guaranteed by the Bank of China to the Trust. Interest income of RMB2,573 (US$330) was accrued as of December 31, 2006.

7.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of following:

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Buildings	95,701	100,666	12,899
Plant and machinery	23,279	53,492	6,854
Electronic equipment, furniture and fixtures	78,150	93,951	12,039
Motor vehicles	8,708	9,128	1,170
Construction in progress	669	21,431	2,746

Total	206,507	278,668	35,708
Less: Accumulated depreciation	(54,018)	(91,688)	(11,749)

Net book value	152,489	186,980	23,959

As at December 31, 2005 and 2006, property with net book value of RMB62,922 and RMB59,714 (US$7,651), respectively was pledged for the available loan facilities.

Depreciation expenses were RMB16,003, RMB25,346 and RMB38,430 (US$4,924) in 2004, 2005 and 2006, respectively,

8.	Acquired intangible assets, net

The intangible assets, net, of RMB149,479 (US$19,154) acquired from the minority interest acquisition in April 2006 (Note 4) are amortized on a straight-line basis based on the estimated useful lives ranging from 3 to 11 years.

Acquired intangible assets consist of the following:

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Customer relation	—	2,224	285
Trademark	—	44,635	5,719
Contract backlog	—	62	8
In-progress research and development	—	31,835	4,079
Completed technology	—	41,940	5,374
Core technology	—	62,904	8,061

Total	—	183,600	23,526
Less: Accumulated expense	—	(34,121)	(4,372)

Net	—	149,479	19,154

The Company reviews its intangible assets for potential impairment based on a review of projected discounted cash flows associated with these assets either using its internal models or independent valuations. Intangible assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. Measurement of impairment losses for intangible assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount. Intangible assets to be disposed of are stated at lower of fair value or carrying amount. The Company will record amortization expense of RMB18,830, RMB18,830, RMB18,830, RMB16,313 and RMB5,828 for 2007, 2008, 2009, 2010 and 2011, respectively.

9.	Notes payables

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Notes payables	17,153	50,625	6,487

The Company has total available loan and notes payables facilities of RMB220,000 and RMB300,000 (US$38,441) with various banks, of which RMB202,847 and RMB249,375 (US$31,954) were available as of December 31, 2005 and 2006, respectively. The funds borrowed under these facilities are generally repayable within one year.

10.	Convertible redeemable preferred shares

In September 2005, the Company issued 10,074,977 convertible redeemable preferred shares (“preferred shares”), of which 7,074,977 preferred shares were issued to a third party investor (“Preferred shareholders”) for cash proceeds of US$27,839. The remaining 3,000,000 preferred shares were issued to four employees of the Company in exchange for 3,000,000 ordinary shares, for purposes of selling these preferred shares to such third party investor. In connection with the transaction, three of the four employees (“Employee shareholders”) also entered into a performance arrangement with the third party investor.

The Company recorded the initial carrying amount of the convertible redeemable preferred shares at RMB340,740 (US$43,662) or approximately US$4.18 per share, which was the determined to be the fair value of such shares at the date of issuance. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and preferred shares. The initial carrying value of the preferred shares was offset by direct cost of equity issuance of RMB15,351 (US$1,967).

The Preferred shareholders paid approximately US$3.93 per preferred share, which represents a discount to their fair value of approximately US$4.18 per share. The Company recognized a deemed dividend of RMB14,031 (US$1,798) for the benefit the Preferred shareholders received, which is equal to the amount of the discount for the preferred shares issued.

- Conversion. The preferred shares is were converted into 8,975,105 ordinary shares as determined by dividing US$3.97 by the then prevailing conversion price on September 26, 2006, the effective date of the Company’s initial public offering.

- Performance adjustment. The sale of 2,000,000 preferred shares to the Preferred shareholders directly by certain Employee shareholders is subject to adjustment based on the Company’s result for the year ending December 31, 2005. This performance adjustment provision specifies that in the event the Company’s results are less than or greater than certain predefined amounts, the Preferred shareholders would either receive additional preferred shares if the Company’s earnings is less than the pre-defined amount or return to the Employee shareholders a certain number of shares (or cash) in the event the earnings adjustment is met or exceeded. Both the Preferred shareholders and Employee shareholders have placed in escrow 1,369,422 preferred shares and 1,800,425 ordinary shares, respectively, which represents the maximum number of shares subject to exchange pursuant to this provision. Upon exchange, the shares received by the Preferred shareholders pursuant to the performance adjustment formula will remain as preferred shares and the shares received by the Employee shareholders pursuant to the performance adjustment formula will be converted into ordinary shares. As discussed in Note 2 (r), the Company has recorded a share-based compensation charge of RMB11,635 (US$1,491) in connection with issuance of preferred shares to the employees in September 2005 and RMB32,959 (US$4,223) in relation to the performance adjustment provision on the basis that the Company expects the predefined earnings level will be exceeded. The performance adjustment was settled and 1.1 million preferred share converted to ordinary shares and transferred to the employee shareholders on June 15, 2006. For such compensation charge, a corresponding amount has been recorded as a capital contribution from the Preferred shareholders.

11.	Other payables

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Proceeds payable to selling shareholders	—	34,854	4,466
Accrued professional fees	11,555	—	—
Accrued other expenses	9,908	33,363	4,275
Advance subsidies	14,500	17,900	2,294
Others	8,862	13,965	1,789

	44,825	100,082	12,824

12.	Capital Structure

In September 2005, in connection with the share exchange disclosed in Note 1, Mindray International issued 75,350,054 ordinary shares and 3,000,000 preferred shares, each with a par value of HK$0.001 in exchange for 78,350,054 ordinary shares of Shenzhen Mindray which equals approximately 91.11% of the 86,000,000 outstanding shares in Shenzhen Mindray. The share exchange, which occurred on a one for one basis, was accounted for as a reverse merger, and Shenzhen Mindray was deemed to be the accounting acquirer. The 7,649,946 ordinary shares of Shenzhen Mindray (representing approximately 8.9% of the 86,000,000 outstanding shares) that were held by shareholders that did not exchange and thus were not acquired by Mindray International accordingly became minority interest of the consolidated entity as of the date of the reverse merger. In addition, the 86,000,000 ordinary shares outstanding from January 1, 2003 through the date of the reverse merger equal the number of ordinary shares of Shenzhen Mindray which were legally outstanding during this period.

In September 2005, the Company issued 7,074,977 convertible redeemable preferred shares to a third party investor.

As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB378,255 (US$48,469) as of December 31, 2006. This amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 19.

Beginning in 2007, the Company expects to distribute annual cash dividends to the shareholders. The declaration of dividends, if any, is subject to approval by the Board of Directors.

On June 15, 2006, the Company also converted 1,099,872 convertible redeemable preferred shares to ordinary shares as a result of the settlement of the performance adjustment (see Note 10).

On September 26, 2006, the Company issued an additional 12,643,000 shares upon completion of its initial public offering (the “IPO”). Effective on the date of the IPO, the Company’s authorized share capital consisted of two classes of ordinary shares: 4,000,000,000 Class A ordinary shares 1,000,000,000 Class B ordinary shares. On the same date, the Company converted the 8,975,105 convertible redeemable preferred shares to Class A ordinary shares. After the completion of the

IPO, the Company has 60,289,767 Class A ordinary shares and 45,437,910 Class B ordinary shares issued and outstanding.

13.	Share-based compensation plan

Pursuant to the 2006 Employee Share Option Plan, the Company granted options for the purchase of a maximum of 7,033,000 shares in the Company, subject to vesting requirements. The options entitle the option holder to acquire one ordinary share of the the Company at an exercise price of US$5.00 (RMB39.02) per share. The options expire eight years from the date of grant, and are subject to graded vesting, with approximately 25% of the options vesting on January 31, 2007, 2008, 2009 and 2010, respectively. In addition to the requirement that the employee be employed at the time of vesting, the vesting of each option is subject to employees meeting individual performance targets based on evaluations of each individual employee.

The Company granted 3,200,300 options on September 8, 2006, pursuant to the same plan and are subject to similar vesting requirement.

The Company has adopted SFAS 123R and recognizes the fair value of the granted options over the required service period based on the Company’s estimate of the number of shares which will vest.

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	February 22, 2006		September 8, 2006
Risk-free interest rate		5.16%		5.29%
Expected life	5.25 years		5.25 years
Assumed volatility		33.2%		33.1%
Expected dividends		3.00%		3.00%
Fair value on grant date	US$	1.35	US$	2.93
	(RMB10.54)		(RMB22.87)
Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected life of the option has been assumed to be exercised evenly throughout the option life. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date. Management’s best estmate is that the individual performance targets will be achieved. If such targets are not met, total compensation cost may decrease and certain recognized compensation cost will be reversed.

A summary of option and non-vested shares under the Plan as of December 31, 2006 and changes in the year is presented below:

	Number of	Average
Options	Shares	Exercise price
		US$
Outstanding as of January 1, 2006	—	—
Granted on February 22, 2006	7,033,000	5.00
Granted on September 8, 2006	3,200,300	11.12
Exercised	—	—
Forfeited	(413,141)	5.76

Outstanding and non-vested as of December 31, 2006	9,820,159	6.96

Exercisable as of December 31, 2006	630,000	5.00

As of December 31, 2006, there was RMB64,094 (US$8,213) of total unrecognized compensation cost related to non-vested share options granted under the Plan. That cost is expected to be recognized over approximately 3 years.

14.	Earnings per Share

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Net income for the period	181,747	205,089	361,786	46,358
Deemed dividends on issuance of convertible redeemable preferred shares	—	(14,031)	—	—

Income attributable to ordinary shareholders	181,747	191,058	361,786	46,358

Weighed average number of ordinary shares for the calculation of basic earning per share	86,000,000	82,790,427	87,066,163	87,066,163
Effect of dilutive potential ordinary shares attributable to share options and preference share	—	—	9,303,921	9,303,921

Weighted average number of ordinary shares for the calculation of diluted earnings per share	86,000,000	82,790,427	96,370,084	96,370,084

15.	Other Income

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Government subsidies	1,181	8,837	4,665	598
Interests from investments	—	—	2,600	333
Gains from investments	—	—	392	50
Others	224	625	840	108

Other income	1,405	9,462	8,497	1,089

16.	Staff Retirement Plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to RMB4,241, RMB7,286 and RMB10,221 (US$1,310) in 2004, 2005 and 2006, respectively. The contributions outside PRC amounted to nil in 2004 and 2005 and RMB16 (US$2) in 2006.

17.	Income Taxes

The components of income taxes are as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
PRC	10,758	18,066	24,057	3,083

The Company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Subsidiaries operating in the PRC are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

The basic corporate tax rate for the Sino-Foreign Equity Joint Venture in the PRC is currently 33% (30% state tax and 3% local tax). However, as Shenzhen Mindray is a production enterprise located in Shenzhen special economic zone, and as of December 31, 2006 the applicable income tax rate is 15%. It is entitled to a tax exemption for two years from year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and Nil% local tax). The first profitable year was 1999. Shenzhen Mindray also has been designated as a “new and high technology enterprise”, and hence it has been eligible to receive a special additional tax holiday which represents a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning with 2004 through the fiscal year ending December 31, 2006. Beginning 2007, Shenzhen Mindray will be subject to 15% income tax.

On March 16, 2007, the 10th People’s Congress of China passed the China Unified Corporate Income Tax Law (the “New CIT Law”), which will become effective on January 1, 2008. The New CIT Law establishes a single unified 25% income tax rate for most companies with some preferential income tax rates to be applicable to qualified hi-tech enterprises. The Company cannot currently determine whether it will be subject to the 25% rate or whether it will qualify for a preferential rate as a qualified hi-tech enterprise. The related detailed implementation rules and regulations (the “IRRs”) setting forth the definition of various terms and the interpretation and application of the provisions of the New CIT Law are expected to be promulgated by the State Council within 2007. In the event the Company does not qualify as a hi-tech enterprise after the promulgation of the IRRs, it will take a one-time loss related to the deferred tax liabilities that have been accrued historically at the 15% income tax rate to increase the historical accrual. The amount of loss related to such adjustment is estimated to be RMB13.1 million (US$1.7 million) based on the accrued deferred tax liabilities as of December 31, 2006.

Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year (15% state tax and Nil% local tax).

Mindray USA Corp. and Mindray Medical USA Corp. follow FASB Statement No. 109 “Accounting for Income Taxes”, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the difference are expected to affect taxable income.

Mindray (UK) Limited is calculated at 19% of the estimated assessable profit for the year.

The Company’s deferred tax assets/(liabilities) as of December 31, 2005 and 2006 are attributable to the following:

	As of December 31,
	2005	2006	2006
	RMB’000	RMB’000	US$’000
Deferred tax assets:
Inventory provision	287	575	74
Provisions and accruals	119	2,172	278
Depreciation	115	94	12
Others	—	513	66

Total	521	3,354	430

Deferred tax liabilities:
Acquired intangible assets	—	(22,422)	(2,873)

Total	—	(22,422)	(2,873)

At the balance sheet date, the Company has gross net operating losses of RMB2,890 (US$370) available for offset against future profits. No deferred tax asset has been recognized due to the unpredictability of future profit streams. The gross net operating losses carried forward as of December 31, 2006 will expire starting in 2026 if not utilized.

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Income before income taxes	192,505	231,564	392,299	50,268
PRC enterprise income tax rate	15%	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	28,876	34,735	58,845	7,540
Effect of net income (loss) for which no income tax benefit/ expense is receivable/ payable	548	3,442	2,268	291
Employee share-based compensation	—	10,639	3,908	501
Non-taxable VAT refund	(3,683)	(4,818)	(116)	(15)
Additional deduction on R&D expenses	(4,225)	(7,866)	(9,578)	(1,227)
Effect of tax holidays and tax concessions	(10,758)	(18,066)	(31,270)	(4,007)

Total income tax expense	10,758	18,066	24,057	3,083

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB10,758, RMB18,066 and RMB31,270 (US$4,007) in 2004, 2005 and 2006, respectively (representing a reduction in basic earnings per share of RMB0.13, RMB0.22 and RMB0.36 (US$0.05) in 2004, 2005 and 2006, respectively).

18.	Commitments and Contingencies
(a)	Lease commitments

Rental expenses under operating leases were RMB4,246, RMB5,853 and RMB7,323 (US$938) in 2004, 2005 and 2006, respectively.

As of December 31, 2006, the Company was obligated under operating leases, which relate to buildings, requiring minimum rentals as follows:

Year ending December 31,

2007	7,045
2008	6,159
2009	4,073
2010	1,408
2011	—
2012 and thereafter	—

RMB’000	18,685

US$’000	2,394

(b)	Capital commitments
As of December 31, 2006, the Company had outstanding capital commitments for property, plant and equipment totaling RMB60,484 (US$7,750).

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business with its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued during 2004, 2005 and 2006 were not material to the Company’s financial position, results of operations or cash flows.
19.	Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB117,749 (US$15,088) is not available for distribution as of December 31, 2006.

20.	Segment Reporting

The Company has three reportable segments based on its major product groups: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. Each reportable segment derives its revenues from the sale of their product, which is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chairman and the President, who review the consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has combined two operating segments to arrive at the diagnostic laboratory instruments reporting segment. In particular, the biochemistry analyzers and hematology analyzers are operating segments which exhibit similar long-term financial performance and economic characteristics and also similar in nature of the products, production processes, the type of customers and distribution methods.

The accounting policies underlying the financial information provided for the segments are based primarily on statutory accounting requirements in the PRC. The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance. All revenues are attributed to sales to external parties.

For the year ended December 31,

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2006	devices	instruments	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	600,332	438,018	438,128	20,683	1,497,161
Cost of revenues	(241,234)	(192,093)	(189,941)	(36,161)	(659,429)

Gross profit (loss)	359,098	245,925	248,187	(15,478)	837,732

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2005	devices	instruments	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	496,464	263,162	264,267	14,334	1,038,227
Cost of revenues	(202,821)	(115,720)	(130,919)	(27,284)	(476,744)

Gross profit (loss)	293,643	147,442	133,348	(12,950)	561,483

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2004	devices	instruments	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	364,994	172,703	112,739	14,481	664,917
Cost of revenues	(144,299)	(81,554)	(56,136)	(22,214)	(304,203)

Gross profit (loss)	220,695	91,149	56,603	(7,733)	360,714

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
Total revenues per segment reporting	664,917	1,038,227	1,497,161	191,843
Reconciling adjustments:
Reclassification of VAT refund (a)	24,555	32,121	774	99
Reclassification of shipping and handling fees charged to customers (b)	2,583	8,225	17,046	2,184
Contract revenues on completed contract (c)	5,782	—	—	—

Total consolidated net revenues, as reported	697,837	1,078,573	1,514,981	194,126

Total cost of revenues per segment reporting	304,203	476,744	659,429	84,498
Reconciling adjustments:
Reclassification of shipping and handling fees from operating expenses (b)	7,990	16,582	28,055	3,594
Contract costs on completed contract (c)	6,820	—	—	—

Total consolidated cost of revenues, as reported	319,013	493,326	687,484	88,093

Gross profit per segment reporting	360,714	561,483	837,732	107,345
Reconciling adjustments:
Reclassification of VAT refund (a)	24,555	32,121	774	99
Reclassification of shipping and handling fees, net (b)	(5,407)	(8,357)	(11,009)	(1,411)
Contract costs on completed contract (c)	(1,038)	—	—	—

Total consolidated gross profit, as reported	378,824	585,247	827,497	106,033
Operating expenses	(186,121)	(364,728)	(468,642)	(60,051)

Operating income	192,703	220,519	358,855	45,982
Other income	1,405	9,462	8,497	1,089
Other expenses	(1,366)	(252)	(2,481)	(318)
Interest income	3,087	3,854	27,890	3,574
Interest expense	(3,324)	(2,019)	(462)	(59)

Income before income taxes and minority interests	192,505	231,564	392,299	50,268

Note (a) — VAT refunds are classified as “Other income” under segment reporting and included in net revenues in the consolidated statement of operations.

Note (b) — Shipping and handling costs charged to customers are included in operating expenses and netted against the expense under segment reporting and are reclassified against revenues for the consolidated net revenues as reported. Shipping and handling expenses are classified as operating expenses under segment reporting and included in cost of revenues in the consolidated statement of operations.

Note (c) — The design service provided in 2004 was recognized based on completion of contractual milestones in segment reporting and were accounted for using the completed contract method in the consolidated statement of operations.

Geographic disclosures

The Company’s revenues by geography are based on country of customer destination. The net revenues attributable by country of domicile and other countries are as follows:

	Year ended December 31,
	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000
PRC	459,602	626,997	779,378	99,868
Other countries	238,235	451,576	735,603	94,258

Total consolidated net revenues	697,837	1,078,573	1,514,981	194,126

No net revenues attributable to any individual Country were material, other than in the PRC, in any of the reporting periods. All the long-lived assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

Major customers

There are no single customers who contributed for 10% or more of the Company’s net revenues in 2004, 2005 and 2006.

21.	Related party transactions

For the year ended December 31, 2006, the Company did not enter into any material transaction with its related parties.