Form 20-F
period 2007-12-31
Mindray Medical International LTD
filed 2008-06-30
CIK 1373060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 75,453,753 Class A ordinary shares and 32,446,610 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐     Item 18 ☑

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, and Shenzhen Mindray’s predecessor entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2005, 2006, and 2007 and audited consolidated balance sheet data as of December 31, 2006, and 2007.

We and certain of our shareholders completed the initial public offering of 23,000,000 ADSs, each representing one Class A ordinary share, on September 29, 2006. On September 26, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “MR.” Some of our shareholders completed a secondary offering of 11,301,303 ADSs in February 2007.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the medical device market in China and internationally;

•	our expansion plans, including our recently completed acquisition of Datascope’s patient monitoring device business and related integration plans;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto, Vancouver, our planned sales and service offices in Jakarta and Milan, our manufacturing facility in Shenzhen, and our planned new research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch several new products in 2008;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.

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

Unless otherwise indicated, information in this annual report concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. Other than the Frost & Sullivan statement that we had the leading market share in China measured by units sold and revenue, for patient monitoring devices in 2007 which comes from a report that we commissioned, none of the independent industry publication market data cited in this annual report were prepared on our or our affiliates’ behalf.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The selected consolidated balance sheet data as of December 31, 2006 and 2007, and the selected consolidated financial data for the three years ended December 31, 2005, 2006 and 2007, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the years ended December 31, 2003 and 2004 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended December 31
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)

Statement of Operations Data:
Net revenues	460,254	697,837	1,078,573	1,514,981	2,230,937		305,834
Cost of revenues(1)	(210,565)	(319,013)	(493,326)	(687,484)	(1,006,459)		(137,973)

Gross profit	249,689	378,824	585,247	827,497	1,224,478		167,861
Operating expenses:
Selling expenses(1)	(61,322)	(92,177)	(146,499)	(211,858)	(311,437)		(42,694)
General and administrative expenses(1)	(35,808)	(32,340)	(112,082)	(76,010)	(91,105)		(12,489)
Research and development expenses(1)	(39,781)	(61,604)	(106,147)	(149,141)	(215,205)		(29,502)
Expense of in-progress research and development	—	—	—	(31,835)	—		—
Other general expenses	—	—	—	202	(181)		(25)

Operating income	112,778	192,703	220,519	358,855	606,550		83,151
Other income	1,934	1,405	9,462	8,497	19,902		2,728
Other expenses	(16)	(1,366)	(252)	(2,481)	(2,032)		(278)
Interest income	531	3,087	3,854	27,890	73,726		10,107
Interest expense	(2,815)	(3,324)	(2,019)	(462)	(87)		(12)

Income before income taxes and minority interests	112,412	192,505	231,564	392,299	698,059		95,696
Provision for income taxes	(7,624)	(10,758)	(18,066)	(24,057)	(106,454)		(14,594)
Minority interests	—	—	(8,409)	(6,456)	—		—

Net income	104,788	181,747	205,089	361,786	591,605		81,102
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	(14,031)	—	—		—

Income attributable to ordinary shareholders(2)	104,788	181,747	191,058	361,786	591,605		81,102

Basic earnings per share	RMB1.22	RMB2.11	RMB2.31	RMB4.16	RMB5.56	US$	0.76
Diluted earnings per share	RMB1.22	RMB2.11	RMB2.31	RMB3.75	RMB5.25	US$	0.72
Shares used in computation of:
Basic earnings per share	86,000,000	86,000,000	82,790,427	87,066,163	106,328,347		106,328,347
Diluted earning per share	86,000,000	86,000,000	82,790,427	96,370,084	112,678,984		112,678,984

	As of December 31,
	2006	2007
	RMB	RMB	US$
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	1,709,596	1,379,009	189,045
Working capital(3)	1,631,060	1,730,212	237,191
Total assets	2,557,123	3,258,599	446,714
Total liabilities	374,207	530,251	72,691
Minority interests	11	11	2
Total shareholders’ equity	2,182,915	2,728,348	374,022

(1)	Share-based compensation changes incurred during the period related to:

	For the Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)

Cost of revenues	—	—	268	614	2,023	277
Selling expenses	—	—	8,576	6,372	21,081	2,890
General and administrative expenses	—	—	59,014	12,195	16,919	2,319
Research and development expenses	—	—	3,071	6,873	18,428	2,526

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.

Exchange Rate Information

We conduct a significant portion of our business in China and a significant portion of our revenues and expenses are denominated in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB7.2946 to US$1.00, which was the noon buying rate in effect as of December 31, 2007. The noon buying rate on June 26, 2008 was RMB6.8630 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth various information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. The source of these rates is the Federal Reserve Bank of New York.

	Average(1)	High	Low	Period-End
	RMB per U.S. $1.00

2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
December	7.3682	7.4120	7.2946	7.2946
2008
January	7.2405	7.2946	7.1818	7.1818
February	7.1644	7.1973	7.1100	7.1115
March	7.0722	7.1110	7.0105	7.0120
April	6.9991	7.0185	6.9840	6.9870
May	6.9725	7.0000	6.9377	6.9400
June (through June 26)	6.9034	6.9633	6.8630	6.8630

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. Products introduced since 2005 accounted for more than 58.4% of our net revenues in 2007. We expect the medical device market to continue to evolve toward newer and more advanced products, many of which we do not currently produce. For example, the market for five-part hematology analyzers has been growing faster than the market for three-part hematology analyzers for several years, but we did not offer a five-part hematology analyzer until September 2006. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effect of declining average sales prices through increased sales volumes and reductions in manufacturing costs, we may be unable to continue to do so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

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

We depend on distributors for a significant portion of our revenues and will rely on adding distributors both in China and internationally for a significant portion of our revenue growth. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.

We depend on distributors for a significant portion of our revenues and will rely on adding distributors both in China and internationally for a significant portion of our revenue growth. We typically do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations

We may be unable to effectively structure and manage our distribution network, and our business, prospects and brand may be materially and adversely affected by actions taken by our distributors.

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

We completed the acquisition of Datascope’s patient monitoring device business in May 2008, and our growth strategy may involve additional acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. The acquisition of Datascope’s patient monitoring device business requires, and future acquisitions could require, that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of Datascope’s patient monitoring device business could have an adverse effect on the ability to effectively manage our business.

Realizing the benefits of our acquisition of Datascope’s patient monitoring device business will depend in substantial part on the successful integration of technologies, operations and personnel. Currently each of Mindray and the patient monitoring device businesses we acquired from Datascope has its own operations, corporate culture, employees, and systems. Since completing the acquisition, we have begun to operate as a combined organization and to utilize common business, information and communication systems, operating procedures, financial controls and human resource practices, including benefits, training and professional development programs. We face significant challenges integrating the technologies, operations and personnel in a timely and efficient manner. Some of the challenges and difficulties involved in this integration include:

•	integrating operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue and net income to offset the costs of acquisitions;

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations;

•	coordinating sales and marketing efforts to effectively communicate our capabilities to our customers;

•	integrating and managing our distribution network and Datascope’s patient monitoring device direct sales force;

•	retaining senior management and key sales and marketing and research and development personnel and attracting and retaining other skilled research staff and mid-level personnel;

•	incompatibility of corporate cultures;

•	increased exposure to legal liabilities due to the acquisition of Datascope’s patient monitoring device business, which has significant operations under United States jurisdiction;

•	preserving important customer and supplier relationships of both companies and resolving potential conflicts that may arise;

•	demonstrating to customers that the acquisition will not result in adverse changes in client service standards or business focus and assisting customers conduct business successfully with the combined company;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls in conformance with the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	operating at multiple sites in China, the United States, Europe, and the rest of the world.

We may experience similar difficulties for any future acquisitions. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenues to offset the costs, expenses related to the acquisitions and potential loss of, or harm to, relationships with employees or customers as a result of our integration of new businesses, any of which could significantly disrupt our ability to manage our business.

Additionally, although we conducted customary due diligence with respect to our acquisition of Datascope’s patient monitoring device business, we may not have identified and may not be aware of all of the risks associated with the acquisition. These risks and risks associated with our integration of Datascope’s patient monitoring device business could have a material adverse effect upon our business, financial condition, and results of operation. While we may be entitled to seek contract damages in certain limited circumstances, successfully asserting or enforcing such damage claims could be costly and time consuming or may not be successful at all.

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

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. For example, we did not foresee a surge in sales orders for our newly introduced color ultrasound products during the first quarter in 2007. Our underestimation of demand, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.

Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, to manage our business and operations, and on our key research and development personnel for the development of new products. We have entered into employment agreements with each of our key executives and several other key employees. However, if we lose the services of any senior management or key research and development personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople.

Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. In addition, following our acquisition of Datascope’s patient monitoring device business, we also compete to attract and retain qualified research and development personnel in the United States where the research and development operations we acquired from Datascope are located. Competition for these individuals, both in China and the United States, could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.

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

We currently rely on two manufacturing, assembly and storage facilities for our products and are developing two additional facilities. Any disruption to our current manufacturing facilities or in the development of these new facilities could reduce or restrict our sales and harm our reputation.

We manufacture, assemble and store almost all of our products, as well as conduct some of our research and development activities at our two facilities located in Shenzhen, China. We conduct some of our primary research and development activities at our headquarters. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

We are developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing. These facilities require significant build-out before they will be operational. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate or expand to these facilities. Moreover, we may not realize their anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

With our acquisition of Datascope’s patient monitoring device business, we added two facilities located in New Jersey and in Sweden.

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

We derive a substantial percentage of our revenues from a small number of products. Our five top selling products accounted for 45.0%, 35.8%, and 32.7% of our total net segment revenues in 2005, 2006 and 2007, respectively. In 2007, our best-selling product, the DC-6 color Doppler medical imaging system, accounted for 9.4% of our total net segment revenues. We expect a small number of our key products will continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products is critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of these products could materially and adversely affect our financial condition and results of operations.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have received more than 245 patents in China covering various products and aspects of our products and have more than 340 additional patent applications pending in China. We have also filed more than 120 patent applications in the United States, which cover some of the more commercially significant aspects of our products and technologies.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in either China or other countries, including the United States and other countries in Asia. In addition, our acquisition of Datascope’s patient monitoring device business could expose us to potential intellectual property infringement and other claims. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

The sale and marketing of our medical device products are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the FDA, and the regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, personnel and policy changes at SFDA has slowed the approval process and delayed some of our planned product launches in 2007. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. See “Regulation”.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Our main products are medical devices used in the diagnosis and monitoring of patients, exposing us to potential product liability claims if their use causes or results in, or is alleged to have caused or resulted in, in each case either directly or indirectly, personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We maintain limited product liability insurance to cover potential product liability arising from the use of our products. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to maintain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.

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

In 2006 and 2007, ODM and OEM customers together accounted for 9.7% and 5.9%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take up to 16 months. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first quarter of each year historically has lower, and the fourth quarter historically has higher, revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year Holiday and our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	the loss of key customers;

•	changes in pricing policies by us or our competitors;

•	variations in the purchasing cycles of our customers;

•	the length of our sales and delivery cycle;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	the timing of receipt of government incentives;

•	changes in the industry operating environment;

•	changes in government policies or regulations, including anti-commercial bribery laws and SFDA approval procedures for new products, or their enforcement; and

•	a downturn in general economic conditions in China or internationally.

For example, our 2006 domestic revenues were negatively impacted by a curtailing of procurements from hospitals in China, which we believe was in response to an ongoing anti-corruption campaign targeted at the PRC healthcare industry, and by a delay in new product approvals by regulatory authorities. In 2007 there has been a positive impact on domestic revenues due to increasing government spending and government tenders, which may not continue in the future.

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

We typically sell our products with warranty terms covering 12 to 24 months after purchase. Products sold in the United States may come with warranty terms covering up to 36 months after purchase. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our products.

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

As of the date of this annual report, three of our shareholders and their affiliated entities owned approximately 31.4% of our outstanding ordinary shares, representing approximately 68.8% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to U.S. holders.

Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Based on the value of our outstanding shares during the year and the cash that we held and generated during the year, including the cash we raised in our initial public offering, we do not believe we were a PFIC for the taxable year 2007. However, we may become a PFIC for future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.

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

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2007, and our independent registered public accounting firm agreed and attested to our management’s assessment, our management may conclude in the future that our internal controls are not effective. This outcome could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s economic, political and social condition could adversely affect our financial condition and results of operations.

We conduct a substantial majority of our business operations in China and derived approximately half of our 2007 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Furthermore, the PRC government, through the People’s Bank of China, has implemented interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, including a slowing or decline in individual hospital spending, which in turn could adversely affect our financial condition and results of operations.

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

We completed the initial listing and trading of our ADSs on the New York Stock Exchange on September 29, 2006. We did not seek CSRC approval in connection with either our initial public offering or our secondary offering completed in February 2007. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

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

Under PRC laws and regulations, Shenzhen Mindray is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2007, the amount of these restricted portions was approximately RMB175.0 million (US$24.0 million). As a result of these PRC laws and regulations, Shenzhen Mindray is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

As of December 31, 2007, our cash and cash equivalents were denominated in both Renminbi and U.S. dollars. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the U.S. dollar and the euro affect our relative purchasing power and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi or the euro relative to the U.S. dollar could affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or the euro in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or the euro. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make.

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

Before 2008, China maintained a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for foreign-invested enterprises, or FIEs. Though both domestic enterprises and FIEs were subject to the same income tax rate of 33%, there are various preferential tax treatments that were generally only available to FIEs, which resulted in the effective tax rates of FIEs being generally lower than those of domestic enterprises. The PRC government had provided various incentives to Shenzhen Mindray, which is an FIE. These incentives included reduced tax rates and other measures. For example, Shenzhen Mindray enjoyed preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Shenzhen Mindray benefited from a 15% preferential corporate income tax rate and the preferential policy of “two years of exemption and six years of 50% reduction” of corporate income tax from the year it became profitable, resulting in an effective income tax rate of 7.5% through the end of 2006. Without these tax holidays and concessions, we would have had to pay additional tax totaling RMB18.1 million, RMB31.3 million, and RMBNil (US$Nil) in 2005, 2006, and 2007 respectively.

The China Unified Corporate Income Tax Law, or the New Law, became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including a 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises”. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in December 2007. However, the application for “New and Hi-Tech Enterprise” under the New Law is pending for the implementation by the relevant government authorities. Under applicable accounting rules, until a company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012. If we had received the approval prior to December 31, 2007, our full year 2007 net income would have increased by RMB5.9 million using the 15% tax rate for 2008 and onward. We expect that we will apply for the “New and High-Tech Enterprise” status that will allow us a 15% tax rate for 2008 and onward under the New Law.

Pending the result of our application for the “New and High-Tech Enterprise” status, the enactment of the New Law, could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays and value-added tax refunds we enjoy.

In addition, under the New Law, dividends from our PRC subsidiaries for post 2007 retained earnings will be subject to a withholding tax of 5% and 10%, respectively, depending on the percentage of ownership. At this stage, we intend to retain the post 2007 retained earnings in PRC for permanent reinvestment. Should we change the intention in future, we will be required to adjust certain long term deferred tax liabilities which will result in a loss in the period the change takes effect.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB24.6 million and RMB32.1 million in 2004 and 2005, respectively. In 2006 and 2007, our embedded self-developed software was not eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund.

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

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We commenced operations in 1991 through our predecessor entity. We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated operating subsidiary Shenzhen Mindray, which was established in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. In April 2006 we acquired approximately 8.9% of the equity in Shenzhen Mindray with the result that our holding company owns approximately 99.99% of the equity of Shenzhen Mindray. In May 2006, we changed our name to Mindray Medical International Limited. In May 2008, we completed the acquisition of Datascope’s patient monitoring device business. For additional information on our organizational structure, see Item 4.C, “Organizational Structure.”

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

Recent Developments

This section contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.”

We completed our acquisition of Datascope’s patient monitoring device business in May 2008 pursuant to the terms of the definitive agreement entered into in March 2008. The total purchase price was US$209 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China. See Item 5.B, “Financing Activities”. With this acquisition, we believe we are the third-largest global patient monitoring device producer and furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide. Datascope’s patient monitoring business achieved total revenues of US$161.3 million in calendar year 2007. Currently, the majority of Datascope’s patient monitoring revenue is generated from sales in North America, with the remainder from markets largely in Europe. We intend to maintain Datascope’s existing branded product lines and to continue manufacturing Datascope products in the United States. With the Datascope acquisition, we currently offer over 50 products across our three product segments. Upon completion of the acquisition, we had approximately 4,100 employees.

B.	Business overview.

Overview

We are a leading developer, manufacturer and marketer of medical devices based in China. We also have a significant and growing presence outside of China, generating a majority of our revenues from international sales in 2007. We offer a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. According to Frost & Sullivan, we had the leading market share in China measured by units sold and revenue, for patient monitoring devices in 2007. In addition, we believe we hold a leading market share position in China in in-vitro diagnostic products and grayscale ultrasound imaging systems. Along with our leading market position, we believe we have one of the most recognized brands in the medical device industry in China.

We sell our products primarily to distributors, and the balance directly to hospitals, clinics, government agencies, ODM customers and OEM customers. With over 2,050 distributors and 850 direct sales and sales support personnel at the end of 2007, we believe our nationwide distribution, sales and service network is the largest of any medical device manufacturer in China. This extensive platform allows us to be closer than our competitors to end-users and enables us to be more responsive to local market demand. We also sell our products internationally through distributors and sales personnel. This established and expanding international sales and distribution network provides us with a platform from which to build and enhance our market position globally.

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

To enhance our leading market position, we have made and will continue to invest approximately 10% of our net revenues in research and development. We have established what we believe is the largest research and development team of any medical device manufacturer in China, with more than 930 engineers on our staff at the end of 2007, and we expect to have more than 1,400 by the end of 2008. We also maintain a research and development office in Seattle, Washington to work with our Shenzhen research and development staff on product development targeted towards the U.S. and developed country markets and, as a result of our recent acquisition of Datascope’s patient monitoring business we maintain research and development facilities in New Jersey and Sweden. We intend to establish a new research and development and manufacturing facility in Nanjing, China. We believe our current spending, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2005, we have introduced more than 30 new products.

Products

We have three primary business segments — patient monitoring and life support, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 140 countries, and international sales grew from 41.9% of our net revenues in 2005 to 50.6% of our net revenues in 2007.

All of our products have received SFDA approval, as applicable, in China. To facilitate international sales, the majority of our products have a CE mark, which certifies full compliance with the Medical Device Directives of the European Union, thus enabling our products to be marketed in any member state of the European Union. The CE mark for in-vitro diagnostic products are declared by ourselves pursuant to the relevant regulation of European Union, the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. In addition, we applied for and received 510(k) clearance from the FDA for ten of our patient monitoring and life support products: the PM-9000 Express, PM-8000, PM-8000Express, PM-7000, VS-800, PM-60, PM-50, Hypervisor, TMS-6016 and AS3000; for two of our in-vitro diagnostic products: BC-3200 and BS-200, and for five of our medical imaging systems: DP-9900, DP-6600, DC-6, M-5 and DC-3/DC-3T. FDA 510(k) clearance from the FDA is required to market any of the medical devices in our current product portfolio in the United States.

The chart below provides selected summary information about our key products under each business segment:

Clearances/
Business Segment	Key Products	Description	Marks

Beneview	T8/T6	High-end patient monitoring device; up to three independent displays on a 17” color display; eight waveform display; 13 module slots for flexible configuration; built-in recorder; networkable; 120-hour graphic and tabular parameter trends; portable.	CE/TUV
Patient Monitoring and Life Support Products	PM-8000 Series	8.4” color display with 8 waveforms; arrhythmia analysis; pacemaker detection; built-in recorder; networkable, 96-hour graphic and tabular parameter trends; portable	CE, TUV, FDA
	PM-9000 Series	Same as above, but uses a 10.4” or 12.1” color display	CE, TUV, FDA (PM-9000 Express only)
	VS-800	Vital signs monitor; adjustable audible and visual alarms; central station networking; removable and rechargeable battery; up to 10-hour working time.	CE, FDA
	Hypervisor VI	Central monitoring system; optional dual-screen to display maximum 32-bed information; maximum 64-patient monitoring by telemetry system; LAN or wireless LAN networking; bi-directional communication between bedside monitors and central station; large storage capacity: 72-hour full disclosure waveform review, 240-hour trend table review, 720 alarm records and 20,000 patient records.	CE, TUV, FDA
	WA10 EX50/EX60	Anesthesia machine; dual-flow tubes for oxygen and nitrogen dioxide and air; selectable ventilation modes; automatic volume compensation; built-in carbon dioxide measurement; 8.4” color screen
	BC-5500	Hematology analyzer; five-part differential, 27 parameters, two histograms plus two scatter grams; fully-automated; two counting modes; up to 80 samples per hour; optional autoloader; large TFT touch screen; storage capacity up to 40,000 samples.	CE
In-Vitro Diagnostic Products	BC-2800	Hematology analyzer; 3-part differential; 19 parameters; fully-automated; automatic diluting, lyzing, mixing, rinsing and clog clearing of samples; storage for 10,000 samples; built-in thermal recorder; up to 30 samples per hour; color display	CE, TUV

Clearances/
Business Segment	Key Products	Description	Marks

	BC-3000 Series	Same as above, except storage for 35,000 samples; up to 60 samples per hour	CE, TUV, FDA (BC-3200 only)
	BS-400	Biochemistry analyzer; fully-automated; automatic probe cleaning, liquid level detection, collision protection and dilution; up to 400 tests per hour; up to 77 on-board chemistries; three independent probes; refrigerated reagent compartment.	CE
	BS-200	Biochemistry analyzer; fully-automated; discrete, random access; up to 40 positions for samples and reagents respectively; automatic probe cleaning, liquid level detection, collision protection; reversed optic system with eight wavelengths.	CE, FDA
	M5	Our first color mobile ultrasound imaging product; weights approximately 13 pounds; tissue harmonic imaging for better contrast and spatial resolutions; image homogenization up to 30 cm deep; panoramic imaging and trapezoidal imaging; spatial compounding imaging technology.	CE, FDA, MDL
	DC-6/DC-6Expert	Mobile (with roll-cart); multi-purpose — abdomen, urology, gynecology, cardiology, obstetrics, small parts, orthopedics; color monitor; multi-language interface; digital imaging; DVD recorder.	CE, FDA (DC-6 only)
	BS-300	Biochemistry analyzer; fully-automated; automatic probe cleaning, liquid level detection, collision protection and dilution; up to 300 tests per hour, up to 50 on-board chemistries; three independent probes; refrigerated reagent compartment	CE, TUV
Medical Imaging Systems	DP-8800 Series	Mobile (with roll-cart); multi-purpose — abdomen, urology, gynecology, obstetrics, small parts, orthopedics; 14” monitor, multi-language interface; digital imaging	CE, TUV
	DP-9900 Series	Same as DP-8800, plus tissue harmonic imaging and tissue specialty imaging	FDA, CE, TUV (DP-9900 only)
	DP-6600	Portable; multi-purpose; 10” monitor; digital imaging	FDA, CE, TUV

The chart below provides selected summary information about certain products we introduced in 2007:

Business Segment	Products	Description

Patient Monitoring and Life Support Products	Beneview T5	Lower-end version of our Beneview T8/T6 patient monitoring devices
In-Vitro Diagnostic Products	BC-5300	Lower-end version of our BC-5500 five-part hematology analyzer
	BS-100	Lower-end version of our BS-200 biochemistry analyzer
Medical Imaging Systems	DC-3	Lower-end version of our DC-6 color Doppler ultrasound imaging system
	M-5	Our first portable color Doppler ultrasound imaging system

The chart below provides selected summary information about some of the products that we introduced or intend to introduce in 2008:

Business Segment	Products	Description

Patient Monitoring and Life Support Products	iPM Monitor	New generation mid-end patient monitoring device
	Beneheart WATO	Our first defibrillator High-end anesthesia machine
EX-55/EX-65
In-Vitro Diagnostic Products	BC-5300/5380	Lower-end version of our BC-5500 five-part hematology analyzer
	BS-380/BS-390	High-end version of our BS-300 biochemistry analyzer;
Diagnostic Imaging Systems	DC-3	Lower-end version of our DC-6 color Doppler ultrasound imaging system
	DR-50/DR-51	Our first digital radiography systems

Patient monitoring and life support products

Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We offer 17 different patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, mobile and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. In 2007, our PM-8000 series and PM-9000 series multi-parameter patient monitors accounted for 33.8% of our patient monitoring device segment revenues. Coupled with the launch of our high-end Beneview line of patient monitors, we are demonstrating sales growth across all market tiers. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in mobile models. We also offer a line of veterinary monitoring devices.

We are also actively expanding the range of our life support products. We currently offer two anesthesia machines and plan on introducing two additional anesthesia machines and a defibrillator in 2008.

Sales of our patient monitoring and life support products accounted for 47.8%, 40.1%, and 36.2% of our net segment revenues in 2005, 2006, and 2007, respectively. According to Frost & Sullivan, we had the leading market share in China for patient monitoring devices in 2007, as measured by units sold and revenue.

To maintain and expand our domestic market leadership position and international revenue growth for our patient monitoring devices, we introduced our high-end Beneview line of patient monitoring devices, which are targeted at higher-tier hospitals than our other patient monitoring devices. Our Beneview patient monitoring devices are capable of monitoring between 16 and 20 physiological parameters, and allow users to easily customize the parameters monitored by changing cartridges. We have received 510(k) clearance for our PM-8000 and PM-9000 Express. We have also received 510(k) clearance from the FDA for several of our patient monitoring devices that we believe have significant market potential in the United States.

In-vitro diagnostic products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of 14 in-vitro diagnostic products in two primary product categories: hematology analyzers and biochemistry analyzers. We offer a urinalysis product and reagents for use with our in-vitro diagnostic products, and a microplate reader and microplate washer. A microplate is a plastic consumable used in diagnostic testing; it contains 96 wells where reagents are dispensed to react with patient samples. Sales of our in-vitro diagnostic products, including sales of reagents, accounted for 25.3%, 29.3% and 31.2% of our net segment revenues in 2005, 2006, and 2007, respectively. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. In particular, our customers are generally required to use our reagents in order to maintain the validity of our product warranties. The hematology analyzers we sell in China are compatible with only our reagents. Our biochemistry analyzers are compatible with other companies’ reagents, but use of other companies’ reagents by PRC customers voids our product warranty. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. Reagent sales accounted for 11.2%, 10.3%, and 12.6% of our in-vitro diagnostic products segment revenues in 2005, 2006, and 2007, respectively. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. However, due to the relatively higher cost of shipping reagents internationally compared to the revenues they generate given the current size of our installed base outside of China, we do not anticipate significantly expanding international reagent sales in the near future.

Hematology analyzers.  Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illnesses caused by viruses from those caused by bacteria. In 1998, we became the first manufacturer of semi-automated hematology analyzers in China. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents. We also offer more than 30 reagents for use with our hematology analyzers, and intend to expand our line of reagents. Our two top-selling hematology analyzers in terms of revenues in 2007, the BC-2800 and BC-3000 series, utilize color LCD screens, can process 30 to 60 samples per hour and can store 10,000 to 20,000 patient results.

Biochemistry analyzers.  Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may also be used as therapeutic drug monitors or to check for drug abuse. We also offer more than 45 reagents for use with our biochemistry analyzer. Our leading biochemistry analyzer, the BS-200 automated analyzer, which accounted for 13.7% of our in-vitro diagnostic products segment revenues in 2007, can hold up to 60 samples at a time with up to 50 reagents, allowing for up to 300 tests per hour.

We introduced our BS-200 fully-automated biochemistry analyzer in the first half of 2006. In April 2007, we introduced the BS-400, our high-end fully-automated biochemistry analyzer; The BS-400 is our fastest biochemistry analyzer, which we believe will help us further expand our customer base by appealing to labs with high daily testing volumes.

Medical imaging systems

Our medical imaging systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Medical imaging systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell seven portable and mobile grayscale medical imaging systems and one color mobile medical imaging systems, and offer a broad range of transducers to enhance the adaptability of these systems for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. In 2007, our leading medical imaging system under our own brand name by revenues was the DC-6 which has received FDA 510(k) clearance and accounted for 30.3% of our 2007 medical imaging system segment revenues. Sales of our medical imaging systems accounted for 25.5%, 29.3%, and 31.1% of our net revenues in 2005, 2006, and 2007 respectively.

In 2006, we introduced our first color Doppler medical imaging system, the DC-6, which has received FDA 510(k) clearance, and currently offer four color medical imaging systems, including the DC-3, which has also received FDA 510(k) clearance. In addition, our laptop-size color medical imaging system, the M5, has received FDA 510(k) clearance. With color medical systems estimated by Frost & Sullivan to have accounted for 78.5% of the ultrasound imaging market in China in 2007 measured by revenues, we believe this product has the potential to substantially broaden our market reach to large-sized hospitals in China and make us more competitive in international markets. We anticipate seeking FDA 510(k) clearance for other medical imaging systems that we believe have significant market potential in the United States. We intend on introducing our first digital radiography systems in 2008, the DR-50 and DR-51.

Distribution, Direct Sales and Marketing

As of December 31, 2007, our nationwide distribution and sales network in China consisted of more than 2,050 distributors and 850 sales and sales support personnel located in 29 offices in almost every province in China. Our international distribution and sales network consisted of more than 1,250 distributors and nearly 300 sales personnel covering more than 140 countries. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China and internationally within a short period of time. We grant the majority of our distributors in China and a significant percentage of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 2.0% of our net revenues in each of the past three years.

Distribution

Exclusive distributors.  As of December 31, 2007, we had more than 850 exclusive distributors in China and more than 200 exclusive distributors internationally. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several exclusive distributors selling different products on an exclusive basis. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. Our exclusive distribution agreements typically have one-year terms with specified revenue and unit sales targets. If a distributor does not reach specified targets during the year, we typically have the right to terminate the agreement early.

Prior to shipment, our exclusive domestic distributors typically pay between 70% and 100% of the purchase price, while our international distributors typically pay the entire purchase price or provide a letter of credit for the products they order. We also extend credit to selected distributors in the United States and Europe. Any balance due is generally payable in full within 30 days of product acceptance. To those distributors who both meet their sales targets and pay their receivables within the 30 day terms, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.

As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas.

Non-exclusive distributors.  As of December 31, 2007, we had more than 1,200 non-exclusive distributors in China and more than 1,050 non-exclusive distributors internationally. Typically when we want to introduce a new product or enter a new territory with an exclusive distributor, the competition between non-exclusive distributors allows us to identify the most successful distributors over a limited period of time. We will then grant exclusive distribution rights based on their competitive performance.

Performance review.  We actively manage our distribution networks, regularly reviewing distributor performance and terminating distributors due to underperformance to maximize our penetration of target markets and our sales opportunities. For distributors who meet or exceed our sales targets, we provide incentives in the form of free products. We believe we have established a relatively stable domestic distributor network. Between 2005 and 2007, we annually retained more than 80% of our top 50 distributors based on the annual sales from the prior year. Moreover, we believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China. In most cases, if we decide not to renew a distributor’s contract, we seek to replace that distributor with a new distributor. In some cases, we redefine the exclusive territory and product or products that the non-renewed distributor had in place if we believe doing so will increase our market penetration or sales.

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

When we make direct sales to hospitals or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. For example, under some direct sales contracts, we receive 30% of the total purchase price at the time of delivery, 60% of the purchase price over the next nine months and the final 10% on the anniversary of the sale. Domestic direct sales and services to hospitals and government agency customers accounted for 18.4%, 14.4%, and 24.8% of our net domestic revenues, in 2005, 2006, and 2007, respectively. In addition, combined domestic direct sales to ODM and OEM customers accounted for 5.4%, 1.6%, and 0.4% of our net domestic revenues in 2005, 2006, and 2007, respectively.

Marketing

Since we sell our products primarily to distributors, we generally do not conduct broad-based marketing. Instead, we focus our marketing on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2007, we attended or sponsored more than 700 medical exhibitions and seminars. Furthermore, we conduct on-site demonstrations of our products at hospitals on a regular basis, and often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We have three categories of customers: distributors, ODM and OEM customers, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of the past three years was an ODM customer that accounted for 6.2%, 2.6%, and 1.7% of our net revenues in 2005, 2006, and 2007, respectively. Our ten largest customers based on net revenues collectively accounted for 18.0%, 11.5%, and 10.0% of our net revenues in 2005, 2006, and 2007, respectively.

Our distributors.  Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. Sales to our distributors accounted for 71.0%, 82.9%, and 80.5% of our net revenues in 2005, 2006, and 2007, respectively. As of December 31, 2007, we had more than 2,050 distributors in China and more than 1,250 additional distributors internationally, and our international distributors have sold our products into more than 140 countries.

ODM and OEM customers.  We manufacture products for ODM clients based on our own designs and employing our own intellectual property, while we manufacture these products for OEM customers based on their product designs. Although ODM and OEM products’ gross margins tend to be lower than those of our own branded products, ODM and OEM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers also pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. ODM and OEM clients accounted for 17.4%, 9.6%, and 5.9% of our net revenues in 2005, 2006, and 2007, respectively.

Hospital and government agency customers.  Our hospital and government agency customers primarily include hospitals, as well as provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent. In some cases, they do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with these customers. Hospital and government agency customers accounted for 10.7%, 7.5%, 12.0% of our net revenues in 2005, 2006, and 2007 respectively.

Customer Support and Service

We believe that we have the largest customer support and service team for medical devices in China, with more than 100 employees located in our headquarters in Shenzhen and our 29 offices in China as of December 31, 2007. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

End-User Support and Service.  As of December 31, 2007, our support and service staff included more than 250 people with the capability to provide training to end-users of our products. In 2007, we conducted more than 75 training sessions in hospitals throughout China and almost 200 training sessions at our headquarters in Shenzhen and our offices in China. We also maintain a 24-hour customer service center in Shenzhen for technical support and repair. We staff this customer service center primarily with senior technical support engineers to provide preliminary support. Our technical support engineers attempt to quickly identify whether the issue can be resolved over the telephone or if it will require a visit to the customer’s premises. In some cases our senior technical engineers provide on-site operating guidance and repair. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction. For support issues that require a site visit or for maintenance and repair requests, we have maintenance and repair personnel as well as maintain a supply of parts and components at our China offices. We believe our ability to promptly deliver most commonly needed parts locally allows us to provide on-site customer service more efficiently than many of our competitors. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair. This creates and reinforces positive impressions of our brand.

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

We currently have international sales and service offices located in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto, and Vancouver. As our international markets mature, we will consider adding additional offices to assist with sales and support.

Manufacturing and Assembly

We currently manufacture, assemble and test our products at our ISO 9001, EN46001 and ISO 13485 certified 280,000 square foot manufacturing and assembly facility in Shenzhen, China, located approximately three miles from our corporate headquarters. This facility includes a mechanical workshop, reagent workshop, a transducer laboratory, an electronics workshop and a surface mount technology workshop where we assemble printed circuit boards for our products. We have recently expanded into an additional 820,000 square feet manufacturing facility in Shenzhen. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing. With our acquisition of Datascope’s patient monitoring device business, we added two facilities that are located in New Jersey and Sweden.

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

To minimize our reliance on any one supplier, we seek to have at least two suppliers for each component when possible. We purchase components for our products from approximately 340 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 5% of our supply purchases in 2006 or 2007, except in cases where the supplies are readily available from multiple sources and we can gain a significant cost savings from volume. In these cases no single supplier accounted for more than 15% of our supply purchases in 2007. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

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

We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification from TUV in 1995, becoming the first medical equipment manufacturer in China to obtain such certification. We have also obtained the ISO 13485 certification and the Beijing Hua Guang Certification. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses, CE marks, We inspect components prior to assembly, and inspect and test our products during and after their manufacture and assembly.

Each of our products is typically sold with a 12 to 24 month warranty against technical defects, products sold in the United States may come with warranty terms covering up to 36 months after purchase. If necessary, we will exchange a defective product. However, we do not accept any returns for a refund of the purchase price. During the last five years, we have experienced a limited number of warranty claims on our products. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.

Intellectual Property

We believe we have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. As of December 31, 2007, we had received more than 225 issued patents in China, and had more than 340 patent applications pending in China and more than 120 patent applications pending in the United States. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

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

We believe that we have successfully established our brand in China. We have registered trademarks in China in the U.S. and in other countries for the Mindray name and logo used on our own-brand products. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case in 2005, where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark”. Since well-known marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.

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

Patient Monitoring and Life Support Products.  For domestic sales of patient monitoring and life support products, our primary competitors are Draeger Medical, GE Healthcare, Goldway Industrial, Koninklijke Philips Electronics, and Nihon Kohden. For international sales of patient monitoring devices, our primary competitors are Draeger Medical, GE Healthcare, Koninklijke Philips Electronics and Nihon Kohden.

In-Vitro Diagnostic Products.  For domestic sales of hematology analyzers, our primary competitors are Abbott Laboratories, Beckman Coulter, Horiba, MEKICS Co., Nihon Kohden, and Sysmex Corporation. For international sales of hematology analyzers, our primary competitors are Abbott Laboratories, Bayer Healthcare, Beckman Coulter, Horiba and Sysmex Corporation.

For domestic sales of biochemistry analyzers, our primary competitors are Biotecnica Instruments, Hitachi, Sysmex Corporation and UV-Vis Metrolab. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Erber-Transasia, Furuno Electrics Co., Olympus Medical Systems, Roche Diagnostics, Tokyo Bokei and UV-Vis Metrolab.

Medical Imaging Systems.  For domestic sales of medical imaging systems, our primary competitors are Aloka and Medison. For international sales of medical imaging systems, our primary competitors are Siemens Medical, GE Healthcare, Koninklijke Philips Electronics, Teknova and Toshiba America Medical Systems.

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

We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See Item 3D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a significant majority of our revenues; we typically do not have long-term distribution agreements, and competition for suitable distributors is intense. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business”.

Seasonality

Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the slowest quarter for our sales due to the Chinese new year holidays when our sales force works fewer days during the quarter, affecting both international and domestic sales revenues. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese new year holiday. In the second quarter revenues from sales in China are typically sequentially higher due to spending associated with newly approved customer budgets. In the third quarter, we typically experience a slower sequential growth in international revenues as customers in international markets reduce their commercial activity during summer holidays. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is the strongest quarter for our domestic and international sales as many customers seek to spend all funds remaining in their annual purchasing budgets before the end of the calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant.

Insurance

We maintain liability insurance coverage to cover product liability claims arising from the use of our products. We also maintain property insurance to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets.

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

Facilities

We currently maintain our corporate headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our corporate headquarters occupy approximately 193,000 square feet. We have an existing production site for research and development and manufacturing in Shenzhen that occupies approximately 280,000 square feet. We have recently expanded into an additional 820,000 square feet manufacturing facility in Shenzhen. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility on an approximately 107 acre site in Nanjing. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently rely on one manufacturing, assembly and storage facility for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation”.

We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a research and development office in Seattle, Washington. We also have 29 local sales and services offices in China and we have international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto, and Vancouver. With our acquisition of Datascope’s patient monitoring device business, we added two facilities that are located in New Jersey and Sweden.

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring or be subject to various claims and legal actions arising in the ordinary course of business.

Regulation

Our patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems are medical devices and are subject to regulatory controls governing medical devices. Reagents used with our in-vitro diagnostic products are divided into the categories of biological reagents and chemical and bio-chemical reagents. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the SFDA. We are also subject to other PRC government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production certifications, production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.

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

Class I devices require product certification and are those with low risk to the human body and are subject to “general controls”. Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls”. Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the SFDA under the most strict regulatory control.

The majority of our products are classified as Class II or Class III devices. Our DC-6, M 5 and DC-3 medical imaging systems are classified as Class III medical devices, while the remainder of our medical imaging systems are classified as Class II medical devices. Our MEC-1000, MEC-2000, PM-5000, PM-6000, PM-7000, PM-8000, PM-8000 Express, PM-9000 and PM-9000 Express patient monitors, and our digital remote patient monitors, are classified as Class III medical devices, while the remainder of our patient monitors are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs.

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

Our production permit for the manufacture of our patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems will expire on February 28, 2011. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information nine months before the expiration date of the permit.

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

To date, more than 80 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained medical device registration certificates as required from respective levels of food and drug administration.

We have submitted registration dossiers for three new reagents. We have obtained notices of acceptance for registration for all registration dossiers submitted.

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

Software Enterprise Designation

Due to the software we develop for our products, we are also recognized as a software enterprise. The PRC government encourages the development and production of software products in China. Until 2010, value-added tax will be levied at the statutory rate of 17% on sales of software products developed and produced by us. The portion of the tax burden in excess of 3% shall be refunded upon collection and used by the enterprise to research and develop software products and to expand reproduction. In 2005, we received refunds totaling more than RMB32.1 million. Beginning in 2006, our embedded software is no longer eligible for this value-added tax refund, due to changes in the types of software that are eligible for this tax refund.

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

FDA premarket clearance and approval requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes depending on the degree of risk posed to patients by the medical device. Devices deemed to pose lower risk are placed in either Class I or II, which requires the manufacturer to obtain 510(k) clearance from the FDA prior to marketing such devices. Some low-risk Class I devices are exempt from the 510(k) requirement altogether. Devices deemed by the FDA to pose greater risk, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in Class III, most of which require premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, to be paid at the time of submission for FDA review. Our PM-50, PM-60, PM-7000, PM-8000, PM-8000 Express and PM-9000 Express, VS-800, TMS 6016, Hypervisor patient monitoring and life support devices, our DP-6600, DP-9900, DC-6, DC3, and M-5 medical imaging systems, our BS-200 and BC-3200 in-vitro diagnostic products are Class II products that have obtained 510(k) clearance and are marketed in the United States.

510(k) clearance pathway

To obtain 510(k) clearance, a premarket notification must be submitted, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(k) clearance process usually takes from two to eight months from the date the application is submitted, but it can take significantly longer.

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

European Union

The European Union has promulgated rules that require commercial medical products to bear the CE mark. The CE mark is recognized by the European Union as a symbol of adherence to strict quality systems requirements set forth in the ISO 9001 and ISO 13485 quality standards, as well as compliance with 93/42/ EEC, the Medical Device Directives of the European Union. The CE mark allows us to market our products throughout the European Economic Area. Our manufacturing facilities received ISO 9001 (EN 46001) Quality Systems certification in September 2005. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

C.	Organizational Structure.

We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiary Shenzhen Mindray. We own approximately 99.9% of the equity of Shenzhen Mindray through two Hong Kong, non-operating holding companies. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

We commenced operations in 1991 through our predecessor entity and established Shenzhen Mindray, our current operating company in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. All such linked transactions involving transfer of shares in Shenzhen Mindray for cash were subject to the approval of the PRC Ministry of Commerce and its appropriate local counterpart, as well as registration with the PRC State Administration of Industry and Commerce and its appropriate local counterpart, and we have obtained those required approvals and registration. There were no conditions or contingencies upon which these approvals were based. As a result of this share transfer, our holding company Mindray International controlled approximately 91.1% of Shenzhen Mindray, with the remaining approximately 8.9% distributed among four other shareholders. In May 2006, we changed our name to Mindray Medical International Limited.

In April 2006, Mindray International injected additional capital of RMB174.2 million to subscribe for an additional 99 million shares of Shenzhen Mindray. In addition, we issued to offshore shareholders of Shenzhen Mindray 7,649,646 shares of our company, approximately 8.9% of our share capital, in exchange for all outstanding shares of Shenzhen Mindray not already owned by Mindray International except for 0.0002% of the enlarged share capital of Shenzhen Mindray consisting of 300 shares held by three PRC shareholders who remain as shareholders in order to fulfill corporate requirements under PRC law that a company limited by shares have at least two shareholders, at least one of which should be a PRC domestic shareholder. These 300 shares entitle their owners to identical economic and voting rights as the shares held by our subsidiaries, MR Holdings (HK) Limited and MR Investments (HK) Limited. All other Shenzhen Mindray shares are held by MR Holdings (HK) Limited and MR Investments (HK) Limited, which now collectively hold approximately 99.9% of the equity of Shenzhen Mindray.

Shenzhen Mindray has one subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd, or Beijing Mindray, in which Shenzhen Mindray has a 99.9% equity interest and through which we conduct some of our research and development activities. At the time that Beijing Mindray was incorporated, the PRC Company Law required that any domestic limited liability company have at least two separate legal or natural persons as equity holders. We satisfied this requirement by establishing Beijing Mindray with a principal shareholder and two additional shareholders with nominal equity holdings in the entity. The remaining 0.1% equity interest in Beijing Mindray is held in equal 0.05% interests by Mr. Xu Hang and Mr. Li Xiting, our co-CEOs, and entitles its owners to identical economic and voting rights as the equity interest held by Shenzhen Mindray. Mindray International has several subsidiaries, two of which are MR Holdings (HK) Limited and MR Investments (HK) Limited that hold only the equity of Shenzhen Mindray.

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of May 31, 2008:

D.	Property, Plant and Equipment.

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

We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a research and development office in Seattle, Washington. We also have 29 local sales and services offices in China and we have international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto, and Vancouver. With our acquisition of Datascope’s patient monitoring device business, we have two additional facilities that are located in New Jersey and Sweden.

The following table contains information concerning our significant real property that we own or lease:

Location	General Character and Use of Property

Shenzhen, China	193,000 square feet, used for corporate headquarters, also used as a research and development center.

Shenzhen, China	280,000 square feet, used as production site, where we manufacture assemble and test our products; we also conduct some research and development at this facility.

Shenzhen, China	820,000 square feet; we have currently expanded into this new facility, used for manufacturing, assembly and test products, we also conduct some research and development at this facility.

Seattle, Washington	used for product development targeted toward the U.S. and developed country markets.

Beijing, China	10,697 square feet, used as research and development center.

Shenzhen, China	used for sales and marketing.

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For a discussion of some of the anticipated trends related to our acquisition of Datascope’s patient monitoring device business, see Item 4.A., “History and Development of the Company — Recent Developments.”

A.	Operating Results.

Overview

We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, primarily in other regions of Asia and in Europe. We offer a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems.

We sell our products primarily to distributors. In 2007, distributor sales accounted for 80.5% of our net revenues. We believe we have one of the largest distribution, sales and service network for medical devices in China with more than 2,050 distributors and 850 direct sales and sales support personnel, and we sell our products internationally through more than 1,280 distributors and 300 sales personnel as of December 31, 2007. We also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.

Our net revenues increased from RMB1,078.6 million in 2005 to RMB1,515.0 million in 2006 and to RMB2,230.9 million (US$305.8 million) in 2007, representing a compound annual growth rate of 43.8%. These significant increases reflect our success in expanding our product lines to include more advanced products and our increasing market penetration, particularly internationally. Our net revenues outside of China from 2005 to

2007 grew at a faster rate than net revenues in China in both real and percentage terms, increasing from RMB451.6 million, or 41.9% of our net revenues in 2005 to RMB1,128.0 million (US$154.6 million), or 50.6% of our net revenues in 2007, representing a compound annual growth rate of 58.0%. International net revenue growth has been augmented by our expansion of international sales coverage from 124 countries in 2005 to more than 140 countries in 2007, as well as by our increased penetration in existing international markets through our enhanced distributor network, and the introduction of new products in the international markets.

We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2005, we have introduced more than 30 new products, including color Doppler medical imaging systems, five-part hematology analyzers, our high-end Beneview series of patient monitoring devices, and anesthesia machines.

Our investment in research and development as a percentage of net revenues has remained steady at approximately 10% of net revenues. Our investment in research and development in 2007 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, with more than 900 engineers on our staff as of December 31, 2007, and continuing to develop and commercialize new and more advanced products. As part of the planned expansion of our research and development and manufacturing capabilities, we have entered into an agreement relating to the development of a new facility in Nanjing that is expected to be operational in 2009.

We completed our acquisition of Datascope’s patient monitoring device business in May 2008 for US$209 million in cash, as adjusted for working capital at the closing date. With this acquisition, we believe we are the third-largest global patient monitoring device producer and it furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide. With the Datascope acquisition, we currently offer over 50 products across our three product segment. For a more detailed discussion, See Item 4.A, “History and Development of the Company — Recent Developments.”

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

Revenues

Our net revenues represent our total revenues from operations, less value-added taxes, plus a 14% refund for value-added taxes on sales of our software that is embedded in our products. Beginning in 2006, our embedded software was no longer eligible for this value-added tax refund, due to changes in the types of software that qualify for this tax refund. See “— Taxes and Incentives”.

We use a distribution network because we believe it is the most cost-effective way to reach a broad end-user base. Our sales are generally made on a purchase order basis, rather than under any long-term commitments, and we typically do not have long-term contracts with any of our distributor customers. We rely on sales to distributors for a majority of our net revenues. In 2006 and 2007, sales to distributors accounted for 72.9% and 65.1%, respectively, of our sales in China and 81.5% and 88.4%, respectively, of our international sales.

Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of 2005, 2006 and 2007 was an international ODM customer that accounted for 6.2%, 2.6% and 1.7% of our net revenues, respectively.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 36.2%, 31.2% and 31.1% of our total net segment revenues in 2007, respectively. The accounting policies underlying the net revenues information provided for our business segments are based on accounting principles applicable under PRC GAAP that are different from U.S. GAAP.

Patient Monitoring and Life Support Products.  We historically derived revenues for our patient monitoring and life support products segment from sales of patient monitors, life support products and related accessories. Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue to penetrate large-sized hospitals in China and international markets with the introduction of additional advanced products in this business segment, including our anesthesia machines and defibrillators we intend to introduce in 2008.

In-Vitro Diagnostic Products.  We derive revenues for our in-vitro diagnostic products segment from sales of diagnostic laboratory instruments and related reagents. Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. Our current in-vitro diagnostic products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We also sell reagents for use with our products in both of these categories. A reagent is used each time an analysis is performed, generating a recurring revenue stream for us. Diagnostic laboratory reagent sales accounted for 12.6% of the segment’s net revenues in 2007. We anticipate that we will continue to grow at a rapid pace as we further penetrate the in-vitro diagnostic products market through the introduction of new advanced product offerings, such as our five-part hematology analyzers.

Medical Imaging Systems.  We historically derived revenues for our medical imaging systems segment from sales of medical devices and related accessories. Our medical imaging systems use computer-managed sound waves to generate real-time images of anatomical movement and blood flow, and are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We anticipate that, on a percentage basis, net revenues in our medical imaging systems segment in the near term will grow more quickly than total net revenues, as we further penetrate the medical imaging systems market and as we expand our products offerings, including our color Doppler medical imaging systems and digital radiography products we intend to introduce in 2008.

In 2007, our best-selling product across our three business segments, the DC-6 color Doppler medical imaging system, accounted for 9.4% of our total net segment revenues. No other product accounted for more than 9% of our total net segment revenues in 2007. Although our best selling products change over time, we expect that a small number of key products will continue to account for a substantial portion of our revenues. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We generate a substantial portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations”.

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

In May 2006, the SFDA changed the approval process for new medical devices by adding a new medical equipment safety standard, which we estimate increased by three months the typical time period required to obtain approval for new medical devices. This change delayed our planned introduction of three new products in 2006, including our five-part hematology analyzer, our color medical imaging system and our high-end Beneview series of patient monitoring devices. In 2007, personnel and policy changes at SFDA have slowed the approval process and led to delays in some of our planned product launches. We have taken into consideration this extended approval timeframe in our new product development timelines for 2008 and beyond.

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

Product mix is the most significant factor in determining our cost of revenues as a percentage of our net revenues. See “— Comparison of Years Ended December 31, 2005, December 31, 2006 and December 31, 2007 — Gross Profit and Gross Margin”.

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

We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture all of our products in China. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in manufacturing processes. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. However, we believe that these reductions will be increasingly offset by rising costs of raw materials, components and wages in China resulting from China’s further economic development. In particular, we expect that the costs of raw materials will increase in the near term. In addition, as we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacture of components and adopting more uniform manufacturing and assembly practices

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross margins from period to period are primarily driven by changes in product mix. See “— Cost of Revenues”. Between 2006 and 2007, we were able to maintain gross margins between approximately 50% and 60% across our business segments. We expect this trend to continue because we generally seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Gross margins for domestic and international sales tend to be substantially similar. Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues and our strategic decision to pass on these cost savings to our customers.

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

Between 2005 and 2006, selling expenses increased primarily as a result of increased headcount and increased international sales and marketing activities. Selling expenses as a percentage of net revenues decreased slightly from 2005 to 2006, principally because of reduced employee share-based compensation expenses, which were partially offset by expenses related to increased headcount and related travel and expenses. Selling expenses in 2007 as a percentage of total net revenues was unchanged from 2006. In the near term, we expect that certain components of our selling expenses will increase as we open new international sales and service offices to increase our market penetration in selected international markets. We presently operate twelve international sales and service offices and expect to open two more in 2008.

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

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expenses related to equipment used for research and development activities, and other relevant costs. Research and development expenses as a percentage of net revenues remained relatively steady at close to 10% of total net revenues in 2005, 2006 and 2007. Our investment in research and development in 2006 and 2007 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and continuing to develop and commercialize new and more advanced products.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option grants at the date of grant, and we record employee share-based compensation expense to the extent that the fair value of those grants are determined to be greater than the price paid by the employee.

We incurred three separate employee share-based compensation charges in 2005 totaling RMB70.9 million. The first charge, in the amount of RMB26.3 million, was recorded in connection with shares granted in 2005 to certain employees by our shareholders in consideration of past and present services to us. The second charge, in the amount of RMB11.6 million, was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million, was related to an earnings adjustment provision entered into between those employees and our preferred shareholders. See notes 2(q) and 12 to our consolidated financial statements included elsewhere in this annual report. We do not expect any future shareholder contribution of shares as part of any future employee share-based compensation plan.

We incurred RMB26.1 million and RMB58.5 million (US$8.0 million) in employee share-based compensation expenses in 2006 and 2007, respectively.

The table below shows the effect of the 2005, 2006 and 2007 share-based compensation charges on our operating expense line items:

	2005	2006	2007	2007
	(In RMB thousands)			(US$)

Cost of revenues	268	614	2,023	277
Selling expenses	8,576	6,372	21,081	2,890
General and administrative expenses	59,014	12,195	16,919	2,319
Research and development expenses	3,071	6,873	18,428	2,526

In February 2006, we adopted a new employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive options to purchase ordinary shares. These options generally vest over a four-year period in 25% increments . These options will also vest only if the option holder is still an employee of our company at the time of the relevant vesting and the individual has met performance criteria at that time. These options will expire on the eighth anniversary of their grant

Other Income (Expense)

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

Before 2008, the basic corporate income tax rate for the foreign-invested enterprises in the PRC was 33% (30% state tax and 3% local tax). However, being a manufacturing enterprise located in the Shenzhen special economic zone, Shenzhen Mindray should have been subject to a preferential tax rate of 15% state tax and no local tax. However, Shenzhen Mindray was entitled to a tax exemption for two years from the year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and nil% local tax). The first profitable year was 1999. Moreover, Shenzhen Mindray was designated as a “new and high technology enterprise” under the prevailing law and was therefore eligible to receive a special additional corporate income tax holiday which represented a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning in 2004 through 2006. Beginning in 2007, the applicable income tax rate for Shenzhen Mindray became 15%. In March 2007, China passed the China Unified Corporate Income Tax Law, or the New Law, which became effective on January 1, 2008. The New Law establishes a single unified 25% income tax rate for most companies, with some preferential income tax rates for qualified “New and High-Tech enterprises”. The company expects that it will apply for the “New and High-Tech Enterprise” status that will allow it a 15% tax rate for 2008 and onward under the New Law. Pending result of our application for “New and High-Tech enterprise” status, the enactment of the New Law could adversely affect our financial condition and results of operations. See Item 3D, “-Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations”.

Beijing Mindray is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year.

The additional tax that would otherwise have been payable without corporate income tax preferential treatment totaled RMB18.1 million and RMB31.3 million in 2005 and 2006 respectively, representing a reduction in basic earnings per ordinary share of RMB0.22 and RMB0.36 in 2005 and 2006 respectively.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, Shenzhen Mindray was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB32.1 in 2005. In 2006 and 2007, our embedded self-developed software was no longer eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund. We classify value-added tax refunds as “Other income” under segment reporting and include them in net revenues in our consolidated statement of operations included elsewhere in this annual report.

Our effective income tax rates in 2005, 2006 and 2007 were 7.8%, 6.1% and 15.3%, respectively. The higher effective income tax rate in 2007 was primarily due to the expiration of tax holidays and concessions enjoyed in prior years.

As a result of the lapse of reduced corporate income tax rates for Shenzhen Mindray and Beijing Mindray and the loss of eligibility for value-added tax refunds for embedded, self-developed software, our historical operating results may not be indicative of our operating results for future periods. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, financial condition and results of operations”.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
		% of		% of			% of
		Total		Total			Total
		Net		Net			Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB		RMB	RMB	RMB	US$
	(In thousands, except percentages)

Net Revenues	1,078,573	100.0%	1,514,981	100.0%	2,230,937	305,843	100.0%
Cost of Revenues(1)	(493,326)	45.7	(687,484)	45.4	(1,006,459)	(137,973)	45.1

Gross profit	585,247	54.3	827,497	54.6	1,224,478	167,861	54.9
Operating expenses:
Selling expenses(1)	(146,499)	13.6	(211,858)	14.0	(311,437)	(42,694)	14.0
General and administrative expenses(1)	(112,082)	10.4	(76,010)	5.0	(91,105)	(12,498)	4.1
Research and development expenses(1)	(106,147)	9.8	(149,141)	9.8	(215,205)	(29,502)	9.6
Expenses of in-progress research and development			(31,835)	2.1	—	—	—
Other general expenses	—	—	202	—	(181)	(25)	0.0

Total operating expenses	(364,728)	33.8	(468,642)	30.9	(617,928)	(84,710)	27.7

Operating income	220,519	20.4	358,855	23.7	606,550	83,151	27.2
Other income (expense)(2)	11,045	1.0	33,444	2.2	91,508	12,545	4.1

Income before income taxes and minority interests	231,564	21.5	392,299	25.9	698,059	95,696	31.3
Provision for income taxes	(18,066)	1.7	(24,057)	1.6	(106,454)	(14,594)	(4.8)
Minority interests	(8,409)	0.8	(6,456)	0.4	—	—	—
Net income	205,089	19.0%	361,786	23.9%	591,605	81,102	26.5%

(1)	Share-based compensation charges incurred during the period related to:

	Year Ended December 31,
	2005		2006		2007
		% of		% of			% of
		Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues
	RMB		RMB		RMB	US$
	(In thousands)

Cost to revenues	268	0.0%	614	0.0%	2,023	277	0.09%
Selling expenses	8,576	0.8%	6,372	0.4%	21,081	2,890	0.94%
General and administrative expenses	59,014	5.5%	12,195	0.8%	16,919	2,319	0.76%
Research and development expenses	3,071	0.3%	6,873	0.5%	18,428	2,526	0.83%

(2)	Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements.

Comparison of Years Ended December 31, 2005, December 31, 2006 and December 31, 2007

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for 2005, 2006 and 2007:

	Year Ended December 31
	2005		2006		2007
		Net		Net			Net
	Net	Revenues	Net	Revenues	Net	Net	Revenue
	Revenues	% of Total	Revenues	% of Total	Revenues	Revenues	% of Total
	RMB		RMB		RMB	US$
	(In thousands, except percentages)

Geographic Data:
China	626,997	58.1%	779,378	51.4%	1,102,927	151,198	49.4%
Other Asia	181,094	16.8	220,320	14.5	300,239	41,159	13.5%
Europe	135,586	12.6	259,418	17.1	409,605	56,152	18.4%
North America	69,135	6.4	120,149	7.9	151,746	20,802	6.8%
Other	65,761	6.1	135,716	9.0	266,420	36,523	11.9%

Total net revenues	1,078,573	100.0%	1,514,981	100.0%	2,230,937	305,834	100.0%

Segment Data:(1)
Patient monitoring and life support products	496,464	47.8%	600,332	40.1%	796,422	109,180	36.2%
In-vitro diagnostic products	263,162	25.3	438,018	29.3	685,895	94,028	31.2%
Medical imaging systems	264,267	25.5	438,128	29.3	684,029	93,772	31.1%
Others	14,334	1.4	20,683	1.3	33,761	4,628	1.5%

Total net segment revenues	1,038,227	100.0%	1,497,161	100.0%	2,200,107	301,608	100.0%

(1)	The segment information was prepared primarily in accordance with PRC GAAP.

Our total net revenues increased from RMB1,078.6 million in 2005 to RMB1,515.0 million in 2006 and to RMB2,230.9 million (US$305.8 million) in 2007, or 40.5% and 47.3% growth, respectively. These increases primarily resulted from improved penetration in both our domestic and international markets and our introduction of new products. In addition, we increased our number of distributors from approximately 2,500 in 2005 to approximately 2,600 in 2006 and to approximately 3,350 in 2007. Between 2005 and 2007, we introduced more than 30 new products, which accounted for more than 58.4% of our 2007 net revenues.

On a geographic basis, net revenues generated in China increased from RMB627.0 million in 2005 to RMB779.4 million in 2006 to and to RMB1,102.9 million (US$151.2 million) in 2007, or 24.3% and 41.5% growth, respectively. These increases reflect increased sales generated from our new products to existing and new customers as we added products that meet customer needs.

During the period from 2005 to 2007, net revenues generated outside of China grew even faster than net revenues generated in China, increasing from RMB451.6 million in 2005 to RMB735.6 million in 2006 and to RMB1,128.0 million (US$154.6 million) in 2007, or 62.9% and 53.3% growth, respectively. As a percentage of total net revenues, net revenues generated outside of China increased from 41.9% in 2005 to 48.6% in 2006 and to 50.6% in 2007. These increases reflect our improved penetration in international markets, with sales into more than 120 countries in 2005, and more than 140 countries since 2006. Revenues generated from Europe increased by RMB123.8 million or 91.3%, from 2005 to 2006, and increased by RMB150.2 million (US$20.6 million) or 57.9% from 2006 to 2007, while our net revenues generated in Asia, other than China, increased by RMB39.2 million, or 21.7%, from 2005 to 2006, and increased by RMB79.9 million

(US$11.0 million) or 36.3% from 2006 to 2007. In the long term, we expect that these revenues will continue to grow at a faster rate than revenues from China.

Each of our business segments experienced significant net revenues growth in 2006 and 2007. Net revenues in our patient monitoring and life support products segment increased from RMB496.5 million in 2005 to RMB600.3 million in 2006 and to RMB796.4 million (US$109.2 million) in 2007, or 20.9% and 32.7% growth, respectively. This growth primarily resulted from increased sales of our existing lower- and mid-tier patient monitoring devices and introduction of our Beneview series patient monitoring devices and our WATO anesthesia machines in 2007. One ODM customer accounted for approximately 7.3%, 6.2% and 4.6% and of our patient monitoring and life support products segment revenues in 2005, 2006 and 2007, respectively.

Net revenues in our in-vitro diagnostic products segment increased from RMB263.2 million in 2005 to RMB438.0 million in 2006 and to RMB685.9 million (US$94.0 million) in 2007, or 66.5% and 56.6% growth, respectively. This growth primarily resulted from increased sales of our existing in-vitro diagnostic products and the introduction of our BC-5500 hematology analyzer and our BS-400 chemistry analyzers in 2007.

Net revenues in our medical imaging systems business segment increased from RMB264.3 million in 2005 to RMB438.1 million in 2006 and to RMB684.0 million (US$93.8 million) in 2007, or 65.8% and 56.1% growth, respectively. This growth primarily resulted from increased sales of our existing medical imaging systems and the introduction of medical imaging systems, DC-6 and DP-8800, in 2006.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues was 45.7%, 45.4% and 45.1% in 2005, 2006 and 2007, respectively. This stability is attributable primarily to the increase in sales volume being offset by savings on raw materials and components and improved manufacturing efficiencies. Total cost of revenues increased from RMB493.3 million in 2005 to RMB687.5 in 2006 and to RMB1,006.5 million (US$138.0 million) in 2007, or 39.4% and 46.4% growth, respectively. These increases were primarily due to increases in the volume of our products sold during these periods.

Gross Profit and Gross Margin

Total gross profit increased from RMB585.2 million in 2005 to RMB827.5 million in 2006 and to RMB1,224.5 million (US$167.9 million) in 2007, or 41.4% and 48.0% annual growth, respectively. Our consolidated gross margin was 54.3% in 2005, 54.6% in 2006 and 54.9% in 2007.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expense, as a percentage of total net revenue, decreased from 33.8% to 30.9% in 2006 and decreased to 27.7% in 2007. Our operating expenses increased from RMB364.7 million in 2005 to RMB468.6 million in 2006 and to RMB617.9 million (US$84.7 million) in 2007, or 28.5% and 31.9% growth, respectively.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 13.6% in 2005 to 14.0% in 2006 and to 14.0% in 2007. Our selling expenses increased from RMB146.5 million in 2005 to RMB211.9 million in 2006 and to RMB311.4 million (US$42.7 million) in 2007. These increases were primarily attributable to the following:

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team, accounted for 46.3% of the increase in 2005 (excluding employee share-based compensation expenses relating to a share grant contributed by shareholders of RMB8.6 million), 27.0% of the increase in 2006, and 23.4% of the increase in 2007;

•	increases in travel expenses accounted for 22.5% of the increase in 2005, 11.7% of the increase in 2006, and 17.5% of the increase in 2007;

•	increases in marketing and training expenses accounted for 8.3% of the increase in 2005, 27.8% of the increase in 2006, and 6.0% of the increase in 2007; and

•	an increase in 2005 in employee share-based compensation expenses related to a share grant contributed by shareholders as compensation for past and current services provided, which accounted for 5.9% of the increase in 2005. Share-based compensation expenses decreased RMB2.2 million in 2006 and increased by RMB14.7 million (US$2.0 million) in 2007.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, decreased from 10.4% in 2005 to 5.0% in 2006 and to 4.1% in 2007. Our general and administrative expenses decreased from RMB112.1 million in 2005 to RMB 76.0 million in 2006, and increased to RMB91.1 million (US$12.5 million) in 2007. The decrease in our general and administrative expenses between 2005 and 2006 was attributable to a decrease in employee share-based compensation expense and was partially offset by an increase in salaries and depreciation expense. The increase in general and administrative expenses between 2006 and 2007 was attributable to an increase in salaries and depreciation expense.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.8% in each of 2005 and 2006 and decreased to 9.6% in 2007. Our research and development expenses increased from RMB106.1 million in 2005 to RMB149.1 million in 2006 and to RMB215.2 million (US$29.5 million) in 2007. Research and development headcount and salary increases accounted for 47.2% of the increase in 2006 and 58.9% of the increase in 2007.

Expense of In-Progress Research and Development

In 2006, we incurred a charge related to acquired intangible assets of RMB34.1 million (including a RMB31.8 million charge for in-progress R&D and RMB2.3 million in amortization of other acquired intangible assets included as part of selling expenses) which was recorded in connection with our acquisition of minority interests in our operating subsidiary, Shenzhen Minidray, in April 2006. Prior to 2006 we did not record any expenses relating to in-progress research and development.

Other Income (Expense)

We had other income of RMB11.0 million in 2005, RMB33.4 million in 2006 and RMB91.5 million (US$12.5 million) in 2007. A majority of other income in 2005 was related to our receipt of government subsidies. We receive government subsidies on an intermittent basis, and while we expect to continue to apply for them, we may not continue to receive them. A majority of other income in 2006 and 2007 was related to interest income.

Provision for Income Taxes

Provision for income taxes increased from RMB18.1 million in 2005 to RMB24.1 million in 2006 and to RMB106.5 million (US$14.6 million) in 2007. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our taxes in recent years have been relatively low. The additional amounts of taxes that we would have otherwise been required to pay had we not enjoyed the various special tax rates, tax holidays and incentives in China would have been RMB18.1 million in 2005, RMB31.3 million in 2006 and RMBNil (US$Nil) in 2007.

Minority Interests

Minority interests were RMB8.4 million in 2005 and decreased to RMB6.5 million in 2006 and nil in 2007. In April 2006, we acquired substantially all minority interests. The increase in 2005 resulted from the reverse merger in September 2005.

Net Income

As a result of the foregoing, net income increased from RMB205.1 million in 2005 to RMB361.8 million in 2006, and to RMB591.6 million (US$81.1 million) in 2007, while net margin increased from 19.0% in 2005 to 23.9% in 2006, and to 26.5% in 2007. The increase in net margin from 2005 to 2007 reflects primarily a decrease in employee share-based compensation expenses.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Allowance for Doubtful Accounts

We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was RMB2.0 million in 2005, RMB5.7 million in 2006, and RMB8.1 million (US$1.1 million) in 2007. Additional allowances may be required as we extend additional credit to domestic distributors and a limited number of qualified international distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Write Down of Inventories

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

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Tax , and SFAS No. 109, Accounting for Income Taxes , our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 7.8% in 2005, 6.1% in 2006 and 15.3% in 2007.

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

Valuation of Share-Based Compensation

We account for share-based compensation to our employees based on SFAS No. 123R, and will record compensation expense to the extent the fair value of the options or shares transferred is determined to be greater than the price paid by the employee on the date of grant. We incurred three separate compensation charges in 2005 totaling RMB70.9 million. The first charge, in the amount of RMB26.3 million, was recorded in connection with a share grant contributed by shareholders in January 2005 to certain of our employees for past and current services. The second charge, in the amount of RMB11.6 million, was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million, related to our earnings adjustment provision entered into between those employees and our preferred shareholders. See Item 7.B, “Major Shareholders and Related Party Transactions — Related Party Transactions — Shareholders Agreement” and notes 2(q) to our consolidated financial statements included elsewhere in this annual report for a discussion of the mechanics of the earnings adjustment provision.

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

B.	Liquidity and Capital Resources.

	Years Ended December 31
	2005	2006	2007
	RMB	RMB	RMB	US$
	(In thousands)

Cash and cash equivalents	446,143	1,709,596	1,379,009	189,045
Net cash from operating activities	363,385	544,705	708,032	97,062
Net cash used in investing activities	(62,428)	(178,857)	900,470	123,444
Net cash (used in) from financing activities	(33,370)	924,397	(88,141)	(12,083)

Operating Activities

Net cash generated from operating activities increased to RMB708.0 million (US$97.1 million) in 2007 from RMB544.7 million in 2006. This increase was mainly attributable to several factors, including (i) the substantial increase in net income to RMB591.6 million (US$81.1 million) in 2007 compared to net income of RMB361.8 million in 2006; (ii) the increase in add-back of non-cash expenses, mainly consisting of share-based compensation and depreciation expenses, but offset by increase in accounts receivable and inventories. Net cash generated from operating activities was RMB363.4 million in 2005.

Our inventory balances as of December 31, 2005, 2006 and 2007 were RMB105.4 million, RMB 122.1 million and RMB181.0 million (US$24.8 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenues and multiplied by the number of days in the period, declined from 71 days in 2005 to 60 days in 2006, and to 55 days in 2007. As of December 31, 2005, 2006 and 2007, we had aggregate increases of RMB32.4 million, RMB37.0 million and RMB106.9 million (US$14.7 million), respectively, in accounts receivable, in each case as compared to the prior year. Average accounts receivable days increased from 19 days in 2005 to 21 days in 2006, and to 26 days in 2007. The increase primarily resulted from our growth in net revenues from expansion of international sales, because of our international distributors receiving longer average payment terms and in some cases paying by letter of credit, and our increased volume of tender sales. We anticipate that average accounts receivable days will increase as we extend credit to a limited number of qualified distributors in Europe and North America.

Our accounts payable as of December 31, 2005, 2006 and 2007 were RMB62.8 million, RMB79.4 million, and RMB132.8 million (US$18.2 million), respectively. Our average number of days of accounts payable at December 31, 2005, 2006 and 2007 were 35, 38 and 38 days, respectively.

Investing Activities

Investing activities primarily include pledged bank deposits, restricted cash, third party loans and purchases of property, plant and equipment. Net cash used in investing activities was RMB62.4 million, RMB178.9 million and RMB900.5 million (US$123.4 million) in 2005, 2006 and 2007, respectively, reflecting largely purchases of property, plant and equipment. These purchases were primarily made in connection with the expansion and upgrade of our research and development and manufacturing facilities. See note 6 to our consolidated financial statements included elsewhere in this annual report. We expect other investing activities over the next several years to increase significantly from previous levels as we execute our plan to further upgrade and expand our existing facilities, particularly with the development of an additional manufacturing facility in Shenzhen, a new research and development center adjacent to our headquarters in Shenzhen, and a new research and development and manufacturing facility in Nanjing. See “— Capital Expenditures”.

Financing Activities

Cash used in financing activities consists of dividend payments, which totaled RMB206.4 million, RMB338.7 million and RMB120.8 million (US$16.6 million) in 2005, 2006 and 2007, respectively, and repayment of bank loans, which totaled RMB37.0 million, RMB nil and RMB nil (US$ nil) in 2005, 2006 and 2007, respectively. Cash used in financing activities in 2005 was partially offset by RMB209.9 million of cash that we generated from the issuance of convertible preferred shares. Cash used in financing activities was more than fully offset by proceeds net of direct incremental costs of RMB1,227.7 million from our initial public offering in September 2006. Cash used in financing activities in 2007 was partially offset by RMB69.1 million (US$9.5 million) of cash that we generated from the issuance of ordinary shares.

We maintain two working capital facilities with banks in China. As of December 31, 2007, we had applied RMB63.5 million (US$8.7 million) of the credit facilities towards issuance of letters of credit used as payments to our suppliers and also as security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable.” As of December 31, 2007, the total borrowing capacity under these working capital facilities was RMB500.0 million (US$68.5 million), of which RMB436.5 million (US$59.8 million) was available. We maintain these working capital facilities primarily to foster long-term relationships with our banks and are not subject to any operational or financial covenants under these working capital facilities.

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

The statutory surplus reserve is used to offset future extraordinary losses. Our subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB175.0 million (US$24.0 million) of our retained earnings was not available for distribution as of December 31, 2007.

We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs until at least June 2009. In June 2009, we are required to make a US$47.1 million payment on the acquisition financing loan from Bank of China. We are able to pay this amount out of restricted cash funds denominated in RMB and deposited as collateral for the loan in an amount sufficient to cover the entire principal and interest expected to be owed on the loan. Paying through a dividend of these funds out of China would reduce the amount payable on the loan as well as the corresponding collateral held on deposit as restricted cash, but some of the dividended funds may be subject to a 5% dividend withholding tax in China. Alternatively, our board of directors and management will consider our other financing options for making this payment, including but not limited to refinancing the debt and using then-existing cash and cash equivalents. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled RMB68.2 million, RMB72.4 million and RMB363.3 million (US$49.8 million) in 2005, 2006 and 2007, respectively. In past years, our capital expenditures consisted primarily of the purchases of property, plant and equipment and investments in buildings that we made in connection with expansions of our sales and services offices. We expect to spend approximately RMB700.0 million to RMB800.0 million (US$96.0 million to US$109.7 million) in 2008 on the development of an additional manufacturing facility in Shenzhen, a new research and development center adjacent to our headquarters in Shenzhen, and a new research and development and manufacturing facility in Nanjing. We expect to use proceeds from our initial public offering and cash generated from operating activities to fund these planned capital expenditures.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2005 and 2007, our spending on research and development has remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2007, our research and development team consisted of more than 900 engineers, representing more than one-fifth of our employees worldwide, and we expect to have more than 1,400 engineers on staff by the end of 2008.

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

We maintain a research and development center in Beijing, which we operate through our subsidiary Beijing Mindray. The location of our research and development center in Beijing allows us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. We also maintain a research and development office in Seattle, Washington to focus on more advanced medical device technologies, and as a result of the May 2008 acquisition of Datascope’s patient monitoring device business we now maintain research and development facilities in New Jersey and Sweden. We intend to further expand our research and development capabilities by developing an additional research and development facility in Nanjing.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2005 to December 31, 2007 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements.

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

F.	Tabular Disclosure of Contractual Obligations.

A summary of our contractual obligations at December 31, 2007 is as follows:

	Contractual Obligations
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)

Capital commitments	136,986	—	—	—	136,986	18,779
Operating leases(1)	14,398	22,568	2,362	160	39,488	5,413
Notes payable	63,460	—	—	—	63,460	8,700

Total	214,844	22,568	2,362	160	239,934	32,892

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to invest up to US$150 million over three and one-half years to build a research and development and manufacturing facility in Nanjing.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of June 25, 2008:

Name	Age	Position

Xu Hang	46	Chairman and Co-Chief Executive Officer
Li Xiting	57	Director, President and Co-Chief Executive Officer
Joyce I-Yin Hsu	33	Director and Chief Financial Officer
Cheng Minghe	46	Executive Vice President of Strategic Development
Liu Jie	40	Executive Vice President of International Sales and Marketing
Mu Lemin	53	Executive Vice President of Administration
Liu Xuedong	43	Executive Vice President of Research and Development
David Gibson	39	President, Datascope Patient Monitoring
Tim Fitzpatrick	41	General Counsel
Ronald Ede(2)(3)(4)	49	Director and Group Vice President of International Affairs
Chen Qingtai(1)	71	Director
Jixun Lin(1)(2)(3)	44	Director
Wu Qiyao(2)(3)	72	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nomination committee

(4)	Ronald Ede served on the audit committee until June 25, 2008

Xu Hang has served as the chairman of our board of directors and co-chief executive officer since 1991. Mr. Xu is one of our founders and the core managerial personnel of our company. Mr. Xu is responsible for strategic planning and business development. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School. He currently serves as independent director for Wiscom System Co. Ltd., a company listed on the Shenzhen Stock Exchange.

Li Xiting has served as our director, president and co-chief executive officer since 1991. Mr. Li is one of our founders and the core managerial personnel of our business. Mr. Li is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.

Joyce I-Yin Hsu has served as our chief financial officer since February 2006 and as our director since September 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited, and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her bachelor’s degree in business administration from the University of California at Berkeley.

Cheng Minghe has served as our executive vice president of strategic development since 2006. Previously, Mr. Cheng served as the executive vice president of sales and marketing since 2004 and vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000, he served as a vice president for Rayto

Life and Analytical Sciences Limited. From 1991 to 1998, Mr. Cheng served as vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai Jiatong University.

Liu Jie has has served as our executive vice president of international sales and marketing since 2007. Previously, Mr. Liu was Mindray’s vice president of international sales and marketing. Prior to joining Mindray, Mr. Liu worked in sales, marketing, and product management roles with Hewlett-Packard and Johnson & Johnson. He holds an MBA from the University of Michigan, a Master of Science from the Hefei Branch of the Chinese Academy of Sciences and a bachelor’s degree in optical instrumentation from the College of Information Science and Engineering at Zhejiang University.

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

Liu Xuedong has served as our executive vice president of research and development since January 2008. From 2001 to 2007, Mr. Liu held various managerial positions in our research and development department including manager of our medical products division and director of our medical products division. He has been acting as the director of our software technology committee since 2001. From 1998 to 2001, he worked for us as a software engineer and senior development engineer. Mr. Liu received both his bachelor’s and master’s degree from Tsinghua University.

David Gibson has served as president of Datascope Patient Monitoring, Mindray DS USA Corp. since May 2008. From 2005 to May 2008 Mr. Gibson was president of Datascope Corp., patient monitoring division, and from 2003 to 2004 was vice president of service and interim vice president of research and development for patient monitoring. From 1996 to 2002, he served as vice president of repair operations, and regional service manager at General Electric Systems. Prior to that Mr. Gibson served for six years as a US Navy officer on a nuclear submarine. He holds a bachelor of science degree in electrical engineering from University of Florida and a masters of business administration from Brenau University.

Tim Fitzpatrick has served as our general counsel since September 2006. From 2003 to 2006, Mr. Fitzpatrick worked as an attorney in the United States and in Hong Kong. Mr. Fitzpatrick received his J.D. degree from the University of California at Los Angeles, his M.A. degree from the University of California at San Diego, and his B.A. degree from Hamilton College.

Chen Qingtai has served as our director since September 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director and a member of the audit committee of Bank of Communications Co., Ltd., and an independent director of Minmetals Development Co. Ltd. He also serves as the dean of the School of Public Policy and Management at Tsinghua University.

Ronald Ede has served as our director since September 2006 and as our group vice president of international operations since June 2008. From 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of

Hawaii and a master of business administration degree from the University of Washington. He currently serves as independent director for Mitsumaru East Kit (Holdings) Limited, a company listed on the Hong Kong Stock Exchange.

Jixun Lin has served as our director since November 1, 2007. Dr. Jixun Lin is founder and chief executive officer of ACON Laboratories Inc., a manufacturer of rapid diagnostic test products. Dr. Lin founded ACON Laboratories Inc. in 1995 and serves on its board of directors. He also serves on the board of directors for ACEA BioSciences Inc., a company providing cell-based assay systems for basic life science research and drug discovery. Mr. Lin received his Ph.D. in microbiology and immunology from the Medical University of South Carolina and a Bachelor of Medicine from Zhejiang Medical University.

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

B.	Compensation.

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

Compensation of Directors and Executive Officers

In 2007, we paid aggregate cash compensation of approximately RMB22.7 million (US$3.1 million) to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

Our board of directors authorized the issuance of up to 15,000,000 Class A ordinary shares upon exercise of awards granted under our Amended and Restated 2006 Employee Share Incentive Plan. As of December 31, 2007, options to purchase 13,322,350 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2007.

	Number of
	Ordinary Shares
	to be Issued
	Upon Exercise	Exercise Price per
Name	of Options	Ordinary Share	Date of Grant	Date of Expiration
		(In U.S. dollars)

Xu Hang	400,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	400,000	11.00	September 8, 2006	September 8, 2014
Cheng Minghe	100,000	5.00	February 22, 2006	February 22, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Liu Xuedong	*	5.00	February 22, 2006	February 22, 2014
Liu Jie	*	5.00	February 22, 2006	February 22, 2014
	*	24.01	January 23, 2007	January 23, 2015
	*	38.80	October 12, 2007	October 12, 2015
Mu Lemin	*	5.00	February 22, 2006	February 22, 2014
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014
Jixin Lin	*	40.20	December 21, 2007	December 21, 2015
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2005, 2006 and 2007 were RMB11.0 million, RMB16.7, and RMB24.4 million (US$3.3 million), respectively.

C.	Board Practices.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Wu and Lin will expire at the 2008 annual meeting of our shareholders, the terms of office of Messrs. Chen, Ede and Xu will expire at the 2009 annual meeting of our shareholders, and the terms of office of Ms. Hsu and Mr. Li will expire at the 2010 annual meeting of our shareholders.

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

Audit Committee

Until June 25, 2008, our audit committee consisted of Messrs. Ede, Chen and Lin, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Ede was the chairman of our audit committee and met the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. In connection with Mr. Ede’s appointment as Group Vice President of International Operations effective June 25, 2008, he resigned from our audit committee. We do not currently have an audit committee financial expert on our audit committee. We are in the process of identifying another audit committee financial expert and independent director to replace Mr. Ede. Our board of directors has determined that each remaining member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act.

Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential;

•	anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Messrs. Ede, Lin and Wu. Mr. Lin is the chairman of our compensation committee. Our board of directors has determined that Messrs, Wu and Lin are “independent directors” within the meaning of NYSE Manual Section 303A. Mr. Ede is a non-independent director.

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

Nominations Committee

Our nominations committee consists of Messrs. Ede, Lin and Wu. Mr. Wu and Lin are the co-chairmen of our nominations committee. Our board of directors has determined that Messrs. Wu and Lin are “independent directors” within the meaning of NYSE Manual Section 303A. Mr. Ede is a non-independent director.

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

Differences in Corporate Law

Mindray Medical International Limited was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. A summary of the significant differences between the provisions of Cayman Law applicable to us and the laws applicable to companies incorporated in the State of Delaware is available on our website at http://www.mindray.com.

Interested Transactions

A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D.	Employees.

We had approximately 2,200, 2,700 and 3,700 employees worldwide as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2007:

As of
December 31, 2007

Manufacturing	1084
Research and development	1036
General and administration	218
Marketing and sales	909
Customer support and service	235
Procurement and supply management	223
Total	3,705

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2005, 2006 and 2007 were RMB11.0 million, RMB16.7 million, and RMB24.4 million (US$3.3 million), respectively.

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

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of June 20, 2008, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 107,900,363 ordinary shares outstanding as of June 20, 2008 taking into consideration options exercisable by such person within 60 days of June 20, 2008.

Percentage
	Ordinary Shares		of Votes
	Beneficially Owned		Held
Name	Number	Percent	Percent

Directors and Executive Officers
Xu Hang(1)**	17,201,258	15.9%	30.3%
Li Xiting(2)**	16,180,214	15.0%	33.9%
Cheng Minghe(3)**	2,825,938	2.6%	5.6%
Joyce I-Yin Hsu	*	*	*
Liu Xuedong	*	*	*
Mu Lemin	*	*	*
David Gibson	*	*	*
Tim Fitzpatrick	*	*	*
Chen Qingtai	*	*	*
Ronald Ede	*	*	*
Wu Qiyao	*	*	*
Other 5% Shareholders
The GS Funds (4)	5,725,105	5.3%	2.4%
FMR LLC (5)	6,927,837	6.4%	2.9%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.

(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Xu is the sole shareholder and exercises investment and voting power over the shares held by New Dragon (No. 12) Investments Limited, or New Dragon. New Dragon is a Cayman

Islands company and its address is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Holdings include Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	Holdings include Class B ordinary shares and ADSs, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

(4)	Includes a total of 5,725,105 shares owned by GS Capital Partners V Fund, L.P., a Delaware limited partnership; GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership; GS Capital Partners V Institutional, L.P., a Delaware limited partnership and GS Capital Partners V GmbH & Co. KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates. Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly-owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

(5)	According to the most recent 13G/A on file, Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 4,532,737 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,532,737 shares owned by the Funds. FMR LLC’s beneficial ownership includes 316,800 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC, or PGALLC, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 113,700 shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 113,700 shares and sole power to vote or to direct the voting of 113,700 shares as reported above. Pyramis Global Advisors Trust Company, or PGATC, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 15,800 shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 15,800 shares and sole power to vote or to direct the voting of 1,000 shares of Class A Common Stock owned by the institutional accounts managed by PGATC as reported above. Edward C. Johnson 3d has sole voting and dispositive power over 130,200 shares, shared voting and dispositive power over 0 shares, and no voting or dispositive power over 0 shares. Fidelity International Limited, or FIL, is the beneficial owner of 1,818,600 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC made a 13G/A filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis. FMR LLC’s mailing address is 82 Devonshire Street, Boston, Massachusetts 02109.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

As of December 31, 2007, other than our outstanding ordinary shares underlying the outstanding ADSs which were held by our custodian, Citibank Hong Kong Branch, on behalf of Citibank N.A., the depositary, 4,048,365 shares, or approximately 3.8% of our ordinary shares, were held in the United States. Our ordinary shares underlying the ADSs listed on the New York Stock Exchange are held in Hong Kong by our custodian, Citibank, N.A., Hong Kong Branch, on behalf of Citibank N.A., the depositary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

Please refer to Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions.

Our founders and co-CEOs, Mr. Xu and Mr. Li, have made charitable donations of our company’s medical devices within China. In each case they purchased the medical devices from our company at the distributor list price, and in each case the purchase was approved by our audit committee.

One of our independent board members, Mr. Lin, has an immediate family member who is the chief executive officer of a company that in 2007 received payments of less that US$150,000 from our company under the terms of a supply contract that was in place at the time when Mr. Lin joined our board. Our board has made the determination that the contract is on arms-length commercial terms and our audit committee has approved the terms of the transactions under the contract. The amounts paid under the contract fall within the limits set forth in NYSE Rule 303A.02(b)(v), and our board has made the determination under NYSE Rule 303A.02(a) that Mr. Lin has no material relationship with this company that would compromise his independence.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB350 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

We paid cash dividends of RMB206.4 million, RMB338.7 million, and RMB 120.8 million in 2005, 2006, and 2007, respectively. Our board of directors declared a cash dividend of US$0.18 per ordinary share, to the shareholders of record as of March 25, 2008.

Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our Class A ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in U.S. dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical.

B.	Significant Changes.

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report, other than our acquisition of Datascope’s patient monitoring device business. See Item 4.A, “History and Development of the Company — Recent Developments.”

ITEM 9.	THE OFFER AND LISTING.

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High		Low

2006 (from September 26, 2006)
September	US$	17.72	US$	15.20
October	US$	19.60	US$	15.60
November	US$	24.72	US$	18.21
December	US$	27.20	US$	21.90

	High		Low

2007
January	US$	26.85	US$	22.75
February	US$	29.30	US$	21.11
March	US$	25.88	US$	22.51
April	US$	25.38	US$	22.76
May	US$	29.03	US$	22.99
June	US$	31.95	US$	26.50
July	US$	32.42	US$	28.81
August	US$	36.05	US$	28.35
September	US$	43.47	US$	36.15
October	US$	45.19	US$	35.00
November	US$	42.00	US$	33.00
December	US$	45.10	US$	36.65
2008
January	US$	43.76	US$	32.01
February	US$	37.96	US$	33.20
March	US$	36.70	US$	24.97
April	US$	35.54	US$	29.10
May	US$	41.90	US$	33.83
June (through June , 2008)	US$	42.00	US$	.

On June 26, 2008, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$37.45 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

Other than the aforementioned contracts, we incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-137140) originally filed with the SEC on September 6, 2006, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on September 1, 2005.

C.	Material Contracts.

On March 10, 2008, we entered into an Asset Purchase Agreement with Datascope, through which we acquired Datascope’s patient monitoring device business for a total purchase price of $209 million in cash, as adjusted at the closing date.

In connection with the acquisition of Datascope’s patient monitoring device business, on April 23, 2008, our subsidiaries MR Holdings (HK) Limited and MR Investments (HK) Limited entered into a Term Loan Agreement with the Bank of China (Hong Kong) Limited, which is guaranteed by us. Through the Term Loan Agreement, our subsidiaries are permitted to borrow up to U.S.$141.4 million or 70% of the acquisition cost of Datascope’ patient monitoring business, whichever is lower. The interest rate under the loan is based on LIBOR plus a margin from 1% to 3%, which varies under the terms of the Term Loan Agreement. The loan will be repaid in three installments, the first due 13 months after funding, the second due 15 months after funding, and the third due 18 months after funding.

Other than the aforementioned contracts, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls.

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

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

E.	Taxation.

The following is a general summary of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Shares.

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

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you are a U.S. Holder (as defined below), you acquired ADSs or ordinary shares pursuant to our initial public offering or secondary offering and you hold and beneficially own those ADSs and ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	U.S. expatriates or persons treated as residents of more than one country;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For U.S. federal income tax purposes, as a holder of an ADS, you will be treated as the owner of the underlying ordinary shares represented by such ADS.

Prospective purchasers and existing holders are urged to consult with their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and ordinary shares and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other foreign or domestic entity treated as a partnership is attributed to its owners. Accordingly, if a partnership or other such entity holds ADSs and ordinary shares, the tax treatment will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

In general, if you hold ADSs, you will be treated for U.S. federal income tax purposes as if you held the ordinary shares represented by those ADSs.

U.S. Holder

Dividends on ADSs and Ordinary Shares

We intend to pay annual cash dividends on our ordinary shares, and indirectly on our ADSs. See “Dividend Policy”.

Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions (which we expect would be cash distributions in U.S. dollars), and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ADSs and ordinary shares and thereafter as capital gain. However, if you are a U.S. Holder who is an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares to you will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the previous paragraph, distributions on our ADSs and ordinary shares, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends received deduction with respect to distributions you receive from us. Dividends generally will constitute income from sources outside the United States for purposes of the U.S. foreign tax credit rules. You should consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ADSs and Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs and ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs and ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs and ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs and ordinary shares is more than one year at the time of disposition. If you are a U.S. Holder who is an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company

If we were a Passive Foreign Investment Company, or “PFIC”, for any taxable year in which you hold our ADSs and ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

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

We operate an active medical device business in China and do not expect to be a PFIC for the taxable year 2007. Our expectation is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of cash we raised in our initial public offering and other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investment is substantial in comparison with the gross income from our business operations. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

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

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.

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

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you timely furnish the required information to the IRS.

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

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site at http://www.sec.gov . The Commission’s telephone number is 1-800-SEC-0330.

I.	Subsidiaries Information

Not applicable

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar and euro (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar or the euro.

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

Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2006, approximately 50% of our net revenues were generated from sales denominated in Renminbi, and 50% of our operating expenses were denominated in U.S. dollars and other foreign currencies. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. In 2007, fluctuations in the exchange rates between the Renminbi and U.S. dollar and other foreign currencies resulted in increases in operating income of RMB 19.9 million (US$2.7 million), and decreases in operating expenses of RMB19.9 million (US$2.7 million).

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or euros into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or the euro against the Renminbi would have a negative effect on the corresponding U.S. dollar or the euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2007, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB 13.8 million (US$1.9 million) to our total cash and cash equivalents.

We have not used any forward contracts or currency borrowings to hedge our exposure to Renminbi foreign currency exchange risk and do not currently intend to do so.

Interest Rate Risk

As of December 31, 2007, we had no short-term or long-term borrowings. In connection with our acquisition of Datascope’s patient monitoring business, in May 2008 we borrowed approximately $141.4 million of the cash purchase price from Bank of China, Hong Kong at an interest rate of 1% more than the prevailing LIBOR interest rate for the selected interest rate period. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR rate that we believe to be immaterial with respect to our financial condition. As of December 31, 2007, we believe our exposure to interest rate risk was not material.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. However, according to the National Bureau of Statistics of China, the change in the consumer price index in China was 8.1% in May 2008 compared to the same period in 2007. If current trends continue, the impact of inflation on our operating results could become material in future periods.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our co-chief executive officers and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our co-chief executive officers and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2007 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT FIRM

To the Shareholders and the Board of Directors of Mindray Medical International Limited:

We have audited the internal control over financial reporting of Mindray Medical International Limited and its subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 in the accompanying Form 20-F . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Untied States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated June 27, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 27, 2008

Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our co-chief executive officers and our chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms. We believe that a system of disclosure controls and procedures, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls and procedures are met.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Until June 25, 2008, our audit committee consisted of Messrs. Ede, Chen and Lin, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Ede was the chairman of our audit committee and met the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. In connection with Mr. Ede’s appointment as Group Vice President of International Operations effective June 25, 2008, he resigned from our audit committee. We do not currently have an audit committee financial expert on our audit committee. We are in the process of identifying another audit committee financial expert and independent director to replace Mr. Ede. Our board of directors has determined that each remaining member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act.

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

	2005	2006	2007

Audit fees(1)	$100,000	$525,093	$1,000,000

Audit-related fees(2)	$6,649	$825,032	$100,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the Sarbanes-Oxley Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2006 involve principally the issue of comfort letter and rendering of listing advice in connection with our initial public offering.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number		Description

1	.1*	Third Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.
2	.1*	Form of American Depositary Receipt.
2	.2*	Specimen Certificate for Class A Ordinary Shares.
2	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.
4	.1*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.
4	.2*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.
4	.3*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.2*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.4*	Form of Employment Agreement of Mindray Medical International Limited.
4	.5*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.
4	.6*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.
4	.7*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.
4	.8*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.
4	.9*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.
4	.10*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement, dated August 22, 2005.
4	.11*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
4	.12*	Form of Equity Transfer Agreement.
4	.13†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.
4	.14«	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International, Ltd., dated March 10, 2008.
4	.15«	Loan Agreement between MR Holdings (HK) Limited and MR Investments (HK) Limited and Mindray Medical International Limited, and Bank of China (Hong Kong) Limited, dated April 23, 2008.
8.1		List of Subsidiaries.
11.1		Code of Business Conduct.
12.1		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.3		Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
13.1		Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C Section 1350.
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-137140).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140028).

«	Previously filed with the Registrant’s Report filed on May 15, 2008 on Form 6-K (File No. 001-33036).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Ltd

/s/ Xu Hang
Xu Hang
Chairman and Co-Chief Executive Officer

Date: June 27, 2008

MINDRAY MEDICAL INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Mindray Medical International Limited:

We have audited the accompanying consolidated balance sheets of Mindray Medical International Limited and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen

June 27, 2008

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
	(In thousands, except share and per share data)

Net revenues	1,078,573	1,514,981	2,230,937		305,834
Cost of revenues(a)	(493,326)	(687,484)	(1,006,459)		(137,973)

Gross profit	585,247	827,497	1,224,478		167,861
Operating expenses:
Selling expenses(a)	(146,499)	(211,858)	(311,437)		(42,694)
General and administrative expenses(a)	(112,082)	(76,010)	(91,105)		(12,489)
Research and development expenses(a)	(106,147)	(149,141)	(215,205)		(29,502)
Expense of in-progress research and development	—	(31,835)	—		—
Other general expenses	—	202	(181)		(25)

Operating income	220,519	358,855	606,550		83,151
Other income	9,462	8,497	19,902		2,728
Other expenses	(252)	(2,481)	(2,032)		(278)
Interest income	3,854	27,890	73,726		10,107
Interest expense	(2,019)	(462)	(87)		(12)

Income before income taxes and minority interests	231,564	392,299	698,059		95,696
Provision for income taxes	(18,066)	(24,057)	(106,454)		(14,594)
Minority interests	(8,409)	(6,456)	—		—

Net income	205,089	361,786	591,605		81,102
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	(14,031)	—	—		—

Income attributable to ordinary shareholders	191,058	361,786	591,605		81,102

Basic earnings per share	RMB2.31	RMB4.16	RMB5.56	US$	0.76

Diluted earnings per share	RMB2.31	RMB3.75	RMB5.25	US$	0.72

Shares used in computation of:
Basic earnings per share	82,790,427	87,066,163	106,328,347		106,328,347

Diluted earnings per share	82,790,427	96,370,084	112,678,984		112,678,984

Note (a):

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Share-based compensation charges incurred during the year related to:
Cost of revenues	268	614	2,023	277
Selling expenses	8,576	6,372	21,081	2,890
General and administrative expenses	59,014	12,195	16,919	2,319
Research and development expenses	3,071	6,873	18,428	2,526

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	1,709,596	1,379,009	189,045
Short-term investments	13,312	407,744	55,897
Account receivables (allowance for doubtful accounts of RMB5,662 and RMB8,060 (US$1,105) for 2006 and 2007 respectively)	104,679	210,176	28,813
Inventories	122,071	181,022	24,816
Other receivables	11,774	39,393	5,401
Prepayments	19,263	14,009	1,920
Deferred tax assets	2,747	4,400	603

Total current assets	1,983,442	2,235,753	306,495

Long-term investment	105,573	250,000	34,272
Other assets	6,975	19,660	2,695
Advances for purchase of plant and equipment	—	132,053	18,103
Property, plant and equipment, net	171,587	350,551	48,056
Land use right	17,898	17,764	2,435
Intangible assets, net	149,479	130,649	17,910
Goodwill	122,169	122,169	16,748

Total assets	2,557,123	3,258,599	446,714

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	50,625	63,460	8,700
Accounts payable	79,352	132,820	18,208
Advances from customers	47,007	52,696	7,224
Salaries payables	55,676	60,857	8,343
Other payables	100,082	124,661	17,089
Income taxes payable	11,703	56,246	7,711
Other taxes payable	7,937	14,801	2,029

Total current liabilities	352,382	505,541	69,304

Deferred tax liabilities	21,815	24,699	3,386
Commitments and contingencies (Note 17) Minority interests	11	11	2

Shareholders’ equity:
Ordinary shares (HK$0.001 par value: 5,000,000,000 shares authorized and 105,727,677 in 2006, and 106,844,479 in 2007, respectively issued and outstanding)	110	111	15
Additional paid-in capital	1,934,937	2,062,361	282,724
Retained earnings	266,833	737,596	101,115
Accumulated other comprehensive loss	(18,965)	(71,720)	(9,832)

Total shareholders’ equity	2,182,915	2,728,348	374,022

Total liabilities, minority interests and shareholders’ equity	2,557,123	3,258,599	446,714

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

			Additional		Accumulated Other
	Ordinary		Paid-In	Retained	Comprehensive		Comprehensive
	Share Capital		Capital	Earnings	Loss	Total	Income
	Number	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(In thousands, except share and per share data)

As of January 1, 2005	86,000,000	89	86,177	260,221	—	346,487
Net income	—	—	—	205,089	—	205,089	205,089
Dividends paid (RMB2.40 per share)	—	—	—	(206,400)	—	(206,400)	—
Effect of reverse merger on minority interests	(7,649,946)	(7)	(10,008)	(19,162)	—	(29,177)	—
Conversion of ordinary shares to convertible redeemable preferred shares	(3,000,000)	(3)	(89,820)	—	—	(89,823)	—
Capital contributions related to reverse merger	—	—	130	—	—	130	—
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	(14,031)	—	(14,031)	—
Capital contributions in connection with share-based compensation, net	—	—	59,294	—	—	59,294	—

As of December 31, 2005	75,350,054	79	45,773	225,717	—	271,569	205,089

Net income	—	—	—	361,786	—	361,786	361,786
Dividends paid (RMB1.60 per share)	—	—	—	(135,500)	—	(135,500)	—
Dividends paid (RMB2.00 per share)	—	—	—	(185,170)	—	(185,170)	—
Conversion of convertible redeemable preferred share to ordinary shares	10,074,977	10	325,379	—	—	325,389	—
Issuance of ordinary shares for acquisition of minority interests	7,649,646	8	310,911	—	—	310,919	—
Issuance of ordinary shares	12,653,000	13	1,227,967	—	—	1,227,980	—
Share-based compensation	—	—	24,907	—	—	24,907	—
Foreign currency translation adjustments	—	—	—	—	(18,965)	(18,965)	(18,965)

As of December 31, 2006	105,727,677	110	1,934,937	266,833	(18,965)	2,182,915	342,821

Net income	—	—	—	591,605	—	591,605	591,605
Dividends paid (RMB1.14 per share)	—	—	—	(120,842)	—	(120,842)	—
Exercise of share option	1,116,802	1	68,973	—	—	68,974	—
Share-based compensation	—	—	58,451	—	—	58,451	—
Foreign currency translation adjustments	—	—	—	—	(52,755)	(52,755)	(52,755)

As of December 31, 2007	106,844,479	111	2,062,361	737,596	(71,720)	2,728,348	538,850

As of December 31, 2007 (US$’000)	106,844,479	15	282,724	101,115	(9,832)	374,022	73,869

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000
	(In thousands)

Cash flows from operating activities:
Net income	205,089	361,786	591,605	81,102

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use right	134	134	134	18
Depreciation of property, plant and equipment	25,346	38,430	69,209	9,488
(Reversal) allowance for doubtful receivables	(432)	3,521	2,398	329
Intangibles and in-progress research and development written-off	—	34,121	—	—
Loss (gain) on disposal of property, plant and equipment	60	(202)	181	25
Employee share-based compensation	70,929	26,054	58,451	8,012
Change in deferred tax	1,070	(8,122)	222	31
Income attributable to the minority interests	8,409	6,456	—	—
Changes in current assets and liabilities:
Increase in accounts receivables	(32,381)	(37,005)	(106,909)	(14,656)
Increase in inventories	(19,128)	(16,733)	(59,660)	(8,179)
(Increase) decrease in value added tax receivables	(3,899)	12,963	(186)	(25)
Decrease (increase) in other receivables	5,534	3,162	(15,578)	(2,136)
(Increase) decrease in prepayments and other	(4,071)	(2,013)	6,125	839
Increase in other assets	—	(106)	(13,185)	(1,806)
Increase in notes payables	17,153	33,472	12,835	1,760
Increase in accounts payable	29,794	16,788	53,546	7,340
Increase in customers’ deposits	13,870	17,179	5,689	780
Increase in salaries payable	17,059	12,023	5,663	776
Increase in other payables	27,778	30,862	46,103	6,320
Increase in income taxes payable	485	3,768	44,543	6,105
Increase in other taxes payable	586	8,886	6,846	939

Net cash from operating activities	363,385	544,705	708,032	97,062

Cash flows from investing activities:
Purchase of property, plant and equipment	(68,245)	(72,393)	(231,303)	(31,709)
Advances for purchase of plant and equipment	—	—	(132,053)	(18,103)
Proceeds from disposal of property, plant and equipment	205	1,090	1,293	177
Decrease in restricted cash	4,109	7,727	—	—
Increase in short-term investments	—	(13,277)	(321,095)	(44,018)
Increase in long term investment	—	(105,613)	(250,000)	(34,272)
Proceeds from disposal of short-term investments	—	—	32,203	4,415
Loans repaid from employees	1,503	3,609	485	66

Net cash used in investing activities	(62,428)	(178,857)	(900,470)	(123,444)

Cash flows from financing activities:
Repayment of bank loans	(37,000)	—	—	—
Dividends paid	(206,400)	(338,679)	(120,842)	(16,566)
Contributions from shareholders	130	—	—	—
Issue of preferred shares (net of direct incremental costs of RMB15,351 (US$2,104) in 2006)	209,900	—	—	—
Issue of ordinary shares (net of direct incremental costs of RMB27,524 (US$3,773) and nil in 2006)	—	1,227,675	—	—
Proceeds from exercise of share options	—	—	69,050	9,466
Proceeds collected for (repaid to) shareholders	—	35,401	(36,349)	(4,983)

Net cash (used in) generated from financing activities	(33,370)	924,397	(88,141)	(12,083)

Net increase in cash and cash equivalents	267,587	1,290,245	(280,579)	(38,465)
Cash and cash equivalents at beginning of year	178,556	446,143	1,709,596	234,365
Effect of exchange rate changes on cash	—	(26,792)	(50,008)	(6,855)

Cash and cash equivalents at end of year	446,143	1,709,596	1,379,009	189,045

Supplemental cash flow information:
Income tax paid	(16,511)	(23,907)	(61,911)	(8,487)
Interest paid	(1,557)	—	—	—
Non-cash investing and financing activities:
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	14,031	—	—	—
Proceeds receivable from disposal of property, plant and equipment	2,165	—	—	—
Purchase of property, plant and equipment	—	—	(13,248)	(1,816)

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Mindray Medical International Limited and, together with its subsidiaries, “Mindray International” or the “Company,” was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Mindray International is principally engaged in the manufacture, development and sale of medical devices including patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems in the People’s Republic of China (the “PRC”). The Company also designs and develops equipment to original equipment manufacturer’s specifications.

Substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds approximately 99.99% equity interest. Shenzhen Mindray holds a 99.9% interest in a second consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities. These subsidiaries are collectively referred to as the “operating subsidiaries”. Mindray International holds its interest in the operating subsidiaries indirectly through two holding companies, Greatest Elite Limited (“GE”) and Giant Glory Investments Limited (“GG”), which are wholly owned companies and are incorporated in the British Virgin Islands (“BVI”). The shareholding in Shenzhen Mindray was transferred from GE and GG to MR Holdings (HK) Limited and MR Investments (HK) Limited on January 23, 2008.

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

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. In all the periods, Mindray International did not have variable interest in any variable interest entities. All significant inter-company transactions have been eliminated on consolidation.

Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of intangible assets, allowance for doubtful accounts receivable, income taxes, inventory and provision of warranty. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(d)	Investments

Investments consist of amounts placed with trust investment companies (“the Trusts”) for onward lending to third parties. These carry interest between 4.2% and 6.15% per annum and contractually mature by February, 2009. The Trusts has been guaranteed the interest and repayment of principal by Bank of China. These investments are carried at amortized cost.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Cost includes direct material, labor and production overhead costs. Write downs of potentially obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Intangible assets

Intangible assets are carried at cost less amortization. Intangible assets are amortized over their estimated useful lives ranging between 3 and 11 years.

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

All land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchases in the PRC are considered to be leasehold land under operating lease arrangement and are stated at cost less accumulated amortization. The cost of the land use right is amortized on a straight-line basis over 20 years.

(i)	Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of impairment loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.

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

(k)	Revenue recognition

The Company recognizes revenues when all the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and,

•	Collectibility is reasonably assured.

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

The Company presents revenues net of value-added tax collected from customers at 17%, which amounts to RMB101,327, RMB134,683 and RMB188,069 (US$25,782) for 2005, 2006 and 2007, respectively. Additionally, the Company recognizes as a component of revenues, value-added tax refund received by the

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating subsidiaries of the Company, pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software only. Such software is an integrated component of the Company’s products even though the Company considers such software to be incidental to the product. The amount of refund for such value-added tax included in net revenues was RMB32,121 and RMB774 for 2005 and 2006, respectively. The PRC government changed the regulation in 2006 and the Company’s integrated software no longer qualifies for the value-added tax refund related to sale of self-developed software.

(l)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. During 2005, 2006 and 2007, shipping and handling costs classified as cost of revenues were RMB16,582, RMB28,055 and RMB45,682 (US$6,262), respectively.

(m)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products and as well as incentives from the local government for investing in the high technology industry in the region. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been satisfied. Cash subsidies recognized as other income were RMB8,837, RMB4,665 and RMB5,435 (US$745) in 2005, 2006 and 2007, respectively. Advance subsidies received have been recorded as a current liability.

(n)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All costs are expensed as incurred.

(o)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were RMB5,936, RMB5,513 and RMB5,657 (US$776) in 2005, 2006 and 2007, respectively, and are classified as selling expenses.

(p)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred. (See Note 15).

(q)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the ordinary shares and share options at grant date. Share-based compensation is recognized on a straight-line basis over the vesting period.

The Company incurred three separate compensation charges in 2005, which amounted to RMB70,929 (US$9,723). One charge, which totaled RMB26,335 (US$3,610), was recorded in connection with 1,277,339 shares transferred in January 2005 to certain management level employees by the shareholders of the Company for past and current services to the Company. A corresponding amount has been recorded as a capital contribution from shareholders. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and a market-based approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market.

Another charge of RMB11,635 (US$1,595) was recorded in connection with both the issuance of 3,000,000 preferred shares to certain employees and one non-employee director in September 2005 in exchange for 3,000,000 of their ordinary shares. The compensation expense was calculated based on the difference between the fair value of the ordinary and preferred shares. The Company engaged an independent third party valuation expert to provide assistance in estimating the fair value of the Company on the date of transaction, September 26, 2005, and allocating the enterprise value between the ordinary and preferred shares. The valuation resulted in a deemed value per share of the preferred and ordinary shares equal to US$4.18 and US$3.70, respectively.

Lastly, the Company recorded a charge of RMB32,959 (US$4,518) in relation to an earnings adjustment provision entered into between the Preferred shareholders and certain employees in connection with the employees’ sale of the preferred shares to such Preferred shareholders. The amount recorded is based on the fair value of the ordinary shares multiplied by Company’s best estimate of the number of shares to be provided to such employees pursuant to this performance-type award. The number of shares to be transferred is contingent upon the Company meeting certain pre-defined net income levels for the year ended December 31, 2005. A corresponding amount has been recorded as a capital contribution from shareholders. The Company and the Preferred shareholders settled the earnings adjustment provision on June 15, 2006 and approximately 1.1 million preferred shares, recorded as outstanding as of December 31, 2005, were converted into ordinary shares upon transfer to the employees.

On February 22, 2006, the Company implemented a new share-based compensation plan, which permits the Company to grant share options to certain members of senior management and key employees. See Note 12 for further disclosures.

(r)	Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See Note 16 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(s)	Earnings per share

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

(t)	Foreign currency transactions

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

Assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the income statements. Translation adjustments resulting from translation of these financial statements are recorded as a component of other comprehensive income (loss) in the statement of shareholders’ equity.

(u)	Convenience translation into United States Dollars

The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2007 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.2946 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(v)	Comprehensive income

The Company has adopted Statements of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments.

(w)	Fair value disclosures

The carrying amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, notes payable, accounts payable, and other payables approximate their fair values due to the short term nature of these instruments.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(x)	Concentration of risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivables. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality. Investments in loan receivables have been guarranteed by a financial institution with a high credit rating.

The Company generally requires upfront payment or a significant installment prior to delivery of their products. As a consequence, management believes the Company’s exposure to credit risk is limited. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

(y)	Recent changes in accounting standards

In April 2008, the FASB Staff Position issued FAS No. 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which applies to all entities that requires to consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible assets under FASB Statement No. 142, Goodwill and Other Intangible Assets. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods which those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impacts of adopting FSP FAS 142-3 on its presentation in consolidated financial statement.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report net income attributable to both the parent and noncontrolling (minority) interests in subsidiaries in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combination” (“SFAS 141R”) which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Accordingly, any business combinations we engage in will be recorded and disclosed following existing GAAP until January 1, 2009. SFAS No. 141R may have an impact on the consolidated financial depending on the nature, terms and size of the acquisitions consummated after the effective date.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for the Company on July 1, 2008. The Company does not anticipate that the adoption of this statement will have a material effect on its consolidated financial position, cash flows, and results of operations.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not anticipate that the adoption of this statement will have a material effect on its consolidated financial position, or results of operations.

3.	Investment in Subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2007 are as follows:

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held	Principal
Name of Company	and Operation	by the Company	Activities

Giant Glory Investments Limited	BVI	100%	Investment holding
Greatest Elite Limited	BVI	100%	Investment holding
Mindray (UK) Limited	United Kingdom	100%	Marketing of medical equipment
Mindray Research and Development Limited	BVI	100%	Investment holding
Mindray Global Limited	BVI	100%	Investment holding
Mindray Medical USA Corp.	United States of America	100%	Research and development and sales and marketing of medical equipments and related products
Shenzhen Mindray Bio- Medical Electronics Co., Ltd.	PRC	99.9%	Manufacturing and trading of medical equipments and research and development of related products
Beijing Shen Mindray Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipment
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Bright Ray Limited	BVI	100%	Dormant
Nanjing Mindray Bio- Medical Electronics Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipment
Mindray — Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held	Principal
Name of Company	and Operation	by the Company	Activities

Mindray Medical India Private Limited	India	100%	Marketing of medical equipment
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical Netherlands B.V	Netherlands	100%	Marketing of medical equipment

4.	Acquisition of Minority Interest

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

The aggregate purchase price was determined to be RMB310,919 (US$42,623), based on issuance of 7,649,646 ordinary shares valued at RMB40.64 (US$5.57) per share. The value of the ordinary shares issued by the Company was determined based on the fair value of the ordinary shares on February 20, 2006, which is the date when the terms and conditions of the purchase were agreed. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and the convertible redeemable preferred shares.

The following table summarizes the fair values of the portion of the assets acquired and liabilities assumed at the date of the minority interest acquisition.

As of April 20, 2006
RMB’000

Current assets	38,247
Property, plant, and equipment	15,040
Other long-term assets	1,080
Intangible assets	183,600
Goodwill	94,629

Total assets acquired	332,596

Current liabilities	21,677

Net assets acquired	310,919

During the year ended of December 31, 2006, management of the Group determined to expense the full amount of in-progress research and development in view of no alternative future use for the amount of assets.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accounts receivable

Movements in allowances for doubtful accounts receivable were as follows:

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Balance as beginning of year	2,141	5,662	776
Allowances made during the year	3,521	2,398	329

Balance at end of year	5,662	8,060	1,105

6.	Inventories

Inventories consist of following:

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Raw materials	39,983	61,774	8,468
Work-in-progress	50,266	70,729	9,696
Finished goods	31,822	48,519	6,652

	122,071	181,022	24,816

In the years ended December 31, 2006 and 2007, slow-moving and obsolete inventories (specify category) of RMBNil and RMB931 (US$128) were written down. There were no inventories written down in the year ended December 31, 2005.

7.	Property, Plant and Equipment, net

Property, plant and equipment, net consist of following:

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Buildings	100,666	115,250	15,799
Plant and machinery	53,492	80,264	11,003
Electronic equipment, furniture and fixtures	93,951	137,700	18,877
Motor vehicles	9,128	11,480	1,574

Cost	257,237	344,694	47,253
Less: Accumulated depreciation	(91,688)	(138,657)	(19,008)

	165,549	206,037	28,245
Construction in progress	6,038	144,514	19,811

Total	171,587	350,551	48,056

As at December 31, 2006 and 2007, property with net book value of RMB59,714 and RMB56,507 (US$7,746), respectively was pledged for the available loan facilities.

Depreciation expenses were RMB25,346, RMB38,430 and RMB69,209 (US$9,488) in 2005, 2006 and 2007, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Intangible assets, net

Intangible assets consist of the following:

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Trademark	44,635	44,635	6,119
Completed technology	41,940	41,940	5,749
Core technology	62,904	62,904	8,623

Total	149,479	149,479	20,491
Less: Accumulated amortization	—	(18,830)	(2,581)

Net	149,479	130,649	17,910

In 2006, customer relation and contract backlog of RMB2,224 and RMB62, recognized on acquisition of minority interest, were impaired.

Amortization expenses were RMB Nil and RMB18,830 (US$2,581) in 2006 and 2007, respectively.

The Company will record amortization expense of RMB18,830, RMB18,830, RMB16,313, RMB5,828 and RMB5,828 for 2008, 2009, 2010, 2011 and 2012 respectively.

9.	Notes payable

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Notes payable	50,625	63,460	8,700

The Company has total available loan and notes payables facilities of RMB300,000 and RMB500,000 (US$68,543) with various banks, of which RMB249,375 and RMB436,540 (US$59,844) were available as of December 31, 2006 and 2007, respectively. The funds borrowed under these facilities are generally repayable within one year.

10.	Other payables

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Accrued bidding expenses	884	12,926	1,772
Accrued operating expenses	10,700	16,984	2,328
Accrued professional expenses	5,815	18,621	2,553
Advance subsidies	17,900	19,803	2,714
Guarantee deposits from sales distributors	9,183	13,369	1,833
Other payables	6,452	22,347	3,063
Proceeds payable to selling shareholders	34,854	—	—
Provision of sales incentives	6,291	7,452	1,022
Provision of warranty	8,003	13,159	1,804

	100,082	124,661	17,089

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Capital Structure

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

As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB525,000 (US$71,971) as of December 31, 2007. This amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 18.

The Company distributed RMB320,670 and RMB120,842 (US$16,566) of net income to the shareholders as of December 31, 2006 and 2007, respectively.

On June 15, 2006, the Company also converted 1,099,872 convertible redeemable preferred shares to ordinary shares as a result of the settlement of the performance adjustment.

On September 26, 2006, the Company issued an additional 12,643,000 shares upon completion of its initial public offering (the “IPO”). Effective on the date of the IPO, the Company’s authorized share capital consisted of two classes of ordinary shares: 4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares. On the same date, the Company converted the 8,975,105 convertible redeemable preferred shares to Class A ordinary shares. After the completion of the IPO, the Company has 60,289,767 Class A ordinary shares and 45,437,910 Class B ordinary shares issued and outstanding.

12.	Share-based compensation plan

In February 2006 and September 2006, pursuant to the 2006 Employee Share Option Plan, the Company granted 7,033,000 and 3,208,300 options, with an exercise price of US$5.00 (RMB36.47) and US$11.00 (RMB80.24), respectively. These options entitle the option holder to acquire one ordinary share of the the Company. These options expire eight years from the date of grant, and are subject to graded vesting, with approximately 25% of the options vesting on January 31, 2007, 2008, 2009 and 2010, respectively. In addition to the requirement that the employee be employed at the time of vesting, the vesting of each option is subject to employees meeting individual performance targets based on evaluations of each individual employee.

In 2007, the Company granted 1,986,750, 1,110,500, 189,300 options on January 23, 2007, October 12, 2007 and December 21, 2007 respectively, with an exercise price of US$24.01 (RMB175.14), US$38.8 (RMB283.03), and US$40.20 (RMB293.24), respectively pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2008, 2009, 2010, 2011 and 2012, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	February	September	January
	22, 2006	8, 2006	23, 2007	October 12, 2007	December 21, 2007

Risk-free interest rate	5.16%	5.29%	5.22%	5%	4.55%
Expected term	5.25 years	5.25 years	5.53 years	5.36 years	5.56 years
Assumed volatility	33.2%	33.1%	30%	28.91%	28.5%
Expected dividends	3.00%	3.00%	3.00%	3.00%	3.00%
Fair value on grant date	US$1.35	US$2.93	US$7.11	US$9.12 to US$10.68	US$9.34 to US$10.63
	(RMB9.85)	(RMB21.37)	(RMB51.86)	(RMB66.53 to RMB77.91)	(RMB68.13 to RMB77.54)

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected term has been ascertained using the simplified method and has been determined as a simple average of the vesting terms plus the original contractual term. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

A summary of option and nonvested shares under the Plan as of December 31, 2007 and changes in the year is presented below:

				Weighted
				Average
		Weighted	Weighted	Grant
		Average	Average	Date
Options	Shares	Exercise price	Remaining Contract Life	Fair Value
		US$		US$

Outstanding as of January 1, 2007	9,820,159	6.96		1.86
Granted on January 23, 2007	1,986,750	24.01		7.11
Granted on October 12, 2007	1,110,500	38.80		10.02
Granted on December 21, 2007	189,300	40.20		10.02
Exercised	(1,116,802)	(7.18)		1.60
Forfeited	(567,171)	(9.32)		2.58

Outstanding as of December 31, 2007	11,422,736	13.55	3.92	3.76

Exercisable as of December 31, 2007	1,628,298	7.24	3.60	1.35

The total intrinsic value of share options exercised in 2007 was RMB332,167 (US$45,536). There were no options exercised in 2006. The total intrinsic value of exercisable share option was RMB442,649 (US$60,681) as of December 31, 2007. The total intrinsic value the outstanding share options as at December 31, 2007 was RMB2,548,718 (US$349,398).

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2005, 2006, and 2007, was RMBNil, RMBNil, and RMB69,050, respectively

As of December 31, 2007, there was RMB233,787 (US$32,049) of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted-average period of 2 years.

On October 12, 2007, the Company granted 11,250 restricted shares (nonvested shares) to selected employees. The restricted shares were granted to selected employees as bonus and vest once a year over a

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period of 5 years, with 10% vesting in March 2008, 20% vesting in 2009, 2010 and 2011, and 30% vesting in 2012 respectively.

Further, the Company granted 24,500 restricted shares to selected employees on December 21, 2007. The restricted shares were granted to selected employees as a bonus and vest once a year over a period of 5 years, with 20% vesting in January 2009, 2010, 2011, 2012 and 2013.

A summary of the status of the Company’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

		Weighted-Average
		Grant Date
		Fair Vale
Nonvested Shares	Shares	US$

Nonvested at January 1, 2007	—	—
Granted	35,750	10.02
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2007	35,750	10.02

As of December 31, 2007, there was RMB2,726 (US$373) of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 5 years.

13.	Earnings per Share

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Net income for the period	205,089	361,786	591,605	81,102
Deemed dividends on issuance of convertible redeemable preferred shares	(14,031)	—	—	—

Income attributable to ordinary shareholders	191,058	361,786	591,605	81,102

Weighed average number of ordinary shares for the calculation of basic earning per share	82,790,427	87,066,163	106,328,347	106,328,347
Effect of dilutive potential ordinary shares attributable to share options	—	9,303,921	6,350,637	6,350,637

Weighted average number of ordinary shares for the calculation of diluted earnings per share	82,790,427	96,370,084	112,678,984	112,678,984

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Other Income

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Government subsidies	8,837	4,665	5,435	745
Interests from investments	—	2,600	—	—
Exchange gain	—	—	11,914	1,633
Other	625	1,232	2,553	350

Other income, net	9,462	8,497	19,902	2,728

15.	Staff Retirement Plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to RMB7,286, RMB10,221 and RMB15,178 (US$2,081) in 2005, 2006 and 2007, respectively. The contributions outside PRC amounted to nil in 2005 and RMB16 in 2006 and RMB20 (US$3) in 2007.

16.	Income Taxes

The components of income taxes are as follows:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Current taxes	16,996	32,179	106,232	14,563
Deferred taxes charge (credit)	1,070	(8,122)	222	31

Total income taxes expenses	18,066	24,057	106,454	14,594

The Company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Subsidiaries operating in the PRC are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

The basic corporate tax rate for the Sino-Foreign Equity Joint Venture in the PRC is currently 33% (30% state tax and 3% local tax). However, as Shenzhen Mindray is a production enterprise located in Shenzhen special economic zone, and as of December 31, 2007, the applicable income tax rate is 15%. It is entitled to a tax exemption for two years from year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and Nil% local tax). The first profitable year was 1999. Shenzhen Mindray also has been designated as a “New and High- Technology Enterprise”, and hence it has been eligible to receive a special additional tax holiday which represents a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning with 2004 through the fiscal year ending December 31, 2006. For 2007, Shenzhen Mindray would be subject to 15% income tax.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises”. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated by the State Council in

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 2007. However, the application for “New and Hi-Tech Enterprise” under the New Law is pending for the implementation by the relevant government authorities. Under applicable accounting rules, until the company receives official approval for this status, it must use the transition rule in its calculation of its deferred tax balances, which means a gradual increase in rates over the five-year transition period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012. If the company had received the approval prior to December 31, 2007, its full year 2007 net income would have increased by RMB5.9 million using the 15% tax rate for 2008 and net deferred tax liability would have decreased from RMB24,699 (US$3,386) to RMB18,783 (US$2,575).

Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year (15% State tax and nil local tax).

Components of deferred tax assets and liabilities have been presented in the balance sheet as of December 31, 2006 and 2007 are as follows:

	As of December 31,
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Deferred tax assets:
Inventories written down	575	690	95
Sales incentive and warranty accruals	2,172	3,710	508

Total current deferred tax assets	2,747	4,400	603

Deferred tax liabilities:
Acquired intangible assets	(22,422)	(25,503)	(3,496)

Non-current deferred tax assets:
Depreciation	94	314	43
Others	513	490	67

Total non-current deferred tax liabilities	(21,815)	(24,699)	(3,386)

Deferred tax assets recognized relating to tax loss carryforwards were as follows:

	Year Ended December 31
	2006	2007	2007
	RMB’000	RMB’000	US$’000

Tax loss carryforwards	—	513	70
Tax loss during the year	513	748	103
Valuation allowance	—	(771)	(106)

Net tax loss carryforward included under others	513	490	67

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	USD’000

Income before income taxes	231,564	392,299	698,059	95,695
PRC enterprise income tax rate	15%	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	34,735	58,845	104,709	14,354
Effect of net income (loss) for which no income tax benefit/expense is receivable/payable	3,442	2,268	1,776	243
Change in PRC income tax rate	—	—	5,916	811
Employee share-based compensation	10,639	3,908	8,768	1,202
Non-taxable VAT refund	(4,818)	(116)	—	—
Additional deduction on R&D expenses	(7,866)	(9,578)	(12,852)	(1,761)
Over provision of income tax expenses in prior year	—	—	(1,863)	(255)
Effect of tax holidays and tax concessions	(18,066)	(31,270)	—	—

Total income tax expense	18,066	24,057	106,454	14,594

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB18,066, RMB31,270 and Nil in 2005, 2006 and 2007, respectively (representing a reduction in basic earnings per share of RMB0.22, RMB0.36 and Nil in 2005, 2006 and 2007, respectively.

The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on our total liabilities or shareholders’ equity. There is no material unrecognized tax benefit noted during the year ended December 31, 2007. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. Tax years of 2004 to 2006 are still subject to the examination of the PRC tax authority.

The Company classifies interest and or penalties related to income tax matters in income tax expense. As of December 31, 2007, the amount of interest and penalties related to uncertain tax positions is immaterial.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB868,067 (US$119,001) at December 31, 2007 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been made. Upon distribution of those earnings in the form of dividends or otherwise in the future, the Company would be subject to the then applicable PRC tax laws and regulations. Any change the intention in future, the Company might have to adjust certain long term deferred tax liabilities in the period the change takes effect.

17.	Commitments and Contingencies

(a)	Lease commitments

Rental expenses under operating leases were RMB5,853, RMB7,323 and RMB13,846 (US$1,898) in 2005, 2006 and 2007, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2007, the Company was obligated under operating leases, which relate to buildings, requiring minimum rentals as follows:

Year Ending December 31,

2008		14,398
2009		15,454
2010		7,114
2011		1,469
2012		893
2013 and thereafter		160

	RMB’000	39,488

	US$’000	5,413

(b)	Capital commitments

As of December 31, 2007, the Company had outstanding capital commitments for property, plant and equipment totaling RMB136,986 (US$18,779).

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business with its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued during 2005, 2006 and 2007 were not material to the Company’s financial position, results of operations or cash flows.

18.	Distribution of Profits

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

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB175,000 (US$23,990) is not available for distribution as of December 31, 2007.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segment Reporting

The Company has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues from the sale of their product, which is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chairman and the President, who review the consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has combined two operating segments to arrive at the in-vitro diagnostic products reporting segment. In particular, the biochemistry analyzers and hematology analyzers are operating segments which exhibit similar long-term financial performance and economic characteristics and also similar in nature of the products, production processes, the type of customers and distribution methods.

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

	For the Year Ended December 31,
	Patient Monitoring	In-vitro	Medical
	and life support	diagnostic	imaging
	products	products	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2007
Net revenues	796,422	685,895	684,029	33,761	2,200,107
Cost of revenues	(311,942)	(313,698)	(255,350)	(60,957)	(941,947)

Gross profit (loss)	484,480	372,197	428,679	(27,196)	1,258,160

	Patient Monitoring	In-vitro	Medical
	and life support	diagnostic	imaging
	products	products	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2006
Net revenues	600,332	438,018	438,128	20,683	1,497,161
Cost of revenues	(241,234)	(192,093)	(189,941)	(36,161)	(659,429)

Gross profit (loss)	359,098	245,925	248,187	(15,478)	837,732

	Patient Monitoring	In-vitro	Medical
	and life support	diagnostic	imaging
	products	products	systems	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2005
Net revenues	496,464	263,162	264,267	14,334	1,038,227
Cost of revenues	(202,821)	(115,720)	(130,919)	(27,284)	(476,744)

Gross profit (loss)	293,643	147,442	133,348	(12,950)	561,483

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

Total revenues per segment reporting	1,038,227	1,497,161	2,200,107	301,608
Reconciling adjustments:
Reclassification of VAT refund(a)	32,121	774	(606)	(83)
Reclassification of shipping and handling fees charged to customers(b)	8,225	17,046	31,436	4,309

Total consolidated net revenues, as reported	1,078,573	1,514,981	2,230,937	305,834

Total cost of revenues per segment reporting	476,744	659,429	941,947	129,129
Reconciling adjustments:
Reclassification of shipping and handling fees from operating expenses(b)	16,582	28,055	45,682	3,594
Additional depreciation and amortization for fair value adjustment in property, plant and equipment and intangible assets(c)	—	—	18,830	2,581

Total consolidated cost of revenues, as reported	493,326	687,484	1,006,459	137,973

Gross profit per segment reporting	561,483	837,732	1,258,160	172,478
Reconciling adjustments:
Reclassification of VAT refund(a)	32,121	774	(606)	(83)
Reclassification of shipping and handling fees, net(b)	(8,357)	(11,009)	(14,246)	(1,953)
Additional depreciation and amortization for fair value adjustment in property, plant and equipment and intangible assets(c)	—	—	(18,830)	(2,581)

Total consolidated gross profit, as reported	585,247	827,497	1,224,478	167,861
Operating expenses	(364,728)	(468,642)	(617,927)	(84,710)

Operating income	220,519	358,855	606,551	83,151
Other income	9,462	8,497	19,901	2,728
Other expenses	(252)	(2,481)	(2,031)	(278)
Interest income	3,854	27,890	73,726	10,107
Interest expense	(2,019)	(462)	(87)	(12)

Income before income taxes and minority interests	231,564	392,299	698,059	95,696

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

Note (c) — Additional depreciation and amortization for fair value adjustment in property, plant and equipment and intangible assets in April 2006 (Note 4) are amortized on a straight-line basis based on the estimated useful life ranging from 3 to 11 years.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic disclosures

The Company’s revenues by geography are based on country of customer destination. The net revenues attributable by country of domicile and other countries are as follows:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB’000	RMB’000	RMB’000	US$’000

PRC	626,997	779,378	1,102,927	151,198
Other countries	451,576	735,603	1,128,010	154,636

Total consolidated net revenues	1,078,573	1,514,981	2,230,937	305,834

No net revenues attributable to any individual Country were material, other than in the PRC, in any of the reporting periods. All the long-lived assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

Major customers

There are no single customers who contributed for 10% or more of the Company’s net revenues in 2005, 2006 and 2007.

20.	Related party transactions

In the year ended December 31, 2005, certain shareholders contributed GG and GE to Mindray at nominal value of RMB162 (not stated in thousands) in order to facilitate the reorganization described in Note 1. Prior to their contribution, GG and GE were shell companies which held interests in Shenzhen Mindray, and immaterial amounts of cash and had no liabilities.

In the years ended December 31, 2006 and 2007, the Company did not enter into any material transaction with its related parties.

21.	Subsequent events

On May 15, 2008, the Company acquired the patient monitoring business of Datascope Corp. for a consideration of US$209 million. The purchase consideration has been partially financed through a borrowing of US$141.4 million carrying interest based on 1% above the London Interbank Offer Rate (“LIBOR”). The Company is in the process of determining the fair value of assets acquired and liabilities assumed.

On June 16, 2008, the Company entered a working capital facility for an amount of US$25 million to finance the working capital requirements of the Company. Interest on the drawdown amount from the facility will be charged at 1% per annum above 3-month LIBOR.