Form 20-F
period 2008-12-31
Mindray Medical International LTD
filed 2009-05-08
CIK 1373060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of Each Exchange
Title of Each Class	on Which Registered

American Depositary Shares, each representing one Class A ordinary share, par value HK$0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 75,537,753 Class A ordinary shares and 32,362,610 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

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

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☑

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, Shenzhen Mindray’s predecessor entities, and Mindray DS USA Inc., or Datascope Patient Monitoring;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2006, 2007, and 2008 and audited consolidated balance sheet data as of December 31, 2007, and 2008.

We and certain of our shareholders completed the initial public offering of 23,000,000 ADSs, each representing one Class A ordinary share, on September 29, 2006. On September 26, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “MR.” Some of our shareholders completed a secondary offering of 11,301,303 ADSs in February 2007.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the projected growth of the medical device industry in China and internationally;

•	the effects of the current global economic crisis and global macroeconomic conditions on our business, financial condition and results of operations;

•	the effects of our acquisition of and integration of Datascope’s patient monitoring device business;

•	our expansion plans;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities in Shenzhen, and our new research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch several new products in 2009;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required by law.

Market Data and Forecasts

This annual report also contains data related to the medical device industry. These market data include projections that are based on numerous assumptions. The medical device industry may not grow at the projected rates or at all. The failure of the medical device industry to grow at projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the medical device industry subjects any projections or estimates relating to growth prospects or future conditions to significant uncertainties. You should not place undue reliance on these forward-looking statements.

Unless otherwise indicated, information in this annual report concerning economic conditions and the medical device industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, we derive our estimates from publicly available information released by third parties, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The selected consolidated balance sheet data as of December 31, 2007 and 2008, and the selected consolidated financial data for the three years ended December 31, 2006, 2007 and 2008, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the years ended December 31, 2004 and 2005 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements as of and for the year ended December 31, 2008 are prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our audited consolidated financial statements as of December 31, 2007 and for the years ended December 31, 2006 and 2007 are prepared in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	For the Year Ended December 31
	2004	2005	2006	2007	2008
	(In thousands of US$, except share and per share data)

Statement of Operations Data:
Net revenues	84,312	131,630	190,374	294,296	547,527
Cost of revenues(1)	(38,543)	(60,206)	(86,390)	(132,768)	(250,573)

Gross profit	45,769	71,424	103,984	161,528	296,954
Operating expenses:
Selling expenses(1)	(11,137)	(17,879)	(26,622)	(41,083)	(80,088)
General and administrative expenses(1)	(3,907)	(13,679)	(9,527)	(12,042)	(40,802)
Research and development expenses(1)	(7,443)	(12,954)	(18,741)	(28,389)	(51,945)
Expense of in-progress research and development	—	—	(4,000)	—	(6,600)
Other general expenses

Operating income	23,282	26,912	45,094	80,014	117,519
Other income, net	5	1,124	756	2,357	4,918
Interest income	373	470	3,505	9,726	8,361
Interest expense	(402)	(246)	(58)	(11)	(5,163)

	For the Year Ended December 31
	2004	2005	2006	2007	2008
	(In thousands of US$, except share and per share data)

Income before income taxes and minority interests	23,258	28,260	49,297	92,086	125,635
Provision for income taxes	(1,300)	(2,205)	(3,023)	(14,043)	(16,948)
Minority interests	—	(1,026)	(811)	—	—

Net income	21,958	25,029	45,463	78,043	108,687
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	(1,712)	—	—	—

Income attributable to ordinary shareholders(2)	21,958	23,317	45,463	78,043	108,687

Basic earnings per share	0.25	0.28	0.52	0.73	1.01
Diluted earnings per share	0.25	0.28	0.47	0.69	0.96
Dividends declared per share	0.29	0.45	0.15	0.18	0.20
Shares used in computation of:
Basic earnings per share	86,000,000	82,790,427	87,066,163	106,328,347	107,366,250
Diluted earning per share	86,000,000	82,790,427	96,370,084	112,678,984	113,364,756

	As of December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$21,574	$55,283	$219,064	$189,045	$96,370
Working capital(3)	26,519	58,096	209,001	237,191	147,593
Total current assets	43,018	83,656	254,154	306,495	427,414
Total assets	58,364	104,190	327,664	446,714	785,771
Total current liabilities	16,499	25,560	45,153	69,304	279,821
Minority interests	1	4,659	1	2	2
Net assets	41,864	33,652	279,713	374,022	498,092
Capital stock	11	10	13	13	14

(1)	Share-based compensation charges incurred during the years related to:

	For the Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands)

Cost of revenues	—	$33	$77	$267	$423
Selling expenses	—	1,047	801	2,781	2,870
General and administrative expenses	—	7,202	1,532	2,232	2,697
Research and development expenses	—	375	864	2,430	2,731

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. Products introduced since 2006 accounted for more than 25.0% of our net revenues in 2008. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. Commercialization of any new product requires relevant government approval, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effects of declining average sales prices with sales volume increases and manufacturing cost reductions, we may be unable to continue doing so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

Our success in developing and commercializing new products is determined by our ability to:

•	accurately assess technology trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	effectively manage our brands;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively; and

•	effectively integrate customer feedback into our research and development planning.

The acquisition of Datascope’s patient monitoring device business may not be effectively integrated and exposes us to additional potential risks, each of which may materially and adversely affect our business.

We completed the acquisition of Datascope’s patient monitoring device business in May 2008. The acquisition requires that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of Datascope’s patient monitoring device business could materially and adversely affect our ability to manage our business.

Realizing the benefits of our acquisition of Datascope’s patient monitoring device business depends in substantial part on the successful integration of technologies, operations and personnel. Since completing the acquisition, we have begun operating as a combined organization and begun utilizing common business, information and communication systems, operating procedures, financial controls and human resource practices, including benefits, training and professional development programs. We face significant challenges in the integration process, which include:

•	integrating operations, services and personnel in a timely and efficient manner;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our ability to generate sufficient revenue and net income to offset acquisition costs;

• adding products to the acquired business’ platform;

•	effectively managing multiple brands;

•	integrating and managing our third-party distribution network and our newly acquired direct sales force, particularly in areas of overlap;

•	identifying when to sell direct and when to sell through our distribution network to maximize net revenues;

•	coordinating sales and marketing efforts to effectively communicate our capabilities to our customers;

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations;

•	retaining senior management and key sales and marketing and research and development personnel and attracting and retaining other skilled research staff and mid-level personnel;

•	incompatibility of corporate cultures;

•	increased exposure to legal liabilities due to the acquisition of Datascope’s patient monitoring device business, which has significant U.S. operations;

•	preserving important customer and supplier relationships of both companies and resolving potential conflicts that may arise;

•	demonstrating to customers that the acquisition will not result in adverse changes in client service standards or business focus and assisting customers in conducting business successfully with the combined company;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls in conformance with the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

•	operating at multiple sites in China, the United States, Europe, and the rest of the world.

We are currently experiencing a global economic crisis, which could materially and adversely affect our business, financial condition and results of operations.

We are currently experiencing a global economic crisis which affects all areas of business, including health care, in all the regions we operate in.

Disruptions in orderly financial markets in recent months, resulting from, among other factors, severely diminished liquidity and credit availability plus volatile and declining valuations of securities and other investments have caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase. These factors along with the interconnectivity and interdependence of international economies have created a global downturn in economic activity.

We are unable to predict how long the economic downturn will last. A continuing economic downturn may adversely affect our business in a number of ways, including:

•	Reduced demand for our products. In a period of economic uncertainty, customers may adopt a strategy of deferring purchases to upgrade existing equipment or deploy new equipment until later periods when visibility of their cash flows becomes more assured. In addition, customers who must finance their capital expenditures through various forms of debt may find financing unavailable to them.

•	Increased pricing pressure and lower margins. Our competitors include a number of global enterprises with relatively greater size in terms of revenues, working capital, financial resources and number of employees, and some of our end-users are healthcare service providers who are typically owned, controlled, or sponsored by governments. If the size of our potential markets contracts due to the global economic downturn, competition for available sales may become more intense, which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which may thereby cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, could expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•	Greater difficulty in obtaining purchased goods and services. We expect that many of our suppliers will face the same or more challenging circumstances as we face in the current economic downturn, which could result in an adverse effect on our cash flows and liquidity. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•	Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management will be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2009 and beyond.

The economic crisis is particularly focused on the U.S. and Europe, which is the focus of the majority of our revenues from our recently acquired operations. It is unclear how the current economic crisis will affect medical product purchasing in the U.S., Europe, and other markets which might be viewed as more immune or better buffered from the current economic crisis.

We maintain a direct sales force in the United States and Europe following our acquisition of Datascope’s patient monitoring device business that is costly and the maintenance of which could have a material adverse effect on our business.

We acquired a substantial direct sales force in the United States and Europe through our acquisition of Datascope’s patient monitoring device business, and rely on direct sales for a significant portion of our revenues from these areas. Maintaining a direct sales force is costly. We typically provide our direct sales personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. If our direct sales force fails to generate projected revenues, it could have a material adverse effect on our business.

Maintaining a direct sales force and independent distribution network in the United States and Europe could result in potential sales conflicts that would negatively impact our revenue and results of operations.

Prior to our acquisition of Datascope’s patient monitoring device business, we maintained independent distributor relationships in the United States and Europe. With the addition of a direct sales force in these areas, we are currently directly selling Datascope-branded products, Mindray-branded ultrasound systems and DPM-branded patient monitoring devices. This creates the potential for conflict between our independent distributors and direct sales force. If our independent distributors and direct sales force compete with each other, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force.

We depend on distributors for a significant majority of our revenues and a significant portion of our revenue growth. Failure to maintain relationships with our distributors would materially and adversely affect our business.

We depend on distributors for more than 65% of our revenues and for a significant portion of our revenue growth. We typically do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

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

Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or FCPA. In particular, we may be held liable for actions taken by our distributors even though almost all of our distributors are non-U.S. companies that are not subject to the FCPA. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. Future acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. The diversion of our management’s attention and any difficulties encountered in the integration of acquired businesses could have an adverse effect on the ability to effectively manage our business.

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

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our revenues.

In recent years, consolidation among health care providers and the formation of purchasing groups has imposed pricing pressures. Our success in areas of health care provider consolidation and where purchasing organizations have been formed depends partly on our ability to enter into contracts with group purchasing organizations and integrated health networks. If we are unable to enter into contracts with group purchasing organizations and integrated health networks on satisfactory terms or at all, our revenues would be adversely affected.

We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.

Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, to manage our business and operations, and on our other key senior management for the operation of our business. If we lose the services of any key senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople.

Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We previously awarded share-based compensation in connection with our initial public offering, some of which is still subject to vesting. We additionally awarded a one-time retention bonus in connection with our acquisition of Datascope’s patient monitoring device business, which will be paid out subject to certain minimum employment conditions. Such retention awards may cease to be effective to retain our current employees once the shares are vested and bonus amounts are paid out. Additionally, our previously awarded equity grants were issued at exercise prices close to the current depressed market price of our shares. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. In particular, competition in the government tender arena has continued to intensify in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors also vary significantly according to business segments. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have local operations in the markets in which we sell our products who may have lower cost structures, domestic support, or local protect through tariff and non-tariff barriers. In the U.S., where we compete with a direct sales force and services team, we face competition from companies that have a better capitalization, a wider range of products, and greater understanding of the market given their longer history of operations. Some of our larger competitors may have:

•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	capability to offer vendor financing or leasing arrangements;

•	stronger brand recognition; and

•	larger sales and distribution networks.

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

Moreover, some of our competitors based outside China have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage. In other emerging markets, we have also seen larger competitors setting up sizable local businesses or acquiring local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure.

In addition, we believe that corrupt practices in the medical device industry in China and certain emerging markets still occur. To increase sales, certain manufacturers or distributors of medical devices may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policy prohibits these practices by our direct sales personnel and our distribution agreements require our distributors to comply with applicable law. As a result, as competition intensifies in the medical device industry in these markets, we may lose sales, customers or contracts to competitors.

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

Our projections of market demand for our products in countries where we lack a direct sales force are generally less reliable than in countries where we do have a direct sales force because we have less information available on which to base our projections. Specifically, we do not have consistently reliable information regarding international distributor inventory levels in these markets, and we sometimes lack extensive knowledge of local market conditions or about distributor purchasing patterns, preferences, or cycles. Furthermore, because shipping finished products to international distributors typically takes longer than shipping to domestic distributors, inaccurate demand projections can result more quickly in unmet demand. We additionally may have unpredictably large tender sales orders for which we may have insufficient inventory to fill along with the additional orders in our pipeline.

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to manage our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. Our underestimation of demand, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

We currently principally rely on three manufacturing, assembly and storage facilities for our products and are developing two additional facilities. Any disruption to our current manufacturing facilities or in the development of these new facilities could reduce or restrict our sales and harm our reputation.

We manufacture, assemble and store a substantial majority of our products, as well as conduct some of our research and development activities at our two facilities located in Shenzhen, China. We also manufacture, assemble and store a significant number of products at our Mahwah, New Jersey facility. We conduct some of our primary research and development activities at our headquarters. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

We are developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, are developing a new research and development and manufacturing facility in Nanjing. These facilities require significant build-out before they will be fully operational. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate or expand to these facilities. Moreover, we may not realize their anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we rely on single source suppliers to provide approximately 25% by value of our raw materials and components, primarily for proprietary integrated circuits for products across our business segments. No single source supplier accounted for more than 5% of our total supply purchases in 2008. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. This could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

Failure to successfully manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

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

If we are unable to successfully manage our growth, our business and prospects would be materially and adversely affected.

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

We depend on information technology, or IT, to support our business operations, the failure of which would materially and adversely affect our business, results of operations and prospects.

We are currently in the process of implementing an SAP ERP system to replace the existing system of our U.S. and European operations. When we acquired the patient monitoring device business of Datascope, it shared many hardware and software resources with the business of Datascope that we did not acquire and was subsequently acquired by another company. This shared architecture significantly complicates the task of migrating hardware and software to a standalone IT system. The migration may lead to unforeseen complications and expenses, and our failure to efficiently migrate the IT system could substantially disrupt our business. Once the migration is complete, we intend to build a single, globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integration is complicated by broad geographies, differing languages and business models between historic Mindray and our acquired operations. Our failure to successfully integrate our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have patents and patent applications pending in China covering various products and aspects of our products. We have patents and have also filed patent applications in the United States and Europe, which cover some of the more commercially significant aspects of our products and technologies.

Due to the different regulatory bodies and varying requirements in the United States, China and elsewhere, we may be unable to obtain patent protection for certain aspects of our products or technologies in either or both of these countries.

The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our China-based employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the U.S. or Europe. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

Unauthorized use of our brand names by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.

We regard our brand names as critical to our success. Unauthorized use of our brand names by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization. In the past, we have experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer in China are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the United States FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, personnel and policy changes at SFDA has slowed the approval process and delayed some of our planned product launches in 2008. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. See Item 4.B, “Information on the Company — Business Overview — Regulation”.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher, revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	Inventory value readjustments due to yearend supplier pricing renegotiation;

•	changes in the industry operating environment; and

•	changes in government policies or regulations, including new product approval procedures, or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2008, our cash and cash equivalents were denominated in Renminbi, U.S. dollars, euro and the British pound. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the U.S. dollar, the euro and the pound affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi, euro and the pound relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar, the euro or the pound in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar, the euro or the pound. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make.

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

In 2007 and 2008, ODM and OEM customers together accounted for 5.9% and 1.1%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take up to 16 months. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.

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

As of the date of this annual report, three of our shareholders and their affiliated entities owned approximately 33.5% of our outstanding ordinary shares, representing approximately 68.8% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC if the value of our outstanding ordinary shares and ADSs were to decrease significantly while we hold substantial cash and cash equivalents.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2009 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For more information on the U.S. federal income tax consequences to U.S. investors that would result from our classification as a PFIC, please see Item 10.E, “Taxation — U.S. Federal Income Taxation — U.S. Holders — Passive Foreign Investment Company”.

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

Moreover, if a U.S. distributor or one of our United States subsidiaries, Mindray USA Corp. or Mindray DS USA Inc., conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2008, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Furthermore, our acquisition of Datascope’s patient monitoring device business presents new Section 404 challenges, as the related financial reporting must be included in our Section 404 assessment for the year ending December 31, 2009. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

We conduct a substantial majority of our business operations in China and derived approximately half of our 2008 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

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

Under PRC laws and regulations, Shenzhen Mindray is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2008, the amount of these restricted portions was approximately RMB525.0 million ($76.7 million). As a result of these PRC laws and regulations, Shenzhen Mindray is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Before 2008, China maintained a dual tax system that contained one set of tax rules for PRC domestic enterprises and one for foreign-invested enterprises, or FIEs. Though both domestic enterprises and FIEs were subject to the same income tax rate of 33%, there are various preferential tax treatments that were generally only available to FIEs, which resulted in the effective tax rates of FIEs being generally lower than those of domestic enterprises. The PRC government had provided various incentives to Shenzhen Mindray, which is an FIE. These incentives included reduced tax rates and other measures. For example, Shenzhen Mindray enjoyed preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Shenzhen Mindray benefited from a 15% preferential corporate income tax rate and the preferential policy of “two years of exemption and six years of 50% reduction” of corporate income tax from the year it became profitable, resulting in an effective income tax rate of 7.5% through the end of 2006. Beijing Mindray is entitled to an enterprise income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year. Without these tax holidays and concessions, we would have had to pay additional tax totaling $4.1 million, $Nil and $Nil in 2006, 2007, and 2008, respectively.

The China Unified Enterprise Income Tax Law, or the New EIT Law, and its implementing rules became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to FIEs under the previous tax law. The New EIT Law, however, (i) reduces the top rate of enterprise income tax from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. The recently published qualification criteria are significantly higher than those prescribed by the old tax rules under which we had been granted preferential treatment. Shenzhen Mindray and Beijing Mindray had obtained the qualification certificates of New and Hi-Tech Enterprises status in 2008 with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if they desire to continue to enjoy the 15% reduced rate. We cannot assure you that Shenzhen Mindray and Beijing Mindray will continue to qualify as New and Hi-Tech Enterprises under the New EIT Law, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations. Under the phase-out rules of New EIT Law, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the taxable years of 2008 to 2010. The 50% reduction may result in a tax rate of 7.5% to 12.5%.

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

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. In 2006, due to changed regulation by the PRC government, sales of our embedded software were temporarily disqualified from receiving the value-added tax refund. In July 2008, pursuant to Cai Shui [2008] No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we were able to receive a value-added tax refund for sales of our embedded software on a retroactive basis since 2006. Refund due from sales of our embedded software during January 2006 to July 2008 amounting to $21.8 million was received in 2008.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries and affiliated entity could adversely affect our business, operating results and financial condition.

Under the New EIT Law, we may be classified as a “resident enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and U.S. holders of our ADSs or ordinary shares.

Under the New EIT Law, an enterprise established outside of China with its “de facto management body” in China is considered a “resident enterprise,” meaning that it can be treated the same as a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law defines “de facto management body” as an organization that exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of an enterprise. Currently no interpretation or application of the New EIT Law and its implementing rules is available for non-Chinese enterprises or group enterprise controlled entities; therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to enterprise income tax at a rate of 25% on our worldwide income as well as PRC enterprise income tax reporting obligations. This would mean that income such as interest earned on funds held by our holding company and other non-China source income would be subject to PRC enterprise income tax at a rate of 25%, in comparison to no taxation in the Cayman Islands. Second, although under the New EIT Law and its implementing rules dividends paid to us by our PRC subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, a 10% withholding tax will be imposed on dividends we pay to our non-PRC shareholders, and future guidance may extend the withholding tax to gains derived by our non-PRC shareholders from transferring our ADSs or ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We commenced operations in 1991 through our predecessor entity. We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated operating subsidiary Shenzhen Mindray, which was established in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. In April 2006 we acquired approximately 8.9% of the equity in Shenzhen Mindray with the result that our holding company owns approximately 99.99% of the equity of Shenzhen

Mindray. In May 2006, we changed our name to Mindray Medical International Limited. In May 2008, we completed the acquisition of the patient monitoring device business from Datascope Corp. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure.”

We completed our acquisition of the patient monitoring device business of Datascope Corp. in May 2008 pursuant to the terms of a definitive agreement entered into in March 2008. The total purchase price was US$209.0 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong). See Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities”. With this acquisition, we believe we are the third-largest global patient monitoring device producer and furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide. Datascope’s patient monitoring revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. We intend to maintain Datascope’s existing branded product lines and to continue manufacturing Datascope products in the United States. With the Datascope acquisition, we currently offer over 60 products across our three product segments.

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

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We provide after-sales services to distributors and hospitals in China through 30 local offices based in provincial capital cities. We also provide after-sales services to our hospitals in the U.S., U.K. and France in our direct sales channel in these countries.

In China, we sell our products primarily to distributors, and the balance directly to hospitals, clinics, government agencies and ODM customers and OEM customers. With over 1,100 exclusive distributors and 950 sales and sales support personnel at the end of 2008, we believe our nationwide distribution, sales and service network is the largest of any medical device manufacturer in China. This extensive platform allows us to be closer than our competitors to end-users and enables us to be more responsive to local market demand. In addition, we believe we hold a leading market share position in China in in-vitro diagnostic products and grayscale ultrasound systems. We believe we have a number of competitive advantages in China that are difficult for competitors to duplicate including our large and cost-effective research and development team, our national sales infrastructure, and our widely recognized brand name.

Outside China, we sell our products through distributors and our direct sales personnel. Our established and expanding international sales and distribution networks provide us with a platform from which to build and enhance our market position globally. Our recently acquired direct sales platform contributed a significant portion of sales in the U.S., U.K., and France. We also maintain research and development, and marketing functions in the U.S., and after sales service in the U.S., U.K., and France.

We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our research and development and manufacturing operations, which are based primarily in China, provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities.

To enhance our leading market position, we have a target/guideline of investing approximately 10% of our net revenues in research and development. We have established what we believe is the largest China-based research and development team of any medical device manufacturer, with more than 1,400 engineers on our staff at the end of 2008. We also maintain research and development offices in the U.S. and Sweden to work with our China-based research and development staff in Shenzhen, Beijing, and Nanjing on product development targeted towards the U.S. and developed country markets. We believe our current spending, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our China-based competitors. We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2006, we have introduced more than 30 new products, including 10 new products in 2008.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 160 countries, and international sales grew from 48.6% of our net revenues in 2006 to 57.2% of our net revenues in 2008.

To facilitate international sales, the majority of our products have a CE mark, which certifies full compliance with the Medical Device Directives of the European Union, thus enabling our products to be marketed in any member state of the European Union. The CE mark for in-vitro diagnostic products are declared by ourselves pursuant to the relevant regulation of European Union, the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. FDA 510(k) clearance from the FDA is required to market any of the medical devices in our current product portfolio in the United States, and we currently have more than 30 products with FDA clearance.

The chart below provides selected summary information about certain products we introduced in 2008:

Business Segment	Products	Description

Patient Monitoring and Life support products	iPM9800	New generation mid-end patient monitor for flexible care
	Beneheart	Our first defibrillator
	WATO EX55/65	Enhanced version of anesthesia machine with better usability and functionalities than WATO EX50/60
	AS 3000	A North America focused anesthesia delivery system
In-Vitro Diagnostic Products	BC-5380/5300	An economical version of our BC-5500 five-part hematology analyzer

	BS-380	A higher throughput version of our BS-300 biochemistry analyzer with auto cleaning capability;

	BA-88A	Semi-automatic biochemistry analyzer

Medical Imaging Systems	DC-3	A basic color ultrasound system

	DigiEye 560T/561	Two versions of digital radiography system

The chart below provides selected summary information about some of the products that we introduced or intend to introduce in 2009:

Business Segment	Products	Description

Patient Monitoring and Life support products	WATO EX20/30	A basic version of anesthesia machine
	Surgical light Surgical bed	First generation of surgical light and surgical bed
	Ceiling pendant system	First introduction of an addition to surgical suite equipment to be used along with our surgical light, surgical bed, patient monitors and anesthesia machines
	Two patient monitoring devices	First two devices jointly-developed by our R&D teams based in Shenzhen, China and Mahwah, U.S.
Medical Imaging Systems	DC-7	Higher end cart-based color ultrasound system
	M-7	Portable color ultrasound system
	DP-6900	Portable B/W ultrasound system
	DigiEye 760	Digital radiography system

Patient monitoring and life support products

Patient monitoring devices.  Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We offer 29 different patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, mobile and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in mobile models. We also offer a line of veterinary monitoring devices.

Life support products.  We are also actively expanding the range of our life support products. We currently offer five anesthesia machines and a defibrillator, which we introduced in 2008. We plan to introduce surgical beds and surgical lights in 2009.

Sales of our patient monitoring and life support products accounted for 40.1%, 36.2%, and 44.5% of our net segment revenues in 2006, 2007, and 2008, respectively.

In-vitro diagnostic products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of 19 in-vitro diagnostic products in two primary product categories: hematology analyzers and biochemistry analyzers.

Hematology analyzers.  Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illnesses caused by viruses from those caused by bacteria. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents. Our two top-selling hematology analyzers in terms of revenues in 2008, the BC-2800 and BC-3000 series, utilize color LCD screens, can process 30 to 60 samples per hour and can store 10,000 to 20,000 patient results.

Biochemistry analyzers.  Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may also be used as therapeutic drug monitors or to check for drug abuse. Our leading biochemistry analyzer, the BS-200 automated analyzer, which accounted for 11.9% of our in-vitro diagnostic products segment revenues in 2008, can hold up to 40 samples at a time with up to 40 reagents, allowing for up to 200 tests per hour. In April 2007, we introduced the BS-400, our fully-automated biochemistry analyzer; The BS-400 is our highest throughput biochemistry analyzer, which we believe will help us further expand our customer base by appealing to labs with high daily testing volumes.

We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 55 reagents for hematology analyzers and more than 55 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 10.3%, 12.6% and 15.3% of our in-vitro diagnostic products segment revenue in 2006, 2007 and 2008, respectively.

Sales of our in-vitro diagnostic products, including sales of reagents, accounted for 29.3%, 31.2% and 25.1% of our net segment revenues in 2006, 2007 and 2008, respectively.

Medical imaging systems

Our medical imaging systems segment includes both ultrasound systems and digital radiography systems. Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell 12 portable and mobile ultrasound systems, and offer a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base.

We currently offer four color ultrasound systems. In 2006, we introduced our first color Doppler ultrasound system, the DC-6. The DC-6 was our leading ultrasound system in 2008, accounting for 30.4% of our medical imaging system segment revenues, and has received FDA 510(k) clearance. In 2007, we introduced the M5, a laptop-size color portable ultrasound system, which has received FDA 510(k) clearance. We believe the M5 has the potential to broaden our market penetration.

Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems allow patient to shorten X-ray exposure time compared to traditional film based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. In 2008, we introduced our first digital radiography system, the DigiEye560T. In 2009, we plan to introduce an additional digital radiography system, the DigiEye760.

Our medical imaging systems segment accounted for 29.3%, 31.1% and 25.4% of our total net revenues in 2006, 2007 and 2008, respectively.

Distribution, Direct Sales

Third Party Distributor Network in China.

As of December 31, 2008, our nationwide distribution and sales network in China consisted of more than 1,100 exclusive distributors and 950 sales and sales support personnel located in 30 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several exclusive distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 2% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay between 30% and 100% of the purchase price, for products.

Tender Sales in China

We make tender sales in China through government run tender sale processes. When we make tender sales to central or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. China-based tender sales and after-sales services provided to government agency customers accounted for 14.4%, 24.8% and 15.3% of our net domestic revenues, in 2006, 2007, and 2008, respectively.

Our international third party distribution network.

Our international distribution and sales network consisted of more than 2,000 distributors and more than 470 sales personnel covering more than 160 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

Our international distributors typically pay the entire purchase price or provide a letter of credit for the products they order. We also extend credit to selected distributors in the United States and Europe. As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance. To those distributors who both meet their sales targets and pay their receivables, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.

International direct sales

We have direct sales channels in the United States, United Kingdom and France. We employ a direct sales team in these regions of approximately 130 sales agents, who have relationships with hospitals, medical clinics and doctors throughout their sales regions. Typical credit terms to direct sales customers are 90 to 100 days, which we believe are lower than the industry average.

Marketing

We focus our marketing on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2008, we attended or sponsored more than 700 medical exhibitions and seminars. Furthermore, we conduct on-site demonstrations of our products at hospitals on a regular basis, and often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We have three categories of customers: distributors, ODM and OEM customers, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of the past three years was an ODM customer that accounted for 2.6%, 1.7% and 0.9% of our net revenues in 2006, 2007, and 2008, respectively. Our ten largest customers based on net revenues collectively accounted for 11.5%, 10.0% and 6.4% of our net revenues in 2006, 2007 and 2008, respectively.

Our distributors.  Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. Sales to our distributors accounted for 82.9%, 80.5% and 67.3% of our net revenues in 2006, 2007 and 2008, respectively. As of December 31, 2008, we had more than 2,100 distributors in China and more than 2,000 additional distributors internationally, and our international distributors have sold our products into more than 160 countries.

ODM and OEM customers.  We manufacture products for ODM clients based on our own designs and employing our own intellectual property, while we manufacture these products for OEM customers based on their product designs. Although ODM and OEM products’ gross margins tend to be lower than those of our own branded products, ODM and OEM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers also pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. ODM and OEM clients accounted for 9.6%, 5.9% and 1.1% of our net revenues in 2006, 2007 and 2008, respectively.

Hospital and government agency customers.  In China, our hospital and government agency customers primarily include hospitals, as well as central and provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent, and we count them as government tender sales. In some cases, they do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with these customers, and we count these sales as direct sales.

Internationally, our direct sales force in the United States, United Kingdom and France sells primarily to hospitals with 300 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.

Hospital and government agency sales accounted for 7.5%, 12.0% and 26.2% of our net revenues in 2006, 2007 and 2008, respectively.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 180 employees located in our headquarters in Shenzhen and our 30 offices in China as of December 31, 2008. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•	End-User Support and Service. In 2008, we conducted more than 100 training sessions in hospitals throughout China and almost 180 training sessions at our headquarters in Shenzhen and our offices in China. We also maintain a customer service center in Shenzhen for channelling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we have maintenance and repair personnel as well as maintain a supply of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair. This creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.

We also provide our distributors with technical support, including training in the basic technologies of the products they sell, participating in presentations to potential customers, and assisting in preparing bidding documents for large volume purchase contracts awarded through competitive bidding and tenders. By working closely with our domestic distributors, our customer support and service employees are able to provide us valuable insights into the operations of each local distributor, which help us ensure that each distributor is able to operate effectively for us.

International

In several of the countries where we have direct sales, particularly the United States, United Kingdom and France, we also provide substantial after-sales services. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.

In our other international markets, we rely on our distributors to provide after-sales services. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support trips to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.

We currently have international sales and service offices located in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Milan, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto, and Vancouver. As our international markets mature, we will consider adding additional offices to assist with sales and support.

Manufacturing and Assembly

We currently have two principal manufacturing facilities in China and a final assembly and testing facility in Mahwah, New Jersey for some of our products.

Both of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our older China-based facility which is approximately 280,000 square feet in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our new China-based facility which is approximately 820,000 square feet in size.

As part of our overall strategy to lower production costs through our vertically integrated operating model, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:

•	Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The cost of the new or improved product can be reduced as a result of the lower costs already in place from volume purchases. As more products utilize common resources, the resulting increased purchases of common resources further reduce costs, with benefits across a range of products.

•	Increase use of in-house manufactured components. To better optimize the benefit of our use of common resources across business segments and increasing sales levels, we produce the majority of the components that go into our products. As we continue to refine our use of common resources and grow our revenues, we anticipate creating additional economies of scale, allowing us to move additional component production in-house, thereby lowering our production costs.

•	Increase use of common manufacturing and assembly practices within and across business segments. We continually seek to identify common manufacturing and assembly practices both within and across business segments. By identifying common manufacturing and assembly practices for new products, we seek to reduce capital outlays for new manufacturing equipment. This also allows us to spread our manufacturing team across fewer manufacturing and assembly stations, creating a streamlined manufacturing and assembly workflow. We believe this increases employee efficiency, with employees required to learn to manufacture or assemble fewer components, and reduces our training costs.

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

As is consistent to our overall strategy of maintaining a China-based manufacturing infrastructure and leveraging our vertically integrated operating model, we have taken steps to transfer traditionally outsourced manufacturing contracts by our acquired U.S. operations to our in-house manufacturing infrastructure in China. The ongoing process to transfer our manufacturing from outsourcing to in-sourcing in China is part of our effort to realize cost synergies from our acquisition of Datascope’s patient monitoring device business.

We purchase components for our products from approximately 400 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 5% of our supply purchases in 2007 or 2008, except in cases in 2007 where the supplies are readily available from multiple sources and we can gain a significant cost savings from volume. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification and ISO 13485 certification issued by both TUV and Beijing Hua Guang. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses and CE marks. We inspect components prior to assembly, and inspect and test our products both during and after their manufacture and assembly.

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

Intellectual Property

We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and pending patent applications in China, the United States and Europe. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

We have not filed for patent protection in Asian countries other than China based on our assessment of risks of third party infringement of our intellectual property in those markets and the costs of obtaining patent protection there. In general, while we seek patent protection for our proprietary technologies in major markets such as China, the United States and Europe, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. We will continue to evaluate our patent filing decisions on cost/benefit analysis. In order to protect our other types of intellectual property rights, we have filed for trademark protection for our brand name “Mindray” and associated logos in North American, European and Asian countries in which we market our products, and will continue to follow our brand management policy to build brand name recognitions in “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Unauthorized use of our brand name by third parties, and the expenses in developing and preserving the value of our brand name, may adversely affect our business”.

Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

We perform IP due diligence studies on trademarks and patents, using both in-house and hired IP resources. Our IP department and program are led by an experienced, licensed in-house U.S. patent attorney. However, due to the complex nature of medical equipment technology patents and the uncertainty in construing the scope of these patents, as well as the limitations inherent in freedom-to-operate searches, the risk of infringing on third party intellectual properties cannot be eliminated. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations”.

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

We believe that we have successfully established our brand in China. We have registered trademarks in China in the U.S. and in other countries for the “Mindray” name and logo used on our own-brand products and we have trademark license rights for the use of the Datascope trademarks used in our patient monitoring devices through the year 2015. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case in 2005, where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark”. Based on part on this finding, and also on evidence of the widespread awareness of our products in China, we are also applying to the relevant governmental administrative authority to have our Mindray name designated a “well-known mark”. Since such marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.

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

Patient Monitoring and Life support products.  For domestic sales of patient monitoring and life support products, our primary competitors are Draeger Medical, GE Healthcare, Biolight, Koninklijke Philips Electronics, Spacelabs and Nihon Kohden. For international sales of patient monitoring devices, our primary competitors are GE Healthcare, Koninklijke Philips Electronics, Siemens Medical and Nihon Kohden.

In-Vitro Diagnostic Products.  For domestic sales of hematology analyzers, our primary competitors are Abbott Laboratories, Beckman Coulter, ABX, Urit Medical, Baxter, Tecom Science Corporation Nihon Kohden, and Sysmex Corporation. For international sales of hematology analyzers, our primary competitors are Beckman Coulter, Abbott Laboratories and Sysmex Corporation.

For domestic sales of biochemistry analyzers, our primary competitors are Biotecnica Instruments, Beckman Coulter, Hitachi, Sysmex Corporation, Abbott and Roche Diagnostics. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter and Roche Diagnostics.

Medical Imaging Systems.  For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Siemens Medical, Philips Electronics, Aloka, Toshiba, Hitachi, Esaote Group and Medison. For international sales of medical imaging systems, our primary competitors are Siemens Medical, GE Healthcare, Koninklijke Philips Electronics, Esaote and Toshiba Medical Systems.

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

Seasonality

Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the slowest quarter for our sales due to the Chinese Lunar New Year holidays when our sales force works fewer days during the quarter, affecting both international and domestic sales revenues. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese Lunar New Year holiday. In the second quarter revenues from sales are typically sequentially higher due to spending associated with newly approved customer budgets in China, and spending in the U.S. to fulfill budgetary requirements as many hospitals in the U.S. have a June 30 fiscal year end. In the third quarter, revenues are typically flat in our China, U.S. and European markets as customers reduce their commercial activity during summer holidays and, with respect to the U.S., certain hospitals’ new budgetary cycle begins. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is the strongest quarter for our China, U.S. and European sales as many customers seek to spend all funds remaining in their annual purchasing budgets before the end of the fiscal and calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant.

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

Facilities

See Item 4.D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring or be subject to various claims and legal actions arising in the ordinary course of business.

Regulation

Our patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems are medical devices and are subject to regulatory controls governing medical devices in the countries where we manufacture and sell our products. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the SFDA, as well as the FDA in the U.S. and various regulatory agencies in Europe and other countries in which we sell our products. We are also subject to other PRC government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production certifications, medical instrument manufacturing licenses, compliance with clinical testing standards, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.

China

Classification of Medical Devices

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a Medical Instrument Manufacturing License and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

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

The majority of our products that manufactured in China are classified as Class II or Class III devices. All our in-vitro diagnostic products are Class II medical devices; Beneview series, PM series and MEC series patient monitors, TMS-6016 telemetry monitoring system, WATO series anesthesia machines, are classified as Class III medical devices, while the remainder of our patient monitors and operating tables and surgical lights are classified as Class II medical devices. Our DC-6 Expert, DC-6,M-5, DC-3,N80, N70 are classified as Class III medical devices, while the remainder of our medical imaging systems are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs, diluent and lead wires.

In China, our reagents used with our in-vitro diagnostic products are divided into the categories of biological reagents and chemical and bio-chemical reagents. A part of biological reagents are subject to regulatory controls similar to those governing pharmaceutical products. However, all the reagents manufactured by us are subject to regulatory controls similar to those governing medical devices.

Medical Instrument Manufacturing License

A manufacturer must obtain a manufacturing license from the provincial level food and drug administration before commencing the manufacture of Class II and Class III medical devices. No manufacturing license is required for the manufacture of Class I devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it. A manufacturing license, once obtained, is valid for five years and is renewable upon expiration.

Our manufacturing license for the manufacture of our patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems will expire on February 28, 2011. To renew a manufacturing license, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit.

Medical Instrument Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. To renew a distribution license, a manufacturer or distributor needs to submit to the provincial level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. Our distribution license will expire on April 6, 2011.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the Ethics Committee in the institutions approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 business days of receiving an application for the registration of a Class II device, and the SFDA, within 90 business days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

Regulation of Reagents

Under a regulation enacted by the SFDA in April 17, 2007, all our IVD reagents products are subject to regulatory controls similar with medical devices.

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

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products; take over the illegal revenue

•	the imposition of operating restrictions, partial suspension or complete shutdown of production; withdraw the Registration Certificate for Medical Device

•	criminal prosecution.

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

European Union

The European Union has promulgated rules that require commercial medical products to bear the CE mark. The CE mark is recognized by the European Union as a symbol of adherence to strict quality systems requirements set forth in the ISO 9001 and ISO 13485 quality standards, as well as compliance with 93/42/ EEC, the Medical Device Directives of the European Union. The CE mark allows us to market our products throughout the European Economic Area. Our manufacturing facilities received the most updated ISO 9001/ISO 13485 Quality Systems certification in December 2008. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe.

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

In November 2008, SAFE promulgated the Notice concerning Submitting Tax Certificates for Foreign Payments under Trade in Services and Other Items, or Notice 64. According to Notice 64, any domestic institution or individual making a single foreign payment equivalent to more than $30,000 with any of the following foreign exchange capital under trade in services, benefits, current transfer and capital items shall apply to the competent tax authority for the applicable tax certificate. As one of our subsidiaries, Shenzhen Mindray, is incorporated in the PRC, any bonuses, profits, direct debt interest or guaranteed monies exceeding $30,000 transferred to us from Shenzhen Mindray will be subject to Notice 64.

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

We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiaries Shenzhen Mindray and Mindray DS USA Inc., which currently conducts substantially all of our U.S. based operations. We own approximately 99.9% of the equity of Shenzhen Mindray through two Hong Kong holding companies, and we own 100% of Mindray DS USA Inc. through our consolidated subsidiary Mindray Medical Netherlands B.V. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

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

Shenzhen Mindray has one subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd, or Beijing Mindray, in which Shenzhen Mindray has a 99.9% equity interest and through which we conduct some of our research and development activities. At the time that Beijing Mindray was incorporated, the PRC Company Law required that any domestic limited liability company have at least two separate legal or natural persons as equity holders. We satisfied this requirement by establishing Beijing Mindray with a principal shareholder and two additional shareholders with nominal equity holdings in the entity. The remaining 0.1% equity interest in Beijing Mindray is held in equal 0.05% interests by Mr. Xu Hang and Mr. Li Xiting, our co-CEOs, and entitles its owners to identical economic and voting rights as the equity interest held by Shenzhen Mindray. Mindray International has several subsidiaries, two of which are MR Holdings (HK) Limited and MR Investments (HK) Limited that hold the equity of Shenzhen Mindray.

Effective May 1, 2008, we acquired the patient monitoring business of Datascope Corp., through our U.S. subsidiary Mindray DS USA Inc., which operates in the U.S. and Europe and sells products worldwide.

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of May 8, 2009:

D.	Property, Plant and Equipment.

We currently maintain our corporate headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our corporate headquarters occupy approximately 193,000 square feet. We have two existing production sites for research and development and manufacturing. We are also developing a new research and development center adjacent to our headquarters in Shenzhen, and, pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we are establishing a new research and development and manufacturing facility in Nanjing. See Item 3.D,“Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently principally rely on three manufacturing, assembly and storage facilities for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation”.

We additionally maintain a Patient Monitoring and Technology Services headquarters in Mahwah, New Jersey, which occupies approximately 130,000 square feet and is used for the manufacture, research and development, warehousing and final testing and assembly of certain of our patient monitoring and life support products.

We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a research and development office in Seattle, Washington. We also have 30 local sales and services offices in China and we have international sales and service offices in Amsterdam, Frankfurt, Istanbul, London, Mexico City, Milan, Moscow, Mumbai, Paris, Sao Paulo, Seattle, Toronto and Vancouver.

The land on which we have developed our largest production facility (BaiWang) is leased for 10 years, through 2017, and we are currently renegotiating the terms of the lease for our second largest production facility (XiLi), which we expect to complete prior to the expiration of this lease in July 2009. We are currently working to secure property rights to another location in Shenzhen where we would have a 50 year lease with land use rights which we would subsequently develop as a substitute for our currently rented production facility.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property

1	NanShan District, Shenzhen, China	Owned, 193,000 square feet, used as a research and development center and corporate headquarters
2	(XiLi) Shenzhen, China	Leased, 280,000 square feet, used for manufacturing, assembly, testing and research and development
3	(BaiWang) Shenzhen, China	Leased, 820,000 square feet; used for manufacturing, assembly, testing and research and development
4	(DeWeisen) Shenzhen, China	Leased, 7,400 square meters, used for sales and marketing
5	HaiDian District, Beijing, China	Owned, 10,697 square feet, used as research and development center
6	ChaoYang District, Beijing, China	Owned, 1,970 square meters, used as a sales, marketing and administrative office
7	Nanjing, China	Leased, 2,000 square meters used for manufacturing, research and development, sales and other daily operations
8	Sundbyberg, Stockholm, Sweden	Leased, 865 square meters, used for research and development, sales and other daily operations
9	Mahwah, New Jersey	Owned, 130,000 square feet, used as a Patient Monitoring and Technology Services headquarters and the manufacturing, research and development and warehousing of patient monitoring devices
10	Hoevelaken, Netherlands	Owned, 12,700 square feet, used for office and warehousing
11	Seattle, Washington	Leased, used for research and development, sales support and other daily operations

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D,

“Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We are currently experiencing a global economic crisis, which could materially and adversely affect our business, financial condition and results of operations.”

A.	Operating Results.

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we are able to supply internationally a broad range of products across three primary business segments, comprised of patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We currently offer over 60 products across our three product segments.

Our net revenues increased from $190.4 million in 2006 to $294.3 million in 2007 and to $547.5 million in 2008, representing a compound annual growth rate of 69.6%. These significant increases reflect organic growth driven by success in expanding our product lines to include more advanced products and our increasing market penetration, particularly internationally. The increase in 2008 also reflects our acquisition of Datascope’s patient monitoring device business, which contributed to more than 30% of our net revenues outside China. Our net revenues outside of China grew at a faster rate than net revenues in China in both real and percentage terms from 2006 to 2008, increasing to $313.1 million, or 57.2% of our net revenues in 2008. Net revenue growth outside China has been augmented by (i) our expanded sales coverage to more than 160 countries in 2008, (ii) our increased penetration in existing markets outside China, (iii) our acquisition of Datascope’s patient monitoring device business, (iv) our enhanced distributor network, and (v) our new and enhanced product introductions.

In China, we sell our products primarily to distributors. In 2008, distributor sales accounted for 84.7% of our China-based net revenues. We believe we have one of the largest distribution, sales and service network for medical devices in China with more than 2,100 distributors and 950 sales and sales support personnel, and we sell our products internationally through more than 2,000 distributors and 470 sales personnel as of December 31, 2008. We also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. Outside China, we sell our products to distributors and through our direct sales force in the U.S., the U.K. and France, which was acquired in 2008 from Datascope Corp.

We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2006, we have introduced more than 30 new products, including color Doppler ultrasound systems, five-part hematology analyzers, our high-end Beneview series of patient monitoring devices, and anesthesia machines. With the Datascope patient monitoring device business acquisition, we obtained product lines with features specifically addressing the needs and demands of healthcare professionals in the United States, Europe and other developed markets.

Our investment in research and development as a percentage of net revenues has remained steady at approximately 10% of net revenues. Our investment in research and development in 2008 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer based in China, with more than 1,400 engineers on our staff as of December 31, 2008, and continuing to develop and commercialize new and more advanced products. We believe that our continuous emphasis on research and development is a key driver of our revenue and earnings growth. We maintain five research and development facilities ranging from more than 1,300 engineers in Shenzhen, to 80 engineers in Beijing, and to specialized teams in Nanjing, Seattle, and Mahwah. The bulk of our investment in research and development is in relatively lower cost China, with select teams in our U.S. locations with expertise in design and engineering matters generally unavailable in China. As part of the planned expansion of our research and development and manufacturing capabilities, we are developing a new facility in Nanjing.

We completed our acquisition of Datascope’s patient monitoring device business in May 2008 for US$209.0 million in cash, as adjusted for working capital at the closing date. With this acquisition, we believe we are the third-largest global patient monitoring device producer and it furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide. The acquisition added established direct sales and service infrastructure in the U.S., U.K. and France to our existing international sales operations and significantly expanded our presence in the mainstream hospital markets in these countries. With the acquisition, we also added a team of experienced research and development personnel based in the U.S., with knowledge and expertise in researching and developing products catering to the U.S. and European markets. We plan to create cost synergies through manufacturing, research and development and sales infrastructure integration. We have begun transferring higher-cost manufacturing that was previously outsourced by our operations in Mahwah, U.S. to our manufacturing sites in China. Additionally, we have been reviewing and subsequently transferring traditionally outsourced research and development projects in the U.S. to our China sites to optimize our research and development productivity. At the same time, we have been integrating sales and service infrastructure in markets where our China based operations and our newly acquired U.S. based operations teams co-exist to have coherent marketing, sales and service across different sales channels. On top of creating cost synergies, we have also made necessary personnel arrangements to cross sell Mindray branded products through our acquired direct sales channel, beginning with our patient monitoring and life support products, and continuing with other product categories once sales and service resources are in place.

Recent market turmoil in the global economy has made it difficult for us to predict our revenues, net income and overall liquidity. Demand for our products is likely to be impacted by the fluctuating currency exchange rates, underlying end-user demand and the credit availability negatively. We expect increased pricing pressure which may lead to lower margins. In particular, we believe a higher percentage of government tender business in China will likely negatively impact our gross margin because tender sales typically require higher discounts than sales to our distributors. In regions where local currencies have experienced significant fluctuations against the U.S. dollar, we also expect to grant a larger discount in our average selling price in order to attract more end-user demand. We have and will be negotiating as frequently as required with our suppliers in an effort to lower our overall purchasing costs and mitigate downward pressure on our margins. We also are actively seeking to increase the percentage of in-house manufactured components, which we are able to produce more cost-effectively than third-party suppliers. We have been actively eliminating personnel based on performance and cutting non-essential expenses to conserve our financial resources. However, we endeavor to continue our investments in areas such as research and development and sales and marketing where we believe will be critical to our long-term growth. Such investments will be done on a selected basis and only after careful reviews by our management. In light of deteriorating global credit environment, we will also be more selective when extending credit to our customers.

Pricing

We sell our products both through our direct sales force and to distributors.

To gain market penetration where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Average selling prices to distributors for our products are generally the same in China and internationally, although we do make pricing adjustments based on specification adjustments for international markets. We believe that we offer products of comparable quality to our international competitors at substantially lower prices.

The average sales prices of products we sell through our direct sales force are typically higher than the average sales prices of products we sell to distributors. However, when we sell directly to hospitals, clinics, and government health bureaus in China by participating in competitive bidding and tenders run by government bidding agents to procure large-volume purchase contracts, the average sales prices tend to be slightly lower than those of products sold to distributors. The lower pricing for these sales is more than offset by typically higher unit volumes, representing attractive sales opportunities for us. Overall, the higher average sales prices from direct sales are offset by the costs of maintaining our direct sales force.

Through our continuous efforts to improve manufacturing efficiencies and reduce our raw material costs, we have been able to reduce our overall production costs for existing products compared to prior years. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. We believe that our ability to offer price reductions without a significant impact to our gross margins allows us to generate increased sales volume and gross profits, and helps alleviate any pricing pressures we may face.

We are facing significant pricing pressures that we believe are related to the current global economic crisis. Coupled with anticipated increases in China government tender sales, which are high volume but tend to have lower average sales prices, we believe average sales prices could decline in the near term. Outside China, we face significant pricing uncertainty related to foreign currency fluctuations, which can substantially reduce purchasing power in international markers where our products are sold.

Revenues

We present revenues net of value-added tax. The value-added tax represents the amount we collect from our customers at 17% offset by the value-added tax refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices.

Our customer base is widely dispersed on a geographic basis, with sales into more than 160 countries. China is our largest market by a significant margin, but has decreased as a percentage of our total net revenues in recent years as we expand our global market reach. In the near term, we anticipate the our China sales as a percentage of our total net revenues will increase, as China’s economy appears to have generally fared better compared to most other major markets where we sell our products.

In recent years, as we expanded our presence in markets outside China, our net revenues from outside China, particularly in Europe and North America, grew more quickly as a percentage of our total net revenues than China. However, due in large part to the global economic crisis, currency fluctuations and uncertainty surrounding potential United States healthcare reforms, we believe in the near term that our net revenues from sales outside China will grow more slowly than our total net revenues. Net revenues from Europe, North American and other countries in Asia constituted 17.4%, 17.3% and 10.3%, respectively, of our total net revenues in 2008.

In other areas, which include Eastern Europe, we believe our net revenues are more susceptible to the impact of the global economic crisis, due in large part to foreign currency fluctuations that can substantially reduce purchasing power.

Our customer base is also widely dispersed on a revenue basis. In each of 2006, 2007 and 2008, no single customer accounted for more than 3.0% of our total net revenues.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 44.5%, 25.1% and 25.4% of our total net segment revenues in 2008, respectively. We also have a business segments called “other,” which includes primarily services revenue and revenue from research and development contracts.

Patient Monitoring and Life Support Products.  We historically derived revenues for our patient monitoring and life support products segment from sales of patient monitors, life support products and related accessories. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue to penetrate large-sized hospitals in China and international markets with our direct sales platform in China, the United States and Europe, increased brand recognition and the introduction of additional advanced products in this business segment, including our anesthesia machines and defibrillators we introduced in 2008. Due primarily to our acquisition of Datascope’s patient monitoring device business, we anticipate that in the near term, on a percentage basis, net revenues in this segment will grow more quickly than total net revenues. However, this segment’s growth relative to 2008 should be less significant because our 2008 revenues include eight month’s net revenues from our acquisition of Datascope’s patient monitoring device business.

In-Vitro Diagnostic Products.  We derive revenues for our in-vitro diagnostic products segment from sales of diagnostic laboratory instruments and related reagents. Our current in-vitro diagnostic products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We also sell reagents for use with our products in both of these categories. A reagent is used each time an analysis is performed, generating a recurring revenue stream for us. Diagnostic laboratory reagent sales accounted for 3.8% of the segment’s net revenues in 2008. We anticipate that we will continue to grow in-vitro diagnostic product revenues as we further penetrate this market by developing and introducing of new advanced product offerings.

Medical Imaging Systems.  We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products and related accessories. We anticipate that, on a percentage basis, net revenues in our medical imaging systems segment in the near term will grow more quickly than total net revenues, as we further penetrate the medical imaging systems market and as we expand our products offerings, particularly with our color Doppler ultrasound systems and digital radiography products.

Others.  We derive revenues for our others segment revenues from after-sale services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our after-sales service revenue to grow more slowly given that we do not anticipate proportionate growth from this revenue stream from our higher growth areas, such as China.

Our ability to increase our revenues depends in large part on our ability to (i) increase the market penetration of our existing products, (ii) successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products, and (iii) successfully integrate our acquisition of Datascope’s patient monitoring device business, including increasing awareness of our brand and its quality and leveraging the acquired direct sales platform. We generally choose to devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.

In any period, several factors will impact our net revenues, including:

•	global economic conditions;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new product introductions by us and our competitors;

•	our ability to price our products at levels that provide favorable margins;

•	exchange rate fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit for our customers;

•	the continued availability of value added tax refunds; and

•	healthcare-related policies that could lead to curtailed capital investments, particularly in China and the United States.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline”.

Cost of Revenues

Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs and provisional cost of warranty-based maintenance, repair services, and the cost of providing sales incentives.

Product mix is the most significant factor in determining our cost of revenues as a percentage of our net revenues. See “— Comparison of Years Ended December 31, 2006, December 31, 2007 and December 31, 2008 — Gross Profit and Gross Margin”.

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

We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture a significant portion of our products in China. We are also seeking to strategically move to China component and raw material production related to our U.S. operations. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in manufacturing processes. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. However, we believe that these reductions will be increasingly offset by rising costs of raw materials, components and wages in China resulting from China’s further economic development. In particular, we expect that the costs of raw materials will increase in the near term. In addition, as we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacture of components and adopting more uniform manufacturing and assembly practices.

Cost of revenues was impacted in 2008 by our acquisition of Datascope’s patient monitoring device business. This is due primarily to higher manufacturing costs from outsourced third parties, whereas our historical operations had a higher percentage of components manufactured in house. While the cost of revenues for revenues from this business were higher than our overall cost of revenues in 2008, we are actively seeking reductions and believe we will be able to reduce them in part through anticipated integration synergies.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross margins from period to period are primarily driven by changes in product mix. See “— Cost of Revenues”. Between 2006 and 2008, we were able to maintain gross margins between approximately 50% and 60%. In the near term, we anticipate that our gross margins could be negatively impacted, as we operate for our first full year with the Datascope patient monitoring device business, which had lower gross margins than our historical business. In addition, while we will continue to seek to develop and introduce high gross margin products, we will also seek to introduce complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, we intend to begin offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because this is a complementary product, we believe the overall impact to net revenues and net income should be positive, as we can leverage our existing sales infrastructure.

Gross margins for domestic and international sales to distributors tend to be substantially similar. In some periods, a higher contribution from government tender sales in China may lead to a lower domestic gross margin. Overall gross margin for international sales is lower than domestic sales given the higher cost base from the acquired business. Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues and our strategic decision to pass on these cost savings to our customers.

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

In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to build brand recognition by increasing marketing activities, which may increase our selling expenses.

Selling expenses as a percentage of total net revenues increased slightly in 2008, primarily due to the acquisition of Datascope’s patient monitoring device business and its direct sales platform. Compared to 2008, we expect that certain components of our selling expenses as a percentage of total net revenues will increase as we integrate this direct sales platform and we open new international sales and service offices to increase our market penetration in selected international markets. We also anticipate increased selling expenses as we localize staff in our international offices. We presently operate thirteen international sales and service offices and expect to open one more in 2009.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes.

We expect that most components of our general and administrative expenses as a percentage of net revenues will increase due to our acquisition of Datascope’s patient monitoring device business, which will be offset in part by anticipated operating synergies from the integration of this business and improved operating efficiencies attributable to our increased business scale. In particular, we anticipate having higher general and administrative costs related to additional SOX 404 compliance costs relating to our U.S. operations and SAP implementation costs in our U.S. and European operations.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expenses related to equipment used for research and development activities, and other relevant costs. Research and development expenses as a percentage of net revenues remained relatively steady at close to 10% of total net revenues in 2006, 2007 and 2008. Our investment in research and development in 2006, 2007 and 2008 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and continuing to develop and commercialize new and more advanced products. We are aggressively in-sourcing a significant portion of the research and development related to our acquisition of Datascope’s patient monitoring device business that was previously outsourced, and believe this will provide additional cost savings.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. In February 2006, we adopted an employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive non-vested shares or options to purchase ordinary shares. These non-vested shares options generally vest over a service period of four to five years based on a graded vesting schedule and if the employees have met their performance targets based on evaluation of each individual employee. Share-based compensation expenses are recorded when the performance condition becomes probable over the service period.

We incurred $3.3 million, $7.7 million and $8.7 million in employee share-based compensation expenses in 2006, 2007 and 2008, respectively.

The table below shows the effect of the 2006, 2007 and 2008 share-based compensation charges on our operating expense line items:

	For the Year Ended December 31,
	2006	2007	2008
	(In thousands)

Cost of revenues	$77	$267	$423
Selling expenses	801	2,781	2,870
General and administrative expenses	1,532	2,232	2,697
Research and development expenses	864	2,430	2,731

Other Income (Expense)

Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, has in the past consisted primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. In 2008, other income, net, included a non-recurring manufacturing transitional services fee of $2.7 million received in connection with our acquisition of Datascope’s patient monitoring device business. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have tended to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any.

In 2008, interest expense of $5.2 million mainly represents interest on financing obtained for the acquisition of Datascope’s patient monitoring device business and interest on our working capital facilities.

Taxes and Incentives

Our company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

Before 2008, the basic enterprise income tax rate for the foreign-invested enterprises in the PRC was 33% (30% state tax and 3% local tax). However, being a manufacturing enterprise located in the Shenzhen special economic zone, Shenzhen Mindray should have been subject to a preferential tax rate of 15% state tax and no local tax. However, Shenzhen Mindray was entitled to a tax exemption for two years from the year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and Nil% local tax). The first profitable year was 1999. Moreover, Shenzhen Mindray was designated as a “new and high technology enterprise” under the then applicable PRC tax law and was therefore eligible to receive a special additional enterprise income tax holiday which represented a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years from 2004 through 2006. Beginning in 2007, the applicable income tax rate for Shenzhen Mindray became 15%. The additional tax that would otherwise have been payable without enterprise income tax preferential treatment totaled $3.9 million in 2006, representing a reduction in basic earnings per ordinary share of $0.05 in 2006.

In March 2007, China passed the China Unified Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% income tax rate for most companies, with some preferential income tax rates for qualified “New and High-Tech enterprises”. Shenzhen Mindray and Beijing Mindray had obtained the qualification certificates of New and Hi-Tech Enterprises status in 2008 with a valid period of three years from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for calendar years of 2009 and 2010 will be subject to annual evaluation by the relevant government authority in China. In addition, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification certificate if they desire to continue to enjoy the 15% reduced rate.. See Item 3D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations”.

Beijing Mindray is entitled to an enterprise income tax exemption for three years beginning from its first year of operations and 50% tax reduction for the fourth to sixth years of its operations. The 50% reduction may result in a tax rate ranging from 7.5% to 12.5%.

Our major subsidiary in the U.S., Mindray DS, is subject to tax at the average tax rate of 40.2% (35% Federal and 8% State).

Artema in Sweden is subject to tax at 28%. Beginning January 1, 2009, the tax rate shall be reduced to 26.3%.

Our effective income tax rates in 2006, 2007 and 2008 were 6.1%, 15.2% and 13.5% respectively. The higher effective income tax rates in 2007 and 2008 were primarily due to the expiration of tax holidays enjoyed in prior years.

As a result of the lapse of enterprise income tax term holiday for Shenzhen Mindray our historical operating results may not be indicative of our operating results for future periods. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, financial condition and results of operations”.

Results of Operations

The following table sets forth our condensed consolidated statements of operations by amount for the indicated periods:

	Years Ended December 31,
	2006	2007	2008
	(In thousands of US$, except for share and per share data)

Net revenues	$190,374	$294,296	$547,527
Cost of revenues(a)	(86,390)	(132,768)	(250,573)

Gross profit	103,984	161,528	296,954
Operating expenses:
Selling expenses(a)	(26,622)	(41,083)	(80,088)
General and administrative expenses(a)	(9,527)	(12,042)	(40,802)
Research and development expenses(a)	(18,741)	(28,389)	(51,945)
Expense of in-progress research and development	(4,000)	—	(6,600)

Operating income	45,094	80,014	117,519
Other income, net	756	2,357	4,918
Interest income	3,505	9,726	8,361
Interest expense	(58)	(11)	(5,163)

Income before income taxes and minority interests	49,297	92,086	125,635

	Years Ended December 31,
	2006	2007	2008
	(In thousands of US$, except for share and per share data)

Provision for income taxes	$(3,023)	$(14,043)	$(16,948)
Minority interests	(811)	—	—

Net income	45,463	78,043	108,687

Basic earnings per share	0.52	0.73	1.01

Diluted earnings per share	0.47	0.69	0.96

Shares used in computation of:
Basic earnings per share	87,066,163	106,328,347	107,366,250

Diluted earnings per share	96,370,084	112,678,984	113,364,756

Note (a):

	Years Ended December 31,
	2006	2007	2008

Share-based compensation charges incurred during the years related to:
Cost of revenues	$77	$267	$423
Selling expenses	801	2,781	2,870
General and administrative expenses	1,532	2,232	2,697
Research and development expenses	864	2,430	2,731

Comparison of Years Ended December 31, 2006, December 31, 2007 and December 31, 2008

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for 2006, 2007 and 2008:

	Years Ended December 31,
	2006		2007		2008
		Net		Net		Net
		Revenues		Revenues		Revenues
	Net	% of	Net	% of	Net	% of
	Revenues	Total	Revenues	Total	Revenues	Total
	(In thousands, except percentages)

Geographic Data:
China	$97,937	51.4%	$145,493	49.4%	$234,454	42.8%
Other Asia	27,687	14.5	39,606	13.5	56,245	10.3
Europe	32,599	17.2	54,033	18.4	95,023	17.4
North America	15,098	7.9	20,018	6.8	94,600	17.3
Others	17,053	9.0	35,146	11.9	67,205	12.2

Total net revenues	$190,374	100.0%	$294,296	100.0%	$547,527	100.0%

Segment Data:
Patient monitoring and life support products	$76,351	40.1%	$106,553	36.2%	$243,890	44.5%
In-vitro diagnostic products	55,705	29.3	91,767	31.2	137,270	25.1
Medical imaging systems	55,719	29.3	91,522	31.1	138,973	25.4
Others	2,599	1.3	4,454	1.5	27,394	5.0

Total net segment revenues	$190,374	100.0%	$294,296	100.0%	$547,527	100.0%

Net revenues did not previously include shipping and handling fees charged to customers and VAT refund for segment reporting. The measures of net revenues include such shipping and handling fees and VAT refund for the years ended December 31, 2006, 2007 and 2008.

Cost of revenues did not previously include shipping and handling fees from operating expenses and depreciation and amortization for fair value adjustment in property, plant and equipment and intangible assets. The measures of cost of revenues include such shipping and handling fees and depreciation and amortization for the years ended December 31, 2006, 2007 and 2008.

The 2006 and 2007 reported segment information has been restrospectively adjusted in order to conform to the change in measurement of segment profit or loss in 2008. The current presentation better facilitates the review of segment results by the Company’s chief operating decision makers.

Our total net revenues increased from $190.4 million in 2006 to $294.3 million in 2007 and $547.5 million in 2008, or 54.6% and 86.0% growth, respectively. These increases primarily resulted from improved penetration in both our domestic and international markets and our introduction of new products. Increases in 2008 were also driven by our acquisition of Datascope’s patient monitoring device business. Between 2006 and 2008, we introduced more than 30 new products, which accounted for more than 25.0% of our 2008 net revenues.

On a geographic basis, net revenues generated in China increased from $97.9 million in 2006 to $145.5 million in 2007 and to $234.5 million in 2008, or 48.6% and 61.1% growth, respectively. These increases reflect increased sales generated from our new products to existing and new customers as we added products that meet customer needs, and additional sales resulting from increased government spending on healthcare in China.

During the period from 2006 to 2008, net revenues generated outside of China grew even faster than net revenues generated in China, increasing from $92.4 million in 2006 to $148.8 million in 2007 to $313.1 million in

2008, or 61.0% and 110.4% growth, respectively. As a percentage of total net revenues, net revenues generated outside of China increased from 48.6% in 2006 to 50.6% in 2007 and 57.2% in 2008. These increases reflect our improved penetration in international markets, with sales into more than 160 countries in 2008. The 2008 increases also reflect our acquisition of Datascope’s patient monitoring device business, which contributed to more than 30% of our net revenues generated outside of China in 2008. Revenues generated from Europe increased by $21.4 million or 65.8% from 2006 to 2007, and increased by $41.0 million or 75.9% from 2007 to 2008, while our net revenues generated in Asia, other than China, increased by $11.9 million or 43.0% from 2006 to 2007 and $16.6 million or 42.0% from 2007 to 2008.

Each of our business segments experienced significant net revenues growth in 2006, 2007 and 2008. Net revenues in our patient monitoring and life support products segment increased from $76.4 million in 2006 to $106.6 million in 2007 and to $243.9 million in 2008, or 39.6% and 128.9% growth, respectively. Growth from 2006 to 2007 primarily resulted from increased sales of our lower- and mid-tier patient monitoring devices and the introduction of our Beneview series patient monitoring devices and our WATO anesthesia machines. Growth from 2007 to 2008 was further impacted by our acquisition of Datascope’s patient monitoring device business and increased sales of our Beneview series patient monitoring devices and our WATO anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.

Net revenues in our in-vitro diagnostic products segment increased from $55.7 million in 2006 to $91.8 million in 2007 and to $137.3 million in 2008, or 64.7% and 49.6% growth, respectively. This growth primarily resulted from increased sales of our existing in-vitro diagnostic products and the introduction in 2007 of our BC-5500 hematology analyzer and our BS-200 and BS-400 chemistry analyzers.

Net revenues in our medical imaging systems business segment increased from $55.7 million in 2006 to $91.5 million in 2007 and to $139.0 million in 2008, or 64.3% and 51.8% growth, respectively. This growth primarily resulted from increased sales of our existing medical imaging systems and the introduction of our DC-6 ultrasound system in 2006. 2008 revenues were also boosted by the introduction of our DC-3 and portable M-5 ultrasound systems.

Net revenues from others increased from $2.6 million in 2006 to $4.5 million in 2007 and to $27.4 million in 2008. This growth primarily benefitted from our acquisition of Datascope’s patient monitoring device business, which had higher contribution from revenues generated by services.

We present revenues net of value-added tax. The value-added tax represents the amount we collect from our customers at 17% offset by the value-added tax refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices. Such refund had been a component of our net revenues prior to 2006 and was reported on an as-accrued basis. In 2006, due to PRC regulatory changes, sales of our embedded software were temporarily disqualified for the value-added tax refund, and such refund has not included in our net revenues for 2006 and 2007. In July 2008, pursuant to Cai Shui [2008] No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we are able to receive value-added tax refund for sales of our embedded software on a retroactive basis. As we did not have prior experience in claiming the value-added tax refund under Cai Shui [2008] No. 92, the refund relating to sales of our embedded software from January 2006 to July 2008 were only included in our net revenues when the refund claims have been approved by the PRC State Administration of Taxation in 2008. The refund relating to the sales of our embedded software for the period from August 2008 to December 2008, which was approved by the PRC State Administration of Taxation in the first quarter 2009, will be included in our net revenue in 2009. We anticipate the approval and receipt of such tax refund will continue going forward, hence we will recognize refund due from sales of our embedded software in 2009 on an as-accrued basis in our 2009 net revenue. Based on current PRC regulations, such refund will be available until the end of 2010. The PRC government may or may not choose to renew such policy.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues was 45.4%, 45.1% and 45.8% in 2006, 2007 and 2008, respectively. This stability is attributable primarily to natural price erosion being offset by savings on raw materials and components and improved manufacturing efficiencies. In 2008, cost of revenues as a percentage of total net revenues was negatively affected by the acquisition of Datascope’s patient monitoring device business, which has higher overall cost of revenues compared to our historical business. Total cost of revenues increased from $86.4 million in 2006 and to $132.8 million in 2007 and to $250.6 million in 2008, or 53.7% and 88.7% growth, respectively. These increases were primarily due to increased sales volumes.

• Patient monitoring and life support devices

Cost of revenues as a percentage of total net revenues remained stable at 41.5% from 2006 to 2007, and increased to 48.0% in 2008. From 2006 to 2007, savings on raw materials and components were offset by natural price erosion. In 2008, increase in cost of revenues as a percentage of net revenues mainly resulted from the acquisition of Datascope’s patient monitoring device business, which has a higher overall cost of revenues compared to our historical business. In particular, there was a $4.3 million provision for inventory obsolescence recorded in 2008 as a result of change in market conditions and estimates of forecasted net revenue levels.

• In-vitro diagnostic products

Cost of revenues as a percentage of total net revenues increased from 45.3% in 2006 to 48.3% in 2007 and decreased to 44.5% in 2008. The increase from 2006 to 2007 primarily resulted from a higher proportion of tender business in 2007, which in general has lower selling prices compared to our non-tender business. The decrease from 2007 to 2008 was mainly attributable to higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales.

• Medical imaging systems

Cost of revenues as a percentage of total net revenues decreased from 44.8% in 2006 to 39.5% in 2007 and 34.6% in 2008. The reduction in cost of revenues as a percentage of net revenue was primarily driven by savings on components due to increasing percentage of in-house manufacturing of probes.

Gross Profit and Gross Margin

Total gross profit increased from $104.0 million in 2006 to $161.5 million in 2007 and to $297.0 million in 2008, or 55.3% and 83.8% annual growth, respectively. Our consolidated gross margin was 54.6% in 2006, 54.9% in 2007 and 54.2% in 2008.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expense, as a percentage of total net revenue, decreased from 30.9% in 2006 to 27.7% in 2007, and increased to 32.8% in 2008. The increase from 2007 to 2008 was primarily attributable to the overall higher costs resulting from our acquisition of Datascope’s patient monitoring device business, and operating our business with localized staff and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased from $58.9 million in 2006 to $81.5 million in 2007 and to $179.4 million in 2008, or 38.4% and 120.1% growth, respectively.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, remained constant at 14.0% in 2006 and 2007, and increased to 14.6% in 2008. Our selling expenses increased from $26.6 million in 2006 to $41.1 million in 2007 and to $80.1 million in 2008. The increases as a percentage of total net revenues from 2006 to 2008 were primarily attributable to the following:

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;

•	increase in travel, marketing and training expenses;

•	an increase in share-based compensation expenses;

•	our acquisition of Datascope’s patient monitoring device business, which contributed to more than 30% of our selling expenses in 2008;

•	international expansion in more developed countries, which tends to be more expensive; and

•	building our direct sales force infrastructure and localizing our direct sales staff,

which were largely offset by improved operating leverage in our selling structure in China as we continue to create and improve economies of scale in this area.

General and Administrative Expenses

Our general and administrative expenses increased from $9.5 million in 2006 to $12.0 million in 2007 and to $40.8 million in 2008. The increase in general and administrative expenses between 2006 and 2008 was attributable to an increase in salaries and depreciation expense.

Our general and administrative expenses, as a percentage of total net revenues, decreased from 5.0% in 2006 to 4.1% in 2007, and then increased to 7.5% in 2008. The increase in 2008 was primarily attributable amortization expenses of intangibles as a result of the acquisition of Datascope’s patient monitoring device business, which contributed to approximately 40% of our general and administrative expenses in 2008, and overall higher general and administrative costs in more developed countries, particularly the United States.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.8% in 2006, 9.6% in 2007, and 9.5% in 2008. Our research and development expenses increased from $18.7 million in 2006 to $28.4 million in 2007 and to $51.9 million in 2008. Research and development headcount and salary increases accounted for 47.2% of the increase in 2006, 58.9% of the increase in 2007, and 57.0% of the increase in 2008 as we built capacity for our new R&D facility in Shenzhen and as a result of the Datascope acquisition, which contributed to 13.5% of our research and development expenses in 2008.

Expense of In-Progress Research and Development

In 2006, we incurred a charge related to acquired intangible assets of $4.3 million (including a $4.0 million charge for in-progress R&D and $0.3 million in amortization of other acquired intangible assets included as part of selling expenses) which was recorded in connection with our acquisition of minority interests in our operating subsidiary, Shenzhen Mindray, in April 2006. In 2008, we incurred a charge related to the Datascope acquisition of $6.6 million.

Other Income (Expense)

We had other income of $0.8 million in 2006, $2.4 million in 2007 and $4.9 million in 2008. A majority of other income in 2006 and 2007 was related to government subsidies and exchange rate gain. $2.7 million of our other income in 2008 came from a non-recurring manufacturing fee as provided for in the transitional services agreement related to our acquisition of Datascope’s patient monitoring device business.

Our interest expense increased from $0.1 million in 2006 and $0.0 million in 2007 to $5.2 million in 2008. This increase was primarily attributable to interest on financing obtained for the acquisition of Datascope’s patient monitoring device business and interest on our working capital facilities. See Item 5.B, “Liquidity and Capital Resources.”

Provision for Income Taxes

Provision for income taxes increased from $3.0 million in 2006 to $14.0 million in 2007 and $16.9 million in 2008. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our income taxes have been relatively low. The additional income tax that would have otherwise been payable without the various special tax rates, tax holidays and incentives in China would have been $3.9 million in 2006 and $Nil in 2007 and 2008.

Our overall effective tax rate was 6.1% in 2006, 15.2% in 2007 and 13.5% in 2008.

Minority Interests

Minority interests were $0.8 million in 2006, $Nil in 2007 and $Nil in 2008. In April 2006, we acquired substantially all minority interests.

Net Income

As a result of the foregoing, net income increased from $45.5 million in 2006 to $78.0 million in 2007 and $108.7 in 2008, while net margin increased from 23.9% in 2006 to 26.5% in 2007, and decreased to 19.9% in 2008.

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

Allowance for Doubtful Accounts

We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to most of our direct customers and select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was $0.7 million in 2006, $1.1 million in 2007 and $3.9 million in 2008. Additional allowances may be required as we extend additional credit to domestic distributors and a qualified international direct customers and distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Write Down of Inventories

We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the standard cost basis that approximates the first-in-first-out method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for obsolete or slow-moving inventory. We record such adjustments to cost of sales in the period the condition exists.

Warranty Provision

We record a warranty provision at the time product revenue is recorded on a historical rate and review the provision during the year and if necessary, adjust the provision to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line.

Impairment of assets

We review our long-lived assets and finite-lived intangible assets for potential impairment in circumstances that the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. We have not experienced any events or changes that would indicate that the carrying amounts of any of our assets may not be recoverable.

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Tax, and SFAS No. 109, Accounting for Income Taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 6.1% in 2006, 15.2% in 2007 and 13.5% in 2008.

Revenue Recognition

We generate revenue from sale of medical devices. The medical devices that we sell include a software element that is essential to the functionality of the medical devices as a whole. However, since the sales arrangements do not require significant production, modification or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g. an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectability is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with the right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and do not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery.

We offer sales incentives to certain customers in the form of free products if they meet a certain level of items purchased. The costs of these sales incentives are estimated and accrued as a cost of revenues with a corresponding current liability at the time of revenue recognition based on our past experience and our customers’ purchase history, which involves significant judgement by management.

We present revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $16,924, $24,809 and $37,144 for 2006, 2007 and 2008, respectively, offset by a 14% VAT refund that we are entitled to for sales of products with embedded self-development software. In 2006, a change in PRC regulations around the VAT and our self-developed software specified that we no longer qualified for the 14% VAT refund. In July 2008, the PRC tax authority issued a new tax notice which had retroactive effect from year 2006 and further clarified and redefined the embedded software sales eligible for the VAT refund. Given lack of experience in collecting the VAT refund under the new tax notice, we determined to record the VAT refund only when approved. In September 2008, we received tax notices from the Shenzhen tax bureau approving an aggregate of $21,816 of VAT refund for our software sales for the periods from January 1, 2006 to July 31, 2008. Accordingly, the amount of the VAT refund included in revenues was $97, $Nil and $21,816 for the years ended December 31, 2006, 2007 and 2008, respectively.

Valuation of Share-Based Compensation

For option grants, we utilize the Black-Scholes option-pricing model to determine the fair value of the options. This approach requires us to make assumptions on variables such as share price volatility, expected terms of options and discount rates. Our share-based compensation arrangement includes a performance condition that affects vesting. We estimate the probability of the employees meeting the performance condition that affect the vesting amount. Changes in these assumptions and our estimates of the probability could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

B.	Liquidity and Capital Resources.

Overview

We anticipate that we will continue to generate operating cash flow sufficient to fund our cash needs and operations and make payments on any existing liabilities. We believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated circumstances and do not anticipate that we will need to utilize non-operational sources of cash such as debt or equity financing to meet our current cash needs.

	2007	2008
	(In thousands)

Cash and cash equivalents	$189,045	$96,370
Net cash generated from operating activities	93,401	92,916
Net cash used in investing activities	(118,785)	(335,020)
Net cash (used in) generated from financing activities	(11,660)	142,203

Operating Activities

Net cash generated from operating activities decreased slightly to $92.9 million in 2008 from $93.4 million in 2007. This decrease was mainly attributable to increases in accounts receivable and value added tax receivables, offset by several factors, including (i) the substantial increase in net income to $108.7 million in 2008 compared to $78.0 million in 2007; and (ii) the increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization, provision of inventory and in-progress research and development.

Our inventory balances as of December 31, 2007 and 2008 were $24.8 million and $57.5 million, respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenues and multiplied by the number of days in the period, increased from 55 days in 2007 to 60 days in 2008. This is due primarily to our acquisition of Datascope’s patient monitoring device business, which maintains higher inventory levels than our historical business. We are actively looking at ways to manage inventory days between 60 and 70. As of December 31, 2007 and 2008, the accounts receivable increased to $28.8 million and $89.7 million, respectively, compared to the prior year. Average accounts receivable days increased from 26 days in 2007 to 40 days in 2008. The increase primarily resulted from our growth in net revenues from expansion of international sales, because of our international distributors receiving longer average payment terms and in some cases paying by letter of credit, our increased volume of tender sales and the increasing frequency with which our international distributors seek to obtain export insurance, which can take a full week or longer. We anticipate that average accounts receivable days will increase as we extend credit to a limited number of qualified distributors in Europe and North America.

Our accounts payable as of December 31, 2007 and 2008 were $18.2 million and $29.0 million, respectively. Our average number of days of accounts payable at December 31, 2007 and 2008 were 59 and 46 days, respectively.

Investing Activities

Investing activities primarily include an acquisition, restricted cash, third party loans and purchases of property, plant and equipment. Net cash used in investing activities was $118.8 million and $335.0 million in 2007 and 2008, respectively. The acquisition of Datascope’s patient monitoring device business accounted for $211.2 million of this increase. Restricted cash increased from $Nil in 2007 to $117.5 million in 2008, relating to collateral for loans related to our acquisition of Datascope’s patient monitoring device business. See “— Financing Activities.” In addition, purchases of and advances for property, plant and equipment and land use rights increased $23.2 million in 2008 compared to 2007. These purchases were primarily made in connection with the expansion and upgrade of our research and development and manufacturing facilities. See note 8 to our consolidated financial statements included elsewhere in this annual report. Increases in net cash used in investing activities were offset by a decrease in investments of $58.5 million in 2008 compared to 2007.

Financing Activities

Cash used in financing activities typically consists primarily of dividend payments, which totaled $15.9 million and $19.3 million in 2007 and 2008, respectively, and proceeds from option exercises, which totaled $9.1 million and $6.2 million in 2007 and 2008, respectively. Proceeds from bank loans relating to the acquisition of Datascope’s patient monitoring device business accounted for $155.3 million of net cash generated from financing activities in 2008.

We maintain working capital facilities with various banks in the PRC. As of December 31, 2008, we had applied $7.4 million of our credit facilities towards issuance of letters of credit used as payments to our suppliers and also as security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable.” As of December 31, 2008, the total borrowing capacity under these working capital facilities was $87.9 million, of which $80.5 million was available. In June 2008, we additionally entered into a one-year revolving working capital facility for an amount of $25.0 million to finance our working capital requirements. As of December 31, 2008, the outstanding balance was $15.1 million and was recorded on our balance sheet as “short-term bank loans.”

In connection with the acquisition of Datascope’s patient monitoring device business we also entered into a loan agreement with Bank of China for approximately $141.4 million, payable in three installments in May, August and November 2009, respectively. See “Item 10.C — Material Contracts.”

Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, these subsidiaries are required to make appropriations from net income as determined in accordance with PRC GAAP to non-distributable reserves (also referred to as “statutory common reserves”), which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriations to the statutory surplus reserve are still required to be made at 10% of the profit after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the subsidiaries’ registered capital. Shenzhen Mindray’s registered capital is RMB350.0 million.

The statutory surplus reserve is used to offset future extraordinary losses. Our subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately $22.0 million of our retained earnings was not available for distribution as of December 31, 2008.

We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs until at least June 2010. In June, September and November 2009, we are required to make three payments of approximately $47.0 million each on the acquisition financing loan from Bank of China. We are able to make all of these payments out of restricted cash funds and deposited as collateral for the loan and cash. Paying through a dividend of these funds out of China would reduce the amount payable on the loan as well as the corresponding collateral held on deposit as restricted cash, but some of the funds paid as dividends may be subject to a 5% dividend withholding tax in China. Alternatively, our board of directors and management will consider our other financing options for making this payment, including but not limited to refinancing the debt and using then-existing cash and cash equivalents.

We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $47.9 million and $71.1 million in 2007 and 2008, respectively. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. In 2009, we anticipate spending between $40.0 million and $60.0 million on capital expenditures for normal maintenance and completion of our research and development center adjacent to our headquarters in Shenzhen. We expect to use existing cash and cash generated from operating activities to fund our planned capital expenditures.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2006 and 2008, our spending on research and development has remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2008, our research and development team consisted of more than 1,400 engineers, representing more than one-fourth of our employees worldwide, and we expect to have more than 1,500 engineers on staff by the end of 2009.

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

We maintain a research and development center in Beijing, which we operate through our subsidiary Beijing Mindray. The location of our research and development center in Beijing allows us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. We also maintain a research and development office in Seattle, Washington to focus on more advanced medical device technologies, and as a result of the acquisition of Datascope’s patient monitoring device business, maintain research and development facilities in New Jersey and Sweden. We are further expanding our research and development capabilities by developing an additional research and development facility in Nanjing.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2006 to December 31, 2008 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations.

A summary of our contractual obligations at December 31, 2008 is as follows:

	Contractual Obligations
				More
	Less Than			Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In thousands of US$)

Capital commitments	29,241	—	—	—	29,241
Operating leases(1)	4,007	5,903	5,284	10,606	25,800
Short-term bank loans	157,007	—	—	—	157,007

Total	190,255	5,903	5,284	10,606	212,048

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to invest up to US$150 million over three and one-half years to build a research and development and manufacturing facility in Nanjing.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of May 8, 2009:

Name	Age	Position

Xu Hang	46	Chairman and Co-Chief Executive Officer
Li Xiting	57	Director, President and Co-Chief Executive Officer
Joyce I-Yin Hsu(2)(3)(4)	34	Director, Chief Financial Officer
Cheng Minghe	47	Executive Vice President of Strategic Development
Liu Jie	40	Chief Operating Officer
David Gibson	40	President, Datascope Patient Monitoring, Mindray DS USA Inc.
Tim Fitzpatrick	42	General Counsel
Ronald Ede(5)	50	Director, Group Vice President of International Affairs
Chen Qingtai(1)	71	Director
Jixun Lin	44	Director
Kern Lim(1)(2)(3)	39	Director
Peter Wan(1)(2)(3)	56	Director
Wu Qiyao	72	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nomination committee

(4)	Joyce I-Yin Hsu served as the Chief Financial Officer until May 8, 2009.

(5)	Ronald Ede served on the audit committee until June 25, 2008. Mr. Ede shall assume the position of Chief Financial Officer effective May 9, 2009.

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

Joyce I-Yin Hsu has served as our chief financial officer from February 2006 to May 2009 and as our director since 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her B.S. degree in business administration from the University of California at Berkeley.

Cheng Minghe has served as our executive vice president of strategic development since 2007. Previously, Mr. Cheng served as the executive vice president of sales and marketing since 2004 and vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000, he served as a vice president for Rayto Life and Analytical Sciences Limited. From 1991 to 1998, Mr. Cheng served as vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai Jiaotong University.

Liu Jie has served as our Chief Operating Officer since August, 2008. Previously, Mr. Liu has served as executive vice president of international sales and marketing since 2007 and vice president of international sales and marketing since 2005. Prior to joining Mindray, Mr. Liu worked in sales, marketing and product management roles with Hewlett-Packard and Johnson and Johnson. He holds an MBA degree the University of Michigan, an M.S. degree from the Chinese Academy of Sciences, and a bachelors degree in Engineering from Zhejiang University.

David Gibson has served as president of Datascope Patient Monitoring, Mindray DS USA Inc. since May 2008. From 2005 to May 2008 Mr. Gibson was president of Datascope Corp., patient monitoring division, and from 2003 to 2004 was vice president of service and interim vice president of research and development for patient monitoring. From 1996 to 2002, he served as vice president of repair operations, and regional service manager at General Electric Systems. Prior to that Mr. Gibson served for six years as a US Navy officer on a nuclear submarine. He holds a bachelor of science degree in electrical engineering from University of Florida and a masters of business administration from Brenau University.

Tim Fitzpatrick has served as our general counsel since September 2006. Prior to joining our company, Mr. Fitzpatrick worked as an attorney in the United States and in Hong Kong. Mr. Fitzpatrick received his J.D. from the University of California at Los Angeles, his M.A. from the University of California at San Diego, and his B.A. from Hamilton College.

Ronald Ede has served as director since September 2006, our group vice president of international operations since June 2008 and shall serve as our Chief Financial Officer beginning May 9, 2009. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. From 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.

Chen Qingtai has served as our director since 2006.  He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director of Bank of Communications Co., Ltd. and the dean of the School of Public Policy and Management at Tsinghua University.

Jixun Lin has served as our director since November 1, 2007. Mr. Lin is founder and chief executive officer of ACON Laboratories Inc., a manufacturer of rapid diagnostic test products. Dr. Lin founded ACON Laboratories Inc. in 1995 and serves on its board of directors. He also serves on the board of directors for ACEA BioSciences Inc., a company providing cell-based assay systems for basic life science research and drug discovery. Mr. Lin received his Ph.D. in microbiology and immunology from the Medical University of South Carolina and a Bachelor of Medicine from Zhejiang Medical University.

Peter Wan has served as our director since September 2008. Mr Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified public Accountants, the Association of Chartered Certified Accountants, UK and the Hong Kong Institute of Directors. Mr Wan is currently an independent director and the chairman of the audit committee of United Commercial Bank (China) Limited in Shanghai, PRC and China Resources Land Limited, a company listed in the Hong Kong Stock Exchange. He also serves as a director and/or committee member of a number of non-government organizations and voluntary agencies in Hong Kong. Mr Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the vice president of finance of the Venetian Macao-Resort-Hotel, and is a Singapore certified public accountant. From 2006 to 2008 Mr. Lim was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also serves as a director and chair of the audit committee of China Auto Electronics Group, a Singapore public company, and as a director and member of the audit committee of China Zaino, also a Singapore public company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1983. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a committee member of science and technology department of National Population and Family Planning Commission of China. He also serves as a director of Chinese Institute of Electronics, and a director of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

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

Compensation of Directors and Executive Officers

In 2008, we paid aggregate cash compensation of approximately $1.5 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

Our board of directors authorized the issuance of up to 15,000,000 Class A ordinary shares upon exercise of awards granted under our Amended and Restated 2006 Employee Share Incentive Plan. As of December 31, 2008, options to purchase 10,503,910 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2008.

	Number of
	Ordinary Shares
	to be Issued
	Upon Exercise	Exercise Price per
Name	of Options	Ordinary Share	Date of Grant	Date of Expiration
		(In US$)

Xu Hang	400,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	400,000	11.00	September 8, 2006	September 8, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Cheng Minghe	100,000	5.00	February 22, 2006	February 22, 2014
Liu Jie	*	5.00	February 22, 2006	February 22, 2014
	*	20.50	January 23, 2007†	January 21, 2015
	*	20.50	October 12, 2007†	October 12, 2015
David Gibson	*	20.50	May 15, 2008†	May 15, 2016
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
	*	20.50	May 15, 2008†	May 15, 2016
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Jixun Lin	*	20.50	December 21, 2007†	December 21, 2015
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 23 to our consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with some of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days.

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

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2006, 2007 and 2008 were $2.1 million, $3.2 million and $5.7 million, respectively.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messers. Xu, Ede and Chen will expire at the 2009 annual meeting of our shareholders, the terms of office of Messrs. Hsu, Lin and Wu will expire at the 2010 annual meeting of our shareholders, and the terms of office of Messrs. Li, Wan and Lim will expire at the 2011 annual meeting of our shareholders.

Our directors are subject to a three-year term of office and hold office until their term of office expires or until such time as they are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditor, (ii) dies, or (iii) is found by our company to be or becomes of unsound mind. Our executive officers are elected by and serve at the discretion of our board of directors.

Qualification

There is no shareholding qualification for directors.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a corporate governance and nominations committee.

Audit Committee

Our audit committee consists of Messrs. Wan, Lim, and Chen, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Messrs. Wan and Lim were appointed to the audit committee in October 2008. Mr. Wan is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Prior to Messrs. Wan and Lim’s appointment, Mr. Ede served on the audit committee as chairman until June 25, 2008.

Our board of directors has determined that each of our audit committee members is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act.

Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Lim is the chairman of our compensation committee. Our board of directors has determined that Mr. Lim and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

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

Nominations Committee

Our nominations committee consists of Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Lim is the chairman of our nominations committee. Our board of directors has determined that Mr. Lim and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

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

We had approximately 2,700, 3,700 and 5,500 employees worldwide as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2008:

As of
December 31,
2008

Manufacturing	1,787
Research and development	1,402
General and administration	345
Marketing and sales (including customer support and service)	1,485
Mindray Medical USA Corp. (Seattle)	8
Mindray, Nanjing, China	69
Mindray DS USA	458
Total	5,554

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2006, 2007 and 2008 were $2.1 million, $3.2 million and $5.7 million, respectively.

Generally, we enter into a three-year standard employment contract with our officers and managers and a three-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 1, 2009, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 109,100,363 ordinary shares outstanding as of May 1, 2009 taking into consideration options exercisable by such person within 60 days of May 1, 2009.

Percentage
	Ordinary Shares		of Votes
	Beneficially Owned		Held
Name	Number	Percent	Percent

Directors and Executive Officers
Xu Hang(1)**	17,479,858	16.0%	29.1%
Li Xiting(2)**	17,580,214	16.1%	34.2%
Cheng Minghe(3)**	2,822,078	2.6%	5.6%
Joyce I-Yin Hsu	*	*	*
David Gibson	*	*	*
Tim Fitzpatrick	*	*	*
Chen Qingtai	*	*	*
Ronald Ede	*	*	*
Wu Qiyao	*	*	*
Other 5% Shareholders
FMR LLC(4)	6,927,837	6.3%	2.9%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.

(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. 1,499,900 ADSs are subject to a Stock Purchase Agreement and Pledge Agreement entered into by UBS Securities LLC, UBS AG, Stamford Branch, as collateral agent (collectively, “UBS Securities LLC”) and New Dragon (No. 12) Investments Limited, or New Dragon, in a series of agreements dated August 8, 2007, August 13, 2007, August 20, 2007, August 27, 2007 and September 5, 2007 (collectively, the “New Dragon VPF Agreement”). Under the New Dragon VPF Agreement, UBS Securities LLC retains voting and dividend rights of such shares. Mr. Xu is the sole shareholder and exercises investment and voting power over the shares held by New Dragon. New Dragon is a Cayman Islands company and its address is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Holdings include Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. 1,000,000 ADSs are subject to a Stock Purchase Agreement and Pledge Agreement entered into by UBS Securities LLC and Quiet Well Limited, in a series of agreements dated August 13, 2007, August 20, 2007 and August 29, 2007 (collectively, the “Quiet Well VPF Agreement”). Under the Quiet Well VPF Agreement, UBS Securities LLC retains voting and dividend rights of such shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	Holdings include Class B ordinary shares and ADSs, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

(4)	According to the most recent 13G/A on file, Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 4,532,737 shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,532,737 shares owned by the Funds. FMR LLC’s beneficial ownership includes 316,800 shares beneficially owned through Strategic Advisers, Inc. Pyramis Global Advisors, LLC, or PGALLC, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 113,700 shares. Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 113,700 shares and sole power to vote or to direct the voting of 113,700 shares as reported above. Pyramis Global Advisors Trust Company, or PGATC, an indirect wholly-owned subsidiary of FMR LLC, is the beneficial owner of 15,800 shares. Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 15,800 shares and sole power to vote or to direct the voting of 1,000 shares of Class A Common Stock owned by the institutional accounts managed by PGATC as reported above. Edward C. Johnson 3d has sole voting and dispositive power over 130,200 shares, shared voting and dispositive power over 0 shares, and no voting or dispositive power over 0 shares. Fidelity International Limited, or FIL, is the beneficial owner of 1,818,600 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR LLC made a 13G/A filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis. FMR LLC’s mailing address is 82 Devonshire Street, Boston, Massachusetts 02109.

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

Our ordinary shares underlying the ADSs listed on the New York Stock Exchange are held in Hong Kong by our custodian, the Hong Kong Shanghai Banking Corporation, on behalf of Bank of New York Mellon, the depositary.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB350 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses. We currently do not have any plans to declare dividends out of Shenzhen Mindray’s distributable profit accumulated after January 1, 2008.

We paid cash dividends of $40.3 million, $15.9 million and $19.3 million in 2006, 2007, and 2008, respectively. In 2009, our board of directors declared a cash dividend of $0.20 per ordinary share, to the shareholders of record as of March 25, 2009.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low

2006 (from September 26, 2006)
September	$17.75	$15.20
October	$19.60	$15.60
November	$24.72	$18.21
December	$27.20	$21.90
2007
January	$26.85	$22.75
February	$29.30	$21.11
March	$25.88	$22.51
April	$25.38	$22.76
May	$29.03	$22.99
June	$31.95	$26.50
July	$32.42	$28.81
August	$36.05	$28.35
September	$43.47	$36.15
October	$45.19	$35.00
November	$42.00	$33.00
December	$45.10	$36.65
2008
January	$43.76	$32.01
February	$37.96	$33.20
March	$36.70	$24.97
April	$35.54	$29.10
May	$41.90	$33.83
June	$42.00	$34.88
July	$40.50	$35.25
August	$44.41	$36.55
September	$39.97	$29.06
October	$34.89	$15.80
November	$26.45	$12.31
December	$19.90	$15.00
2009
January	$22.04	$16.50
February	$24.99	$18.17
March	$20.99	$16.39
April	$26.00	$18.00
May (through May 7, 2009)	$25.20	$22.04

On May 7, 2009, the closing sale price of our ADSs as reported on the New York Stock Exchange was $24.42 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

Other than the aforementioned contracts, we incorporate by reference into this annual report the text of our amended and restated memorandum of association previously filed with the SEC with our Report on Form 6-K (File No. 001-33036) on November 10, 2008, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on October 17, 2008.

C.	Material Contracts.

On March 10, 2008, we entered into an Asset Purchase Agreement with Datascope, through which we acquired Datascope’s patient monitoring device business for a total purchase price of $209 million in cash, as adjusted at the closing date.

In connection with the acquisition of Datascope’s patient monitoring device business, on April 23, 2008, our subsidiaries MR Holdings (HK) Limited and MR Investments (HK) Limited entered into a Term Loan Agreement with the Bank of China (Hong Kong) Limited, which is guaranteed by us. Through the Term Loan Agreement, our subsidiaries are permitted to borrow up to $141.4 million or 70% of the acquisition cost of Datascope’ patient monitoring business, whichever is lower. The interest rate under the loan is based on LIBOR plus a margin from 1% to 3%, which varies under the terms of the Term Loan Agreement. The loan repayments are due in three equal installments, the first due 13 months after funding, the second due 15 months after funding, and the third due 18 months after funding.

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

The following is a general summary of the material Cayman Islands, PRC and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ordinary shares or ADSs. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

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

U.S. Federal Income Taxation

This discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ADSs and ordinary shares. This discussion does not apply to U.S. Holders who are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for U.S. federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	persons whose functional currency for tax purposes is not the U.S. dollar;

•	U.S. expatriates or persons treated as residents of more than one country;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Prospective purchasers and existing holders are urged to consult with their own tax advisors concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ADSs and ordinary shares as capital assets within meaning of section 1221 of the Code and are:

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

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other U.S. or non-U.S. entity treated as a partnership is attributed to its owners. Accordingly, if a partnership or other such entity holds ADSs and ordinary shares, the tax treatment will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

In general, if you hold ADSs, you will be treated for U.S. federal income tax purposes as if you held the ordinary shares represented by those ADSs.

Dividends on ADSs and Ordinary Shares

We intend to pay annual cash dividends on our ordinary shares, and indirectly on our ADSs. See “Dividend Policy”. Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions (which we expect would be cash distributions in U.S. dollars), and you are a U.S. Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ADSs and ordinary shares and thereafter as capital gain. If you are a U.S. Holder who is an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares to you will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, notwithstanding the discussion in the previous paragraph, distributions on our ADSs and ordinary shares, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute income from sources outside the United States for purposes of the U.S. foreign tax credit rules. You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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

Passive Foreign Investment Company

In general, we will be classified as a passive foreign investment company or PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For the purpose of the above tests, we will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. For purposes of the first test: (a) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, generally counts as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.

We believe that we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2009 or any future taxable year.

If we were a PFIC in any taxable year during which you held our ADSs or ordinary shares, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs and ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs and ordinary shares. Distributions in respect of your ADSs and ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs and ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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

If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on Internal Revenue Service (“IRS”) Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ADSs and ordinary shares.

If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs and ordinary shares are “marketable”. Our ADSs and ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to -market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to -market” election with respect to your ADSs and ordinary shares.

We do not intend to provide you with the information you would need to make or maintain a so-called “Qualified Electing Fund” or “QEF” election. Accordingly, if we were a PFIC in any year you would not be able to avoid the “excess” distribution rules described above by making such an election with respect to your ADSs and ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9 or applicable Form W-8. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provide that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS AND EXISTING HOLDERS OF OUR ADSS AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSS AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-Chinese enterprises or group enterprise controlled entities.

If we are not deemed as a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding.

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

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar and euro (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, the euro, or the British pound.

We use U.S. dollar as the reporting and functional currency for our financial statements. All transactions in currencies other than U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.

Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2006, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and approximately 50% of our operating expenses were denominated in currencies other than U.S. dollars. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. In 2008, fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in increases in operating income of $1.1 million.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or the euro against the Renminbi would have a negative effect on the corresponding U.S. dollar or the euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2008, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $0.7 million to our total cash and cash equivalents, $1.2 million to restricted cash and $0.5 million to our accounts receivable.

We have not used any forward contracts or currency borrowings to hedge our foreign currency exposure and do not currently intend to do so.

Interest Rate Risk

As of December 31, 2008, our outstanding short-term borrowings were $157.0 million and we had no long-term borrowings. In connection with our acquisition of Datascope’s patient monitoring device business, in May 2008 we borrowed approximately $141.4 million of the cash purchase price from Bank of China, Hong Kong at an interest rate of 1% more than the prevailing LIBOR interest rate for the selected interest rate period. In June 2008, we entered into a revolving capital facility for an amount of $25.0 million and interest on the drawdown amount is charged at 1% per annum above 3-month LIBOR. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR rate. A 1% increase in the LIBOR interest rate will result in an increase of $1.1 million in our interest expense in the coming year.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively. If current trends continue, the impact of inflation on our operating results could become material in future periods.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have excluded Mindray DS USA Inc., Mindray Medical France SARL, Mindray Medical Germany GmbH, Datascope International B.V. Netherlands Filial, and Artema Medical AB from our assessment of internal control over financial reporting as of December 31, 2008 because these businesses were acquired by us in a business combination during 2008 and they qualify under current United States Securities and Exchange Commission regulations for exclusion from our assessment of internal control over financial reporting. The total assets and total revenues of these acquirees in aggregate represent 16.7% and 20.3%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2008.

Attestation Report of the Registered Public Accounting Firm

The report of PricewaterhouseCoopers, our independent registered public accounting firm, on the effectiveness of our internal control over financial reporting, appears on page F-1 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our audit committee consists of Messrs. Wan, Lim and Chen, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Wan is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Messrs. Wan and Lim were appointed to the audit committee in October 2008. Prior to Messrs. Wan and Lim’s appointment, Mr. Ede served on the audit committee as chairman until June 25, 2008.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte and Touche Tohmatsu for 2006 and 2007, and PricewaterhouseCoopers

for 2008, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006	2007	2008

Audit fees(1)	$525,093	$1,000,000	$1,940,000

Audit-related fees(2)	$825,032	$100,000	$515,000

All Other fees(3)	$—	$—	$172,333

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the Sarbanes-Oxley Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2006 involve principally the issue of comfort letter and rendering of listing advice in connection with our initial public offering.

(3)	“All Other fees” means the aggregate fees billed in each of the fiscal years listed for services provided by our principal auditor, other than services reported under “Audit fees” and “Audit-related fees”. “All Other fees” in 2008 involve principally the consultation fee billed by PricewaterhouseCoopers before they were engaged to be our principal external auditor in July 2008.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We believe that we currently comply with all of the NYSE corporate governance practices.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number		Description

1	.1*	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.
2	.1*	Form of American Depositary Receipt.
2	.2*	Specimen Certificate for Class A Ordinary Shares.
2	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.
4	.1*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.
4	.2*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.
4	.3*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.2*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.4*	Form of Employment Agreement of Mindray Medical International Limited.
4	.5*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.
4	.6*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.
4	.7*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.
4	.8*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.
4	.9*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.
4	.10*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement, dated August 22, 2005.
4	.11*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
4	.12*	Form of Equity Transfer Agreement.
4	.13†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.
4	.14«	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International, Ltd., dated March 10, 2008.
4	.15«	Loan Agreement between MR Holdings (HK) Limited and MR Investments (HK) Limited and Mindray Medical International Limited, and Bank of China (Hong Kong) Limited, dated April 23, 2008.
8.1		List of Subsidiaries.
11	.1**	Code of Business Conduct.
12.1		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.3		Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
13.1		Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm

Exhibit
Number	Description

23.2	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

*	Previously filed with the Registrant’s Report filed on November 10, 2008 on Form 6-K (File No. 001-33036).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140028).

**	Previously filed with the Registrant’s Report filed on June 30, 2008 on Form 20-F (File No. 001-33036).

«	Previously filed with the Registrant’s Report filed on May 15, 2008 on Form 6-K (File No. 001-33036).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Ltd

/s/ Xu Hang
Xu Hang
Chairman and Co-Chief Executive Officer

Date: May 8, 2009

MINDRAY MEDICAL INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mindray Medical International Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries (the “Company”) at December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15, management has excluded Mindray DS USA Inc., Mindray Medical France SARL, Mindray Medical Germany GmbH, Datascope International B.V. Netherlands Filial, and Artema Medical AB from its assessment of internal control over financial reporting as of December 31, 2008 because these businesses were acquired by the Company in a business combination during 2008. We have also excluded the same from our audit of internal control over financial reporting. Such entities are wholly owned subsidiaries of the Company whose total assets and total revenues represent 16.7% and 20.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

PricewaterhouseCoopers
Hong Kong
May 8, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mindray Medical International Limited:

We have audited the accompanying consolidated balance sheets of Mindray Medical International Limited and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(x) to the consolidated financial statements, the accompanying 2006 and 2007 consolidated financial statements have been retrospectively adjusted for the change in reporting currency in 2008.

As discussed in Note 22 to the consolidated financial statements, the 2007 and 2006 reported segment information has been retrospectively adjusted in order to conform to the change in measurement of segment profit or loss in 2008.

Deloitte Touche Tohmatsu CPA Ltd.
Shenzhen, China
June 27, 2008
(May 8, 2009 as to Note 2(x) and Note 22)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2006	2007	2008
	(Dollars in thousands, except for share and
	per share data)

Net revenues	$190,374	$294,296	$547,527
Cost of revenues(a)	(86,390)	(132,768)	(250,573)

Gross profit	103,984	161,528	296,954
Operating expenses:
Selling expenses(a)	(26,622)	(41,083)	(80,088)
General and administrative expenses(a)	(9,527)	(12,042)	(40,802)
Research and development expenses(a)	(18,741)	(28,389)	(51,945)
Expense of in-progress research and development	(4,000)	—	(6,600)

Operating income	45,094	80,014	117,519
Other income, net	756	2,357	4,918
Interest income	3,505	9,726	8,361
Interest expense	(58)	(11)	(5,163)

Income before income taxes and minority interests	49,297	92,086	125,635
Provision for income taxes	(3,023)	(14,043)	(16,948)
Minority interests	(811)	—	—

Net income	$45,463	$78,043	$108,687

Basic earnings per share	$0.52	$0.73	$1.01

Diluted earnings per share	$0.47	$0.69	$0.96

Shares used in computation of:
Basic earnings per share	87,066,163	106,328,347	107,366,250

Diluted earnings per share	96,370,084	112,678,984	113,364,756

Note (a):

	Years Ended December 31,
	2006	2007	2008

Share-based compensation charged during the year were included in the following:
Cost of revenues	$77	$267	$423
Selling expenses	801	2,781	2,870
General and administrative expenses	1,532	2,232	2,697
Research and development expenses	864	2,430	2,731

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2007	2008
	(Dollars in thousands, except for share)

ASSETS
Current assets:
Cash and cash equivalents	$189,045	$96,370
Restricted cash	—	119,711
Short-term investments	55,897	36,780
Accounts receivable (net of allowance for doubtful accounts of $1,105 for 2007 and $3,942 for 2008)	28,813	89,735
Inventories	24,816	57,466
Value added tax receivables	33	13,566
Other receivables	5,368	7,471
Prepayments and deposits	1,920	4,503
Deferred tax assets	603	1,812

Total current assets	306,495	427,414

Long-term investments	34,272	—
Other assets	2,695	1,724
Advances for purchase of plant and equipment	18,103	46,275
Property, plant and equipment, net	48,056	126,399
Land use rights, net	2,435	2,721
Intangible assets, net	17,910	67,004
Goodwill	16,748	114,234

Total assets	$446,714	$785,771

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$—	$157,007
Notes payable	8,700	7,449
Accounts payable	18,208	29,009
Advances from customers	7,224	7,523
Salaries payable	8,343	16,797
Other payables	17,089	46,911
Income taxes payable	7,711	10,727
Other taxes payable	2,029	4,398

Total current liabilities	69,304	279,821

Other long-term liabilities	—	7,120
Deferred tax liabilities	3,386	736
Commitments and contingencies (Note 20)
Minority interests	2	2
Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 106,844,479 for 2007 and 107,663,703 for 2008 issued and outstanding)	13	14
Additional paid-in capital	260,107	274,993
Retained earnings	94,466	183,886
Accumulated other comprehensive income	19,436	39,199

Total shareholders’ equity	374,022	498,092

Total liabilities and shareholders’ equity	$446,714	$785,771

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

					Accumulated
	Ordinary		Additional		Other
	Share Capital		Paid-in	Retained	Comprehensive		Comprehensive
	Number		Capital	Earnings	Income	Total	Income
	(Dollars in thousands, except for share data)

As of January 1, 2006	75,350,054	$9	$5,344	$27,199	$1,098	$33,650
Net income	—	—	—	45,463	—	45,463	45,463
Dividends paid (US$0.20 per share)	—	—	—	(17,027)	—	(17,027)	—
Dividends paid (US$0.25 per share)	—	—	—	(23,270)	—	(23,270)	—
Conversion of convertible redeemable preferred share to ordinary shares	10,074,977	1	40,677	—	—	40,678	—
Issuance of ordinary shares for acquisition of minority interests	7,649,646	1	38,811	—	—	38,812	—
Issuance of ordinary shares	12,653,000	2	155,359	—	—	155,361	—
Share-based compensation	—	—	3,130	—	—	3,130	—
Currency translation adjustments	—	—	—	—	2,917	2,917	2,917

As of December 31, 2006	105,727,677	13	243,321	32,365	4,015	279,714
Total comprehensive income for the year ended December 31, 2006							48,380

Net income	—	—	—	78,043	—	78,043	78,043
Dividends paid (US$0.15 per share)	—	—	—	(15,942)	—	(15,942)	—
Issuance of ordinary shares in relation to exercise of options	1,116,802	—	9,076	—	—	9,076	—
Share-based compensation	—	—	7,710	—	—	7,710	—
Currency translation adjustments	—	—	—	—	15,421	15,421	15,421

As of December 31, 2007	106,844,479	13	260,107	94,466	19,436	374,022
Total comprehensive income for the year ended December 31, 2007							93,464

Net income	—	—	—	108,687	—	108,687	108,687
Dividends paid (US$0.18 per share)	—	—	—	(19,267)	—	(19,267)	—
Issuance of ordinary shares in relation to exercise of options	819,224	1	6,165	—	—	6,166	—
Share-based compensation	—	—	8,721	—	—	8,721	—
Currency translation adjustments	—	—	—	—	19,763	19,763	19,763

As of December 31, 2008	107,663,703	$14	$274,993	$183,886	$39,199	$498,092

Total comprehensive income for the year ended December 31, 2008							$128,450

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2007	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income	$45,463	$78,043	$108,687

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use rights	17	18	73
Depreciation of property, plant and equipment	4,829	6,549	13,831
Amortization of debt issuance costs	—	—	487
Amortization of intangible assets	—	2,581	8,008
Provision for inventories obsolescene	—	—	5,297
Allowance for doubtful accounts	442	316	2,839
Expense of in-progress research and development	4,000	—	6,600
Write off of intangible assets	288	—	—
(Gain) loss on disposal of property, plant and equipment	(25)	24	448
Share-based compensation expense	3,130	7,710	8,721
Deferred income taxes	(1,021)	29	(1,469)
Income attributable to the minority interests	811	—	—
Changes in current asset and liabilities:
Increase in accounts receivable	(4,650)	(14,103)	(60,107)
Increase in inventories	(2,103)	(7,870)	(5,702)
Decrease (increase) in value added tax receivables	1,629	(25)	(13,232)
Decrease (increase) in other receivables	397	(2,055)	(1,782)
(Increase) decrease in prepayments and deposits	(253)	808	(1,326)
Increase in other assets	(13)	(1,739)	(274)
Increase (decrease) in notes payable	4,206	1,693	(1,819)
Increase in accounts payable	2,110	7,064	5,025
Increase (decrease) in advances from customers	2,159	750	(172)
Increase in salaries payable	1,511	747	7,818
Increase in other payables	3,878	6,082	7,204
Increase in income taxes payable	473	5,876	777
Increase in other taxes payable	1,117	903	2,202
Increase in long-term liabilities	—	—	782

Net cash generated from operating activities	68,395	93,401	92,916

Cash flows from investing activities:
Acquisition cost, net of cash received of $397	—	—	(211,225)
Purchase of property, plant and equipment	(9,097)	(30,512)	(44,440)
Purchase of land use rights	—	—	(251)
Advances for purchase of plant and equipment	—	(17,420)	(26,432)
Proceeds from disposal of property, plant and equipment	137	171	6,223
Decrease (increase) in restricted cash	971	—	(117,542)
Proceeds from sale of investments	—	4,310	58,542
Increase in investments	(14,939)	(75,398)	—
Repayments from employee loans, net	454	64	105

Net cash used in investing activities	(22,474)	(118,785)	(335,020)

Cash flows from financing activities:
Proceeds from bank loans	—	—	155,304
Dividends paid	(40,297)	(15,942)	(19,267)
Proceeds from issuance of ordinary shares (net of direct incremental costs of $3,482 in 2006)	155,361	—	—
Proceeds from exercise of options	—	9,076	6,166
Proceeds collected for (repaid to) shareholders	4,449	(4,794)	—

Net cash generated from (used in) financing activities	119,513	(11,660)	142,203

Net increase (decrease) in cash and cash equivalents	165,434	(37,044)	(99,901)
Cash and cash equivalents at beginning of year	55,283	219,064	189,045
Effect of exchange rate changes on cash	(1,653)	7,025	7,226

Cash and cash equivalents at end of year	$219,064	$189,045	$96,370

Supplemental schedule of cash flow information:
Income taxes paid	$3,004	$8,167	$19,114
Interest paid	—	—	3,486
Non-cash investing and financing activities:
Purchase of property, plant and equipment through payables	—	1,748	3,550

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements
for the Years Ended December 31, 2006, 2007 and 2008

1.	Organization and Principal Activities

Mindray Medical International Limited and, together with its subsidiaries, “Mindray International” or the “Company,” was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Mindray International is principally engaged in the manufacture, development and sale of medical devices including patient monitoring devices, in-vitro diagnostic products and medical imaging systems in the People’s Republic of China (the “PRC”) and in the United States of America. The Company also designs and develops equipment to original equipment manufacturer’s specifications.

Historically, substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds approximately 99.99% equity interest. Shenzhen Mindray holds a 99.9% interest in a second consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities. These subsidiaries are collectively referred to as the “operating subsidiaries”. Mindray International held its interest in the operating subsidiaries indirectly through two holding companies, MR Holdings(HK) Limited and MR Investments (HK) Limited.

The Group completed its acquisition of the patient monitoring device business of Datascope Corp. in May 2008 pursuant to the terms of the definitive agreement entered into in March 2008. The total purchase price was US$209 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong). Datascope’s patient monitoring revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. The group intends to maintain Datascope’s existing branded product lines and to continue manufacturing Datascope products in the United States. With the Datascope acquisition, the group currently offers over 60 products across its three product segments.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. In all periods, the Company did not have variable interest in any variable interest entities. All significant inter-company transactions have been eliminated on consolidation.

Certain prior period amounts have been reclassified to conform to the current period presentation in the consolidation financial statements and the accompanying notes. Such reclassifications had no effect on previously reported results of operations or retained earnings.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of intangible assets, allowance for doubtful accounts, inventories, provision of warranty, economic useful lives of property, plant and equipment, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

(d)	Restricted cash

Fund classified as restricted cash as of December 31, 2008 related to security deposits that served as collateral for the revolving working capital facility and the term loan facility entered into in connection with the acquisition of DPM, as described in Note 4 and Note 11.

(e)	Investments

Investments consist of amounts placed with trust investment companies (“the Trusts”) for onward lending to third parties. These investments carry interest at 5% per annum and will contractually mature by February 2009. The amount invested and the interest to be collected by the Trusts are guaranteed by Bank of China. These investments are carried at amortized cost.

As of December 31, 2007 and 2008, investments totaled $Nil and $36,780, respectively, were pledged as collateral for the term loan facility as described in Note 11.

(f)	Accounts receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known of potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was $1.1 million in 2007 and $3.9 million in 2008.

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a standard cost basis that approximates the average cost method. Write downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(h)	Intangible assets

Intangible assets with a finite useful life are carried at cost less amortization. Intangible assets are amortized over their estimated useful lives ranging between 3 and 12 years.

For intangible assets with indefinite lives, the Company performs an impairment test annually or more frequently if events or changes in circumstances indicate that the asset might be impaired by comparing of the fair value of an intangible asset with its carrying amount.

(i)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years

Buildings	20 to 50 years
Plant and machinery	3 to 5 years
Electronic equipment, furniture and fixtures	3 to 5 years
Motor vehicles	5 years

(j)	Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land under operating lease arrangement and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over 20 to 50 years.

(k)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired. The goodwill included in the balance sheet arose from the Company’s acquisitions of DPM and minority interests of Shenzhen Mindray. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of carrying amount of the goodwill over implied goodwill amount.

(l)	Impairment or disposal of long-lived assets

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets and finite-lived intangible assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets and finite-lived intangible assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the difference between the estimated fair value of the assets and the carrying amount.

Long-lived assets to be disposed of are stated at the lower of fair value less cost to sell or carrying amount.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate.

(m)	Revenue recognition

The Group generates revenue from sale of medical devices. The medical devices that the Group sells include a software element that is essential to the functionality of the medical devices as a whole. However, since the sales arrangements do not require significant production, modification, or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

•	The sales price is fixed or determinable; and

•	Collectibility is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. The Group does not provide its customers with the right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and does not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognised upon shipment, when the terms are free-on-board shipping point, or upon delivery.

The Group offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding current liability at the time of revenue recognition based on the Group’s past experience and its customers’ purchase history, which involves significant judgement by management.

The Group presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $16,924, $24,809 and $37,144 for 2006, 2007 and 2008, offset by a 14% VAT refund that the Groups is entitled to for sales of products with embedded self- developed software. In 2006, there was a change in regulation around VAT and the Group’s self-developed software no longer qualified for the 14% VAT refund. In July 2008, the PRC tax authority issued a new tax notice which had retroactive effect from year 2006 and further clarified and redefined the embedded software sales eligible for the VAT refund. Given the lack of experience in collecting VAT refund under the new tax notice, the Group determined to record VAT refund only when approved. In September 2008, the Group received tax notices from Shenzhen tax bureau approving an aggregate of $21,816 VAT refund for its software sales for the period from January 1, 2006 to July 31, 2008. Accordingly, the amount of VAT refund included in revenues was $97, $Nil and $21,816 for the year ended December 31, 2006, 2007 and 2008, respectively

(n)	Warranty costs

The Company records a warranty provision at the time product revenue is estimated based on a historical rate. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in warranty provision were as follows:

	December 31,
	2006	2007	2008

Balance at beginning of year	$—	$884	$1,804
Reserve assumed in connection with DPM’s acquisition	—	—	262
Provision made during the year	2,033	3,244	4,674
Settlement made during the year	(1,149)	(2,324)	(3,673)

Balance at end of year	$884	$1,804	$3,067

(o)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. For the years ended December 31, 2006, 2007 and 2008, shipping and handling costs were $3,525, $6,026 and $9,619, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

(p)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products and as well as incentives from the local government for investing in the high technology industry in the region. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been satisfied. Cash subsidies recognized as other income were $586, $717 and $562 for the years ended December 31, 2006, 2007 and 2008, respectively. Advance subsidies received have been recorded as other payables.

(q)	Software development costs

The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Software development costs are capitalized after technological feasibility is established. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues. Net capitalized software development costs included in intangible assets totaled $Nil, $Nil and $2,438 for the years ended December 31, 2006, 2007 and 2008, respectively.

(r)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs disclosed in Note 2(p).

(s)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $693, $746 and $1,860 for the years ended December 31, 2006, 2007 and 2008, respectively, and are classified as selling expenses.

(t)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred. (See Note 18).

(u)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the ordinary shares and share options at grant date. All the share options are equity-settled and share-based compensation charge is recognized using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved. See Note 15 for further disclosures.

(v)	Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be realized.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainies in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48), which clarifies the accounting and

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

disclosure for uncertainty in tax positions, as defined in that statement. See note 19 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

(w)	Basic and Diluted Earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.

(x)	Foreign currency transactions

The functional currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s foreign subsidiaries and branches is the applicable local currency. All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

Assets and liabilities are translated using exchange rates in effect at each year end and average exchange rates are used for the income statements. Translation adjustments resulting from translation of these financial statements are reflected as a component of other comprehensive income (loss) in the statement of shareholders’ equity.

The consolidated financial statements are presented using a reporting currency of USD. Effective April 1, 2008, the Company changed its reporting currency to USD from Chinese Renminbi (“RMB”). Prior to April 1, 2008, the Company reported its consolidated balance sheet, statement of operations and shareholders’ equity and cash flows in RMB. The consolidated financial statements and related notes for and prior to December 31, 2007 have been revised to reflect USD as the reporting currency for comparison to the financial results for the year ended December 31, 2008. The change in reporting currency is to better reflect the Company’s performance and to improve investor’s ability to compare the Company’s financial results.

(y)	Comprehensive income

Comprehensive income is defined to include all changes in equity during a period from transactions and other events and circumstances from non-owner sources. During the periods presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented in the consolidated statements of shareholders’ equity and comprehensive income.

(z)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables and other tax payable approximate their fair values due to the short term nature of these instruments.

(aa)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and short-term and long-term investments.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company generally requires upfront payment or a significant installment prior to delivery of their products. As a consequence, management believes the Company’s exposure to credit risk is limited. The Company establishes an allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

The Company invests in short term and long term investments with capital guaranteed by financial institutions with high-credit ratings and quality.

(ab)	Foreign currency risk

As of December 31, 2007 and 2008, the majority of cash, cash equivalents and restricted cash was denominated in RMB and maintained by the Company’s operating subsidiary, Shenzhen Mindray. The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(ac)	Recent changes in accounting standards

In October 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP FAS 157-3”) which clarifies the application of SFAS No. 157 in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of FSP FAS 157-3 did not have a material impact on our Consolidated Financial Statements.

On June 16, 2008, the FASB issued final Staff Position (FSP) No. EITF03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities,” to address the question of whether instrument granted in share-based payment transaction are participating securities prior to vesting. The FSP determines that unvested share-based payment awards that contain rights to dividend payments should be included in earnings per share calculations. The guidance will be effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the requirement of (FSP) No. EITF03-6-1 as well as the impact of the adoption on its consolidated financial statements.

In May 2008, the FASB issued Financial Accounting Standard No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with GAAP. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.” The Company is currently assessing the impact of this statement, but believes it will not have a material impact on its financial position, results of operations, or cash flows upon adoption.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (SFAS No. 161). The standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. SFAS No. 161 does not change the accounting treatment for derivative

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

instruments. SFAS No. 161 is effective for the Company’s financial statements for the year beginning on January 1, 2009. The Company is currently evaluating the impact that SFAS No. 161 will have on its financial statements.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 157. FSP FAS 157-2 defers the effective date for items within its scope to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of this statement, but believes it will not have a material impact on its financial position, results of operations, or cash flows upon adoption.

In September 2008, the FASB issued FSP 133-1 and FASB Interpretation Number (“FIN”) 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1” and “FIN 45-4”). FSP FAS 133-1 and FIN 45-4 amend disclosure requirements for sellers of credit derivatives and financial guarantees. It also clarifies the disclosure requirements of SFAS No. 161 and is effective for quarterly periods beginning after November 15, 2008, and fiscal years that include those periods. The adoption of FSP FAS 133-1 and FIN 45-4 did not have a material impact on our current financial position, results of operation or cash flows.

In April 2008, the FASB Staff Position issued FAS No. 142-3 “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”) which applies to all entities that requires to consider in developing renewal or extension assumptions used to determine the useful life of a recognized intangible assets under FASB Statement No. 142, Goodwill and Other Intangible Assets. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods which those fiscal years. Early adoption is prohibited. The Company is currently evaluating the impacts of adopting FSP FAS 142-3 on its presentation in consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS No. 160”) to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report net income attributable to both the parent and noncontrolling (minority) interests in subsidiaries in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring them be treated as equity transaction. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its consolidated financial position, results of operation or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combination” (“SFAS No. 141R”) which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statements also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Group is in the process of assessing the impact of the adoption of SFAS No. 141R on its financial position or results of operations.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

3.	Investment in Subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2008 are as follows:

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held
Name of Company	and Operation	by the Company	Principal Activities

Giant Glory Investments Limited	BVI	100%	Investment holding
Greatest Elite Limited	BVI	100%	Investment holding
Mindray (UK) Limited	United Kingdom	100%	Marketing of medical equipment
Mindray Research and Development Limited	BVI	100%	Investment holding
Mindray Global Limited	BVI	100%	Investment holding
Mindray Medical USA Corp.	United States of America	100%	Research and development and sales and marketing of medical equipments and related products
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.9%	Manufacturing and trading of medical equipments and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipment
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Bright Ray Limited	BVI	100%	Dormant
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipments
Mindray — Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipments
Mindray Medical India Private Limited	India	100%	Marketing of medical equipments
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipments
Mindray Medical Netherlands B.V.	Netherlands	100%	Marketing of medical equipments
Mindray DS USA Inc.	United States of America	100%	Manufacturing and trading of medical equipments and research and development of related products
Mindray Medical France SARL	France	100%	Marketing of medical equipments
Mindray Medical Germany GmbH	Germany	100%	Marketing of medical equipments
Datascope International B.V. Netherlands Filial	Netherlands	100%	Investment holding
Mindray Medical Italy S.r.l.	Italy	100%	Marketing of medical equipments
Artema Medical AB.	Sweden	100%	Manufacturing and trading of medical equipments and research and development of related products

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

4.	Acquisition of Datascope’s Patient Monitoring Business

On May 1, 2008, the Company acquired the patient monitoring business of Datascope Corp. (“DPM”). The results of DPM operations have been included in the consolidated financial statements since that date. The acquisition benefits from the synergies created by combining the Company’s strong China-based engineering and production platforms with DPM’s established brands, long standing reputation for high-quality products and service, its large and established direct sales and service team in the United States and Europe and both companies’ leading R&D capabilities.

The acquisition consideration amounted to $215,172 paid in cash, including approximately $5,700 of legal and professional costs, funded through the Company’s internal cash and bank borrowings (See Note 11). Approximately $3,500, out of the acquisition consideration, was outstanding and recorded as other payables as of December 31, 2008. The Company accounted for its acquisition of DPM in accordance with SFAS No. 141. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$33,211
Property, plant, and equipment	34,900
Intangible assets	60,900
Goodwill	96,327

Total assets acquired	$225,338
Current liabilities	(10,166)

Net assets acquired	$215,172

The excess of initial purchase price over the estimated fair value of net tangible and intangible assets acquired was recorded as goodwill and is attributable to the patient monitoring segment. Of the $96,327 of goodwill, $81,064 is expected to be deductible for tax purposes. Other acquired intangibles will be amortized on a straight line basis based on the estimated useful lives, except for a trademark which is deemed to have an infinite useful life. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

	Estimated	Gross
	Useful	Carrying
	Life	Amount

Amortized intangible assets:
Tradename	9 years	$8,900
Technology	5 — 7 years	14,900
In-Progress R&D	N/A	6,600
Customer Relationships	12 years	29,900

Total		$60,300

Intangible assets with infinite life:
Trademark		$600

Included in the acquired intangible assets, $6,600 was assigned to in-progress research and development assets that were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. Those write-offs are included in operating expenses.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The following unaudited pro forma combined results of operations of the Company assume that the DPM acquisition was completed as of the beginning of periods presented below.

	For the Years Ended
	December 31,
	2007	2008
	(Unaudited; Dollars in thousands, except per share data)

Net revenue	$451,912	$597,056
Net income	64,082	113,800
Basic earnings per share	0.60	1.06
Diluted earnings per share	0.57	1.00

The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. The unaudited pro forma supplemental information prepared by management is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and DPM been a combined company during the specified periods.

5.	Acquisition of Minority Interest

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

The aggregate purchase price was determined to be $38,812, based on issuance of 7,649,646 ordinary shares valued at $5.07 per share. The value of the ordinary shares issued by the Company was determined based on the fair value of the ordinary shares on February 20, 2006, which is the date when the terms and conditions of the purchase were agreed. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and the convertible redeemable preferred shares.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the fair values of the portion of the assets acquired and liabilities assumed at the date of the minority interest acquisition.

As of
April 20, 2006

Current assets	$4,774
Property, plant, and equipment	1,877
Other long-term assets	135
Intangible assets	22,918
Goodwill	11,812

Total assets acquired	41,516

Current liabilities	2,704

Net assets acquired	$38,812

During the year ended December 31, 2006, the full amount of in-progress research and development, which amounted to $3,974, was being written off. In addition, customer relationship of $278 and contract backlogs of $8 were written off in view that there were no alternative future use for the amount of assets.

6.	Accounts Receivable

Movements in allowances for doubtful accounts were as follows:

	December 31,
	2007	2008

Balance at beginning of year	$726	$1,105
Allowances made during the year	379	2,837

Balance at end of year	$1,105	$3,942

7.	Inventories

Inventories consisted of the following:

	December 31,
	2007	2008

Raw materials	$8,468	$22,298
Work-in-progress	9,696	12,965
Finished goods	6,652	22,203

	$24,816	$57,466

For the years ended December 31, 2007 and 2008, slow-moving and obsolete inventories (specific category) of $128 and $5,297, respectively, were written down to their respective net realizable value.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

8.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2007	2008

Buildings	$15,799	$63,234
Plant and machinery	11,003	27,524
Electronic equipment, furniture and fixtures	18,877	32,753
Motor vehicles	1,574	1,696

Total	47,253	125,207
Less: Accumulated depreciation	(19,008)	(33,087)

	28,245	92,120
Construction in progress	19,811	34,279

Net book value	$48,056	$126,399

As of December 31, 2007 and 2008, property with net book value of $7,746 and $Nil, respectively was pledged to the Group’s bankers for available loan facilities.

Depreciation expenses were $4,829, $6,549 and $13,831 for the years ended December 31, 2006, 2007 and 2008, respectively.

9.	Intangible Assets, net

Intangible assets consisted of the following:

	December 31, 2007			December 31, 2008
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Intangible assets with finite lives:
Tradename	$—	$—	$—	$8,900	$663	$8,237
Completed technology	5,749	1,437	4,312	20,149	5,332	14,817
Core technology	8,623	1,144	7,479	11,941	3,203	8,738
Customer relationship	—	—	—	29,872	1,661	28,211

Total	14,372	2,581	$11,791	70,862	$10,859	$60,003

Intangible assets with infinite life:
Trademark	$6,119			$7,001

Amortization expense was $Nil, $2,581 and $8,008 for the years ended December 31, 2006, 2007 and 2008, respectively. Estimated aggregate amortization expense for each of the next five years is as follows:

2009	$8,290
2010	7,632
2011	7,120
2012	7,120
2013	6,427

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

10.	Goodwill

Movements in goodwill during the year were as follows:

	Patient	In-Vitro	Medical
	Monitoring and Life	Diagnostic	Imaging
	Support Devices	Products	Systems	Others	Total

Balance as of January 1, 2007	$6,262	$4,571	$4,577	$244	$15,654
Foreign currency translation	438	320	320	16	1,094

Balance as of December 31, 2007	6,700	4,891	4,897	260	16,748
Goodwill acquired during the year	96,327	—	—	—	96,327
Foreign currency translation	464	338	339	18	1,159

Balance as of December 31, 2008	$103,491	$5,229	$5,236	$278	$114,234

11.	Bank Loans

On April 23, 2008, the Company, through its two foreign wholly-owned subsidiaries, entered into a $141,400 term loan facility with the Bank of China (Hong Kong) Limited (“BOCHK”) to partially finance the acquisition of DPM (Note 4). The term loan facility expires in November 2009. Bank deposits and an investment account with the BOCHK in an aggregate amount of $146,574 (RMB1.0 billion) were pledged as collateral. In addition, the facility is personally guaranteed by the Company’s chief executive officers and is insured by a $29,315 (RMB200.0 million) key man life insurance policy on the Company’s chairman and co-CEO. Interest is charged at LIBOR plus a margin of 1% on the outstanding loan amount (2.92% at December 31, 2008). The loan repayments are due in three equal installments in June, August, and November, 2009, respectively. The facility also has a restriction on dividend payments by the Company’s primary operating subsidiary, Shenzhen Mindray and certain customary restrictions and financial covenants with which the Company complied with during the year 2008. The outstanding balance as of December 31, 2008 was $141,900. In April 2009, the Company repaid $31,400 to BOCHK.

On June 16, 2008, the Company, through its two foreign wholly-owned subsidiaries, entered into a revolving working capital facility for an amount of $25,000 to finance the working capital requirements of the Company. Interest on the drawdown amount from the facility is charged at 1% per annum above 3-month LIBOR (2.47% at December 31, 2008). Bank deposits of $11,726 (RMB80.0 million) were pledged as collateral. In addition, the facility is personally guaranteed by one of the Company’s chief executive officers. The facility has certain customary restrictions and financial covenants with which the Company must comply during the terms of the agreement. The outstanding balance and unused facility as of December 31, 2008 was $15,100 and $10,000, respectively. Up to April 2009, the Company repaid $10,000 of the drawdown amount. The facility expires in June 2009.

The weighted average interest rate for year 2008 was approximately 2.88%.

12.	Notes Payable

	December 31,
	2007	2008

Notes payable	$8,700	$7,449

The Company has total available notes payable facilities of $68,544 and $87,944 with various banks, of which $59,844 and $80,495 were unutilized as of December 31, 2007 and 2008, respectively. The funds borrowed under these facilities are generally repayable within one year. The notes payable are non-interest bearing and do not have any restrictions or covenants attached.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

13.	Other Payables

Other payables consisted of the following:

	December 31,
	2007	2008

Accrued tender expenses	$1,772	$1,090
Accrued construction cost	—	15,433
Accrued operating expenses	2,328	9,422
Accrued professional expenses	2,553	6,468
Advance subsidies	2,714	4,756
Guarantee deposits from distributors	1,833	3,831
Interest payable	—	1,364
Provision of sales incentives	1,022	—
Provision for warranty	1,804	3,067
Others	3,063	1,480

	$17,089	$46,911

14.	Capital Structure

On June 15, 2006, the Company converted 1,099,872 convertible redeemable preferred shares, which were originally issued in 2005 each with a par value of HK$0.001, to ordinary shares as a result of the settlement of the performance adjustment that was specified in the agreement entered with four investment funds in 2005.

On September 26, 2006, the Company issued an additional 12,653,000 shares upon completion of its initial public offering (the “IPO”). Effective on the date of the IPO, the Company’s authorized share capital consisted of two classes of ordinary shares: 4,000,000,000 Class A ordinary shares 1,000,000,000 Class B ordinary shares. On the same date, the Company converted the 8,975,105 convertible redeemable preferred shares to Class A ordinary shares. After the completion of the IPO, the Company has 60,289,767 Class A ordinary shares and 45,437,910 Class B ordinary shares issued and outstanding. As of December 31, 2008, the Company had in aggregate 75,301,093 and 32,362,610 Class A and Class B ordinary shares issued and outstanding respectively. Holders of Class A and B ordinary shares have the same dividend rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.

The Company distributed dividends of $40,297, $15,942 and $19,267 to its shareholders during the year ended December 31, 2006, 2007 and 2008, respectively.

Pursuant to the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately $76,951 as of December 31, 2008. The amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 21.

Besides, dividend payment by the Company’s operating subsidiary, Shenzhen Mindary is restricted by the term loan facility executed with the Bank of China (Hong Kong)Limited as disclosed in Note 11. As a result, the total restricted net assets of Shenzhen Mindary were approximately $368,934 as of December 31, 2008 which is greater than 25% of the Company’s consolidated net assets. Pursuant to Regulation S-X under the United States Securities Act, the financial statements of the Company are disclosed in Schedule 1.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

15.	Share-based compensation plan

In February and September 2006, pursuant to the 2006 Employee Share Option Plan, the Company granted 7,033,000 and 3,208,300 options with an exercise price of $5.00 and $11.00, respectively. These options entitle the option holder to acquire one ordinary share of the Company. These options expire eight years from the date of grant, and are subject to graded vesting, with approximately 25% of the options vesting on January 31, 2007, 2008, 2009 and 2010, respectively. In addition to the requirement that the employee be employed at the time of vesting, the vesting of each option is subject to employees meeting individual performance targets based on evaluations of each individual employee. Compensation expense is only recognized to the extent it is probable that performance targets are met.

In 2007, the Company granted 1,986,750, 189,300 options on January 23, 2007 and December 21, 2007 respectively, with an exercise price of $24.01 and $40.20, respectively, pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2008, 2009, 2010, 2011 and 2012, respectively. On October 12, 2007, the Company granted 1,110,500 options with an exercise of $38.80 pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on March 31, 2008, 2009, 2010, 2011 and 2012, respectively.

In 2008, the Company granted 44,000 options on May 7, 2008 with an exercise price of $35.31 pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2009, 2010, 2011 and 2012 and June 30, 2013, respectively. On May 15, 2008, the Company granted 396,000 options with an exercise price of $38.26 pursuant to the same plan and are subject to graded vesting with approximately 25% of the options vesting on December 31, 2008, 2009, 2010 and 2011.

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

Year of Issue	2006	2007	, 2008

Risk-free interest rate	5.16% to 5.29%	4.55% to 5.22%	4.41% to 4.53%
Expected life	5.25 years	4.23 to 6.56 years	4.32 to 6.58 years
Assumed volatility	33.1% to 33.2%	28.5% to 30.0%	28.6% to 28.7%
Expected dividends	3.00%	3.00%	2.10% to 2.20%
Fair value on grant date	$1.35 to $2.93	$7.11 to $10.68	$7.83 to $11.03

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected term has been ascertained based on the vesting terms, contractual terms and the option exercise history. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

A summary of option and nonvested shares under the Plan as of December 31, 2008 and changes in the year is presented below:

		Weighted		Weighted
		Average	Weighted	Average
		Exercise	Average	Grant Date
		Price	Remaining	Fair Value
Options	Shares	$	Contract Life	$

Outstanding as of January 1, 2008	11,422,736	13.55	3.92	3.76
Granted in 2008	440,000	35.71		10.21
Exercised	(819,224)	7.53		2.07
Forfeited	(539,602)	(17.99)		(6.39)

Outstanding as of December 31, 2008	10,503,910	14.82	5.71	4.03

Exercisable as of December 31, 2008	3,605,851	10.25	5.49	2.78

The weighted-average grant-date fair value of options granted during the years 2006, 2007, and 2008 was $1.85, $8.25, and $10.23, respectively.

The total intrinsic values of share options exercised in 2007 and 2008 were $45,336 and $23,030 respectively. There were no options exercised in 2006. The total intrinsic value of exercisable share options was $33,029 as of December 31, 2008. The total intrinsic value of the outstanding share options as of December 31, 2008 was $76,709, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2006, 2007 and 2008 was $Nil, $9,076 and $6,165, respectively.

As of December 31, 2008, there was $25,712 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 2.36 years.

In September 2006, the Company granted 10,000 nonvested shares to a selected employee. The nonvested shares were granted as bonus and to be vested totally in March 2007.

On October 12, 2007, the Company granted 11,250 nonvested shares to selected employees. The nonvested shares were granted to selected employees and to be vested once a year over a period of 5 years, with 10% vesting in March 2008, 20% vesting in 2009, 2010 and 2011, and 30% vesting in 2012, respectively.

Further, the Company granted 24,500 nonvested shares to selected employees on December 21, 2007. The nonvested shares were granted to selected employees and to be vested once a year over a period of 5 years, with 20% vesting in January 2009, 2010, 2011, 2012 and 2013.

Further, the Company granted 4,500 nonvested shares to selected employees on May 15, 2008. The nonvested shares were granted to selected employees and to be vested once a year over a period of 5 years, with 10% vesting in January 2009, 20% vesting in 2010, 2011, 2012 and 30% vesting in 2013.

A summary of the status of the Company’s nonvested shares as of December 31, 2008 and changes in the year ended December 31, 2008, is presented below:

		Weighted
		Average
		Grant Date
		Fair Value
Nonvested Shares	Shares	$

Nonvested as of January 1, 2008	35,750	39.76
Granted	4,500	35.31
Vested	(1,125)	38.80
Forfeited	(22,625)	39.85

Nonvested as of December 31, 2008	16,500	38.48

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The total fair value of shares vested during the year ended December 31, 2008 was $33. There were no nonvested shares vested in 2006 and 2007.

As of December 31, 2008, there was $535 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 4.11 years.

The fair value of nonvested shares is determined by the market price at the date of grant.

No share based compensation costs were capitalized as inventory at December 31, 2006, 2007 and 2008 because the amounts were not material.

16.	Basic and Diluted Earnings per Share

The following is a computation of potential dilutive shares for the years:

	Years Ended December 31,
	2006	2007	2008

Numerator:
Net income	$45,463	$78,043	$108,687

Numerator for calculation of basic and diluted earnings per share	$45,463	$78,043	$108,687

Denominator:
Weighted average number of ordinary shares for the calculation of basic earnings per share	$87,066,163	$106,328,347	$107,366,250
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	9,303,921	6,350,637	5,998,506

Weighted average number of ordinary shares for the calculation of diluted earnings per share	$96,370,084	$112,678,984	$113,364,756

Share options to purchase Nil shares, 1,207,484 shares and 1,589,450 shares of ordinary shares were outstanding during the year ended December 31, 2006, 2007, and 2008, respectively, but not included in the computation of diluted income per common share because their effect is anti-dilutive.

17.	Other Income, net

	Years Ended December 31,
	2006	2007	2008

Government subsidies	$586	$717	$562
Income from investments	327	—	821
Service fee	—	—	2,721
Exchange gain	—	1,572	479
Others, net	(157)	68	335

Other income	$756	$2,357	$4,918

Service fee received during the year ended December 31, 2008 represents a non-recurring manufacturing fee as provided for in the transitional services agreement related to the DPM acquisition.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

18.	Staff Retirement Plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $1,284, $2,002 and $5,745 for the years ended December 31, 2006, 2007 and 2008, respectively. The contributions outside PRC amounted to $Nil, $2 and $582 in 2006, 2007 and 2008, respectively.

19.	Income Taxes

Income is subjected to taxation in various countries in which the Company and its subsidiaries operate. The components of income (loss) before taxes are as follows:

	Years Ended December 31,
	2006	2007	2008

PRC	48,004	89,165	153,457
Other countries	1,293	2,921	(27,822)

Consolidated income before taxes	49,297	92,086	125,635

The components of income taxes are as follows:

	Years Ended December 31,
	2006	2007	2008

Current taxes	$4,044	$14,014	$19,548
Deferred taxes (credit) charge	(1,021)	29	(2,600)

Total income taxes expenses	$3,023	$14,043	$16,948

The Company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Major subsidiaries operating in the PRC and overseas are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises” (“NHTE”). Shenzhen Mindray has been designated as an NHTE in 2008 eligible to the preferential income tax rate of 15% tax rate.

In 2007, deferred tax balances were recognized under the then transition rule which means a gradual increase in rates over the five-year transitional period, that is 18% at 2008, 20% at 2009, 22% at 2010, 24% at 2011 and 25% at 2012. Such transitional impact had been reversed in 2008, with a resultant increase in its full year 2008 net income by $836.

Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year. It has also obtained the NHTE designation in 2008 and is entitled to the preferential income tax rate of 15% under the New Law.

In general, PRC tax returns are subject to examination within 10 years for transfer pricing matters and 5 years for non transfer pricing matters from the date the return is filed. Tax years of 2003 to 2007 are still subject to the examination of the PRC tax authority.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

Mindray DS USA Inc. is a company incorporated in New Jersey, United States of America and is currently subject to state tax at an average rate of 8%. Together with the federal tax at the rate of 35%, the effective tax rate of Mindray DS USA Inc. is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Artema Medical AR. is a company incorporated in Sweden. Corporate income tax is chargeable at the rate of 28% for the year ended December 31, 2008. With effect from January 1, 2009, the tax rate is reduced to 26.3%. In general, the statute of limitation for examination of tax returns in Sweden is 5 years from the date the return is filed.

Components of deferred tax assets and liabilities have been presented in the balance sheet as of December 31, 2007 and 2008 are as follows:

	December 31,
	2007	2008

Inventory written down	$95	$237
Sales incentive and warranty accruals	508	675
Interest	—	1,712
Bad debt provision	—	519
Accrued compensation	—	610
Acquired intangible assets	(3,496)	(763)
Depreciation	43	1,834
Government subsidies	—	484
Tax loss carry forwards	173	470
Valuation allowance	(106)	(4,702)

Total	$(2,783)	$1,076

The valuation allowance is recorded in relation to a loss-making subsidiary.

Deferred tax assets are analyzed as:
Current	$603	$1,812
Non-current	110	3,037

	$713	$4,849
Deferred tax liabilities are analyzed as:
Current	—	—
Non-current	(3,496)	(3,773)

Total	$(2,783)	$1,076

As of December 31, 2008, the Company had available United States federal net operating loss carryforwards of approximately $500, which will expire in 2026 to 2028 if not utilized.

	December 31,
	2007	2008

Movements in valuation allowance during the year were:
At beginning of year	$—	$106
Current year additions	106	4,596

At end of year	$106	$4,702

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Years Ended December 31,
	2006	2007	2008

Income before income taxes	$49,297	$92,086	$125,635
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	7,395	13,813	18,845
Effect of net income for which no income tax benefit/expense is receivable/payable	285	128	1,809
Effect of foreign income tax rate	—	—	(2,261)
Change in PRC income tax rate	—	780	(836)
Employee share-based compensation	491	1,157	1,308
Non-taxable VAT refund	(15)	—	(3,272)
Additional deduction on R&D expenses	(1,204)	(1,695)	(3,320)
(Over) under provision of income tax expenses in prior years	—	(246)	79
Valuation allowance	—	106	4,596
Effect of tax holidays and tax concessions	(3,929)	—	—

Total income taxes expense	$3,023	$14,043	$16,948

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately $3,929 in 2006 and $Nil in 2007 and 2008, respectively, representing a reduction in basic earnings per share of $0.05 in 2006 and $Nil in 2007 and 2008, or a reduction in diluted earnings per share of $0.04 in 2006 and $Nil in 2007 and 2008.

The Company adopted the provisions of FIN48 effective January 1, 2007. The adoption of FIN48 did not have any impact on our total liabilities of shareholders’ equity. There is no material unrecognized tax benefit noted during the year ended December 31, 2008. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The Company classifies interest and or penalties related to income tax matters in income tax expense. As of December 31, 2008, the amount of interest and penalties related to uncertain tax positions is immaterial.

20.	Commitments and Contingencies

(a)	Lease commitments

Rental expenses under operating leases were $920, $1,827 and $5,186 in 2006, 2007 and 2008, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The minimum rentals under operating leases are as follows:

Year Ending December 31,

2009	$4,007
2010	3,015
2011	2,888
2012	2,663
2013	2,621
2014 and thereafter	10,606

$25,800

(b)	Capital commitments

As of December 31, 2008, the Company had outstanding capital commitments for property, plant and equipment totaling $29,241.

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business with its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued during 2006, 2007 and 2008 were not material to the Company’s financial position, results of operations or cash flows.

21.	Distribution of Profits

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

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately $25,650 is not available for distribution as of December 31, 2008.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

22.	Segment Reporting

The Company has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues from the sale of their product, which is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the two chief executive officers, who review the consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has combined two operating segments, namely the biochemistry analyzers and hematology analyzers, to arrive at the in-vitro diagnostic products reporting segment. These operating segments exhibit similar long-term financial performance and economic characteristics and are also similar in nature of the products, production processes, the type of customers and distribution methods.

The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance. All revenues are attributed to sales to external parties.

For the years ended December 31,

	Patient
	Monitoring
	and	In-Vitro	Medical
	Life Support	Diagnostic	Imaging
2008	Devices	Products	Systems	Others	Total

Net revenues	$243,890	$137,270	$138,973	$27,394	$547,527
Cost of revenues	(117,044)	(61,119)	(48,133)	(24,277)	(250,573)

Gross profit	$126,846	$76,151	$90,840	$3,117	$296,954

	Patient	In-Vitro	Medical
	Monitoring	Diagnostic	Imaging
2007	Devices	Products	Systems	Others	Total

Net revenues	$106,553	$91,767	$91,522	$4,454	$294,296
Cost of revenues	(44,243)	(44,299)	(36,181)	(8,045)	(132,768)

Gross profit (loss)	$62,310	$47,468	$55,341	$(3,591)	$161,528

	Patient	In-Vitro	Medical
	Monitoring	Diagnostic	Imaging
2006	Devices	Products	Systems	Others	Total

Net revenues	$76,351	$55,705	$55,719	$2,599	$190,374
Cost of revenues	(31,683)	(25,223)	(24,940)	(4,544)	(86,390)

Gross profit (loss)	$44,668	$30,482	$30,779	$(1,945)	$103,984

Net revenues did not previously include shipping and handling fees charged to customers and VAT refund for segment reporting. The measures of net revenues include such shipping and handling fees and VAT refund for the years ended December 31, 2006, 2007 and 2008.

Cost of revenues did not previously include shipping and handling fees from operating expenses and depreciation and amortization for fair value adjustment in property, plant and equipment and intangible assets. The measures of cost of revenues include such shipping and handling fees and depreciation and amortization for the years ended December 31, 2006, 2007 and 2008.

MINDRAY MEDICAL INTERNATIONAL LIMITED

Notes to Consolidated Financial Statements — (Continued)

The 2006 and 2007 reported segment information has been restrospectively adjusted in order to conform to the change in measurement of segment profit or loss in 2008. The current presentation better facilitates the review of segment results by the Company’s chief operating decision makers.

Geographic disclosures

The Company’s revenue by geography are based on country of customer destination. The net revenue attributable by country of domicile, the United States of America and other countries are as follows:

	Years Ended December 31,
	2006	2007	2008

Net Sales:
PRC	$97,937	$145,493	$234,454
United States	12,442	17,639	89,746
Other countries	79,995	131,164	223,327

Total consolidated net revenues	$190,374	$294,296	$547,527

Long-lived assets by geographic areas are as follows:

	Years Ended December 31,
	2007	2008

Long-lived Assets PRC	$351,550	$503,131
United States	3,759	237,976
Other countries	91,405	44,055

Total consolidated assets	$446,714	$785,162

Major customers

There are no single customers who contributed for 10% or more of the Company’s net revenues for the years ended December 31, 2006, 2007 and 2008.

23.	Subsequent Events

On March 2, 2009, the Company’s board of directors declared a cash dividend on its ordinary shares of $0.20 per share and is payable on or around April 24, 2009 to shareholders of record as of March 25, 2009.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the Mindray Medical International Limited Share Incentive Plan. Under the terms of the exchange, participants will be able to tender vested and unvested outstanding options to purchase Class A ordinary shares of the Company which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of Mindray ordinary shares on the New York Stock Exchange on the exchange date. The offer expired on March 15, 2009 and the replacement options were granted on March 16, 2009. The option exchange has resulted in an increase in the fair value of the options granted under the plan by $2.3 million, which would be charged to the consolidated statement of operations over the remaining vesting periods of the respective share options.

MINDRAY MEDICAL INTERNATIONAL LIMITED
SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Years Ended December 31,
	2006	2007	2008

Net revenues	$—	$—	$—
Cost of revenues	—	—	—
Operating expenses:
General and administrative expenses	(4,467)	(9,970)	(12,566)

Loss from operations	(4,467)	(9,970)	(12,566)
Other income, net	49	1,649	496
Interest income	3,073	5,531	1,108

Loss before income taxes and equity earnings of subsidiaries	(1,345)	(2,790)	(10,962)
Provision for income taxes	—	—	—
Equity in earnings of subsidiaries	46,808	80,833	119,649

Net income	$45,463	$78,043	$108,687

Basic earnings per share	$0.52	$0.73	$1.01

Diluted earnings per share	$0.47	$0.69	$0.96

Share used in computation of:
Basic earnings per share	87,066,163	106,328,347	107,366,250

Diluted earnings per share	96,370,084	112,678,984	113,364,756

MINDRAY MEDICAL INTERNATIONAL LIMITED
SCHEDULE 1- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS
(Dollar in thousands, except for share)

	As of December 31,
	2007	2008

ASSETS:
Current assets:
Cash and cash equivalents	$88,352	$15,387
Short-term investments	91	91
Loans to subsidiaries/affiliates	95,989	173,377
Other receivables	2,707	530
Prepayments	253	206

Total current assets	187,392	189,591

Investment in subsidiaries	170,447	276,165

	$357,839	$465,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	$3,253	$6,863
Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 106,844,479 for 2007, and 107,663,703 for 2008 issued and outstanding)	13	14
Additional paid-in capital	260,107	274,993
Retained earnings	94,466	183,886

Total shareholders’ equity	354,586	458,893

Total liabilities and shareholders’ equity	$357,839	$465,756

MINDRAY MEDICAL INTERNATIONAL LIMITED
SCHEDULE 1-CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME
(Dollars in thousands, except for share and per share data)

					Accumulated
	Ordinary		Additional		Other
	Share Capital		Paid-in	Retained	Comprehensive		Comprehensive
	Number		Capital	Earnings	Income	Total	Income

As of January 1, 2006	75,350,054	$9	$5,344	$27,199	$1,098	$33,650
Net income	—	—	—	45,463	—	45,463	45,463
Dividends paid (US$0.20 per share)	—	—	—	(17,027)	—	(17,027)	—
Dividends paid (US$0.25 per share)	—	—	—	(23,270)	—	(23,270)	—
Conversion of convertible redeemable preferred share to ordinary shares	10,074,977	1	40,677	—	—	40,678	—
Issuance of ordinary shares for acquisition of minority interests	7,649,646	1	38,811	—	—	38,812	—
Issuance of ordinary shares	12,653,000	2	155,359	—	—	155,361	—
Share-based compensation	—	—	3,130	—	—	3,130	—
Currency translation adjustments	—	—	—	—	2,917	2,917	2,917

As of December 31, 2006	105,727,677	13	243,321	32,365	4,015	279,714
Total comprehensive income for the year ended December 31, 2006							48,380

Net income	—	—	—	78,043	—	78,043	78,043
Dividends paid (US$0.15 per share)	—	—	—	(15,942)	—	(15,942)	—
Issuance of ordinary shares in relation to exercise of options	1,116,802	—	9,076	—	—	9,076	—
Share-based compensation	—	—	7,710	—	—	7,710	—
Currency translation adjustments	—	—	—	—	15,421	15,421	15,421

As of December 31, 2007	106,844,479	13	260,107	94,466	19,436	374,022
Total comprehensive income for the year ended December 31, 2007							93,464

Net income	—	—	—	108,687	—	108,687	108,687
Dividends paid (US$0.18 per share)	—	—	—	(19,267)	—	(19,267)	—
Issuance of ordinary shares in relation to exercise of options	819,224	1	6,165	—	—	6,166	—
Share-based compensation	—	—	8,721	—	—	8,721	—
Currency translation adjustments	—	—	—	—	19,763	19,763	19,763

As of December 31, 2008	107,663,703	$14	$274,993	$183,886	$39,199	$498,092

Total comprehensive income for the year ended December 31, 2008							$128,450

MINDRAY MEDICAL INTERNATIONAL LIMITED
SCHEDULE 1-CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2006	2007	2008

Net cash generated from (used in) operating activities	$24,161	$(72,464)	$(59,864)

Net cash used in investing activities	(28)	(63)	—

Net cash provided by (used in) financing activities	115,422	(6,865)	(13,101)

Net increase in cash and cash equivalents	139,555	(79,392)	(72,965)
Cash and cash equivalents at beginning of year	28,189	167,744	88,352

Cash and cash equivalents at end of year	$167,744	$88,352	$15,387

Non-cash investing activity:
Issuance of ordinary shares in exchange for minority interests of Shenzhen Mindray	$38,811	$—	$—