Form 20-F
period 2009-12-31
Mindray Medical International LTD
filed 2010-05-07
CIK 1373060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,480,456 Class A ordinary shares and 29,619,907 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☑     No ☐

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including, among others, Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, and Shenzhen Mindray’s predecessor entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “U.S. dollars”, “dollars”, or “$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated statements of operation data for the years ended December 31, 2007, 2008, and 2009 and audited consolidated balance sheet data as of December 31, 2008, and 2009.

We and certain of our shareholders completed the initial public offering of 23,000,000 ADSs, each representing one Class A ordinary share, on September 29, 2006. On September 26, 2006, we listed our ADSs on the New York Stock Exchange under the symbol “MR.” Some of our shareholders completed a secondary offering of 11,301,303 ADSs in February 2007. We completed an offering of 4,000,000 ADSs on March 9, 2010.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the projected growth of the medical device industry in China and internationally;

•	the effects of the current global economic crisis and global macroeconomic conditions on our business;

•	the effects of our acquisition of and integration of Datascope’s patient monitoring business;

•	our expansion plans;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities in Shenzhen, and our research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch new products in the future;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.

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

The selected consolidated balance sheet data as of December 31, 2008, and 2009, and the selected consolidated financial data for the three years ended December 31, 2007, 2008, and 2009, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the years ended December 31, 2005 and 2006 and as of December 31, 2005, 2006 and 2007 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements as of and for the years ended December 31, 2008 and 2009 were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our audited consolidated financial statements for the year ended December 31, 2007 was prepared in accordance with U.S. GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	For the Year Ended December 31
	2005	2006	2007	2008	2009
	(In thousands, except share and per share data)

Statement of Operations Data:
Net revenues	$131,630	$190,374	$294,296	$547,527	$634,183
Cost of revenues(1)	(60,206)	(86,390)	(132,768)	(250,573)	(280.319)

Gross profit	71,424	103,984	161,528	296,954	353,864
Operating expenses:
Selling expenses(1)	(17,879)	(26,622)	(41,083)	(80,088)	(106,142)
General and administrative expenses(1)	(13,679)	(9,527)	(12,042)	(39,903)	(47,512)
Research and development expenses(1)	(12,954)	(18,741)	(28,389)	(51,945)	(58,383)
Realignment costs — post acquisition	—	—	—	(899)	(1,215)
Expense of in-progress research and development	—	(4,000)	—	(6,600)	—

Operating income	26,912	45,094	80,014	117,519	140,612
Other income, net	1,124	756	2,357	4,918	25,525
Interest income	470	3,505	9,726	8,361	6,574
Interest expense	(246)	(58)	(11)	(5,163)	(4,759)

Income before income taxes and non-controlling interests	$28,260	$49,297	$92,086	$125,635	$167,952
Provision for income taxes	(2,205)	(3,023)	(14,043)	(16,948)	(28,764)

Net income	26,055	46,274	78,043	108,687	139,188
Less: Net income attributable to noncontrolling interest	(1,026)	(811)	—	—	—

Net income attributable to the Company	25,029	45,463	78,043	108,687	139,188
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	(1,712)	—	—	—	—

Income attributable to ordinary shareholders(2)	23,317	45,463	78,043	108,687	139,188

Basic earnings per share	0.28	0.52	0.73	1.01	1.28
Diluted earnings per share	0.28	0.47	0.69	0.96	1.23
Dividends declared per share	0.45	0.15	0.18	0.20	0.20
Shares used in computation of:
Basic earnings per share	82,790,427	87,066,163	106,328,347	107,366,250	108,567,305
Diluted earning per share	82,790,427	96,370,084	112,678,984	113,364,756	113,025,775

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$55,283	$219,064	$189,045	$96,370	$204,228
Working capital(3)	58,096	209,001	237,191	147,593	257,027
Total current assets	83,656	254,154	306,495	427,414	511,665
Total assets	104,190	327,664	446,714	785,771	966,265
Total current liabilities	25,560	45,153	69,304	279,821	254,638
Noncontrolling interest	4,659	1	2	2	2
Net assets	33,652	279,713	374,022	498,092	640,549
Capital stock	10	13	13	14	14

(1)	Share-based compensation charges incurred during the years related to:

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands)

Cost of revenues	$33	$77	$267	$423	$467
Selling expenses	1,047	801	2,781	2,870	3,406
General and administrative expenses	7,202	1,532	2,232	2,697	3,318
Research and development expenses	375	864	2,430	2,731	3,047

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. Commercialization of any new product requires relevant government approvals, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effects of declining average sales prices with sales volume increases and manufacturing cost reductions, we may be unable to continue doing so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

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

We maintain direct operations in the United States and Europe that is costly and the maintenance of which could have a material adverse effect on our business.

We maintain direct operations in the United States and Europe and rely on direct sales for a significant portion of our revenues from these areas. Maintaining a direct sales force is costly. We typically provide our direct operations personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. Maintaining these direct operations is costly and the maintenance of which could have a material adverse effect on our business.

Maintaining a direct sales force and independent distribution network in the United States and Europe could result in potential sales conflicts that would negatively impact our revenue and results of operations.

Prior to our acquisition of Datascope’s patient monitoring business, we maintained independent distributor relationships in the United States and Europe. The addition of a direct sales force in these areas creates the potential for conflict between our independent distributors and direct sales force. If our independent distributors and direct sales force compete with each other, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force.

We depend on distributors for a substantial portion of our revenues and a significant portion of our revenue growth. Failure to maintain relationships with our distributors would materially and adversely affect our business.

We depended on distributors for a substantial portion of our revenues. We typically do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

We may be unable to effectively structure and manage our distribution network, and our business, prospects and brand may be materially and adversely affected by actions taken by our distributors.

We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, some of which we have previously experienced, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products that they have contracted to sell for us;

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products; or

•	fail to provide proper training, repair and service to our end-users.

Furthermore, our distributors may focus selling efforts only on those products that provide them with the largest margins at the expense of products that offer them smaller margins.

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

International expansion may be costly, time-consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.

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

Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting and on our other key senior management to manage our business and operations. If we lose the services of any key senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople.

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

The medical device market is highly competitive, and we expect competition to intensify. In particular, competition in the government tender arena has continued to intensify in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors also vary significantly according to business segments. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have local operations in the markets in which we sell our products who may have lower cost structures, domestic support, or local protect through tariff and non-tariff barriers. We face competition from companies that have or may have:

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

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets and domestic China tender sales, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

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

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to manage our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. Our underestimation of demand in early 2009, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

We currently principally rely on four facilities for manufacturing, assembly and storage of our products and to conduct research and development activities. Any disruption to our current manufacturing facilities or in the development of any of these facilities could reduce or restrict our sales and harm our reputation.

We manufacture, assemble and store a substantial majority of our products, as well as conduct some of our research and development activities at our two facilities located in Shenzhen, China. We also manufacture, assemble and store a significant number of products at our Mahwah, New Jersey facility and at our facility in Nanjing, China. We conduct a substantial majority of our primary research and development activities at our main Shenzhen facility. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

We are developing a new research and development center adjacent to our main Shenzhen facility. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate to this facility. Moreover, we may not realize its anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we rely on single source suppliers to provide approximately 36% by value of our raw materials and components, primarily for proprietary integrated circuits for products across our business segments. No single source supplier accounted for more than 5% of our total supply purchases in 2009. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. This could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

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

The global economic downturn adversely affected, and could continue adversely affecting, our business and could materially affect our, financial condition and results of operations.

We experienced a global economic downturn affecting all areas of business, including health care. Disruptions in orderly financial markets resulting from, among other factors, diminished liquidity and credit availability plus volatile valuations of securities and other investments caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase.

We are unable to predict global economic conditions. The economic downturn adversely affected and could continue adversely affecting our business in several ways, including:

•	Reduced demand for our products. Customers may adopt a strategy of deferring purchases to upgrade existing equipment or deploy new equipment until later periods when visibility of their cash flows becomes more assured. In addition, customers who must finance their capital expenditures through various forms of debt may find financing unavailable to them.

•	Increased pricing pressure and lower margins. Our competitors include several global enterprises with relatively greater size in terms of revenues, working capital, financial resources and number of employees, and some of our end-users are healthcare service providers who are typically owned, controlled, or sponsored by governments. Competition for available sales may become more intense, which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which may thereby cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, has exposed and could continue to expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•	Greater difficulty in obtaining supplies, components and related services. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•	Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2010 and beyond.

The economic downturn has been particularly focused on the U.S. and Europe, which we believe has affected medical product purchasing in these regions. The economic downturn could continue adversely affecting our business and could materially affect our financial condition and results of operations.

We depend on information technology, or IT, to support our business operations, the failure of which would materially and adversely affect our business, results of operations and prospects.

We are currently in the process of finalizing the implementation of an SAP ERP system to replace the existing system of our U.S. operations. We completed the SAP ERP system implementation for our European operations at the end of 2009. When we acquired the patient monitoring business of Datascope, it shared many hardware and software resources with the business of Datascope that we did not acquire and was subsequently acquired by another company. This shared architecture significantly complicates the task of migrating hardware and software to a standalone IT system. Once the migration is complete, we intend to build a single, globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integration is complicated by broad geographies, differing languages and business models between our China-based and our acquired operations. Our failure to successfully integrate our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

The lessors of some of our leased properties may have lacked authority to enter into the leases. If we are forced to vacate these premises, it could materially disrupt our operations.

Shenzhen Mindray and another PRC subsidiary, Nanjing Mindray Bio-Medical Electronics Co. Ltd, or Nanjing Mindray, lease some real properties for manufacturing purposes. The lessors failed to provide us with the ownership certificates for the leased properties. If the lessors entering into the lease agreements with Shenzhen Mindray and Nanjing Mindray are not the de facto owners of the leased properties and lacked the authority to enter into these lease agreements, the validity of these lease agreements may be contested and we may be forced to vacate these premises, which could materially disrupt our operations.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark, trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have patents and patent applications pending in China covering various products and aspects of our products. We have patents and have also filed patent applications in the U.S. and Europe, which cover some of the more commercially significant aspects of our products and technologies.

Due to the different regulatory bodies and varying requirements in the U.S., China and elsewhere, we may be unable to obtain patent protection for certain aspects of our products or technologies in either or both of these countries. The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property or other claims by third parties. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the U.S. or Europe. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

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

Unauthorized use of our brand names by third parties, the expenses incurred in developing and preserving the value of our brand name, and any loss of rights to use our brand names as a result of challenge, may adversely affect our business.

We regard our brand names as critical to our success. Unauthorized use of our brand names by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization. In the past, we have experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer in China are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the United States FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, personnel and policy changes at SFDA slowed its approval process and delayed some of our planned product launches in 2008. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

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

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	fluctuations in PRC government spending on healthcare and stimulus programs;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to yearend supplier pricing renegotiation;

•	changes in the industry operating environment; and

•	changes in government policies or regulations, including new product approval procedures, or their enforcement.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2009, our cash and cash equivalents were denominated in Renminbi, U.S. dollars, euros and the British pound. In 2007, we began requiring payment in euros from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the U.S. dollar, the euro and the pound affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi, euro and the pound relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar, the euro or the pound in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar, the euro or the pound. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. While we may decide to enter into Renminbi hedging transactions, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. While we may enter into hedging transactions in an effort to reduce our exposure to other foreign currency exchange risks, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.

Our revenues and profitability could be materially and adversely affected if there is a disruption in our existing arrangements with our original design manufacturing and original equipment manufacturing customers.

In 2008 and 2009, ODM and OEM customers together accounted for 1.1% and 0.9%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take more than one year. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.

If we experience a significant number of warranty claims, our costs could substantially increase and our reputation and brand could suffer.

We typically sell our products against technical defects with warranty terms covering 12 to 24 months after purchase. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our products.

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

As of April 30, 2010, three of our shareholders and their affiliated entities owned approximately 29.8% of our outstanding ordinary shares, representing approximately 65.0% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

Certain actions require the approval of at least two-thirds of our board of directors present at the relevant board meeting which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, which could be in the interest of our shareholders.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (1) at least 50% of the value of our assets, based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce passive income or are held for the production of passive income or (2) at least 75% of our gross income for the taxable year is passive income. According to these technical rules, we would likely become a PFIC if the value of our outstanding ordinary shares and ADSs were to decrease significantly while we hold substantial cash and cash equivalents.

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2010 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

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

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm must attest to and report on the operating effectiveness of our internal control over financial reporting. While our management concluded that our internal control over financial reporting is effective as of December 31, 2009, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

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

We conduct a substantial portion of our business operations in China and derived over 45% of our 2009 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries, Shenzhen Mindray and Nanjing Mindray, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

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

The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. In addition, the SAFE regulation required subsequent change registration for any change of shareholder structure of offshore companies held by PRC residents. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, including the change registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, including the change registration, as required under this regulation for our initial public offering and our subsequent secondary offerings. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We rely in significant part on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray and Nanjing Mindray only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, Shenzhen Mindray, Nanjing Mindray and Beijing Mindray are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2009, the amount of these restricted portions of Shenzhen Mindray was approximately RMB525 million. As a result of these PRC laws and regulations, Shenzhen Mindray and Nanjing Mindray are restricted in their abilities to transfer a portion of their respective net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray and Nanjing Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our working capital effectively.

A significant portion of our revenues and a majority of our operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Shenzhen Mindray and Nanjing Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies. Since a significant portion of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of China denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect the ability of Shenzhen Mindray and Nanjing Mindray to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.

The China Enterprise Income Tax Law, or the New EIT Law, and its implementing rules became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or

FIEs, under the previous tax law. Shenzhen Mindray and Beijing Mindray are FIEs. The New EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. The published qualification criteria are more difficult to meet than those prescribed by the old tax rules under which we had been granted preferential treatment. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification for New and Hi-Tech Enterprise Status for calendar year 2010 and beyond will be subject to annual evaluation by the relevant government authority in China. In addition, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Shenzhen Mindray and Beijing Mindray may not continue to qualify as New and Hi-Tech Enterprises under the New EIT Law, or local tax authorities may change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Shenzhen Mindray was also recently awarded “Nationwide Key Software Enterprise” status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2009 calendar year. We anticipate this status will reduce our overall 2009 income taxes by approximately $8.6 million, which we will record in the first quarter of 2010. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government authority in China. Shenzhen Mindray may not be granted this status for 2010 or in any future year.

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

Another PRC subsidiary, Nanjing Mindray, was entitled to an EIT exemption for two years from 2008 to 2009 and is currently entitled to a 50% tax reduction from 2010 to 2012.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. The amount of VAT refunds included in revenue in 2008 and 2009 was $21.8 million and $24.8 million, respectively. This VAT refund policy is scheduled to end on December 31, 2010. If the PRC tax authority does not issue a new preferential treatment for the software and integrated circuit industries for the refund of VAT after December 31, 2010, it could significantly reduce or eliminate our prefrential tax treatment.

Any increase in the EIT rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries and affiliated entity could adversely affect our business, operating results and financial condition.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A recent circular issued by the PRC State Administration of Taxation regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights.

If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income. Second, although under the New EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax as described below. This could have the effect of increasing our and our shareholders’ effective income tax rate and could also have an adverse effect on our net income and results of operations, and may require us to deduct withholding tax amounts from any dividends we pay to our non-PRC shareholders.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.

Under the New EIT Law and its implementation rules, to the extent that we are considered a “resident enterprise” which is “domiciled” in China, PRC withholding income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC withholding income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” which is domiciled in China for PRC enterprise income tax purposes. Additionally, there is a possibility that the relevant PRC tax authorities may take the view that our purpose is a holding company, and the capital gain derived by our overseas shareholders or ADS holders from the share transfer is deemed China-sourced income, in which case such capital gain may be subject to PRC withholding tax. It is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a individual income tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the new New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.

The PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We commenced operations in 1991 through our predecessor entity. We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated operating subsidiary Shenzhen Mindray, which was established in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current holding company, Mindray International, on June 10, 2005, an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. In April 2006 we acquired approximately 8.9% of the equity in Shenzhen Mindray with the result that our holding company owns approximately 99.9% of the equity of Shenzhen Mindray. In May 2006, we changed our name to Mindray Medical International Limited. In May 2008, we completed the acquisition of the patient monitoring business from Datascope Corp. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure.”

We completed our acquisition of the patient monitoring business of Datascope Corp. in May 2008 pursuant to the terms of a definitive agreement entered into in March 2008. The total purchase price was $209.0 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong). See Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Bank Loan.” With this acquisition, we believe we are the third-largest global patient monitoring device producer and furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide. Datascope’s patient monitoring revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. We intend to maintain Datascope’s existing branded product lines and to continue manufacturing Datascope products in the United States. With the Datascope acquisition, we currently offer over 60 products across our three product segments.

Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 2658-2888. Our website address is http://www.mindray.com. The information on our website does not form a part of this annual report. On September 29, 2006, we completed our initial public offering, which involved the sale by us and some of our shareholders of 23,000,000 of our ADSs, representing 23,000,000 of our Class A ordinary shares. In February 2007, some of our shareholders completed a secondary public offering of 11,301,303 ADSs representing 11,301,303 Class A ordinary shares. We did not receive any proceeds from this offering. On March 9, 2010, we completed an offering of 4,000,000 of our ADSs, representing 4,000,000 Class A ordinary shares.

B.	Business overview.

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, and multiple sales offices in major domestic and international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprising patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We provide after-sales services to distributors and hospitals in China through 30 local offices based in provincial capital cities. We also provide after-sales services to hospitals in the U.S., the United Kingdom, France and Germany where we have direct sales. In addition, we provide after-sales service to our international customers through our distribution channel where we do not engage in direct sales activities.

We sell our products through different distribution channels in different geographies. In China, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,200 sales and sales support personnel as of December 31, 2009. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. Outside of China, we sell our products through more than 1,500 third-party distributors and through our sales force of approximately 150 based in the U.S., the United Kingdom, France and Germany, as of December 31, 2009.

We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our research and development and manufacturing operations, which are based primarily in China, provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials, and facilities.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2007, 2008, and 2009. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2009, we had more than 1,400 engineers in multiple research and development centers in both China and the U.S. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 160 countries, and international sales accounted for 53.9% of our net revenues in 2009.

We typically obtain a CE mark and FDA 510(k) clearance for the products we intend to market internationally. A CE mark certifies full compliance with the Medical Device Directives of the European Union and enables us to market the products in any member state of the European Union. We declare the CE mark ourselves for our in-vitro diagnostic products pursuant to the relevant regulation of European Union, and the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. FDA 510(k) clearance from the U.S. Food and Drug Administration, or FDA, is required to market any of the medical devices in our current product portfolio in the United States. We also obtain SFDA clearance for products that we plan to market in China, as well as certifications and registrations as required according to local regulation in the other markets where we sell our products.

The chart below provides selected summary information about the products that we introduced in 2009:

Business Segment	Products	Description

Patient Monitoring and Life support products	WATO EX20/30	A basic version of anesthesia machine

	Hylite 6700/6500 and Hybase 6100	First generation of surgical light and surgical bed

	Hypart 3000/6000/8000	Surgical suite equipment to be used along with our surgical light, surgical bed, patient monitors and anesthesia machines

	Accutorr V	Vital sign patient monitor

	Passport V	Portable patient monitor

	Netguard	Clinical Alert System

Medical Imaging Systems	DC-7	Higher end cart-based color ultrasound system

	DP-6900	Portable B/W ultrasound system

	DigiEye 760	Digital radiography system

In-Vitro Diagnostic Products	BC5800	More advanced 5-part hematology analyzer

We plan to introduce an additional seven to nine new products in 2010.

Patient Monitoring and Life Support Products

Patient monitoring devices.  Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We currently offer patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, mobile and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in mobile models. We also offer a line of veterinary monitoring devices.

Life support products.  We are also actively expanding the range of our life support products. We currently offer anesthesia machines and a defibrillator, which we introduced in 2009. We also introduced surgical beds and surgical lights in 2009.

Sales of our patient monitoring and life support products accounted for 36.2%, 44.5%, and 43.9% of our total net revenues in 2007, 2008, and 2009, respectively.

In-vitro Diagnostic Products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in two primary product categories: hematology analyzers and biochemistry analyzers.

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

Biochemistry analyzers.  Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may be used as therapeutic drug monitors or to check for drug abuse. Our leading biochemistry analyzer, the BS-200 automated analyzer, can hold up to 40 samples at a time with up to 40 reagents, allowing for up to 200 tests per hour.

We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 70 reagents for hematology analyzers and 45 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 12.6%, 15.7%, and 20.7% of our in-vitro diagnostic products segment revenues in 2007, 2008, and 2009, respectively.

Sales of our in-vitro diagnostic products, including sales of reagents, accounted for 31.2%, 25.1%, and 24.5% of our total net revenues in 2007, 2008 and 2009, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes both ultrasound systems and digital radiography systems. Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell black and white and color portable and mobile ultrasound systems, and offer a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base.

Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten X-ray exposure time compared to traditional film-based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. In 2008, we introduced our first digital radiography system, the DigiEye560T. In 2009, we introduced an additional digital radiography system, the DigiEye760.

Our medical imaging systems segment accounted for 31.1%, 25.4%, and 25.6% of our total net revenues in 2007, 2008, and 2009, respectively.

Distribution, Direct Sales

Third Party Distributor Network in China

As of December 31, 2009, our nationwide distribution and sales network in China consisted of more than 2,400 distributors and 1,200 sales and sales support personnel located in 30 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 2% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay between 30% and 100% of the purchase price for products.

Tender Sales in China

We make tender sales in China through government-run tender sale processes. When we make tender sales to central or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. China-based tender sales and after-sales services provided to government agency customers accounted for 24.8%, 11.1%, and 17.4% of our net domestic revenues, in 2007, 2008, and 2009, respectively.

Our International Third Party Distribution Network

As of December 31, 2009, our international distribution and sales network consisted of more than 1,500 distributors covering more than 160 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

Our international distributors typically pay the entire purchase price or provide a letter of credit for the products they order. We also extend credit to selected distributors in the United States and Europe. As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance. To those distributors who meet their sales targets and pay their receivables, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.

International Direct Sales

We have direct sales channels in the U.S., United Kingdom, France, and Germany. As of December 31, 2009, we employed a sales team in these regions of approximately 150 sales agents, who have direct sales experience with hospitals, medical clinics and doctors throughout their sales regions. Typical credit terms to direct sales customers are 90 to 100 days, which we believe range below the industry average.

Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition, which primarily involve attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2009, we attended or sponsored more than 800 medical exhibitions and seminars. We also conduct on-site demonstrations of our products at hospitals on a regular basis, and we often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We have three categories of customers: (i) distributors, (ii) original design manufacturers, or ODM customers, and original equipment manufacturers, or OEM customers, and (iii) hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a geographic and a revenues basis. Our largest customer in each of the past three years was an ODM customer that accounted for 1.7%, 0.9%, and 0.7% of our net revenues in 2007, 2008, and 2009, respectively. Our ten largest customers based on net revenues collectively accounted for 10.0%, 6.4%, and 5.5% of our net revenues in 2007, 2008, and 2009, respectively.

Our distributors.  Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2009, we had more than 2,400 distributors in China and more than 1,500 additional distributors internationally.

ODM and OEM customers.  We manufacture products for ODM customers based on our own designs and employing our own intellectual property, while we manufacture products for OEM customers based on their product designs. Although ODM and OEM products’ gross margins tend to be lower than those of our own branded products, ODM and OEM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers also pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. ODM and OEM clients accounted for 5.9%, 1.1%, and 0.9% of our net revenues in 2007, 2008, and 2009, respectively.

Hospital and government agency customers.  In China, our hospital and government agency customers primarily include hospitals, as well as central and provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent, and we count them as government tender sales. In some cases, these customers do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with them, in which case we count these sales as direct sales.

Internationally, our direct sales force in the U.S., United Kingdom France, and Germany sells primarily to hospitals with 300 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 250 employees located in our main facility in Shenzhen and our 30 offices in China as of December 31, 2009. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•	End-User Support and Service. In 2009, we conducted more than 100 training sessions in hospitals throughout China and almost 200 training sessions at our main facility in Shenzhen and our offices in China. We also maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.

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

International

In several of the countries where we have direct sales, particularly the U.S., United Kingdom, France and Germany, we also provide substantial after-sales services. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.

In our other international markets, we rely on our distributors to provide after-sales services. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support visits to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.

We also maintain international sales and service offices. As our international markets mature, we will consider adding additional offices to assist with sales and support.

Manufacturing and Assembly

We manufacture, assemble and store a substantial majority of our products at our two facilities located in Shenzhen, China. We also manufacture, assemble and store a significant number of products at our Mahwah, New Jersey facility and at our facility in Nanjing, China.

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our older China-based facility, which is approximately 280,000 square feet in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our new China-based facility, which is approximately 820,000 square feet in size, in our Mahwah facility, which is approximately 130,000 square feet in size, and in our Nanjing facility, which is approximately 2,000 square meters in size.

Both of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our older China-based facility, which is approximately 280,000 square feet in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our new China-based facility, which is approximately 820,000 square feet in size.

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

Consistent to our overall strategy of maintaining a China-based manufacturing infrastructure and leveraging our vertically integrated operating model, we have taken steps to transfer traditionally outsourced manufacturing contracts by our acquired U.S. operations to our in-house manufacturing infrastructure in China. The ongoing process to transfer our manufacturing from outsourcing to in-house production in China is part of our effort to realize cost synergies in relation to our acquisition of Datascope’s patient monitoring business.

We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchases in 2008 or 2009. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

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

Each of our products is typically sold with a 12- to 24-month warranty against technical defects. If necessary, we will exchange a defective product. However, we do not typically accept any returns for a refund of the purchase price. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.

Intellectual Property

We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and pending patent applications in China, the U.S. and Europe. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

We have not filed for patent protection in Asian countries other than China based on our assessment of risks of third party infringement of our intellectual property in those markets and the costs of obtaining patent protection there. In general, while we seek patent protection for our proprietary technologies in major markets such as China, the U.S. and Europe, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. We will continue to evaluate our patent filing decisions based on cost/benefit analyses. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.”

Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

We perform intellectual property due diligence studies on trademarks and patents, using both in-house and third-party intellectual property resources. Our intellectual property department and program are led by an experienced, licensed in-house U.S. patent attorney. However, due to the complex nature of medical equipment technology patents and the uncertainty in construing the scope of these patents, as well as the limitations inherent in freedom-to-operate searches, the risk of infringing on third party intellectual properties cannot be eliminated. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.”

We enter into agreements with all our employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — If we fail to protect our intellectual property rights, it could harm our business and competitive position.”

We have no material license arrangements with any third party. We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves.

We believe that we have successfully established our brand in China. We have registered trademarks in China and in the U.S. and in other countries for the “Mindray” name and associated marks used on our own-brand products and we have trademark license rights for the use of the Datascope trademarks used in our patient monitoring devices through the year 2015. We have also filed for trademark protection for the “Mindray” name and associated marks in additional North American, European and Asian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case in 2005, where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark.” Based on part on this finding, and also on evidence of the widespread awareness of our products in China, we are also applying to the relevant governmental administrative authority to have our Mindray name designated a “well-known mark.” Since such marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.

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

Patient Monitoring and Life support products.  For domestic sales of patient monitoring and life support products, our primary competitors are Philips Healthcare, GE Healthcare, Draeger Medical, and Nihon Kohden. For international sales of patient monitoring devices, our primary competitors are Philips Electronics, GE Healthcare, Nihon Kohden, Spacelabs and Draeger Medical.

In-Vitro Diagnostic Products.  For domestic sales of hematology analyzers, our primary competitors are Sysmex Corporation, Beckman Coulter, Horiba Medical, Nihon Kohden, Biotech, and Tecom Science Corporation. For international sales of hematology analyzers, our primary competitors are Sysmex Corporation, Beckman Coulter, Horiba Medical and Abbott Laboratories.

For domestic sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Hitachi, Toshiba, and Roche Diagnostics. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Hitachi, Abbott Laboratories and Roche Diagnostics.

Medical Imaging Systems.  For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Siemens Medical, Philips Healthcare, Aloka, Toshiba, Hitachi, Esaote Group, Sonoscape and SIUI. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare, Toshiba Medical Systems, Esaote, Aloka, Medison and Siemens Medical.

These and other of our existing and potential competitors may have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.”

We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a substantial portion of our revenues and a significant portion of our revenue growth. Failure to maintain relationships with our distributors would materially and adversely affect our business.”

Seasonality

Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the slowest quarter for our sales due to the Chinese Lunar New Year holidays when our sales force works fewer days during the quarter, affecting both international and domestic sales revenues. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese Lunar New Year holiday. In the second quarter revenues from sales are typically sequentially higher due to spending associated with newly approved customer budgets in China, and spending in the U.S. to fulfill budgetary requirements as many hospitals in the U.S. have a June 30 fiscal year end. In the third quarter, revenues are typically flat in our China, U.S., and European markets as customers reduce their commercial activity during summer holidays and, with respect to the U.S., certain hospitals’ new budgetary cycle begins. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is the strongest quarter for our China, U.S., and European sales as many customers seek to spend all funds remaining in their annual purchasing budgets before the end of the fiscal and calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant.

Insurance

We maintain liability insurance coverage to cover product liability claims arising from the use of our products. We also maintain property insurance to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.”

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

We declare the CE mark ourselves for our in-vitro diagnostic products pursuant to the relevant regulation of European Union, and the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis.

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

Shenzhen Mindray, Beijing Mindray and Nanjing Mindray are regulated under the newly revised PRC Company Law which took effect on January 1, 2006. Accordingly they shall allocate 10% of after-tax profits to statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund has exceeded 50% of the registered capital of the subsidiaries no further allocation is required to be made. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

C. Organizational Structure.

We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiaries Shenzhen Mindray and Mindray DS USA Inc., which currently conducts substantially all of our U.S. based operations. We own approximately 99.9% of the equity of Shenzhen Mindray through two Hong Kong holding companies, MR Holdings (HK) Limited and MR Investments (HK) Limited. We own 100% of Mindray DS USA Inc. through our consolidated subsidiary Mindray Medical Netherlands B.V. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

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

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of April 30, 2010:

D. Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our global operational headquarters occupy approximately 193,000 square feet. We have two existing production sites for research and development and manufacturing. We are also developing a new research and development and administration center adjacent to our facility in Shenzhen. The development started in June 2006 with total expenditure approximates to $88.0 million. We expect that the construction will be completed in the in second half of 2010 and the new premises will provide us an additional 242,880 square feet. Pursuant to an agreement with the Government of the Nanjing Jiangning

Development Zone, we have established a new research and development facility in Nanjing and the first phase of the manufacturing facility commenced operations in May 2009. The total expenditure was $13.0 million. We also plan to further develop the manufacturing facility in Nanjing which will commence by the end of 2010. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D,“Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently principally rely on three manufacturing, assembly and storage facilities for our products and are developing an additional research and development center. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation.”

We additionally maintain a North America operational headquarters in Mahwah, New Jersey, which occupies approximately 130,000 square feet and is used for the manufacture, research and development, warehousing and final testing and assembly of certain of our patient monitoring and life support products.

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

The land on which we have developed our largest production facility (BaiWang) is leased for 10 years, through 2017, the land on which we have developed our second largest production facility (XiLi) is leased for four years, through June 30, 2013. In April 2009, we successfully secured property rights to another location in Shenzhen where we would have a 50 year lease with land use rights which we would subsequently develop as a substitute for our currently rented production facility.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property

1	NanShan District, Shenzhen, China	Owned, 193,000 square feet, used as a research and development center and operational headquarters
2	(XiLi) Shenzhen, China	Leased, 280,000 square feet, used for manufacturing, assembly, testing and research and development
3	(BaiWang) Shenzhen, China	Leased, 820,000 square feet; used for manufacturing, assembly, testing and research and development
4	(DeWeisen) Shenzhen, China	Leased, 7,400 square meters, used for sales and marketing
5	(GuangMing) Shenzhen, China	Owned, 104,350 square meters, to be developed to substitute the current manufacturing, assembly, test and research development facility
6	HaiDian District, Beijing, China	Owned, 10,697 square feet, used as research and development center
7	ChaoYang District, Beijing, China	Owned, 1,970 square meters, used as a sales, marketing and administrative office
8	Nanjing, China	Leased, 2,000 square meters used for manufacturing, research and development, sales and other daily operations
9	Nanjing, China	Owned, 56,120 square meters to be developed for manufacturing, research and development, sales and other daily operations
10	Sundbyberg, Stockholm, Sweden	Leased, 865 square meters, used for research and development, sales and other daily operations
11	Mahwah, New Jersey	Owned, 130,000 square feet, used as a Patient Monitoring and Technology Services headquarters and the manufacturing, research and development and warehousing of patient monitoring devices
12	Hoevelaken, Netherlands	Owned, 12,700 square feet, used for office and warehousing
13	Seattle, Washington	Leased, used for research and development, sales support and other daily operations

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — The global economic downturn adversely affected, and could continue adversely affecting, our business and could materially affect our, financial condition and results of operations.”

A. Operating Results.

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From our main manufacturing and engineering base in China and through our worldwide distributor and direct sales networks, we supply internationally a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems. We currently offer over 70 products across these three segments.

Our overall net revenues increased from $294.3 million in 2007 to $547.5 million in 2008 and to $634.2 million in 2009. Our net income increased from $78.0 million in 2007 to $108.7 million in 2008 and to $139.2 million in 2009. These increases reflect both organic growth and the Datascope acquisition.

Geographically, our net revenues outside of China increased from $148.8 million in 2007 to $313.0 million in 2008, or from 50.6% to 57.2% of our total net revenues. This increase primarily reflects the increased international penetration resulting from new direct operations provided by the Datascope acquisition, and expanded and new indirect operations. Net revenues outside of China also increased as a result of the positive impact of new and enhanced product introductions. Our net revenues generated outside China increased from $313.0 million in 2008 to $341.6 million in 2009, representing a decrease as a percentage of total net revenues from 57.2% to 53.9%. The increase in dollar terms primarily reflects a full year of net revenues contribution from the Datascope acquisition. The decrease in percentage terms reflects the global economic downturn, which was generally felt more strongly outside of China.

We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,200 sales and sales support personnel as of December 31, 2009. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. While we intend to continue selling our products in China primarily to distributors, we are also seeking to expand our geographic coverage and build brand recognition by establishing direct sales channels and increasing marketing activities.

Outside of China, we sell our products through more than 1,500 third-party distributors and our sales force of approximately 150 based in the U.S., the United Kingdom, France, and Germany as of December 31, 2009. We intend to continue investing in international sales channels, including the localization of sales staff in international offices. We believe that the localization of sales staff in international offices improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2007, 2008, and 2009. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2009, we had more than 1,400 engineers in multiple research and development centers in both China and the U.S. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Pricing

We sell our products both through our direct sales force and to distributors. In markets where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Where we rely on direct sales, we price our products based primarily on market conditions. We believe that we offer products with a more favorable ratio of functionality to cost than our competitors.

The average selling prices of our products typically decrease over time due to natural price erosion. With the current global economic downturn, we are facing more pricing pressures, which we anticipate will continue in the near term. In China and other developing markets, we anticipate average selling price declines generally in line with our prior experiences. However, we face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. Furthermore, our China sales include government tender sales, which tend to have higher sales volumes but lower average selling prices.

Currency fluctuations have not had a material impact on our pricing.

Revenues

Our customer base is widely dispersed on a geographic basis, with sales into more than 160 countries. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) the growing private market for healthcare, driven by increasing wealth; (ii) the increasing availability of health insurance; and (iii) anticipated increases in government healthcare spending, particularly that directed at county-level hospitals. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market.

For our sales in China, we present revenues net of value-added tax, or VAT. VAT represents the amount we collect from our customers at 17% offset by the VAT refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices. In September 2008, pursuant to Cai Shui 2008 No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we were able to receive a VAT refund for sales of our embedded software on a retroactive basis. As we did not have prior experience in claiming the VAT refund under Cai Shui 2008 No. 92, the refund relating to sales of our embedded software during the period from January 2006 to June 2008 was only included in our net revenues when the refund claims had been approved by the PRC State Administration of Taxation in 2008. The refund relating to the sales of our embedded software during the period from July 2008 to December 2008, which was approved by the PRC State Administration of Taxation in the first quarter 2009, was included in our 2009 net revenues. Subsequently, we recognized the refund due from sales of our embedded software in 2009 on an as-accrued basis. Based on current PRC regulations, this refund will be available until the end of 2010. The PRC government may or may not choose to renew such policy. The amount of the VAT refund included in revenues was $nil, $21.8 million, and $24.8 million for the years ended December 31, 2007, 2008 and 2009, respectively.

In recent years, due to our expanding market presence outside China, our net revenues from outside China, particularly in Europe and North America, increased as a percentage of our total net revenues. However, due in large part to the global economic downturn, currency fluctuations and uncertainty surrounding potential United States healthcare reforms, this trend reversed in 2009, and we believe in the near term that our net revenues from sales to the North American and European markets will grow more slowly than our total net revenues growth rate. However, we anticipate significant revenue growth in other developing markets, particularly Asia Pacific, Latin and South America, and Africa.

Our customer base is also widely dispersed on a net revenues basis. In each of 2007, 2008 and 2009, no single customer accounted for more than 3.0% of our total net revenues.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 43.9%, 24.5% and 25.6% of our total net revenues in 2009, respectively. We also have a business segment called “others” which includes primarily services revenues and occasional revenues from contract research and development projects and other non-recurring revenue.

Patient Monitoring and Life Support Products.  We derive revenues for our patient monitoring and life support products segment from the sale of patient monitors and other life support and related products. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within and outside China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our short-term product pipeline. Because this is our most developed product segment with relatively larger market share, we anticipate that this segment will grow less quickly than our other two product segments.

In-Vitro Diagnostic Products.  We derive revenues for our in-vitro diagnostic products segment from diagnostic laboratory instruments and related reagents sales. Our current in-vitro diagnostic products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We anticipate continued in-vitro diagnostic product revenue growth as we further penetrate this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in both of these categories. Consumable liquid reagents must be used each time an analysis is performed, generating a recurring revenue stream. Diagnostic laboratory reagent sales accounted for 20.7% of the segment’s 2009 net revenues, up from 15.7% in 2008. We expect reagent sales to increase in real and percentage terms as we build a sufficient concentration in our installed base of analyzers, coupled with more effective marketing methods for our reagents.

Medical Imaging Systems.  We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products and related accessories. We anticipate that, on a percentage basis, net revenues in our medical imaging systems segment in the near term will grow more quickly than total net revenues, as we introduce higher-end products with increased functionality, such as our DC-7 and forthcoming M-7 models, and further penetrate the medical imaging systems market.

Others.  We derive revenues for our others segment from after-sales services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our others segment may not follow the same growth rate as our primary segments. Our others segment accounted for 6.0% of our total net revenue in 2009.

Our ability to increase our revenues depends in large part on our ability to increase the market penetration of our existing products and successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.

In any period, several factors will impact our net revenues, including:

•	global economic conditions;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new and potentially increased competition;

•	new product introductions by us and our competitors;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	exchange rate fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit for our customers;

•	the continued availability of VAT refunds;

•	sales seasonality;

•	key governments and major group purchasing organizations tender criteria changes, policy changes, review process changes, and execution timing changes;

•	government tax policy changes such as China VAT software refund policy;

•	healthcare-related policies that could lead to curtailed capital investments, particularly in China and the United States; and

•	regulatory actions, such as those approving or denying products or product lines.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.”

Cost of Revenues

Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs and provisional costs of warranty-based maintenance, repair services, and the cost of providing sales incentives.

Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, and our pricing strategies in different markets. See “— Comparison of Years Ended December 31, 2008 and December 31, 2009 — Gross Profit and Gross Margin” and “— Comparison of Years Ended December 31, 2007 and December 31, 2008 — Gross Profit and Gross Margin.”

Enhanced products.  When we introduce a new product that improves upon an existing product, our cost of revenues is typically lower than for existing products in that category, as we take advantage of previously achieved manufacturing efficiencies from the outset.

New product types and lines.  Cost of revenues tends to be higher for new product types or lines. Therefore, when we introduce a greater than average number of new product types or lines, our cost of revenues as a percentage of net revenues tends to be higher. This is due primarily to start-up costs and generally higher raw material and component costs when the initial production volumes are low. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. Furthermore, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.

Over time, production costs for our products typically decrease due to our:

•	leveraging our understanding of component performance by identifying more suitable and cost-effective components;

•	standardizing components across product models and product lines;

•	seeking to use adaptable and cost-effective software instead of hardware where possible; and

•	actively managing our supply chain.

We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture a significant portion of our products in China. Furthermore, we continually seek to improve cost of revenues by:

•	leveraging our research and development capacities to improve manufacturing efficiencies and product design, thereby reducing production costs;

•	vertically integrating our manufacturing operations and realigning manufacturing facilities, allowing us to increasingly produce product components in-house;

•	strategically moving to China component and raw material production and product assembly for our U.S. operations;

•	generating economies of scale through increased purchase volumes and using more common resources across product lines; and

•	realigning our employees to leverage their core competencies and to reduce redundancies.

Historically, these efforts have typically enabled us to reduce our per unit cost of revenues on a year-over-year basis. These positive effects have helped us maintain or improve gross margins while facing pricing pressures, wage increases in China, and higher raw materials costs. We believe we will continue facing each of these issues going forward.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2007 and 2009, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, in 2009 we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.

Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues, new product introductions and product mix.

As anticipated, gross margins were negatively impacted in 2008 by existing products from the Datascope acquisition, as these products had overall lower gross margins than our existing products due to the step up in value of the inventory upon acquisition. Our ability to re-engineer the Datascope product line has significantly improved our overall gross margin in that territory. Over time, we expect to continue replacing or reengineering our products to further improve gross margins in this area.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.

Selling Expenses

Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, contracted repair and maintenance services, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.

In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to expand our coverage and build brand recognition by establishing direct sales channels and increasing marketing activities, which may increase our selling expenses.

We expect that certain components of our selling expenses as a percentage of total net revenues will increase as we invest in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, we anticipate that general and administrative expenses will stabilize or even decline as a percentage of net revenues.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing, and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs. We are committed to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We therefore intend to continue investing approximately 10% of our net revenues in research and development efforts.

Realignment Costs-Post Acquisition

Realignment costs-post acquisition, are primarily personnel-related costs associated with a strategic realignment of various business functions as part of our integration process after the Datascope acquisition. This realignment includes the migration of some manufacturing and assembly from Mahwah to Shenzhen, reorganization of our global research and development team, and the streamlining of certain support functions. We anticipate that realignment costs-post acquisition will be lower in 2010 than in 2009, as the majority of our strategic realignment expenses were incurred in 2009.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. In 2006, we adopted an employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive non-vested shares or options to purchase ordinary shares. These non-vested shares and options generally vest over a service period of three to five years based on a graded vesting schedule and if the employees have met their performance targets based on evaluation of each individual employee. We record employee share-based compensation expenses when the performance condition becomes probable over the service period. We anticipate a new employee share-based compensation structure beginning in 2010 that will be an annual award for employee achievement in the prior year, without ongoing performance targets. The vesting period will be over three years after the initial grant.

We incurred $7.7 million, $8.7 million and $10.2 million in employee share-based compensation expenses in 2007, 2008 and 2009, respectively.

The table below shows the effect of the 2007, 2008 and 2009 share-based compensation charges on our operating expense line items:

	For the Year Ended December 31,
	2007	2008	2009
	(In thousands)

Cost of revenues	$267	$423	$467
Selling expenses	2,781	2,870	3,406
General and administrative expenses	2,232	2,697	3,318
Research and development expenses	2,430	2,731	3,047

Other Income (Expense)

Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, consists primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any. In the third quarter of 2009, we also recorded a non-recurring settlement fee from Beckman Coulter, Inc. that resulted from its request to cancel an existing joint research and development project. The agreement to cancel resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division. Interest income represents interest income derived from cash deposits, restricted cash and restricted investments. We also record other expenses, which consist primarily of interest expense on our loan facilities.

Taxes and Incentives

Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

In 2007, the applicable income tax rate for Shenzhen Mindray was 15%. In March 2007, China passed the China Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises.” Shenzhen Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and Beijing Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 24, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for 2010 and beyond is subject to annual review by the relevant government authority in China. Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. In January 2010 Shenzhen Mindray was also recently awarded “Nationwide Key Software Enterprise” status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2009 calendar year. We anticipate this status will reduce our overall 2009 income taxes by approximately $8.6 million, which we will record in the first quarter of 2010. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government authority in China. Shenzhen Mindray may not be granted this status for 2010 or in any future years.

Beijing Mindray was entitled to an EIT exemption from 2005 to 2007, and is entitled to a 50% tax reduction from 2008 to 2010.

Another of our PRC subsidiaries, Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009, and is entitled to a 50% tax reduction from 2010 to 2012.

Pursuant to an EIT Law effective January 1, 2008 and subsequent interpretation, all FIEs incorporated in the PRC are required to make provision for withholding tax when dividends are declared out of post January 1, 2008 earnings. The applicable tax rate for dividends is generally 10% subject to reduction by the applicable tax treaties in the PRC. Our subsidiaries in the PRC are subject to the EIT Law and are required to withhold income tax from their immediate parent holding companies when they declare dividends out of post-January 1, 2008 retained earnings.

Due to the pending or potential expiration of preferential tax treatments and financial incentives currently available to us, our historic operating results may not be indicative of our operating results for future periods. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.”

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Years Ended December 31,
	2007	2008	2009
	(In thousands, except for share and per share data)

Net revenues	$294,296	$547,527	$634,183
Cost of revenues(a)	(132,768)	(250,573)	(280,319)

Gross profit	161,528	296,954	353,864
Operating expenses:
Selling expenses(a)	(41,083)	(80,088)	(106,142)
General and administrative expenses(a)	(12,042)	(39,903)	(47,512)
Research and development expenses(a)	(28,389)	(51,945)	(58,383)
Realignment costs — post acquisition	—	(899)	(1,215)
Expense of in-progress research and development	—	(6,600)	—

Operating income	80,014	117,519	140,612
Other income, net	2,357	4,918	25,525
Interest income	9,726	8,361	6,574
Interest expense	(11)	(5,163)	(4,759)

Income before income taxes and noncontrolling interest	92,086	125,635	167,952
Provision for income taxes	(14,043)	(16,948)	(28,764)

Net income	$78,043	$108,687	$139,188
Less: Net income attributable to noncontrolling interest	—	—	—

Net income attributable to the Company	$78,043	$108,687	$139,188

Basic earnings per share	$0.73	$1.01	$1.28

Diluted earnings per share	$0.69	$0.96	$1.23

Shares used in computation of:
Basic earnings per share	106,328,347	107,366,250	108,567,305

Diluted earnings per share	112,678,984	113,364,756	113,025,775

Note (a):

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Share-based compensation charges incurred during the years related to:
Cost of revenues	$267	$423	$467
Selling expenses	2,781	2,870	3,406
General and administrative expenses	2,232	2,697	3,318
Research and development expenses	2,430	2,731	3,047

Comparison of Years Ended December 31, 2008 and December 31, 2009

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2008 and 2009:

	2008		2009
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
	(Dollars in thousands, unless otherwise stated)

Geographic Data:
China	$234,454	42.8%	$292,607	46.1%
Other Asia	56,245	10.3	41,998	6.6
Europe	95,023	17.4	75,574	11.9
North America	94,600	17.3	107,455	16.9
Latin America	46,559	8.5	56,561	8.9
Others	20,646	3.7	59,988	9.6

Total net revenues	$547,527	100.0%	$634,183	100.0%

Segment Data:
Patient monitoring and life support products	$243,890	44.5%	$278,082	43.9%
In-vitro diagnostic products	137,270	25.1	155,406	24.5
Medical imaging systems	138,973	25.4	162,470	25.6
Others	27,394	5.0	38,225	6.0

Total net segment revenues	$547,527	100.0%	$634,183	100.0%

Our total net revenues increased by $86.7 million, or 15.8% from $547.5 million in 2008 to $634.2 million in 2009. This increase primarily reflects revenues growth in China, as well as a full year of revenues contribution from the Datascope acquisition, compared to eight months in 2008.

On a geographic basis, net revenues generated in China increased by $58.2 million, or 24.8%, from $234.5 million in 2008 to $292.6 million in 2009. This increase primarily reflects increased revenues generated from increased private spending on healthcare in China, China’s governmental healthcare reform program, expanded product lines and improved sales strategies.

Net revenues generated outside of China increased by $28.5 million, or 9.1% from $313.0 million in 2008 to $341.6 million in 2009. As a percentage of total net revenues, net revenues generated outside of China decreased from 57.2% in 2008 to 53.9% in 2009. This decrease primarily reflects the global economic downturn, partially offset by a full year of net revenues contribution from the Datascope operation in 2009 compared to eight months of net revenues contribution in 2008.

Each of our business segments experienced net revenues growth in 2009. Net revenues in our patient monitoring and life support products segment increased by $34.2 million, or 14.0%, from $243.9 million in 2008 to $278.1 million in 2009. This growth resulted primarily from the Datascope acquisition, increased sales of our Beneview series patient monitoring devices, and our anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.

Net revenues in our in-vitro diagnostic products segment increased by $18.1 million, or 13.2%, from $137.3 million in 2008 to $155.4 million in 2009. This increase primarily reflects reagent sales growth and sales growth for our BC-5300 five-part hematology analyzers and our BS-400 four hundred tests per hour chemistry analyzers.

Net revenues in our medical imaging systems business segment increased by $23.5 million, or 16.9%, from $139.0 million in 2008 to $162.5 million in 2009. This growth resulted primarily from the introduction of our DC-3 color ultrasound and portable M-5 color ultrasound systems.

Net revenues from others increased from $27.4 million in 2008 to $38.2 million in 2009. This growth resulted primarily from a full year of service-related income contribution from the Datascope acquisition in 2009, compared to eight months in 2008.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues decreased from 45.8% in 2008 to 44.2% in 2009. This decrease was attributable primarily to a favorable change in product mix, reduced cost of revenues for new products compared to existing products, raw materials and components cost reductions, manufacturing efficiency improvements, and moving some production and assembly from the U.S. to China. These savings were partially offset by our acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. We anticipated the negative impact from the acquisition, and have gradually improved related cost of revenues. Total cost of revenues increased from $250.6 million in 2008 to $280.3 million in 2009. These increases were primarily due to increased sales volumes.

Patient monitoring and life support devices

Cost of revenues as a percentage of total net revenues decreased from 45.8% in 2008 to 44.2% in 2009. The decrease was attributable primarily to a favorable change in product mix and reduced cost of revenues for new products. In particular, for new products introduced to the US market to replace certain legacy products, cost of revenues was reduced through economies of scale and design improvement.

In-vitro diagnostic products

Cost of revenues as a percentage of total net revenues decreased from 44.5% in 2008 to 43.7% in 2009. The decrease was mainly attributable to higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales. Reagent sales had increased from 15.7% of total IVD sales in 2008 to 20.7% in 2009.

Medical imaging systems

Cost of revenues as a percentage of total net revenues increased from 34.6% in 2008 to 36.7% in 2009. The increase in cost of revenues as a percentage of net revenues was primarily due to higher volume sales in products at lower gross margins that offset the savings derived from components as a result of an increasing percentage of in-house manufacturing of probes.

Gross Profit and Gross Margin

Total gross profit increased by $56.9 million, or 19.2%, from $297.0 million in 2008 to $353.9 million in 2009. Our consolidated gross margin was 54.2% in 2008 and 55.8% in 2009.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expenses, as a percentage of total net revenue, increased from 32.8% in 2008 to 33.6% in 2009. The increase was primarily attributable to a full year of Datascope expenses in 2009, compared to eight months in 2008, and operating our business with localized staff internationally and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased by $33.8 million, or 18.8%, from $179.4 million in 2008 to $213.3 million in 2009.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 14.6% in 2008 to 16.7% in 2009. Our selling expenses increased by $26.1 million, or 32.5% from $80.1 million in 2008 to $106.1 million in 2009. The increases as a percentage of total net revenues from 2008 to 2009 were primarily attributable to the following:

•	a full-year effect from the Datascope acquisition, compared to eight months in 2008;

•	building our direct sales force infrastructure and localizing our indirect sales management;

•	international expansion in developed and developing countries, which tends to be more expensive;

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;

•	increase in travel, marketing and training expenses; and

•	an increase in share-based compensation expense.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, increased slightly from 7.3% in 2008 to 7.5% in 2009. The increase was primarily attributable to overall higher general and administrative costs in more developed countries, particularly the United States, and increased overall corporate spending to support sales operation growth.

Our general and administrative expenses increased from $39.9 million in 2008 to $47.5 million in 2009. This increase was mainly attributable to the full year effect as compared to eight months in 2008 after our acquisition of Datascope’s patient monitoring business. Increased is mostly related to salaries and related compensation expenses. In addition, we have also incurred additional expenditure in Information Technology system and infrastructure by implementing SAP system in the acquired Datascope operations covering the US and the European regions.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.5% in 2008 and 9.2% in 2009. This improvement is due primarily to more effective utilization of our engineering resources in Mahwah, New Jersey. Our research and development expenses increased by $6.4 million, or 12.4%, from $51.9 million in 2008 to $58.4 million in 2009. This increase was primarily attributable to headcount adjustments and salary increases.

Expense of In-Progress Research and Development

In 2008, we incurred a charge of $6.6 million related to a write-off of in-progress research and development, an intangible asset identified during the Datascope acquisition. In 2009, we did not record any charge for in-progress research and development.

Other Income (Expense)

We had other income, net, of $4.9 million in 2008 and $25.5 million in 2009. A majority of other income in 2009 was related to $14.0 million of non-recurring income from a mutual termination of a joint development and OEM chemical analyzer project with Beckman Coulter, Inc., and a government subsidy of $11.6 million in connection with our research and development and manufacturing project in Nanjing, net of other expenditures, we also had $6.6 million in interest income in 2009, mainly from investing our restricted cash as part of the collateralized assets for the bank loans.

Our interest expense decreased from $5.2 million in 2008 to $4.8 million in 2009. This decrease was primarily attributable to decreased interest on financing obtained for the Datascope acquisition and interest on our working capital facilities as we paid down outstanding principal and a reduction in interest rates.

Provision for Income Taxes

Provision for income taxes increased from $16.9 million in 2008 to $28.8 million in 2009. Our overall effective tax was 13.5% and 17.1% in 2008 and 2009, respectively. The increase in effective tax rate was partially due to an increase in deferred tax liabilities of total $2.3 million in relation to withholding tax on proposed dividend to be declared by our PRC subsidiary; and the amortization of goodwill that is recorded in the tax accounting but not in the statutory accounting. The increase was also partially due to the recording of valuation allowances against some of our deferred tax assets derived from operations outside China.

Net Income

As a result of the foregoing, net income increased from $108.7 million in 2008 to $139.2 million in 2009, while net margin increased from 19.9% in 2008 to 21.9% in 2009.

Comparison of Years Ended December 31, 2007 and December 31, 2008

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2007 and 2008:

	2007		2008
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
	(Dollars in thousands, unless otherwise stated)

Geographic Data:
China	$145,493	49.4%	$234,454	42.8%
Other Asia	39,606	13.5	56,245	10.3
Europe	54,033	18.4	95,023	17.4
North America	20,018	6.8	94,600	17.3
Latin America	22,501	7.6	46,559	8.5
Others	12,645	4.3	20,646	3.7

Total net revenues	$294,296	100.0%	$547,527	100.0%

	2007		2008
		Net		Net
		Revenues		Revenues
	Net	% of	Net	% of
	Revenues	Total	Revenues	Total
	(Dollars in thousands, unless otherwise stated)

Segment Data:
Patient monitoring and life support products	$106,553	36.2%	$243,890	44.5%
In-vitro diagnostic products	91,767	31.2	137,270	25.1
Medical imaging systems	91,522	31.1	138,973	25.4
Others	4,454	1.5	27,394	5.0

Total net segment revenues	$294,296	100.0%	$547,527	100.0%

Our total net revenues increased 86.0% from $294.3 million in 2007 to $547.5 million in 2008. This increase resulted primarily from improved penetration in both our domestic and international markets and our introduction of new products. Increases in 2008 were also driven by the Datascope acquisition.

On a geographic basis, net revenues generated in China increased 61.1% from $145.5 million in 2007 to $234.5 million in 2008. This increase reflects increased sales generated from our new products to existing and new customers as we added products that meet customer needs, and additional sales resulting from increased government spending on healthcare in China.

Net revenues generated outside of China grew faster than net revenues generated in China, increasing from $148.8 million in 2007 to $313.0 million in 2008, or 110.4% growth. As a percentage of total net revenues, net revenues generated outside of China increased from 50.6% in 2007 to 57.2% in 2008. These increases reflect our improved penetration in international markets, with sales into more than 160 countries in 2008. The 2008 increases also reflect the Datascope acquisition.

Each of our business segments experienced significant net revenues growth in 2007 and 2008. Net revenues in our patient monitoring and life support products segment increased from $106.6 million in 2007 to $243.9 million in 2008, or 128.9% growth. Growth was impacted by the Datascope acquisition and increased sales of our Beneview series patient monitoring devices and our WATO anesthesia machines. We also continued gaining market acceptance from the higher-tier market in China.

Net revenues in our in-vitro diagnostic products segment increased from $91.8 million in 2007 to $137.3 million in 2008, or 49.6% growth. This growth resulted primarily from increased sales of our existing in-vitro diagnostic products and the introduction in 2007 of our BC-5500 hematology analyzer and our BS-200 and BS-400 chemistry analyzers.

Net revenues in our medical imaging systems business segment increased from $91.5 million in 2007 to $139.0 million in 2008, or 51.8% growth. This growth resulted primarily from increased sales of our existing medical imaging systems and the introduction of our DC-6 ultrasound system in 2006. 2008 revenues were also boosted by the introduction of our DC-3 and portable M-5 ultrasound systems.

Net revenues from others increased from $4.5 million in 2007 to $27.4 million in 2008. This growth resulted primarily from our acquisition of Datascope’s patient monitoring business, which generated more service-related revenues.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues was 45.1% in 2007 and 45.8% in 2008. This stability is attributable primarily to natural price erosion being offset by savings on raw materials and components and improved manufacturing efficiencies. In 2008, cost of revenues as a percentage of total net revenues was negatively affected by the acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. Total cost of revenues increased from $132.8 million in 2007 to $250.6 million in 2008, representing 88.7% growth. This increase was primarily due to increased sales volumes.

Patient monitoring and life support devices

Cost of revenues as a percentage of total net revenue increased from 45.1% in 2007 to 45.8% in 2008. The increase resulted from the acquisition of Datascope’s patient monitoring business, which has a higher overall cost of revenues compared to our historical business. In particular, there was a $4.3 million write down for inventory obsolescence recorded in 2008 as a result of a change in market conditions and estimates of forecasted net revenue levels.

In-vitro diagnostic products

Cost of revenues as a percentage of total net revenues decreased from 48.3% in 2007 to 44.5% in 2008. The decrease was mainly attributable to higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales.

Medical imaging systems

Cost of revenues as a percentage of total net revenues decreased from 39.5% in 2007 to 34.6% in 2008. The reduction in cost of revenues as a percentage of net revenues was primarily driven by savings on components due to an increasing percentage of in-house manufacturing of probes.

Gross Profit and Gross Margin

Total gross profit increased from $161.5 million in 2007 to $297.0 million in 2008, or 83.8% growth. Our consolidated gross margin was 54.9% in 2007 and 54.2% in 2008.

Gross Profit and Gross Margin

Total gross profit increased from $161.5 million in 2007 to $297.0 million in 2008, or 83.8% growth. Our consolidated gross margin was 54.9% in 2007 and 54.2% in 2008.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses and expense of in-progress research and development. Operating expense, as a percentage of total net revenue, increased from 27.7% in 2007 to 32.8% in 2008. The increase was primarily attributable to the overall higher costs resulting from the Datascope acquisition and operating our business with localized staff and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased from $81.5 million in 2007 to $179.4 million in 2008, representing 120.1% growth.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 14.0% in 2007 to 14.6% in 2008. Our selling expenses increased from $41.1 million in 2007 to $80.1 million in 2008. The increases as a percentage of total net revenues from 2007 to 2008 were primarily attributable to the following:

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount, particularly on our international sales team;

•	increase in travel, marketing and training expenses;

•	an increase in share-based compensation expenses;

•	our acquisition of Datascope’s patient monitoring business, which accounted for more than 30% of our selling expenses in 2008;

•	international expansion in more developed countries, which tends to be more expensive; and

•	building our direct sales force infrastructure and localizing our direct sales staff,

which were largely offset by improved operating leverage in our selling structure in China as we continue to create and improve economies of scale in this area.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, increased from 4.1% in 2007 to 7.5% in 2008. The increase was primarily attributable to the amortization expenses of intangibles as a result of the acquisition of Datascope’s patient monitoring business, which accounted for approximately 40% of our general and administrative expenses in 2008, and overall higher general and administrative costs in more developed countries, particularly the United States. Our general and administrative expenses increased from $12.0 million in 2007 to $40.8 million in 2008. The increase was attributable primarily to an increase in salaries and depreciation expense.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.6% in 2007 and 9.5% in 2008. Our research and development expenses increased from $28.4 million in 2007 to $51.9 million in 2008. Research and development headcount and salary increases accounted for 58.9% of the increase in 2007 and 57.0% of the increase in 2008 as we built capacity for our new R&D facility in Shenzhen and as a result of the Datascope acquisition, which accounted for 13.5% of our research and development expenses in 2008.

Expense of In-Progress Research and Development

In 2008, we incurred a charge of $6.6 million related to a write-off of in-progress research and development, an intangible asset identified during the Datascope acquisition.

Other Income (Expense)

We had other income of $2.4 million in 2007 and $4.9 million in 2008. Majority of other income in 2007 was related to government subsidies and exchange rate gain. $2.7 million of our other income in 2008 came from a non-recurring manufacturing fee as provided for in the transitional services agreement related to the Datascope acquisition.

Our interest expense increased from $0.0 in 2007 to $5.2 million in 2008. This increase was primarily attributable to interest on financing obtained for the Datascope acquisition and interest on our working capital facilities. See “— Liquidity and Capital Resources.”

Provision for Income Taxes

Provision for income taxes increased from $14.0 million in 2007 to $16.9 million in 2008. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our income taxes have been relatively low. Our overall effective tax rate was 15.2% in 2007 and 13.5% in 2008.

Net Income

As a result of the foregoing, net income increased from $78.0 million in 2007 to $108.7 million in 2008, while net margin decreased from 26.5% in 2007 to 19.9% in 2008.

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

Allowance for Doubtful Accounts

We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to most of our direct customers and select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts balance as of December 31, 2008 and 2009 were, $3.9 million, and $7.6 million, respectively. Additional allowances may be required as we extend additional credit to domestic distributors and qualified international direct customers and distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Write Down of Inventories

We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the standard cost basis that approximates the average cost method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for obsolete or slow-moving inventory. We record such adjustments to cost of revenues in the period the condition exists.

Warranty Provision

We record a warranty provision at the time product revenues are recorded based on our historical experience and review the provision during the year and if necessary, adjusting the provision to reflect new product offerings or changes in claims, which we track by product line.

Impairment of goodwill and indefinite-lived intangible assets

We review our goodwill and indefinite-lived intangible assets for potential impairment at least annually or in circumstances where indicators of impairment exist. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of the reporting unit with its carrying value, including goodwill and (2) comparing the implied fair value of the goodwill with its carrying value. For indefinite-lived intangible assets, an impairment loss is recognized for any excess of carrying value over its estimated fair value. The estimates of fair values involve significant judgement by management.

We review our long-lived assets and finite-lived intangible assets for potential impairment in circumstances where the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. We have not experienced any events or changes that would indicate that the carrying amounts of any of our assets may not be recoverable.

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with ASC740, Income Tax, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 15.2% in 2007, 13.5% in 2008 and 17.1% in 2009.

Revenue Recognition

We generate revenues from medical device sales. The medical devices that we sell include a software element that is essential to their functionality as a whole. However, since the sales arrangements do not require significant production, modification or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred (e.g., an exchange has taken place);

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with general right of return, price protection or cash rebates. The sales arrangements do not include any significant after-sale customer support services and do not provide customers with upgrades. Accordingly, revenues from the sale of products are typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. Revenue for service repairs of equipment is recognized after service has been completed, and service revenue is recognized ratably over the term of the contract.

We offer sales incentives to certain customers in the form of free products if they meet a certain level of items purchased. The costs of these sales incentives are estimated and accrued as a cost of revenues with a corresponding current liability at the time of revenue recognition based on our past experience and our customers’ purchase history, which involves significant judgment by management.

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

Impact Upon Adoption of New Accounting Standards

Subsequent events

In February 2010, the FASB issued ASU 2010-09 which updated ASC 855 and removed the requirement to disclose the date through which an entity has evaluated subsequent events. The FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”) in May 2009, which set forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on our financial statements.

Noncontrolling Interests

In December 2007, the FASB issued FAS No. 160, subsequently coded ASC 810-10-65, “Consolidations (Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ”. ASC 810-10-65 requires (i) that non-controlling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained non-controlling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. The presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We adopted ASC 810-10-65 on January 1, 2009 and the consolidated financial statements as of and for the two years ended December 31, 2007 and 2008 had included the retrospective adjustments. The retrospective adjustments include reclassifications of net income before minority interest of $78.0 million and $108.7 million, minority interest of $0 million and $0 million, and net income of $78.0 million and $108.7 million to net income, net income attributable to noncontrolling interest and net income attributable to the Company, for the year ended December 31, 2007 and 2008, respectively, on the consolidated statements of operations. Additionally, minority interest of US$2 thousand as at December 31, 2008 has been reclassified to noncontrolling interest and presented separately as a component of stockholders’ equity on the consolidated balance sheet.

Recent Accounting Pronouncements

In January 2010, the Financial Accounts Standards Board FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of

Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers’ disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently assessing the impact of this statement, but believe it will not have a material impact on our financial position, results of operations, or cash flows upon adoption.

In October 2009, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2009-13 on ASC 605, “Revenue Recognition — Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 amended guidance related to multiple-element arrangements which requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. The consensus eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances. All entities must adopt the guidance no later than the beginning of their first fiscal year beginning on or after June 15, 2010. Entities may elect to adopt the guidance through either prospective application for revenue arrangements entered into, or materially modified, after the effective date or through retrospective application to all revenue arrangements for all periods presented. We are currently evaluating the impact, if any, of ASU 2009-13 on our financial position and results of operations.

In October 2009, the FASB issued ASU No. 2009-14 on ASC 985, “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14). ASU 2009-14 amended guidance that is expected to significantly affect how entities account for revenue arrangements that contain both hardware and software elements. As a result, many tangible products that rely on software will be accounted for under the revised multiple-element arrangements revenue recognition guidance, rather than the software revenue recognition guidance. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-element arrangements guidance noted above. We are currently evaluating the impact, if any, of ASU 2009-14 on our financial position and results of operations.

In June 2009, the FASB issued Statement No. 167, subsequently coded ASC 810, “Amendments to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities”. ASC 810 expands the scope of Interpretation No. 46(R) to include entities which had been considered qualifying special purpose entities prior to elimination of the concept by ASC 860. ASC 810 requires entities to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. ASC 810 changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity.

ASC 810 requires enhanced disclosures that will provide investors with more transparent information about an enterprise’s involvement with a variable interest entity. ASC 810 is effective for each entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that annual period. This statement will have no impact on our financial reporting under our current business plan.

In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The adoption of ACS 105 does not have a significant effect on our results or financial position.

B.	Liquidity and Capital Resources.

Overview

We anticipate that we will continue to generate operating cash flow sufficient to meet our cash needs and operations and make payments on existing liabilities for at least the next 12 months. We also believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated operational circumstances, and do not anticipate that we will need to utilize non-operational cash sources such as additional debt or equity financing to meet our current operational cash needs.

	Year Ended December 31,
	2007	2008	2009
		(In thousands)

Cash and cash equivalents	$189,045	$96,370	$204,228
Net cash generated from operating activities	93,401	92,916	172,250
Net cash used in investing activities	(118,785)	(335,020)	(68,136)
Net cash (used in) generated from financing activities	(11,660)	142,203	3,651

Operating Activities

Net cash generated from operating activities was $93.4 million in 2007, $92.9 million in 2008 and $172.3 million in 2009. This increase in 2009 as compared to 2008 was mainly attributable to:

•	a substantial increase in net income of $30.5 million from $108.7 million to $139.2 million;

•	a net positive change in working capital as a result of additional cash received in connection with a VAT refund and a one-time income of $14 million resulting from a mutually agreed upon termination of a joint development OEM chemical analyzer project with Beckman Coulter, Inc. The agreement resulted from changes in business strategy by Beckman Coulter, Inc after it acquired the Olympus Diagnostic division; and

•	an increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization, provision of doubtful debt, and inventory write-off.

Our inventory turnover days were 55, 60 and 74 days in 2007, 2008 and 2009, respectively. The increase represents an overall increase in inventory carrying value resulting from our expanded product portfolio. In addition, inventory levels maintained by our U.S. operations are generally higher than our China-based operations business.

Our accounts receivable turnover days were 26, 40 and 53 days in 2007, 2008 and 2009, respectively. This increase was primarily due to the growth of our international business. Our international customers generally have longer credit terms than our China-based customers.

Our average accounts payable turnover days were 59, 46 and 43 days in, 2007, 2008, and 2009, respectively.

Our inventory, accounts receivable and accounts payable turnover days reported above for 2009 were calculated based on the average of the beginning and ending balances of the fourth quarter. This method is different from the method used in 2008 and 2007.

Investing Activities

Investing activities primarily include an acquisition, restricted cash, third party loans and purchases of property, plant and equivalent. Net cash used in investing activities was $118.8 million, $335.0 million and $68.1 million in 2007, 2008 and 2009, respectively. In 2008, the acquisition of Datascope’s patient monitoring device business accounted for $211.2 million of the increase. Restricted cash increase from Nil in 2007 to $117.5 million in 2008, related to collateral for loans related to our acquisition of Datascope’s patient monitoring device business. See “-Financing Activities”. In addition, purchase of and advance for property, plant and equipment and land use rights increased $23.2 million in 2008 compared to 2007. These purchases were primarily made in connection with the expansion and upgrade of our research and development and manufacturing facilities. See note 7 and 8 to our consolidated financial statements included elsewhere in this annual report. Increase in net cash used in investing activities were offset by a decrease in investments of $58.5 million in 2008 compared to 2007. In 2009, the investing activities represents mainly investment in construction of the new research and development and administrative facility and maintenance of our manufacturing facilities in Shenzhen, PRC.

Financing Activities

Cash used in financing activities typically includes regular of dividend payments, which totaled $15.9 million, $19.3 million and $21.6 million in 2007, 2008 and 2009, respectively, and proceeds from option exercises, which totaled $9.1 million, $6.2 million and $13.2 million in 2007, 2008 and 2009, respectively. Proceeds from bank loans related to the acquisition of Datascope’s patient monitoring device business accounted for $155.3 million of net cash generated from financing activities in 2008.

We maintained working capital facilities with various banks in the PRC. As of December 31, 2009, we applied $5.6 million of our credit facilities towards issuance of letters of credit used as payments to our suppliers and also security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable”. As of December 31, 2009, the total borrowing capacity under these working capital facilities was $87.9 million, of which $80.5 million was available. In June 2008, we additionally entered into a one-year revolving working capital facility in the amount of $25.0 million to finance our working capital requirements. In June 2009, the facility was renewed and extended to March 2010 and the amount was reduced to $13.0 million. As of December 31, 2009, the outstanding balance was $5.0 million and was recorded on our balance sheet as “short-term bank loans”. The outstanding balance was fully repaid in March 2010.

In connection with the Datascope acquisition, we also entered into a loan agreement with Bank of China for approximately $141.4 million, payable in three installments in May, August and November 2009, respectively. In April 2009, we repaid $31.1 million to Bank of China, and in June 2009, the term loan facility was subsequently modified. As of December 31, 2009, the outstanding balance of the loan was $110.0 million. In March 2010, the $110.0 million outstanding loan was repaid in full.

We believe that our current level of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs. We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic coopreration or other similar opportunities. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness would increase our debt service obligations and could subject us to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $47.9 million, $71.1 million, and $56.4 million in 2007, 2008 and 2009, respectively. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. In 2010, we anticipate spending between $50.0 million and $60.0 million on capital expenditures for normal maintenance and completion of our research and development center adjacent to our facility in Shenzhen.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2007 and 2009, our spending on research and development remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31,

2009, our research and development team consisted of more than 1,400 engineers, representing more than one-fourth of our employees worldwide, and we expect to have more than 1,500 engineers on staff by the end of 2010.

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

We employ project selection procedures that focus on projects that we believe are commercially feasible, can generate significant revenue and can be introduced into the market in the near-term. We typically seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Prior to developing a product improvement or new product, we consult with our sales and service representatives and review end-user feedback to assist us in better identifying the changing needs and demands of medical service providers. We also engage outside consultants to assist us in identifying trends in the medical device market. We believe this increases the likelihood of developing commercially viable products. Once we identify a product opportunity, our sales and service, research and development, and manufacturing teams work closely together to determine potential market demand for a product and how it fits with our current design and manufacturing capabilities. We organize regular meetings in which our sales and service, research and development, and manufacturing teams review progress and, if necessary, adjust the emphases of our research and development projects.

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

We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. The location of our research and development centers in Beijing and Nanjing allow us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. The research and development office in Seattle, Washington focuses on more advanced medical device technologies. The research and development facilities in New Jersey and Sweden were acquired in the acquisition of Datascope’s patient monitoring business.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2009 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations.

A summary of our contractual obligations at December 31, 2009 is as follows:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands, unless otherwise stated)

Capital commitments	21,127	—	—	—	21,127
Operating leases(1)	6,780	10,090	7,622	8,276	32,768
Short-term bank loans(2)	103,128	66,000	—	—	169,128
Notes payable	5,647	—	—	—	5,647

Total	136,682	76,090	7,622	8,276	228,670

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

(2)	These short-term bank loans were paid in full in March 2010

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of April 30, 2010:

Name	Age	Position

Xu Hang	47	Chairman and Co-Chief Executive Officer
Li Xiting	58	Director, President and Co-Chief Executive Officer
Ronald Ede	51	Director, Chief Financial Officer
Cheng Minghe	48	Executive Vice President of Strategic Development
Liu Jie	41	Chief Operating Officer
David Gibson	41	President, Datascope Patient Monitoring, Mindray DS USA Corp
Tim Fitzpatrick	43	General Counsel
Joyce I-Yin Hsu(2)(3)	35	Director
Chen Qingtai(1)	72	Director
Lin Jixun	45	Director
Kern Lim(1)(2)(3)	40	Director
Peter Wan(1)(2)(3)	57	Director
Wu Qiyao	73	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, corporate governance and nomination committee

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

Ronald Ede has served as our chief financial officer since May 2009 and as director since September 2006 and our group vice president of international operations since June 2008. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. From 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a marketing director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.

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

Joyce I-Yin Hsu has served as our chief financial officer from February 2006 to April 2009 and as our director since 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her B.S. degree in business administration from the University of California at Berkeley.

Chen Qingtai has served as our director since 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He was dean of the School of Public Policy and Management at Tsinghua University until

October 2009. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director of Bank of Communications Co., Ltd.

Lin Jixun has served as our director since November 1, 2007. Mr. Lin is founder and chief executive officer of ACON Laboratories Inc., a manufacturer of rapid diagnostic test products. Dr. Lin founded ACON Laboratories Inc. in 1995 and serves on its board of directors. He also serves on the board of directors for ACEA BioSciences Inc., a company providing cell-based assay systems for basic life science research and drug discovery. Mr. Lin received his Ph.D. in microbiology and immunology from the Medical University of South Carolina and a Bachelor of Medicine from Zhejiang Medical University.

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

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the president and chief executive officer of Asia Strategic Consulting, and is a Singapore certified public accountant. From 2008 to 2009 Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also serves as a director and chair of the audit committee of China Auto Electronics Group, a Singapore public company, and as a director and member of the audit committee of China Zaino, also a Singapore public company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

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

Our Insider Trading Policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our stock by an independent person who is not aware of material nonpublic information at the time of the trade. From time to time, certain of our directors, executive officers, and employees have adopted Rule 10b5-1 trading plans.

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

Compensation of Directors and Executive Officers

In 2009, we paid aggregate cash compensation of approximately $1.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

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

Under the Amended and Restated 2006 Employee Share Incentive Plan, we are limited to issuing awards exercisable for or representing in the aggregate no more than 21,000,000 Class A ordinary shares.

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

Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that in order to increase the limit on issuable options from the current limit of options exchangeable for 21,000,000 Class A ordinary shares, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Amended and Restated 2006 Employee Share Incentive Plan will terminate in 2016.

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of December 31, 2009, options to purchase 7,616,791 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2009.

	Number of
	Ordinary Shares
	to be Issued
	Upon Exercise	Exercise Price per
Name	of Options	Ordinary Share	Date of Grant	Date of Expiration
		(In $)

Xu Hang	600,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00	September 8, 2006	September 8, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Cheng Minghe	150,000	5.00	February 22, 2006	February 22, 2014
Liu Jie	*	5.00	February 22, 2006	February 22, 2014
	*	20.50	January 23, 2007†	January 21, 2015
	*	20.50	October 12, 2007†	October 12, 2015
David Gibson	*	20.50	May 15, 2008†	May 15, 2016
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
	*	20.50	May 15, 2008†	May 15, 2016
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Jixun Lin	*	20.50	December 21, 2007†	December 21, 2015
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with some of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days.

Each executive officer that has executed an employment agreement with us has agreed to hold, both during and after his employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer that has executed an employment agreement with us has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In our US and European operations we participate in various employee benefit plans to comply with relevant regulations and market conditions. The contributions we made to employee benefit plans in 2007, 2008, and 2009 were $2.0 million, $5.7 million, and $5.3 million, respectively. We did not pay housing funds for our Shenzhen Mindray employees or Nanjing Mindray employees.

In addition, we provide a 401(k) plan to our employees in the U.S. which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. Our contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly basic salary, whereby the contributions to the plan for the year 2008 and 2009 were $0.4 million and $0.9 million, respectively.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Hsu, Lin and Wu will expire at the 2010 annual meeting of our shareholders, the terms of office of Messrs. Li, Wan and Lim will expire at the 2011 annual meeting of our shareholders, and the terms of office of Messrs. Xu, Ede and Chen will expire at the 2012 annual meeting of our shareholders.

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

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Lim is the chairman of our corporate governance and nominations committee. Our board of directors has determined that Mr. Lim and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

Our corporate governance and nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

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

We had approximately 3,700, 5,500 and 5,800 employees worldwide as of December 31, 2007, 2008, and 2009, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2009:

As of
December 31,
2009

Manufacturing	2,030
Research and development	1,330
General and administration	314
Marketing and sales (including customer support and service)	1,594
Mindray Medical USA Corp. (Seattle)	12
Mindray, Nanjing, China	125
Mindray DS USA	358

Total	5,763

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In our US and European operations we participate in various employee benefit plans to comply with relevant regulations and market conditions. The contributions we made to employee benefit plans in 2007, 2008, and 2009 were $2.0 million, $5.7 million, and $5.3 million, respectively. We did not pay housing funds for our Shenzhen Mindray employees or Nanjing Mindray employees.

Generally, in our China-based operations, we enter into a three-year standard employment contract with our officers and managers and a three-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 30, 2010, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 114,600,363 ordinary shares outstanding as of April 30, 2010 taking into consideration options exercisable by such person within 60 days of April 30, 2010.

Percentage
	Ordinary Shares		of Votes
	Beneficially Owned		Held
Name	Number	Percent	Percent

Directors and Executive Officers
Xu Hang(1)**	15,031,497	13.0%	28.9%
Li Xiting(2)**	16,773,472	14.6%	31.1%
Cheng Minghe(3)**	2,459,938	2.1%	5.0%
Joyce I-Yin Hsu	*	*	*
David Gibson	*	*	*
Tim Fitzpatrick	*	*	*
Chen Qingtai	*	*	*
Ronald Ede	*	*	*
Wu Qiyao	*	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.

(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Xu is the sole shareholder and exercises investment and voting power over the shares held by New Dragon. New Dragon is a Cayman Islands company and its address is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	Holdings include Class B ordinary shares and options to purchase Class A ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

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

One of our independent board members, Mr. Lin, has an immediate family member who is the chief executive officer of a company that in 2009 received payments of less that $150,000 from our company under the terms of a supply contract that was in place at the time when Mr. Lin joined our board. Our board has made the determination that the contract is on arms-length commercial terms and our audit committee has approved the terms of the transactions under the contract. The amounts paid under the contract fall within the limits set forth in NYSE Rule 303A.02(b)(v), and our board has made the determination under NYSE Rule 303A.02(a) that Mr. Lin has no material relationship with this company that would compromise his independence.

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

In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB350 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

We paid cash dividends of $15.9 million, $19.3 million and $21.6 million in 2007, 2008, and 2009, respectively.

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

Since the date of our audited consolidated financial statements included in this annual report we completed an offering of 4,000,000 ADSs representing 4,000,000 Class A Ordinary Shares on March 9, 2010 and received proceeds of $149.7 million net of underwriting discount, commission and estimated offering costs. In March 2010, we repaid in full the $110.0 million outstanding Bank of China loan. In addition, in January 2010 our Shenzhen subsidiary was awarded nationwide key software enterprise status for the 2009 calendar year. The status grants us a 10% corporate income tax rate for the Shenzhen subsidiary for 2009. However, as we were notified about the award in January of 2010, we have accounted for the related positive adjustments of $8.6 million in the corporate income tax provision in our financial year 2010. In April 2010, a bank loan of $54.1 million was due for repayment and we have repaid this in full with the related secured fixed deposit plus the interest income.

ITEM 9.	THE OFFER AND LISTING.

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low

2006 (from September 29)	$26.20	$15.55
2007	44.26	22.58
2008	43.61	12.34
2009	34.80	17.15
Quarterly Highs and Lows
First Quarter 2008	41.66	25.66
Second Quarter 2008	41.49	29.82
Third Quarter 2008	43.61	31.47
Fourth Quarter 2008	33.79	12.34
First Quarter 2009	24.13	17.15
Second Quarter 2009	29.23	19.73
Third Quarter 2009	33.92	26.47
Fourth Quarter 2009	34.80	28.89
First Quarter 2010	40.35	34.01
Second Quarter 2010 (through May 6)	39.80	33.99
Monthly Highs and Lows
October 2009	33.00	29.90
November 2009	34.09	28.89
December 2009	34.80	30.24
January 2010	39.50	34.87
February 2010	38.16	34.02
March 2010	39.85	36.40
April 2010	39.00	34.25
May 2010 (through May 6)	38.23	34.10

On May 6, 2010, the closing sale price of our ADSs as reported on the New York Stock Exchange was $35.81 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

On March 10, 2008, we entered into an Asset Purchase Agreement with Datascope, through which we acquired Datascope’s patient monitoring business for a total purchase price of $209 million in cash, as adjusted at the closing date.

In connection with the acquisition of Datascope’s patient monitoring business, on April 23, 2008, our subsidiaries MR Holdings (HK) Limited and MR Investments (HK) Limited entered into a Term Loan Agreement with the Bank of China (Hong Kong) Limited, which is guaranteed by us. Through the Term Loan Agreement, our subsidiaries are permitted to borrow up to $141.4 million or 70% of the acquisition cost of Datascope’ patient monitoring business, whichever is lower. The interest rate under the loan is based on 3-month LIBOR plus a margin from 1% to 3%, which varies under the terms of the Term Loan Agreement. The loan repayments are due in three equal installments, the first due 13 months after funding, the second due 15 months after funding, and the third due 18 months after funding.

In connection with our offering of 4,000,000 ADSs, we entered into an underwriting agreement with Jefferies & Company, Inc. on March 3, 2010, pursuant to which Jefferies & Company, Inc. acted as the underwriter and agreed to purchase all of the 4,000,000 ADSs offered, representing 4,000,000 of our Class A ordinary shares.

Other than the aforementioned contracts, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this annual report.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

The undertaking that we have obtained is for a period of 20 years from June 28, 2005.

U.S. Federal Income Taxation

The following is a general summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code. This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in the light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

•	banks, insurance companies, and other financial institutions;

•	dealers in securities or foreign currencies;

•	regulated investment companies;

•	traders in securities that mark to market;

•	U.S. expatriates;

•	non-U.S. persons and entities;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment;

•	persons holding an ADS or ordinary share as a result of a constructive sale;

•	persons holding an ADS or ordinary share whose functional currency is not the US dollar;

•	U.S. persons who own or are deemed to own 10% or more of the total combined voting power of all classes of shares entitled to vote of Mindray or any of our non-U.S. subsidiaries; or

•	entities that acquire an ADS or ordinary share that are treated as partnerships for U.S. federal income tax purposes and investors (i.e., partners) in such partnerships.

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

Furthermore, this summary does not address any aspect of state, local or foreign tax laws or the alternative minimum tax provisions of the U.S. Internal Revenue Code.

If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the “passive foreign investment company,” or PFIC, rules discussed below under “Passive Foreign Investment Company,” the gross amount of distributions made by us with respect to the ADSs or ordinary shares generally will be included in your gross income in the year received as ordinary dividend income, but only to the extent that the distribution is treated as paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends would generally not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be “qualified dividend income” that is taxed at a reduced rate, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

There is no assurance, however, that any dividends paid on our ADSs or ordinary shares will be eligible for the reduced tax rate. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally be “passive category income.”

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below under “Passive Foreign Investment Company,” you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced long-term capital gains tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2009, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2010. However, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2010 or any future taxable year.

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “Income Test”), or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “Asset Test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, it is possible that our PFIC status will change. In particular, our PFIC status under the Asset Test will generally be determined by using the market price of our ADSs and ordinary shares, which is likely to fluctuate over time, to calculate the total value of our assets. Accordingly, fluctuations in the market price of the ADSs or ordinary shares may result in our being a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects (such as the determination of goodwill) and the composition of our income and assets will be affected by how, and how quickly, we spend the substantial amount of cash that we currently have on hand. If we are classified as a PFIC for any year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or an “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We have listed our ADSs on the New York Stock Exchange and, consequently, provided the ADSs continue to be regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the general PFIC rules discussed above by making a “qualified electing fund” election to include its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a 10% withholding tax on dividends payable to our non-PRC enterprise shareholders result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential 20% individual income tax for individual investors is imposed on dividends we pay to them, and on gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-Chinese enterprises or group enterprise controlled entities.

If we are not deemed a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders” and “Key Information — Risk Factors — Risks Related to Doing Business in China — Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to withholding taxes under PRC tax laws.”

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

You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the Securities and Exchange Commission’s Internet site athttp://www.sec.gov. The Commission’s telephone number is 1-800-SEC-0330.

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

We use U.S. dollars as the reporting currency for our financial statements. All transactions in currencies other than U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.

Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2006, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and approximately 50% of our operating expenses were denominated in currencies other than U.S. dollars. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. In 2008 and 2009, fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in increases in operating income of $1.1 million and $0.3 million, respectively.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar or the euro against the Renminbi would have a negative effect on the corresponding U.S. dollar or the euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2009, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $1.9 million to our total cash and cash equivalents, $1.4 million to restricted cash and restricted investments and $0.3 million to our accounts receivable.

We have not used any forward contracts or currency borrowings to hedge our foreign currency exposure and do not currently intend to do so.

Interest Rate Risk

As of December 31, 2009, our outstanding bank borrowings were $169.1 million of which $66.0 million was classified as long-term borrowings. Out of the $169.1 million, $115.0 million of the borrowings was charged at an interest rate of 1.3% per annum above 3-month LIBOR. In March 2010 the amount of this loan was paid in full and we currently have no significant interest rate risk.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

D.	American Depositary Shares.

The Bank of New York Mellon, or the depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

As provided in the deposit agreement among us, the depositary, and owners and holders of our ADSs, owners and/or holders of our ADSs may have to pay the following service fees to the depositary:

Fees and Expenses	Service

• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $0.02 (or less) per ADS	• any cash distributed to ADS holders
• a fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
• $0.02 (or less) per ADS per calendar year	• depositary services
• registration or transfer fees	• transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares
• $0.02 (or less) per ADS per calendar year	• cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars
• taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• as necessary
• any charges incurred by the depositary or its agents for servicing the deposited securities	• as necessary

The depositary has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors under the ADR program.

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the administration of the ADR program, associated operating expenses and investor relations advice estimated to total $1.3 million. It has also paid $0.2 million expenses on our behalf to third-party service provides. The table below sets forth the fees that the depositary has agreed to waive and/or expenses that it has agreed to pay in the year ended December 31, 2009.

For the year ended December 31, 2009, the depositary made the following payments to us in relation to our ADR program:

Amount Waived or Paid	Category of Expenses

Third-party expenses paid directly to:
$264,274	Consulting Fees
$445,000	Current Auditor
$270,000	Prior Auditor
$139,776	Legal
$92,027	Investor Relations
$61,897	Market Data Consultant
Fees waived in connection with:
$174,753	ADS administration
$1,447,727	Total

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report (the “Evaluation Date”), have concluded that as of the Evaluation Date our disclosure controls and procedures were effective and designed to ensure that all material information required to be included in our reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2009 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of 31 December 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report which appears on page F-1 of this annual report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu for 2007 and PricewaterhouseCoopers for 2008 and 2009, our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2007	2008	2009

Audit fees(1)	$1,000,000	$1,940,000	$1,965,000

Audit-related fees(2)	$100,000	$515,000	$210,000

All Other fees(3)	—	$172,333	$218,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and the Sarbanes-Oxley Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2009 involve principally the review of the company’s quarterly consolidated financial statements.

(3)	“All Other fees” means the aggregate fees billed in each of the fiscal years listed for services provided by our principal auditor, other than services reported under “Audit fees” and “Audit-related fees”. “All Other fees” in 2008 involve principally the consultation fee billed by PricewaterhouseCoopers before they were engaged to be our principal external auditor in July 2008. The fees for 2009 represent mainly review of certain internal control functions and provision of technical training.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

As previously reported in our report on Form 6-K filed on October 15, 2008, our audit committee dismissed Deloitte Touche Tohmatsu, or Deloitte, as our independent accountant, on October 14, 2008. PricewaterhouseCoopers, or PwC, was appointed by our audit committee as our independent registered public accounting firm, effective October 15, 2008.

Deloitte’s report on the financial statements for the year ended December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. During the year ended December 31, 2007 and through October 14, 2008, we did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its report. No “reportable events” (hereinafter defined) occurred during the year ended December 31, 2007 and through October 14, 2008. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A) through (D) of Item 16.F of Form 20-F. We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Deloitte’s letter dated May 7, 2010 is attached herewith as Exhibit 99.1.

As indicated above, on October 15, 2008, our audit committee authorized the engagement of PwC as our independent accountants. During the fiscal year ended December 31, 2007 and through October 14, 2008, neither we nor anyone on our behalf consulted PwC regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the our consolidated financial statements, nor has PwC provided to us a written report or oral advice regarding such principles or audit opinion.

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

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit
Number		Description

1	.1*	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.
2	.1*	Form of American Depositary Receipt.
2	.2*	Specimen Certificate for Class A Ordinary Shares.
2	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.
2	.4#	Form of Indenture
4	.1*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.
4	.2*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.
4	.3*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.2*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.4*	Form of Employment Agreement of Mindray Medical International Limited.
4	.5*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.
4	.6*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.
4	.7*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.
4	.8*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.
4	.9*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.
4	.10*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement, dated August 22, 2005.
4	.11*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
4	.12*	Form of Equity Transfer Agreement.
4	.13†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.
4	.14##	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International, Ltd., dated March 10, 2008.
4	.15##	Loan Agreement between MR Holdings (HK) Limited and MR Investments (HK) Limited and Mindray Medical International Limited, and Bank of China (Hong Kong) Limited, dated April 23, 2008.
8.1		List of Subsidiaries.
11	.1**	Code of Business Conduct.
12.1		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

Exhibit
Number	Description

12.2	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).
13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.
23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.
99.1	Letter from Deloitte Touche Tohmatus CPA Ltd. to the Securities and Exchange Commission, pursuant to the requirement of Item 16F of Form 20-F.

*	Previously filed with the Registrant’s Report filed on November 10, 2008 on Form 6-K (File No. 001-33036).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140028).

**	Previously filed with the Registrant’s Report filed on June 30, 2008 on Form 20-F (File No. 001-33036).

#	Previously filed with the Registrant’s registration statement on Form F-3 (File No. 333-165169).

##	Previously filed with the Registrant’s Report filed on May 15, 2008 on Form 6-K (File No. 001-33036).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/  Xu Hang

Xu Hang
Chairman and Co-Chief Executive Officer

Date: May 7, 2010

MINDRAY MEDICAL INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

We also have audited the adjustments to the 2007 consolidated statements of operations, shareholders’ equity and comprehensive income for the year ended December 31, 2007 to retrospectively apply the change in accounting for noncontrolling interests, as described in Note 2(aa). In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated statements of operations, shareholders’ equity and comprehensive income for the year ended December 31, 2007 of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

PricewaterhouseCoopers

Hong Kong, May 7, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mindray Medical International Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting for noncontrolling interests as discussed in Note 2(aa) to the consolidated financial statements, the consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows of Mindray Medical International Limited and subsidiaries (the “Company”) for the year ended December 31, 2007 (the 2007 consolidated financial statements before the effects of the adjustments discussed in Note 2(aa) to the consolidated financial statements are not presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting for noncontrolling interests discussed in Note 2(aa) to the consolidated financial statements, present fairly, in all material respects, the results of Mindray Medical International Limited and subsidiaries’ operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2(x) to the consolidated financial statements, the accompanying 2007 consolidated financial statements have been retrospectively adjusted for the change in reporting currency in 2008.

As discussed in Note 22 to the consolidated financial statements, the 2007 reported segment information has been retrospectively adjusted in order to conform to the change in measurement of segment profit or loss in 2008.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting for noncontrolling interests as discussed in Note 2(aa) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Deloitte Touche Tohmatsu CPA Ltd.

Shenzhen, China
June 27, 2008
(May 8, 2009 as to Note 2(x) and Note 22)

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2008	2009
	(Dollars in thousands, except for share and per share data)

Net revenues	$294,296	$547,527	$634,183
Cost of revenues(a)	(132,768)	(250,573)	(280,319)

Gross profit	161,528	296,954	353,864
Operating expenses:
Selling expenses(a)	(41,083)	(80,088)	(106,142)
General and administrative expenses(a)	(12,042)	(39,903)	(47,512)
Research and development expenses(a)	(28,389)	(51,945)	(58,383)
Realignment cost — post acquisition	—	(899)	(1,215)
Expense of in-process research and development	—	(6,600)	—

Operating income	80,014	117,519	140,612
Other income, net	2,357	4,918	25,525
Interest income	9,726	8,361	6,574
Interest expense	(11)	(5,163)	(4,759)

Income before income taxes and noncontrolling interest	92,086	125,635	167,952
Provision for income taxes	(14,043)	(16,948)	(28,764)

Net income	$78,043	$108,687	$139,188
Less: Net income attributable to noncontrolling interests	—	—	—

Net income attributable to the Company	$78,043	$108,687	$139,188

Basic earnings per share	$0.73	$1.01	$1.28

Diluted earnings per share	$0.69	$0.96	$1.23

Shares used in computation of:
Basic earnings per share	106,328,347	107,366,250	108,567,305

Diluted earnings per share	112,678,984	113,364,756	113,025,775

Note (a):

	Years Ended December 31,
	2007	2008	2009

Share-based compensation charged during the years were included in the following:
Cost of revenues	$267	$423	$467
Selling expenses	2,781	2,870	3,406
General and administrative expenses	2,232	2,697	3,318
Research and development expenses	2,430	2,731	3,047

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2008	2009
	(Dollars in thousands,
	except for share data)

ASSETS
Current assets:
Cash and cash equivalents	$96,370	$204,228
Restricted cash	119,711	10,657
Restricted investments	—	91,600
Short-term investments	36,780	—
Accounts receivable (net of allowance for doubtful accounts of $3,942 for 2008 and $7,609 for 2009)	89,735	113,340
Inventories	57,466	64,518
Value added tax receivables	13,566	8,519
Other receivables	7,471	8,999
Prepayments and deposits	4,503	7,466
Deferred tax assets	1,812	2,338

Total current assets	427,414	511,665

Restricted cash — long-term	—	66,000
Other assets	1,724	1,585
Advances for purchase of plant and equipment	46,275	28,395
Property, plant and equipment, net	126,399	153,726
Land use rights, net	2,721	25,776
Intangible assets, net	67,004	64,065
Goodwill	114,234	115,053

Total assets	$785,771	$966,265

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$157,007	$103,128
Notes payable	7,449	5,647
Accounts payable	29,009	35,752
Advances from customers	7,523	10,081
Salaries payable	16,797	19,877
Other payables	46,911	56,592
Income taxes payable	10,727	16,199
Deferred tax liabilities	—	1,499
Other taxes payable	4,398	5,863

Total current liabilities	279,821	254,638

Bank loans — long-term	—	66,000
Other long-term liabilities	7,120	1,342
Deferred tax liabilities	736	3,734

	7,856	71,076

Commitments and contingencies (Note 20)
Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 107,663,703 shares and 109,390,440 shares issued and outstanding for December 31, 2008 and 2009, respectively)	14	14
Additional paid-in capital	274,993	298,408
Retained earnings	183,886	301,476
Accumulated other comprehensive income	39,199	40,651

Total shareholders’ equity	498,092	640,549
Noncontrolling interest	2	2

Total equity	498,094	640,551

Total liabilities and shareholders’ equity	$785,771	$966,265

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Ordinary				Accumulated
	Share		Additional		Other
	Capital		Paid-In	Retained	Comprehensive	Non-Controlling	Total	Comprehensive
	Number		Capital	Earnings	Income	Interests	Equity	Income
	(Dollars in thousands, except for share and per share data)

As of December 31, 2006	105,727,677	$13	$243,321	$32,365	$4,015	$2	$279,716	$—
Net income	—	—	—	78,043	—	—	78,043	78,043
Dividends paid ($0.15 per share)	—	—	—	(15,942)	—	—	(15,942)	—
Issuance of ordinary shares in relation to exercise of options	1,116,802	—	9,076	—	—	—	9,076	—
Share-based compensation	—	—	7,710	—	—	—	7,710	—
Currency translation adjustments	—	—	—	—	15,421	—	15,421	15,421

As of December 31, 2007	106,844,479	$13	$260,107	$94,466	$19,436	$2	$374,024
Total comprehensive income for the year ended December 31, 2007								$93,464

Net income	—	—	—	108,687	—	—	108,687	108,687
Dividends paid ($0.18 per share)	—	—	—	(19,267)	—	—	(19,267)	—
Issuance of ordinary shares in relation to exercise of options	819,224	1	6,165	—	—	—	6,166	—
Share-based compensation	—	—	8,721	—	—	—	8,721	—
Currency translation adjustments	—	—	—	—	19,763	—	19,763	19,763

As of December 31, 2008	107,663,703	$14	$274,993	$183,886	$39,199	$2	$498,094
Total comprehensive income for the year ended December 31, 2008								$128,450

Net income	—	—	—	139,188	—	—	139,188	139,188
Dividends paid ($0.20 per share)	—	—	—	(21,598)	—	—	(21,598)	—
Issuance of ordinary shares in relation to exercise of options	1,726,737	—	13,177	—	—	—	13,177	—
Share-based compensation	—	—	10,238	—	—	—	10,238	—
Currency translation adjustments	—	—	—	—	1,452	—	1,452	1,452

As of December 31, 2009	109,390,440	$14	$298,408	$301,476	$40,651	$2	$640,551

Total comprehensive income for the year ended December 31, 2009								$140,640

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2008	2009
	(Dollars in thousands,
	unless otherwise stated)

Cash flows from operating activities:
Net income	$78,043	$108,687	$139,188

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use rights	18	73	506
Depreciation of property, plant and equipment	6,549	13,831	18,697
Amortization of debt issuance costs	—	487	547
Amortization of intangible assets	2,581	8,008	8,149
Inventory write-down	—	5,297	1,370
Allowance for doubtful accounts	316	2,839	3,667
Expense of in-progress research and development	—	6,600	—
Loss/(Gain) on disposal of property, plant and equipment	24	448	(117)
Share-based compensation expense	7,710	8,721	10,238
Deferred income taxes	29	(1,469)	3,971
Changes in current asset and liabilities:
Increase in accounts receivable	(14,103)	(60,107)	(27,068)
Increase in inventories	(7,870)	(5,702)	(5,523)
(Increase)/decrease in value added tax receivables	(25)	(13,232)	5,063
Increase in other receivables	(2,055)	(1,782)	(1,491)
Decrease/(increase) in prepayments and deposits	808	(1,326)	(2,962)
(Increase)/decrease in other assets	(1,739)	(274)	120
Increase/(decrease) in notes payable	1,693	(1,819)	(1,809)
Increase in accounts payable	7,064	5,025	6,739
Increase/(decrease) in advances from customers	750	(172)	2,556
Increase in salaries payable	747	7,818	3,075
Increase in other payables	6,082	7,204	6,186
Increase in income taxes payable	5,876	777	5,464
Increase in other taxes payable	903	2,202	1,463
Increase/(decrease) in other long-term liabilities	—	782	(5,779)

Net cash generated from operating activities	93,401	92,916	172,250

Cash flows from investing activities:
Acquisition cost, net of cash received of $397	—	(211,225)	—
Purchase of property, plant and equipment	(30,512)	(44,440)	(40,553)
Purchase of land use rights	—	(251)	—
Advances for purchase of plant and equipment	(17,420)	(26,432)	(15,932)
Proceeds from disposal of property, plant and equipment	171	6,223	74
(Increase)/decrease in restricted cash	—	(117,542)	43,137
Proceeds from sale of restricted investments	4,310	58,542	134,776
Increase in restricted investments	(75,398)	—	(189,478)
Repayments/(borrowings) from employees loans, net	64	105	(160)

Net cash used in investing activities	(118,785)	(335,020)	(68,136)

Cash flows from financing activities:
Repayment of bank loans	—	—	(41,928)
Proceeds from bank loans	—	155,304	54,000
Dividends paid	(15,942)	(19,267)	(21,598)
Proceeds from exercise of options	9,076	6,166	13,177
Proceeds (repaid to) collected for shareholders	(4,794)	—	—

Net cash (used in)/generated from financing activities	(11,660)	142,203	3,651

Net (decrease)/increase in cash and cash equivalents	(37,044)	(99,901)	107,765
Cash and cash equivalents at beginning of year	219,064	189,045	96,370
Effect of exchange rate changes on cash	7,025	7,226	93

Cash and cash equivalents at end of year	$189,045	$96,370	$204,228

Supplemental schedule of cash flow information:
Income taxes paid	$8,167	$19,114	$22,230
Interest paid	—	3,486	2,908
Non-cash investing and financing activities:
Purchase of property, plant and equipment through payables	1,748	3,550	(2,731)

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO THE FINANCIAL STATEMENTS
(Dollars in thousands, unless otherwise stated)

1 Organization and principal activities

Mindray Medical International Limited (“MMIL”, “Mindray International” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. The Company, together with its subsidiaries, is principally engaged in the manufacture, development and sale of medical devices including patient monitoring and life support devices, in-vitro diagnostic products and medical imaging systems to the global market, primarily in the People’s Republic of China (the “PRC”) and in the United States of America. It also designs and develops equipment to original equipment manufacturer’s specifications.

Historically, substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds approximately 99.9% of its equity interest. Shenzhen Mindray holds a 99.9% interest in another consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities.

The Company completed its acquisition of the patient monitoring device business of Datascope Corporation (“DPM”) in May 2008 pursuant to the terms of the definitive agreement entered into in March 2008 (See Note 4). The total purchase price was $209 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong) Limited. DPM’s revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. The Company intends to maintain DPM existing branded product lines and to continue manufacturing DPM products in the United States. With the DPM acquisition, the Company currently offers over 60 products across its three product segments.

2 Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. The Company do not have interests in any variable interest entities. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of long-lived assets, allowance for sales returns, allowance for doubtful accounts, inventories, provision for warranty, economic useful lives of property, plant and equipment, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

(d)	Restricted cash, restricted investments and short-term investments

Fund classified as restricted cash of $119,711 and $76,657 as of December 31, 2008 and 2009 related to security deposits that served as collateral for the revolving working capital facility and the term loan facilities entered into as described in Note 11.

As of December 31, 2009, restricted investments consist of amounts placed with and guaranteed by Bank of China (Hong Kong) Limited for onward lending to third parties. These restricted investments carry interest at 4.779% per annum and will contractually mature by June 2010.

As of December 31, 2008, short-term investments consist of $36,780 placed with trust investment companies (the “Trusts”) for onward lending to third parties. These short-term investments carried interest at 5% per annum and would contractually matured February 2009. The amount invested and the interest to be collected by the Trusts were guaranteed by Bank of China and there was no restriction over the short-term investments.

These restricted investments are considered as loans and receivables which are carried at amortized cost and pledged as collateral for the term loan facilities as described in Note 11.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the standard costing, which approximates average costing. Write downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Intangible assets with finite life

Intangible assets consist of tradename, completed technology, core technology and customer relationships with a finite useful life are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives ranging from 3 to 12 years.

(g)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification

Land	Infinite
Buildings and leasehold improvements	Shorter of lease term or 15 to 50 years
Plant and machinery	3 to 5 years
Electronic equipment, furniture and fixtures	3 to 5 years
Motor vehicles	5 years

(h)	Land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to the PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land under operating lease arrangement and are stated at cost less accumulated amortization and any recognized impairment loss. Land use rights are amortized on a straight-line basis over their respective lease periods, ranging from 20 to 50 years.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

(i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis in accordance with ASC 350 “Intangibles — Goodwill and Other” in December 2009. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the discounted cash flows of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of carrying amount of the goodwill over implied fair value of the goodwill amount.

(j)	Impairment or disposal of assets

In accordance with ASC 360 “Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets which include finite-lived intangible assets, property, plant and equipment and land use rights for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the difference between the estimated fair value of the assets and the carrying amount.

Indefinite-lived intangible assets consist of trademarks. An impairment test is performed at least annually by the Company of the estimated fair value of the asset with its carrying amount. Management estimates the fair value of assets based on discounted cashflow analysis.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that indicates potential impairment and; (2) the carrying value of an asset can be supported by the future cash flows from the asset using estimated cash flow projections.

Any gain or loss on disposal of long-lived assets is included in general and administrative expense.

(k)	Revenue recognition

The Company generates revenue from sale of medical devices. As the medical devices that the Company sells include a software element that is more than incidental to the medical devices as a whole, the Company recognizes revenues according to ACS 985-605 “Revenue Recognition”. Since the sales arrangements do not require significant production, modification, or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred;

•	The sales price is fixed or determinable; and

•	Collectibility is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with general right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and does not provide customers with upgrades, nor do we offer these as a matter of practice. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. Revenue for service repairs of equipment is recognized after service has been completed, and service contract revenue is recognized ratably over the term of the contract.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

The Company offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase history.

(l)	Value-added tax

The Company presents revenues net of value-added tax (“VAT”). In the PRC, VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $24,809, $37,144 and $45,470 for year ended December 31, 2007, 2008 and 2009, respectively.

On the other hand, the revenues are offset by a 14% VAT refund that the Company is entitled to in PRC for sales of products with embedded self - developed software under a policy of special incentive for the software industry. In 2006, there was a change in regulation around VAT and the Company’s self-developed software was no longer qualified for the 14% VAT refund under the prevailing rules. In July 2008, the PRC tax authority issued a new tax notice with a retroactive effect from year 2006 which further clarified and redefined the eligibility criteria for VAT refunds for embedded software. The Company have fulfilled the criteria and hence recognized such VAT refund on an accrual basis since then. For the years ended December 31, 2007, 2008 and 2009, the amount of VAT refund included in revenues were $Nil, $21,816 and $24,746, respectively.

(m)	Warranty provision

The Company records a warranty provision at the time product revenue is recognized based on the historical rate of warranty services rendered. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in warranty provision were as follows:

	December 31,
	2007	2008	2009

Balance at beginning of year	$884	$1,804	$3,067
Warranty liabilities assumed in connection with acquisition of DPM	—	262	—
Provision made during the year	3,244	4,674	7,399
Settlement made during the year	(2,324)	(3,673)	(6,294)

Balance at end of year	$1,804	$3,067	$4,172

(n)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. For the years ended December 31, 2007, 2008 and 2009, shipping and handling costs were $6,026, $9,619 and $8,330, respectively.

(o)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products as well as incentives from the local government for investing in the high technology industry in the region. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their receipt have been satisfied and the amounts are not refundable. Subsidies recognized as other income were $717, $562 and $11,690 for the year ended December 31, 2007, 2008 and 2009, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

(p)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues. Net capitalized software development costs were included in intangible assets as core technology. Total amounts capitalized as of December 31, 2008 and 2009 were $2,438 and $4,645, respectively.

(q)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(p).

(r)	Advertising expenses

The Company expenses advertising costs as incurred.  Advertising expenses were $746, $1,860 and $1,063 for the year ended December 31, 2007, 2008 and 2009, respectively, and were included in selling expenses.

(s)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 18).

(t)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options at grant date. Share-based compensation charge is recognized in accordance with ASC 718 “Compensation — stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition, if there is one, will be achieved.

(u)	Income taxes

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

Effective January 1, 2007, the Company adopted ASC 740, “Accounting for Uncertainies in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See note 19 for additional information including the impact of adopting FIN 48 on the Company’s consolidated financial statements.

(v)	Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued.

(w)	Foreign currency transactions

The functional currency of MMIL is the U.S. dollar (“USD”). The functional currency of the Company’s subsidiaries and branches is their respective applicable local currencies. All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the statement of operations.

Assets and liabilities of non-US dollar functional currency entities are translated using exchange rates in effect at each period end and average exchange rates are used for the statement of operations. Translation adjustments resulting from translation of these financial statements are reflected as a component of other comprehensive income in the statement of shareholders’ equity.

The financial statements are presented using a reporting currency of USD. Effective April 1, 2008, the Company changed its reporting currency to USD from Chinese Renminbi (“RMB”). The change in reporting currency was made to better reflect the Company’s performance and to improve investor’s ability to compare the Company’s and other companies’ financial results.

(x)	Comprehensive income

Comprehensive income is defined to include all changes in equity during a period from transactions and other events and circumstances from non-owner sources. For the year ended December 31, 2007, 2008 and 2009, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented in the consolidated statements of shareholders’ equity and comprehensive income.

(y)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of all current assets and all current liabilities, except deferred tax assets, approximate their fair values due to the short term nature of these instruments.

(z)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash and restricted investments.

The Company places its cash and cash equivalents, restricted cash and restricted investments with financial institutions with high-credit ratings and quality.

The Company generally requires upfront payment or a significant installment prior to delivery of their products. In addition, there are no major customers with sales transactions over 10% of total sales during the year presented. As a consequence, management believes the Company’s exposure to credit risk is not significant. The Company establishes allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

The Company invests in short-term investments with capital guaranteed by financial institutions with high-credit ratings and quality.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

(aa)	Recent changes in accounting standards

In February 2010, the FASB issued ASU 2010-09 which updated ASC 855 and removed the requirement to disclose the date through which an entity has evaluated subsequent events. The FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”) in May 2009, which set forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on our financial statements.

In December 2007, the FASB issued FAS No. 160, subsequently coded ASC 810-10-65, “Consolidations (Financial Accounting Standard No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. ASC 810-10-65 requires (i) that non-controlling (minority) interests be reported as a component of shareholders’ equity, (ii) that net income attributable to the parent and to the non-controlling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained non-controlling equity investment upon the deconsolidation of subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interest of the parent and the interest of the non-controlling owners. ASC 810 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. The presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The Company adopted ASC 810-10-65 on January 1, 2009 and the retrospective adjustments include reclassifications of net income before minority interest of $108,687 and $78,043, minority interest of $0 and $0, and net income of $108,687 and $78,043 to net income, net income attributable to noncontrolling interest and net income attributable to the Company, for the year ended December 31, 2008 and 2007, respectively, on the consolidated statements of operations. Additionally, minority interest of US$2 as at December 31, 2008 has been reclassified to noncontrolling interest and presented separately as a component of stockholders’ equity on the consolidated balance sheet.

In January 2010, the Financial Accounts Standards Board FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers’ disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently assessing the impact of this statement, but believe it will not have a material impact on its financial position, results of operations, or cash flows upon adoption.

In October 2009, the Financial Accounts Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2009-13 on ASC 605, “Revenue Recognition — Multiple Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force” (ASU 2009-13). ASU 2009-13 amended guidance related to multiple-element arrangements which requires an entity to allocate arrangement consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. The consensus eliminates the use of the residual method of allocation and requires the relative-selling-price method in all circumstances. The Company is currently evaluating the impact, if any, of ASU 2009-13 on its financial position and results of operations and expects to adopt the guidance on January 1, 2010.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

In October 2009, the FASB issued ASU No. 2009-14 on ASC 985, “Certain Revenue Arrangements That Include Software Elements” (ASU 2009-14). ASU 2009-14 amended guidance that is expected to significantly affect how entities account for revenue arrangements that contain both hardware and software elements. As a result, many tangible products that rely on software will be accounted for under the revised multiple-element arrangements revenue recognition guidance, rather than the software revenue recognition guidance. The revised guidance must be adopted by all entities no later than fiscal years beginning on or after June 15, 2010. An entity must select the same transition method and same period for the adoption of both this guidance and the revisions to the multiple-element arrangements guidance noted above. The Company is currently evaluating the impact, if any, of ASU 2009-14 on its financial position and results of operations.

In June 2009, the FASB issued Statement No. 167, subsequently coded ASC 810, “Amendments to FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities”. ASC 810 expands the scope of Interpretation No. 46(R) to include entities which had been considered qualifying special purpose entities prior to elimination of the concept by ASC 860. ASC 810 requires entities to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The enterprise is required to assess, on an ongoing basis, whether it is a primary beneficiary or has an implicit responsibility to ensure that a variable interest entity operates as designed. ASC 810 changes the previous quantitative approach for determining the primary beneficiary to a qualitative approach based on which entity (a) has the power to direct activities of a variable interest entity that most significantly impact economic performance and (b) has the obligation to absorb losses or receive benefits that could be significant to the variable purpose entity.

ASC 810 requires enhanced disclosures that will provide investors with more transparent information about an enterprise’s involvement with a variable interest entity. ASC 810 is effective for each entity’s first annual reporting period that begins after November 15, 2009, and for interim periods within that annual period. This statement will have no impact on our financial reporting under our current business plan.

In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The Company has early adopted the Codification and applied it prospectively throughout our consolidated financial statements. The adoption of ACS 105 does not have a significant effect on the results or financial position of the Company.

3 Investments in subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2009 are as follows:

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held by
Name of Company	and Operation	the Company	Principal Activities

Artema Medical AB	Sweden	100%	Manufacturing and sales of medical equipment and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	The PRC	99.90%	Research and development of medical equipment
Datascope International B.V. Netherlands Filial	The Netherlands	100%	Investment holding

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held by
Name of Company	and Operation	the Company	Principal Activities

Mindray — Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipment
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment
Mindray DS USA Inc.	United States of Amercia	100%	Manufacturing and sales of medical equipment and research and development of related products
Mindray Global Limited	BVI	100%	Investment holding
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical France SARL	France	100%	Marketing of medical equipment
Mindray Medical Germany GmbH	Germany	100%	Marketing of medical equipment
Mindray Medical India Private Limited	India	100%	Marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipment
Mindray Medical Netherlands B.V.	The Netherlands	100%	Marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Marketing of medical equipment
Mindray Medical USA Corp.	United States of America	100%	Research and development and sales and marketing of medical equipment and related products
Mindray Research and Development Limited	BVI	100%	Investment holding
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd. (“Nanjing Mindray”)	The PRC	100%	Research and development of medical equipment and related products
PT Mindray Medical Indonesia	Indonesia	100%	Marketing of medical equipment
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	The PRC	99.9%	Manufacturing and sales of medical equipment and research and development of related products

4 Acquisition of DPM

On May 15, 2008, the Company acquired DPM, and the results of DPM’s operations have been included in the consolidated financial statements since then. The acquisition benefits from the synergies created by combining the

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Company’s strong China-based engineering and production platforms with DPM’s established brands in patient monitoring products segments, long standing reputation for high-quality products and service, its large and established direct sales and service team in the United States and Europe and both companies’ leading R&D capabilities.

The acquisition consideration amounted to $215,172 paid in cash including approximately $5,700 of legal and professional costs, funded through the Company’s internal cash and bank borrowings (See Note 11). The Company accounted for its acquisition of DPM in accordance with ASC 810. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$33,211
Property, plant, and equipment	34,900
Intangible assets	60,900
Goodwill	97,158

Total assets acquired	226,169
Current liabilities	(10,997)

Net assets acquired	$215,172

The excess of initial purchase price over the estimated fair value of net tangible and intangible assets acquired was recorded as goodwill and is attributable to the patient monitoring segment. Of the $97,158 of goodwill, $81,064 is expected to be deductible for their respective tax purposes. Other acquired intangibles will be amortized on a straight-line basis based on their respective estimated useful lives, except for a trademark which is deemed to have an indefinite useful life. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

Acquired intangible assets:

		Gross
	Estimated	Carrying
	Useful Life	Amount

Tradename	9 years	$8,900
Completed technology	5 - 7 years	10,500
Core technology	7 years	4,400
In-Process research & development (Note)	N/A	6,600
Customer relationships	12 years	29,900
Other intangible assets	N/A	600

Total Intangible Assets		$60,900

Note

Included in the acquired intangible assets, $6,600 was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with ASC 805 “Business Combinations”. Those write-offs are included in operating expenses.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

The following unaudited pro-forma combined results of operations of the Company assume that the DPM acquisition was completed as of the beginning of periods presented below.

	For the Years Ended
	December 31,
	2008	2009
	(unaudited)	(audited)

Net revenue	$597,056	$634,183
Net income	113,800	139,188
Basic earnings per share	1.06	1.28
Diluted earnings per share	1.00	1.23

The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable. The unaudited pro forma supplemental information prepared by management is not necessary indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and DPM been a combined company during the specified periods.

5	Accounts receivable

Movements in allowances for doubtful accounts were as follows:

	December 31,
	2008	2009

Balance at beginning of year	$1,105	$3,942
Allowances made during the year	2,837	3,667

Balance at end of year	$3,942	$7,609

6	Inventories

Inventories consisted of the following:

	December 31,
	2008	2009

Raw materials	$22,298	$24,462
Work-in-progress	12,965	14,135
Finished goods	22,203	25,921

	$57,466	$64,518

Inventories of $27,750 and $19,079 were written down to their respective net realizable value for the year ended December 31, 2008 and 2009, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

7	Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2008	2009

At cost
Land	$2,400	$2,400
Buildings and leasehold improvements	60,834	64,000
Plant and machinery	27,524	33,365
Electronic equipment, furniture and fixtures	32,753	42,862
Motor vehicles	1,696	1,749

Total	125,207	144,376
Less: Accumulated depreciation	(33,087)	(52,494)

	92,120	91,882
Construction in progress	34,279	61,844

Net book value	$126,399	$153,726

Depreciation expenses were $6,549, $13,831 and $18,697 for year ended December 31, 2007, 2008, and 2009, respectively.

8	Land use right, net

The Group’s interests in land use rights represent prepaid operating lease payments and their net book value is analyzed as follows:

	December 31,
	2008	2009

Cost
Land use right in PRC	$2,944	$26,505
Less: Accumulated amortisation	(223)	(729)

Net book value	$2,721	$25,776

Amortisation expenses were $73 and $506 for years ended December 31, 2008, and 2009, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

9	Intangible assets, net

Intangible assets consisted of the following:

		December 31, 2008			December 31, 2009
		Gross			Gross
	Range of	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Net Carrying
	Lives	Amount	Amortization	Amount	Amount	Amortization	Amount

Tradename	9 years	$8,900	$663	$8,237	$8,900	$1,652	$7,248
Completed technology	4-5 years	20,149	5,332	14,817	20,786	9,128	11,658
Core technology
— acquired	3-11 years	9,220	3,203	6,017	9,239	4,236	5,003
— self-developed software	3-5 years	2,580	—	2,580	7,225	—	7,225
Customer relationship	12 years	29,872	1,661	28,211	29,892	4,147	25,745
Other intangible assets	indefinite	7,142	—	7,142	7,186	—	7,186

Total		$77,863	$10,859	$67,004	$83,228	$19,163	$64,065

Amortization expenses were $2,581, $8,008 and $8,149 for the year ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, the estimated aggregate amortization expenses related to intangible assets for the next five years are as follows:

2010	$9,436
2011	8,923
2012	8,923
2013	7,199
2014	5,777
2015 and thereafter	16,621

$56,879

10	Goodwill

The following table represents the changes in the carrying amount of goodwill under the Company’s reportable business segments:

	Patient
	Monitoring
	and Life	In-Vitro	Medical
	Support	Diagnostic	Imaging
	Devices	Products	Systems	Others	Total

Balance as of December 31, 2007	$6,700	$4,891	$4,897	$260	$16,748
Goodwill acquired during the year	96,327	—	—	—	96,327
Foreign currency translation	464	338	339	18	1,159

Balance as of December 31, 2008	103,491	5,229	5,236	278	114,234
Additional goodwill upon finalization of DPM acquisition	831	—	—	—	831
Foreign currency translation	(4)	(4)	(4)	—	(12)

Balance as of December 31, 2009	$104,318	$5,225	$5,232	$278	$115,053

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

11	Bank loans

Summarized below are the assets that are pledged as collateral for borrowings as of December 31, 2008 and 2009:

	December 31, 2008		December 31, 2009
	Pledged	Outstanding	Pledged	Outstanding
	Cash and	Loan	Cash and	Loan
	Investments	Balance	Investments	Balance

Bank of China (Hong Kong) Limited (“BOCHK”)	$141,400	$141,900	$114,473	$110,000
Hongkong and Shanghai Bank Corporation (“HSBC”)	15,091	15,107	—	5,000
Bank of China (“BOC”)		—	53,784	54,128

	156,491	157,007	168,257	169,128
Less:
Non-current portion	—	—	(66,000)	(66,000)

Current portion	$156,491	$157,007	$102,257	$103,128

On April 23, 2008, the Company, through its two foreign wholly owned subsidiaries, entered into a $141,400 term loan facility with the BOCHK to partially finance the acquisition of DPM (Note 4). The term loan facility expired in November 2009. As of December 31, 2008, in addition to the bank deposits and an investment account of totaling $141,400 with BOCHK as shown above were pledged as collateral, the facility was also personally guaranteed by the Company’s chief executive officers and was insured by a $29,295 (RMB200,000) key man life insurance policy on the Company’s chairman and co-chief executive officer. Interest was charged at 3-month LIBOR plus a margin of 1% on the outstanding loan amount (2.92% at December 31, 2008). The loan repayments were due in three equal installments in June, August, and November, 2009 respectively. The facility also had a restriction on dividend payment by the Company’s primary operating subsidiary, Shenzhen Mindray and certain customary restrictions and financial covenants with which the Company complied with during the year 2008. The outstanding balance as of December 31, 2008 was $141,900.

In April 2009, the Company repaid $31,400 to BOCHK and the term loan facility was subsequently modified in June 2009. Under the modified loan facility, bank deposits and an investment account with BOCHK in an aggregate amount of $114,473 (RMB780,000) were pledged as collateral. Interest is charged at 3-month LIBOR plus a margin of 1.3% on the outstanding loan amount (1.55% as of December 31, 2009). The loan would be repaid in two installments, $44,000 in June 2010 and $66,000 in June 2011, respectively. The outstanding balance as of December 31, 2009 was $110,000.

With regard to the loan modification, an arrangement fee of $528 was incurred and deferred, together with the unamortized deferred finance charge arising from the existing loan of approximately $400, was amortized over the remaining term of the modified term loan facility. In March 2010, the Company has fully repaid the loan.

On June 16, 2008, the Company, through its two foreign wholly-owned subsidiaries, entered into a one-year revolving facility for an amount of $25,000 with HSBC to finance the working capital requirements of the Company. Interest on the drawdown amount from the facility was charged at 1% per annum above 3-month LIBOR (2.47% at December 31, 2008). Bank deposits of $11,726 (RMB 80.0 million) were pledged as collateral. The facility was guaranteed by one of the Company’s chief executive officers. The facility also has certain customary restrictions and financial covenants to comply with during the terms of the agreement. The outstanding balance and unused facility as of December 31, 2008 was approximately $15,100 and $10,000 respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

In June 2009, the facility was renewed and extended to March 2010 and the amount was reduced to $13,000. Interest on the drawdown amount from the facility is charged at 1.3% per annum above 3-month LIBOR (1.55% as of December 31, 2009). The outstanding balance and unused facility as of December 31, 2009 was approximately $5,000 and $8,000 respectively. In March 2010, the loan was fully repaid.

On April 14, 2009, the Company, through its PRC operating subsidiaries, entered into a term loan facility with BOC to borrow $54,000 for one year. The loan born interest at a rate of 1.451% and is secured by a fixed deposit of approximately $54,000 (RMB 367,180). The outstanding loan and unpaid interest would be fully repaid by the secured fixed deposit plus interest income earned from the deposits at a pre-determined exchange rate of USD against RMB when the loan is expired. The fair values of the secured fixed deposits are not materially different with their carrying value. As of December 31, 2009, the outstanding loan balance including interests was approximately $54,100. In April 2010, the Company has fully repaid the loan by the related secured fixed deposits and the interested income earned.

The weighted average interest rate for the year ended December 31, 2008 and 2009 was approximately 2.88% and 1.99%, respectively.

12	Notes payable

	December 31,
	2008	2009

Notes payable	$7,449	$5,647

The Company has total available notes payable facilities of $87,944 and $87,886 with various banks, of which $80,495 and $82,239 were available for use as of December 31, 2008 and 2009, respectively. The facilities utilized generally mature within one year, are non-interest bearing and do not have any restrictions or covenants attached.

13	Other payables

Other payables consisted of the following:

	December 31,
	2008	2009

Accrued tender expenses	$1,090	$3,431
Accrued construction cost	15,433	16,062
Accrued operating expenses	8,572	9,356
Accrued professional fees	6,468	6,211
Advance subsidies	4,756	4,919
Commission payable	297	725
Guarantee deposits from distributors	3,831	6,788
Interest payable	1,364	3,830
Warranty provision	3,067	4,172
Other taxes payable	855	684
Others	1,178	414

	$46,911	$56,592

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

14	Capital structure

The Company declared and distributed dividends of $15,942, $19,267 and $21,598 to its shareholders during the year ended December 31, 2007, 2008 and 2009, respectively.

Pursuant to the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately $76,951 and $76,900 as of December 31, 2008 and 2009, respectively. The amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 21.

In addition, dividend payment by the Company’s operating subsidiary, Shenzhen Mindray, is restricted by the term loan facility executed by the Bank of China (Hong Kong) Limited as disclosed in Note 11 to be not exceeding 30% of the previous year net income of Shenzhen Mindray. As a result the total restricted net assets of Shenzhen Mindray were approximately $363,268 as of December 31, 2009 which is greater than 25% of MMIL’s net assets. Pursuant to Regulation S-X under the United States Securities Act, the financial statements of MMIL are disclosed in Schedule 1.

15	Share-based compensation plan

Stock options

In 2007, the Company granted 1,986,750, 189,300 options on January 23, 2007 and December 21, 2007 respectively, with an exercise price of $24.01 and $40.20, respectively, pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2008, 2009, 2010, 2011 and 2012, respectively. On October 12, 2007, the Company granted 1,110,500 options with an exercise price of $38.80 pursuant to the same plan and are subject to graded vesting with approximately 20% of the options vesting on March 31, 2008, 2009, 2010, 2011 and 2012, respectively.

On May 7, 2008, the Company granted 44,000 options with an exercise price of $35.31 pursuant to the 2006 Employee Share Option Plan (the “Plan”) and they are subject to graded vesting with approximately 20% of the options vesting on January 31, 2009, 2010, 2011 and 2012 and June 30, 2013, respectively. On May 15, 2008, the Company granted 396,000 options with an exercise price of $38.26 pursuant to the same plan and they are subject to graded vesting with approximately 25% of the options vesting on December 31, 2008, 2009, 2010 and 2011 respectively.

On March 6, 2009, the Company granted 27,500 options with an exercise price of $18.34 under the Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting over five years, with its first vesting on December 31, 2009.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the MMIL Share Incentive Plan (the “Share Incentive Plan”). Under the terms of the exchange, participants were able to tender vested and unvested outstanding options to purchase Class A ordinary shares of the Company which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of the Company’s common stock on the New York Stock Exchange on the exchange date. The offer expired on March 15, 2009. The replacement options were granted on March 16, 2009. The option exchange has resulted in an increase in the fair value of the options granted under the plan by $2.3 million, which is charged to the consolidated statement of operations over the remaining vesting periods of the respective share options.

On August 6, 2009, the Company granted 28,200 options with an exercise price of $29.30 under The Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting over four years, with its first vesting on June 30, 2010.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	December 31,
Year of Issue	2007	2008	2009

Risk-free interest rate	4.6% to 5.2%	4.4% to 4.5%	2% to 2.8%
Expected life	4.2 to 6.6 years	4.3 to 6.6 years	5.2 to 6.0 years
Assumed volatility	28.5% to 30.0%	28.6% to 28.7%	38.1% to 40.0%
Expected dividends	3.0%	2.1% to 2.2%	1.0% to 2.0%
Fair value on grant date	$7.11 to $10.68	$7.83 to $11.03	$5.76 to $10.63

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

A summary of options and under the Plan as of December 31, 2009 and changes in the period is presented below:

		Weighted
		Average
		Exercise
	Options	Price
		$

Outstanding as of January 1, 2009	10,503,910	14.82
Granted	55,700	23.89
Cancelled pursuant to the stock options exchange program	(2,798,538)	31.19
Granted pursuant to the stock options exchange program	2,212,337	20.50
Exercised	(1,719,787)	7.68
Forfeited	(615,373)	20.59

Outstanding as of December 31, 2009	7,638,249

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007, 2008 and 2009 was $8.25, $10.23 and $8.23 respectively.

The total intrinsic values of share options exercised during the year ended December 31, 2007, 2008 and 2009 was $45,336, $23,030 and $35,045 respectively. The total intrinsic value of exercisable share options was $60,681, $33,029 and $100,658 as of December 31, 2007, 2008 and 2009, respectively. The total intrinsic value of the outstanding share options was $349,398, $76,709 and $168,159 as of December 31, 2007, 2008 and 2009, respectively.

Cash received from exercise of options under all share-based payment arrangements for the year ended December 31, 2008 and 2009 was $6,166 and $13,177, respectively.

As of December 31, 2009, there was $16,411 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 2.63 years.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

The following table summarizes information about stock options issued under the Plan described above that are outstanding and exercisable as of December 31, 2009:

	Options Outstanding				Options Exercisable
			Weighted-				Weighted-
		Weighted-	average			Weighted-	average
		average	remaining	Average		average	remaining	Average
	Number	exercise	contractual	Intrinsic	Number	exercise	contractual	Intrinsic
Range of exercise price	of options	price	term (years)	Value	of options	price	term (years)	Value
		$		$		$		$

$5.00	2,971,481	5.00	4.15	85,400,364	1,766,606	5.00	4.15	50,772,256
$11.00 — $18.34	2,422,441	11.18	4.72	54,659,458	1,835,331	11.13	4.69	41,499,417
$20.50 — $29.30	2,209,386	20.98	5.45	28,168,270	660,006	20.97	5.43	8,427,922
$35.31 — $40.20	13,483	38.80	5.78	(68,224)	8,233	38.80	5.78	(41,659)

Total	7,616,791	11.66	4.71	168,159,868	4,270,176	10.17	4.58	100,657,936

As of December 31, 2009 stock options vested and expected to vest totaled approximately 7.4 million shares, with a weighted-average remaining contractual life of 4.88 years and a weighted-average exercise price of $8.41 per share and an aggregate intrinsic value of approximately $166 million.

Restricted shares

On October 12, 2007, the Company granted 11,250 nonvested shares to selected employees. The nonvested shares were granted to selected employees and to be vested once a year over a period of 5 years, with 10% vesting in March 2008, 20% vesting in 2009, 2010 and 2011, and 30% vesting in 2012.

Further, the Company granted 24,500 nonvested shares to selected employees on December 21, 2007. The nonvested shares were granted to selected employees and to be vested once a year over a period of 5 years, with 20% vesting in January 2009, 2010, 2011, 2012 and 2013.

On May 15, 2008, the Company granted 4,500 nonvested shares to selected employees. The nonvested shares were granted to select employees as bonus and to be vested once a year over a period of 5 years, with 10% vesting in January 2009, 20% vesting in 2010, 2011, 2012 and 30% vesting in 2013.

On March 6, 2009, the Company granted 26,205 nonvested shares to certain employees. These nonvested shares have different vesting schedules. 5,000 nonvested shares were vested immediately on March 30, 2009. 21,205 nonvested shares will be vested once a year over three to five years according to the date these employees joined the Company.

A summary of the status of the Company’s nonvested shares as of changes in the year ended December 31, 2009, is presented below:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
		$

Nonvested as of January 1, 2009	16,500	38.48
Granted	26,205	18.34
Vested	(14,135)	22.65
Forfeited	—	—

Nonvested as of December 31, 2009	28,570	27.84

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

The total fair value of shares vested during the year ended December 31, 2008 and 2009 was $177 and $353, respectively.

As of December 31, 2009, there was $655 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.84 years.

16	Basic and diluted earnings per share

The following is a computation of potential dilutive shares for the periods:

	Years Ended December 31,
	2007	2008	2009

Numerator for calculation of basic and diluted earnings per share
Net income	$78,043	$108,687	$139,188

Denominator:
Weighted average number of ordinary shares for the calculation of basic earnings per share	106,328,347	107,366,250	108,567,305
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	6,350,637	5,998,506	4,458,470

Weighted average number of ordinary shares for the calculation of diluted earnings per share	112,678,984	113,364,756	113,025,775

Share options to purchase 1,207,484 ordinary shares, 1,589,450 ordinary shares and 273,861 ordinary shares were outstanding as of December 31, 2007, 2008 and 2009, respectively, but were not included in the computation of diluted income per common share because their effect were anti-dilutive.

17	Other income, net

	Years Ended December 31,
	2007	2008	2009

Income from early termination of contract (note a)	$—	$—	$14,058
Government and other subsidies	717	562	11,690
Service fee (note b)	—	2,721	342
Income from investments	—	821	—
Gain on investment	1,572	479	—
Others, net	68	335	(565)

Other income	$2,357	$4,918	$25,525

Notes:

(a)
The Company recorded an one-time income of $14.0 million resulting from a mutually agreed upon termination of a joint development and OEM chemical analyzer project between the Company and Beckman Coulter, Inc. The agreement resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division. There are no ongoing obligations of either party and no joint business relationships in respect of this agreement.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

(b)	Service fee received during the year ended December 31, 2008 represents a manufacturing fee for transitional services agreement related to the DPM acquisition.

18	Staff retirement plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $2,002, $5,745 and $5,273 for the year ended December 31, 2007, 2008 and 2009, respectively. The contributions from the defined contribution plan outside the PRC amounted to $2, $582 and $1,716 for the year ended December 31, 2007, 2008 and 2009, respectively.

19	Income taxes

The components of income taxes are as follows:

	Years Ended December 31,
	2007	2008	2009

Current taxes	$14,014	$18,417	$24,793
Deferred taxes charge (credit)	29	(1,469)	3,971

Total income taxes expenses	$14,043	$16,948	$28,764

MMIL is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Major subsidiaries operating in the PRC and overseas are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

As Shenzhen Mindray was a production enterprise located in the Shenzhen Special Economic Zone in 2007, the applicable income tax rate was 15%. The Company’s major operating entities in China are now subjected to the Unified Corporate Income Tax Law (the “New Law”) which became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises” (“NHTE”). In October 2008, Shenzhen Mindray has been designated as an NHTE and therefore eligible to the preferential income tax rate of 15%. Shenzhen Mindray was also recently awarded “Nationwide Key Software Enterprise” status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2009 calendar year (see note 23).

Beijing Mindray is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year. It has also obtained the NHTE designation in 2008 and is entitled to the preferential income tax rate of 15% under the New Law.

Nanjing Mindray was entitled to a corporate income tax exemption for two years from 2008 to 2009 and is currently entitled to a 50% tax reduction from 2010 to 2012.

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Mindray DS USA Inc. is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Artema Medical AB. is a company incorporated in Sweden. Corporate income tax is chargeable at the rate of 28% for the year ended December 31, 2008. With effect from January 1, 2009, the tax rate is reduced to 26.3%. In general, the statute of limitation for examination of tax returns in Sweden is 5 years from the date the return is filed.

Components of deferred tax assets and liabilities have been presented in the balance sheet as of December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Deferred tax assets are analyzed as:
Accrued compensation	$610	$522
Accrued intercompany loan interest	1,712	3,481
Acquired intangible assets	3,010	3,798
Bad debt provision	519	852
Depreciation of property, plant and equipment	1,834	612
Government subsidies	484	518
Inventory written down	237	133
Sales incentive and warranty accruals	675	925
Tax loss	470	7,676
Others	—	264
Valuation allowance	(4,702)	(14,674)

	$4,849	$4,107

Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(3,773)	$(7,002)

Total	$1,076	$(2,895)

	December 31,
	2008	2009

Deferred tax assets are analyzed as:
Current	$1,812	$—
Non — current	—	2,338

	1,812	2,338
Deferred tax liabilities are analyzed as:
Current	—	(1,499)
Non-current	(736)	(3,734)

Total	$1,076	$(2,895)

As of December 31, 2009, the Company had available United States federal net operating loss carry forwards of approximately $7,676, which will expire in 2026 - 2029 if not utilized.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Movements in valuation allowance during the years were:

	2008	2009

Balance at January 1	$106	$4,702
Current period addition	4,596	9,972

Balance at December 31	$4,702	$14,674

The Company recognises an operating loss in certain jurisdictions and as a result, performs an assessment based on the weight of available evidence, whether it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets within these loss jurisdictions will not be realised. Based on this assessment, the Company has recorded a valuation allowance of $14,674 as of December 31, 2009 for those deferred tax assets that do not meet the more likely than not threshold.

Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Years Ended December 31,
	2007	2008	2009

Income before income taxes	$92,086	$125,635	$167,952
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	13,813	18,845	25,193
Effect of net income for which no income tax benefit/expense is receivable/payable	128	1,809	5,650
Effect of foreign income tax rate	—	(2,261)	(6,784)
Change in PRC income tax rate	780	(836)	(48)
Employee share-based compensation	1,157	1,308	1,650
Non-taxable VAT refund		(3,272)	(3,711)
Additional deduction on R&D expenses	(1,695)	(3,320)	(3,158)
Under (over) provision of income tax expense in prior years	(246)	79	—
Valuation allowance	106	4,596	9,972

Total income taxes expense	$14,043	$16,948	$28,764

The Company adopted the provisions of ASC 740 effective January 1, 2007. The adoption of ASC 740 did not have any impact on our total liabilities or shareholders’ equity. There is no material unrecognized tax benefit noted during the year ended December 31, 2009. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. Tax years of 2006 to 2008 are still subject to the examination of the PRC tax authority.

The Company classifies interest and or penalties related to income tax matters in income tax expense. As of December 31, 2009, the amount of interest and penalties related to uncertain tax positions is immaterial.

20	Commitments and contingencies

(a)	Lease commitments

Rental expenses under operating leases were $1,827, $5,186 and $6,143 for year ended December 31, 2007, 2008 and 2009, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

The minimum rentals under operating leases are as follows:

Years ended December 31,
2010	$6,780
2011	5,350
2012	4,740
2013	3,965
2014	3,658
2015 and thereafter	8,275

$32,768

(b)	Capital commitments

As of December 31, 2009, the Company had outstanding capital commitments for property, plant and equipment totaling $21,127.

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued for the years ended December 31, 2007, 2008 and 2009 were not material to the Company’s financial position, results of operations or cash flows.

21	Distribution of profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprises (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, approximately $25,620 is not available for distribution as of December 31, 2009.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

22	Segment reporting

The Company has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues from the sale of their products, which is the responsibility of senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the two chief executive officers, who review the operating segment results when making decisions about allocating resources and assessing performance of the Company.

The Company has combined two operating segments, namely the biochemistry analyzers and hematology analyzers, to arrive at the in-vitro diagnostic products reporting segment. These operating segments exhibit similar long-term financial performance and economic characteristics and are also similar in nature of the products, production processes, the type of customers and distribution methods.

The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to each of the segments and assessing their performance. All revenues are attributed to sales to external parties.

	Patient
	Monitoring
	and	In-Vitro	Medical
	Life Support	Diagnostic	Imaging
For the Years Ended December 31,	Products	Products	Systems	Others	Total

2009
Net revenues	$278,082	$155,406	$162,470	$38,225	$634,183
Cost of revenues	(122,979)	(67,963)	(59,702)	(29,675)	(280,319)

Gross profit	$155,103	$87,443	$102,768	$8,550	$353,864

2008
Net revenues	$243,890	$137,270	$138,973	$27,394	$547,527
Cost of revenues	(117,044)	(61,119)	(48,133)	(24,277)	(250,573)

Gross profit	$126,846	$76,151	$90,840	$3,117	$296,954

2007
Net revenues	$106,553	$91,767	$91,522	$4,454	$294,296
Cost of revenues	(44,243)	(44,299)	(36,181)	(8,045)	(132,768)

Gross profit	$62,310	$47,468	$55,341	$(3,591)	$161,528

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

Geographic disclosures

The Company’s revenue by geography are based on country of customer’s destination. The net revenue attributable by country of domicile, namely the PRC, the United States of America and other countries, are as follows:

	Years Ended December 31,
	2007	2008	2009

Net sales:
PRC	$145,493	$234,454	$292,607
United States	17,639	89,746	105,259
Other countries	131,164	223,327	236,317

Total consolidated net revenues	$294,296	$547,527	$634,183

Long-lived assets located at the respective geographic areas are as follows:

	As at December 31,
	2008	2009

Long-lived assets
PRC	$95,140	$143,491
United States of America	29,763	30,575
Other countries	4,217	5,436

Total consolidated assets	$129,120	$179,502

Long-lived assets represent non-current assets excluding financial instruments, deferred finance cost and deferred tax assets.

Major customers

There was no single customer who contributed for 10% or more of the Company’s net revenues for the year ended December 31, 2007, 2008 and 2009, respectively.

23	Subsequent Events

In January 2010, Shenzhen Mindray was awarded the nationwide key software enterprise status for calendar year 2009. The award for 2009 was made jointly by the National Development and Reform Committee, the Ministry of Industry and Information, the Ministry of Commerce and the State Administration of Taxation. Under the current tax policies for software and integrated circuit industries, the applicable corporate income tax rate for Shenzhen Mindray for the financial year 2009 will be adjusted to 10% which will result in approximately $8.6 million savings in Shenzhen Mindray Corporate Income Tax. The tax provision included in the financial statements for the year ended December 31, 2009 did not take into account for the adjustment in relation to the change in applicable corporate income tax rate. The key software enterprise status is granted on an annual basis and is subject to government review every year in which it may be granted. There is no reliable indication that Mindray will be granted this status applicable to 2010 or in any future years.

On March 1, 2010, the Company’s board of directors declared a cash dividend of $0.20 per ordinary share and was paid on around April 11, 2010, to shareholders of record as March 11, 2010.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)
(Dollars in thousands, unless otherwise stated)

On March 9, 2010, the Company completed a public offering of 4,000,000 American depository shares (“ADS”), representing 4,000,000 ordinary shares of Company at $38.20 per ADS. Total proceeds, net of underwriting discounts and commission and estimated offering costs, were approximately $149.7 million.

In March 2010, the Company repaid its $110 million bank loans due to BOCHK and $5 million due to HSBC.

In April 2010, a bank loan of $54.1 million due to BOC was due for repayment and the Company had repaid the loan with the related secured fixed deposit and the interest income earned.

MINDRAY MEDICAL INTERNATIONAL LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF OPERATIONS
(Dollars in thousands, except for share and per share data)

	Years Ended December 31,
	2007	2008	2009

Net revenues	$—	$—	—
Cost of revenues	—	—	—
Operating expenses:
General and administrative expenses	(9,970)	(12,566)	(15,129)
Loss from operations	(9,970)	(12,566)	(15,129)
Other income, net	1,649	496	—
Dividend income	—	—	—
Interest income	5,531	1,108	(552)

Loss before income taxes and equity earnings of subsidiaries	$(2,790)	$(10,962)	$(15,681)
Provision for income taxes	—	—	—
Equity in earnings of subsidiaries	80,833	119,649	154,869

Net income	$78,043	$108,687	$139,188

Basic earnings per share	$0.73	$1.01	$1.28

Diluted earnings per share	$0.69	$0.96	$1.23

Share used in computation of:
Basic earnings per share	106,328,347	107,366,250	108,567,305

Diluted earnings per share	112,678,984	113,364,756	113,025,775

MINDRAY MEDICAL INTERNATIONAL LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED BALANCE SHEETS
(Dollar in thousands, except for share)

	2008	2009

ASSETS:
Current assets:
Cash and cash equivalents	$15,387	$12,046
Short-term investment	91	91
Loan to subsidiaries/affiliates	173,377	237,894
Other receivable	530	552
Prepayment	206	—

Total current assets	$189,591	$250,583
Investment in subsidiaries	276,165	397,265

	$465,756	$647,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payable	$6,863	$5,865
Other taxes payable	—	1,434
Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized: 107,663,703 shares and 109,390,440 shares for issued and outstanding for December 31, 2008 and 2009, respectively)	$14	$14
Other shareholders’ equity	458,879	640,535

Shareholders’ equity	458,893	640,549

Total liabilities and shareholders’ equity	$465,756	$647,848

MINDRAY MEDICAL INTERNATIONAL LIMITED

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT
CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,
	2007	2008	2009

Net cash used in operating activities	$(72,464)	$(59,864)	$5,080

Net cash used in investing activities	(63)	—	—

Net cash used in financing activities	(6,865)	(13,101)	(8,421)

Net decrease in cash and cash equivalents	$(79,392)	$(72,965)	$(3,341)
Cash and cash equivalents at beginning of year	$167,744	$88,352	$15,387

Cash and cash equivalents at end of year	$88,352	$15,387	$12,046

Non-cash investing activity:
Issuance of common stock for acquisition of minority interests of Shenzhen Mindray	$—	$—	$—