Form 20-F
period 2010-12-31
Mindray Medical International LTD
filed 2011-04-08
CIK 1373060

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Name of Each
Exchange on Which
Title of Each Class	Registered

American Depositary Shares, each representing one Class A ordinary share, par value HK$0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to section 12(g) of the act.
None

Securities for which there is a reporting obligation pursuant to section 15(d) of the act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,480,456 Class A ordinary shares and 29,619,907 Class B ordinary shares.

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2008, 2009, and 2010 and audited consolidated balance sheets as of December 31, 2009, and 2010.

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our plan to launch new products in the future;

•	market acceptance of our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities in Shenzhen, and our research and development and manufacturing facilities in Shenzhen, Nanjing, Xi’an, Shanghai and Chengdu;

•	the effects and integration of our former, current and future acquisitions;

•	relevant government policies, healthcare reform and regulations relating to the medical device industry;

•	competition in the medical device industry in China and internationally;

•	our expectations regarding demand for our products;

•	the projected growth of the medical device industry in China and internationally;

•	our future business development, financial condition and results of operations;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	the effects global macroeconomic conditions on our business;

•	our intention to pay annual cash dividends to our shareholders; and

•	general economic and business conditions in the countries where our products are sold.

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

The selected consolidated balance sheet data as of December 31, 2009, and 2010, and the selected consolidated financial data for the three years ended December 31, 2008, 2009, and 2010, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the years ended December 31, 2006 and 2007 and as of December 31, 2006, 2007 and 2008 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	For the Year Ended December 31
	2006	2007	2008	2009	2010
	(In thousands, except share and per share data)

Statement of Operations Data:
Net revenues	$190,374	$294,296	$547,527	$634,183	$704,309
Cost of revenues(1)	(86,390)	(132,768)	(250,573)	(280,319)	(303,334)

Gross profit	103,984	161,528	296,954	353,864	400,975
Operating expenses:
Selling expenses(1)	(26,622)	(41,083)	(80,088)	(106,142)	(122,960)
General and administrative expenses(1)	(9,527)	(12,042)	(39,903)	(47,512)	(61,193)
Research and development expenses(1)	(18,741)	(28,389)	(51,945)	(58,383)	(60,316)
Realignment costs — post acquisition	—	—	(899)	(1,215)	(919)
Expense of in-progress research and development	(4,000)	—	(6,600)	—	—

Operating income	45,094	80,014	117,519	140,612	155,587
Other income, net	756	2,357	4,918	25,525	8,835
Interest income	3,505	9,726	8,361	6,574	11,575
Interest expense	(58)	(11)	(5,163)	(4,759)	(2,900)

Income before income taxes and non-controlling interests	49,297	92,086	125,635	167,952	173,097
Provision for income taxes	(3,023)	(14,043)	(16,948)	(28,764)	(17,631)

Net income	$46,274	$78,043	$108,687	$139,188	$155,466
Less: Net income attributable to noncontrolling interest	(811)	—	—	—	—

Net income attributable to the Company	$45,463	$78,043	$108,687	$139,188	$155,466
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	—	—

Income attributable to ordinary shareholders(2)	$45,463	$78,043	$108,687	$139,188	$155,466

Basic earnings per share	0.52	0.73	1.01	1.28	1.37
Diluted earnings per share	0.47	0.69	0.96	1.23	1.32
Dividends declared per share	0.15	0.18	0.20	0.20	0.30
Shares used in computation of:
Basic earnings per share	87,066,163	106,328,347	107,366,250	108,567,305	113,638,024
Diluted earnings per share	96,370,084	112,678,984	113,364,756	113,025,775	117,581,196

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$219,064	$189,045	$96,370	$204,228	$137,502
Working capital(3)	209,001	237,191	147,593	257,027	520,043
Total current assets	254,154	306,495	427,414	511,665	694,600
Total assets	327,664	446,714	785,771	966,265	1,150,561
Total current liabilities	45,153	69,304	279,821	254,638	174,557
Noncontrolling interest	1	2	2	2	2
Net assets	279,713	374,022	498,092	640,549	966,601
Capital stock	13	13	14	14	15

(1)	Share-based compensation charges incurred during the years related to:

	For the Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Cost of revenues	$77	$267	$423	$467	$320
Selling expenses	801	2,781	2,870	3,406	2,569
General and administrative expenses	1,532	2,232	2,697	3,318	1,591
Research and development expenses	864	2,430	2,731	3,047	2,800

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

Our success in developing and commercializing new products is determined by our ability to:

•	accurately assess technology trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	effectively manage our brands;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively, including providing financing to our customers; and

•	effectively integrate customer feedback into our research and development planning.

We maintain direct operations in the United States and Europe that are costly and the ongoing maintenance costs could have a material adverse effect on our business.

We maintain direct operations in the United States and Europe and rely on direct sales for a significant portion of our revenues from these areas. Maintaining a direct sales force is costly. We typically provide our direct operations personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. Maintaining these direct operations is costly and ongoing maintenance costs could have a material adverse effect on our business.

We depend on distributors for a substantial portion of our revenues. Failure to maintain relationships with our distributors would materially and adversely affect our business, financial condition, results of operations.

We depend on distributors for a substantial portion of our revenues. We typically do not have long-term distribution agreement; however, beginning in 2011, we began to sign 3-year distribution agreements with certain of our key distributors. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

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

We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, some of which we have previously experienced, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products that they have contracted to sell for us;

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately predict and maintain appropriate levels of distributor inventory reserve, which could cause an uneven and unpredictable sales flow;

•	fail to adequately promote our products; or

•	fail to provide proper training, repair and service to our end-users.

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

We maintain both direct sales force and independent distribution network in the United States and Europe, creating the potential for conflict between them. If our independent distributors and direct sales force compete with each other, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. Our integration of future acquired entities into our business may not be successful and may not enable us to expand into new or existing markets as well as we expect. This would significantly affect the expected benefits of these acquisitions.

Future acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. For example, in 2008, we acquired the patient monitoring business of Datascope Corp. The integration of acquired entities into our operations have required, and will continue to require, significant attention from our management. Additionally, in February 2011, we announced the intended acquisition of a controlling stake of Shenzhen Shenke Medical Instrument Technical Development Co., Ltd, or Shenke, an infusion and syringe pump manufacturer in China. Although we conducted customary due diligence with respect to our acquisition of Shenke, we may not have identified and may not be aware of all of the risks associated with the acquisition. These risks and risks associated with our integration of Shenke’s business could have an adverse effect upon our business, financial condition, and results of operation.

Future acquisitions will also likely present similar challenges and may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with distributors, customers, suppliers and employees as a result of our integration of new businesses and new regulations governing international markets. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

International operations may be costly, time-consuming and difficult. If we do not successfully operate internationally, our profitability and prospects would be materially and adversely affected.

Our success significantly depends upon our ability to operate in our existing international markets and enter into new international markets. In operating and expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. In our international operations we have experienced increasingly intense competitive conditions and we may fail to anticipate competitive conditions in our existing markets and any new markets we may expand into. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend more on marketing and promotion than we do in our existing markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. If our international operations and expansion efforts in existing and new markets are unsuccessful, our profitability and prospects would be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	healthcare reforms;

•	increased risk of exposure to terrorist activities;

•	difficulties obtaining raw materials or product supplies or other logistical issues due to natural disasters;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.

Our business may be affected by recent healthcare reforms.

On January 21, 2009, China launched its three-year healthcare reform initiative, initially pledging to provide up to RMB850 billion in healthcare reform projects throughout China. Additionally, on March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Heath Care and Education Reconciliation Act of 2010 on March 30, 2010. These healthcare reform acts and future healthcare reform could adversely affect our business in several ways, including:

•	Reduced demand for our products. Healthcare reforms may provide funding and incentives for specific products we do not provide or target customers such as larger hospitals that currently account for a smaller portion of our customer base. Additionally, uncertainty surrounding the implementation of recent healthcare reform may curtail spending in the near term. For example, challenges to the constitutionality of healthcare reform acts in the United States may have caused uncertainty in hospital spending, contributing to modest hospital spending in 2010. We anticipate this will continue to be the case in 2011.

•	Pricing pressures. Our existing customers may be incentivized by healthcare reform subsidies or tax incentives to defer purchases of our products in favor of those which are subsidized or have beneficial tax implications.

•	Changes in customer trends. Healthcare reform may additionally be targeted at consumers rather than hospitals, which could affect the spending patterns of our customers in ways we may not be able to anticipate. For example, in 2010 the China healthcare reform initiative provided increased insurance coverage for PRC residents which resulted in increased patronage at larger sized hospitals rather than smaller local clinics. As a result, our sales to such local clinics decreased.

We are unable to predict the current and future affects of healthcare reform, which could materially affect our business, financial condition and results of operations.

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our revenues.

In recent years, consolidation among health care providers and the formation of purchasing groups has imposed pricing pressures. Our success in areas of health care provider consolidation and where purchasing organizations have been formed depends partly on our ability to enter into contracts with group purchasing organizations and integrated health networks. We have noticed in the United States there is a movement to withdraw contracts with group purchasing organizations by several major healthcare device providers. This may set a new purchasing trend and disrupt our purchasing processes in the United States, having an adverse impact on our sales in the United States.

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

The medical device market is highly competitive, and we expect competition to intensify. In particular, competition for the government tenders has continued to intensify in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors also vary significantly according to business segments. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have local operations in the markets in which we sell our products who may have lower cost structures, domestic support, or local protection through tariff and non-tariff barriers. We face competition from companies that have or may have:

•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater pricing flexibility;

•	availability of financing for our customers;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	capability to offer vendor financing or leasing arrangements;

•	more preferential treatment locally due to government policies;

•	stronger brand recognition; and

•	larger sales and distribution networks.

As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a bundle of non-competing products, systems and services that they sell to our customers, and we may not be able to match those discounts. Furthermore, our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. In addition, the introduction of competing products could affect our products’ market acceptance and market share. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.

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

In addition, we believe that corrupt practices in the medical device industry in China and certain emerging markets still occur. To increase sales, certain medical device manufacturers or distributors may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policies prohibit these practices by our direct sales personnel and our distribution agreements require compliance with applicable law. As a result, as competition intensifies in the medical device industry in these markets, we may lose sales, customers or contracts to competitors.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets and government tender sales in China, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

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

We currently principally rely on four facilities for manufacturing, assembly and storage of our products and to conduct research and development activities. Any disruption to our current manufacturing facilities or in the development of any of these facilities could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We are developing a new research and development center adjacent to our main Shenzhen facility and are in the process of setting up additional research and development facilities in Xi’an, Shanghai and Chengdu, China. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate to these facilities. Moreover, we may not realize its anticipated benefits. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we rely on single source suppliers to provide approximately 35% by value of our raw materials and components, primarily for proprietary integrated circuits for products across our business segments. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. For example, on March 11, 2011, a severe earthquake and tsunami hit the northeastern coast of Japan, causing widespread damage. Although the extent of this impact on our business is unknown, disruptions to purchases of raw materials or components from suppliers and manufacturers from Japan or any other region could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

Pursuing our growth strategy will strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Implementing our growth strategy has resulted in, and will continue to result in, substantial demands on management resources. In particular, pursuing our growth strategy will require, among other things:

•	enhancing our research and development capabilities;

•	hiring and training new personnel;

•	enhancing our information technology and client relationship management systems;

•	stringent cost controls;

•	sufficient liquidity;

•	strengthening financial and management controls; and

•	increasing marketing, sales and sales support activities.

If we are unable to successfully implement our growth strategy, our business and prospects would be materially and adversely affected.

We may need additional capital, and we may be unable to obtain such capital in a timely manner, on acceptable terms, or at all.

We may need additional capital to grow, remain competitive, develop new products, or expand our distribution network. Our ability to obtain additional capital is subject to numerous uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Such inability could materially affect on our business, financial condition, results of operations and prospects.

We depend on information technology, or IT, to support our business operations, the failure of which would materially and adversely affect our business, results of operations and prospects.

In 2010 we implemented the SAP ERP systems to update the existing systems of our U.S. and European operations, building a single, globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integration is complicated by broad geographies, differing languages and business models between our China-based and our acquired operations. Additionally, in 2010, we began implementation of a new client-relationship management system in our China operations, and intend to extend this system to our other offices. Any failure of our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

Disputes over use of our brand names or the brand names we license, the expenses incurred in developing and preserving the value of our brand name, and any loss of rights to use our brand names or the brand names we license as a result of challenge, may adversely affect our business.

We regard our brand names as critical to our success.  Disputes over use of our brand names or the brand names we license may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization. We have experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Litigation could also result in substantial costs and diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or regulatory actions could be costly and time-consuming to defend, damage our reputation and materially and adversely affect our business, financial condition and results of operations.

Our main products are medical devices used in diagnosing and monitoring patients, exposing us to potential product liability claims if their use causes or results in, or is alleged to have caused or resulted in, in each case either directly or indirectly, personal injuries or other adverse effects. Any product liability claims or regulatory actions could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We maintain limited product liability insurance to cover potential product liability arising from the use of our products. As a result, future liability claims could be excluded or could exceed the coverage limits of our policy. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to maintain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.

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

Government tender sales in China have and will continue to be a smaller portion of our revenues.

We have historically generated certain portions of our China revenues from government tenders sales. Tender sales in China are a discretionary decision driven by government policies and can vary in terms of magnitude and timing of sales. For example, due to economic stimulation and healthcare reforms in China in 2009, our sales through government tender sales in China were almost doubled in comparison with the previous year. However, in 2010, our revenues from government tender sales in China dropped significantly due to lack of government spending on tender sales. We expect this trend of uncertainty and low government tender sales to continue in the near future. Our inability to accurately predict trends in government tender sales in China could cause us to underestimate demand and timely meet demand for our products, which in turn could materially and adversely affect our financial conditions and results of operations.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer in China are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the United States Food and Drug Administration, or FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

The global economic downturn adversely affected, and could continue adversely affecting, our business, financial condition and results of operations.

We experienced a global economic downturn affecting all areas of business, including health care. Disruptions in orderly financial markets resulting from, among other factors, government instability, diminished liquidity and credit availability plus volatile valuations of securities and other investments caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase.

We are unable to predict global economic conditions. The economic downturn adversely affected and could continue adversely affecting our business in several ways, including:

•	Reduced demand for our products. Customers may adopt a strategy of deferring purchases to upgrade existing equipment or deploy new equipment until later periods when visibility of their cash flows becomes more assured. In addition, customers who must finance their capital expenditures through various forms of debt may find financing unavailable to them.

•	Increased pricing pressure and lower margins. Our competitors include several global enterprises with relatively greater size in terms of revenues, working capital, financial resources and number of employees, and some of our end-users are healthcare service providers who are typically owned, controlled, or sponsored by governments. Competition for available sales may become more intense, which could require us to offer or accept pricing, payment, or local content terms which are less favorable to remain competitive. In some cases we might be unwilling or unable to compete for business where competitive pressures make a potential opportunity unprofitable to us.

•	Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which may thereby cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, has exposed and could continue to expose us to losing sales, delaying revenue recognition or accepting greater collection risks due to credit quality issues.

•	Greater difficulty in obtaining supplies, components and related services. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•	Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2011 and beyond.

The economic downturn has affected, among others, the United States, Europe, the Middle East and North Africa, which we believe has affected medical product purchasing in these regions. The economic downturn could continue adversely affecting our business and could materially affect our financial condition and results of operations.

Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.

Our quarterly revenues and operating results have fluctuated and may continue to fluctuating significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	fluctuations in PRC government spending on healthcare and stimulus programs;

•	United States and PRC healthcare reform;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to yearend supplier pricing renegotiation;

•	changes in the industry operating environment;

•	changes in government policies or regulations, including new product approval procedures, or their enforcement; and

•	availability of financing for healthcare facilities.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the market price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2010, our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Euros and the British pound. As a result, exchange rate fluctuations between the Renminbi, the U.S. dollar, the Euro and the pound affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi, Euro and the pound relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar, the Euro or the pound in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar, the Euro or the pound. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. While we may decide to enter into Renminbi hedging transactions, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. While we may enter into hedging transactions in an effort to reduce our exposure to other foreign currency exchange risks, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. See Item 11. “Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk”.

Warranty claims, could substantially increase our costs, and harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

We typically sell our products with warranties against technical defects at terms covering 12-24 months. Our product warranties require us to repair all malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs, harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

Our principal shareholders substantially control our corporate actions. Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that our shareholders may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.

As of March 31, 2011, three of our shareholders and their affiliated entities owned approximately 26.8% of our outstanding ordinary shares, representing approximately 63.6% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of strategic development, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the market price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares, including Class A ordinary shares represented by our ADSs, at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving you of an opportunity to sell your shares, including Class A ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preferred shares, the market price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2010. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2010 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control, which could have a material and adverse affect on our reputation and have a material and adverse affect on our business, financial condition, results of operations and prospects.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions. We sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. Some of these independent non-U.S. distributors are located in or conduct business with countries subject to U.S. Economic sanctions, such as Cuba, North Korea, Sudan, Iran, Syria and Myanmar. We may be unable to ensure that those distributors comply with any applicable U.S. economic sanctions.

Moreover, if a U.S. distributor or one of our U.S. subsidiaries conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. law. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm and our management concluded that our internal control over financial reporting is effective as of December 31, 2010, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the market price of our ADSs.

Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the market price of our ADSs.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.

We conduct a substantial portion of our business operations in China and derived over 41% of our 2010 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

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

Under PRC laws and regulations, Shenzhen Mindray, Nanjing Mindray and Beijing Mindray are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2010, the amount of these restricted portions of Shenzhen Mindray was approximately RMB525.0 million. As a result of these PRC laws and regulations, Shenzhen Mindray and Nanjing Mindray are restricted in their abilities to transfer a portion of their respective net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray and Nanjing Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years 2009 and 2010. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the calendar years 2009 and 2010. In 2009, this status reduced our overall income taxes by $8.6 million and we anticipate this status will reduce our overall income taxes in 2010 by approximately $7.8 million. For the calendar year 2010, the income tax impact will be recorded in the first quarter of 2011. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government authority in China. Shenzhen Mindray may not be granted this status for any future years.

Under the phase-out rules of New EIT Law, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the New EIT Law, will continue to enjoy its preferential treatment under the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the taxable years of 2008 to 2010. The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Shenzhen Mindray and Beijing Mindray will continue to qualify as New and Hi-Tech Enterprises under the New EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Another PRC subsidiary, Nanjing Mindray, was entitled to an EIT exemption for two years from 2008 to 2009 and is currently entitled to a 50% tax reduction from 2010 to 2012.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. The amount of VAT refunds included in revenue in 2009 and 2010 was $24.8 million and $17.7 million, respectively. On 28 January 2011, the State Council issued a circular, Guofa [2011] No. 4, officially confirming the extension of the VAT refund policy for software and integrated circuit industries. Shenzhen Mindray may not be qualified for such refund for any future year.

We typically receive government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any in the future.

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

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, the recent circular mentioned above specifies that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights.

If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income. Second, although under the New EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, a withholding tax of 10% for our non-PRC enterprise investors or an individual income tax of 20% for individual investors is imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the new New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the New EIT Law and a withholding tax rate of 10% will apply on such dividends (subject to reductions by the relevant tax treaties, if applicable).

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. In addition, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. It is unclear at this early stage whether Circular 601 applies to dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries. It is possible, however, that under Circular 601 our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, and that such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

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

We completed our acquisition of the patient monitoring business of Datascope Corp. in May 2008 pursuant to the terms of a definitive agreement entered into in March 2008. The total purchase price was $209.0 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong). See Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Financing Activities.” With this acquisition, we believe we are the third-largest global patient monitoring device producer and furthers our goal of becoming a leading provider of high-quality medical devices to markets worldwide.

Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 8188-8666. Our website address is http://www.mindray.com. The information on our website does not form a part of this annual report. On September 29, 2006, we completed our initial public offering, which involved the sale by us and some of our shareholders of 23,000,000 of our ADSs, representing 23,000,000 of our Class A ordinary shares. In February 2007, some of our shareholders completed a secondary public offering of 11,301,303 ADSs representing 11,301,303 Class A ordinary shares. We did not receive any proceeds from this offering. On March 9, 2010, we completed an offering of 4,000,000 of our ADSs, representing 4,000,000 Class A ordinary shares.

B.	Business overview.

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, and multiple sales offices in major domestic and international markets. From our main manufacturing and engineering base in China and through our worldwide distribution network, we supply internationally a broad range of products across three primary business segments, comprising patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. We provide after-sales services to distributors and hospitals in China through 32 local offices based in provincial capital cities. We also provide after-sales services to hospitals in the United States, the United Kingdom, France and Germany

where we have direct sales. In addition, we provide after-sales service to our international customers through our distribution channel where we do not engage in direct sales activities.

We sell our products through different distribution channels in different geographies. In China, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,500 sales and sales support personnel as of December 31, 2010. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. Outside of China, we sell our products through more than 1,900 third party distributors and through our sales force of approximately 800 as of December 31, 2010.

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

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues, before accounting for capitalization under US GAAP, in research and development in 2008, 2009, and 2010. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China and are in the process of leasing and renovating new facilities in Xi’an, Chengdu and Shanghai. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2010, we had more than 1,500 engineers in multiple research and development centers in China, the U.S. and Sweden. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 160 countries, and international sales accounted for 58.3% of our net revenues in 2010.

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

The chart below provides selected summary information about the products that we introduced in 2010:

Business Segment	Products	Description

Patient Monitoring and Life support products	V21 patient monitoring system	Patient monitor series; an all new scalable platform that focuses on the clarity and continuity of data at a single point of care
	V12 patient monitoring system	Patient monitor series; an all new scalable platform that focuses on the clarity and continuity of data at a single point of care
	HyLED 9 series surgical light	New generation of LED surgical light
	HyBase 1000 surgical bed	Surgical bed
	HyPort Series ceiling pendant system	Surgical suite equipment to be used along with our surgical light, surgical bed, patient monitors and anesthesia machines
Medical Imaging Systems	DC-T6/N6	An advanced color ultrasound system
	M7	An advanced hand carried color ultrasound system
	MagSense 360 magnetic resonance imaging	The company’s first magnetic resonance imaging system
In-Vitro Diagnostic Products	BS-800	Higher speed fully-automated biochemistry analyze
	BC-3600	Improved 3-part hematology analyzer

We plan to introduce an additional 7 to 10 new products in 2011.

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

Life support products.  We are also actively expanding the range of our life support products. We currently offer anesthesia machines, defibrillators, surgical beds and surgical lights.

Patient monitoring and life support products accounted for 44.5%, 43.9% and 44.9% of our total net revenues in 2008, 2009, and 2010, respectively.

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

We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 35 reagents for hematology analyzers and 70 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 15.7%, 20.7% and 26.4% of our in-vitro diagnostic products segment revenues in 2008, 2009, and 2010, respectively.

In-vitro diagnostic products, including reagents, accounted for 25.1%, 24.5% and 24.9% of our total net revenues in 2008, 2009 and 2010, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes both ultrasound systems, digital radiography systems and a magnetic resonance imaging system.

Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell black and white and color portable and mobile ultrasound systems, and offer a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten x-ray exposure time compared to traditional film-based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. Our magnetic resonance imaging system currently uses permanent magnetic field and inscan technology to record the image of the scanned area of the body.

Our medical imaging systems segment accounted for 25.4%, 25.6% and 24.6% of our total net revenues in 2008, 2009, and 2010, respectively.

Distribution, Direct Sales

China

As of December 31, 2010, our nationwide distribution and sales network in China consisted of more than 2,400 distributors and 1,500 sales and sales support personnel located in 32 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 3% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay over 50% of the purchase price.

We define government tender sales as an organized medical equipment purchasing activities from central or provincial governments in China for multiple hospitals, clinics and other healthcare facilities. We make government tender sales in China through government-run tender sale processes. Government tender sales are based on governmental budget, policies and directives. There is no certainty of the nature of such policies from period to period. When we make tender sales to central or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. China-based tender sales and after-sales services provided to government agency customers accounted for 11.1%, 17.4% and 7.5% of our net domestic revenues, in 2008, 2009, and 2010, respectively.

International

As of December 31, 2010, our international distribution and sales network consisted of more than 1,900 distributors covering more than 160 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

As we expand our international sales, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance. We also have international distributors pay the entire purchase price in advance or provide a letter of credit in advance of the product purchase. We extend credit to selective distributors in the United States and Europe. To those distributors who meet their sales targets and pay their receivables, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized significant losses relating to payment terms provided to our distributors.

We have direct sales channels in the United States, United Kingdom, France and Germany, and employ sales teams in these regions who have direct sales experience with hospitals, medical clinics and doctors.

Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition, which primarily involve attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2010, we attended or sponsored more than 1,000 medical exhibitions and seminars. We also conduct on-site demonstrations of our products at hospitals on a regular basis, and we often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We primarily sell to two categories of customers, distributors and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a revenues and geographic basis. Our ten largest customers based on net revenues collectively accounted for 6.4%, 5.5% and 6.2% of our net revenues in 2008, 2009, and 2010, respectively.

Our distributors.  Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2010, we had more than 2,400 distributors in China and more than 1,900 additional distributors internationally.

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

Internationally, our direct sales force in the U.S., United Kingdom France, and Germany sells primarily to hospitals with 500 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 350 employees located in our main facility in Shenzhen and our 32 offices in China as of December 31, 2010. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•	End-User Support and Service. In 2010, we conducted more than 185 training sessions in hospitals throughout China and almost 590 training sessions at our main facility in Shenzhen and our offices in China. We also maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.

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

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our older China-based facility, which is approximately 20,700 square meters in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our new China-based facility, which is approximately 87,500 square meters in size, in our Mahwah facility, which is approximately 12,000 square meters in size, and in our Nanjing facility, which is approximately 4,700 square meters in size.

As part of our overall strategy to lower production costs, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:

•	Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The cost of the new or improved product can be reduced as a result of the lower costs already in place from volume purchases. As more products utilize common resources, the resulting increased purchases of common resources further reduce costs, with benefits across a range of products.

•	Increase use of in-house manufactured facilities. To better optimize the benefit of our use of common resources across business segments and increasing sales levels, we produce the majority of the components that go into our products.

•	Increase use of common manufacturing and assembly practices within and across business segments. We continually seek to identify common manufacturing and assembly practices both within and across business segments. By identifying common manufacturing and assembly practices for new products, we seek to reduce capital outlays for new manufacturing equipment. This also allows us to spread our manufacturing team across fewer manufacturing and assembly stations, creating a streamlined manufacturing and assembly workflow. We believe this increases employee efficiency, with employees required to learn to manufacture or assemble fewer components, and reduces our training costs.

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

We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchases in 2009 or 2010. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

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

Each of our products is typically sold with a 12-24 month warranty against technical defects. If necessary, we will exchange a defective product. However, we do not typically accept any returns for a refund of the purchase price. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.

Intellectual Property

We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and the United States, as well as pending patent applications in China, the United States and Europe. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

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

We have no material technology license arrangements with any third party. We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves.

In respect of computer software we develop for use in our products, we actively apply for copyright registration in China in order to maximize our ability to enforce our copyrights in view of current Chinese legal requirements.

We have successfully established our brand in China. We have registered trademarks in China and in the U.S. and in other countries for the “Mindray” name and associated marks used on our own-brand products and we have limited trademark license rights for the use of the Datascope trademarks used in our patient monitoring devices through the year 2015. We have also filed for trademark protection for the “Mindray” name and associated marks in additional North American, European and Asian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.”

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

Patient Monitoring and Life support products.  For domestic sales of patient monitoring and life support products, our primary competitors are Philips Healthcare, GE Healthcare, Spacelabs, Nihon Kohden, and Goldway. For international sales of patient monitoring devices, our primary competitors are Philips Healthcare, GE Healthcare, Nihon Kohden, Spacelabs, Draeger Medical, Metronic and Zoll Medical.

In-Vitro Diagnostic Products.  For domestic sales of hematology analyzers, our primary competitors are Sysmex Corporation, Beckman Coulter, Horiba Medical, Nihon Kohden and Tecom Science Corporation. For international sales of hematology analyzers, our primary competitors are Sysmex Corporation, Beckman Coulter, Horiba Medical and Abbott Laboratories. For domestic sales of biochemistry analyzers, our primary competitors are Olympus, Hitachi, Beckman Coulter, Toshiba, Sinowa Medical. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Hitachi, Bayer, Abbott Laboratories and Roche Diagnostics.

Medical Imaging Systems.  For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Siemens Medical, Philips Healthcare, Aloka, Esaote Group. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare, Toshiba Medical Systems, Esaote Group, Aloka, Medison and Siemens Medical.

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

Insurance

We maintain liability insurance coverage to cover product liability claims arising from the use of our products sold internationally. We also maintain property insurance to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets.

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

The majority of our products that manufactured in China are classified as Class II or Class III devices. All our in-vitro diagnostic products are Class II medical devices; Beneview series, PM series and MEC series patient monitors, TMS-6016 telemetry monitoring system, WATO series anesthesia machines, are classified as Class III medical devices, while the remainder of our patient monitors and operating tables and surgical lights are classified as Class II medical devices. For example, our DC-6 Expert, DC-6, M5, DC-3, MRI and DR are classified as Class III medical devices, while the remainder of our medical imaging systems are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs, diluent and lead wires.

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

Our manufacturing license for the manufacture of our patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems will expire on December 20, 2015. To renew a manufacturing license, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information six months before the expiration date of the permit.

Medical Instrument Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. To renew a distribution license, a manufacturer or distributor needs to submit to the provincial level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. Our distribution license was renewed on March 31, 2011 for another five years and will expire on March 31, 2016.

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

Regulation of Reagents

Under a regulation enacted by the SFDA in April 19, 2007, all our IVD reagents products are subject to regulatory controls similar with medical devices.

To date, more than 100 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained medical device registration certificates as required from respective levels of food and drug administration.

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

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products; take over the illegal revenue;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production; or

•	withdraw the Registration Certificate for Medical Device.

Radio Transmission Equipment Type Approval Certificate

As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Industry and Information Technology. Our certificate will expire on May 31, 2011.

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

Shenzhen Mindray, Beijing Mindray and Nanjing Mindray are regulated under the newly revised PRC Company Law which took effect on January 1, 2006. Accordingly they shall allocate 10% of after-tax profits to a statutory common reserve fund. As of December 31, 2010, the accumulated amount of the statutory common reserve fund exceeded 50% of the registered capital of the subsidiaries, therefore, no further allocation is required to be made. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

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

Shenzhen Mindray has one subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd, or Beijing Mindray, in which Shenzhen Mindray has a 99.9% equity interest and through which we conduct some of our research and development activities. The remaining 0.1% equity interest in Beijing Mindray is held in equal 0.05% interests by Mr. Xu Hang and Mr. Li Xiting, our co-CEOs, and entitles its owners to identical economic and voting rights as the equity interest held by Shenzhen Mindray. In January 2011, we established Shenzhen Mindray Investment & Development Co., Ltd., or Mindray Investment. Shenzhen Mindray and Beijing Mindray hold respective 99.9% and 0.1% equity interests in Mindray Investment.

Effective May 1, 2008, we acquired the patient monitoring business of Datascope Corp., through our U.S. subsidiary Mindray DS USA Inc., which operates in the U.S. and Europe and sells products worldwide.

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of March 31, 2011:

Mindray Medical International Limited
(Cayman Islands)
100%
100%
100%
100%
100%
Mindray (UK) Limited
(Huntingdon, UK)
MR Holdings (HK) Limited
(HK)
MR Investments (HK) Limited
(HK)
Mindray Research and Development Limited
(BVI)
Mindray Global Limited
(BVI)
100%
99.99%
0.01%
0.1%
99.9%
99%
1%
1%
99%
100%
100%
100%
Nanjing Mindray Bio-Medical Electronics Co., Ltd.
(Nanjing, China)
Mindray Medical Mexico S.de R.L. de. C.V.
(Mexico city)
Mindray-Distribution and Commercialization of Medical Equipement Brazil Ltda.
(São Paulo)
Mindray Medical Rus Limited
(Moscow City)
Mindray Medical India Private Limited
(Mumbay, India)
Mindray Investments Singapore Pte. Limited
(Singapore)
Mindray Medical USA Corp.
(Seattle, USA)
Mindray Medical Canada Limited
(Vancouver, Canada)
100%
1%
1%
99%
Three PRC shareholders
0.000087%
11.081086%
88.918828%
PT Mindray Medical Indonesia
(Jakarta)
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
(Shenzhen, P.R. China)
Mindray Medical Netherlands B.V.
(Hoevelaken)
99%
100%
0.1%
Two PRC shareholders
99.9%
99.9%
0.1%
Shenzhen Mindray Investment & Development Co., Ltd.
(Shenzhen, P.R. China)
Beijing Shen Mindray Medical Electronics Technology Research Institute Company Limited
(Beijing, P.R. China)
100%
100%
100%
100%
100%
100%
Mindray DS USA, INC.
(Delaware)
Mindray Medical France SARL
(Paris)
Mindray Medical Germany GmbH
(Bensheim)
Datascope International B.V. Netherlands Filial
Mindray Medical Italy S.r.l.
(Rome)
Mindray Medical Espana S.L
(Madrid)
Mindray Medical Colombia S.A.S
(Bogotá, Colombia)
Mindray Medical Technology Istanbul Limited Liability Company
(Istanbul)
Mindray Medical Egypt Limited
(Cairo, Egypt)
100%
Mindray Medical Sweden AB.
(Stockhlom Sweden)

D.	Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our global operational headquarters occupy approximately 18,000 square meters. We have two existing production sites for research and development and manufacturing. Since 2006, we have been in the process of establishing a new research and development and administration center adjacent to our facility in Shenzhen to add approximately 80,000 square meters to our existing facilities. We expect to utilize this facility in 2011. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we have established a new research and development facility in Nanjing and the first phase of the manufacturing facility commenced operations in May 2009. The total expenditure was $13.0 million. The second phase of the manufacturing facility will commence in July 2011. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently principally rely on three manufacturing, assembly and storage facilities for our products and are developing an additional research and development center. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation.”

We additionally maintain a North America operational headquarters in Mahwah, New Jersey, which occupies approximately 12,000 square meters and is used for the manufacture, research and development, warehousing and final testing and assembly of certain of our patient monitoring and life support products.

We maintain a research and development center in Beijing at 3/F, Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 2,200 square meters. We also maintain a research and development office in Seattle, Washington. We also have 32 local sales and services offices in China and we have international sales and service offices in Hoevelaken, Bensheim, Istanbul, Huntingdon, Mahwah, Mexico City, Milan, Moscow, Mumbai, New Delhi, Stockholm, Paris, Sao Paulo, Seattle, Vancouver, Toronto, Jakarta, Madrid, Cairo and Bogota.

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

The following table contains information concerning our significant real property that we own or lease:

General Character
No.	Location	and Use of Property

1	High-Tech Park of NanShan District, Shenzhen, China	Owned, approximately 98,000 square meters, used as a research and development center and operational headquarters
2	(XiLi) Shenzhen, China	Leased, approximately 20,700 square meters, used for manufacturing, assembly, testing and research and development
3	(BaiWang) Shenzhen, China	Leased, approximately 87,500 square meters; used for manufacturing, assembly, testing and research and development
4	(GuangMing) Shenzhen, China	Leased, approximately 5,200 square meters, to be used for manufacturing, assembly, testing and research and development
5	(GuangMing) Shenzhen, China	Owned, approximately 104,350 square meters, to be developed to substitute the current manufacturing, assembly, test and research development facility
6	HaiDian District, Beijing, China	Owned, approximately 2,200 square meters, used as research and development center

General Character
No.	Location	and Use of Property

7	ChaoYang District, Beijing, China	Owned, 1,970 square meters, used as a sales, marketing and administrative office
8	(ZhongGuanCun) Beijing, China	Owned, approximately 48,187 square meters, to be developed as research and development center
9	Nanjing, China	Leased, 4,700 square meters used for manufacturing, research and development, sales and other daily operations
10	Nanjing, China	Owned, approximately 207,675 square meters to be developed for manufacturing, research and development, sales and other daily operations
11	Xi’an, China	Leased, approximately 1,300 square meters to be used as research and development center
12	Xi’an, China	Owned, approximately 1,100 square meters used as a sales, marketing and administrative office
13	Shanghai, China	Leased, approximately 1,500 square meters to be used as research and development center
14	Chengdu, China	Leased, approximately 1,400 square meters to be used as research and development center
15	Chengdu, China	Owned, approximately 900 square meters to be used as research and development center
16	Sundbyberg, Stockholm, Sweden	Leased, 865 square meters, used for research and development, sales and other daily operations
17	Mahwah, New Jersey	Owned, 12,000 square meters, used as a Patient Monitoring and Technology Services headquarters and the manufacturing, research and development and warehousing of patient monitoring devices
18	Hoevelaken, Netherlands	Owned, 12,700 square feet, used for office and warehousing
19	Seattle, Washington	Leased, used for research and development, sales support and other daily operations

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our overall net revenues increased from $547.5 million in 2008 to $634.2 million in 2009 and to $704.3 million in 2010. Our net income increased from $108.7 million in 2008 to $139.2 million in 2009 and to $155.5 million in 2010. These increases reflect both organic growth and the Datascope acquisition.

Geographically, our net revenues generated outside China increased from $313.0 million in 2008 to $341.6 million in 2009 and $410.9 million in 2010, representing a decrease as a percentage of total net revenues from 57.2% in 2008 to 53.9% in 2009 and an increase to 58.3% in 2010. The increase in dollar terms in 2009 primarily reflected a full year of net revenues contribution from the Datascope acquisition, while the decrease in percentage terms reflected the global economic downturn, which was generally felt more strongly outside of China. In 2010, the increase in dollar terms and as a percentage of total net revenues primarily reflected our lower tender sales in China in 2010, as well as growth in our distribution sales outside of China.

We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 2,400 distributors and approximately 1,500 sales and sales support personnel as of December 31, 2010. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. While we intend to continue selling our products in China primarily to distributors, we are also seeking to expand our geographic coverage and build brand recognition by establishing direct sales channels and increasing marketing activities.

Outside of China, we sell our products through more than 1,900 third party distributors and our sales force of approximately 800 as of December 31, 2010. We intend to continue investing in international sales channels, including the localization of sales staff in international offices. We believe that the localization of sales staff in international offices improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2008, 2009, and 2010. We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden and plan to open three new research and development facilities in Xi’an, Shanghai and Chengdu, China in 2011. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2010, we had more than 1,500 engineers in multiple research and development centers in China, the U.S. and Sweden. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

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

The average selling prices of our products typically decrease over time due to natural price erosion. With the current global market competition, we are facing more pricing pressures, particularly by competitors in the China market, including pressures to provide financing, which we anticipate will continue in the near term. In China and other developing markets, we anticipate average selling price declines generally in line with our prior experiences. However, we face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. Furthermore, our China sales include government tender sales, which tend to have higher sales volumes but lower average selling prices.

Currency fluctuations have not had a material impact on our overall pricing.

Revenues

Our customer base is widely dispersed on a geographic basis, with sales into more than 160 countries. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase and will stabilize as a percentage of our total revenues due primarily to: (i) the growing private market for healthcare, driven by increasing wealth; (ii) the increasing availability of health insurance; and (iii) anticipated increases in government healthcare spending, particularly that directed at county-level hospitals. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market.

For our sales in China, we present revenues net of value-added tax, or VAT. VAT represents the amount we collect from our customers at 17% offset by the VAT refund pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software embedded in our devices. In September 2008, pursuant to Cai Shui 2008 No. 92 jointly issued by the PRC government’s Ministry of Finance and the State Administration of Taxation, we were able to receive a VAT refund for sales of our embedded software on a retroactive basis. As we did not have prior experience in claiming the VAT refund under Cai Shui 2008 No. 92, the refund relating to sales of our embedded software during the period from January 2006 to June 2008 was only included in our net revenues when the refund claims had been approved by the PRC State Administration of Taxation in 2008. The refund relating to the sales of our embedded software during the period from July 2008 to December 2008, which was approved by the PRC State Administration of Taxation in the first quarter 2009, was included in our 2009 net revenues. Subsequently, we recognized the refund due from sales of our embedded software in 2009 on an as-accrued basis. Based on current PRC regulations, this refund will continue in 2011. Although there has been no indication of an intention on the part of the PRC government to discontinue this policy, the PRC government may or may not choose to renew such policy in the future. The amount of the VAT refund included in revenues was $21.8 million, $24.8 million and $17.7 million for the years ended December 31, 2008, 2009 and 2010, respectively.

In recent years, due to our expanding market presence outside China together with our acquisition of Datascope in 2008, our net revenues from outside China, particularly in Europe and North America, increased as a percentage of our total net revenues. Although this trend reversed in 2009 due in large part to the global economic downturn, currency fluctuations and uncertainty surrounding potential United States healthcare reforms, in 2010 growth in European and North American markets again increased as a percentage of our total net revenues, primarily as a result of a broadening and strengthening of our product portfolio. We additionally have seen significant revenue growth in other developing markets in 2010 and anticipate similar growth in 2011, particularly in Latin and South America.

Our customer base is also widely dispersed on a net revenues basis. In each of 2008, 2009 and 2010, no single customer accounted for more than 10% of our total net revenues.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 44.9%, 24.9% and 24.6% of our total net revenues in 2010, respectively. We also have a business segment called “others” which includes primarily services revenues and occasional revenues from contract research and development projects and other non-recurring revenue.

Patient Monitoring and Life Support Products.  We derive revenues for our patient monitoring and life support products segment from the sale of patient monitors and other life support and related products. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our near-term product pipeline.

In-Vitro Diagnostic Products.  We derive revenues for our in-vitro diagnostic (IVD) products segment from diagnostic laboratory instruments and related reagents sales. Our current IVD products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. Our IVD product line has a very large market despite potentially limited product offerings. We anticipate continued IVD product revenue growth as we plan to invest significantly in and further penetrate this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in both of these categories. Consumable liquid reagents must be used each time an analysis is performed, generating a recurring revenue stream. Diagnostic laboratory reagent sales accounted for 26.4% of the segment’s 2010 net revenues, up from 20.7% in 2009. Reagent sales will increase in connection with increases in our IVD sales. Reagent sales are generally at a higher margin and provide a consistent revenue stream. We expect reagent sales to increase in real and percentage terms as we build a sufficient concentration in our installed base of analyzers, coupled with more effective marketing methods for our reagents.

Medical Imaging Systems.  We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products, our MRI system and related accessories. Although we have successfully penetrated the ultrasound market in the past, the addressable markets for our product lines are still limited. We anticipate our future development in advanced ultrasound and other imaging modality coupled with further successes in penetrating the United States and other developed markets for ultrasound systems will help us to improve our revenue sales within this segment in both the near and long term.

Others.  We primarily derive revenues for our others segment from after-sales services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our others segment may not follow the same growth rate as our primary segments. Our others segment accounted for 5.6% of our total net revenue in 2010.

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

In any period, several factors will impact our net revenues, including:

•	global economic conditions;

•	new and potentially increased competition;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new product introductions by us and our competitors;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	government tender sales in China;

•	exchange rate fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit and financing for our customers;

•	sales seasonality;

•	key governments and major group purchasing organizations tender criteria changes, policy changes, review process changes, and execution timing changes;

•	government tax policy changes;

•	healthcare-related policies and healthcare reform that could lead to curtailed capital investments, or changes in healthcare insurance policies, particularly in China and the United States; and

•	regulatory actions, such as those approving or denying products or product lines.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the market price of our ADSs to decline.”

Cost of Revenues

Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs, provisional costs of warranty-based maintenance, repair services, and the cost of providing sales incentives and, with effect from December 2010, an urban construction and maintenance tax and education surcharge and other related surcharges imposed by the government.

Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, and our pricing strategies in different markets. See “— Comparison of Years Ended December 31, 2009 and December 31, 2010 — Gross Profit and Gross Margin” and “— Comparison of Years Ended December 31, 2008 and December 31, 2009 — Gross Profit and Gross Margin.”

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

Over time, production costs for our products typically decrease due to our:

•	leveraging our understanding of component performance by identifying more suitable and cost-effective components;

•	standardizing components across product models and product lines;

•	seeking to use adaptable and cost-effective software instead of hardware where possible;

•	actively managing our supply chain; and

•	use of in-house and external suppliers to achieve a competitive cost structure while maintaining the same quality standards for our products.

We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture a significant portion of our products in China. Furthermore, we continually seek to improve cost of revenues by:

•	leveraging our research and development capacities to improve manufacturing efficiencies and product design, thereby reducing production costs;

•	as appropriate, vertically integrating our manufacturing operations and realigning manufacturing facilities, allowing us to increasingly produce product components in-house;

•	strategically moving to China certain component and raw material production and product assembly for our U.S. and Sweden operations;

•	generating economies of scale through increased purchase volumes and using more common resources across product lines; and

•	realigning our employees to leverage their core competencies and to reduce redundancies.

Historically, these efforts have typically enabled us to reduce our per unit cost of revenues on a year-over-year basis. These positive effects have helped us maintain or improve gross margins while facing pricing pressures, wage increases in China, and higher raw materials costs. We believe we may continue facing each of these issues going forward.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2008 and 2010, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, in 2009 we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.

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

In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to expand our coverage and build brand recognition by establishing key-account sales channels, increasing marketing activities, and adding our new client-relationship management system, which may increase our selling expenses.

We expect that certain components of our selling expenses as a percentage of total net revenues will increase as we develop and utilize our client-relationship management system and invest in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.

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

Research and Development Expenses

Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs. We are committed to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We therefore intend to continue investing approximately 10% of our net revenues in research and development efforts.

Realignment Costs-Post Acquisition

Realignment costs-post acquisition, are primarily personnel-related costs associated with a strategic realignment of various business functions as part of our integration process after the Datascope acquisition. This realignment includes the migration of some manufacturing and assembly from Mahwah to Shenzhen, reorganization of our global research and development team, and the streamlining of certain support functions. The realignment effort in relation to the Datascope acquisition was generally completed by the end of 2010, and we do not anticipate future realignment costs in connection with the Datascope acquisition.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. In 2006, we adopted an employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees may receive non-vested shares or options to purchase ordinary shares. These non-vested shares and options generally vest over a service period of three to five years based on a graded vesting schedule and if the employees have met their performance targets based on evaluation of each individual employee. We record employee share-based compensation expenses when the performance condition becomes probable over the service period. We began a new employee share-based compensation structure beginning in 2010 to provide an annual award to our employees based on their achievements in the prior year, instead of setting performance conditions. Accordingly, these awards have a three year service-only vesting condition after the initial grant.

We incurred $8.7 million, $10.2 million and $7.3 million in employee share-based compensation expenses in 2008, 2009 and 2010, respectively.

The table below shows the effect of the 2008, 2009 and 2010 share-based compensation charges on our operating expense line items:

	For the Year Ended December 31,
	2008	2009	2010
	(In thousands)

Cost of revenues	$423	$467	$320
Selling expenses	2,870	3,406	2,569
General and administrative expenses	2,697	3,318	1,591
Research and development expenses	2,731	3,047	2,800

Other Income (Expense)

Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, consists primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any. Interest income represents interest income derived from cash deposits, deposits on restricted cash, short term investments and restricted investments. We also record other expenses, which consist primarily of interest expense on our loan facilities. We also may include income or expenses not related to our normal operations. For example, in 2009, we included in other income a one-time payment by Beckman Coulter Inc. in relation to the cancelation of a cooperation contract.

Taxes and Incentives

Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

In March 2007, China passed the China Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises.” Shenzhen Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and Beijing Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 24, 2008, with a valid period of three years starting from 2008 to 2010. However, the continued qualification of a New and Hi-Tech Enterprise for 2010 and beyond is subject to annual review by the relevant government authority in China. Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. In February 2011 Shenzhen Mindray was awarded “Nationwide Key Software Enterprise” status for calendar year 2010. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2010 calendar year. We anticipate this status will reduce our overall 2010 income taxes by approximately $7.8 million, which we will record in the first quarter of 2011. Nationwide Key Software Enterprise status is granted on an annual basis and is subject to annual review by the relevant government authority in China. Shenzhen Mindray may not be granted this status for 2011 or in any future years.

Beijing Mindray was entitled to a term tax holiday under the phase-out rules under the New EIT Law which provided an EIT exemption from 2005 to 2007, and a 50% tax reduction from 2008 to 2010. Another of our PRC subsidiaries, Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009, and is entitled to a 50% tax reduction from 2010 to 2012.

Pursuant to the New EIT Law and its implementing rules, all FIEs incorporated in the PRC are required to make provision for withholding tax when dividends are declared out of post January 1, 2008 earnings. The applicable tax rate for dividends is generally 10% subject to reduction by the applicable tax treaties in the PRC. Our subsidiaries in the PRC are subject to the New EIT Law and are required to withhold income tax from their immediate parent holding companies when they declare dividends out of post-January 1, 2008 retained earnings.

Shenzhen Mindray has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. The amount of VAT refunds included in revenue in 2009 and 2010 was $24.8 million and $17.7 million, respectively.

The urban construction and maintenance tax, or UCMT, and education surcharge, or ES, were enacted by the State Council back in 1985 and 1986 respectively. Specific circulars were subsequently issued by the State Council, Ministry of Finance and State Administration of Taxation to temporarily exempt foreign-invested enterprises, or FIEs, foreign enterprises, or FEs, and foreign individuals from these two surtaxes. As such, our PRC subsidiaries have not been subject to UCMT and ES. On October 18, 2010, the State Council released a circular Guofa [2010]

No. 35 (“Circular 35”) entitled “Notice Issued by The State Council To Unify the Collection of UCMT and ES on Domestic and Foreign-Invested Enterprises and Individuals”, resuming the collection of the surtaxes from FIEs, FEs and foreign individuals, effective from December 1, 2010. Therefore, our PRC subsidiaries are subject to UCMT and ES starting from December 1, 2010. Both of these surtaxes were imposed at a certain rate on the total amount of China’s turnover taxes i.e., Business tax, VAT and Consumption Tax. The applicable UMCT rate is 7% and ES rate is 3% for all of our PRC subsidiaries. In addition, Shenzhen Mindray is subject to an additional 2% local ES starting from January 1, 2011.

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

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Years Ended December 31,
	2008	2009	2010
	(In thousands, except for share and per share data)

Net revenues	$547,527	$634,183	$704,309
Cost of revenues(a)	(250,573)	(280,319)	(303,334)

Gross profit	296,954	353,864	(400,975)
Operating expenses:
Selling expenses(a)	(80,088)	(106,142)	(122,960)
General and administrative expenses(a)	(39,903)	(47,512)	(61,193)
Research and development expenses(a)	(51,945)	(58,383)	(60,316)
Realignment costs — post acquisition	(899)	(1,215)	(919)
Expense of in-progress research and development	(6,600)	—	—

Operating income	117,519	140,612	155,587
Other income, net	4,918	25,525	8,835
Interest income	8,361	6,574	11,575
Interest expense	(5,163)	(4,759)	(2,900)

Income before income taxes and noncontrolling interest	125,635	167,952	173,097
Provision for income taxes	(16,948)	(28,764)	(17,631)

Net income	$108,687	$139,188	$155,466
Less: Net income attributable to noncontrolling interest	—	—	—

Net income attributable to the Company	$108,687	$139,188	$155,466

Basic earnings per share	$1.01	$1.28	$1.37

Diluted earnings per share	$0.96	$1.23	$1.32

Shares used in computation of:
Basic earnings per share	107,366,250	108,567,305	113,638,024

Diluted earnings per share	113,364,756	113,025,775	117,581,196

Note (a):

	Years Ended December 31,
	2008	2009	2010
	(In thousands)

Share-based compensation charges incurred during the years related to:
Cost of revenues	$423	$467	$320
Selling expenses	2,870	3,406	2,569
General and administrative expenses	2,697	3,318	1,591
Research and development expenses	2,731	3,047	2,800

Comparison of Years Ended December 31, 2009 and December 31, 2010

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2009 and 2010:

	2009		2010
		Net		Net
	Net	Revenues	Net	Revenues
	Revenues	% of Total	Revenues	% of Total
	(Dollars in thousand, unless otherwise stated)

Geographic Data:
China	$292,607	46.1%	$293,435	41.7%
Other Asia	41,998	6.6	45,349	6.4
Europe	75,574	11.9	87,720	12.5
North America(1)	107,455	16.9	116,826	16.6
Latin America	56,561	8.9	78,719	11.2
Others	59,988	9.6	82,260	11.6

Total net revenues	$634,183	100.0%	$704,309	100.0%

Segment Data:
Patient monitoring and life support products	$278,082	43.9%	$316,223	44.9%
In-vitro diagnostic products	155,406	24.5	175,245	24.9
Medical imaging systems	162,470	25.6	173,170	24.6
Others(1)	38,225	6.0	39,670	5.6

Total net segment revenues	$634,183	100.0%	$704,309	100.0%

(1)	Includes R&D income of $1,747 and $0 for year 2009 and 2010, respectively.

Our total net revenues increased by $70.1 million, or 11.1% from $634.2 million in 2009 to $704.3 million in 2010. This increase primarily reflects revenues growth in our operations outside of China.

On a geographic basis, net revenues generated in China increased by $0.8 million, or 0.3%, from $292.6 million in 2009 to $293.4 million in 2010. Increases in our sales to individuals and hospitals offset decreases from our government tender sales in China and decreased spending by our customers due to subsidies in private insurance for larger hospitals in connection with China’s governmental healthcare reform program. This increase was also offset by a $6.5 million retroactive VAT refund, which was related to 2008 sales, received in 2009.

Net revenues generated outside of China increased by $69.3 million, or 20.3% from $341.6 million in 2009 to $410.9 million in 2010. As a percentage of total net revenues, net revenues generated outside of China increased from 53.9% in 2009 to 58.3% in 2010. This increase primarily reflects increased revenues from sales of our North American division and increase in sales in the Latin America and CIS regions, partially offset by cautious spending in the healthcare industry in Europe following recovery from the global economic downturn.

Each of our business segments experienced net revenues growth in 2010. Net revenues in our patient monitoring and life support products segment increased by $38.1 million, or 13.7%, from $278.1 million in 2009 to $316.2 million in 2010. This growth resulted primarily from better acceptance and penetration of our product lines in the international markets outside of China.

Net revenues in our in-vitro diagnostic products segment increased by $19.8 million, or 12.8%, from $155.4 million in 2009 to $175.2 million in 2010. This increase primarily reflects an continue expansion of equipment installation base which provides a base for reagent sales growth.

Net revenues in our medical imaging systems business segment increased by $10.7 million, or 6.6%, from $162.5 million in 2009 to $173.2 million in 2010. The increase was resulted from an increase in sale of our color ultrasound products.

Net revenues from others increased from $38.2 million in 2009 to $39.7 million in 2010. This growth resulted primarily from increase in revenue derived from after sales services which was partially set-off by the fall in research and development income as a result of the termination of the joint development program with BCI in 2009.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues decreased from 44.2% in 2009 to 43.1% in 2010. This decrease was attributable primarily to a favorable change came primarily from better product margins from our North America division, overall product mix improvement, continued cost reduction of raw material supplies and decreased government tender sales in China. Total cost of revenues increased from $280.3 million in 2009 to $303.3 million in 2010. These increases were primarily due to increased sales volumes, as well as an urban construction and maintenance tax and education surcharge with effect from December 2010.

Patient monitoring and life support devices

Cost of revenues as a percentage of total net revenues decreased from 44.2% in 2009 to 43.1% in 2010. The decrease was attributable primarily to a favorable change in product mix and reduction of raw material supply. In addition, cost for new products introduced to the United States market to replace certain legacy products was reduced through economies of scale and design improvement.

In-vitro diagnostic products

Cost of revenues as a percentage of total net revenues decreased from 43.7% in 2009 to 40.3% in 2010. The decrease was mainly attributable to higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales. Reagent sales had increased from 20.7% of total IVD sales in 2009 to 26.4% in 2010.

Medical imaging systems

Cost of revenues as a percentage of total net revenues decreased from 36.7% in 2009 to 33.0% in 2010. The decrease in cost of revenues as a percentage of net revenues was primarily due driven by savings on components due to an increasing percentage of in-house manufacturing of probes.

Gross Profit and Gross Margin

Total gross profit increased by $47.1 million, or 13.3%, from $353.9 million in 2009 to $401.0 million in 2010. Our consolidated gross margin was 55.8% in 2009 and 56.9% in 2010.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses. Operating expenses, as a percentage of total net revenue, increased from 33.6% in 2009 to 34.9% in 2010. The increase was primarily attributable to operating our business with an increasing number of localized staff internationally and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased by $32.2 million, or 13.1%, from $213.3 million in 2009 to $245.4 million in 2010.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 16.7% in 2009 to 17.5% in 2010. Our selling expenses increased by $16.9 million, or 15.9% from $106.1 million in 2009 to $123.0 million in 2010. The increases as a percentage of total net revenues from 2009 to 2010 were primarily attributable to the following:

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount in our China and international sales teams;

•	increase in travel, marketing and training expenses, particularly in China;

•	building our direct sales force infrastructure and localizing our indirect sales management;

•	international expansion in developed and developing countries, which tends to be more expensive; and

•	investment in developing a customer relationship management platform to facilitate sales channel management.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, increased from 7.5% in 2009 to 8.7% in 2010. The increase was primarily attributable to overall higher general and administrative costs in more developed countries, particularly the United States, and increased overall corporate spending to support sales operation growth.

Our general and administrative expenses increased from $47.5 million in 2009 to $61.2 million in 2010. This increase was mainly attributable to salaries and related compensation expenses and exchange loss as a result of the appreciation of Renminbi against the U.S. dollar and Euro.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.2% in 2009 and 8.6% in 2010. This improvement is due primarily to more effective utilization of our engineering resources in Mahwah, New Jersey. Our research and development expenses increased by $1.9 million, or 3.3%, from $58.4 million in 2009 to $60.3 million in 2010. This increase was primarily attributable to headcount adjustments and salary increases and expenses related to on-going expansion into three new research and development facilities in Xi’an, Shanghai and Chengdu.

Other Income (Expense)

We had other income, net, of $25.5 million in 2009 and $8.8 million in 2010. A majority of other income in 2010 was related to government subsidies received from developing of high-tech products and execution of research projects. In 2010, we recorded an adjustment of withholding tax provision of $3.0 million due to the change in applicable tax rate resulting from the planned restructuring of a loan between group companies. We also had $11.6 million in interest income in 2010, mainly from our short term investments.

We had interest expenses of $4.8 million in 2009 and $2.9 million in 2010. The reduction is resulted from repayment of the $110.0 million bank loan in March 2010.

Provision for Income Taxes

Provision for income taxes decreased from $28.8 million in 2009 to $17.6 million in 2010. Our overall effective tax was 17.1% and 10.2% in 2009 and 2010, respectively. The decrease in effective tax rate was mainly due to the recognition of a write-back of $8.6 million income tax provision in relation of 2009 as a result of the Company receiving in year 2010 the “Nationwide Key Software Enterprise” status.

Net Income

As a result of the foregoing, net income increased from $139.2 million in 2009 to $155.4 million in 2010, while net margin increased from 21.9% in 2009 to 22.1% in 2010.

Comparison of Years Ended December 31, 2008 and December 31, 2009

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2008 and 2009:

	2008		2009
		Net		Net
	Net	Revenues	Net	Revenues
	Revenues	% of Total	Revenues	% of Total
	(Dollars in thousand, unless otherwise stated)

Geographic Data:
China	$234,454	42.8%	$292,607	46.1%
Other Asia(1)	56,245	10.3	41,998	6.6
Europe	95,023	17.4	75,574	11.9
North America	94,600	17.3	107,455	16.9
Latin America	46,559	8.5	56,561	8.9
Others(1)	20,646	3.7	59,988	9.6

Total net revenues	$547,527	100.0%	$634,183	100.0%

Segment Data:
Patient monitoring and life support products	$243,890	44.5%	$278,082	43.9%
In-vitro diagnostic products	137,270	25.1	155,406	24.5
Medical imaging systems	138,973	25.4	162,470	25.6
Others	27,394	5.0	38,225	6.0

Total net segment revenues	$547,527	100.0%	$634,183	100.0%

(1)	In 2008, net revenue derived from Middle East region was included in “Other Asia”. In 2009, net revenue derived from Middle East region was reclassified in “Others”.

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

Allowance for Doubtful Accounts

We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to most of our direct customers and select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts balance as of December 31, 2009 and 2010 were, $7.6 million and $7.8 million, respectively. Additional allowances may be required as we extend additional credit to domestic distributors and qualified international direct customers and distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Write Down of Inventories

We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the standard cost basis that approximates the average cost method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional write downs for obsolete or slow-moving inventory. We record such adjustments to cost of revenues in the period the condition exists.

Warranty Provision

We record a warranty provision at the time product revenues are recorded based on our historical experience and review the provision during the year and if necessary, adjusting the provision to reflect new product offerings or changes in claims, which we track by product line.

Impairment of goodwill and indefinite-lived intangible assets

We review our goodwill and indefinite-lived intangible assets for potential impairment at least annually or in circumstances where indicators of impairment exist. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of the reporting unit with its carrying value, including goodwill and (2) comparing the implied fair value of the goodwill with its carrying value. For indefinite-lived intangible assets, an impairment loss is recognized for any excess of carrying value over its estimated fair value. The estimates of fair values involve significant judgment by management.

Impairment of long-lived assets

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

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with ASC740, Income Tax, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 13.5% in 2008, 17.1% in 2009 and 10.2% in 2010.

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

Impact Upon Adoption of New Accounting Standards

In February 2010, the FASB issued ASU 2010-09 which updated ASC 855 and removed the requirement to disclose the date through which an entity has evaluated subsequent events. The FASB issued ASC 855 (formerly referred to as SFAS No. 165, “Subsequent Events”) in May 2009, which set forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. ASU 2010-09 became effective immediately. The adoption of ASC 855 and ASU 2010-09 did not have a material impact on our financial statements.

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. This amendment eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard is effective for the Company’s fiscal year beginning January 1, 2010. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued an amendment to the fair value measurement and disclosures of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of fair value measurement. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of this amendment are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.

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

Recent Accounting Pronouncements

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company will adopt this update for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.

B.	Liquidity and Capital Resources.

Overview

We anticipate that we will continue to generate operating cash flow sufficient to meet our cash needs and operations and make payments on existing liabilities for at least the next 12 months. We believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated operational circumstances, and do not have the need to utilize non-operational cash sources to meet our current operational cash needs. We may enter various financing arrangements to facilitate cross-border currency flow to achieve an overall benefit for us as well as to minimize costs.

	Year Ended December 31,
	2008	2009	2010
	(In thousands)

Cash and cash equivalents	$96,370	$204,228	$137,502
Net cash generated from operating activities	92,916	172,250	147,696
Net cash used in investing activities	(335,020)	(68,136)	(187,372)
Net cash generated from/(used in) financing activities	142,203	3,651	(31,044)

Operating Activities

Net cash generated from operating activities was $92.9 million in 2008, $172.3 million in 2009 and $147.7 million in 2010. This decrease in 2010 as compared to 2009 was mainly attributable to:

•	one-time settlement in relation to termination of the joint development contract with Beckman Coulter of $14.0 million received in 2009;

•	extended period in receiving regular software VAT refund from the government authority; and

•	increase in working capital as a result of the business expansion.

Our inventory turnover days were 60, 74 and 82 days in 2008, 2009 and 2010, respectively. The increase represents an overall increase in inventory carrying value resulting from our expanded product portfolio. In addition, inventory levels maintained by our U.S. operations are generally higher than our China-based operations business in relation to the business scope of the respective regions.

Our accounts receivable turnover days were 40, 53 and 59 days in 2008, 2009 and 2010, respectively. This increase was primarily due to the growth of our international business. Our international customers generally have longer credit terms than our China-based customers.

Our average accounts payable turnover days were 46, 43 and 45 days in, 2008, 2009 and 2010, respectively.

Our inventory, accounts receivable and accounts payable turnover days reported above for 2009 and 2010 were calculated based on the average of the beginning and ending balances of the fourth quarter. This method is different from the method used in 2008.

Investing Activities

Investing activities primarily include an acquisition, restricted cash, third party loans and purchases of property, plant and equivalent. Net cash used in investing activities was $335.0 million, $68.1 million and $187.4 million in 2008, 2009 and 2010, respectively. In 2009, the investing activities represent mainly investment in construction of the new research and development and administrative facility and maintenance of our manufacturing facilities in Shenzhen, PRC. In 2010, the investing activities represent mainly increases in short-term investments of $195.1 million, partially offset by the release of restricted cash of $76.3 million. The balance of net cash used in investment activities represent in construction of the new research and development and administrative facility and maintenance of our manufacturing facilities in Shenzhen, PRC.

Financing Activities

Cash used in financing activities typically includes regular of dividend payments, which totaled $19.3 million, $21.6 million and $22.8 million in 2008, 2009 and 2010, respectively, and proceeds from option exercises, which totaled $6.2 million, $13.2 million and $11.2 million in 2008, 2009 and 2010, respectively. Proceeds from bank loans related to the acquisition of Datascope’s patient monitoring device business accounted for $155.3 million of net cash generated from financing activities in 2008. The net cash used in financing activities in 2010 represents the net result of:

•	Proceeds of $149.7 million received from issuance of 4,000,000 ordinary shares of the Company;

•	Repayment of total bank loans of $169.1 million;

•	Payment of dividend; and

•	Proceeds from option exercised.

On March 9, 2010, we completed a public offering of 4,000,000 American depository shares (“ADS”), representing 4,000,000 ordinary shares of Company at $38.20 per ADS. Total proceeds, net of underwriting discounts and commission and estimated offering costs, were approximately $149.7 million.

In connection with the Datascope acquisition, we entered into a loan agreement with Bank of China for approximately $141.4 million, payable in three installments in May, August and November 2009, respectively. In April 2009, we repaid $31.1 million to Bank of China, and in June 2009, the term loan facility was subsequently modified. As of December 31, 2009, the outstanding balance of the loan was $110.0 million. In March 2010, the $110.0 million outstanding loan was repaid in full.

In June 2008, we additionally entered into a one-year revolving working capital facility in the amount of $25.0 million to finance our working capital requirements. In June 2009, the facility was renewed and extended to March 2010 and the amount was reduced to $13.0 million. The outstanding balance of $5.0 million was fully repaid in March 2010.

In April 2010, a bank loan of $54.1 million due to BOC was due for repayment and we had repaid the loan with the related secured fixed deposit and the interest income earned.

We maintained working capital facilities with various banks in the PRC. As of December 31, 2010, we applied $5.8 million of our credit facilities towards issuance of letters of credit used as payments to our suppliers and also security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable”. As of December 31, 2010, the total borrowing capacity under these working capital facilities was $91.0 million, of which $85.3 million was available.

We believe that our current level of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs. We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic cooperation, cross boarder funding or other similar opportunities. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness would increase our debt service obligations and could subject us to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $71.1 million, $56.4 million and $65.7 million in 2008, 2009 and 2010, respectively. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. In 2011, we anticipate additional investment to expend our manufacturing capacity particularly in Shenzhen and Nanjing. In addition to that we will invest in the establishment of new research and development centers in Xi’an, Shanghai and Chengdu.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2008 and 2010, our spending on research and development remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2010, our research and development team consisted of more than 1,500 engineers, representing approximately one-fourth of our employees worldwide.

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

We employ project selection procedures that focus on projects that we believe are commercially and technologically feasible, can generate significant revenue and future profits, the company has distinctive channel and market advantage and can be introduced into the market in the near-term. Prior to developing a product improvement or new product, we consult with our sales and service representatives and review end-user feedback to assist us in better identifying the changing needs and demands of medical service providers. We also engage outside consultants to assist us in identifying trends in the medical device market. We believe this increases the likelihood of developing commercially viable products. Once we identify a product opportunity, our sales and service, research and development, and manufacturing teams work closely together to determine potential market demand for a product and how it fits with our current design and manufacturing capabilities. We organize regular meetings in which our sales and service, research and development, and manufacturing teams review progress and, if necessary, adjust the emphases of our research and development projects.

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

We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, China, and are expanding our China-based research and development facilities into Xi’an, Shanghai and Chengdu. We also maintain research and development centers in United States. Particularly these centers located in Seattle, Washington, and Mahwah, New Jersey. We also maintain research and development centers in Stockholm, Sweden. The location of our research and development centers in Beijing and Nanjing allow us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. The research and development office in Seattle, Washington focuses on more advanced medical device technologies. The research and development facilities in New Jersey and Sweden were acquired in the acquisition of Datascope’s patient monitoring business.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2010 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations.

A summary of our contractual obligations at December 31, 2010 is as follows:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(Dollars in thousands, unless otherwise stated)

Capital commitments	$15,183	$—	$—	$—	$15,183
Operating leases(1)	9,269	13,009	8,777	6,090	37,145
Notes payable	5,773	—	—	—	5,773

Total	$30,225	$13,009	$8,777	$6,090	$58,101

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2011:

Name	Age	Position

Xu Hang	48	Chairman and Co-Chief Executive Officer
Li Xiting	59	Director, President and Co-Chief Executive Officer
Ronald Ede(1)	52	Director, Chief Financial Officer
Cheng Minghe	49	Chief Strategic Officer
Liu Jie(2)	41	Chief Operating Officer
David Gibson	42	President of Mindray DS USA Inc
Tim Fitzpatrick	44	General Counsel
Joyce I-Yin Hsu(4)(5)	36	Director
Chen Qingtai(3)	73	Director
Kern Lim(3)(4)(5)	41	Director
Peter Wan(3)(4)(5)	58	Director
Wu Qiyao	74	Director

(1)	Mr. Ronald Ede will resign as Chief Financial Officer with effect from April 30, 2011 and will remain on our board as director

(2)	In addition to continuing to serve as our Chief Operating Officer, Mr. Liu Jie will serve as our Chief Financial Officer with effect from May 1, 2011

(3)	Member, audit committee

(4)	Member, compensation committee

(5)	Member, corporate governance and nomination committee

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

Cheng Minghe has served as our chief strategic officer since September 2010. From 2007, Mr. Cheng served as executive vice president of strategic development. Previously, Mr. Cheng served as the executive vice president of sales and marketing since 2004 and vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000, he served as a vice president for Rayto Life and Analytical Sciences Limited. From 1991 to 1998, Mr. Cheng served as vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai Jiaotong University.

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

David Gibson has served as president of Mindray DS USA Inc. since May 2008. From 2005 to May 2008 Mr. Gibson was president of Datascope Corp., patient monitoring division, and from 2003 to 2004 was vice president of service and interim vice president of research and development for patient monitoring. From 1996 to 2002, he served as vice president of repair operations, and regional service manager at General Electric Systems. Prior to that Mr. Gibson served for six years as a US Navy officer on a nuclear submarine. He holds a bachelor of science degree in electrical engineering from University of Florida and a masters of business administration from Brenau University.

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

Chen Qingtai has served as our director since 2006.  He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. From 2003 to 2008, he served as a standing member of National Committee of the Chinese People’s Political Consultative Conference, deputy director of Economic Committee. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He was dean of the School of Public Policy and Management at Tsinghua University until October 2009. He currently serves as.an independent director of Bank of Communications Co., Ltd.

Peter Wan has served as our director since September 2008. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified public Accountants, the Association of Chartered Certified Accountants, UK and the Hong Kong Institute of Directors. Mr. Wan is currently an independent director and the chairman of the audit committee RDA Microelectronics, Inc, a company listed on NASDAQ Global Market. Mr Wan is also an independent non-executive director and chairman of the audit committee of China Resources Land Limited and Fairwood Holdings Company Limited, both companies are listed in the Hong Kong Stock Exchange. He also serves as a director and/or committee member of a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the Executive Director, CFO and Chief Operations Officer (COO) of VSC Holdings Limited (a Hong Kong listed company), and is also a Singapore certified public accountant. From 2008 to 2009 Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, and from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also serves as a director and member of the audit committee of RDA Microelectronics Ltd, a NASDAQ listed company, and as a director and member of the audit committee of Dapai International, a Singapore public company. In 2010, Mr. Lim was accepted as Fellow Member of the Hong Kong Institute of Directors and also as Full Member of the Singapore Institute of Directors. Mr. Lim is GreenBelt Certified and BlackBelt Trained in 6 Sigma Discipline and graduated from the GE Experienced Finance Leadership Program in the General Electric Company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Wu Qiyao has served as our director since 2006.  Mr. Wu has been a professor in Beijing Institute of Technology since 1985. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a director of Chinese Institute of Electronics, horary chairman of Life Electronics Branch Institute of the Chinese Institute of Electronics, a director of the China Instrument and Control Society and horary chairman of Medical Instrument branch Institute of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

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

Compensation of Directors and Executive Officers

In 2010, we paid aggregate cash compensation of approximately $2.2 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officers insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire September 6, 2011, subject to renewal.

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

Options and restricted shares granted under the plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.

Our compensation committee, which administers our plan, has wide discretion to make awards of options or restricted shares. Subject to the provisions of our plan, our compensation committee determines who will receive grants, the type and timing of grants, vesting schedules and other terms and conditions of grants, including the exercise price of options. Any of our employees is eligible to receive grants. The number of options or restricted shares awarded to a person, if any, is based on the person’s past performance, potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. In some cases, the number of options or restricted shares that vest for an employee in any given year is subject to the length of service and/or performance evaluation.

Generally, to the extent an outstanding option or restricted share granted under our plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option or restricted share will terminate and become unexercisable.

Our board of directors may amend, alter, suspend, or terminate our plan at any time, provided, however, that in order to increase the current limit of 21,000,000 Class A ordinary shares available for grants under our plan, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of a recipient of any grant made prior to that date, the approval of such grantee. Without further action by our board of directors, the Amended and Restated 2006 Employee Share Incentive Plan will terminate in 2016.

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of December 31, 2010, options to purchase 6,162,173 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2010.

	Number of Ordinary
	Shares to be Issued	Exercise Price per
	Upon Exercise of	Ordinary Share	Date of
Name	Options	(In $)	Grant	Date of Expiration

Xu Hang	600,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00	September 8, 2006	September 8, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Cheng Minghe	150,000	5.00	February 22, 2006	February 22, 2014
Liu Jie	*	5.00	February 22, 2006	February 22, 2014
	*	20.50	January 23, 2007†	January 21, 2015
	*	20.50	October 12, 2007†	October 12, 2015
David Gibson	*	20.50	May 15, 2008†	May 15, 2016
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014
	*	32.54	May 14, 2010	May 14, 2018
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
	*	20.50	May 15, 2008†	May 15, 2016
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Li, Wan and Lim will expire at the 2011 annual meeting of our shareholders, the terms of office of Messrs. Xu, Ede and Chen will expire at the 2012 annual meeting of our shareholders and the terms of office of Joyce I-Yin Hsu and Wu Qiyao will expire at the 2013 annual meeting of our shareholders.

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

We had approximately 5,500, 5,800 and 6,400 employees worldwide as of December 31, 2008, 2009, and 2010, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2010:

As of
December 31,
2010

Manufacturing	2,006
Research and development	1,584
General and administration	485
Marketing and sales (including customer support and service)	2,316
Total	6,391

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In our U.S. and European operations we participate in various employee benefit plans to comply with relevant regulations and market conditions. The contributions we made to employee benefit plans in 2008, 2009 and 2010 were $5.7 million, $5.3 million and $5.8 million, respectively. We did not pay housing funds for our Shenzhen Mindray employees or Nanjing Mindray employees before 2011. Beginning in 2011, we have begun to pay a housing allowance for all Shenzhen Mindray and Nanjing Mindray employees at 5% of each employee’s base salary.

In addition, we provide a 401(k) plan to our employees in the U.S. which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. Our contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly base salary, whereby the contributions to the plan for the year 2009 and 2010 were $0.9 million and $0.9 million, respectively.

Generally, in our China-based operations, we enter into a five-year standard employment contract with our officers and managers and a five-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2011, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 116,950,363 ordinary shares outstanding as of March 31, 2011, taking into consideration options exercisable by such person within 60 days of March 31, 2011.

	Ordinary Shares		Percentage of
	Beneficially Owned		Votes Held
Name	Number	Percent	Percent

Directors and Executive Officers
Xu Hang(1)**	14,031,497	12.0%	28.4%
Li Xiting(2)**	14,873,472	12.7%	30.2%
Cheng Minghe(3)**	2,459,938	2.1%	5.0%
Joyce I-Yin Hsu	*	*	*
David Gibson	*	*	*
Tim Fitzpatrick	*	*	*
Chen Qingtai	*	*	*
Ronald Ede	*	*	*
Wu Qiyao	*	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.

(1)	Holdings include Class A ordinary shares, Class B ordinary shares and options to purchase Class A ordinary shares. Mr. Xu exercises investment and voting power over the shares held by both New Dragon (No. 12) Investments Limited and New Phoenix Limited. New Dragon and New Phoenix are both Cayman Islands companies each with an address of Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	Holdings include Class B ordinary shares and options to purchase Class A ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

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

One of our former independent board members, Mr. Lin, has an immediate family member who is the chief executive officer of a company that in 2009 received payments of less that $150,000 from our company under the terms of a supply contract that was in place at the time when Mr. Lin joined our board. Our board made the determination that the contract was on arms-length commercial terms and our audit committee approved the terms of the transactions under the contract. The amounts paid under the contract fall within the limits set forth in NYSE Rule 303A.02(b)(v), and our board has made the determination under NYSE Rule 303A.02(a) that Mr. Lin has no material relationship with this company that compromised his independence during the time he served as our independent director.

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

In addition, our ability to pay dividends may depend on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB350 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

We paid cash dividends of $19.3 million, $21.6 million and $22.8 million in 2008, 2009, and 2010, respectively. On February 25, 2011, we declared a cash dividend of $0.30 per ordinary share.

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

In February 2011, we entered into an agreement to acquire a controlling stake of Shenzhen Shenke Medical Instrument Technical Development Co., Ltd, a leading infusion and syringe pump manufacturer in China. On February 24, 2011, we were awarded “Nationwide Key Software Enterprise” status for calendar year 2010. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the 2010 calendar year. We anticipate this status will reduce our overall 2010 income taxes by approximately $7.8 million, which we will record in the first quarter of 2011.

ITEM 9.	THE OFFER AND LISTING.

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low market prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low

2006 (from September 29)	$26.20	$15.55
2007	44.26	22.58
2008	43.61	12.34
2009	34.80	17.15
2010	40.35	25.52
Quarterly Highs and Lows
First Quarter 2009	24.13	17.15
Second Quarter 2009	29.23	19.73
Third Quarter 2009	33.92	26.47
Fourth Quarter 2009	34.80	28.89
First Quarter 2010	40.35	34.01
Second Quarter 2010	39.39	27.69
Third Quarter 2010	32.50	25.52
Fourth Quarter 2010	31.23	25.55
First Quarter 2011	29.04	25.00
Second Quarter 2011 (through April 7, 2011)	26.35	25.23
Monthly Highs and Lows
October 2010	31.23	28.40
November 2010	30.93	26.23
December 2010	27.08	25.55
January 2011	29.04	25.52
February 2011	29.00	25.72
March 2011	28.88	25.00
April 2011 (through April 7, 2011)	26.35	25.23

On April 7, 2011, the closing sale price of our ADSs as reported on the New York Stock Exchange was $26.33 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2010, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2011. However, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2011 or any future taxable year.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the New EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The New EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a PRC enterprise income tax on our worldwide income at a tax rate of 25% and result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential 20% individual income tax for individual investors is imposed on dividends we pay to them, and on gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. It is unclear whether, if we are considered a PRC “resident enterprise,” our non-PRC enterprise shareholders or ADS holders would be able to claim the benefit of income tax treaties or arrangements entered into between China and other countries or areas. The New EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-Chinese enterprises or group enterprise controlled entities.

If we are not deemed a resident enterprise, then dividends payable to our non-PRC shareholders and gains from disposition of our shares of ADSs by our non-PRC shareholders will not be subject to PRC income tax withholding. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

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

Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2006, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and approximately 50% of our operating expenses were denominated in currencies other than U.S. dollars. In 2007, we began requiring payment in Euro from customers located in jurisdictions where the Euro is the official currency. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in a decrease of $5.3 million in operating income in 2010.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or Euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the Renminbi against the U.S. dollar or the Euro would have a negative effect on the corresponding U.S. dollar or the Euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2010, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $1.0 million to our total cash and cash equivalents, $3.0 million to our short term investments and $0.7 million to our accounts receivable.

We have not used any forward contracts or currency borrowings to hedge our foreign currency exposure and do not currently intend to do so.

Interest Rate Risk

As of December 31, 2010, we had a total balance of $5.8 million in notes maturing within one year. Our note payable facilities are non-interest bearing and do not have any restrictions or covenants attached. We currently have no significant interest rate risk.

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

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

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the administration of the ADR program amounting to $120,000. The depositary has also paid $2.3 million of expenses on our behalf to third party service providers for the year ended December 31, 2010, as follows:

Amount Waived or Paid	Category of Expenses

$1,945,000	Current Auditor
$135,072	Investor Relations
$51,758	Market Data Consultant
$58,379	Printing and Publishing Agent
$94,434	NYSE
$2,284,643	Total

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report which appears on page F-1 of this annual report.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditor, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2008	2009	2010

Audit fees(1)	$1,940,000	$1,965,000	$2,060,000
Audit-related fees(2)	$515,000	$210,000	$1,110,000
All Other fees(3)	$172,333	$218,000	$60,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and the Sarbanes-Oxley Act.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2010 involve the review of our quarterly consolidated financial information and the professional services in connection with our public offering in March 2010. “Audit-related fees” in 2009 involve principally the review of our quarterly consolidated financial information.

(3)	“All Other fees” means the aggregate fees billed in each of the fiscal years listed for services provided by our principal auditor, other than services reported under “Audit fees” and “Audit-related fees”. “All Other fees” in 2008 involve principally the consultation fee billed by PricewaterhouseCoopers before they were engaged to be our principal external auditor in July 2008. The fees for 2009 represent mainly review of certain internal control functions and provision of technical training. The fees for 2010 represent mainly a review performed on a potential investment target.

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

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements as the laws of the Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	Our corporate governance and nominations committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

We may in the future determine to voluntarily comply with one or more of the foregoing provisions as required by NYSE’s Listed Company Manual.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Index to Exhibits

Exhibit
Number		Description

1	.1*	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.
2	.1*	Form of American Depositary Receipt.
2	.2*	Specimen Certificate for Class A Ordinary Shares.
2	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.
2	.4#	Form of Indenture
4	.1*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.
4	.2*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.
4	.3*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.2*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.
4	.4*	Form of Employment Agreement of Mindray Medical International Limited.
4	.5*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.
4	.6*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.
4	.7*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.
4	.8*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.
4	.9*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.
4	.10*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement, dated August 22, 2005.
4	.11*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.
4	.12*	Form of Equity Transfer Agreement.
4	.13†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.
4	.14##	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International, Ltd., dated March 10, 2008.
4	.15##	Loan Agreement between MR Holdings (HK) Limited and MR Investments (HK) Limited and Mindray Medical International Limited, and Bank of China (Hong Kong) Limited, dated April 23, 2008.
8.1		List of Subsidiaries.
11	.1**	Code of Business Conduct.
12.1		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.2		Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
12.3		Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

Exhibit
Number	Description

13.1	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.
23.1	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

*	Previously filed with the Registrant’s Report filed on November 10, 2008 on Form 6-K (File No. 001-33036).

†	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140028).

**	Previously filed with the Registrant’s Report filed on June 30, 2008 on Form 20-F (File No. 001-33036).

#	Previously filed with the Registrant’s registration statement on Form F-3 (File No. 333-165169).

##	Previously filed with the Registrant’s Report filed on May 15, 2008 on Form 6-K (File No. 001-33036).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/  Xu Hang
Xu Hang
Chairman and Co-Chief Executive Officer

Date: April 8, 2011

MINDRAY MEDICAL INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

Hong Kong, April 8, 2011.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2008	2009	2010
	(Dollars in thousands, except for share and per share data)

Net revenues	$547,527	$634,183	$704,309
Cost of revenues(a)	(250,573)	(280,319)	(303,334)

Gross profit	296,954	353,864	400,975
Operating expenses:
Selling expenses(a)	(80,088)	(106,142)	(122,960)
General and administrative expenses(a)	(39,903)	(47,512)	(61,193)
Research and development expenses(a)	(51,945)	(58,383)	(60,316)
Realignment cost — post acquisition	(899)	(1,215)	(919)
Expense of in-process research and development	(6,600)	—	—

Operating income	117,519	140,612	155,587
Other income, net	4,918	25,525	8,835
Interest income	8,361	6,574	11,575
Interest expense	(5,163)	(4,759)	(2,900)

Income before income taxes and noncontrolling interests	125,635	167,952	173,097
Provision for income taxes	(16,948)	(28,764)	(17,631)

Net income	$108,687	$139,188	$155,466
Less: Net income attributable to noncontrolling interests	—	—	—

Net income attributable to the Company	$108,687	$139,188	$155,466

Basic earnings per share	$1.01	$1.28	$1.37

Diluted earnings per share	$0.96	$1.23	$1.32

Shares used in computation of:
Basic earnings per share	107,366,250	108,567,305	113,638,024

Diluted earnings per share	113,364,756	113,025,775	117,581,196

Note(a):

	Years Ended December 31,
	2008	2009	2010

Share-based compensation charged during the years were included in the following:
Cost of revenues	$423	$467	$320
Selling expenses	2,870	3,406	2,569
General and administrative expenses	2,697	3,318	1,591
Research and development expenses	2,731	3,047	2,800

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2009	2010
	(Dollars in thousands, except for share data)

ASSETS
Current assets:
Cash and cash equivalents	$204,228	$137,502
Restricted cash and restricted investments	102,257	—
Short-term investments	—	296,003
Accounts receivable (net of allowance for doubtful accounts of $7,609 for 2009 and $7,821 for 2010)	113,340	143,318
Inventories	64,518	79,185
Value added tax receivables	8,519	18,562
Other receivables	8,999	9,953
Prepayments and deposits	7,466	7,596
Deferred tax assets	2,338	2,481

Total current assets	511,665	694,600

Restricted cash — long-term	66,000	—
Other assets	1,585	4,552
Advances for purchase of plant and equipment	28,395	15,775
Property, plant and equipment, net	153,726	207,636
Land use rights, net	25,776	46,079
Intangible assets, net	64,065	66,247
Goodwill	115,053	115,672

Total assets	$966,265	$1,150,561

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$103,128	$—
Notes payable	5,647	5,773
Accounts payable	35,752	44,322
Advances from customers	10,081	13,209
Salaries payable	19,877	26,770
Other payables	56,592	66,615
Income taxes payable	16,199	13,582
Deferred tax liabilities	1,499	—
Other taxes payable	5,863	4,286

Total current liabilities	254,638	174,557

Bank loans — long-term	66,000	—
Other long-term liabilities	1,342	1,133
Deferred tax liabilities, net	3,734	8,268

	71,076	9,401

Commitments and contingencies (Note 21)

Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 109,390,440 shares and 114,619,759 shares issued and outstanding for December 31, 2009 and 2010, respectively)	14	15
Additional paid-in capital	298,408	466,613
Retained earnings	301,476	434,143
Accumulated other comprehensive income	40,651	65,830

Total shareholders’ equity	640,549	966,601
Noncontrolling interest	2	2

Total equity	640,551	966,603

Total liabilities and shareholders’ equity	$966,265	$1,150,561

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

					Accumulated
			Additional		Other	Non-
	Ordinary Share		Paid-in	Retained	Comprehensive	Controlling	Total	Comprehensive
	Capital Number		Capital	Earnings	Income	Interests	Equity	Income
	(Dollars in thousands, except for share and per share data)

As of December 31, 2007	106,844,479	$13	$260,107	$94,466	$19,436	$2	$374,024	$—
Net income	—	—	—	108,687	—	—	108,687	108,687
Dividends paid ($0.18 per share)	—	—	—	(19,267)	—	—	(19,267)	—
Issuance of ordinary shares in relation to exercise of options	819,224	1	6,165	—	—	—	6,166	—
Share-based compensation	—	—	8,721	—	—	—	8,721	—
Currency translation adjustments	—	—	—	—	19,763	—	19,763	19,763

As of December 31, 2008	107,663,703	$14	$274,993	$183,886	$39,199	$2	$498,094

Total comprehensive income for the year ended December 31, 2008								$128,450

Net income	—	—	—	139,188	—	—	139,188	139,188
Dividends paid ($0.20 per share)	—	—	—	(21,598)	—	—	(21,598)	—
Issuance of ordinary shares in relation to exercise of options	1,726,737	—	13,177	—	—	—	13,177	—
Share-based compensation	—	—	10,238	—	—	—	10,238	—
Currency translation adjustments	—	—	—	—	1,452	—	1,452	1,452

As of December 31, 2009	109,390,440	$14	$298,408	$301,476	$40,651	$2	$640,551

Total comprehensive income for the year ended December 31, 2009								$140,640

Net income	—	—	—	155,466	—	—	155,466	155,466
Dividends paid ($0.30 per share)	—	—	—	(22,799)	—	—	(22,799)	—
Issuance of ordinary shares in relation to exercise of options	1,229,319	—	11,160	—	—	—	11,160	—
Issuance of ordinary shares in secondary offering	4,000,000	1	149,660	—	—	—	149,661	—
Share-based compensation	—	—	7,385	—	—	—	7,385	—
Currency translation adjustments	—	—	—	—	25,179	—	25,179	25,179

As of December 31, 2010	114,619,759	$15	$466,613	$434,143	$65,830	$2	$966,603

Total comprehensive income for the year ended December 31, 2010								$180,645

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2009	2010
	(Dollars in thousands, unless otherwise stated)

Cash flows from operating activities:
Net income	$108,687	$139,188	$155,466

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use rights	73	506	847
Depreciation of property, plant and equipment	13,831	18,697	18,775
Amortization of debt issuance costs	487	547	590
Amortization of intangible assets	8,008	8,149	7,450
Inventory write-down	5,297	1,370	1,247
Allowance for doubtful accounts	2,839	3,667	212
Expense of in-process research and development	6,600	—	—
Loss/(gain) on disposal of property, plant and equipment	448	(117)	5
Share-based compensation expense	8,721	10,238	7,280
Deferred income taxes	(1,469)	3,971	2,972
Changes in current asset and liabilities:
Increase in accounts receivable	(60,107)	(27,068)	(25,694)
Increase in inventories	(5,702)	(5,523)	(13,768)
(Increase)/decrease in value added tax receivables	(13,232)	5,063	(9,519)
Increase in other receivables	(1,782)	(1,491)	(412)
Increase in prepayments and deposits	(1,326)	(2,962)	(91)
(Increase)/decrease in other assets	(274)	120	(363)
Decrease in notes payable	(1,819)	(1,809)	(74)
Increase in accounts payable	5,025	6,739	7,229
(Decrease)/increase in advances from customers	(172)	2,556	2,785
Increase in salaries payable	7,818	3,075	6,212
Increase/(decrease) in other payables	7,204	6,186	(8,649)
Increase/(decrease) in income taxes payable	777	5,464	(2,953)
Increase/(decrease) in other taxes payable	2,202	1,463	(1,642)
Increase/(decrease) in other long-term liabilities	782	(5,779)	(209)

Net cash generated from operating activities	92,916	172,250	147,696

Cash flows from investing activities:
Acquisition cost, net of cash received of $397	(211,225)	—	—
Purchase of property, plant and equipment	(44,440)	(40,553)	(35,894)
Purchase of land use rights	(251)	—	—
Advances for purchase of plant and equipment	(26,432)	(15,932)	(30,021)
Proceeds from disposal of property, plant and equipment	6,223	74	338
(Increase)/decrease in restricted cash	(117,542)	43,137	76,347
Proceeds from sale of restricted investments	58,542	134,776	100,943
Increase in restricted investments	—	(189,478)	—
Increase in short-term investments	—	—	(296,003)
Repayments from/(advances to) employees loans, net	105	(160)	(3,082)

Net cash used in investing activities	(335,020)	(68,136)	(187,372)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2008	2009	2010
	(Dollars in thousands, unless otherwise stated)

Cash flows from financing activities:
Repayment of bank loans	—	(41,928)	(169,066)
Proceeds from bank loans	155,304	54,000	—
Dividends paid	(19,267)	(21,598)	(22,799)
Proceeds from exercise of options	6,166	13,177	11,160
Net proceeds from secondary public offering	—	—	149,661

Net cash generated from/(used in) financing activities	142,203	3,651	(31,044)

Net (decrease)/increase in cash and cash equivalents	(99,901)	107,765	(70,720)
Cash and cash equivalents at beginning of year	189,045	96,370	204,228
Effect of exchange rate changes on cash	7,226	93	3,994

Cash and cash equivalents at end of year	$96,370	$204,228	$137,502

Supplemental schedule of cash flow information:
Income taxes paid	$19,114	$22,230	$17,646
Interest paid	3,486	2,908	427
Non-cash investing and financing activities:
Purchase of property, plant and equipment through payables	3,550	(2,731)	(16,168)

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

The Company completed its acquisition of the patient monitoring device business of Datascope Corporation (“DPM”) in May 2008 pursuant to the terms of the definitive agreement entered into in March 2008 (See Note 4). The total purchase price was $209 million in cash, as adjusted for working capital at the closing date. The acquisition was primarily financed through an acquisition financing loan provided by Bank of China (Hong Kong) Limited. DPM’s revenue was historically generated from sales in North America, with the remainder from markets largely in Europe. With the Datascope acquisition, the Company currently offers over 60 products across its three product segments.

On March 9, 2010, the Company completed a public offering of 4,000,000 American Depository shares (“ADS”), representing 4,000,000 Class A ordinary shares at $38.20 per ADS.

2  Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. The Company does not have interests in any variable interest entities. All significant intercompany balances and transactions have been eliminated upon consolidation.

Certain comparative figures have been reclassified to conform to the current period presentation in the consolidation financial statements and the accompanying notes.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, impairment of intangible assets, impairment of long-lived assets, allowance for sales returns, allowance for doubtful accounts, inventories, provision for warranty, economic useful lives of property, plant and equipment, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

(d)	Restricted cash, restricted investments and short-term investments

Fund classified as restricted cash of $76,657 and $Nil as of December 31, 2009 and 2010 related to security deposits that served as collateral for the revolving working capital facility and the term loan facilities entered into as described in Note 11.

As of December 31, 2009, restricted investments consisted of amounts placed with and guaranteed by Bank of China (Hong Kong) Limited for onward lending to third parties. These restricted investments carry interest at 4.779% per annum and contractually matured by June 2010.

In March 2010, the restricted cash and restricted investments amounts were released upon repayment of the related bank loans.

As of December 31, 2010, short-term investments consisted of $219,661 being placed with trust investment companies (the “Trusts”) for onward lending to third parties. These short-term investments carried interest at 5% per annum and would contractually mature in year 2011. The amount invested and the interests to be collected by the Trusts were guaranteed by Bank of China and there was no restriction over the short-term investments.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the standard costing, which approximates average costing. Write downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Intangible assets with finite life

Intangible assets consist of trademark, completed technology, core technology and customer relationships with a finite useful life are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives ranging between 3 and 12 years.

(g)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years

Land	Indefinite
Buildings and leasehold improvements	shorter of lease term or 15 to 50 years
Plant and machinery	3 to 5 years
Electronic equipment, furniture and fixtures	3 to 5 years
Motor vehicles	5 years

(h)	Land use rights

All land in the PRC is owned by the PRC government. The PRC government, according to the PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

considered to be leasehold land under operating lease arrangement and are stated at cost less accumulated amortization and any recognized impairment loss. The land use rights are amortized on a straight-line basis over their respective lease periods, ranging from 20 to 50 years.

(i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis in accordance with ASC 350 “Intangibles — Goodwill and Other”. The evaluation of goodwill for impairment involves two steps (1) the identification of potential impairment by comparing the undiscounted cashflow of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of carrying amount of the goodwill over implied goodwill amount.

(j)	Impairment or disposal of long-lived assets

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

The Company presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $37,144, $45,470 and $47,031 for year ended December 31, 2008, 2009 and 2010 respectively, offset by a 14% VAT refund that the Company is entitled to for sales of products with embedded self- developed software. In 2006, there was a change in regulation around VAT and the Company’s self-developed software was no longer qualified for the 14% VAT refund. In July 2008, the PRC tax authority issued a new tax notice which had a retroactive effect from year 2006 and further clarified and redefined the embedded software sales eligible for VAT refunds. Given the lack of experience in collecting VAT refund under the new tax notice, in 2008, the Company determined to record VAT refund only when approved. Starting in January 2009, the Company recognised its VAT refund on an accrual basis. For the years ended December 31, 2008, 2009 and 2010, the amount of VAT refund included in revenues was $21,816, $24,746 and $17,690 respectively.

(l)	Warranty provision

The Company records a warranty provision at the time product revenue is recognised based on the historical rate of warranty services rendered. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in warranty provision were as follows:

	December 31,
	2008	2009	2010

Balance at beginning of year	$1,804	$3,067	$4,172
Warranty liabilities assumed in connection with DPM’s acquisition	262	—	—
Provision made during the year	4,674	7,399	9,007
Settlement made during the year	(3,673)	(6,294)	(7,357)

Balance at end of year	$3,067	$4,172	$5,822

(m)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. For the years ended December 31, 2008, 2009 and 2010, shipping and handling costs were $9,619, $8,330 and $13,979, respectively.

(n)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products as well as incentives from the local government for investing in the high technology industry in the region. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their receipt have been satisfied. Subsidies recognized as other income were $562, $11,690 and $5,093 for the year ended December 31, 2008, 2009 and 2010, respectively.

(o)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues. Net capitalized software development costs were included in intangible assets as core technology. Total amount capitalized during December 31, 2008, 2009 and 2010 were $2,438, $4,645 and $8,837, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

(p)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(o).

(q)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $1,860, $1,063 and $1,348 for the year ended December 31, 2008, 2009 and 2010, respectively, and were included in selling expenses.

(r)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 19).

(s)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options at grant date. Share-based compensation charge is recognized in accordance with ASC 718 “Compensation — stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved.

(t)	Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carry forwards and credits, and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be realized.

(u)	Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Potential ordinary shares includes ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(v)	Foreign currency transactions

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

(w)	Comprehensive income

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

(x)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash and investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables and other taxes payable approximate their fair values due to the short term nature of these instruments.

(y)	Fair value measurement

On January 1, 2010, the Company adopted the amendment to improve the disclosures about fair value measurements. The adoption of the authoritative guidance did not materially affect the Company’s results and financial condition.

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Company applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant
		in Active Market	Other	Significant
	Total Fair Value	for Identical	Observable	Unobservable
	on Balance	Assets	Inputs	Inputs
	Sheet	(Level 1)	(Level 2)	(Level 3)

As of December 31, 2009
Cash and cash equivalents	$204,228	$204,228	$—	$—
Restricted cash and cash equivalents	102,257	102,257	—	—
Restricted cash — long-term	66,000	66,000	—	—
As of December 31, 2010
Cash and cash equivalents	137,502	137,502	—	—
Short-term investments	296,003	—	296,003	—

(z)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and restricted investments.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company generally requires upfront payment or a significant installment prior to delivery of their products. In addition, there are no major customers with sales transactions over 10% of total sales during the period presented. As a consequence, management believes the Company’s exposure to credit risk is not significant. The Company establishes allowance for doubtful accounts primarily based upon the age of receivables and factors surrounding the credit risk of specific customers.

The Company invests in short-term investments with capital guaranteed by financial institutions with high-credit ratings and quality.

(aa)	Recently issued accounting standards

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. This amendment eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard is effective for the Company’s fiscal year beginning January 1, 2010. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued an amendment to the fair value measurement and disclosures of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of fair value

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

measurement. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of this amendment are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. The Company adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company will adopt the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company will adopt this update for the period beginning January 1, 2011 and expects the adoption will not have significant impact on the Company’s consolidated financial statements.

3  Investments in subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2010 are as follows:

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held by
Name of Company	and Operation	the Company	Principal Activities

Mindray Medical Sweden AB	Sweden	100%	Manufacturing and sales of medical equipments and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.90%	Research and development of medical equipment
Datascope International B.V. Netherlands Filial	Netherlands	100%	Investment holding
Mindray — Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment
Mindray DS USA Inc.	United States	100%	Manufacturing and sales of medical equipments and research and development of related products
Mindray Global Limited	BVI	100%	Investment holding
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical France SARL	France	100%	Marketing of medical equipment
Mindray Medical Germany GmbH	Germany	100%	Marketing of medical equipment
Mindray Medical India Private Limited	India	100%	Marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipment
Mindray Medical Netherlands B.V.	Netherlands	100%	Marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Marketing of medical equipment

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

		Percentage of
		Ordinary Share/
	Place of	Registered
	Establishment	Capital Held by
Name of Company	and Operation	the Company	Principal Activities

Mindray Medical USA Corp.	United States of America	100%	Research and development and sales and marketing of medical equipments and related products
Mindray Research and Development Limited	BVI	100%	Investment holding
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
PT Mindray Medical Indonesia	Indonesia	100%	Marketing of medical equipment
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.90%	Manufacturing and sales of medical equipments and research and development of related products
Mindray Medical Colombia S.A.S	Colombia	100%	Marketing of medical equipment
Mindray Medical Egypt Limited	Egypt	100%	Marketing of medical equipment
Mindray Medical Espana S.L	Spain	100%	Marketing of medical equipment

4  Acquisition of DPM’s business

On May 15, 2008, the Company acquired DPM. The results of DPM operations have been included in the consolidated financial statements since that date. The acquisition benefits from the synergies created by combining the Company’s strong China-based engineering and production platforms with DPM’s established brands, long standing reputation for high-quality products and service, its large and established direct sales and service team in the United States and Europe and both companies’ leading R&D capabilities.

As of June 30, 2008, the Company paid for the acquisition consideration amounted $209,571 which net of the cash received amounted $397. The total acquisition consideration amounted to $215,172, including approximately $5,700 of legal and professional costs, in cash funded through the Company’s internal cash and bank borrowings (See Note 11). The Company accounted for its acquisition of DPM in accordance with ASC 810. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

is expected to be deductible for tax purposes. Other acquired intangibles will be amortized on a straight line basis based on the estimated useful lives, except for a trademark which is deemed to have an indefinite useful life. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

Acquired intangible assets:

		Gross
	Estimated	Carrying
	Useful Life	Amount

Tradename	9 years	$8,900
Completed technology	5 - 7 years	10,500
Core technology	7 years	4,400
In-process research and development (Note)	N/A	6,600
Customer relationships	12 years	29,900
Other intangible assets	N/A	600

Total Intangible Assets		$60,900

Note

Included in the acquired intangible assets, $6,600 was assigned to in-process research and development assets that were written off at the date of acquisition in accordance with ASC 805 “Business Combinations”. Those write-offs are included in operating expenses.

5  Accounts receivable

Movements in allowances for doubtful accounts were as follows:

	December 31,
	2008	2009	2010

Balance at beginning of year	$1,105	$3,942	$7,609
Allowances made during the year	2,837	3,667	212

Balance at end of year	$3,942	$7,609	$7,821

6  Inventories

Inventories consisted of the following:

	December 31,
	2009	2010

Raw materials	$24,462	$34,356
Work-in-progress	14,135	25,686
Finished goods	25,921	19,143

	$64,518	$79,185

During the year ended December 31, 2008, 2009, and 2010, the Company recorded write-down of inventories $5,297, $1,370 and $1,247, respectively, to their net realizable value.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

7  Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2009	2010

At cost
Land	$3,514	$3,514
Buildings and leasehold improvements	62,886	166,928
Plant and machinery	33,365	25,989
Electronic equipment, furniture and fixtures	42,862	70,727
Motor vehicles	1,749	2,112

Total	144,376	269,270
Less: Accumulated depreciation	(52,494)	(73,177)

	91,882	196,093
Construction in progress	61,844	11,543

Net book value	$153,726	$207,636

Depreciation expenses were $13,831, $18,697 and $18,775 for year ended December 31, 2008, 2009, and 2010, respectively.

8  Land use rights, net

The Company’s interests in land use rights represent prepaid operating lease payments and their net book value is analyzed as follows:

	December 31,
	2009	2010

Cost
Land use right in PRC	$26,505	$47,706
Less: Accumulated amortization	(729)	(1,627)

Net book value	$25,776	$46,079

Amortization expenses were $73, $506 and $847 for years ended December 31, 2008, 2009 and 2010, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

9  Intangible assets, net

Intangible assets consisted of the following:

		December 31, 2009			December 31, 2010
		Gross			Gross		Net
	Range of	Carrying	Accumulated	Net Carrying	Carrying	Accumulated	Carrying
	Lives	Amount	Amortization	Amount	Amount	Amortization	Amount

Tradename	9 years	$8,900	$1,652	$7,248	$8,900	$2,641	$6,259
Completed technology	4-5 years	20,786	9,128	11,658	20,301	11,505	8,796
Core technology
— acquired	3-11 years	9,239	4,236	5,003	9,570	5,952	3,618
— self-developed software	3-5 year	7,225	—	7,225	17,045	142	16,903
Customer relationship	12 years	29,892	4,147	25,745	29,892	6,641	23,251
Other intangible assets	indefinite	7,186	—	7,186	7,420	—	7,420

Total		$83,228	$19,163	$64,065	$93,128	$26,881	$66,247

Amortization expense was $8,008, $8,149 and $7,450 for the year ended December 31, 2008, 2009 and 2010, respectively. Estimated aggregate amortization expense for each of the next five years ended December 31, is as follows:

2011	$11,001
2012	11,001
2013	10,096
2014	7,370
2015	6,523
2016 and thereafter	12,836

$58,827

10  Goodwill

Movements in goodwill were as follows:

	Patient
	Monitoring
	and Life	In-Vitro	Medical
	Support	Diagnostic	Imaging
	Devices	Products	Systems	Others	Total

Balance as of December 31, 2008	$103,491	$5,229	$5,236	$278	$114,234
Additional goodwill upon finalization of DPM acquisition	831	—	—	—	831
Foreign currency translation	(4)	(4)	(4)	—	(12)

Balance as of December 31, 2009	104,318	5,225	5,232	278	115,053
Foreign currency translation	563	28	28	—	619

Balance as of December 31, 2010, gross and net	$104,881	$5,253	$5,260	$278	$115,672

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

11.	Bank loans

Summarized below are the assets that are pledged as collateral for borrowings as of December 31, 2009 and 2010:

	December 31, 2009		December 31, 2010
	Pledged	Outstanding	Pledged	Outstanding
	Cash and	Loan	Cash and	Loan
	Investments	Balance	Investments	Balance

Bank of China (Hong Kong) Limited	$114,473	$110,000	—	—
Hongkong and Shanghai Bank Corporation (“HSBC”)	—	5,000	—	—
Bank of China	53,784	54,128	—	—

	168,257	169,128	—	—
Less:
Non-current portion	(66,000)	(66,000)	—	—

Current portion	$102,257	$103,128	—	—

The Company, through its two foreign wholly owned subsidiaries, maintained a $141,400 term loan facility with the Bank of China (Hong Kong) Limited (“BOCHK”) to partially finance the acquisition of DPM (Note 4). Apart from the bank deposits and an investment account of totaling $141,400 with the BOCHK that were pledged as collateral, the facility is also personally guaranteed by the Company’s chief executive officers and is insured by a $29,295 (RMB200.0 million) key man life insurance policy on the Company’s chairman and co-CEO.

For the year ended December 31, 2009, the Company repaid $31,400 to BOCHK and an aggregate amount of $114,473 (RMB780,000) were pledged as collateral. Interest is charged at LIBOR plus a margin of 1.3% on the outstanding loan amount. The outstanding balance as of December 31, 2009 was $110,000. In March, 2010, the loan was fully repaid.

The Company maintained a one-year revolving working capital facility for an amount of $25,000 to finance the working capital requirements of the Company. The facility was subsequently renewed in June 2009 with amount $13,000 and the term was extended to March 2010. Interest on the drawdown amount from the facility is charged at 1.3% per annum above 3-month LIBOR. The outstanding balance and unused facility as of December 31, 2009 was approximately $5,000 and $8,000 respectively. In March 2010, the loan was fully repaid.

On April 14, 2009, the Company, through its PRC operating subsidiaries, entered into a term loan to borrow $54,000 for one year, expiring in April 2010. The loan bears an interest at a rate of 1.451% and is secured by a fixed deposit of approximately $54,000 (RMB 367,180). The outstanding loan and unpaid interest will be fully repaid by the secured fixed deposit plus interest income earned from the deposits at a pre-determined exchange rate of USD against RMB when the loan is expired. The fair values of the secured fixed deposits are not materially different with their carrying value. As of December 31, 2010, the loan was fully repaid.

12  Notes payable

	December 31,
	2009	2010

Notes payable	$5,647	$5,773

The Company has total available notes payable facilities of $87,886 and $91,039 with various banks, of which $82,239 and $85,266 were unutilized as of December 31, 2009 and 2010, respectively. The funds borrowed under

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

these facilities are non-interest bearing and generally repayable within one year and do not have any restrictions or covenants attached.

13  Other payables

Other payables consisted of the following:

	December 31,
	2009	2010

Accrued tender expenses	$3,431	$2,757
Accrued construction cost	16,062	26,005
Accrued operating expenses	9,356	15,595
Accrued professional fees	6,211	2,806
Advance subsidies	4,919	3,126
Commission payable	725	585
Guarantee deposits from distributors	6,788	7,230
Interest payable	3,830	612
Warranty provision	4,172	5,822
Other taxes payable	684	1,576
Others	414	501

	$56,592	$66,615

14  Secondary offering

On March 9, 2010, the Company completed a public offering of 4,000,000 American Depository shares (“ADS”), representing 4,000,000 Class A ordinary shares issued at $38.20 per ADS. Net proceeds of $149,661, which consisted of the gross proceeds of $152,800 net of directly attributable transaction costs, including legal and professional fees of $3,139, were recorded as part of equity.

15  Dividends

The Company declared and distributed dividends of $19,267, $21,598 and $22,799 to its shareholders during the year ended December 31, 2008, 2009 and 2010, respectively.

16  Share-based compensation plan

Stock options

On May 7, 2008, the Company granted 44,000 options with an exercise price of $35.31 pursuant to the 2006 Employee Share Option Plan (the “Plan”) and are subject to graded vesting with approximately 20% of the options vesting on January 31, 2009, 2010, 2011 and 2012 and June 30, 2013, respectively. On May 15, 2008, the Company granted 396,000 options with an exercise price of $38.26 pursuant to the same plan and are subject to graded vesting with approximately 25% of the options vesting on December 31, 2008, 2009, 2010 and 2011 respectively.

On March 6, 2009, the Company granted 27,500 options with an exercise price of $18.34 under The Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting over five years, with its first vesting on December 31, 2010.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the MMIL Share Incentive Plan (the “Share Incentive Plan”). Under the terms of the exchange, participants were able to tender vested and unvested outstanding options to purchase Class A ordinary

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

On May 14, 2010, the Company granted 45,000 options with an exercise price of $32.54 under the Plan. These stock options are subject to graded vesting with approximately 16.67% of the options vesting twice a year over a three-year period, with its first vesting on July 1, 2010.

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	December 31,	December 31,	December 31,
Year of Grant	2008	2009	2010

Risk-free interest rate	4.4% to 4.5%	2% to 2.8%	2.27%
Expected life	4.3 to 6.6 years	5.2 to 6.0 years	5.5 years
Assumed volatility	28.6% to 28.7%	38.1% to 40.0%	28.8%
Expected dividends	2.1% to 2.2%	1.0% to 2.0%	2%
Fair value on grant date	$7.83 to $11.03	$5.76 to $10.63	$9.94

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

A summary of options and under the Plan as of December 31, 2010 and changes in the period is presented below:

		Weighted
		Average
		Exercise
	Options	Price
		$

Outstanding as of January 1, 2010	7,638,249	11.68
Granted	45,000	32.54
Exercised	(1,229,319)	9.11
Forfeited	(295,524)	14.27

Outstanding as of December 31, 2010	6,158,406	12.22

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008, 2009 and 2010 was $10.23, $8.23 and $9.94 respectively.

The total intrinsic values of share options exercised during the year ended December 31, 2008, 2009 and 2010 was $23,030, $35,045 and $21,194, respectively. The total intrinsic value of exercisable share options was $33,029, $100,658 and $82,684 as of December 31, 2008, 2009 and 2010, respectively. The total intrinsic value of the outstanding share options was $76,709, $168,159 and $87,951 as of December 31, 2008, 2009 and 2010, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Cash received from exercise of options under all share-based payment arrangements for the year ended December 31, 2008, 2009 and 2010 was $6,166, $13,177 and $11,160, respectively.

As of December 31, 2010, there was $14,498 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 4.42 years.

The following table summarizes information about stock options issued under the Plan described above that are outstanding and exercisable as of December 31, 2010:

Options Outstanding					Options Exercisable
			Weighted-
			Average				Weighted-
		Weighted-	Remaining			Weighted-	Average
		Average	Contractual	Aggregate		Average	Remaining	Aggregate
	Number	Exercise	Term	Intrinsic	Number	Exercise	Contractual	Intrinsic
Range of Exercise Price	of Options	Price	(Years)	Value	of Options	Price	Term (Years)	Value
		$		$		$		$

$5.00	2,104,802	5.00	3.15	45,042,763	2,104,802	5.00	3.15	45,042,763
$11.00 — $18.34	2,165,076	11.15	3.72	33,077,532	2,149,343	11.08	3.69	32,920,362
$20.50 — $24.01	1,826,528	21.06	4.44	9,830,498	884,833	21.09	4.43	4,721,145
$32.54 — $40.2	62,000	34.26	2.58	—	28,250	35.48	3.17	—

Total	6,158,406	12.22	3.73	87,950,793	5,167,228	10.45	3.59	82,684,270

As of December 31, 2010, stock options vested and expected to vest totaled approximately 6.1 million shares, with a weighted-average remaining contractual life of 3.72 years and a weighted-average exercise price of $12.14 per share and an aggregated intrinsic value of approximately $87.7 million.

Restricted shares

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

On August 17, 2010, the Company granted 342,480 nonvested shares to certain employees. These nonvested shares have different vesting schedules. 338,980 nonvested shares will be vested once a year over three years, with approximately 33% vesting each year starting January 1, 2011. 3,500 nonvested shares will be vested once a year over five years, with 20% vesting each year starting January 1, 2011.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s nonvested shares as of changes in the year ended December 31, 2010, is presented below:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
		$

Nonvested as of January 1, 2010	28,570	27.84
Granted	342,480	26.01
Vested	(9,585)	25.49
Forfeited	(750)	26.01

Nonvested as of December 31, 2010	360,715	26.17

The total fair value of shares vested during the year ended December 31, 2008, 2009 and 2010 was $177, $353 and $300, respectively.

As of December 31, 2010, there was $9,440 total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.97 years.

17  Basic and diluted earnings per share

The following is a computation of potential dilutive shares for the periods:

	Years Ended December 31,
	2008	2009	2010

Numerator for calculation of basic and diluted earnings per share:
Net income	$108,687	$139,188	$155,466

Denominator:
Weighted average number of ordinary shares for the calculation of basic earnings per share	107,366,250	108,567,305	113,638,024
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	5,998,506	4,458,470	3,943,172

Weighted average number of ordinary shares for the calculation of diluted earnings per share	113,364,756	113,025,775	117,581,196

Share options to purchase 1,589,450 ordinary shares, 273,861 ordinary shares and 90,200 ordinary shares were outstanding as of December 31, 2008, 2009 and 2010, respectively, but were not included in the computation of diluted income per common share because their effect were anti-dilutive.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

18  Other income, net

	Years Ended December 31,
	2008	2009	2010

Government and other subsidies	$562	$11,690	$9,129
Income from investments	821	—	—
Service fee	2,721	342	—
Exchange gain	479	—	—
Others, net	335	(565)	(294)
Income from early termination of contract	—	14,058	—

Other income	$4,918	$25,525	$8,835

Service fee received during the periods represents a manufacturing fee for transitional services agreement related to the DPM acquisition.

The Company recorded an one-time income of $14.1 million resulting from a mutually agreed upon termination of a joint development and OEM chemical analyzer project between the Company and Beckman Coulter, Inc. The agreement resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division. There are no ongoing obligations of either party and no joint business relationships in respect of this agreement.

19  Staff retirement plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $5,745, $5,273 and $5,826 for the year ended December 31, 2008, 2009 and 2010, respectively. The contributions from the defined contribution plan outside PRC amounted to $582, $1,716 and $1,753 for the year ended December 31, 2008, 2009 and 2010, respectively.

20  Income taxes

The components of income taxes are as follows:

	2008	2009	2010

Current taxes	$19,548	$24,793	$14,739
Deferred taxes (credit)/charge	(2,600)	3,971	2,892

Total income taxes expenses	$16,948	$28,764	$17,631

MMIL is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Major subsidiaries operating in the PRC and overseas are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

For the Company’s major operating subsidiaries in China, they are subject to the China Unified Corporate Income Tax Law (the “New Law”) which became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises” (“NHTE”). In October 2008, Shenzhen Mindray has been designated as an NHTE and therefore eligible to the preferential income tax rate of 15%.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

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

In January 2010, Shenzhen Mindray was awarded the nationwide key software enterprise status for calendar year 2009. Under the current tax policies for software and integrated circuit industries, the applicable corporate income tax rate for Shenzhen Mindray for the financial year 2009 was adjusted to 10% which resulted in approximately $8.6 million savings in Shenzhen Mindray corporate income tax being recorded in the income statement for the year ended December 31, 2010.

Mindray DS USA Inc. is a company incorporated in New Jersey, United States of America and is currently subject to state tax at an average rate of 8%. Together with the federal tax at the rate of 35%, the effective tax rate of Mindray DS USA Inc. is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Mindray Medical Sweden AB is a company incorporated in Sweden. Corporate income tax is chargeable at the rate of 28% for the year ended December 31, 2008. With effect from January 1, 2009, the tax rate is reduced to 26.3%. In general, the statute of limitation for examination of tax returns in Sweden is 5 years from the date the return is filed.

Components of deferred tax assets and liabilities have been presented in the balance sheet as of December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010

Deferred tax assets are analyzed as:
Accrued compensation	$522	$896
Accrued intercompany loan interest	3,481	5,074
Acquired intangible assets	3,798	4,486
Bad debt provision	852	1,025
Depreciation of property, plant and equipment	612	430
Government subsidies	518	197
Inventory write-down	133	380
Sales incentive and warranty accruals	925	1,124
Tax loss	7,676	17,872
Others	264	129
Valuation allowance	(14,674)	(29,132)

	$4,107	$2,481

Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(7,002)	$(8,268)

Total	$(2,895)	$(5,787)

The valuation allowance is recorded in relation to a loss-making subsidiary.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	December 31,
	2009	2010

Deferred tax assets are analyzed as:
Current	$2,338	$2,481
Non — current	—	—

	2,338	2,481
Deferred tax liabilities are analyzed as:
Current	(1,499)	—
Non-current	(3,734)	(8,268)

Total	$(2,895)	$(5,787)

As of December 31, 2010, the Company had available United States federal net operating loss carryforwards of approximately $17,872, which will expire in 2026-2029 if not utilized.

Movements in valuation allowance during the period were:

	2009	2010

Balance at January 1	$4,702	$14,674
Current period addition	9,972	14,458

Balance at December 31	$14,674	$29,132

The Company recognises an operating loss in certain jurisdictions and as a result, performs an assessment based on the weight of available evidence, whether it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets within these loss jurisdictions will not be realised. Based on this assessment, the Company has recorded a valuation allowance of $29,132 as of December 31, 2010 for those deferred tax assets that do not meet likely than not threshold.

Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	2008	2009	2010

Income before income taxes	$125,635	$167,952	$173,097
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	18,845	25,193	25,140
Effect of net income for which no income tax benefit/expense is receivable/payable	1,809	5,650	(514)
Effect of foreign income tax rate	(2,261)	(6,784)	(12,823)
Change in PRC income tax rate	(836)	(48)	(832)
Employee share-based compensation	1,308	1,650	1,466
Non-taxable VAT refund	(3,272)	(3,711)	(2,650)
Additional deduction on R&D expenses	(3,320)	(3,158)	(3,720)
Under/(over) provision of income tax expense in prior years	79	—	(2,162)
Valuation allowance	4,596	9,972	13,726

Total income taxes expense	$16,948	$28,764	$17,631

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009 and 2010, we had $1.3 million and $1.7 million of unrecognized tax benefits, respectively, included in our deferred tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2009	2010

Unrecognized tax benefits beginning balance	$—	$1,335
Gross decrease — tax positions in prior year	—	(446)
Gross increase — current period tax positions	1,335	853

Unrecognized tax benefits ending balance	$1,335	$1,742

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The Company classifies interest and or penalties related to income tax matters in income tax expense. As of December 31, 2010 and 2009, the amount of interest and penalties related to uncertain tax positions is immaterial.

21  Commitments and contingencies

(a)	Lease commitments

Rental expenses under operating leases were $5,186, $6,143 and $8,784 for year ended December 31, 2008, 2009 and 2010, respectively.

The minimum rentals under operating leases are as follows:

Years ended December 31,
2011	$9,269
2012	7,403
2013	5,606
2014	4,430
2015	4,347
2016 and thereafter	6,090

$37,145

(b)	Capital commitments

As of December 31, 2010, the Company had outstanding capital commitments for property, plant and equipment totaling $15,183.

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

indemnifications and warranties that the Company issued for the years ended December 31, 2008, 2009 and 2010 were not material to the Company’s financial position, results of operations or cash flows.

22  Distribution of profits

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

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately $76,900 and $76,900 as of December 31, 2009 and 2010, respectively.

23  Segment reporting

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the years ended December 31,

	Patient
	Monitoring
	and	In-Vitro	Medical
	Life Support	Diagnostic	Imaging
	Devices	Products	Systems	Others	Total

For the Years Ended December 31,
2010
Net revenues	$316,223	$175,245	$173,170	$39,671	$704,309
Cost of revenues	(136,388)	(70,554)	(57,086)	(39,306)	(303,334)

Gross profit	$179,835	$104,691	$116,084	$365	$400,975

2009
Net revenues	$278,082	$155,406	$162,470	$38,225	$634,183
Cost of revenues	(122,979)	(67,963)	(59,702)	(29,675)	(280,319)

Gross profit	$155,103	$87,443	$102,768	$8,550	$353,864

2008
Net revenues	$243,890	$137,270	$138,973	$27,394	$547,527
Cost of revenues	(117,044)	(61,119)	(48,133)	(24,277)	(250,573)

Gross profit	$126,846	$76,151	$90,840	$3,117	$296,954

Geographic disclosures

The Company’s revenue by geography is based on country of customer destination. The net revenue attributable by country of domicile, the United States of America and other countries are as follows:

	Years Ended December 31,
	2008	2009	2010

Net sales:
PRC	$234,454	$292,607	$293,435
United States	89,746	105,259	104,814
Other countries	223,327	236,317	306,060

Total consolidated net revenues	$547,527	$634,183	$704,309

Long-lived assets located at the respective geographic areas are as follows:

	Year Ended December 31,
	2009	2010

Long-lived assets
PRC	$143,491	$219,467
United States	30,575	29,173
Other countries	5,436	5,075

Total consolidated assets	$179,502	$253,715

Long-lived assets represent non-current assets excluding financial instruments, deferred finance cost and deferred tax assets.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

Major customers

There was no single customer who contributed for 10% or more of the Company’s net revenues for the year ended December 31, 2008, 2009 and 2010, respectively.

24  Subsequent Events

In February 2011, the Company was awarded the nationwide key software enterprise status for calendar year 2010. The award for 2010 was made jointly by the National Development and Reform Committee, the Ministry of Industry and Information, the Ministry of Commerce and the State Administration of Taxation. Under the current tax policies for software and integrated circuit industries, the applicable corporate income tax rate for Shenzhen Mindray for the financial year 2010 will be adjusted to 10%. The tax provision included in the financial statements for the year ended December 31, 2010 did not take into account the adjustment for the change in applicable corporate income tax rate. The key software enterprise status is granted on an annual basis and is subject to government review every year. There is no reliable indication that Mindray will be granted this status applicable to 2011 or in any future years.

On February 25, 2011, the Company’s board of directors declared a cash dividend on its ordinary shares of $0.30 per share. The dividends are payable on or around June 1, 2011, to shareholders of record as of April 26, 2011.

In February 2011, the Company announced an agreement to acquire a controlling stake of Shenzhen Shenke Medical Instrument Technical Development Co. Ltd, an infusion pump manufacturer in China. The Company expects to achieve synergies in the transaction by combining its strong engineering, manufacturing, sales and management platforms with Shenke’s brand name, technology and expertise in the infusion pump area.