Form 20-F
period 2011-12-31
Mindray Medical International LTD
filed 2012-04-30
CIK 1373060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,093,002 Class A ordinary shares and 29,619,907 Class B ordinary shares.

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

1

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2009, 2010, and 2011 and audited consolidated balance sheets as of December 31, 2010, and 2011.

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

•

our ability to expand our production and manage our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities and our research and development centers;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally;

•	relevant government policies, healthcare reform and regulations relating to the medical device industry;

•	our expectations regarding demand for our products;

•	the projected growth of the medical device industry in China and internationally;

•	our future business development, financial condition and results of operations;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	the effects of global macroeconomic conditions on our business; and

•	general economic and business conditions in the countries where our products are sold.

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

The selected consolidated balance sheet data as of December 31, 2010, and 2011, and the selected consolidated financial data for the three years ended December 31, 2009, 2010, and 2011, were derived from our audited consolidated financial statements appearing in this annual report beginning on page F-1. The selected consolidated financial data for the years ended December 31, 2007 and 2008 and as of December 31, 2007, 2008 and 2009 were derived from our audited consolidated financial statements that are not included in this annual report. The following summary consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements as of and for the years ended December 31, 2009, 2010, and 2011 were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	$294,296	$547,527	$634,183	$704,309	$880,743
Cost of revenues(1)	(132,768)	(250,573)	(280,319)	(303,334)	(394,302)

Gross profit	161,528	296,954	353,864	400,975	486,441
Operating expenses:
Selling expenses(1)	(41,083)	(80,088)	(106,142)	(122,960)	(167,049)
General and administrative expenses(1)	(12,042)	(39,903)	(47,512)	(61,193)	(70,330)
Research and development expenses(1)	(28,389)	(51,945)	(58,383)	(60,316)	(82,024)
Realignment costs — post acquisition	—	(899)	(1,215)	(919)	—
Expense of in-progress research and development	—	(6,600)	—	—	—

Operating income	80,014	117,519	140,612	155,587	167,038
Other income, net	2,357	4,918	25,525	8,835	3,108
Interest income	9,726	8,361	6,574	11,575	20,816
Interest expense	(11)	(5,163)	(4,759)	(2,900)	(1,390)

Income before income taxes and non-controlling interests	92,086	125,635	167,952	173,097	189,572
Provision for income taxes	(14,043)	(16,948)	(28,764)	(17,631)	(22,647)

Net income	$78,043	$108,687	$139,188	$155,466	$166,925
Less: Net income attributable to noncontrolling interests	—	—	—	—	(296)

Net income attributable to the Company and ordinary shareholders(2)	$78,043	$108,687	$139,188	$155,466	$166,629

Basic earnings per share	0.73	1.01	1.28	1.37	1.45
Diluted earnings per share	0.69	0.96	1.23	1.32	1.41
Dividends declared per share	0.18	0.20	0.20	0.30	0.40
Shares used in computation of:
Basic earnings per share	106,328,347	107,366,250	108,567,305	113,638,024	115,254,095
Diluted earnings per share	112,678,984	113,364,756	113,025,775	117,581,196	118,449,851

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$189,045	$96,370	$204,228	$137,502	$124,311
Working capital(3)	237,191	147,593	257,027	520,043	682,078
Total current assets	306,495	427,414	511,665	694,600	939,309
Total assets	446,714	785,771	966,265	1,150,561	1,458,971
Total current liabilities	69,304	279,821	254,638	174,557	257,231
Noncontrolling interests	2	2	2	2	8,943
Net assets	374,022	498,092	640,549	966,601	1,142,492
Capital stock	13	14	14	15	15

(1)	Share-based compensation charges incurred during the years related to:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Cost of revenues	$267	$423	$467	$320	$762
Selling expenses	2,781	2,870	3,406	2,569	4,429
General and administrative expenses	2,232	2,697	3,318	1,591	3,118
Research and development expenses	2,430	2,731	3,047	2,800	4,059

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.
(3)	Working capital is equal to current assets less current liabilities.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. Commercialization of any new product requires relevant government approvals, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously partially offset the effects of declining average sales prices with sales volume increases and manufacturing cost reductions, we may be unable to continue doing so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

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

We depend on distributors for a substantial portion of our revenues. We typically do not have long-term distribution agreements; however, beginning in 2011, we began to sign 3-year distribution agreements with certain of our key distributors. Certain of our past and current distribution agreements may have contained terms that were not favorable to us, and as our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. At times, we may also become engaged in contract disputes or other negotiations with distributors. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew distribution agreements with our desired distributors at favorable terms or our failure to successfully negotiate contract disputes, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

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

Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among end-users of our products and disrupt our sales, resulting in a failure to meet our sales goals.

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

Maintaining a direct sales force and independent distribution network in the United States and in Europe could result in potential sales conflicts that would negatively impact our revenue and results of operations.

We maintain both a direct sales force and an independent distribution network in the United States and in Europe, creating the potential for conflict between them. If our independent distributors and direct sales force compete with each other in any designated territory, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force.

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

Future acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. For example, in 2008, we acquired the patient monitoring business of Datascope Corp. The integration of acquired entities into our operations have required, and will continue to require, significant attention from our management. In 2011, we acquired two, and were completing the acquisition of two additional China-based companies that produced medical equipment, devices or other products. While we conducted customary due diligence with respect to these acquisitions, we may not have identified and may not be aware of all of the risks associated with the acquisitions. In addition, as we did not obtain full ownership in these companies, we may not realize the benefits of such acquisitions as we are unable to fully control the management of such companies. These risks and risks associated with our integration of the acquired businesses could have an adverse effect upon our business, financial condition, and results of operation.

Future acquisitions will also likely present similar challenges and may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset related costs, expenses of acquisitions and potential loss of, or harm to, relationships with distributors, customers, suppliers and employees as a result of our integration of new businesses and new regulations governing international markets. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

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

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	fluctuations in local currencies against the RMB;

•	implementation of foreign exchange controls;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	burdens on working capital due to financing issues for our accounts receivables, particularly in developing markets;

•	healthcare reforms;

•	increased risk of exposure to terrorist activities;

•	difficulties obtaining raw materials or product supplies or other logistical issues due to natural disasters;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our revenues.

In recent years, consolidation among health-care providers and the formation of purchasing groups has imposed pricing pressures. Our success in areas of health care provider consolidation and where purchasing organizations have been formed depends partly on our ability to enter into contracts with group purchasing organizations and integrated health networks.

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

Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Although we grant share incentive awards, such awards may cease to be effective to retain our current employees once the shares are vested and bonus amounts are paid out. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. In particular, competition in our market segments has continued to intensify in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors also vary significantly according to business segments. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. Certain competitors will additionally move from their established market segments into market segments we have historically focused on. We face competition from companies that have local operations in the markets in which we sell our products who may have lower cost structures, domestic support, or local protection through tariff and non-tariff barriers. We face competition from companies that have or may have:

•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater access to public equity markets or financing options;

•	greater pricing flexibility;

•	availability of financing for our customers;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	capability to offer vendor financing or leasing arrangements;

•	more preferential treatment locally due to government policies;

•	stronger brand recognition; and

•	larger sales and distribution networks.

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

We may be unable to ensure compliance with anti-corruption laws.

We could be liable for violations of applicable law, including China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act (FCPA), and the Bribery Act 2010 of England and Wales (UK Bribery Act), arising in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, we believe that corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the State Food and Drug Administration (SFDA), and clinical trials conducted by Chinese hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the antibribery provisions of the FCPA and other applicable anticorruption laws. Numerous enforcement actions by government authorities in the U.S., China, and other jurisdictions have involved corruption in the medical device industry. We have adopted policies to ensure compliance with applicable laws concerning corrupt practices, and are taking measures to update and strengthen these policies. However, as competition intensifies in the medical device industry in these markets, we cannot guarantee that our employees will not intentionally violate applicable anti-corruption laws. Because individual employees may find it difficult in some circumstances to distinguish appropriate practices for establishing and maintaining constructive relationships with business contacts from inappropriate practices, we cannot guarantee that our employees will not inadvertently violate applicable anti-corruption laws. We may also be held liable for actions taken by our distributors even though a majority of our distributors are non-U.S. companies that are not subject to the FCPA or the UK Bribery Act. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products.

If we or our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

Recent publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us.

Litigation and negative publicity surrounding companies with operations in China that are listed in the United States have resulted in declining stock prices for such companies. Various equity based research organizations, such as Muddy Waters Research, have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, loss in share price and share price volatility, and increased directors and officers’ insurance premiums and could have a material adverse effect upon our business, financial condition, and results of operation.

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

On January 21, 2009, China launched its three-year healthcare reform initiative, initially pledging to provide up to RMB850 billion in healthcare reform projects throughout China. In 2011, the Chinese government released its 12th Five-Year Plan, the guidance for social, economic and environmental development for the country over the next five years. The Five-Year Plan discussed efforts to deepen the reform of China’s health care system, including increased allowances for medical insurance plans in both rural and urban areas and expanding the coverage of the country’s essential medicine system to village clinics and non-government-run primary healthcare institutions and ensuring universal access to basic health care services. These healthcare reform acts and future healthcare reform could adversely affect our business in several ways, including:

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

•

Changes in customer spending patterns. Healthcare reform may additionally be targeted at individuals rather than hospitals, which could affect the spending patterns of our customers in ways we may not be able to anticipate. For example, increased insurance coverage for PRC residents under the healthcare reform initiative could potentially increase patronage at larger sized hospitals rather than county-level hospitals and local clinics, which could cause our sales to such county-level hospitals and local clinics to decrease.

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Heath Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposes a new excise tax on the sale of certain medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sale price. This new excise tax will be effective beginning January 1, 2013. Additional guidance about the new excise tax, including the types of medical devices subject to this tax, is expected later this year. Additionally, challenges to the constitutionality of healthcare reform acts in the United States may have caused uncertainty in hospital spending, contributing to modest hospital spending in 2010 and 2011. We are unable to predict the current and future effects of healthcare reform, including the impact of the new excise tax, which could materially affect our business, financial condition and results of operations.

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

We manufacture, assemble and store a substantial majority of our products, as well as conduct some of our research and development activities at our two facilities located in Shenzhen, China. We also manufacture, assemble and store products and conduct some of our research and development activities at our Mahwah, New Jersey facility and at our facility in Nanjing, China. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

We are also in the process of developing a reagent manufacturing plant in China, to be completed by the end of 2014. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate and expand into this facility. We may additionally encounter difficulties obtaining regulatory approval for construction and development. Moreover, we may not realize the anticipated benefits of our development of this facility. Any of these factors could divert the attention of our management, reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facilities. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. From time to time we may also have contract disputes or other negotiations with our suppliers and our OEM/ODM partners. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. For example, on March 11, 2011, a severe earthquake and tsunami hit the northeastern coast of Japan, causing widespread damage. Although we were able to adjust for the interruption to our supply chain by finding alternate suppliers and increasing our supply reserves, similar disruptions to purchases of raw materials or components from suppliers and manufacturers from Japan or any other region could impact our working capital, harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

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

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Implementing our growth strategy has resulted in, and will continue to result in, substantial demands on management resources. In particular, pursuing our growth strategy will require, among other things:

•	enhancing our research and development capabilities;

•	hiring and training new personnel;

•	enhancing our information technology and client-relationship management systems;

•	stringent cost controls;

•	sufficient liquidity;

•	strengthening financial and management controls; and

•	increasing marketing, sales and sales support activities.

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

In 2010, we implemented the SAP ERP systems to update the existing systems of our U.S. and European operations, building a globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integration is complicated by broad geographies, differing languages and business models with local features among our China-based and our acquired operations. In 2011, we implemented a new client-relationship management system for our China sales operations, and gradually extended this system to our other offices. Our primary China-based IT operations are located in Shenzhen and include our data centre, production, standby facilities and backup storage. We also have smaller local IT operations at our sites in the U.S. and Europe. Any physical damage to our IT systems, including by natural disasters or intentional acts of vandalism, would create significant disruptions to our business and operations and would be costly to repair. Additionally, any failure of our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

The lessors of some of our leased properties may have lacked authority to enter into the leases. If we are forced to vacate these premises, it could materially disrupt our operations.

Shenzhen Mindray leases properties for manufacturing purposes. The lessors failed to provide us with the ownership certificates for the leased properties. If the lessors entering into the lease agreements with Shenzhen Mindray are not the de facto owners of the leased properties and lacked the authority to enter into these lease agreements, the validity of these lease agreements may be contested and we may be forced to vacate these premises, which could materially disrupt our operations.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We rely on a combination of patent, copyright, trademark, trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have patents issued in China and the U.S. covering various products and aspects of our products. We also have pending patent applications in China, the U.S., Europe, and India, which cover some of the more commercially significant aspects of our products and technologies.

Due to the different regulatory bodies and varying requirements in the United States, China and elsewhere, we may be unable to obtain patent protection for certain aspects of our products or technologies in any of these countries. The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property or other claims by third parties. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the U.S. or Europe. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. We may also engage in settlement or other negotiated agreements to avoid further costs associated with defense of intellectual property suits. For example, in 2011, we and certain Datascope entities agreed that we would acquire all rights, title and interest in certain trademarks, service marks and other names in exchange for a one-time payment to Datascope of $7.0 million and the grant to Datascope of an exclusive 20-year limited license of certain of such trademarks, service marks and other names.

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

We regard our brand names as critical to our success. Disputes over use of our brand names or the brand names we license may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization, including the unauthorized use of our domain names. We have experienced unauthorized use of our domain names and are currently in the process of reclaiming certain of our domain names, in accordance with the Uniform Domain Name Dispute Resolution Policy adopted by the Internet Corporation for Assigned Names and Numbers (“ICANN”). We have also experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Litigation could also result in substantial costs and diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

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

From time to time, we may be subject to inspections by regulators including the FDA on our quality systems and regulatory compliance. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, or there is any material deficiency in our quality systems, we could be subject to penalties ranging from warning letters to embargos on our products, and as a result, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

Failure to comply with applicable import and export related laws and regulations for our products could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

We primarily manufacture our products in China and then sell our products through different distribution channels in different geographies. We must comply with import and export related laws and regulations in every region we do business in, including China, the U.S., and Europe. Import and export related laws, rules and regulations differ from region to region and our inability to comply with such regulations, rules and laws may have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. Failure to comply with import and export related laws and regulations for our products could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control, which could have a material and adverse affect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Moreover, if a U.S. distributor, one of our U.S. subsidiaries or one of our subsidiaries selling products with U.S. manufactured parts conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. law. As a result of the foregoing, actions could be taken against us, including the incurring of monetary sanctions or injunctions that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claim. For example, we will voluntarily recall a product when we detect a potential assembly error. If authorities in the countries where we sell our products decide that any of our products fail to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.

Government tender sales in China have and will continue to be a smaller portion of our revenues.

We have historically generated certain portions of our China revenues from government tenders sales. Tender sales in China are a discretionary decision driven by government policies and can vary in terms of magnitude and timing of sales. For example, due to economic stimulation and healthcare reforms in China in 2009, our sales through government tender sales in China were almost doubled in comparison with the previous year. However, in 2010, our revenues from government tender sales in China dropped significantly due to lack of government spending on tender sales, and our revenues from government tender sales in China remained flat in 2011. We expect this trend of uncertainty and low government tender sales to continue in the near future. Our inability to accurately predict trends in government tender sales in China could cause us to underestimate demand and timely meet demand for our products, which in turn could materially and adversely affect our financial conditions and results of operations.

The global economic downturn adversely affected, and could continue adversely affecting, our business, financial condition and results of operations.

We experienced a global economic downturn affecting all areas of business, including health care. Disruptions in orderly financial markets resulting from, among other factors, government instability, diminished liquidity and credit availability plus volatile valuations of securities and other investments caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase. For example, uncertainties surrounding European sovereign debt could affect our direct sales and distribution networks in Europe, while political instability in countries in the Middle East could disrupt our distribution networks in such countries.

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

•

Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which could cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, has caused and could continue to cause us to lose sales, delaying revenue recognition or causing greater collection risks due to credit quality issues.

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

•

Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized in 2012 and beyond.

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

Our quarterly revenues and operating results have fluctuated and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	fluctuations in PRC government spending on healthcare and stimulus programs;

•	United States and PRC healthcare reform;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to year-end supplier pricing renegotiation;

•	changes in the industry operating environment;

•	changes in government policies or regulations, including new product approval procedures, or their enforcement; and

•	availability of financing for healthcare facilities.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the market price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2011, our cash and cash equivalents were denominated in Renminbi, U.S. dollars, Euros and the British pound. As a result, exchange rate fluctuations between the Renminbi, the U.S. dollar, the Euro and the pound affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi, Euro and the pound relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar, the Euro or the pound in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar, the Euro or the pound. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. We have entered into certain forward contracts to reduce our liability to several foreign currencies, however, the effectiveness of these forward contracts may be limited and we may not be able to successfully reduce our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. See Item 11 “Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk”.

Warranty claims could substantially increase our costs and harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

We typically sell our main products with warranties against technical defects at terms covering 12-24 months and related accessories with warranties against technical defects at terms covering 6 months. Our product warranties require us to repair all malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs, harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

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

As of April 27, 2012, three of our shareholders and their affiliated entities owned approximately 26.6% of our outstanding ordinary shares, representing approximately 63.4% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our chief strategic officer, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the market price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2011. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2012 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm and our management concluded that our internal control over financial reporting is effective as of December 31, 2011, and our independent registered public accounting firm reported on our internal controls over financial reporting, our management may conclude in the future that our internal controls are not effective. Our or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the market price of our ADSs.

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

We conduct a substantial portion of our business operations in China and derived over 40% of our 2011 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

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

We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, including the change registration, as required under this regulation for our initial public offering and our subsequent secondary offerings. However, different local SAFE offices may have different views on application and implementation of the SAFE regulations in practice, and it is unclear how these SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We rely in significant part on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray and our other PRC subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2011, the amount of these restricted portions of our PRC subsidiaries was approximately $29.1 million. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their abilities to transfer a portion of their respective net reserves to us whether in the form of dividends, loans or advances. Limitations on the ability of our PRC subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

The China Enterprise Income Tax Law, or the New EIT Law, and its implementing rules became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under the previous tax law. Shenzhen Mindray and Beijing Mindray are FIEs. The New EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. The published qualification criteria are more difficult to meet than those prescribed by the old tax rules under which we had been granted preferential treatment. Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010, with a valid period of three years starting from 2010 to 2012. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to annual evaluation by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate.

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years 2009 and 2010. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the calendar years 2009 and 2010. Nationwide Key Software Enterprise status is granted on an annual basis by the relevant government authority in China. Shenzhen Mindray has applied for the “Nationwide Key Software Enterprise” status for year 2011 from the relevant government authorities. Shenzhen Mindray may not be granted this status for any future years.

Under the phase-out rules of New EIT Law, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the New EIT Law, entitled to enjoy its preferential treatment under the phase-out rules, under which it will continue to enjoy the 50% reduction of the EIT for the taxable years of 2008 to 2010.

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

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. In addition, this VAT refund policy is extended after its expiration at end of 2010 by the State Council on January 28, 2011 by promulgation of the Notice on Printing and Distribution of Several Policies to Further Stimulate the Development of Software and Integrate Circuit Industries, without a specific term for the extension however. The amount of VAT refunds included in revenue in 2010 and 2011 was $17.7 million and $21.5 million, respectively. While Shenzhen Mindray expects to continue to qualify for the VAT refund, we cannot assure you that Shenzhen Mindray will not encounter any challenges regarding such VAT refund from local tax authorities in the future.

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

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the Peoples’ Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our auditors. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We commenced operations in 1991 through our predecessor entity. We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated operating subsidiary Shenzhen Mindray, which was established in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current holding company, Mindray International, on June 10, 2005. Mindray International is an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. Mindray International became our holding company in September 2005 when the majority of our existing shareholders transferred, through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. In April 2006 we acquired approximately 8.9% of the equity in Shenzhen Mindray with the result that our holding company owns approximately 99.9% of the equity of Shenzhen Mindray. In May 2006, we changed our name to Mindray Medical International Limited. In May 2008, we completed the acquisition of the patient monitoring business from Datascope Corp. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure.”

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

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and multiple sales offices in major domestic and international markets. From our main engineering and manufacturing base in China and through our worldwide distribution network, we supply globally a broad range of products across three primary business segments, comprising patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues, before accounting for capitalization under U.S. GAAP, in research and development in 2009, 2010, and 2011. We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Xi’An and Chengdu, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We are in the process of establishing a new research and development facility in Miami, Florida, and plan to open another research and development facility in Shanghai in 2012. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2011, we had more than 1,700 engineers and other research and development personnel in multiple research and development centers in China, the U.S. and Sweden. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

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

We sell our products through different distribution channels in different geographies. In the United States, the United Kingdom, France, Germany and the Netherlands, we sell our products primarily through a direct sales model. In China, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 1,800 distributors and approximately 1,700 sales and sales support personnel (including services) covering the China region as of December 31, 2011. Outside of China, we also sell our products through about 1,500 third party distributors and through our sales force of approximately 900 personnel covering regions outside of China as of December 31, 2011.

We additionally provide after-sales services to our direct-sales customers and through our distribution channel.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices across these business segments.

Over the past three years, we have significantly expanded our geographic scope and increased our revenues generated by international sales. Our products have been sold in more than 190 countries and regions, and international sales accounted for 57.5% of our net revenues in 2011.

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

The chart below provides selected summary information about the products that we introduced in 2011:

Business Segment	Products	Description
Patient Monitoring and Life Support Products	The A5 and A3 anesthesia machines	Anesthesia machines, with intuitive design and touch screen technology.

	The BeneHeart D3 defibrillator/monitor	A compact, durable and lightweight defibrillator that integrates monitoring, manual defibrillation, pacing and AED functions.

	The Synovent E3 and E5 ventilators	Ventilator products designed to facilitate breathing for patients in critical care conditions.

	The iMEC series patient monitoring system	Patient monitoring series with portable design, touch screen, flexible network capabilities and accurate monitoring functions. Targeted at emergency rooms, post-anesthesia care units, general wards and outpatient areas.

	The New iPM series patient monitoring system	Patient monitoring series for acute and sub-acute care. Wired and wireless network connections with our central monitoring system.

Medical Imaging Systems	The DC-8 color ultrasound system	An advanced image quality and ergonomics color ultrasound system that performs across a wide range of physical examinations.

	The DP-50 portable black-and-white ultrasound	An ultrasound system incorporating advanced technologies that delivers deeper penetration and higher resolution.

	The DP-10, DP-20 and DP-30 black-and-white ultrasound products	Ultrasound system series with a redesigned shape, enhanced mobility, and more convenient operation.

In-vitro Diagnostic Products	The BC-6800 five-part hematology analyzer	Higher speed automatic five-part hematology analyzer.

We plan to introduce an additional 7 to 10 new products in 2012.

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

Life support products. We are also actively expanding the range of our life support products to provide operation room or intensive care unit solutions for the end-users in the operating room. We currently offer anesthesia machines, defibrillators, surgical beds, surgical lights ceiling pendants, syringes and infusion pumps, as well as ventilators.

Patient monitoring and life support products accounted for 43.9%, 44.9% and 43.9% of our total net revenues in 2009, 2010, and 2011, respectively.

In-vitro Diagnostic Products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in four product categories: hematology analyzers, biochemistry analyzers, urine sediment analyzers and microbiology analyzers.

Hematology analyzers and reagents. Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illnesses caused by viruses from those caused by bacteria. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents.

Biochemistry analyzers and reagents. Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may be used as therapeutic drug monitors or to check for drug abuse.

Urine sediment analyzers and consumables. Urine sediment analysis can detect kidney and urinary tract diseases by analyzing blood cells, bacteria, urinary casts, etc., in urine samples. Urine sediment and dry chemistry analysis form urinalysis. Urinalysis, together with hematology and biochemistry analysis, are the three most common methods used in in-vitro diagnostic market.

Microbiology analyzers and reagents. Clinical laboratories use the microbial identification and antibiotic susceptibility testing (ID/AST) system to identify microbes and perform antibiotic susceptibility testing, while they use the blood culture system to recover pathological organisms. The rapid reporting of ID/AST test results and a continuous-monitoring blood culture system can result in better antibiotic management. We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 45 reagents for hematology analyzers and 80 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 20.7%, 26.4% and 29.5% of our in-vitro diagnostic products segment revenues in 2009, 2010, and 2011, respectively.

In-vitro diagnostic products, including reagents, accounted for 24.5%, 24.9% and 25.2% of our total net revenues in 2009, 2010, and 2011, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes ultrasound systems, digital radiography systems, a magnetic resonance imaging system and a picture archiving and communication system (PACS).

Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell black and white and color portable and mobile ultrasound systems, and offer a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten x-ray exposure time compared to traditional film-based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. Our magnetic resonance imaging system currently uses permanent magnetic field and inscan technology to record the image of the scanned area of the body. PACS is a medical imaging technology that provides economical storage of and convenient access to images from multiple modalities. RIS is a computerized database used by radiology departments to store, manipulate and distribute patient radiological data and imagery. The RIS system generally consists of patient tracking and scheduling, result reporting and image tracking capabilities, and is critical to the efficient workflow of radiology practices. The PACS and RIS systems are widely used in the radiology, ultrasound, endoscopy and pathology departments of hospitals as effective digital picture archiving and communication management solutions.

Our medical imaging systems segment accounted for 25.6%, 24.6% and 25.2% of our total net revenues in 2009, 2010, and 2011, respectively.

Distribution, Direct Sales

China

As of December 31, 2011, our nationwide distribution and sales network in China consisted of more than 1,800 distributors and 1,700 sales and sales support personnel (including services) covering the China region, located in 32 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. In 2010, we launched our sales reinforcement program in China to achieve real-time and comprehensive monitoring of hospital demand by appointing key account managers to gather market data for both private and public sectors and consolidate our exclusive distributors in certain geographical regions. Our distribution agreements are typically negotiated and renewed on an annual basis. None of our distributors accounted for more than 3% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay over 50% of the purchase price.

We define government tender sales as an organized medical equipment purchasing activities from central or provincial governments in China for multiple hospitals, clinics and other healthcare facilities. We make government tender sales in China through government-run tender sale processes. Government tender sales are based on governmental budget, policies and directives. There is no certainty of the nature of such policies from period to period. When we make tender sales to central or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. China-based tender sales and after-sales services provided to government agency customers accounted for 17.4%, 7.5% and 5.3% of our net domestic revenues, in 2009, 2010, and 2011, respectively.

We also sell our products on a case-specific basis directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers in China.

International

We have direct sales channels in the United States, United Kingdom, France, Germany and the Netherlands, and employ sales teams in these regions who have direct sales experience with hospitals, medical clinics and doctors.

As of December 31, 2011, our international distribution and sales network consisted of about 1,500 distributors covering more than 190 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

As we expand our international sales, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance. We also have international distributors pay the entire purchase price in advance or provide a letter of credit in advance of the product purchase. We extend credit to selective distributors in the emerging markets. To those distributors who meet their sales targets and pay their receivables, we provide a predetermined amount of credit which can be exchanged for our products. Over the last three years, we have not recognized significant losses relating to payment terms provided to our distributors.

Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2011, we attended or sponsored more than 1,000 medical exhibitions and seminars. We also conduct on-site demonstrations of our products at hospitals on a regular basis, and we often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We primarily sell to two categories of customers: distributors, who sell through our distribution and sales network, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a revenues and geographic basis. Our ten largest customers based on net revenues collectively accounted for 5.5%, 6.2% and 8.5% of our net revenues in 2009, 2010, and 2011, respectively.

Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2011, we had more than 1,800 distributors in China and about 1,500 additional distributors internationally.

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

Internationally, our direct sales force in the United States, United Kingdom, France, Germany and the Netherlands sell primarily to hospitals with 500 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 400 employees located in our main facility in Shenzhen and our 32 offices in China as of December 31, 2011. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•

End-User Support and Service. In 2011, we conducted almost 300 training sessions at our main facility in Shenzhen and 85 training sessions at our other offices in China. We also conducted more than 100 training sessions in hospitals and other venues throughout China. We maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

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

International

In several of the countries where we have direct sales, particularly the United States, United Kingdom, France, Germany and the Netherlands, we also provide substantial after-sales services. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.

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

Manufacturing and Assembly

We manufacture, assemble and store a substantial majority of our products at our two facilities located in Shenzhen, and one facility in Nanjing, China. We also assemble and store products at our Mahwah, New Jersey facility.

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our first China-based facility, which is approximately 20,700 square meters in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our second China-based facility, which is approximately 87,500 square meters in size, in our Mahwah facility, which is approximately 12,000 square meters in size, and in our Nanjing facility, which is approximately 23,000 square meters in size.

As part of our overall strategy to lower production costs, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:

•

Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The cost of the new or improved products can be reduced as a result of the lower costs already in place from volume purchases. As more products utilize common resources, the resulting increased purchases of common resources further reduce costs, with benefits across a range of products.

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

We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchases in 2010 or 2011. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification and ISO 13485 certification issued by both TUV and Beijing Hua Guang. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses and CE marks. We inspect components prior to assembly, and inspect and test our products both during and after their manufacture and assembly. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Business and Industry — If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

We typically sell our main products with warranties against technical defects at terms covering 12-24 months and related accessories with warranties against technical defects at terms covering 6 months. If necessary, we will exchange a defective product. However, we do not typically accept any returns for a refund of the purchase price. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.

Intellectual Property

We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and the United States, as well as pending patent applications in China, the United States, Europe and India. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

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

We have successfully established our brand in China. We have registered trademarks in China and in the U.S. and in other countries for the “Mindray” name and associated marks used on our own-brand products and we have registered trademark rights for the use of the Datascope trademarks used in our patient monitoring devices. We have also granted Datascope an exclusive 20-year license for certain Datascope related trademarks for use in certain circumstances. We have filed for trademark protection for the “Mindray” name and associated marks in additional North American, European and Asian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.”

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

Patient Monitoring and Life Support Products. For domestic sales of patient monitoring and life support products, our primary competitors are Philips Healthcare, GE Healthcare, and Spacelabs. For international sales of patient monitoring devices, our primary competitors are Philips Healthcare, GE Healthcare, Nihon Kohden, Spacelabs, and Draeger Medical.

In-vitro Diagnostic Products. For domestic sales of hematology analyzers, our primary competitors are Sysmex Corporation, Danaher Corporation, Tecom Science Corporation, and ABX. For international sales of hematology analyzers, our primary competitors are Sysmex Corporation, Danaher Corporation, Horiba Medical and Abbott Laboratories. For domestic sales of biochemistry analyzers, our primary competitors are Hitachi, Danaher Corporation, and Toshiba. For international sales of biochemistry analyzers, our primary competitors are Danaher Corporation, Hitachi, Bayer, Abbott Laboratories and Roche Diagnostics.

Medical Imaging Systems. For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Siemens Medical, Philips Healthcare, and Aloka. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare, Toshiba Medical Systems, Esaote Group, Aloka, Medison and Siemens Medical.

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

Insurance

We maintain liability insurance coverage to cover product liability claims arising from the use of our products sold internationally. We also maintain property insurance to cover certain of our fixed assets, and cargo and vehicle insurance to protect against loss of or damage to our products while they are being transported. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets or damage to our products during transit.

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

We also provide directors and officers liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage expires on September 6, 2012.

In the overseas markets excluding the U.S. and Western Europe, as we expand our international sales, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. The majority of our credit extended to international distributors is covered by our export credit insurance.

Facilities

See Item 4.D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

On December 20, 2011, the United States District Court for the Southern District of New York entered an order dismissing a proposed shareholder class action lawsuit filed against us and certain of our officers and directors on July 21, 2011. The complaint had alleged that between January 11, 2010, and August 9, 2010, we made a series of materially false and misleading statements or omissions about our business, operations, and prospects in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

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

The majority of our products manufactured in China are classified as Class II or Class III devices. All our in-vitro diagnostic products are Class II medical devices; Beneview series, PM series and MEC series patient monitors, TMS-6016 telemetry monitoring system, WATO series anesthesia machines, E5/E3 ventilator, are classified as Class III medical devices, while the remainder of our patient monitors and operating tables and surgical lights are classified as Class II medical devices. Our Color Doppler Ultrasound Device, MRI and DR are classified as Class III medical devices, while the remainder of our medical imaging systems are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs, diluent and lead wires.

In China, our reagents used with our in-vitro diagnostic products are divided into the categories of hematology reagents, immunology reagents and clinical chemistry reagents. While a part of biological reagents are subject to regulatory controls similar to those governing pharmaceutical products,, all the reagents manufactured by us are subject to regulatory controls similar to those governing medical devices.

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

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the Administration of Quality

Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the Ethics Committee in the institutions approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 business days after receiving an application for the registration of a Class II device, and the SFDA, within 90 business days after receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days after written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

Regulation of Reagents

Under a regulation enacted by the SFDA in April 19, 2007, all our IVD reagents products are subject to regulatory controls similar to medical devices.

To date, approximately 120 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained required medical device registration certificates from respective levels of food and drug administration.

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

We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products; confiscation of illegal revenue;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production; or

•	withdraw the Registration Certificate for Medical Device.

Radio Transmission Equipment Type Approval Certificate

As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Industry and Information Technology. Our certificate will expire on May 23, 2014.

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

A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing data and labeling information to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. Technical performance data required for diagnostic laboratory instrument premarket approval applications may include validation of the performance of hardware and software under repeat testing, calibration of mechanical components and stability of reagents and other products used in specimen collection, storage and testing. Preclinical trial data may include results from tests to determine product stability and biocompatibility, among other features.

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

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	Refusal of our request for 510(k) clearance or premarket approval of new products;

•	Withdrawal of 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

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

We declare the CE mark ourselves for our in-vitro diagnostic products pursuant to the European Union Directive 98/79/EC, and the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis.

In July of 2011, the European Union issued directive RoHS 2.0, which now includes medical devices in its scope. Previously, the RoHs directive did not require any specific labeling to prove compliance. Beginning July 22, 2014, however, all medical devices covered under this new directive will be restricted from the use of six substances, and only compliant products can be labeled with the CE mark. To meet the requirements of this directive, we need to effectively safeguard the designing, manufacturing and assembly of our products to demonstrate our compliance. We plan to work with our suppliers to ensure that our medical equipment, IVD products, and veterinary equipment will meet compliance of this directive by July 2014, July 2016, and July 2019, respectively.

The third edition of IEC60601-1 standard, a globally recognized standard for electro-medical equipment safety, was published in 2005. Both the European Union and Canada required that all products launched in the market after June 1, 2012 comply with this standard and existing products already tested to second edition standards be reevaluated to the third edition. According to the relevant enforcement schedules, products with a particular standard are controlled by such standard, and both that standard and the second edition will continue to be used together until a new particular standard is published that aligns with the third edition. We are establishing a risk management process to ensure that our products continue to comply with the essential requirements in the Medical Device Directive.

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

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. As a result of the lack of detailed implementing rules and uncertainties relating to the interpretation and implementation of Notice 75 by different local SAFE offices, we cannot predict how these regulations will affect our business, operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.

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

Our PRC subsidiaries are regulated under the revised PRC Company Law which took effect on January 1, 2006. Accordingly, they shall allocate 10% of after-tax profits to a statutory common reserve fund. As of December 31, 2011, the amount of these restricted portions of our PRC subsidiaries was approximately $29.1 million. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

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

Effective May 1, 2008, we acquired the patient monitoring business of Datascope Corp., through our U.S. subsidiary, Mindray DS USA Inc., which operates in the U.S. and Europe and sells products worldwide, and in January 2011, we established Shenzhen Mindray Investment & Development Co., Ltd to make investments in businesses complementary to ours.

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of March 31, 2012:

D.	Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our global operational headquarters occupy approximately 18,000 square meters and our adjacent research and development and administration center, which we began utilizing in 2011, adds approximately 80,000 square meters. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we have established a research and development center in Nanjing and are presently operating approximately 23,000 square meters of research and development and manufacturing facilities. In 2011, we additionally opened research and development centers in Xi’an and Chengdu, China. We are in the process of establishing a new research and development facility in Miami, Florida, and plan to open a research and development facility in Shanghai, China in 2012. We also plan to develop a reagent plant in China by the end of 2014. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently principally rely on four facilities for manufacturing, assembly and storage of our products and to conduct research and development activities. Any disruption to our current manufacturing facilities or in the development of any of these facilities could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We maintain a North America operational headquarters in Mahwah, New Jersey, which occupies approximately 12,000 square meters and is used for the manufacture, research and development, warehousing and final testing and assembly of certain of our patient monitoring and life support products.

We also maintain research and development centers in Beijing, China, Seattle, Washington and Stockholm, Sweden. We also have 32 local sales and services offices in China and we have more than 20 international sales and service offices.

The land on which we have developed our largest production facility (BaiWang) is leased for 10 years, through 2017, and the land on which we have developed our second largest production facility (XiLi) is leased for four years, through June 30, 2013. In April 2009, we successfully secured property rights to another location in Shenzhen where we would have a 50 year lease with land use rights which we would subsequently develop as a substitute for our currently rented production facility.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property
1	High-Tech Park of NanShan District, Shenzhen, China	Owned, approximately 98,000 square meters, used as a research and development center and operational headquarters

2	(XiLi) Shenzhen, China	Leased, approximately 20,700 square meters, used as a manufacturing, assembly, testing and research and development building

3	(BaiWang) Shenzhen, China	Leased, approximately 87,000 square meters; used as a manufacturing, assembly, testing and research and development building

4	(GuangMing) Shenzhen, China	Leased, approximately 5,200 square meters, to be used for a manufacturing, assembly, testing and research and development building

5	(GuangMing) Shenzhen, China	Owned, approximately 104,000 square meters of land, to be developed to substitute the current manufacturing, assembly, test and research development building

6	HaiDian District, Beijing, China	Owned, approximately 2,200 square meters, used as research and development center

7	ChaoYang District, Beijing, China	Owned, approximately 1,900 square meters, used as a sales, marketing and administrative office

8	(ZhongGuanCun) Beijing, China	Owned, approximately 48,000 square meters of land, to be developed as a research and development center

9	Nanjing, China	Owned, approximately 207,675 square meters of land, to be developed for manufacturing, research and development, sales and other daily operations; currently holds an approximately 23,000 square meter manufacturing, research and development and sales building

10	Xi’an, China	Owned, approximately 16,800 square meters of land, to be developed as a research and development center

11	Xi’an, China	Leased, approximately 1,300 square meters, used as a research and development center

12	Shanghai, China	Leased, approximately 1,500 square meters to be used as a research and development center

13	Chengdu, China	Leased, approximately 1,400 square meters, used as a research and development center

14	Hoevelaken, Netherlands	Owned, approximately 3,080 square meters, used for office and warehousing

No.	Location	General Character and Use of Property

15	Sundbyberg, Stockholm, Sweden	Leased, approximately 1,000 square meters, used for research and development, sales storage and other daily operations

16	Mahwah, New Jersey	Owned, approximately 12,000 square meters, used as a Patient Monitoring and Technology Services headquarters and the manufacturing, research and development and warehousing of patient monitoring devices

17	Miami, Florida	Owned, approximately 1,200 square meters, used for research and development, sales support and client training

18	Seattle, Washington	Leased, used for research and development, sales support and other daily operations

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From our main engineering and manufacturing base in China and through our worldwide distributor and direct sales networks, we supply internationally a broad range of products across our three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.

Our overall net revenues increased from $634.2 million in 2009 to $704.3 million in 2010 and to $880.7 million in 2011. Our net income increased from $139.2 million in 2009 to $155.5 million in 2010 and to $166.6 million in 2011.

Geographically, our net revenues generated outside China increased from $341.6 million in 2009 to $410.9 million in 2010 and to $506.4 million in 2011, representing an increase as a percentage of total net revenues from 53.9% in 2009 to 58.3% in 2010 and a decrease to 57.5% in 2011. The increase in 2010 in dollar terms and as a percentage of total net revenues primarily reflected growth in our distribution sales outside of China as well as our lower tender sales in China in 2010. In 2011, the increase in dollar terms and stabilization as a percentage of total net revenues reflected our continuing growth in our distribution sales, both outside and within China.

We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 1,800 distributors and approximately 1,700 sales and sales support personnel (including services) covering the China region as of December 31, 2011. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.

Outside of China, we sell our products through more than 1,500 third party distributors and our sales force of approximately 900 personnel (including services) covering regions outside of China as of December 31, 2011. We intend to continue investing in international sales channels, including the localization of sales staff in international offices. We believe that the localization of sales staff in international offices improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products. We also intend to continue to expand our direct sales in international markets, particularly in North America and Western Europe.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2009, 2010, and 2011. We currently have research and development facilities located in Shenzhen, Beijing, and Nanjing, Xi’an and Chengdu, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, and Stockholm, Sweden. We are in the process of establishing a new research and development facility in Miami, Florida, and plan to open another research and development facility in Shanghai, China, in 2012. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2011, we had more than 1,700 engineers and other research and development personnel in multiple research and development centers in China, the U.S. and Sweden. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

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

Revenues

Our customer base is widely dispersed on a geographic basis, with sales into more than 190 countries. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) anticipated increases in government healthcare spending, particularly directed at county-level hospitals; (ii) the growing private market for healthcare, driven by increasing wealth; (iii) the increasing availability of health insurance and medical insurance reimbursement due to government initiatives; and (iv) benefits and efficiencies from the implementation of our sales reinforcement program. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long-term, we anticipate that net revenues from sales outside of China, particularly in developing markets such as Latin and South America, will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market. We also anticipate that our growth in areas such as Europe and North America will increase, and the effects of the global economic downturn, currency fluctuations and uncertainty surrounding potential United States healthcare reforms will stabilize.

For our sales in China, we present revenues net of value-added tax, or VAT. Pursuant to a PRC government policy, “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises”, we receive a VAT refund arising from the sale of embedded software in our devices. Although there has been no indication of an intention on the part of the PRC government to discontinue this policy, the PRC government may or may not choose to renew such policy in the future. The amount of the VAT refund included in revenues was $24.8 million, $17.7 million and $21.5 million for the years ended December 31, 2009, 2010, and 2011, respectively.

Our customer base is also widely dispersed on a net revenues basis. In each of 2009, 2010, and 2011, no single customer accounted for more than 10% of our total net revenues.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. These business segments accounted for 43.9%, 25.2% and 25.2% of our total net revenues in 2011, respectively. We also have a business segment called “others” which includes primarily services revenues and occasional revenues from contract research and development projects and other non-recurring revenue.

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

In-vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic (IVD) products segment from diagnostic laboratory instruments and related reagents sales. Our current IVD products portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. Our IVD product line has a very large market despite potentially limited product offerings. We anticipate continued IVD product revenue growth as we plan to invest significantly in and further penetrate this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in both of these categories. Consumable liquid reagents must be used each time an analysis is performed, generating a recurring revenue stream. Diagnostic laboratory reagent sales accounted for 29.5% of the segment’s 2011 net revenues, up from 26.4% in 2010. Reagent sales will increase in connection with increases in our IVD sales. Reagent sales are generally at a higher margin and provide a consistent revenue stream. We expect reagent sales to increase in real and percentage terms as we build a sufficient concentration in our installed base of analyzers, coupled with more effective marketing methods for our reagents.

Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products, our MRI system and related accessories. Although we have successfully penetrated the ultrasound market in the past, the addressable markets for our product lines are still limited. We anticipate our future development in advanced ultrasound and other imaging modality coupled with further successes in penetrating the United States and other developed markets for ultrasound systems will help us improve our sales within this segment in both the near and long-term.

Others. We primarily derive revenues for our others segment from after-sales services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be lumpy in nature. We expect our others segment may not follow the same growth rate as our primary segments. Our others segment accounted for 5.7% of our total net revenue in 2011.

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

In any period, several factors will impact our net revenues, including:

•	global economic conditions;

•	new and potentially increased competition;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new product introductions by us and our competitors;

•	component and raw material costs and our resulting manufacturing efficiency;

•	exchange rate fluctuations;

•	government tender sales in China;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit and financing for our customers;

•	sales seasonality;

•	key governments and major group purchasing organizations tender criteria changes, policy changes, review process changes, and execution timing changes;

•	government tax policy changes;

•	healthcare-related policies and healthcare reform that could lead to curtailed capital investments, or changes in healthcare insurance policies, particularly in China and the United States; and

•	regulatory actions, such as those approving or denying products or product lines.

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

Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, our pricing strategies, and establishment of our after-sales services support in different markets. See “— Comparison of Years Ended December 31, 2010 and December 31, 2011 — Gross Profit and Gross Margin” and “— Comparison of Years Ended December 31, 2009 and December 31, 2010 — Gross Profit and Gross Margin.”

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

The urban construction and maintenance tax and education surcharge introduced in December 2010 has also increased our overall cost of revenues. In 2011, the urban construction and maintenance tax and education surcharge accounted for 0.9% of our cost of revenues as a percentage of total net revenues.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2009 and 2011, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing complementary goods that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, in 2009 we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.

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

Selling Expenses

Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, contracted installation and maintenance services, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.

In China, we primarily sell our products to distributors. Consequently, our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we also seek to expand our coverage and build brand recognition by establishing key-account sales channels, increasing marketing activities, and improving on our sales reinforcement program client-relationship management system, which may increase our selling expenses.

We expect that certain components of our selling expenses as a percentage of total net revenues will also increase as we develop our sales reinforcement program and utilize our client-relationship management system and invest in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, we anticipate that general and administrative expenses will stabilize as a percentage of net revenues.

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

Realignment Costs-Post Acquisition

Realignment costs-post acquisition, are primarily personnel-related costs associated with a strategic realignment of various business functions as part of our integration process after the Datascope acquisition. This realignment includes the migration of some manufacturing and assembly from Mahwah, New Jersey to Shenzhen, China, reorganization of our global research and development team, and the streamlining of certain support functions. The realignment effort in relation to the Datascope acquisition was generally completed by the end of 2010, and we do not anticipate future realignment costs in connection with the Datascope acquisition.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. We began an employee share-based compensation structure beginning in 2010 to provide an annual award to our employees based on their achievements in the prior year, instead of setting performance conditions. Accordingly, these awards have a three year service-only vesting condition after the initial grant.

We incurred $10.2 million, $7.3 million and $12.4 million in employee share-based compensation expenses in 2009, 2010, and 2011, respectively.

The table below shows the effect of the 2009, 2010 and 2011 share-based compensation charges on our operating expense line items:

	For the Year Ended December 31,
	2009	2010	2011
	(In thousands)
Cost of revenues	$467	$320	$762
Selling expenses	3,406	2,569	4,429
General and administrative expenses	3,318	1,591	3,118
Research and development expenses	3,047	2,800	4,059

Other Income (Expense)

Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, consists primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any. Interest income represents interest income derived from cash deposits, deposits on restricted cash, short-term investments and restricted investments. We also record interest expenses, which consist primarily of interest expense on our loan facilities. We also may include income or expenses not related to our normal operations. For example, in 2009, we included in other income a one-time payment by Beckman Coulter Inc. in relation to the cancelation of a cooperation contract.

Taxes and Incentives

Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

In March 2007, China passed the China Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law establishes a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises.” Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010, with a valid period of three years starting from 2010 to 2012. Shenzhen Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. Beijing Mindray obtained a qualification certificate of New and Hi-Tech Enterprise status on December 24, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to annual review by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Nationwide Key Software Enterprise status is granted on an annual basis by the relevant government authority in China. Shenzhen Mindray has applied for the “Nationwide Key Software Enterprise” status for year 2011 from the relevant government authorities. Shenzhen Mindray may not be granted this status for any future years.

Beijing Mindray was entitled to a term tax holiday under the phase-out rules under the New EIT Law which provided a 50% tax reduction from 2008 to 2010. Another of our PRC subsidiaries, Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009, and is entitled to a 50% tax reduction from 2010 to 2012.

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

Shenzhen Mindray has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. The amount of VAT refunds included in revenue in 2010 and 2011 was $17.7 million and $21.5 million, respectively.

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

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Years Ended December 31,
	2009	2010	2011
	(In thousands, except for share and per share data)
Net revenues	$634,183	$704,309	$880,743
Cost of revenues(a)	(280,319)	(303,334)	(394,302)

Gross profit	353,864	400,975	486,441
Operating expenses:
Selling expenses(a)	(106,142)	(122,960)	(167,049)
General and administrative expenses(a)	(47,512)	(61,193)	(70,330)
Research and development expenses(a)	(58,383)	(60,316)	(82,024)
Realignment costs — post acquisition	(1,215)	(919)	—

Operating income	140,612	155,587	167,038
Other income, net	25,525	8,835	3,108
Interest income	6,574	11,575	20,816
Interest expense	(4,759)	(2,900)	(1,390)

Income before income taxes and non-controlling interests	167,952	173,097	189,572
Provision for income taxes	(28,764)	(17,631)	(22,647)

Net income	$139,188	$155,466	$166,925
Less: Net income attributable to non-controlling interests	—	—	(296)

Net income attributable to the Company	$139,188	$155,466	$166,629

Basic earnings per share	$1.28	$1.37	$1.45

Diluted earnings per share	$1.23	$1.32	$1.41

Shares used in computation of:
Basic earnings per share	108,567,305	113,638,024	115,254,095

Diluted earnings per share	113,025,775	117,581,196	118,449,851

Note (a):

	Years Ended December 31,
	2009	2010	2011
	(In thousands)
Share-based compensation charges incurred during the years related to:
Cost of revenues	$467	$320	$762
Selling expenses	3,406	2,569	4,429
General and administrative expenses	3,318	1,591	3,118
Research and development expenses	3,047	2,800	4,059

Comparison of Years Ended December 31, 2010 and December 31, 2011

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2010 and 2011:

	2010		2011
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total

	(Dollars in thousand, unless otherwise stated)
Geographic Data:
China	$293,435	41.7%	$374,312	42.5%
Other Asia	45,349	6.4	63,450	7.2
Europe	87,720	12.5	91,046	10.3
North America	116,826	16.6	138,348	15.7
Latin America	78,719	11.2	95,247	10.8
Others	82,260	11.6	118,340	13.5

Total net revenues	$704,309	100.0%	$880,743	100.0%

Segment Data:
Patient monitoring and life support products	$316,223	44.9%	$386,692	43.9%
In-vitro diagnostic products	175,245	24.9	222,270	25.2
Medical imaging systems	173,170	24.6	221,603	25.2
Others	39,670	5.6	50,178	5.7

Total net segment revenues	$704,309	100.0%	$880,743	100.0%

Our total net revenues increased by $176.4 million, or 25.1% from $704.3 million in 2010 to $880.7 million in 2011. This increase primarily reflects revenue growth in our China based operations due to increased government healthcare spending, supported by efficiencies produced by the implementation of our sales reinforcement program to facilitate sales channel management in China. Revenues from international markets also increased as a result of local market expansion in certain developing countries and market share gains in the North America region.

On a geographical basis, net revenues generated in China increased by $80.9 million, or 27.6%, from $293.4 million in 2010 to $374.3 million in 2011. This increase primarily reflects the growth of the China market due to increased government healthcare spending, particularly directed at county-level hospitals, supported by efficiencies produced by the implementation of our sales reinforcement program. As a percentage of total net revenues, net revenues generated in China increased from 41.7% in 2010 to 42.5% in 2011.

Net revenues generated outside of China increased by $95.6 million, or 23.3% from $410.9 million in 2010 to $506.4 million in 2011. This increase primarily reflects increased revenues from sales from our North America, Latin America and Other Asia regions. In the North America region, we benefited from continued broadening of our patient monitoring product offerings, which allowed us to address more precisely our customers’ specific needs and helped us to grow our business. In addition, revenues from sales of medical imaging systems continued to increase as a result of stronger brand penetration driven by our North America direct sales team efforts. International markets outside North America continued to grow and increases in revenues were driven by greater numbers of localized sales personnel and increased sales and marketing efforts, which resulted in increase in our brand awareness. As a percentage of total net revenues, net revenues generated outside of China decreased from 58.3% in 2010 to 57.5% in 2011.

Each of our business segments experienced net revenues growth in 2011. Net revenues in our patient monitoring and life support products segment increased by $70.5 million, or 22.3%, from $316.2 million in 2010 to $386.7 million in 2011. This growth resulted primarily from an increase in sales of our patient monitor, surgical and anesthesia equipment.

Net revenues in our in-vitro diagnostic products segment increased by $47.0 million, or 26.8%, from $175.2 million in 2010 to $222.3 million in 2011. This increase primarily reflects the continued expansion of our equipment installation base, which provides a base for reagent sales growth. Reagent sales increased from 26.4% of total in-vitro diagnostic product sales in 2010 to 29.5% in 2011.

Net revenues in our medical imaging systems business segment increased by $48.4 million, or 28.0%, from $173.2 million in 2010 to $221.6 million in 2011. The increase in 2011 primarily resulted from an increase in sales of our color ultrasound products in both developed and developing countries.

Net revenues from others increased from $39.7 million in 2010 to $50.2 million in 2011. This growth resulted primarily from increase in revenue derived from after-sales services, primarily in China and developing markets.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues increased from 43.1% in 2010 to 44.8% in 2011. This increase was attributable primarily to charges from the urban construction and maintenance tax and education surcharge, which represented approximately 0.9% of our total cost of revenues as a percentage of total net revenues.

Patient Monitoring and Life Support Devices

Cost of revenues as a percentage of total net revenues increased from 43.1% in 2010 to 45.1% in 2011. The increase in 2011 was primarily attributable to the charges from the urban construction and maintenance tax and education surcharge. The increase was also due to a shift in our product mix with the introduction of new life support devices and surgical products, which generally carry higher production costs in the first few years of production.

In-vitro Diagnostic Products

Cost of revenues as a percentage of total net revenues increased from 40.3% in 2010 to 44.2% in 2011. The increase in 2011 was mainly attributable to the charges from the urban construction and maintenance tax and education surcharge. The increase was also due to a shift in product mix towards low-end equipment that generally sold at competitive pricing, partially offset by higher volumes of reagent sales, which have lower overall cost of revenues compared to equipment sales. Reagent sales increased from 26.4% of total in-vitro diagnostic sales in 2010 to 29.5% in 2011.

Medical Imaging Systems

Cost of revenues as a percentage of total net revenues increased from 33.0% in 2010 to 34.8% in 2011. The increase in cost of revenues as a percentage of net revenues in 2011 was primarily due to the charges from the urban construction and maintenance tax and education surcharge.

Gross Profit and Gross Margin

Total gross profit increased by $85.5 million, or 21.3%, from $401.0 million in 2010 to $486.4 million in 2011. Our consolidated gross margin was 56.9% in 2010 and 55.2% in 2011 as a result of the foregoing.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses, research and development expenses. Operating expenses, as a percentage of total net revenue, increased from 34.9% in 2010 to 36.3% in 2011. The increase was primarily attributable to salaries and other costs associated with our headcount in China, the implementation of our client-relationship management systems and operating our business with an increasing number of localized staff internationally and in more developed countries, particularly those areas where we maintain a direct sales force. Our operating expenses increased by $74.0 million, or 30.2%, from $245.4 million in 2010 to $319.4 million in 2011.

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 17.5% in 2010 to 19.0% in 2011. Our selling expenses increased by $44.1 million, or 35.9% from $123.0 million in 2010 to $167.0 million in 2011. The increase as a percentage of total net revenues from 2010 to 2011 was primarily attributable to the following:

•	increases in salaries and bonus payments resulting primarily from a growing sales headcount in our China and international sales teams;

•	investment in our sales reinforcement program client-relationship management systems;

•	increase in travel, marketing and training expenses, particularly in China;

•	localizing our indirect sales management in overseas markets; and

•	international expansion in developed and developing countries, which tends to be more expensive.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, decreased from 8.7% in 2010 to 8.0% in 2011. The decrease was primarily attributable to our stringent cost control measures and an improvement in our economies of scale.

Our general and administrative expenses increased from $61.2 million in 2010 to $70.3 million in 2011. This increase was mainly attributable to salaries and related compensation expenses and exchange loss as a result of the appreciation of Renminbi against the U.S. dollar and Euro.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 8.6% in 2010 and 9.3% in 2011. Our research and development expenses increased by $21.7 million, or 36.0%, from $60.3 million in 2010 to $82.0 million in 2011. This increase was primarily attributable to headcount adjustments and salary increases due to the appreciation of the Renminbi.

Other Income (Expense)

We had other income, net, of $8.8 million in 2010 and $3.1 million in 2011. A majority of other income in 2011 was related to government subsidies received for the development of high-tech products and the execution of research projects. In 2010, we also recorded an adjustment of withholding tax provision of $3.0 million due to the change in applicable tax rate resulting from the restructuring of investments between certain group companies. We also had $20.8 million in interest income in 2011, mainly from our short-term investments.

We had interest expenses of $2.9 million in 2010 and $1.4 million in 2011. In March 2010 we repaid the $110.0 million bank loan relating to our acquisition of Datascope, resulting in the decrease in 2011.

Provision for Income Taxes

Provision for income taxes increased from $17.6 million in 2010 to $22.6 million in 2011. Our overall effective tax rate was 10.2% and 11.9% in 2010 and 2011, respectively. The increase in overall effective tax rate was partly due to increase in share based compensation expense which is generally not tax deductible. In addition, in 2011, we recorded a write-back of $7.6 million income tax provision in relation to us receiving the “Nationwide Key Software Enterprise” status for 2010. In 2010, we recorded a write-back of income tax provision for receiving the same status for 2009 and the amount was $8.6 million.

Net Income

As a result of the foregoing, net income increased from $155.5 million in 2010 to $166.6 million in 2011, while net margin decreased from 22.1% in 2010 to 18.9% in 2011.

Comparison of Years Ended December 31, 2009 and December 31, 2010

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2009 and 2010:

	2009		2010
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total
	(Dollars in thousand, unless otherwise stated)
Geographic Data:
China	$292,607	46.1%	$293,435	41.7%
Other Asia	41,998	6.6	45,349	6.4
Europe	75,574	11.9	87,720	12.5
North America(1)	107,455	16.9	116,826	16.6
Latin America	56,561	8.9	78,719	11.2
Others	59,988	9.6	82,260	11.6

Total net revenues	$634,183	100.0%	$704,309	100.0%

Segment Data:
Patient monitoring and life support products	$278,082	43.9%	$316,223	44.9%
In-vitro diagnostic products	155,406	24.5	175,245	24.9
Medical imaging systems	162,470	25.6	173,170	24.6
Others(1)	38,225	6.0	39,670	5.6

Total net segment revenues	$634,183	100.0%	$704,309	100.0%

(1)	Includes R&D income of $1,747 and Nil for year 2009 and 2010, respectively.

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

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.2% in 2009 and 8.6% in 2010. This improvement is due primarily to more effective utilization of our engineering resources in Mahwah, New Jersey. Our research and development expenses increased by $1.9 million, or 3.3%, from $58.4 million in 2009 to $60.3 million in 2010. This increase was primarily attributable to headcount adjustments and salary increases and expenses related to expansion into two new research and development facilities in Xi’an and Chengdu, China.

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

Net Income

As a result of the foregoing, net income increased from $139.2 million in 2009 to $155.5 million in 2010, while net margin increased from 21.9% in 2009 to 22.1% in 2010.

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

Allowance for Doubtful Accounts

We generally require domestic customers to make a deposit prior to shipment and we generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and we extend credit to most of our direct customers and select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts balance as of December 31, 2010 and 2011 were, $7.8 million and $7.8 million, respectively. Additional allowances may be required as we extend additional credit to domestic distributors and qualified international direct customers and distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Write Down of Inventories

We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market value using the standard cost basis that approximates the weighted average cost method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional write downs for obsolete or slow-moving inventory. We record such adjustments to cost of revenues in the period the condition exists.

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

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 17.1% in 2009, 10.2% in 2010 and 11.9% in 2011.

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

Valuation of Share-Based Compensation

We account for share-based compensation to our employees based on the fair value of the share options at grant date. This approach requires us to make assumptions on variables such as share price volatility, expected terms of options and discount rates. Our share-based compensation arrangement includes a performance condition that affects vesting. We estimate the probability of the employees meeting the performance condition that affect the vesting amount. Changes in these assumptions and our estimates of the probability could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

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

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities. This amendment eliminates exceptions of the previously issued pronouncement related to consolidation of qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This accounting standard also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the provisions of the previously issued pronouncement. This accounting standard is effective for our fiscal year beginning January 1, 2010. We adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on our consolidated financial statements.

In August 2009, the FASB issued an amendment to the fair value measurement and disclosures of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure the fair value using (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (2) another valuation technique that is consistent with the principles of fair value measurement. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. In addition, both a quoted price in an active market for the identical liability at measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The provisions of this amendment are effective for the first reporting period (including interim periods) beginning after August 28, 2009. Early application is permitted. We adopted this amendment at the beginning of its fiscal year 2010, and the adoption does not have significant impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168, subsequently coded ASC 105, Generally Accepted Accounting Principles. ASC 105 replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied to non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. ASC 105 is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC 105 does not have a significant effect on our results or financial position.

Recent Accounting Pronouncements

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company adopted the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company adopted this update in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an accounting standards update on presentation of comprehensive income. This update addresses that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The updates do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued an amendment to indefinitely defer one of the requirements contained in its June 2011 final standard. That requirement called for reclassification adjustments from accumulated other comprehensive income to be measured and presented by income statement line item in net income and also in other comprehensive income. The updates and related deferral are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Full retrospective application is required. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued an accounting standards update on testing goodwill for impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing both public and nonpublic entities with the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard allows an entity first to assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. An entity is required to perform step one only if the entity concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount (that is, a likelihood of more than 50%). This is different than the current guidance, which requires entities to perform step one of the test, at least annually, by calculating and comparing the fair value of a reporting unit to its carrying amount. The revised standard does not change existing guidance on: 1) when to test goodwill for impairment. Goodwill will continue to be tested for impairment on an annual basis and between annual tests (“interim tests”) in certain circumstances; 2) for other instances that require an entity to calculate the fair value of a reporting unit. Further, the revised standard does not affect the measurement of impairment loss under step two of the goodwill impairment test. Impairment losses will continue to be recognized to the extent that the carrying amount of a reporting unit’s goodwill exceeds its implied fair value. The implied fair value of goodwill is determined in the way that it would be determined in a business combination. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt the revised standard even if its annual test date is before September 15, 2011 (the date on which the revised standard was issued), provided that the entity has not yet issued its financial statements for the period that includes its annual test date. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

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

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Cash and cash equivalents	$204,228	$137,502	$124,311
Net cash generated from operating activities	172,250	147,696	192,404
Net cash used in investing activities	(68,136)	(187,372)	(258,279)
Net cash generated from/(used in) financing activities	3,651	(31,044)	48,635

Operating Activities

Net cash generated from operating activities was $172.3 million in 2009, $147.7 million in 2010 and $192.4 million in 2011. This increase in 2011 as compared to 2010 was mainly attributable to:

•

A net positive change in working capital as a result of additional cash received in connection with the software VAT refund for 2010 of approximately $17.0 million and more promptly receiving the software VAT refund for 2011;

•	An increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization and share based compensation; and

•	Increases in interest income as a result of an increase in short-term investments and the reduction of interest expense as a result of a reduction in average borrowings.

Our inventory turnover days were 74, 82 and 78 days in 2009, 2010, and 2011, respectively. The increase from 2009 to 2010 represented an overall increase in inventory carrying value resulting from our expanded product portfolio. The decrease from 2010 to 2011 represented an overall improvement in inventory and supply chain management in both our China and international operations. The carrying value of our inventories increased as a result of our expanded product portfolio.

Our accounts receivable turnover days were 53, 59 and 66 days in 2009, 2010, and 2011, respectively. This increase was primarily due to the growth of our international business. Our international customers generally have longer credit terms than our China-based customers.

Our average accounts payable turnover days were 43, 45 and 44 days in 2009, 2010, and 2011, respectively.

Our inventory, accounts receivable and accounts payable turnover days reported above for 2009, 2010 and 2011 were calculated based on the average of the beginning and ending balances of the fourth quarter.

Investing Activities

Investing activities primarily include acquisitions, restricted cash, third party loans, short-term investments and purchases of property, plant and equipment, and intangible assets. Net cash used in investing activities was $68.1 million, $187.4 million and $258.3 million in 2009, 2010, and 2011, respectively. In 2009, the investing activities represent mainly investment in construction of the new research and development and administrative facility and maintenance of our manufacturing facilities in Shenzhen, PRC. In 2010, the investing activities represent mainly increases in short-term investments of $195.1 million, partially offset by the release of restricted cash of $76.3 million. In 2011, the investing activities represent mainly increases in short-term investments of approximately $163.8 million, payments for purchase of land use rights for our new research and development facilities, purchase of trademarks and acquisition of medical device companies.

Financing Activities

Cash used in financing activities typically includes regular of dividend payments, which totaled $21.6 million, $22.8 million and $34.5 million in 2009, 2010, and 2011, respectively, and proceeds from option exercises, which totaled $13.2 million, $11.2 million and $7.1 million in 2009, 2010, and 2011, respectively. The net cash generated from financing activities in 2011 represents the net result of:

•	Proceeds of $85.4 million from bank loans;

•	Payment of $10.2 million for share repurchases;

•	Payment of dividends; and

•	Proceeds from options exercised.

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

In April 2010, a bank loan of $54.1 million due to Bank of China was due for repayment and we had repaid the loan with the related secured fixed deposit and the interest income earned.

On April 26, 2011, we entered into a two-year term loan for an amount of $35.0 million to finance our 2011 dividend payment. The loan bears an interest at a rate of 2.1% per annum over LIBOR.

On July 18, 2011, we entered into a one-year revolving credit facility for an amount of $50.0 million to finance the working capital requirements of our facilities in Mahwah, New Jersey. Interest is charged at 1.8% per annum over LIBOR. The $50.0 million was fully drawn on July 22, 2011.

We maintain working capital facilities with various banks in the PRC. As of December 31, 2011, we applied $7.0 million of our credit facilities towards issuance of letters of credit used as payments to our suppliers and also security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable”. As of December 31, 2011, the total borrowing capacity under these working capital facilities was $95.0 million, of which $29.0 million was available.

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

Capital Expenditures

Our capital expenditures totaled $56.4 million, $65.7 million and $89.9 million in 2009, 2010, and 2011, respectively. Our capital expenditures consisted primarily of the purchases of and advances for property, plant and equipment and land use rights. In 2011, we and certain Datascope entities agreed that we would acquire all rights, title and interest in certain trademarks, service marks and other names in exchange for a one-time payment to Datascope of $7.0 million and the grant to Datascope of an exclusive 20-year limited license of certain of such trademarks, service marks and other names. In 2012, we anticipate additional investment to develop our research and development facilities in Miami, Florida and Shanghai, China, as well as further develop our research and development centers in Xi’an and Chengdu, China.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2009 and 2011, our spending on research and development remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2011, our research and development team consisted of more than 1,700 engineers and other research and development personnel, representing more than one-fourth of our employees worldwide.

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

If we deem a new product to be commercially feasible, our research and development team will work closely with our manufacturing team to move production forward. This integrated approach allows us to identify potential difficulties in commercializing our product or product improvement. Furthermore, it also enables us to make adjustments as necessary and develop cost-efficient manufacturing processes prior to mass production. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market 33 new products that appeal to a wide range of end-users.

In addition to new product development and improvements to existing products, our research and development team focuses on manufacturing and assembly process improvements to control and improve costs.

We currently have research and development centers located in Shenzhen, Beijing, and Nanjing, Xi’an and Chengdu, China. We also maintain research and development centers in United States, including those located in Seattle, Washington and Mahwah, New Jersey. We also maintain research and development centers in Stockholm, Sweden. We are in the process of establishing a new research and development facility in Miami, Florida, and plan to open an additional research and development facility in Shanghai, China, in 2012. The location of our research and development centers in Beijing, Nanjing, Xi’an and Chengdu allow us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. The research and development office in Seattle, Washington focuses on more advanced medical device technologies. The research and development facilities in New Jersey and Sweden were acquired in the acquisition of Datascope’s patient monitoring business.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2011 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

In the fourth quarter of 2011, we entered into forward contracts to reduce our foreign currency exposure against the U.S. dollar and the Euro. Except for the above, we do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or other foreign currency contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

F.	Tabular Disclosure of Contractual Obligations.

A summary of our contractual obligations at December 31, 2011 is as follows:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(Dollars in thousands, unless otherwise stated)
Capital commitments	$23,354	$—	$—	$—	$23,354
Operating leases(1)	9,281	11,381	6,697	3,619	30,978
Notes payable	7,013	—	—	—	7,013

Total	$39,648	$11,381	$6,697	$3,619	$61,345

(1)	Operating leases are for office premises and our assembly and manufacturing facility.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of April 27, 2012:

Name	Age	Position
Xu Hang	49	Chairman and Co-Chief Executive Officer
Li Xiting	60	Director, President and Co-Chief Executive Officer
Cheng Minghe	50	Chief Strategic Officer
Liu Jie(1)	43	Chief Operating Officer
Alex Lung(2)	40	Chief Financial Officer
Fannie Lin Fan(3)	40	Group General Counsel; Secretary of Board of Directors
David Gibson	43	President of Mindray DS USA Inc
Ronald Ede(4)	53	Director
Joyce I-Yin Hsu	37	Director
Chen Qingtai	74	Director
Kern Lim	41	Director
Peter Wan	59	Director
Wu Qiyao	75	Director

Audit Committee:	Compensation Committee:	Corporate Governance and Nominations Committee:	Transactions Committee:
Chen Qingtai Kern Lim Peter Wan	Joyce I-Ying Hsu Kern Lim Peter Wan	Joyce I-Yin Hsu Kern Lim Peter Wan	Xu Hang Li Xiting Liu Jie Ronald Ede Joyce I-Yin Hsu

(1)	In addition to continuing to serve as the Chief Operating Officer, Mr. Liu Jie served as the Chief Financial Officer from May 1, 2011 to August 9, 2011.
(2)	Mr. Alex Lung assumed the position of Chief Financial Officer effective August 10, 2011.
(3)	Ms. Fannie Lin Fan assumed the position of Group General Counsel and Secretary of Board of Directors effective June 2011.
(4)	Mr. Ronald Ede served as the Chief Financial Officer until April 30, 2011.

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

Liu Jie has served as our chief operating officer since August 2008. Previously, Mr. Liu has served as our chief financial officer from May 2011 to August 2011 and our executive vice president of international sales and marketing since 2007 and vice president of international sales and marketing since 2005. Prior to joining Mindray, Mr. Liu worked in sales, marketing and product management roles with Hewlett-Packard and Johnson and Johnson. He holds an MBA degree from the Ross School of Business, University of Michigan, and an M.S. degree from the Chinese Academy of Sciences, and a bachelor’s degree in Engineering from Zhejiang University.

Alex Lung has served as our chief financial officer since August 2011 and as our deputy chief financial officer from March 2011 to August 2011. From June 2009 to March 2011, he served as our group finance director. Previously, he served as a corporate controller of ASAT Holdings Limited and as a finance manager of Clipsal Asia Holdings Limited, a subsidiary of Schneider Electric. Mr. Lung has 10 years of professional experience at KPMG engaged in auditing, corporate finance and management consulting. Mr. Lung received his bachelor’s degree in Mechanical Engineering from Imperial College, London, United Kingdom. He is also an associate member of City & Guilds and a fellow member of the UK Association of Chartered Certified Accountant.

Fannie Lin Fan has served as our group general counsel and secretary of board of directors since June 2011. From 2007 to 2011, she worked for Jones Day and Sidley Austin in Hong Kong. From 2005 to 2007, she practiced at Bernstein, Shur, Sawyer & Nelson in the United States. She also completed a judicial internship for the Honorable Judge Donald C. Pogue at the United States Court of International Trade in 2003 and a summer law clerkship at Vermont Department of Banking, Insurance, Securities and Healthcare Administration in 2004. Ms. Fan obtained her Juris Doctor degree from the University of Connecticut School of Law, her Master of Business Administration degree from Arizona State University and her Bachelor of Arts degree from Shanghai Maritime University.

David Gibson has served as president of Mindray DS USA Inc. since May 2008. From 2005 to May 2008 Mr. Gibson was president of the patient monitoring division of Datascope Corp., and from 2003 to 2004, was vice president of service and interim vice president of research and development for patient monitoring. From 1996 to 2002, he served as vice president of repair operations, and regional service manager at General Electric Systems. Prior to that, Mr. Gibson served for six years as a U.S. Navy officer on a nuclear submarine. He holds a bachelor of science degree in electrical engineering from University of Florida and a master of business administration from Brenau University.

Ronald Ede has served as our director since September 2006. He has served as the Chief Financial Officer of Biosensors International Group, a listed company on the Singapore Exchange, since May 2011. From June 2008 to April 2011, he held various senior management positions at Mindray, including chief financial officer from May 2009 to April 2011 and group vice president of international operations from June 2008 to April 2011. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. Prior to joining Mindray, from 2004 until June 2008, he served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a marketing director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director in Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.

Joyce I-Yin Hsu has served as our director since 2006. Ms. Hsu also served as our chief financial officer from February 2006 to April 2009. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her bachelor of science degree in business administration from the University of California at Berkeley.

Chen Qingtai has served as our director since 2006. Mr. Chen also serves as a director of China Minmetals Corporation Limited and as a director of Hollysys Automation Technologies Corporation Limited. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1984 until 1992. From 1991 to 1992, he served as a director of Shenlong Automobile Limited. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. From 1998 to 2008, he served as a commissioner and a standing member of National Committee of the Chinese People’s Political Consultative Conference, deputy director of Economic Committee. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. From 2000 to 2008, he was dean of the School of Public Policy and Management at Tsinghua University. From 2004 to 2011, he served as an independent director of Bank of Communications Co., Ltd.

Peter Wan has served as our director since September 2008. Mr Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firms. He is a fellow of the Hong Kong Institute of Certified public Accountants, the UK Association of Chartered Certified Accountants, and the Hong Kong Institute of Directors. Mr Wan is currently an independent director and the chairman of the audit committee of RDA Microelectronics, Inc., a NASDAQ listed company. He is also an independent non-executive director and chairman/member of the audit committee of several companies listed in the Hong Kong Stock Exchange, namely, China Resources Land Limited, Dalian Port Company limited, Fairwood Holdings Limited, Greater China Professional Services Limited and Huaneng Renewables Corporation Limited. Mr. Wan also served briefly as an independent non-executive director of Real Gold Mining Limited, a company that had been suspended from trading on the Hong Kong Stock Exchange prior to him joining it in 2011. He serves as a director and/or committee member of several private companies, as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the Executive Director, CFO and Chief Operations Officer (COO) of VSC Holdings Limited, a Hong Kong listed company, and is also a Singapore certified public accountant. From 2008 to 2009 Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, and from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also serves as a director and member of the audit committee of RDA Microelectronics Ltd, a NASDAQ listed company, and as a director and member of the audit committee of Dapai International, a Singapore public company. In 2010, Mr. Lim was accepted as Fellow Member of the Hong Kong Institute of Directors and also as Full Member of the Singapore Institute of Directors. Mr. Lim is GreenBelt Certified and BlackBelt Trained in 6 Sigma Discipline and graduated from the GE Experienced Finance Leadership Program in the General Electric Company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1985. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1993. From 2000 to 2007, Mr. Wu served as one of the experts on the National Population and Family Planning Committee. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Since 1998, Mr. Wu has served as a director of Chinese Institute of Electronics, honorary chairman of Life Electronics Branch Institute of the Chinese Institute of Electronics, a director of the China Instrument and Control Society and honorary chairman of Medical Instrument branch Institute of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

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

Compensation of Directors and Executive Officers

In 2011, we paid aggregate cash compensation of approximately $2.1 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officers liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on September 6, 2012.

2006 Employee Share Incentive Plan

Our 2006 Employee Share Incentive Plan was adopted by our board of directors at a meeting in February 2006 and was subsequently amended by our Amended and Restated 2006 Share Incentive Plan by shareholders resolution on September 1, 2006. The Amended and Restated 2006 Employee Share Incentive Plan was amended on November 6, 2009, to increase the amount of awards authorized to be issued to 21,000,000 Class A ordinary shares. The plan was subsequently amended on June 10, 2010 to allow awards of restricted shares or restricted share units. The Amended and Restated 2006 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees.

Options and restricted shares granted under the plan generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option or restricted shareholders, a change in the control of our company, the vesting of options or restricted shares will be accelerated to permit immediate exercise of all options or restricted shares granted to a grantee.

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

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of December 31, 2011, options to purchase 5,316,868 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2011.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share		Date of Grant	Date of Expiration
		(In $)
Xu Hang	600,000	11.00		September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00		September 8, 2006	September 8, 2014
Cheng Minghe	150,000	5.00		February 22, 2006	February 22, 2014
Liu Jie	*	5.00		February 22, 2006	February 22, 2014
	*	20.50		January 23, 2007†	January 21, 2015
	*	20.50		October 12, 2007†	October 12, 2015
	*	0.00	(RSU)	February 15, 2011	February 15, 2018
Alex Lung	*	29.30		August 6, 2009	August 6, 2017
	*	0.00	(RSU)	August 17, 2010	August 17, 2018
	*	0.00	(RSU)	February 15, 2011	February 15, 2018
	*	0.00	(RSU)	September 9, 2011	September 9, 2018
Fannie Lin Fan	*	0.00	(RSU)	September 9, 2011	September 9, 2018
David Gibson	*	20.50		May 15, 2008†	May 15, 2016
	*	0.00	(RSU)	August 17, 2010	August 17, 2018
Ronald Ede	*	11.00		September 8, 2006	September 8, 2014
	*	20.50		May 15, 2008†	May 15, 2016
Joyce I-Yin Hsu	*	5.00		February 22, 2006	February 22, 2014
	*	29.30		August 6, 2009	August 6, 2017
Chen Qingtai	*	11.00		September 8, 2006	September 8, 2014
Wu Qiyao	*	11.00		September 8, 2006	September 8, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with some of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to six months to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days.

Each executive officer that has executed an employment agreement with us has agreed to hold, both during and after his employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Typically, an executive officer that has executed an employment agreement with us has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Xu, Ede and Chen will expire at the 2012 annual meeting of our shareholders, the terms of office of Joyce I-Yin Hsu and Wu Qiyao will expire at the 2013 annual meeting of our shareholders and the terms of Messrs. Li, Wan and Lim will expire at the 2014 annual general meeting of our shareholders.

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

Board Committees

Our board of directors has established an audit committee, a compensation committee, a corporate governance and nominations committee and a transactions committee.

Audit Committee

Our audit committee consists of Messrs. Wan, Lim, and Chen, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Wan is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Our board of directors has determined that each of our audit committee members is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. Our board of directors has additionally determined that Mr. Wan is effectively able to serve on our audit committee despite his membership on the audit committees of more than three public companies, in accordance with NYSE Manual Section 303A.07.

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

Transactions Committee

Our transactions committee consists of Mr. Xu, Mr. Li, Mr. Liu, Mr. Ede, and Ms. Hsu. Ms. Hsu is the chairperson of our transactions committee.

Our transactions committee is responsible for, among other things:

•	reviewing, and providing guidance to management and advising our board of directors on acquisition, investment, financing, joint venture and divestiture strategies;

•	assisting management and advising our board of directors on the identification of acquisition, investment, financing, joint venture and divestiture opportunities;

•	overseeing management and, as applicable, our board of directors’ due diligence process with respect to proposed acquisitions, investments, financings, joint ventures and divestitures;

•	reviewing acquisition, investment, financing, joint venture and divestiture candidates with management, when and as appropriate; and

•	such other matters that are specifically delegated to the transactions committee by our board of directors from time to time.

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

We had approximately 5,800, 6,400 and 6,800 employees worldwide as of December 31, 2009, 2010, and 2011, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2011:

As of December 31, 2011
Manufacturing	1,799
Research and development	1,778
General and administration	562
Marketing and sales (including customer support and service)	2,644

Total	6,783

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. In our U.S. and European operations we participate in various employee benefit plans to comply with relevant regulations and market conditions. The contributions we made to employee benefit plans in 2009, 2010, and 2011 were $5.3 million, $5.8 million and $8.8 million, respectively. Beginning in 2011, we have begun to pay a housing allowance for all employees of our PRC subsidiaries. For Shenzhen Mindray and Nanjing Mindray, the housing allowance is equivalent to 5% of each employee’s base salary.

In addition, we provide a 401(k) plan to our employees in the U.S. which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. Our contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly base salary, whereby the contributions to the plan for the year 2010 and 2011 were $0.9 million and $1.0 million, respectively.

Generally, in our China-based operations, we enter into a five-year standard employment contract with our officers and managers and a five-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with certain officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.

E.	Share Ownership.

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of April 27, 2012, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 117,862,909 ordinary shares outstanding as of March 31, 2012, excluding 387,454 ADSs, representing 387,454 Class A ordinary shares, repurchased by us and taking into consideration options exercisable by such person within 60 days of April 27, 2012.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
Name	Number	Percent	Percent
Directors and Executive Officers
Xu Hang(1)**	14,031,497	11.9%	28.3%
Li Xiting(2)**	14,873,472	12.6%	30.1%
Cheng Minghe(3)**	2,459,938	2.1%	5.0%
Liu Jie	*	*	*
Alex Lung	*	*	*
Fannie Lin Fan	*	*	*
David Gibson	*	*	*
Ronald Ede	*	*	*
Joyce I-Yin Hsu	*	*	*
Chen Qingtai	*	*	*
Kern Lim	*	*	*
Peter Wan	*	*	*
Wu Qiyao	*	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.
(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs and options to purchase Class A ordinary shares. Mr. Xu exercises investment and voting power over the shares held by both New Dragon (No. 12) Investments Limited and New Phoenix Limited. New Dragon and New Phoenix are both Cayman Islands companies each with an address of Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.
(2)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.
(3)	Holdings include Class B ordinary shares, ADSs and options to purchase Class A ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our Chief Strategic Officer, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

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

None.

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

On December 20, 2011, the United States District Court for the Southern District of New York entered an order dismissing a proposed shareholder class action lawsuit filed against us and certain of our officers and directors on July 21, 2011. The complaint had alleged that between January 11, 2010, and August 9, 2010, we made a series of materially false and misleading statements or omissions about our business, operations, and prospects in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.

Dividend Policy

We intend to pay annual cash dividends to our shareholders, while maintaining a balance between shareholder returns and investment in our business and capital structure. Payment of cash dividends, if any, will be at the sole discretion of our board of directors. In April 2012, our board of directors authorized, but did not obligate, us to pay an annual dividend to our shareholders for the next three years, effective as of fiscal year 2012, at a payout ratio of up to 20% to 25% of our annual net income. In determining whether to pay cash dividends, if any, under this policy, our board of directors will consider numerous factors, including our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. Our board of directors may periodically review and modify our dividend policy without prior notice. You are cautioned that our current policy to declare dividends at up to 20-25% of our annual net income is subject to the ultimate discretion of our board of directors, and we give no assurance that we will declare dividends at this ratio, or at all. We can only pay dividends out of profits or other distributable reserves.

In addition, our ability to pay dividends may depend on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, each of our PRC subsidiaries are required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray had previously contributed over 50% of its registered capital to its statutory surplus reserve, and is no longer allocating after-tax profits to the fund. Allocations to these statutory reserves can only be used to offset extraordinary losses and are not distributable to us in the form of loans, advances or cash dividends. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

We paid cash dividends of $21.6 million, $22.8 million and $34.5 million in 2009, 2010, and 2011, respectively. On February 27, 2012, we declared a cash dividend of $0.40 per ordinary share and the total dividend paid was $46.4 million.

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

On February 27, 2012, we declared a cash dividend of $0.40 per ordinary share and the total dividend paid was $46.4 million.

ITEM 9.	THE OFFER AND LISTING.

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low market prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low
2006 (from September 29)	$26.20	$15.55
2007	44.26	22.58
2008	43.61	12.34
2009	34.80	17.15
2010	40.35	25.52
2011	31.21	21.25
Quarterly Highs and Lows
First Quarter 2010	40.35	34.01
Second Quarter 2010	39.39	27.69
Third Quarter 2010	32.50	25.52
Fourth Quarter 2010	31.23	25.55
First Quarter 2011	29.04	25.00
Second Quarter 2011	31.21	25.23
Third Quarter 2011	29.32	21.25
Fourth Quarter 2011	28.26	22.90
First Quarter 2012	34.07	25.77
Second Quarter 2012 (through April 27, 2012)	33.75	32.00
Monthly Highs and Lows
October 2011	27.57	22.90
November 2011	28.26	23.88
December 2011	28.06	24.51
January 2012	30.01	25.77
February 2012	30.73	28.40
March 2012	34.07	30.25
April (through April 27, 2012)	33.75	32.00

On April 27, 2012, the closing sale price of our ADSs as reported on the New York Stock Exchange was $32.88 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Furthermore, this summary does not address any aspect of state, local or non-US tax laws or the alternative minimum tax provisions of the U.S. Internal Revenue Code.

If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND NON-US TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

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

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be “qualified dividend income” that is taxed at a reduced rate, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2011, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2012. However, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2012 or any future taxable year.

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs in the proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding paragraph with respect to the shares of such lower-tier PFICs that you would be deemed to own.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We have listed our ADSs on the New York Stock Exchange and, consequently, provided the ADSs continue to be regularly traded thereon, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

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

Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2011, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and over 50% of our operating expenses were denominated in currencies other than U.S. dollars. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in a decrease of $5.5 million in operating income in 2011.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or Euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the Renminbi against the U.S. dollar or the Euro would have a negative effect on the corresponding U.S. dollar or the Euro amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $0.9 million to our total cash and cash equivalents, $4.8 million to our short term investments and $1.3 million to our accounts receivable.

In the fourth quarter of 2011, we entered into forward contracts to reduce our foreign currency exposure against the U.S. dollar and the Euro.

Interest Rate Risk

As of December 31, 2011, our outstanding short-term and long-term borrowings were $50.5 million and $35.0 million, respectively. In April 2011, we borrowed $35.0 million as a two-year term loan to finance our 2010 dividend payment at an interest rate of 2.1% above the prevailing LIBOR per annum for the selected interest rate period. In July 2011, we entered into a one-year revolving credit facility of $50.0 million to finance working capital requirements at an interest rate of 1.8% over 6-month LIBOR per annum. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR. A 1% increase in the LIBOR will result in an increase of $0.6 million in our interest expense in the coming year.

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010, and 2011, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

D.	American Depositary Shares.

The Bank of New York Mellon, or the depositary, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may refuse to provide delivery of ADSs or deposited shares or provide any distributions until its fees for those services are paid.

As provided in the deposit agreement among us, the depositary, and owners and holders of our ADSs, owners and/or holders of our ADSs may have to pay the following service fees to the depositary:

Fees and Expenses	Service
• $5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Each cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $0.02 (or less) per ADS (or portion thereof)	• Any cash distributed to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $0.02 (or less) per ADS (or portion thereof) per calendar year	• Depositary services

• Registration or Transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares

Expenses of Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the maintenance and administration of the ADR program amounting to $127,000. The depositary has also reimbursed us $3,014,678 for expenses incurred by us from various third party service providers for the year ended December 31, 2011, as follows:

Amount Waived or Paid	Category of Expenses
$1,104,675	Legal Advisory
$934,710	Insurance
$810,000	Current Auditor
$165,293	Business Advisory
$3,014,678	Total

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report, which appears on page F-1 of this annual report.

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

Our board of directors has determined that each remaining member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3 under the Exchange Act. Our board of directors has additionally determined that Mr. Wan is able to effectively serve on our audit committee despite his membership on the audit committees of more than three public companies, in accordance with NYSE Manual Section 303A.07.

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

The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditor, for the periods indicated.

	2010	2011
Audit fees(1)	$2,060,000	$2,287,000
Audit-related fees(2)	$1,110,000	$352,594
All Other fees(3)	$60,500	$270,164

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements and the Sarbanes-Oxley Act.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” “Audit-related fees” in 2011 are related to the review of our quarterly consolidated financial information and performing statutory audits for our overseas subsidiaries. “Audit-related fees” in 2010 involve the review of our quarterly consolidated financial information and the professional services in connection with our public offering in March 2010.
(3)	“All Other fees” means the aggregate fees billed in each of the fiscal years listed for services provided by our principal auditor, other than services reported under “Audit fees” and “Audit-related fees”. The fees for 2011 represent mainly review performed on potential investment targets and the consulting fees for our product development management project. The fees for 2010 represent mainly a review performed on a potential investment target.

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

In November 2011, we began a share repurchase program. Under such share repurchase program, we are authorized, but not obligated, to repurchase up to US$100.0 million of our ADSs pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. In 2011, we repurchased 387,454 ADSs under such share repurchase program for a total consideration of approximately US$10.2 million. Our board of directors may periodically review our share repurchase program and adjust the amount authorized for repurchase as necessary.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number (or Approximate Dollar Value) of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 2011	387,454	$26.20	$100.0 million	$89.8 million

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements as the laws of the Cayman Islands do not require such compliance:

•	The majority of our board of directors is not comprised of independent directors.

•	Our corporate governance and nominations committee of our board of directors is not comprised entirely of independent directors.

•	Our compensation committee of our board of directors is not comprised entirely of independent directors.

•	We do not hold regular executive session meetings of non-management directors.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS.

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS.

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited (incorporated by reference from Exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2008).

2.1	Form of American Depositary Receipt (incorporated by reference from Exhibit 4.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference from Exhibit 4.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 22, 2006).

2.3	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares (incorporated by reference from Exhibit 4.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.4	Form of Indenture (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on March 3, 2010).

4.1	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005 (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.2	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006 (incorporated by reference from Exhibit 4.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.3	Mindray DS USA, Inc. 401(k) Savings Plan (incorporated by reference from Exhibit 4.3 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on September 16, 2010).

4.4	Employee Share Incentive Plan and form of Option Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.5	Amended and Restated Limited Share Incentive Plan (incorporated by reference from Exhibit 4 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on January 5, 2012).

4.6	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited (incorporated by reference from Exhibit 10.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.7	Form of Employment Agreement of Mindray Medical International Limited (incorporated by reference from Exhibit 10.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.8	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001 (incorporated by reference from Exhibit 10.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.9	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002 (incorporated by reference from Exhibit 10.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

Exhibit Number	Description

4.10	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002 (incorporated by reference from Exhibit 10.6 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.11	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004 (incorporated by reference from Exhibit 10.7 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.12	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005 (incorporated by reference from Exhibit 10.8 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.13	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005 (incorporated by reference from Exhibit 10.9 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.14	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (incorporated by reference from Exhibit 10.10 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.15	Form of Equity Transfer Agreement (incorporated by reference from Exhibit 10.11 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.16	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006 (incorporated by reference from Exhibit 10.12 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on January 24, 2007).

4.17	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International Limited, dated as of March 10, 2008 (incorporated by reference from Exhibit 10.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

4.18	Loan Agreement by and among MR Holdings (HK) Limited, MR Investments (HK) Limited, Mindray Medical International Limited and Bank of China (HK) Limited, dated as of April 23, 2008 (incorporated by reference from Exhibit 10.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

8.1*	List of subsidiaries.

11.1	Code of Business Conduct (incorporated by reference from Exhibit 11.1 to the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).

12.1*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.3*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

13.1*	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

*	Filed with this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/ Xu Hang
Xu Hang
Chairman and Co-Chief Executive Officer

Date: April 30, 2012

MINDRAY MEDICAL INTERNATIONAL LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

Hong Kong, April 30, 2012

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2009	2010	2011
	(Dollars in thousands, except for share and per share data)
Net revenues	$634,183	$704,309	$880,743
Cost of revenues (a)	(280,319)	(303,334)	(394,302)

Gross profit	353,864	400,975	486,441
Operating expenses:
Selling expenses (a)	(106,142)	(122,960)	(167,049)
General and administrative expenses (a)	(47,512)	(61,193)	(70,330)
Research and development expenses (a)	(58,383)	(60,316)	(82,024)
Realignment cost — post acquisition	(1,215)	(919)	—

Operating income	140,612	155,587	167,038
Other income, net	25,525	8,835	3,108
Interest income	6,574	11,575	20,816
Interest expense	(4,759)	(2,900)	(1,390)

Income before income taxes and non-controlling interests	167,952	173,097	189,572
Provision for income taxes	(28,764)	(17,631)	(22,647)

Net income	$139,188	$155,466	$166,925
Less: Net income attributable to non-controlling interests	—	—	(296)

Net income attributable to the Company	$139,188	$155,466	$166,629

Basic earnings per share	$1.28	$1.37	$1.45

Diluted earnings per share	$1.23	$1.32	$1.41

Shares used in computation of:
Basic earnings per share	108,567,305	113,638,024	115,254,095

Diluted earnings per share	113,025,775	117,581,196	118,449,851

Note (a):

	Years Ended December 31,
	2009	2010	2011
Share-based compensation charged during the years were included in the following:
Cost of revenues	$467	$320	$762
Selling expenses	3,406	2,569	4,429
General and administrative expenses	3,318	1,591	3,118
Research and development expenses	3,047	2,800	4,059

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2011
	(Dollars in thousands, except for share data)
ASSETS
Current assets:
Cash and cash equivalents	$137,502	$124,311
Short-term investments	296,003	479,173
Accounts receivable (net of allowance for doubtful accounts of $7,821 and $7,787, respectively)	143,318	200,437
Inventories	79,185	94,690
Value added tax receivables	18,562	10,833
Other receivables	9,953	16,590
Prepayments and deposits	7,596	9,792
Deferred tax assets, net	2,481	3,483

Total current assets	694,600	939,309

Other assets	4,552	7,330
Advances for purchase of plant and equipment	15,775	6,239
Property, plant and equipment, net	207,636	237,952
Land use rights, net	46,079	55,272
Intangible assets, net	66,247	84,029
Goodwill	115,672	128,840

Total assets	$1,150,561	$1,458,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$—	$50,475
Notes payable	5,773	7,013
Accounts payable	44,322	48,501
Advances from customers	13,209	20,700
Salaries payable	26,770	38,784
Other payables	66,615	67,499
Income taxes payable	13,582	16,847
Other taxes payable	4,286	7,412

Total current liabilities	174,557	257,231

Long-term bank loan	—	35,025
Other long-term liabilities	1,133	2,355
Deferred tax liabilities, net	8,268	12,925

	9,401	50,305

Commitments and contingencies (Note 21)

Shareholders’ equity:
Ordinary shares (HK$0.001 par value, 5,000,000,000 shares authorized, 114,619,759 shares and 115,341,581 shares issued and outstanding, respectively)	15	15
Additional paid-in capital	466,613	486,314
Retained earnings	434,143	566,184
Accumulated other comprehensive income	65,830	100,139
Treasury stock	—	(10,160)

Total shareholders’ equity	966,601	1,142,492
Non-controlling interests	2	8,943

Total equity	966,603	1,151,435

Total liabilities and shareholders’ equity	$1,150,561	$1,458,971

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Dollars in thousands, except for share and per share data)

	Ordinary Share Capital Number		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Non-Controlling Interests	Total Equity	Comprehensive Income
As of December 31, 2008	107,663,703	$14	$274,993	$183,886	$39,199	$—	$2	$498,094	$—
Net income	—	—	—	139,188	—	—	—	139,188	139,188
Dividends paid ($0.18 per share)	—	—	—	(21,598)	—	—	—	(21,598)	—
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,726,737	—	13,177	—	—		—	13,177	—
Share-based compensation	—	—	10,238	—	—	—	—	10,238	—
Currency translation adjustments	—	—	—	—	1,452	—	—	1,452	1,452

As of December 31, 2009	109,390,440	$14	$298,408	$301,476	$40,651	—	$2	$640,551

Total comprehensive income for the year ended December 31, 2009									$140,640

Net income	—	—	—	155,466	—	—	—	155,466	155,466
Dividends paid ($0.20 per share)	—	—	—	(22,799)	—	—	—	(22,799)	—
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,229,319	—	11,160	—	—		—	11,160	—
Issuance of ordinary shares in secondary offering	4,000,000	1	149,660	—	—	—	—	149,661	—
Share-based compensation	—	—	7,385	—	—	—	—	7,385	—
Currency translation adjustments	—	—	—	—	25,179	—	—	25,179	25,179

As of December 31, 2010	114,619,759	$15	$466,613	$434,143	$65,830	$—	$2	$966,603

Total comprehensive income for the year ended December 31, 2010									$180,645

Net income	—	—	—	166,629	—	—	—	166,629	166,629
Dividends paid ($0.30 per share)	—	—	—	(34,522)	—	—	—	(34,522)	—
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,109,276	—	7,121	—	—		—	7,121	—
Issuance of ordinary shares in secondary offering	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	12,580	—	—	—	—	12,580	—
Currency translation adjustments	—	—	—	—	34,309	—	—	34,309	34,309
Treasury stock	(387,454)	—	—	—	—	(10,160)	—	(10,160)	—
Non-controlling interests	—	—	—	—	—	—	8,941	8,941	—
Others	—	—	—	(66)	—	—	—	(66)	—

As of December 31, 2011	115,341,581	$15	$486,314	$566,184	$100,139	$(10,160)	$8,943	$1,151,435

Total comprehensive income for the year ended December 31, 2011									$200,938

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2009	2010	2011
	(Dollars in thousands, unless otherwise stated)
Cash flows from operating activities:
Net income attributable to the Company	$139,188	$155,466	$166,629

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use rights	506	847	1,093
Depreciation of property, plant and equipment	18,697	18,775	23,215
Amortization of debt issuance costs	547	590	—
Amortization of intangible assets	8,149	7,450	9,568
Inventory write-down	1,370	1,247	3,105
Allowance/(recovery) for doubtful accounts	3,667	212	(34)
(Gain)/loss on disposal of property, plant and equipment	(117)	5	(1,568)
Gain on fair value change of derivative instruments	—	—	(891)
Share-based compensation expenses	10,238	7,280	12,368
Deferred income taxes	3,971	2,972	2,673
Non-controlling interests in profit of subsidiaries	—	—	296
Changes in current assets and liabilities:
Increase in accounts receivable	(27,068)	(25,694)	(52,577)
Increase in inventories	(5,523)	(13,768)	(15,186)
Decrease/(increase) in value added taxes receivable	5,063	(9,519)	8,286
Increase in other receivables	(1,491)	(412)	(6,810)
Increase in prepayments and deposits	(2,962)	(91)	(2,034)
Decrease/(increase) in other assets	120	(363)	301
(Decrease)/increase in notes payable	(1,809)	(74)	475
Increase in accounts payable	6,739	7,229	5,468
Increase in advances from customers	2,556	2,785	6,398
Increase in salaries payable	3,075	6,212	10,798
Increase/(decrease) in other payables	6,186	(8,649)	13,763
Increase/(decrease) in income taxes payable	5,464	(2,953)	2,837
Increase/(decrease) in other taxes payable	1,463	(1,642)	3,009
(Decrease)/increase in other long-term liabilities	(5,779)	(209)	1,222

Net cash generated from operating activities	172,250	147,696	192,404

Cash flows from investing activities:
Acquisition cost, net of cash received	—	—	(6,530)
Purchase of property, plant and equipment and intangible assets	(40,553)	(35,894)	(68,095)
Purchase of land use rights	—	—	(8,149)
Advances for purchase of property, plant and equipment	(15,932)	(30,021)	(13,694)
Proceeds from disposal of property, plant and equipment	74	338	4,532
Decrease in restricted cash	43,137	76,347	—
Proceeds from sale of restricted/short-term investments	134,776	100,943	100,274
Increase in restricted investments	(189,478)	—	—
Increase in short-term investments	—	(296,003)	(264,123)
Advances to employees loans, net	(160)	(3,082)	(2,494)

Net cash used in investing activities	(68,136)	(187,372)	(258,279)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,
	2009	2010	2011
	(Dollars in thousands, unless otherwise stated)
Cash flows from financing activities:
Repayment of bank loans	(41,928)	(169,066)	—
Proceeds from bank loans	54,000	—	85,399
Dividends paid	(21,598)	(22,799)	(34,522)
Proceeds from exercise of options	13,177	11,160	7,121
Stock repurchase	—	—	(10,160)
Net proceeds from secondary public offering	—	149,661	—
Cash contribution from non-controlling interests	—	—	797

Net cash generated from/(used in) financing activities	3,651	(31,044)	48,635

Net increase/(decrease) in cash and cash equivalents	107,765	(70,720)	(17,240)
Cash and cash equivalents at beginning of year	96,370	204,228	137,502
Effect of exchange rate changes on cash	93	3,994	4,049

Cash and cash equivalents at end of year	$204,228	$137,502	$124,311

Supplemental schedule of cash flow information:
Income taxes paid	$22,230	$17,646	$17,357
Interest paid	2,908	427	434

Non-cash investing and financing activities:
Purchase of property, plant and equipment through payables	(2,731)	(16,168)	(21,203)

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

1	Organization and principal activities

Mindray Medical International Limited (“MMIL”, “Mindray International” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands.

The Company is a leading developer, manufacturer and marketer of medical devices worldwide. The Company maintains its global operational headquarters in Shenzhen, the PRC, U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From its main manufacturing and engineering base in the PRC and through the worldwide distributor and direct sales networks, the Company supplies internationally a broad range of products across three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.

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

(d)	Short-term investments

As of December 31, 2009, restricted investments consisted of amounts placed with and guaranteed by Bank of China for onward lending to third parties. These restricted investments carry interest at 4.779% per annum and contractually matured by June 2010. In March 2010, the restricted cash and restricted investments amounts were released upon repayment of the related bank loans.

As of December 31, 2010, short-term investments consisted of $219,661 placed with trust investment companies (the “Trusts”) for onward lending to third parties. These short-term investments carried interest at 5% per annum and contractually matured in 2011. The amount invested and the interests to be collected by the Trusts were guaranteed by Bank of China and there was no restriction over the short-term investments.

As of December 31, 2011, short-term investments consisted of i) $331,817 placed with and guaranteed by Bank of China which carry interest at 7% per annum which contractually mature in 2012; and ii) $143,899 placed with and guaranteed by Bank of China for onward lending to third parties which carry interest at 7% per annum and contractually mature in 2012.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(d)	Short-term investments (Continued)

During 2011, the Company entered into four foreign exchange forward contracts. These contracts are accounted for in accordance with ASC 815 where the contracts’ fair values are marked to market at $891 for the year ended December 31, 2011. The forward contracts are derivative instruments and are not within the scope of hedge accounting.

(e)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the standard costing, which approximates average costing. Write downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(f)	Intangible assets with finite life

Intangible assets consist of tradenames, completed technologies, core technologies and customer relationships with a finite useful life, and are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives ranging between 3 and 12 years.

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

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount in accordance with ASC 350 “Intangibles—Goodwill and Other”. The evaluation of goodwill for impairment involves two

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(i)	Goodwill (Continued)

steps: (1) the identification of potential impairment by comparing the undiscounted cash flow of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of carrying amount of the goodwill over implied goodwill amount.

In September 2011, the FASB issued an accounting standards update on testing goodwill for impairment with the option of performing a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (See Note 2(aa)).

(j)	Impairment of long-lived assets

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

The Company generates revenue from sale of medical devices. As the medical devices that the Company sells include a software element that is more than incidental to the medical devices as a whole, the Company recognizes revenues according to ASC 985-605 “Revenue Recognition”. Since the sales arrangements do not require significant production, modification, or customization of the software, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(k)	Revenue recognition (Continued)

The Company offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase history.

The Company presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $45,470, $47,031 and $60,379 for year ended December 31, 2009, 2010 and 2011 respectively, offset by a 14% VAT refund that the Company is entitled to for sales of products with embedded self-developed software. In 2006, there was a change in regulation around VAT and the Company’s self-developed software was no longer qualified for the 14% VAT refund. In July 2009, the PRC tax authority issued a new tax notice which had a retroactive effect from year 2006 and further clarified and redefined the embedded software sales eligible for VAT refunds. Given the lack of experience in collecting VAT refund under the new tax notice, in 2009, the Company determined to record VAT refund only when approved. Starting in January 2010, the Company recognized its VAT refund on an accrual basis. For the years ended December 31, 2009, 2010 and 2011, the amount of VAT refund included in revenues was $24,746, $17,690 and $21,525 respectively.

(l)	Warranty provision

The Company records a warranty provision at the time product revenue is recognized based on the historical rate of warranty services rendered. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in warranty provision were as follows:

	December 31,
	2009	2010	2011
Balance at beginning of year	$3,067	$4,172	$5,822
Warranty liabilities assumed in connection with acquisitions	—	—	15
Provision made during the year	7,399	9,007	13,165
Settlement made during the year	(6,294)	(7,357)	(9,660)

Balance at end of year	$4,172	$5,822	$9,342

(m)	Shipping and handling costs

Shipping and handling costs are classified as cost of revenues. For the years ended December 31, 2009, 2010 and 2011, shipping and handling costs were $8,330, $13,979 and $18,189, respectively.

(n)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products as well as incentives from the local government for investing in the high technology industry in the region. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their receipt have been satisfied. Subsidies recognized as other income were $11,690, $5,093 and $1,960 for the year ended December 31, 2009, 2010 and 2011, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(o)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues. Net capitalized software development costs were included in intangible assets as core technology. Total amount capitalized during December 31, 2009, 2010 and 2011 were $4,645, $8,837 and $14,040, respectively.

(p)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(o).

(q)	Advertising expenses

The Company expenses advertising costs as incurred. Advertising expenses were $1,063, $1,348 and $1,727 for the year ended December 31, 2009, 2010 and 2011, respectively, and were included in selling expenses.

(r)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 18).

(s)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options or restricted shares at grant date. Share-based compensation charge is recognized in accordance with ASC 718 “Compensation — Stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved.

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

Diluted earnings per share give effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Potential ordinary shares include ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(v)	Foreign currency transactions

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

The financial statements are presented using a reporting currency of USD. Effective April 1, 2009, the Company changed its reporting currency to USD from Chinese Renminbi (“RMB”). The change in reporting currency is to better reflect the Company’s performance and to improve investor’s ability to compare the Company’s financial results.

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

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash and investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables and other taxes payable approximate their fair values due to the short-term nature of these instruments.

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(y)	Fair value measurement (Continued)

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

Financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements at Reporting Date Using
	Total Fair Value on Balance Sheet	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010
Cash and cash equivalents	$137,502	$137,502	$—	$—

Short-term investments	296,003	—	296,003	—

As of December 31, 2011
Cash and cash equivalents	124,311	124,311	—	—

Short-term investments	479,173	—	479,173	—

(z)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality and a significant portion is placed with financial institutions in the PRC.

The Company invests in short-term investments with capital guaranteed by financial institutions with high-credit ratings and quality in the PRC.

The PRC does not have an official deposit insurance program, nor does it have an agency similar to The Federal Deposit Insurance Corporation (FDIC) in the United States. However, the Company believes that the risk of failure of any of these PRC banks is remote. Bank failure is extremely uncommon in the PRC and the Company believes that these PRC banks that hold the Company’s cash and cash equivalents are financially sound based on public available information.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(z)	Concentration of credit risk (Continued)

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

(aa) Recently issued accounting standards

In October 2009, the FASB issued revenue recognition guidance for arrangements that involve the delivery of multiple-elements. This guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. This accounting standard will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued revenue recognition guidance for arrangements that include software elements. This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements and provides additional guidance on how to determine which software, if any, relating to tangible product would be excluded from the scope of the software revenue guidance. In addition, it provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. This accounting standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company adopted this guidance in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued an amendment to improve the disclosures about fair value measurements. It adds new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Company has adopted the amendments for the period beginning January 1, 2010 except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. The Company adopted the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis for the period beginning January 1, 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

2	Summary of significant accounting policies (Continued)

(aa)	Recently issued accounting standards (Continued)

In April 2010, the FASB issued an accounting standards update on the effect of denominating the exercise price of share-based payment awards in the currency of the market in which the underlying equity security trades. This updates the guidance in stock compensation to clarify that share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the underlying equity security trades should not be considered to meet the criteria requiring classification as a liability. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Early adoption is permitted. The Company adopted this update in fiscal year 2011, and the adoption does not have any significant impact on the Company’s consolidated financial statements.

In June 2011, the FASB issued an accounting standards update on presentation of comprehensive income. This update addresses that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The updates do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued an amendment to indefinitely defer one of the requirements contained in its June 2011 final standard. That requirement called for reclassification adjustments from accumulated other comprehensive income to be measured and presented by income statement line item in net income and also in other comprehensive income. The updates and related deferral are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Full retrospective application is required. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued an accounting standards update on testing goodwill for impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing both public and nonpublic entities with the option of performing a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard allows an entity first to assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. An entity is required to perform step one only if the entity concludes that it is more likely than not that a reporting unit's fair value is less than its carrying amount (that is, a likelihood of more than 50%). This is different than the current guidance, which requires entities to perform step one of the test, at least annually, by calculating and comparing the fair value of a reporting unit to its carrying amount. The revised standard does not change existing guidance on: 1) when to test goodwill for impairment. Goodwill will continue to be tested for impairment on an annual basis and between annual tests (''interim tests'') in certain circumstances; 2) for other instances that require an entity to calculate the fair value of a reporting unit. Further, the revised standard does not affect the measurement of impairment loss under step two of the goodwill impairment test. Impairment losses will continue to be recognized to the extent that the carrying amount of a reporting unit's goodwill exceeds its implied fair value. The implied fair value of goodwill is determined in the way that it would be determined in a business combination. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, an entity can choose to early adopt the revised standard even if its annual test date is before September 15, 2011 (the date on which the revised standard was issued), provided that the entity has not yet issued its financial statements for the period that includes its annual test date. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

3	Investments in subsidiaries

Subsidiaries

Particulars regarding the legal subsidiaries as of December 31, 2011 are as follows:

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Mindray Medical Sweden AB	Sweden	100%	Manufacturing and sales of medical equipments and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.90%	Research and development of medical equipment
Datascope International B.V. Netherlands Filial	Netherlands	100%	Investment holding
Mindray — Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment
Mindray DS USA Inc.	United States	100%	Manufacturing and sales of medical equipments and research and development of related products
Mindray Global Limited	BVI	100%	Investment holding
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical France SARL	France	100%	Marketing of medical equipment
Mindray Medical Germany GmbH	Germany	100%	Marketing of medical equipment
Mindray Medical India Private Limited	India	100%	Marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Marketing of medical equipment
Mindray Medical Netherlands B.V.	The Netherlands	100%	Marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Marketing of medical equipment
Mindray Research and Development Limited	BVI	100%	Investment holding
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Manufacturing and sales of medical equipments and research and development of related products

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

3	Investments in subsidiaries (Continued)

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company		Principal Activities
PT Mindray Medical Indonesia	Indonesia	100%		Marketing of medical equipment
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.99%		Manufacturing and sales of medical equipments and research and development of related products
Mindray Medical Colombia S.A.S	Colombia	100%		Marketing of medical equipment
Mindray Medical Egypt Limited	Egypt	100%		Marketing of medical equipment
Mindray Medical Espana S.L. Mindray Medical Thailand Limited	Spain Thailand	100 100	% %	Marketing of medical equipment Marketing of medical equipment
Shenzhen Mindray Investment & Development Co., Ltd.	PRC	100%		Investment holding
Shenzhen Shenke Medical Instrument Technical Development Co., Ltd	PRC	51%		Manufacturing and sales of medical equipments and research and development of related products
Suzhou Hyssen Electronic Technology Ltd	PRC	51%		Manufacturing and sales of medical equipments and research and development of related products
Xi’an Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%		Research and development of medical equipments and related products
Chengdu Shen Mindray Medical Electronics Technology Research Institute Co., ltd.	PRC	100%		Research and development of medical equipments and related products
Shenzhen Mindray Software Technology Co., Ltd.	PRC	100%		Development and sale of software applications

4	Accounts receivable

Movements in allowance for doubtful accounts were as follows:

	December 31,
	2009	2010	2011
Balance at beginning of year	$3,942	$7,609	$7,821
Allowance/(recovery) made during the year	3,667	212	(34)

Balance at end of year	$7,609	$7,821	$7,787

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

5	Inventories

Inventories consisted of the following:

	December 31,
	2010	2011
Raw materials	$34,356	$40,742
Work-in-progress	25,686	30,478
Finished goods	19,143	23,470

	$79,185	$94,690

During the year ended December 31, 2009, 2010, and 2011, the Company recorded inventories write-down of $1,370, $1,247 and $3,105, respectively, to their net realizable value.

6	Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2010	2011
At cost
Land	$3,514	$4,485
Buildings and leasehold improvements	166,928	188,738
Plant and machinery	25,989	33,557
Electronic equipment, furniture and fixtures	70,727	87,175
Motor vehicles	2,112	2,244

Total	269,270	316,199
Less: Accumulated depreciation	(73,177)	(95,377)

	196,093	220,822
Construction in progress	11,543	17,130

Net book value	$207,636	$237,952

Depreciation expenses were $18,697, $18,775 and $23,215 for year ended December 31, 2009, 2010, and 2011, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

7	Land use rights, net

The Company’s interests in land use rights represent prepaid operating lease payments and their net book value is analyzed as follows:

	December 31,
	2010	2011
Cost
Land use rights in PRC	$47,706	$58,086
Less: Accumulated amortization	(1,627)	(2,814)

Net book value	$46,079	$55,272

Amortization expense was $506, $847 and $1,093 for years ended December 31, 2009, 2010 and 2011, respectively.

8	Intangible assets, net

Intangible assets, net consisted of the following:

		December 31, 2010			December 31, 2011
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Tradenames	9-10 years	$8,900	$2,641	$6,259	$13,735	$114	$13,621
Completed technologies	4-5 years	20,301	11,505	8,796	21,937	15,359	6,578
Core technologies
— acquired	3-11 years	9,570	5,952	3,618	10,549	6,466	4,083
— self-developed software	3-5 year	17,045	142	16,903	33,046	2,779	30,267
Customer relationships	10-12 years	29,892	6,641	23,251	31,002	9,233	21,769
Other intangible assets	Indefinite	7,420	—	7,420	7,711	—	7,711

Total		$93,128	$26,881	$66,247	$117,980	$33,951	$84,029

Amortization expense was $8,149, $7,450 and $9,568 for the year ended December 31, 2009, 2010 and 2011, respectively. Estimated aggregate amortization expense for each of the next five years ended December 31, is as follows:

2012	$12,189
2013	11,498
2014	9,642
2015	8,419
2016	8,288
2017 and thereafter	26,282

$76,318

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

9	Goodwill

Movements in goodwill were as follows:

	Patient Monitoring and Life Support Devices	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Balance as of December 31, 2009	$104,318	$5,225	$5,232	$278	$115,053
Foreign currency translation	563	28	28	—	619

Balance as of December 31, 2010	104,881	5,253	$5,260	$278	$115,672
Goodwill arising from acquisitions during the year	6,490	5,535	—	—	12,025
Foreign currency translation	498	376	244	25	1,143

Balance as of December 31, 2011, gross and net	$111,869	$11,164	$5,504	$303	$128,840

10	Bank loans

Summarized below are borrowings as of December 31, 2010 and 2011:

	December 31, 2010		December 31, 2011
	Pledged Cash and Investments	Outstanding Loan Balance	Pledged Cash and Investments	Outstanding Loan Balance
Bank of China (New York) Limited	—	—	—	$50,000
Bank of China (Hong Kong) Limited	—	—	—	35,025
China Industrial Bank	—	—	—	475

	—	—	—	85,500
Less:
Non-current portion	—	—	—	35,025

Current portion	—	—	—	$50,475

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

On April 14, 2009, the Company, through its PRC operating subsidiaries, entered into a term loan to borrow $54,000 for one year, expiring in April 2010. The loan bears an interest at a rate of 1.451% and is secured by a fixed deposit of approximately $54,000 (RMB367,180). The outstanding loan and unpaid interest will be fully repaid by the secured fixed deposit plus interest income earned from the deposits at a pre-determined exchange rate of USD against RMB when the loan is expired. The fair values of the secured fixed deposits are not materially different with their carrying value. As of December 31, 2010, the loan was fully repaid.

On April 26, 2011, the Company entered into a two-year term loan for an amount of $35,000 to finance its fiscal year 2010 dividend payment in 2011. The loan bears an interest at a rate of 2.1% over LIBOR per annum for an interest period of either one, two, three or six months as determined by the lender.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

10	Bank loans (Continued)

On July 18, 2011, the Company, through Mindray DS USA, Inc., entered into a one-year revolving credit facility for an amount of $50,000 to finance its working capital requirements. Interest is charged at 1.8% over 6-month LIBOR per annum. The $50,000 was fully drawn on July 22, 2011.

The bank loans entered in 2011 did not require pledged assets.

The weighted average interest rate for the year ended December 31, 2011 was approximately 2.30%.

11	Notes payable

	December 31,
	2010	2011
Notes payable	$5,773	$7,013

Notes payable represents bills issued by various banks in favor of the Company’s vendors and suppliers as payments for goods and services the Company purchased. The notes payable allows the Company’s vendors and suppliers to receive payment in cash from the banks upon presentation on their due dates, which is usually between 30 to 90 days and withdrawal will be made from the Company’s bank accounts.

The Company has total available banking facilities of $91,039 and $94,952 with Bank of China, of which $85,266 and $28,979 were unutilized as of December 31, 2010 and 2011, respectively. The funds borrowed under these facilities are non-interest bearing and generally repayable within one year and do not have any restrictions or covenants attached.

12	Other payables

Other payables consisted of the following:

	December 31,
	2010	2011
Accrued tender expenses	$2,757	$4,256
Accrued construction costs	26,005	11,022
Accrued operating expenses	15,595	22,021
Accrued professional fees	2,806	3,261
Advance subsidies	3,126	6,325
Commissions payable	585	980
Guarantee deposits from distributors	7,230	8,953
Interest payable	612	588
Accrued warranty	5,822	8,974
Other taxes payable	1,576	612
Others	501	507

	$66,615	$67,499

13	Secondary offering

On March 9, 2010, the Company completed a public offering of 4,000,000 American Depository shares (“ADS”), representing 4,000,000 Class A ordinary shares at $38.20 per ADS. Net proceeds of $149,661, which consisted of the gross proceeds of $152,800 net of directly attributable transaction costs, including legal and professional fees of $3,139, were recorded as part of equity.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

14	Dividends

The Company declared and distributed dividends of $21,598, $22,799 and $34,522 to its shareholders during the year ended December 31, 2009, 2010 and 2011, respectively.

15	Share-based compensation plan

Stock options

The 2006 Employee Share Incentive Plan was adopted by the Company’s board of directors in February 2006 and was subsequently amended by the Amended and Restated 2006 Employee Share Incentive Plan (the “Plan”) in September 2006. The Plan is intended to promote the Company’s success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers and employees.

Under the Plan, the Company will issue share options or restricted shares to participants and is limited to issuing awards exercisable for or representing in the aggregate no more than 21,000,000 Class A ordinary shares. The Plan will terminate in 2016.

On March 6, 2009, the Company granted 27,500 options with an exercise price of $18.34 under the Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting each year over a five-year period, with its first vesting on December 31, 2010.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the Plan. Under the terms of the exchange, participants were able to tender vested and unvested outstanding options to purchase Class A ordinary shares of the Company which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of the Company’s common stock on the New York Stock Exchange on the exchange date. The offer expired on March 15, 2009. The replacement options were granted on March 16, 2009. The option exchange has resulted in an increase in the fair value of the options granted under the plan by $2.3 million, which is charged to the consolidated statement of operations over the remaining vesting periods of the respective share options.

On August 6, 2009, the Company granted 28,200 options with an exercise price of $29.30 under the Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting each year over a four-year period, with its first vesting on June 30, 2010.

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

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

Year of grant	December 31, 2009	December 31, 2010	December 31, 2011
Risk-free interest rate	2% to 2.8%	2.27%	—
Expected life	5.2 to 6.0 years	5.5 years	—
Assumed volatility	38.1% to 40.0%	28.8%	—
Expected dividends	1.0% to 2.0%	2%	—
Fair value on grant date	$5.76 to $10.63	$9.94	—

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected term has been ascertained based on the vesting terms,

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

15	Share-based compensation plan (Continued)

Stock options (Continued)

contractual terms and the option exercise history. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

A summary of options and under the Plan as of December 31, 2011 and changes in the period is presented below:

	Options	Weighted Average Exercise Price
		$
Outstanding as of December 31, 2010	6,158,406	12.22
Granted	—	—
Exercised	(779,979)	9.08
Forfeited	(61,559)	22.07

Outstanding as of December 31, 2011	5,316,868	12.56

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009 and 2010 was $8.23 and $9.94, respectively. No stock options were granted during 2011.

The total intrinsic value of stock options exercised during the year ended December 31, 2009, 2010 and 2011 was $35,045, $21,194 and $12,820, respectively. The total intrinsic value of exercisable share options was $100,658, $82,684 and $67,990, as of December 31, 2009, 2010 and 2011, respectively. The total intrinsic value of the outstanding share options was $168,159, $87,951 and $70,191, as of December 31, 2009, 2010 and 2011, respectively.

Cash received from exercise of options under all share-based payment arrangements for the year ended December 31, 2009, 2010 and 2011 was $13,177, $11,160 and $7,121, respectively.

As of December 31, 2011, there was $2,174 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 3.40 years.

The following table summarizes information about stock options issued under the Plan described above that are outstanding and exercisable as of December 31, 2011:

	Options Outstanding				Options Exercisable
Range of exercise price	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(Dollars in thousands, except for price/share data)
		$		$		$		$
$5.00	1,693,951	5.00	2.15	34,963	1,693,951	5.00	2.15	34,963
$11.00 — $18.34	1,891,501	11.08	2.72	27,539	1,880,501	11.04	2.70	27,459
$20.50 — $24.01	1,670,077	21.10	3.44	7,689	1,216,157	21.11	3.43	5,568
$32.54 — $40.2	61,339	34.21	1.56	—	37,189	35.01	1.95	—

Total	5,316,868	12.56	2.75	70,191	4,827,798	11.64	2.68	67,990

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

15	Share-based compensation plan (Continued)

Stock options (Continued)

As of December 31, 2011, stock options vested and expected to vest totaled approximately 5.3 million shares, with a weighted-average remaining contractual life of 2.75 years and a weighted-average exercise price of $12.51 per share and an aggregated intrinsic value of approximately $70,081.

Restricted shares

On March 6, 2009, the Company granted 26,205 non-vested shares to certain employees. These non-vested shares have different vesting schedules. 5,000 non-vested shares were vested immediately on March 30, 2009. 21,205 non-vested shares will be vested once a year over three to five years according to the date these employees joined the Company.

On August 17, 2010, the Company granted 342,480 non-vested shares to certain employees. These non-vested shares have different vesting schedules. 338,980 non-vested shares will be vested once a year over three years, with approximately 33% vesting each year starting January 1, 2011. 3,500 non-vested shares will be vested once a year over five years, with 20% vesting each year starting January 1, 2011.

On February 15, 2011, the Company granted 482,350 non-vested shares to certain employees. These non-vested shares have different vesting schedules. 57,700 shares were 100% vested at February 15, 2011. 424,650 non-vested shares will be vested once a year over three years, with approximately 33% vesting each year starting January 1, 2012.

On September 9, 2011, the Company granted 19,900 non-vested shares to certain employees. These non-vested shares have different vesting schedules. 9,900 non-vested shares will be vested once a year over three years, with approximately 33% vesting each year starting July 1, 2012. 10,000 non-vested shares will be vested once a year over four years, with 25% vesting each year starting July 1, 2012.

A summary of the status of the Company’s non-vested shares as of changes in the year ended December 31, 2011, is presented below:

	Shares	Weighted Average Grant Date Fair Value
		$
Non-vested as of December 31, 2010	360,715	26.17
Granted	502,250	27.10
Vested	(177,455)	26.33
Forfeited	(43,163)	26.69

Non-vested as of December 31, 2011	642,347	26.81

The total fair value of shares vested during the year ended December 31, 2009, 2010 and 2011 was $353, $300 and $4,886, respectively.

As of December 31, 2011, there was $10,587 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 2.03 years.

As of December 31, 2011, the Company had 387,454 shares held as treasury stock. These shares will be reissued through the exercise of stock options or the grants of restricted shares.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

16	Basic and diluted earnings per share

The following is a computation of potential dilutive shares for the periods:

	Years Ended December 31,
	2009	2010	2011
Numerator for calculation of basic and diluted earnings per share:
Net income	$139,188	$155,466	$166,629

Denominator:
Weighted average number of ordinary shares for calculation of basic earnings per share	108,567,305	113,638,024	115,254,095
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	4,458,470	3,943,172	3,195,756

Weighted average number of ordinary shares for calculation of diluted earnings per share	113,025,775	117,581,196	118,449,851

Share options to purchase 273,861, 90,200 and 109,439 ordinary shares were outstanding as of December 31, 2009, 2010 and 2011, respectively, but were not included in the computation of diluted earnings per share because their effect was anti-dilutive.

17	Other income, net

	Years Ended December 31,
	2009	2010	2011
Government and other subsidies	$11,690	$9,129	$1,960
Service fee	342	—	—
Others, net	(565)	(294)	1,148
Income from early termination of contract	14,058	—	—

Other income, net	$25,525	$8,835	$3,108

Service fee received during the periods represents a manufacturing fee for transitional services agreement related to the acquisition of the patient monitoring device business of Datascope Corporation in May 2008.

The Company recorded a one-time income of $14.1 million resulting from a mutually agreed upon termination of a joint development and OEM chemical analyzer project between the Company and Beckman Coulter, Inc. in 2009. The agreement resulted from changes in business strategy by Beckman Coulter, Inc. after it acquired the Olympus Diagnostic division. There are no ongoing obligations of either party and no joint business relationships in respect of this agreement.

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

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

18	Staff retirement plan (Continued)

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $5,273, $5,826 and $8,786 for the year ended December 31, 2009, 2010 and 2011, respectively. The contributions from the defined contribution plan outside PRC amounted to $1,716, $1,753 and $3,254 for the year ended December 31, 2009, 2010 and 2011, respectively.

19	Income taxes

The components of income taxes were as follows:

	2009	2010	2011
Current taxes	$24,793	$14,739	$19,974
Deferred taxes charge	3,971	2,892	2,673

Total income taxes expenses	$28,764	$17,631	$22,647

MMIL is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Major subsidiaries operating in the PRC and overseas are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

For the Company’s major operating subsidiaries in the PRC, they are subject to the PRC Unified Corporate Income Tax Law (the “New Law”) which became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified “New and Hi-Tech Enterprises” (“NHTE”). In October 2008, Shenzhen Mindray has been designated as an NHTE and therefore eligible to the preferential income tax rate of 15%.

Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year. It has also obtained the NHTE designation in 2009 and is entitled to the preferential income tax rate of 15% under the New Law.

In general, PRC tax returns are subject to examination within 10 years for transfer pricing matters and 5 years for non transfer pricing matters from the date the return is filed.

In January 2010 and February 2011, Shenzhen Mindray was awarded the nationwide key software enterprise status for calendar year 2009 and 2010, respectively. Under the current tax policies for software and integrated circuit industries, the applicable corporate income tax rate for Shenzhen Mindray for the financial year 2009 and 2010 was adjusted to 10% in 2010 which resulted in approximately $8.6 million and $7.6 million savings in Shenzhen Mindray corporate income tax, respectively. The nationwide key software enterprise status for calendar year 2011 is not yet announced as of report date.

Mindray DS USA Inc. is a company incorporated in New Jersey, United States of America and is currently subject to state tax at an average rate of 8%. Together with the federal tax at the rate of 35%, the effective tax rate of Mindray DS USA Inc. is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Mindray Medical Sweden AB. is a company incorporated in Sweden. Corporate income tax is chargeable at the rate of 28% for the year ended December 31, 2009. With effect from January 1, 2010, the tax rate is reduced to 26.3%. In general, the statute of limitation for examination of tax returns in Sweden is 5 years from the date the return is filed.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

19	Income taxes (Continued)

Mindray (UK) Limited is a company incorporated in United Kingdom. Corporate income tax is chargeable at the rate of 28.3% for the year ended December 31, 2010. With effect from April 1, 2011, the tax rate is reduced to 26.0%. In general, the statute of limitation for examination of tax returns in United Kingdom is 4 years from the date the return is filed.

Components of deferred tax assets and liabilities were as follows:

	December 31,
	2010	2011
Deferred tax assets are analyzed as:
Accrued compensation	$896	$698
Accrued intercompany loan interest	5,074	—
Acquired intangible assets	4,486	4,861
Bad debt provision	1,025	1,044
Depreciation of property, plant and equipment	430	342
Government subsidies	197	714
Inventory write-down	380	(397)
Sales incentive and warranty accruals	1,124	1,705
Tax loss	17,872	31,335
Others	129	126
Valuation allowance	(29,132)	(36,945)

	$2,481	$3,483

Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(8,268)	$(12,925)

Total	$(5,787)	$(9,442)

The valuation allowance is recorded in relation to a loss-making subsidiary.

	December 31,
	2010	2011
Deferred tax assets are analyzed as:
Current	$2,481	$3,483

Deferred tax liabilities are analyzed as:
Non-current	(8,268)	(12,925)

Total	$(5,787)	$(9,442)

As of December 31, 2011, Mindray USA had available United States federal net operating loss carryforwards of approximately $23,010, which will expire in 2026-2029 if not utilized.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

19	Income taxes (Continued)

Movements in valuation allowance were as follows:

	2009	2010	2011
Balance at beginning of year	$4,702	$14,674	$29,132
Current period addition	9,972	14,458	7,813

Balance at end of year	$14,674	$29,132	$36,945

The Company recognizes an operating loss in certain jurisdictions and as a result, performs an assessment based on the weight of available evidence, whether it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets within these loss jurisdictions will not be realized. Based on this assessment, the Company has recorded a valuation allowance of $36,945 as of December 31, 2011 for those deferred tax assets that do not meet likely than not threshold.

Reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	2009	2010	2011
Income before income taxes	$167,952	$173,097	$189,572
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	25,193	25,140	32,196
Effect of net income for which no income tax benefit/expense is receivable/payable	5,650	(514)	1,252
Effect of foreign income tax rate	(6,784)	(12,823)	(10,392)
Change in PRC income tax rate	(48)	(832)	(124)
Employee share-based compensation	1,650	1,466	1,909
Non-taxable VAT refund	(3,711)	(2,650)	(3,303)
Additional deduction on R&D expenses	(3,158)	(3,720)	(5,109)
Over provision of income tax expense in prior years	—	(2,162)	(1,595)
Valuation allowance	9,972	13,726	7,813

Total income taxes expense	$28,764	$17,631	$22,647

As of December 31, 2010 and 2011, we had $1.7 million and $3.7 million of unrecognized tax benefits, respectively, included in our current tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,
	2010	2011
Unrecognized tax benefits beginning balance	$1,335	$1,742
Gross decrease — tax positions in prior year	(446)	(417)
Gross increase — current period tax positions	853	2,326

Unrecognized tax benefits ending balance	$1,742	$3,651

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

19	Income taxes (Continued)

The Company classifies interest and penalties related to income tax matters in income tax expense. As of December 31, 2011 and 2010, the amount of interest and penalties related to uncertain tax positions is immaterial.

20	Acquisitions

The Company acquired Shenzhen Shenke Medical Instrument Technical Development Co., Ltd. (“Shenke”) and Suzhou Hyssen Electronic Technology Ltd. (“Hyssen”) on April 1, 2011 and July 25, 2011, respectively. The results of the acquirees’ operations have been included in the consolidated financial statements since the acquisition date. The Company benefits from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquirees’ brand names, technology and expertise in the areas of infusion pump and automated urine sediment analyzer in the PRC respectively.

The total consideration for 51% controlling stake of the two subsidiaries amounted to $10,208 which includes $9,413 payable to original shareholders and $795 capital contribution.

In Shenke’s acquisition, the total consideration includes a $872 contingent payment which will depend upon Shenke meeting certain sales target in 2011.

The Company accounted for its acquisitions in accordance with ASC 805. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition.

Current assets	$4,212
Property, plant, and equipment	244
Intangible assets	3,716
Goodwill	12,025

Total assets acquired	20,197
Current liabilities	(2,011)
Deferred tax liabilities	(926)

Net assets acquired	17,260
Non-controlling interests	(7,847)

Total consideration	$9,413
Less: Consideration payable included in Other Payables	(2,142)
Less: Cash acquired	(741)

Acquisition cost, net of cash received	6,530

The excess of the fair value of the acquired entities over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes in the PRC. The fair value of the acquired entities consists of purchase price and the fair value of non-controlling interests. Fair value of non-controlling interests is measured based on fair value method in accordance with ASC 805 by grossing up the fair value of the controlling interests and taking into consideration control premium discount.

Goodwill associated with Shenke and Hyssen is attributable to the patient monitoring segment and the in-vitro diagnostic segment, respectively. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

20	Acquisitions (Continued)

Acquired intangible assets:

	Estimated Useful Life	Gross Carrying Amount
Tradename	10 years	$1,306
Core technology	10 years	1,631
Customer relationships	10 years	779

Total Intangible Assets		$3,716

The Company has not prepared the pro-forma condensed combined statement of operations in accordance with ASC 805 as the acquisitions in aggregate are not material.

21	Commitments and contingencies

(a)	Lease commitments

Rental expenses under operating leases were $6,143, $8,784 and $11,071 for year ended December 31, 2009, 2010 and 2011, respectively.

The minimum rentals under operating leases are as follows:

Years ended December 31,
2012	$9,281
2013	7,337
2014	4,044
2015	3,400
2016	3,297
2017 and thereafter	3,619

$30,978

(b)	Capital commitments

As of December 31, 2011, the Company had outstanding capital commitments for property, plant and equipment totaling $23,354.

(c)	Contingencies

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued for the years ended December 31, 2009, 2010 and 2011 were not material to the Company’s financial position, results of operations or cash flows.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

22	Distribution of profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their reserve either in the form of dividends, loans or advances, which restricted portion amounted to approximately $27,162 and $29,105 as of December 31, 2010 and 2011, respectively.

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

The Company has combined two operating segments, namely ultrasound and radiology, to arrive at the medical imaging systems reporting segment. These operating segments exhibit similar long-term financial performance and economic characteristics and are also similar in nature of the products, production processes, the type of customers and distribution methods.

The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance. All revenues are attributed to sales to external parties.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

23	Segment reporting (Continued)

For the years ended December 31,

	Patient Monitoring and Life Support Devices	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
For the Years Ended December 31,
2011
Net revenues	$386,692	$222,270	$221,603	$50,178	$880,743
Cost of revenues	(174,509)	(98,348)	(77,020)	(44,425)	(394,302)

Gross profit	$212,183	$123,922	$144,583	$5,753	$486,441

2010
Net revenues	$316,223	$175,245	$173,170	$39,671	$704,309
Cost of revenues	(136,388)	(70,554)	(57,086)	(39,306)	(303,334)

Gross profit	$179,835	$104,691	$116,084	$365	$400,975

2009
Net revenues	$278,082	$155,406	$162,470	$38,225	$634,183
Cost of revenues	(122,979)	(67,963)	(59,702)	(29,675)	(280,319)

Gross profit	$155,103	$87,443	$102,768	$8,550	$353,864

Geographic disclosures

The Company’s revenues by geography are based on country of customer destination. The net revenues attributable by country of domicile, the United States of America and other countries are as follows:

	Years Ended December 31,
	2009	2010	2011
Net revenues:
PRC	$292,607	$293,435	$374,312
United States Europe (Note a)	105,259 75,574	104,814 87,720	136,689 91,046
Other countries (Note a)	160,743	218,340	278,696

Total consolidated net revenues	$634,183	$704,309	$880,743

Note a: Net revenues derived from Europe were previously included in “Other countries”.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, unless otherwise stated)

23	Segment reporting (Continued)

Long-lived assets located at the respective geographic areas are as follows:

	Year Ended December 31,
	2010	2011
Long-lived assets
PRC	$219,467	$259,685
United States	29,173	28,338
Other countries	5,075	5,201

Total consolidated assets	$253,715	$293,224

Long-lived assets represent non-current assets excluding financial instruments, deferred finance cost and deferred tax assets.

Major customers

There was no single customer which contributed for 10% or more of the Company’s net revenues for the year ended December 31, 2009, 2010 and 2011, respectively.

24	Subsequent Events

On February 27, 2012, the Company’s board of directors declared a cash dividend on its ordinary shares of $0.40 per share. The dividends are payable on or around April 10, 2012, to shareholders of record as of March 9, 2012.

In January and February 2012, the Company acquired a controlling stake in Zhejiang Greenlander Information Technology Co. Ltd. and Hunan Changsha Tiandiren Biotech Co., Ltd. at a consideration of $3,007 and $2,910, respectively. The Company expects to achieve synergies in the transactions by combining its strong engineering, manufacturing, sales and management platforms with these two subsidiaries’ brand name, technology and expertise in the areas of medical imaging and microbiology analysis, respectively.