Form 20-F
period 2012-12-31
Mindray Medical International LTD
filed 2013-04-08
CIK 1373060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 87,814,624 Class A ordinary shares and 29,619,907 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•

“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including, among others, Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, Shenzhen Mindray’s predecessor entities, Nanjing Mindray Bio-Medical Electronics Co., Ltd., or Nanjing Mindray, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd., or Beijing Mindray and Mindray DS USA Inc., or Mindray DS USA;

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

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

•	“Exchange Act” refers to the United States Securities and Exchange Act of 1934, as amended.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011, and 2012 and as of December 31, 2011, and 2012.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our plans to launch new products or product lines;

•	our expectations regarding market acceptance of, and demand for, our products;

•	the effects and integration of our former, current and future acquisitions;

•

our ability to expand our production and manage our sales and distribution network and other aspects of our operations, including our sales and service offices, our manufacturing facilities and our research and development centers;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally;

•	relevant government policies, healthcare reform and regulations relating to the medical device industry;

•	the projected growth in certain product lines;

•	the projected growth of the medical device industry in China and internationally;

•	our future business development, financial condition and results of operations;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	the effects of global macroeconomic conditions on our business; and

•	general economic and business conditions in the countries where our products are sold.

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. See Item 3.D , “Key information — Risk Factors” and elsewhere in this annual report for important risks and factors could cause our actual results to be materially different from our expectations.

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

The selected consolidated balance sheet data as of December 31, 2011 and 2012, and the selected consolidated statement of operations data for the years ended December 31, 2010, 2011, and 2012, were derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated financial data for the years ended December 31, 2008 and 2009 and as of December 31, 2008, 2009 and 2010 were derived from our audited consolidated financial statements that are not included in this annual report. The following consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects”.

Our audited consolidated financial statements were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	$547,527	$634,183	$704,309	$880,743	$1,060,054
Cost of revenues(1)	(250,573)	(280,319)	(303,334)	(394,302)	(459,389)

Gross profit	296,954	353,864	400,975	486,441	600,665
Operating expenses:
Selling expenses(1)	(80,088)	(106,142)	(122,960)	(167,049)	(188,804)
General and administrative expenses(1)	(39,903)	(47,512)	(61,193)	(70,330)	(116,228)
Research and development expenses(1)	(51,945)	(58,383)	(60,316)	(82,024)	(104,302)
Realignment costs — post acquisition	(899)	(1,215)	(919)	—	—
Expense of in-progress research and development	(6,600)	—	—	—	—

Income from operations	117,519	140,612	155,587	167,038	191,331
Other income, net	4,918	25,525	8,835	3,108	1,619
Interest income	8,361	6,574	11,575	20,816	30,794
Interest expense	(5,163)	(4,759)	(2,900)	(1,390)	(4,093)

Income before income taxes and non-controlling interests	125,635	167,952	173,097	189,572	219,651
Provision for income taxes	(16,948)	(28,764)	(17,631)	(22,647)	(37,369)

Net income	$108,687	$139,188	$155,466	$166,925	$182,282
Less: Net income attributable to non-controlling interests	—	—	—	(296)	(2,073)

Net income attributable to Mindray shareholders(2)	$108,687	$139,188	$155,466	$166,629	$180,209

Basic earnings per share	$1.01	$1.28	$1.37	$1.45	$1.54
Diluted earnings per share	0.96	1.23	1.32	1.41	1.50
Dividends declared per share	$0.20	$0.20	$0.30	$0.40	$0.50
Shares used in computation of:
Basic earnings per share	107,366,250	108,567,305	113,638,024	115,254,095	116,749,213
Diluted earnings per share	113,364,756	113,025,775	117,581,196	118,449,851	119,815,004

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands except share data)
Balance Sheet Data:
Cash and cash equivalents	$96,370	$204,228	$137,502	$124,311	$247,859
Working capital(3)	147,593	257,027	520,043	682,078	818,254
Total current assets	427,414	511,665	694,600	939,309	1,220,845
Total assets	785,771	966,265	1,150,561	1,458,971	1,857,118
Total current liabilities	279,821	254,638	174,557	257,231	402,591
Non-controlling interests	2	2	2	8,943	46,272
Total shareholders’ equity	498,092	640,549	966,601	1,142,492	1,330,843
Total equity	498,094	640,551	966,603	1,151,435	1,377,115
Capital Stock	14	14	15	15	15
Number of ordinary shares issued(4)	107,663,703	109,390,440	114,619,759	115,341,581	117,434,531

(1)	Share-based compensation charges incurred during the years related to:

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Cost of revenues	$423	$467	$320	$762	$811
Selling expenses	2,870	3,406	2,569	4,429	4,457
General and administrative expenses	2,697	3,318	1,591	3,118	4,409
Research and development expenses	2,731	3,047	2,800	4,059	4,307

(2)	Income attributable to Mindray shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.
(3)	Working capital is equal to current assets less current liabilities.
(4)	Our ordinary shares consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights, of which each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technological trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. To develop new products, we may acquire, through acquisitions, products and technologies that are not currently incorporated in our existing product lines. Commercialization of any new product requires relevant government approvals, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously partially offset the effects of declining average sales prices with sales volume increases and manufacturing cost reductions, we may be unable to continue doing so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

Our success in developing and commercializing new products is determined by our ability to:

•	accurately assess technological trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	effectively manage our brands;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate competitive trends to compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively, including providing financing to our customers;

•	effectively integrate acquired technology or products into our manufacturing, sales and distribution network; and

•	effectively integrate customer feedback into our research and development planning.

We depend on distributors for a substantial portion of our revenues. Failure to establish and maintain relationships with distributors would materially and adversely affect our business, financial condition, results of operations.

We depend on distributors for a substantial majority of our revenues. We typically do not have long-term distribution agreements; however, beginning in 2011, we began and may continue to enter into 3-year distribution agreements with certain of our distributors to encourage ongoing cooperation between us and investment by such distributors in promoting our products. Certain of our distribution agreements may have contained terms that were not favorable to us, and as our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. At times, we may also become engaged in contract disputes or other negotiations with distributors. Consequently, establishing relationships with new distributors, maintaining relationships with existing distributors, and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew distribution agreements at favorable terms or our failure to successfully negotiate contract disputes, could negatively affect our ability to effectively sell our products and could materially and adversely affect our business, financial condition and results of operations.

If we are unable to effectively structure and manage our distribution network, actions taken by our distributors could harm our corporate image and cause us to fail to meet our sales goals.

We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, some of which we have previously experienced, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with products that they have contracted to sell for us;

•	sell our products outside of our pricing guidelines, distorting the market price our products;

•	sell our products outside their designated territory or to non-authorized end-users, possibly in violation of the exclusive distribution rights of other distributors;

•	directly or indirectly distribute products lacking necessary U.S. certifications into the U.S. market in violation of applicable U.S. law;

•	fail to adequately promote our products; and/or

•	fail to provide proper training, repair and service to our end-users.

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

Our direct sales operations are costly and the related ongoing operational costs could have a material adverse effect on our business.

We maintain direct operations in the United States, Europe and certain emerging growth countries, and rely on direct sales for a significant portion of our revenues from these areas. Maintaining a direct sales force is costly. In the United States and Europe, we typically provide our direct operations personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. Maintaining these direct operations is costly and ongoing operational costs could have a material adverse effect on our business.

Maintaining a direct sales force and independent distribution network in the same regions could result in potential sales conflicts that negatively impact our revenue and results of operations and ability to attract and retain sales personnel.

We maintain both a direct sales force and an independent distribution network in China, the United States, Europe and certain emerging growth countries, creating the potential for conflict between them. If our independent distributors and direct sales force compete with each other in any designated territory, our independent distributors could reduce their selling prices for our products to make sales. Because we generate higher revenues from direct sales, this would negatively impact our revenue. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force, making it more difficult to attract and retain sales personnel.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve acquisitions of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. For example, in 2012, we completed four more acquisitions in connection with four China-based companies that produced medical equipment, devices or other products, including the acquisition of complementary product lines and products that have not historically been offered by us. The integration of these companies and future acquired entities into our business may be unsuccessful and we may be unable to expand into new or existing markets as well as we expect. Acquisitions could also require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. In addition, if we do not obtain full ownership in a company, as was the case with our 2012 acquisitions, we may not realize the anticipated benefits of the acquisitions due to an inability to fully control their management. These risks and risks associated with our integration of acquired businesses could have an adverse effect upon our business, financial condition, and results of operation.

Acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, increased exposure to litigation, historical or continuing regulatory issues of the acquired entity and employee matters associated with headcount and other human resourcing decisions. If we fail to timely and successfully integrate our compliance systems into the newly acquired subsidiaries, we may also face increased exposure to litigation, regulatory issues or other disputes. Additional risks include the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset related costs, expenses of acquisitions and potential loss of, or harm to, relationships with distributors, customers, suppliers and employees as a result of our integration of new businesses and new regulations governing international markets. In addition, we may incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

International operations may be costly, time-consuming and difficult. If we do not successfully operate or expand internationally, our profitability and prospects could be materially and adversely affected.

Our success significantly depends upon our ability to operate in our existing international markets and enter into new international markets. In operating and expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. In our international operations we have experienced increasingly intense competitive conditions and we may fail to anticipate competitive conditions in our existing markets and any new markets we may expand into. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend more on marketing and promotion than we do in our existing markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. If our international operations and expansion efforts in existing and new markets are unsuccessful, our profitability and prospects could be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	difficulties of administering foreign operations generally;

•	fluctuations in local currencies against the Renminbi;

•	implementation of foreign exchange controls, which may affect customers’ ability to remit payment;

•	limited protection for intellectual property rights and exposure to intellectual property litigation in the countries in which we do business;

•	obligations and compliance costs associated with a wide variety of foreign laws and regulatory requirements (e.g. import and licensing laws and local employment/labor laws and regulations);

•	changes in tariffs;

•	burdens on working capital due to financing issues for our accounts receivables, particularly in developing markets;

•	healthcare reforms;

•	increased risk of exposure to terrorist activities;

•	difficulties obtaining raw materials or product supplies or other logistical issues due to natural disasters;

•	financial condition, expertise and performance of our international distributors;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our revenues.

In recent years, consolidation among health-care providers, such as the National Health Service in the United Kingdom, have resulted in consolidated healthcare entities that reduce local competition and increase pricing pressures on us. Additionally, as consolidation of such health-care providers continues, we may require increased costs in order to market our products and successfully maintain our existing sales relationships.

In the United States and Europe, the formation of group purchasing organizations, or GPOs, has resulted in increased competition and pricing pressures, as GPOs historically purchase items at bulk discounts and prefer to buy the majority of products from fewer brands to maximize preferred pricing. Additionally, certain for-profit GPOs may require steep discounts in order to meet their profit margins, and may also be solely responsible for purchases by groups of hospitals or healthcare clinics in a specific region.

If we are unable to enter into contracts with GPOs and integrated health networks on satisfactory terms or at all, our revenues would be adversely affected.

We depend on our key personnel, and our business and growth may be adversely impacted if we lose their services.

Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our chief executive officer, Mr. Li Xiting, and on our other key senior management to manage our business and operations. In November 2012, Mr. Xu Hang, one of our founders, resigned as our co-chief executive officer, a position he had held since 1991. Although Mr. Xu remains our chairman, if we lose the services of any other key senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could adversely impact our business and growth.

Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople. Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Although we grant share incentive awards, such awards may cease to be effective to retain our current employees once the shares are vested and bonus amounts are paid out. We may need to increase our total compensation costs to attract and retain experienced personnel required to achieve our business objectives and failure to do so could adversely impact our business and growth.

Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. In particular, competition in our market segments has continued to grow in recent years, creating significant pricing pressure. We face direct competition in China, the U.S. and globally across all product lines and price points. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have or may have:

•	greater financial and other resources;

•	larger variety of products;

•	lower cost structures, domestic support, or local protection through tariff and non-tariff barriers;

•	more products that have received regulatory approvals;

•	greater access to public equity markets or financing options;

•	greater pricing flexibility;

•	availability of financing for our customers;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	capability to offer vendor financing or offer or facilitate leasing arrangements;

•	more preferential treatment locally due to government policies;

•	stronger brand recognition; and

•	larger sales and distribution networks.

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

Moreover, some of our competitors based outside China have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage. In other emerging markets, we have also seen larger competitors setting up sizable local businesses or acquiring local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure. Furthermore, potential competitors may move from their established market segments into market segments we have historically focused on.

We may be unable to ensure compliance with anti-corruption laws.

We could be liable for violations of applicable law, including China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act, or FCPA, and the Bribery Act 2010 of England and Wales, or the UK Bribery Act, arising in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, we believe that corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the China Food and Drug Administration, or CFDA, and clinical trials conducted by Chinese hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the antibribery provisions of the FCPA and other applicable anticorruption laws. Additionally, as we have sales offices in the UK and employ UK citizens, we may be subject to the commercial bribery provisions of the UK Bribery Act, which applies to non-government officials. Numerous enforcement actions by government authorities in the U.S., China, and other jurisdictions have involved corruption in the medical device industry. In January 2013, we updated our anti-corruption policies and procedures to ensure compliance with applicable laws concerning corrupt practices. We also hired a dedicated compliance officer and established the Compliance Office to monitor implementation of such policies and procedures together with our Supervision Department and Internal Audit Department. However, as competition intensifies in the medical device industry in these markets, we cannot guarantee that our employees will not intentionally violate applicable anti-corruption laws. Because individual employees may find it difficult in some circumstances to distinguish appropriate practices for establishing and maintaining constructive relationships with business contacts from inappropriate practices, we cannot guarantee that our employees will not inadvertently violate applicable anti-corruption laws. We may also be held liable for actions taken by our distributors even though a majority of our distributors are non-U.S. or UK companies that are not subject to the FCPA or the UK Bribery Act. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products.

If we or our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by us or our distributors.

Recent publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us.

Litigation and negative publicity surrounding companies with operations in China that are listed in the United States have resulted in declining stock prices for such companies. Various equity based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, which have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, loss in share price and share price volatility, and increased directors’ and officers’ insurance premiums, which could have a material adverse effect upon our business, financial condition, and results of operation.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets and government tender sales in China, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our distributors typically order our products on a purchase order basis. We project product demand based on rolling distributor projections, our understanding of anticipated hospital procurement spending, and distributor inventory levels. However, our lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers make it difficult for us to accurately forecast demand.

In countries where we lack a direct sales force, our demand projections are generally less reliable than in countries where we have a direct sales force because we have less available information on which to base our projections. Specifically, we lack consistently reliable information regarding international distributor inventory levels in these markets, and we sometimes lack extensive knowledge of local market conditions or about distributor purchasing patterns, preferences, or cycles. Furthermore, because shipping finished products to international distributors typically takes longer than shipping to domestic distributors, inaccurate demand projections can result more quickly in unmet demand. We additionally may have unpredictably large tender sales orders for which we may have insufficient inventory to fill along with the additional orders in our pipeline.

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to manage our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance inventory costs and production flexibility, we may fail to accurately forecast demand to predict and maintain appropriate levels of inventory reserve, which could cause uneven and unpredictable sales flow or could affect our ability to coordinate our procurement and production to meet demand on a timely basis. Our inability to accurately predict or timely meet demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

Our business may be affected by recent healthcare reforms.

On January 21, 2009, China launched its three-year healthcare reform initiative, initially pledging to provide up to RMB850 billion in healthcare reform projects throughout China. In 2011, the Chinese government released its 12th Five-Year Plan, the guidance for social, economic and environmental development for the country over the next five years. The Five-Year Plan discussed efforts to deepen the reform of China’s health care system, including increased allowances for medical insurance plans in both rural and urban areas and expanding the coverage of the country’s essential medicine system to village clinics and non-government-run primary healthcare institutions and ensuring universal access to basic health care services. These PRC healthcare reform acts and future healthcare reform could adversely affect our business in several ways, including:

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

•

Changes in customer spending patterns. Healthcare reform may additionally be targeted at individuals rather than hospitals, which could affect the spending patterns of our customers in ways we may not be able to anticipate. For example, increased insurance coverage for PRC residents under the healthcare reform initiative could potentially increase patronage at larger sized hospitals rather than county-level hospitals and local clinics, lowering our sales to such county-level hospitals and local clinics.

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sale price. We are unable to predict the extent of impact of this excise tax on our profitability in the United States. Additionally, challenges to the constitutionality of healthcare reform acts in the United States may have caused uncertainty in hospital spending, contributing to modest hospital spending in the United States in recent years.

We currently principally rely on four facilities for manufacturing, assembly and storage of our products and to conduct research and development activities and are developing a new reagent manufacturing plant. Any disruption to our current manufacturing facilities or in the development of any of these facilities could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

We manufacture, assemble and store a substantial majority of our products, as well as conduct some of our research and development activities, at our three facilities located in Shenzhen, China. We also manufacture, assemble and store products and conduct some of our research and development activities at our facility in Nanjing, China. We do not maintain other back-up facilities, so we depend on these facilities for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facilities and certain equipment located in these facilities would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facilities. The occurrence of such an event could materially and adversely affect our business.

We are also in the process of developing a reagent manufacturing plant in China, which we expect will be completed by the end of 2014. We may experience difficulties that disrupt our manufacturing activities, management and administration, or research and development as we migrate and expand into this facility. We may also encounter difficulties obtaining regulatory approval for construction and development. Moreover, we may not realize the anticipated benefits of our development of this facility. Any of these factors could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facilities. Our purchases are generally made on a purchase order basis and we do not have long-

term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. From time to time we may also have contract disputes or other negotiations with our suppliers and our OEM/ODM partners. Interruptions in certain material or component supplies could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. For example, on March 11, 2011, a severe earthquake and tsunami hit the northeastern coast of Japan, causing widespread damage. Although we were able to adjust for the interruption to our supply chain by finding alternate suppliers and increasing our supply reserves, similar disruptions to purchases of raw materials or components from suppliers and manufacturers from Japan or any other region could impact our working capital, harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

Pursuing our growth strategy will strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes building our brand, increasing market penetration of our existing products, developing or acquiring new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Implementing our growth strategy has resulted in, and will continue to result in, substantial demands on management resources. In particular, pursuing our growth strategy will require, among other things:

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

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Such inability could materially affect our business, financial condition, results of operations and prospects.

We depend on information technology, or IT, to support our business operations, the failure of which would materially and adversely affect our business, results of operations and prospects.

We have a globally integrated IT infrastructure consistent across our China, U.S. and European operations. This integrated IT infrastructure is complicated by broad geographies, differing languages and business models. Our primary China-based IT operations are located in Shenzhen and include our data center, production, standby facilities and backup storage. We also have smaller local IT operations at our sites in the U.S. and Europe. Any physical damage to our IT systems, including by natural disasters or intentional acts of vandalism, would create significant disruptions to our business and operations and would be costly to repair. Additionally, any failure of our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

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

We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property or other claims by third parties, who may also initiate litigation against us. For example, in December 2012, a patent infringement claim was filed against Mindray DS USA and Shenzhen Mindray. See Item 4, “Information on the Company — Legal Proceedings.” Additionally, as we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the U.S. or Europe. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. We may be unsuccessful in defending all or even some of the claims brought against us. We may also engage in settlement or other negotiated agreements to avoid further costs associated with defense of intellectual property suits. For example, in 2011, we and certain Datascope entities agreed that we would acquire all rights, title and interest in certain trademarks, service marks and other names in exchange for a one-time payment to Datascope of $7.0 million and the grant to Datascope of an exclusive 20-year limited license of certain of such trademarks, service marks and other names.

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

We regard our brand names as critical to our success. Disputes over use of our brand names or the brand names we license may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization, including the unauthorized use of our domain names. We have experienced unauthorized use of our domain names and are currently in the process of reclaiming certain of our domain names in accordance with the Uniform Domain Name Dispute Resolution Policy adopted by the Internet Corporation for Assigned Names and Numbers (“ICANN”). We have also experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Litigation could also result in substantial costs and diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer in China are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the CFDA, the United States Food and Drug Administration, or FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products.

From time to time, we may be subject to inspections by regulators including the FDA on our quality systems and regulatory compliance. For example, on November 29, 2012, Mindray DS USA received an FDA warning letter, which was subsequently made available on the FDA’s website, regarding certain corrective and preventive actions relating to our products and quality system related processes. The letter documented an inspection of our Mahwah, New Jersey facilities from June 11 to August 16, 2012. With the assistance of certain outside specialists, we evaluated the FDA’s warning letter and are currently addressing the issues set forth in the letter. Although we believe that the issues set forth in such warning letter are addressable, any failure to satisfactorily respond to these or other FDA issues or observations could subject us to further inspections and FDA actions or penalties including embargos on our products. If we incur FDA penalties or we are unable to obtain clearances or approvals needed to market existing or new products in a timely fashion or at all, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

Failure to comply with applicable import and export related laws and regulations for our products could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

We primarily manufacture our products in China and then sell our products through different distribution channels in different geographies. We must comply with import and export related laws and regulations in every region we do business in, including China, the U.S., Europe and emerging markets. Import and export related laws, rules and regulations differ from region to region and our inability to comply with such regulations, rules and laws may have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. Failure to comply with import and export related laws and regulations for our products could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

Activities taken by us or our distributors in countries subject to U.S. economic sanctions could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers U.S. economic sanctions laws that prohibit certain activities with certain countries, governments, entities or individuals. We sell our products in international markets directly and through independent distributors, which are responsible for interacting with the end-users of our products. Although we have implemented internal controls to screen our customers and prevent our products from being directly sold to or sold through distributors to countries or entities subject to U.S. sanctions, failure of such internal controls could cause our products to inadvertently be sold to customers who are subject to U.S. sanctions, which would subject us to penalties ranging from fines to prohibitions on imports of our products. Certain of our independent non-U.S. distributors are also located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, North Korea, Sudan, Iran, Syria and Myanmar. Although none of these distributors are U.S.-based, do not sell U.S. origin products in those countries and are therefore unlikely to be subject to U.S. economic sanctions laws, any sales or actions inconsistent with company policy relating to violations of U.S. sanctions laws would materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. For example, in August 2012, we initiated a voluntary recall in the United States, Latin America and Australia to repair our A3/A5 Anesthesia Delivery System when we detected the possibility of a system leak. We subsequently advised the FDA of this recall and repaired 100% of affected machines in the United States, with no reports of associated injuries. However, if authorities in the countries where we sell our products decide that any of our products fail to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.

Government tender sales in China have and will likely continue to be a smaller portion of our revenues.

We have historically generated certain portions of our China revenues from government tenders sales. Tender sales in China are a discretionary decision driven by government policies and can vary in terms of magnitude and timing of sales. Due to lack of government spending on tender sales, our revenues from government tender sales in China have decreased or remained flat in the period from 2010-2012. We expect this trend of uncertainty and low government tender sales to continue in the near future. Our inability to accurately predict trends in government tender sales in China could cause us to underestimate demand and prevent us from timely meeting demand for our products, which in turn could materially and adversely affect our financial conditions and results of operations.

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

•

Additional restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in additional restructuring charges and/or asset impairment charges being recognized.

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

Our quarterly revenues and operating results have fluctuated and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	fluctuations in PRC government spending on healthcare and stimulus programs;

•	United States, Europe and PRC healthcare reform;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to year-end supplier pricing renegotiation;

•	changes in the industry operating environment;

•	changes in government policies or regulations, including new product approval procedures, or their enforcement; and

•	availability of financing for healthcare facilities.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the market price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2012, our cash and cash equivalents were mainly denominated in Renminbi, U.S. dollars and Euros. As a result, exchange rate fluctuations between the Renminbi, the U.S. dollar and the Euro affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi and Euro relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or the Euro. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. We have entered into certain forward contracts to reduce our liability to several foreign currencies, however, the effectiveness of these forward contracts may be limited and we may not be able to successfully reduce our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risk”.

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

As of March 28, 2013, three of our shareholders and their affiliated entities owned approximately 28.7% of our outstanding ordinary shares, representing approximately 64.3% of our voting power due to our dual-class ordinary share structure. Our chairman, Mr. Xu Hang, chief executive officer, Mr. Li Xiting, and our chief strategic officer, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the market price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as directors, officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ADSs and ordinary shares, which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2013 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences would apply to the U.S. investor.

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm and our management concluded that our internal control over financial reporting is effective as of December 31, 2012.

Our management’s or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the market price of our ADSs.

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

We conduct a substantial portion of our business operations in China and derived over 40% of our 2012 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

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

Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2012, the amount of these restricted portions of our PRC subsidiaries was approximately $32.9 million. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their abilities to transfer a portion of their respective net reserves to us whether in the form of dividends, loans or advances. Limitations on the ability of our PRC subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

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

The China Enterprise Income Tax Law, or the New EIT Law, and its implementing rules became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under the previous tax law. The New EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The New EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010, with a valid period of three years starting from 2010 to 2012. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and will expire by the end of 2013. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to evaluation by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate.

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years from 2009 through 2012. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the calendar years from 2009 through 2012. Nationwide Key Software Enterprise status is currently granted every two years by the relevant government authority in China. Shenzhen Mindray may not be granted this status for any future years.

Under the phase-out rules of New EIT Law, enterprises established before the promulgation date of the New EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the New EIT Law, entitled to enjoy its preferential treatment under the phase-out rules, under which it has enjoyed the 50% reduction of the EIT for the taxable years of 2008 to 2010. Another PRC subsidiary, Nanjing Mindray, was entitled to an EIT exemption for two years from 2008 to 2009 and a 50% tax reduction from 2010 to 2012.

The PRC tax policies, interpretations, and practices regarding the overlap, phase-out, and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Shenzhen Mindray, Beijing Mindray and Nanjing Mindray will continue to qualify as New and Hi-Tech Enterprises under the New EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. In addition, this VAT refund policy is extended after its expiration at end of 2010 by the State Council on January 28, 2011 by promulgation of the Notice on Printing and Distribution of Several Policies to Further Stimulate the Development of Software and Integrate Circuit Industries, without a specific term for the extension however. The amount of VAT refunds included in revenue in 2010, 2011 and 2012 was $17.7 million, $21.5 million and $26.9 million, respectively. While Shenzhen Mindray expects to continue to qualify for the VAT refund, we cannot assure you that Shenzhen Mindray will not encounter any challenges regarding such VAT refund from local tax authorities in the future.

We typically receive government subsidies for the development of new high technology medical products and purchase of export credit insurance as well as PRC government incentives for making high technology investments in their region and filing patent applications for new inventions on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any in the future.

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

The New EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the New EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, Circular 82 mentioned above specifies that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights.

Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Cayman Islands company or any of our overseas subsidiaries to be a PRC resident enterprise. However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income and reporting obligations. Second, although under the New EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, a withholding tax of 10% for our non-PRC enterprise investors or potentially an individual income tax of 20% for individual investors will be imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the new New EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise”, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. In addition, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the State Administration of Taxation further issued the Announcement regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. As a result, although our PRC subsidiaries are currently wholly-owned by our Hong Kong subsidiary, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Double Taxation Arrangement (Hong Kong) on dividends. If our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including an independent registered public accounting firm who participated in the audit of our company, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against five PRC-based accounting firms, including an independent registered public accounting firm who participated in the audit of our company, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. We were not and are not involved in the proceedings brought by the SEC against the accounting firms. If the SEC is successful in the proceedings, it could result in the accounting firms, including the independent registered public accounting firm who participated in the audit of our company, losing temporarily or permanently the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if the accounting firms including the independent registered public accounting firm who participated in the audit of our company were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to find timely another registered public accounting firm which can participate in the audit of our company, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

We sell our products through different distribution channels in different geographies. In the United States, the United Kingdom, France, Germany and the Netherlands, we sell our products primarily through a direct sales model. In China, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 1,300 distributors and approximately 1,900 sales, marketing and services personnel covering the China region as of December 31, 2012. Outside of China, we also work with about 1,500 third party distributors and have more than 900 sales, marketing and services personnel covering regions outside of China as of December 31, 2012. We additionally provide after-sales services to our direct-sales customers and through our distribution channel.

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

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues, before accounting for capitalization under U.S. GAAP, in research and development in 2010, 2011 and 2012. We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Chengdu, Xi’An and Shanghai, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, Stockholm, Sweden and Miami, Florida. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2012, we had more than 1,700 engineers and other research and development personnel in multiple research and development centers in China, the United States and Sweden. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems — and produce a range of medical devices and consumables across these business segments. These segments are additionally complemented by our new emerging segment with products obtained through acquisitions.

Over the past three years, we have significantly expanded our geographic scope and increased our revenues generated by international sales. Our products have been sold in more than 190 countries and regions, and international sales accounted for 55.4% of our net revenues in 2012.

We typically obtain a CE mark and FDA 510(k) clearance for the products we intend to market internationally. A CE mark certifies full compliance with the Medical Device Directives of the European Union and enables us to market the products in any member state of the European Union. We declare the CE mark ourselves for our in-vitro diagnostic products pursuant to the relevant regulation of European Union, and the remaining are issued by TUV. The CE mark issued by TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. FDA 510(k) clearance from the U.S. Food and Drug Administration, or FDA, is required to market any of the medical devices in our current product portfolio in the United States. We also obtain CFDA clearance for products that we plan to market in China, as well as certifications and registrations as required according to local regulation in the other markets where we sell our products.

The chart below provides selected summary information about the products that we introduced in 2012:

Business Segment	Products	Description
Patient Monitoring and Life Support Products	The A7 anesthesia machine	A high-end anesthesia product with intuitive design and electronic gas mixing technology which enable end users to enjoy maximum performance at all stages of anesthesia. It can also connect with the hospital information system, making it possible to share the clinical data directly from the point of care.

Medical Imaging Systems	The DC-N3 color ultrasound system	A full-featured ultrasound system with compact, user-friendly and ergonomic design that provides users with faster, more convenient and more efficient diagnosis.

	The Z6 portable color ultrasound system	An ultrasound system designed with a new shape, compact size, light weight, image optimization together with a powerful user-defined presets and patient information management system.

	The DigiEye 380/580/780 digital radiography systems	Digital Radiography series offer advanced features to meet a full range of clinical applications, which can improve patient comfort and reduce the operator’s workload.

In-vitro Diagnostic Products	The BS-2000 biochemistry analyzer	A high speed biochemistry analyzer with a throungput range from 2,000 photometric tests per hour for a single module to up to 4.400 tests per hour for dual modules with electrolyte tests. Hospitals and clinical laboratories with high sample volumes consumptions will benefit the most from its fast speed.

	The BS-480 clinical biochemistry analyzer	A floor-standing, discrete and random access clinical chemistry analyzer offering a constant 400 tests per hour.

	The BC-5390 auto hematology analyzer	An automatic hematology analyzer with superior technologies to produce an accurate differential readout. With the windows-based software, end-users can easily perform routine tests, manage patient results, and set up auto-cleaning.

We plan to introduce an additional 7 to 10 new products in 2013.

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

Patient monitoring and life support products accounted for 44.9%, 43.9% and 42.4% of our total net revenues in 2010, 2011 and 2012, respectively.

In-vitro Diagnostic Products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in five product categories: hematology analysis products, biochemistry analysis products, urine sediment analysis products, microbiology analysis products and coagulation analysis products.

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

Microbiology analyzers. Clinical laboratories use the microbial identification and antibiotic susceptibility testing (ID/AST) system to identify microbes and perform antibiotic susceptibility testing, while they use the blood culture system to recover pathological organisms. The rapid reporting of ID/AST test results and a continuous-monitoring blood culture system can result in better antibiotic management.

Coagulation analyzers. Coagulation analysis is commonly used to measure activated partial thromboplastin time(APPT), prothrombin time(PT), thrombin time(TT), Fibrinogen(FIB), D-Dimer, Clotting factor. It is mainly applied for examination before operation, cardiovascular and blood coagulation diseases detection.

Reagents. We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. We offer more than 52 reagents for hematology analyzers and 110 reagents for biochemistry analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 26.4%, 29.5% and 35.3% of our in-vitro diagnostic products segment revenues in 2010, 2011 and 2012, respectively.

In-vitro diagnostic products, including reagents, accounted for 24.9%, 25.2% and 27.0% of our total net revenues in 2010, 2011 and 2012, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes ultrasound systems, digital radiography systems,

Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently offer black and white and color ultrasound systems, with a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten x-ray exposure time compared to traditional film-based radiography systems. The detector design eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. Our magnetic resonance imaging system currently uses permanent magnetic field and in-scan technology to record the image of the scanned area of the body.

Our medical imaging systems segment accounted for 24.6%, 25.2% and 23.9% of our total net revenues in 2010, 2011 and 2012, respectively.

Other products

Our other products segment mainly includes orthopedic products, endoscope devices and healthcare IT solutions products.

We have a full range of orthopedic products including trauma, spine and joint. Trauma products are used to restore function of fractured extremities. Spine products are mainly applied in vertebral body damage and spine chronic diseases while joint products are applied in replacing damaged or disabled joints. An endoscope is an instrument used to examine the interior of a hollow organ or cavity of the body. Compared to traditional open surgery, minimally invasive surgery using a rigid endoscope is safer and quicker, resulting in less pain and shorter rehabilitation time for patients. Currently we have both rigid endoscope products and flexible endoscope products. Our healthcare IT solutions mainly include PACS (Picture Achieving and Communication System) and RIS(Radiology Information System). PACS is a medical imaging technology that provides economical storage of and convenient access to images from multiple modalities. RIS is a computerized database used by radiology departments to store, manipulate and distribute patient radiological data and imagery. The RIS system generally consists of patient tracking and scheduling, result reporting and image tracking capabilities, and is critical to the efficient workflow of radiology practices. The PACS and RIS systems are widely used in the radiology, ultrasound, endoscopy and pathology departments of hospitals as effective digital picture archiving and communication management solutions.

China Distribution, Direct and Tender Sales

Our products are sold in China primarily through our nationwide distribution and sales network, which, as of December 31, 2012, consisted of more than 1,300 distributors and 1,900 sales, marketing and services personnel covering the China region, located in 32 offices in almost every province in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Since 2010, we have maintained a sales reinforcement program in China to achieve real-time and comprehensive monitoring of hospital demand by appointing key account managers to gather market data for both private and public hospitals. Our sales reinforcement program has also resulted in a continuing consolidation of our exclusive distributors in certain geographical regions and for certain of our products. We typically negotiate and enter into annual framework distribution agreements with majority of our distributors and sell on a purchase order basis. However, for certain of our distributors, we enter into long-term distribution agreements to promote our cooperation and their investments by such distributors in promoting our products. None of our distributors accounted for more than 2% of our net revenues in each of the past three years. Prior to shipment, our exclusive distributors in China typically pay over 50% of the purchase price.

We also sell our products on a case-specific basis directly to hospitals, clinics, government health bureaus, and to original design manufacturer, or ODM, and original equipment manufacturer, or OEM, customers in China.

We define government tender sales as organized medical equipment purchasing activities from central or provincial governments in China for multiple hospitals, clinics and other healthcare facilities. Tender sales are a facilitated government-run tender process, and can involve both direct sales by us to end-users or sales through a distributor. Government tender sales are based on governmental budget, policies and directives. There is no certainty of the nature of such policies from period to period. We generally enter into China-based tender sales contracts with tender organizers such as government healthcare entities or provincial health departments. The terms of these contracts generally provide that following product delivery, the tender organizer has seven product inspection days, after which the products will be deemed accepted, and a one to three year warranty period will commence. Upon acceptance, the tender organizer will prepare an application for payment and an acceptance report to the relevant government body, such as a provincial finance bureau or procurement center, for approval and payment. The relevant government body will generally pay 95% of our invoice within 30 to 60 days after the acceptance date. The invoice balance is typically payable one year following the acceptance date. China-based tender sales and after-sales services provided to government agency customers accounted for 7.5%, 5.3% and 4.7% of our net domestic revenues, in 2010, 2011 and 2012, respectively.

International Direct and Distribution Sales

We have direct sales channels primarily in the United States, United Kingdom, France, Germany and the Netherlands, and employ sales teams in these regions who have direct sales experience with hospitals, medical clinics and doctors. For certain direct sales in the United States and France, we have also utilized third party equipment leasing agents. Such leasing companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the leasing company upon product delivery. For the period from 2010 to 2012, these arrangements represented an immaterial percentage of our total direct sales in the United States and France.

Other than direct sales channels, we also maintain a distributor network in international markets. As of December 31, 2012, our international distribution and sales network consisted of about 1,500 distributors covering more than 190 countries. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

As we expand our international sales, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas. Substantially all of our credit extended to international distributors is covered by our export credit insurance. See Item 5, “Operating And Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts”.

Marketing

We focus our marketing efforts on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2012, we attended more than 200 medical exhibitions in China and internationally. We also conduct on-site demonstrations of our products at hospitals on a regular basis, and we often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We primarily sell to two categories of customers: distributors, who sell through our distribution and sales network, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a revenues and geographic basis. Our ten largest customers based on net revenues collectively accounted for 6.2%, 8.5% and 5.2% of our net revenues in 2010, 2011 and 2012, respectively.

Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2012, we had more than 1,300 distributors in China and about 1,500 additional distributors internationally.

Hospital and government agency customers. In China, our hospital and government agency customers primarily include hospitals, as well as central and provincial level public health bureaus and population and family planning bureaus. These customers typically place, through state owned bidding agents, large volume orders that are awarded based on bids submitted by competing medical equipment companies, and we count them as government tender sales. In some cases, these customers do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with them, in which case we count these sales as direct sales.

Internationally, our direct sales force in the United States, United Kingdom, France, Germany and the Netherlands sell primarily to hospitals with 500 or fewer beds, as well as surgery centers, private clinics, and veterinary clinics.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 500 employees located in our main facility in Shenzhen and our 32 offices in China as of December 31, 2012. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•

End-User Support and Service. In 2012, we conducted almost 160 training sessions at our main facility in Shenzhen and 130 training sessions at our other offices in China. We also conducted more than 120 training sessions in hospitals and other venues throughout China. We maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

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

•	Extended Warranty Service. For both our end-users and our distributors we provide extended warranty services, typically under one-year contracts, for a separate fee.

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

International

In several of the countries where we have direct sales, particularly the United States, United Kingdom, France, Germany and the Netherlands, we provide substantial after-sales services, as well as one-year extended warranty services. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.

In our other international markets, we rely on our distributors to provide after-sales services, and provide extended warranty services for certain components of our products. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support visits to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.

We also maintain international sales and service offices. As our international markets mature, we will consider adding additional offices to assist with sales and support.

Manufacturing and Assembly

We manufacture, assemble and store a substantial majority of our products at our three facilities located in Shenzhen, and one facility in Nanjing, China. We also assemble and store products at our Mahwah, New Jersey facility.

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We continue to manufacture and assemble our in-vitro diagnostic products in our first China-based facility, which is approximately 20,700 square meters in size. We manufacture and assemble patient monitoring and life support products and medical imaging systems in our second China-based facility, which is approximately 87,000 square meters in size, in our Mahwah facility, which is approximately 12,000 square meters in size, and in our Nanjing facility, which is approximately 23,000 square meters in size.

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

We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchases in 2011 or 2012. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with CFDA regulations. In addition, we obtained ISO 9001 certification and ISO 13485 certification issued by both TUV and Beijing Hua Guang. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses and CE marks. We inspect components prior to assembly, and inspect and test our products both during and after their manufacture and assembly. See Item 3.D., “Key Information — Risk Factors — Risks Relating to Our Business and Industry — If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

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

Patient Monitoring and Life Support Products. For domestic sales of patient monitoring and life support products, our primary competitors are Philips Healthcare, and GE Healthcare. For international sales of patient monitoring devices, our primary competitors are Philips Healthcare, GE Healthcare and Draeger Medical.

In-vitro Diagnostic Products. For domestic sales of hematology analyzers, our primary competitors are Sysmex Corporation, Danaher Corporation and ABX. For international sales of hematology analyzers, our primary competitors are Sysmex Corporation, Danaher Corporation and Abbott Laboratories. For domestic sales of biochemistry analyzers, our primary competitors are Danaher Corporation, Hitachi and Roche Diagnostics. For international sales of biochemistry analyzers, our primary competitors are Danaher Corporation, Hitachi, Abbott Laboratories and Roche Diagnostics.

Medical Imaging Systems. For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Siemens Medical. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Sumsung Medison.

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

Seasonality

Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the slowest quarter for our sales due to the Chinese Lunar New Year holidays when our sales force works fewer days during the quarter, affecting both international and domestic sales revenues and lengthening accounts receivable turnover days. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese Lunar New Year holiday. In the second quarter revenues from sales are typically sequentially higher due to spending and settling of payment associated with newly approved customer budgets in China, and spending in the U.S. to fulfill budgetary requirements as many hospitals in the U.S. have a June 30 fiscal year end. In the third quarter, revenues are typically flat in our China, U.S., and European markets as customers reduce their commercial activity during summer holidays and, with respect to the U.S., certain hospitals’ new budgetary cycle begins. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is typically the strongest quarter for our China, U.S., and European sales, as many customers seek to spend all funds remaining in their annual purchasing budgets before the end of the fiscal and calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant.

Our accounts receivables balances and receivable turnover days are, in turn, impacted by seasonality in revenues. Our accounts receivable balances are typically lowest in the first quarter in connection with lower first quarter sales due to the Chinese Lunar New Year holiday, and typically highest at year-end, as the fourth quarter is traditionally our strongest sales quarter. Receivables turnover days for any period are calculated by using accounts receivable balances at the beginning and end of the period compared to revenues for the period. Demonstrating the impact of seasonality, our receivable turnover days for the first quarter of 2012 was 79 days (reflecting high accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 67 days for calendar year 2012.

Insurance

We maintain liability insurance coverage to cover product liability claims arising from the use of our products sold outside of China. We maintain comprehensive property insurance to recover loss and damage of certain of our fixed assets. We maintain cargo insurance coverage to recover loss and damage to our products during transportation. We also maintain motor vehicle insurance covering damage and third-party liability. We additionally maintain advertising insurance to cover certain of our advertising and promotional activities. Our insurance coverage, however, may not be sufficient to cover any claim for product liability, advertising or promotional liability or damage to our fixed assets or damage to our products during transit.

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance in China. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.”

We also provide directors and officers liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage expires on September 6, 2013.

We have in the past provided, and are increasingly providing, credit terms to qualified international distributors, typically located in North America and Europe. To date, substantially all of our credit extended to international distributors has been covered by our export credit insurance. See Item 5, “Operating And Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts”.

Facilities

See Item 4.D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business.

On December 21, 2012, Masimo Corporation brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Mindray DS USA’s U.S. Beneview pulse oximeters and sensors infringe its nine asserted patents relating to pulse oximeters and sensors, and that Shenzhen Mindray infringes the same patents and also breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013. Masimo’s Purchase and License Agreement with Shenzhen Mindray expired on December 31, 2012. Shenzhen Mindray plans to vigorously respond to Masimo’s Complaint, and its response is due on May 31, 2013. We accrued $9.7 million in dispute charges in 2012 in relation to this litigation.

Regulation

Our patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems are medical devices and are subject to regulatory controls governing medical devices in the countries where we manufacture and sell our products. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the CFDA, as well as the FDA in the U.S. and various regulatory agencies in Europe and other countries in which we sell our products. We are also subject to other PRC government laws and regulations which are applicable to manufacturers in general. CFDA requirements include obtaining production certifications, medical device manufacturing licenses, medical device distribution licenses, compliance with clinical testing standards, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.

China

Classification of Medical Devices

In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a Medical Device Manufacturing License and the level of regulatory authority involved in obtaining such license. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.

Class I devices require product certification and are those with low risk to the human body and are subject to “general controls”. Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls”. Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the CFDA under the strictest regulatory control.

The majority of our products manufactured in China are classified as Class II or Class III devices. The majority of our in-vitro diagnostic products are Class II medical devices and the remainder are Class III medical devices. Beneview series, PM series and MEC series patient monitors, TMS-6016 telemetry monitoring system, WATO series anesthesia machines, E5/E3 ventilator, are classified as Class III medical devices, while the remainder of our patient monitors and operating tables and surgical lights are classified as Class II medical devices. Our MRI system is classified as a Class III medical device, our DR is classified as Class II medical device, and our Color Doppler Ultrasound Device consists of products classified both as Class II medical devices and as Class III medical devices. The remainder of our medical imaging systems are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs, diluent and lead wires.

In China, our reagents used with our in-vitro diagnostic products are divided into the categories of hematology reagents, immunology reagents and clinical chemistry reagents. While a part of biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, all the reagents manufactured by us are subject to regulatory controls similar to those governing medical devices. i.e. in order to engage in the manufacture of IVD reagents, a manufacturer must have a medical device manufacturing license specifically covering IVD reagents, in order to engage in the distribution of IVD reagents, a distributor must have a medical device distribution license specifically covering IVD reagents unless it distributes its own IVD reagents products, in which case, no separate distribution license is needed, and each reagent product must be registered before it can be manufactured for commercial distribution.

Medical Device and IVD Reagent Manufacturing License

A manufacturer must obtain a manufacturing license from the provincial level food and drug administration before commencing the manufacture of Class II and Class III medical devices or IVD reagents. No manufacturing license is required for the manufacture of Class I devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it.

Our manufacturing license covers the manufacture of our patient monitoring and life support products, in-vitro diagnostic products (including IVD reagents) and medical imaging systems.

A manufacturing license, once obtained, is valid for five years and is renewable upon expiration. To renew a manufacturing license, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. Our manufacturing license will expire on December 20, 2015.

Medical Device Distribution License and IVD Reagent Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices or IVD reagents in China. A distribution license is valid for five years and is renewable upon expiration. To renew a distribution license, a manufacturer or distributor needs to submit to the provincial level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. We have a medical device distribution license covering the distribution of Class II and Class III medical devices which will expire on March 30, 2016 and a medical device distribution license covering the distribution of IVD reagents which will expire on March 4, 2015.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the Ethics Committee in the institutions approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The food and drug administration, after receiving an application for the registration, will review the application package and notify the applicant whether the application for registration is approved. The statutory periods within which the notification must be made is 60 business days after the provincial level food and drug administration receives the application for the registration of a Class II device and 90 business days after the CFDA receives an application for the registration of a Class III device. In practice, however, this review process for Class III devices could take up to 8 months or even longer. If approved, a registration certificate will be issued within ten days after written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.

Under a regulation enacted by the CFDA in April 19, 2007, all our IVD reagents products are subject to registration requirements similar to medical devices (except that, for the registration of IVD reagents products, the required inspection of the IVD reagents products by the inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine will not occur until after the clinical trial is completed). To date, approximately 120 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained required medical device registration certificates from respective levels of food and drug administration.

The CFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device or an IVD reagent.

Continuing CFDA Regulation

We are subject to continuing regulation by the CFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:

•	CFDA’s quality system regulations which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the CFDA certain types of adverse reaction and other events involving their products; and

•	CFDA’s general prohibition against promoting products for unapproved uses.

Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe we are in compliance with the applicable CFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the CFDA changes or modifies its existing regulations or adopts new requirements.

We are also subject to inspection and market surveillance by the CFDA to determine compliance with regulatory requirements. If the CFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

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

In September 2012, the European Commission adopted proposals for amendment of the Medical Device Directives (93/42/EEC) and the Regulation on In-vitro Diagnostic Medical Devices (98/79/EC) in order to enhance the current legal regime on medical devices and strive for more uniform implementation of rules throughout European Union. Both proposals have been submitted to the European Parliament and the Council and are targeted to be adopted in 2014. If adopted, these amendments would gradually come into effect from 2015 to 2019. Upon the effectiveness of the amendments, medical device manufacturers like us would be subject to more scrutiny, including a more thorough testing system on device manufacturing, more stringent traceability on safety responsibilities and stricter requirements for clinical assessment, among others.

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

Our PRC subsidiaries are regulated under the revised PRC Company Law which took effect on January 1, 2006. Accordingly, they shall allocate 10% of after-tax profits to a statutory common reserve fund. As of December 31, 2012, the amount of these restricted portions of our PRC subsidiaries was approximately $32.9 million. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

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

The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of March 31, 2013:

D.	Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our global operational headquarters consist of three standalone buildings, among which our old research and development building occupies approximately 18,000 square meters, our adjacent research and development and administration center adds approximately 80,000 square meters and our new comprehensive building used as company canteen and meeting rooms adds approximately 9,000 square meters. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we have established a research and development center in Nanjing and are presently operating approximately 23,000 square meters of research and development and manufacturing facilities. In China, we additionally operate research and development centers in Beijing, Chengdu, Xi’an and Shanghai. We also plan to develop a reagent plant in China by the end of 2014. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D, “Key Information — Risk Factors — Risks Related to Our Business and Industry — We currently principally rely on four facilities for manufacturing, assembly and storage of our products and to conduct research and development activities. Any disruption to our current manufacturing facilities or in the development of any of these facilities could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We maintain U.S. operational headquarters in Mahwah, New Jersey, which occupies approximately 12,000 square meters and is used for the manufacture, research and development, warehousing and final testing and assembly of certain of our patient monitoring and life support products.

We also maintain research and development centers in Seattle, Washington, Stockholm, Sweden and Miami, Florida. We have 32 local sales and services offices in China and more than 20 international sales and service offices.

The land on which we have developed our largest production facility (BaiWang) is leased for 10 years, through 2017, and the land on which we have developed our second largest production facility (XiLi) is leased for four years, through June 30, 2016. In April 2009, we successfully secured property rights to another location in Shenzhen where we would have a 50 year lease with land use rights which we would subsequently develop as a substitute for our currently rented production facility.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property
1	High-Tech Park of NanShan District, Shenzhen, China	Owned, approximately 107,000 square meters, used as a research and development center and operational headquarters

2	(XiLi) Shenzhen, China	Leased, approximately 20,700 square meters, used as a manufacturing, assembly, testing and research and development building

3	(BaiWang) Shenzhen, China	Leased, approximately 87,000 square meters; used as a manufacturing, assembly, testing and research and development building

4	(GuangMing) Shenzhen, China	Leased, approximately 5,200 square meters, used for a manufacturing, assembly, testing and research and development building

5	(GuangMing) Shenzhen, China	Owned, approximately 104,000 square meters of land, being developed to substitute the current manufacturing, assembly, test and research development building

6	HaiDian District, Beijing, China	Owned, approximately 2,200 square meters, used as research and development center

7	ChaoYang District, Beijing, China	Owned, approximately 1,900 square meters, used as a sales, marketing and administrative office

8	(ZhongGuanCun) Beijing, China	Owned, approximately 48,000 square meters of land, to be developed as a research and development center

9	Nanjing, China	Owned, approximately 207,675 square meters of land, to be developed for manufacturing, research and development, sales and other daily operations; currently holds approximately 23,000 square meters manufacturing, research and development buildings and 71,000 square meters being developed as manufacturing and assembling buildings

10	Chengdu, China	Leased, approximately 1,400 square meters, used as a research and development center

No.	Location	General Character and Use of Property
11	Xi’an, China	Owned, approximately 16,800 square meters of land, to be developed as a research and development center

12	Xi’an, China	Leased, approximately 1,300 square meters, used as a research and development center

13	Shanghai, China	Leased, approximately 1,500 square meters to be used as a research and development center and a service support office

14	Seattle, Washington	Leased, used for research and development, sales support and other daily operations

15	Mahwah, New Jersey	Owned, approximately 12,000 square meters, used as a Patient Monitoring and Technology Services headquarters and the assembly, research and development and warehousing of patient monitoring devices

16	Hoevelaken, Netherlands	Owned, approximately 3,080 square meters, used for office; leased, approximately 1,380 square meters, used for warehousing

17	Sundbyberg, Stockholm, Sweden	Leased, approximately 1,000 square meters, used for research and development, sales storage and other daily operations

18	Miami, Florida	Owned, approximately 1,200 square meters, used for research and development, sales support and client training

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our overall net revenues increased from $704.3 million in 2010 to $880.7 million in 2011 and to $1,060.1 million in 2012. Our net income increased from $155.5 million in 2010 to $166.6 million in 2011 and to $180.2 million in 2012.

Geographically, our net revenues generated from international markets increased from $410.9 million in 2010 to $506.4 million in 2011 and to $587.1 million in 2012. Our net revenues from international markets, as a percentage of total net revenues, were 58.3% in 2010, 57.5% in 2011 and 55.4% in 2012. In dollar terms, the increase in our international revenues reflects the continuous growth in our international distribution sales in 2012, particularly in emerging markets. While stable from 2010 to 2011, international sales as a percentage of total net revenues declined in 2012, mainly due to the slowdown in our net revenues growth in North America and Europe which grew at 4.3% and 10.9% in 2012 respectively as a result of weak hospital demand and economic uncertainties. However, since the fourth quarter of 2012, we have begun implementing a sales reinforcement program to monitor and analyze hospital demand and gather market data to improve our competitive position and efficiency in North America.

We sell our products through different distribution channels in different geographies. In China, due primarily to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales and service networks for medical devices in China with more than 1,300 distributors and approximately 1,900 sales, marketing and services personnel covering the China region as of December 31, 2012. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.

For international markets, we have over 900 sales, marketing and services personnel and work with about 1,500 third party distributors as of December 31, 2012. We intend to continue investing in international sales channels, including the localization of sales staff and service professionals in international offices. We believe that the localization of sales staff and service professionals in international offices improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products. The expansion of services support allows us to provide services to end customers directly, which allows us to understand customer needs and build our brand. We also intend to continue to strengthen our direct sales in international markets, particularly in North America and Western Europe.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2010, 2011, and 2012. We currently have research and development facilities located in Shenzhen, Beijing, Nanjing, Chengdu, Xi’an and Shanghai, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, Miami, Florida and Stockholm, Sweden. We believe that our emphasis on research and development is a core competency that has allowed us to achieve our historic growth and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2012, we had more than 1,700 engineers and other research and development personnel in multiple research and development centers in China, the United States and Sweden. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Pricing

We sell our products both to distributors and through our direct sales force. In markets where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Where we rely on direct sales, we price our products based primarily on market conditions. We believe that we offer value-based products with a more favorable ratio of functionality to cost than our competitors.

The average selling prices of our products typically decrease over time due to natural price erosion. With the current global market competition, we are facing more pricing pressures, particularly by competitors in international market, including pressures to provide or assist in arranging third-party financing, which we anticipate will continue in the near term. The consolidation of health care providers and the formation of group purchasing organizations additionally increase our pricing pressures as sales are made to fewer customers who prefer purchasing under bulk discounts. In China and the international markets, we anticipate average selling price declines generally in line with our prior experiences. We may also face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. Furthermore, our China sales include government tender sales, which tend to have higher sales volumes but lower average selling prices. In international markets, we offer competitive, value-based products. However, we also experience pricing pressure from our competitors as they offer more variety of products and have a longer history of establishment in the markets.

Our current selling prices are mainly denominated in U.S. dollars and Renminbi while significant portion of our costs are currently denominated in Renminbi. As Renminbi steadily appreciate against the U.S. dollar, currency fluctuations have not had a material impact on our overall pricing. However, we cannot assure you currency fluctuations will not have a material impact on our overall pricing in the future.

Revenue

Our customer base is widely dispersed on a geographic basis, with sales into more than 190 countries in 2012. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) anticipated increases in government healthcare spending, particularly directed at county-level hospitals; (ii) the growing private market for healthcare, driven by increasing wealth; and (iii) the increasing availability of health insurance and medical insurance reimbursement due to government initiatives. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long-term, we anticipate that net revenues from sales outside of China, particularly in emerging markets such as Latin America, Africa, the Middle East, the Commonwealth of Independent States (“CIS”) region and other developing Asian countries will increase as a percentage of our total revenues because the addressable medical device market outside of China is substantially larger than the China market. We also anticipate that our growth in areas such as North America and Europe will increase but to a lesser extent than China and emerging markets as a result of the effect of the prolonged economic uncertainties in the United States and Europe.

For our sales in China, we record revenues net of VAT. The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $47.0 million, $60.4 million and $78.0 million for 2010, 2011 and 2012 respectively, offset by a VAT refund. Pursuant to a PRC government policy, “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises”, we receive a VAT refund arising from the sale of embedded software in our devices. Although there has been no indication of an intention on the part of the PRC government to discontinue this policy, there is no assurance that the PRC government may continue such policy in the future. The amount of the VAT refund included in revenues was $17.7 million, $21.5 million and $26.9 million.

Our customer base is also widely dispersed on a net revenues basis. In each of 2010, 2011, and 2012, no single customer which include our distributors accounted for more than 2% of our total net revenues.

We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Our patient monitoring and life support products business segment accounted for 44.9%, 43.9% and 42.4% of our total net revenues in 2010, 2011 and 2012. Our in-vitro diagnostic products business segment accounted for 24.9%, 25.2% and 27.0% of our total net revenues in 2010, 2011 and 2012. Our medical imaging systems business segment accounted for 24.6%, 25.2% and 23.9% of our total net revenues in 2010, 2011 and 2012. Our services revenues, revenues from acquired businesses that were outside our three business segments, occasional revenues from contract research and development projects and other non-recurring revenues are grouped into business segment called “others”, which accounted for 5.6%, 5.7% and 6.7% in 2010, 2011 and 2012 .

Patient Monitoring and Life Support Products. We derive revenues for our patient monitoring and life support products segment from the sale of patient monitors and other life support and related products, which consist of patient monitoring devices, anesthesia products, defibrillators, surgical equipment, syringes and infusion pumps as well as ventilators. Our patient monitoring and life support products segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our near-term product pipeline. As our product offerings continue to grow through both self-development and acquisitions, we are able to provide more comprehensive solutions to hospitals.

In-vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic (“IVD”) products segment from diagnostic laboratory instruments and related reagents sales. Our current IVD products portfolio consists of five product categories: hematology analysis products, biochemistry analysis products, urine sediment analysis products, microbiology analysis products and coagulation analysis products. Our IVD product line has a very large market despite potentially limited product offerings. We anticipate continued IVD product revenue growth as we plan to invest significantly in, and further penetrate, this market by developing and introducing products with more comprehensive features. We also sell reagents for use with our products in in-vitro diagnostic products. Consumable liquid reagents must be used each time when an analysis is performed, generating a recurring revenue stream. We expect that reagent sales will increase in connection with increases in our IVD sales. Reagent sales are generally at a higher gross margin and provide a consistent revenue stream. Our reagent net revenues accounted for 6.6%, 7.5% and 9.5% of our total net revenues in 2010, 2011 and 2012. We expect reagent sales to increase in both dollar terms and percentage terms as we increase our installed base of analyzers, coupled with more effective marketing methods for our reagents.

Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of ultrasound systems, digital radiography products, our magnetic resonance imaging system and related accessories. We have successfully penetrated the ultrasound market in China and emerging markets, and anticipate that our future development in more advanced ultrasound and other imaging modality, coupled with further successes in penetrating the United States and other developed markets for ultrasound systems, will help us improve our sales within this segment in both the near and long-term.

Others. We primarily derive revenues for our others segment from provision of after-sales services as well as research and development services performed for customers on an ODM basis. Research and development income tends to be uneven in nature. This segment also includes revenues derived from acquired business, such as orthopedic products, endoscope devices and healthcare IT solutions products that are outside the three business segments as described above. We expect our others segment may not follow the same growth rate as our primary segments.

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

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry”.

Cost of Revenues

Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation of plant and equipment used for production purposes, shipping and handling costs, provisional costs of warranty-based maintenance, cost of repair and after-sales services, the cost of providing sales incentives, an urban construction and maintenance tax and education surcharge and other related surcharges imposed by the government effective from December 2010, and our other direct costs incurred to manufacture our products. Beginning in January 2013, our cost of revenues will also include a 2.3% excise tax on all U.S. medical device sales.

Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, our pricing strategies, manufacturing efficiencies, establishment of our after-sales services support in different markets. See “— Comparison of Years Ended December 31, 2011 and December 31, 2012 — Gross Profit and Gross Margin” and “— Comparison of Years Ended December 31, 2010 and December 31, 2011 — Gross Profit and Gross Margin.”

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

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2010 and 2012, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing or acquiring complementary products that can boost our total net revenues but may have lower gross margins. For example, to augment our suite of patient monitoring device and life support products, in 2009 we began offering surgical lights and surgical beds, which typically have lower gross margins than other products we offer in this segment. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure.

Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues, new product introductions and product mix change.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.

Selling Expenses

Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, contracted installation and maintenance services, lease payments for our sales and marketing offices, depreciation expenses related to equipment used for sales and marketing activities and other expenses incurred in connection with selling and marketing purposes.

In China, we primarily sell our products to distributors. Consequently, we believe our China sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products in China primarily to distributors, we are also seeking to expand our geographic coverage both domestically and internationally and build brand recognition and expect that certain components of our selling expenses as a percentage of total net revenues will increase as we develop our sales reinforcement program to achieve real-time and comprehensive hospital demand by appointing key account managers to analyze market data, increase our marketing activities, further utilize our sales client-relationship management system, and invest and expand in international sales channels, including the localization of sales staff in international offices, sales channel management, product promotion, product demonstration, and product training.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, excluding the impact of dispute charges or other non-recurring expenses, we anticipate that general and administrative expenses will stabilize as a percentage of net revenues.

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

Employee Share-Based Compensation Expenses

We issue share options or restricted shares under our Amended and Restated 2006 Employee Share Incentive Plan to our employees from time to time as a reward to our employees usually based on their achievement in prior year. Such options and restricted shares granted generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. We incurred $7.3 million, $12.4 million and $14.0 million in employee share-based compensation expenses in 2010, 2011, and 2012, respectively.

The table below shows the effect of the 2010, 2011 and 2012 share-based compensation charges on our operating expense line items:

	Years Ended December 31,
	2010	2011	2012
	(In thousands)
Cost of revenues	$320	$762	$811
Selling expenses	2,569	4,429	4,457
General and administrative expenses	1,591	3,118	4,409
Research and development expenses	2,800	4,059	4,307

Other Income, net

Other income, net, consists primarily of PRC government subsidies for the development of new high technology medical products and purchase of export credit insurance as well as PRC government incentives for making high technology investments in their region and filing patent applications for new inventions. We typically receive government subsidies or government incentives on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any.

Interest Income

Interest income represents interest income derived from cash deposits, deposits on restricted cash excluding restricted cash in respect of acquisition consideration held in escrow, short-term investments and restricted investments excluding restricted investment in respect of acquisition consideration held in escrow.

Interest expense

Interest expense represents primarily interest expense charged on our loan facilities.

Taxes and Incentives

Our company is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

In March 2007, China passed the China Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. The New EIT Law established a single unified 25% EIT rate for most companies, with a preferential EIT rate of 15% for qualified “New and High-Tech Enterprises”. Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010, with a valid period of three years starting from 2010 to 2012. Shenzhen Mindray and Beijing Mindray qualify for the 15% rate through the end of 2013. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to evaluation by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray and Beijing Mindray will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Nationwide Key Software Enterprise status is granted on every two years by the relevant government authority in China. Shenzhen Mindray has obtained the “Nationwide Key Software Enterprise” status for taxable year from 2009 through 2012 from the relevant government authorities. Under the current tax policies for software and integrated circuit industries, the status will allow Shenzhen Mindray to enjoy a single unified 10% EIT rate applicable for the calendar years from 2009 through 2012. Shenzhen Mindray may not be granted this status for any future years.

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

Shenzhen Mindray has been entitled to a refund of VAT paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of VAT refunds included in revenue in 2010, 2011 and 2012 was $17.7 million, $21.5 million and $26.9 million, respectively.

The urban construction and maintenance tax, or UCMT, and education surcharge, or ES, were enacted by the State Council back in 1985 and 1986 respectively. Specific circulars were subsequently issued by the State Council, Ministry of Finance and State Administration of Taxation to temporarily exempt foreign-invested enterprises, or FIEs, foreign enterprises, or FEs, and foreign individuals from these two surtaxes. As such, our PRC subsidiaries have not been subject to UCMT and ES. On October 18, 2010, the State Council released a circular Guofa [2010] No. 35 (“Circular 35”) entitled “Notice Issued by The State Council To Unify the Collection of UCMT and ES on Domestic and Foreign-Invested Enterprises and Individuals”, resuming the collection of the surtaxes from FIEs, FEs and foreign individuals, effective from December 1, 2010. Therefore, our PRC subsidiaries have been subject to UCMT and ES since December 1, 2010. Both of these surtaxes were imposed at a certain rate on the total amount of China’s turnover taxes (i.e., business tax, VAT and Consumption Tax). The applicable UMCT rate is 7% and ES rate is 3% for all of our PRC subsidiaries. In addition, Shenzhen Mindray has been subject to an additional 2% local ES since January 1, 2011.

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sale price. Accordingly, Mindray DS USA has been subject to this excise tax since January 1, 2013.

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

Acquisitions

Our growth strategy involves acquisitions of new technologies, businesses, products or services or establishing strategic alliances in areas in which we do not currently operate or areas in which we seek to further expand. In recent years, we acquired certain complementary businesses. In 2011 we acquired two and in 2012 we acquired five smaller medical devices companies located in China. Acquired businesses complementary to our existing business are grouped under our three primary business segments. Other acquired businesses, such as our medical orthopedic products, healthcare IT solutions, endoscopes and related surgical instrument businesses, are included in our “others” segment. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report.

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Years Ended December 31,
	2010		2011		2012
	(In thousands)
Net revenues	$704,309	100.0%	$880,743	100.0%	$1,060,054	100.0%
Cost of revenues(a)	(303,334)	43.1	(394,302)	44.8	(459,389)	43.3

Gross profit	400,975	56.9	486,441	55.2	600,665	56.7
Operating expenses:
Selling expenses(a)	(122,960)	17.4	(167,049)	19.0	(188,804)	17.8
General and administrative expenses(a)	(61,193)	8.7	(70,330)	7.9	(116,228)	10.9
Research and development expenses(a)	(60,316)	8.6	(82,024)	9.3	(104,302)	9.8
Realignment costs — post acquisition	(919)	0.1	—	—	—

Income from operations	155,587	22.1	167,038	19.0	191,331	18.0
Other income, net	8,835	1.3	3,108	0.4	1,619	0.2
Interest income	11,575	1.6	20,816	2.3	30,794	2.9
Interest expense	(2,900)	0.4	(1,390)	0.2	(4,093)	0.4

Income before income taxes and non-controlling interests	173,097	24.5	189,572	21.5	219,651	20.7
Provision for income taxes	(17,631)	2.5	(22,647)	2.6	(37,369)	3.5

Net income	$155,466	22.1	$166,925	19.0	$182,282	17.2
Less: Net income attributable to non-controlling interests	—	—	(296)	0.0	(2,073)	0.2

Net income attributable to Mindray shareholders	$155,466	22.1%	$166,629	18.9%	$180,209	16.7%

Note (a):

	Years Ended December 31,
	2010	2011	2012
	(In thousands)
Share-based compensation charges incurred during the years related to:
Cost of revenues	$320	$762	$811
Selling expenses	2,569	4,429	4,457
General and administrative expenses	1,591	3,118	4,409
Research and development expenses	2,800	4,059	4,307

Comparison of Years Ended December 31, 2011 and December 31, 2012

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2011 and 2012:

	2011		2012
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total
	(Dollars in thousands)
Geographic Data:
China	$374,312	42.5%	$472,991	44.6%
Other Asia	63,450	7.2	78,574	7.4
Europe	91,046	10.3	100,985	9.5
North America	138,348	15.7	144,283	13.7
Latin America	95,247	10.8	116,036	10.9
Others	118,340	13.5	147,185	13.9

Total net revenues	$880,743	100.0%	$1,060,054	100.0%

Segment Data:
Patient monitoring and life support products	$386,692	43.9%	$449,131	42.4%
In-vitro diagnostic products	222,270	25.2	286,075	27.0
Medical imaging systems	221,603	25.2	253,234	23.9
Others	50,178	5.7	71,614	6.7

Total net revenues	$880,743	100.0%	$1,060,054	100.0%

Our total net revenues increased by $179.3 million, or 20.4% from $880.7 million in 2011 to $1,060.1 million in 2012. The increase primarily reflected our continuing growth in our sales volume in both China and international markets.

On a geographical basis, net revenues generated in China increased by $98.7 million, or 26.4%, from $374.3 million in 2011 to $473.0 million in 2012. As a percentage of total net revenues, net revenues generated in China increased from 42.5% in 2011 to 44.6% in 2012. The increase in dollars terms and as a percentage of total net revenues is primarily attributable to the positive healthcare spending environment in China, particularly spending directed at county-level hospitals.

Net revenues generated from international markets increased by $80.6 million, or 15.9% from $506.4 million in 2011 to $587.1 million in 2012. This increase is primarily attributable to net revenue growth in emerging markets, particularly Latin America, Africa, CIS regions such as Russia and certain other developing Asian countries such as Indonesia, Philippines and India. As a percentage of total net revenues, net revenues generated from international markets decreased from 57.5% in 2011 to 55.4% in 2012. The decrease as a percentage of total net revenues reflected a slower growth in net revenues from international markets relative to China. The slower growth in net revenues from international markets is primarily due to slower net revenues growth in North America and Europe which grew at 4.3% and 10.9% in 2012 respectively as a result of weak hospital demand and economic uncertainties.

Each of our business segments experienced net revenues growth in 2012. Net revenues in our patient monitoring and life support products segment increased by $62.4 million, or 16.1%, from $386.7 million in 2011 to $449.1 million in 2012. All sub-segments under patient monitoring and life support product segments recorded growth in net revenues in 2012. We recorded a higher than average segment growth rate in our anesthesia products, defibrillators and surgical equipment in 2012. The slower net revenues growth rate in our patient monitors devices in 2012 was mainly driven by slower growth in sales volumes in Europe and decrease in sales volume in the United States as a result of weak hospital demand and economic uncertainties, offset by increase in sales volumes of patient monitoring devices in China and emerging markets.

Net revenues in our in-vitro diagnostic products segment increased by $63.8 million, or 28.7%, from $222.3 million in 2011 to $286.1 million in 2012. The increase in net revenues in our in-vitro diagnostic products segment primarily reflects the continued expansion of our installed equipment base, which provides a base for recurring reagent revenues growth. Reagent net revenues increased from 29.5% of total in-vitro diagnostic product net revenues in 2011 to 35.3% in 2012. Our five-part hematology analyzers and the mid-end bio-chemistry analyzers were the key drivers for reagents net revenues growth in 2012.

Net revenues in our medical imaging systems business segment increased by $31.6 million, or 14.3%, from $221.6 million in 2011 to $253.2 million in 2012. The increase in net revenues in our medical imaging systems business segment primarily resulted from our continuous growth in sales volumes for all our medical imaging systems products, particularly in emerging markets.

Net revenues from our others segment increased from $50.2 million in 2011 to $71.6 million in 2012. The increase in net revenues from others segment is primarily attributable to increase in net revenues derived from after-sales services in China as a result of our continuous growth in sales volume of medical devices, which increased demand for after-sales services, and net revenues generated by new businesses acquired in 2012.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues decreased from 44.8% in 2011 to 43.3% in 2012. The decrease in cost of revenues as a percentage of total net revenues was primarily attributable to improved utilization of our manufacturing facilities driven by increased product sales, change in sales mix and improved utilization of fixed costs on our after-sales services.

Patient Monitoring and Life Support Devices

Cost of revenues as a percentage of total net revenues decreased from 45.1% in 2011 to 43.5% in 2012. The decrease in 2012 was primarily attributable to improved utilization of our manufacturing facilities as a result of increase in sales volumes of our patient monitoring and life support devices and the introduction of enhanced products that typically provide higher than average gross margins.

In-vitro Diagnostic Products

Cost of revenues as a percentage of total net revenues decreased from 44.2% in 2011 to 41.7% in 2012. The decrease in 2012 was mainly attributable to change in sales mix. The proportion of net revenues from reagent sales, which typically have lower overall cost of revenues compared to equipment sales, increased from 29.5% of total in-vitro diagnostic net revenues in 2011 to 35.3% in 2012.

Medical Imaging Systems

Cost of revenues as a percentage of total net revenues slightly decreased from 34.8% in 2011 to 34.7% in 2012.

Others

Cost of revenues as a percentage of total net revenues decreased from 88.5% in 2011 to 79.1% in 2012. The decrease in 2012 was primarily due to improved utilization of fixed costs on after-sales services following an increase in services sales volume and the addition of new businesses with gross margins generally higher than services gross margins.

Gross Profit and Gross Margin

Total gross profit increased by $114.2 million, or 23.5%, from $486.4 million in 2011 to $600.7 million in 2012. Our consolidated gross margin was 55.2% in 2011 and 56.7% in 2012 as a result of the foregoing.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Operating expenses, as a percentage of total net revenues, increased from 36.3% in 2011 to 38.6% in 2012. Our operating expenses in 2012 were $409.3 million, an increase of 28.1% compared to $319.4 million in 2011. The increase in operating expenses is analyzed below:

Selling Expenses

Our selling expenses, as a percentage of total net revenues, decreased from 19.0% in 2011 to 17.8% in 2012. The decrease as a percentage of total net revenues was primarily attributable to improved efficiencies in our sales force in China as a result of implementation of our sales reinforcement program. Our selling expenses in 2012 were $188.8 million, an increase of 13.0% compared to $167.0 million in 2011. The increase is mainly due to a general increase in employee base salaries and bonuses for sales and marketing staff and an increase in travel, marketing and training expenses, particularly in China as a result of our increasing marketing activities.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, increased from 8.0% in 2011 to 11.0% in 2012. Our general and administrative expenses in 2012 were $116.2 million, an increase of 65.3% compared to $70.3 million in 2011. The increase in general and administrative expenses was driven primarily by: (1) a $9.7 million accrual in 2012 related to our Masimo dispute; (2) a $9.6 million increase in 2012 in our allowance for doubtful accounts, of which $4.0 million resulted from change in estimate for providing allowance for doubtful accounts against accounts receivable related to international sales in 2012; (3) increased general and administrative headcount; (4) an overall increase in related employee base salaries and bonuses; and (5) increased legal and professional fees to implement various projects improving our compliance and IT infrastructure.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, were 9.3% in 2011 and 9.8% in 2012. Our research and development expenses in 2012 were $104.3 million, an increase of 27.2% compared to $82.0 million in 2011. The increase in research and development expenses was primarily due to an increase in employee base salaries and bonuses.

Other Income, Net

We had other income, net, of $3.1 million and $1.6 million recorded in 2011 and 2012 respectively, a decrease of 47.9%. Other income, net in 2012 and 2011 included $2.0 million and $1.7 million related to PRC government subsidies for the development of new high technology medical products and purchase of export credit insurance as well as PRC government incentives for making high technology investments and filing patent applications for new inventions.

Interest Income

Our interest income in 2012 was $30.8 million, an increase of 47.9% compared to $20.8 million in 2011. The increase in interest income was driven by the increase in our cash and cash equivalents and short term investments in 2012, partially offset by a decrease in our overall interest rate earned from short term investments in 2012.

Interest Expenses

Our interest expenses increased from $1.4 million in 2011 to $4.1 million in 2012, an increase of 194.5%. The increase is mainly attributable to an increase in our bank borrowings used for working capital needs of entities outside China, and increases in average interest rate for our bank borrowings.

Provision for Income Tax

Provision for income taxes increased from $22.6 million in 2011 to $37.4 million in 2012, primarily driven by a write-back of $7.6 million income tax provision recorded in 2011 and a higher taxable income year over year. Our overall effective tax rate was 11.9% and 17.0% in 2011 and 2012, respectively. The increase in our effective tax rate was primarily attributable to the write-back of $7.6 million income tax provision in 2011 related to our receiving in 2011 “Nationwide Key Software Enterprise” status in respect of 2010 and non-deductible $9.7 million Masimo dispute accrual in 2012.

Net Income

As a result of the foregoing, net income increased from $166.6 million in 2011 to $180.2 million in 2012, while net margin decreased from 18.9% in 2011 to 17.0% in 2012.

Comparison of Years Ended December 31, 2010 and December 31, 2011

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2010 and 2011:

	2010		2011
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total
	(Dollars in thousands)
Geographic Data:
China	$293,435	41.7%	$374,312	42.5%
Other Asia	45,349	6.4	63,450	7.2
Europe	87,720	12.5	91,046	10.3
North America	116,826	16.6	138,348	15.7
Latin America	78,719	11.2	95,247	10.8
Others	82,260	11.6	118,340	13.5

Total net revenues	$704,309	100.0%	$880,743	100.0%

Segment Data:
Patient monitoring and life support products	$316,223	44.9%	$386,692	43.9%
In-vitro diagnostic products	175,245	24.9	222,270	25.2
Medical imaging systems	173,170	24.6	221,603	25.2
Others	39,671	5.6	50,178	5.7

Total net segment revenues	$704,309	100.0%	$880,743	100.0%

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

Net revenues generated from international markets increased by $95.6 million, or 23.3% from $410.9 million in 2010 to $506.4 million in 2011. This increase primarily reflects increased revenues from sales from our North America, Latin America and Other Asia regions. In the North America region, we benefited from continued broadening of our patient monitoring product offerings, which allowed us to address more precisely our customers’ specific needs and helped us to grow our business. In addition, revenues from sales of medical imaging systems continued to increase as a result of stronger brand penetration driven by our North America direct sales team efforts. International markets outside North America continued to grow and increases in revenues were driven by greater numbers of localized sales personnel and increased sales and marketing efforts, which resulted in increase in our brand awareness. As a percentage of total net revenues, net revenues generated from international markets decreased from 58.3% in 2010 to 57.5% in 2011.

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

Other Income, Net

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

Interest Income

We had $11.6 million and $20.8 million in interest income in 2010 and 2011 respectively, mainly from our short-term investments.

Interest expenses

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

Allowance for Doubtful Accounts

We sell our products domestically in China primarily through distributors. We generally require both our distributor and direct domestic customers to make advance payments or payments upon product delivery. However, from time to time, we extend credit to domestic distributors in the ordinary course of business, with payment in full typically due within 30 or 60 days of product delivery based on factors such as a satisfactory business history with us. Internationally, we sell our products through distributors and our direct sales force. We generally require distributors in developing markets to pre-pay for products in cash or with letters of credit, and generally require advance payments as a deposit. From time to time, we may allow distributors with a satisfactory business history with us to purchase products on different payment terms.

For international distributors, primarily located in North America and Western Europe, we frequently provide different payment terms that we believe are consistent with prevailing market practices in such areas. Payment in full is typically due within a negotiated period after product delivery. We typically extend credit to most of our international direct customers, primarily located in the U.S. and Western Europe, with payment in full typically within a negotiated period after product delivery, which we believe is consistent with prevailing market practices in such areas. As of December 31, 2011 and 2012, our accounts receivable balances totaled $200.4 million and $185.7 million, net of an allowance for doubtful accounts of $7.8 million and $16.0 million. The allowance for doubtful account reflects estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, we consider factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation and going concerns.

As of December 31, 2011 and 2012, the $7.8 million and $16.0 million allowance for doubtful account balances represented 3.7% and 7.9% of the then-outstanding gross accounts receivable balances . This increase is primarily attributable to the increase of $4.0 million resulting from changes in estimates for providing allowance for doubtful accounts against accounts receivable related to international sales in 2012.

As of December 31, 2011 and 2012, our accounts receivable balances aged over one year but less than two years totaled $5.8 million, net of allowance for doubtful accounts of $3.3 million, and $4.8 million, net of allowance for doubtful accounts of $3.4 million. As of December 31, 2011 and 2012, gross accounts receivable balances aged two years or more totaled $2.3 million, net of allowance for doubtful accounts of $1.2 million, and $4.7 million, net of allowance for doubtful accounts of $4.1million. Of these long outstanding receivable balances, 24.4% and 3.6% had been collected as March 31, 2013.

We purchase export credit insurance to mitigate the risk of loss and accounts receivable impairment on sales to our international distributors purchasing our products under credit terms. Under these arrangements, our insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. We record provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After the provision is made, we consider if an insurance receivable should be recorded. We record an insurance receivable only when recoveries are probable, which is when we have submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. We have historically received related insurance claims payment within 12-18 months of filing the claim.

Additional allowances may be required (i) as we extend additional credit to domestic distributors and direct customers, and to qualified international direct customers and international distributors, (ii) if we change our credit policies, (iii) as our customer base expands and further diversifies, or (iv) if the financial conditions of our customers deteriorate.

Write Down of Inventories

We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or net realizable value using the standard cost basis that approximates the weighted average cost method. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional write downs for obsolete or slow-moving inventory. We record such adjustments to cost of revenues in the period the condition exists.

Warranty Provision

We record a warranty provision at the time product revenues are recorded based on our historical experience and review the provision during the year and if necessary, adjusting the provision to reflect new product offerings or changes in claims, which we track by product line.

Impairment of Goodwill and Indefinite-lived Intangible Assets

We review our goodwill and indefinite-lived intangible assets for potential impairment at least annually or in circumstances where indicators of impairment exist. The evaluation of goodwill for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of the reporting unit with its carrying value, including goodwill and (2) comparing the implied fair value of the goodwill with its carrying value. For indefinite-lived intangible assets, the evaluation for its impairment also involves two steps: (1) identification of potential impairment by comparing its fair value with its carrying value and (2) comparing its implied fair value with its carrying value. The estimates of fair values involve significant judgment by management.

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

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 10.2%, 11.9% and 17.0% for 2010, 2011 and 2012 respectively.

Revenue Recognition

We generate revenues from medical device sales. The medical devices that we sell include a software element that is essential to their functionality of the tangible medical devices. Therefore, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	there is persuasive evidence of an arrangement;

•	delivery has occurred (e.g., an exchange has taken place);

•	the sales price is fixed or determinable; and

•	collectability is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with general right of return, price protection or cash rebates. The sales arrangements do not include any significant after-sale customer support services and do not provide customers with upgrades. Accordingly, revenues from the sale of products are typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. For products sold with installation service, revenue is allocated to the products and installation service elements if the products delivered have standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. Revenue for service repairs of equipment is recognized after service has been completed, and service revenue is recognized ratably over the term of the contract.

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

Valuation of Share-Based Compensation

We account for share-based compensation to our employees based on the fair value of the share options and restricted shares at grant date. We elected to use the Black-Scholes Option Pricing Model to determine the fair value of share options on the date of grant. We are required to make assumptions on variables such as share price volatility, expected terms of options and discount rates. Our share-based compensation arrangement includes a performance condition that affects vesting. We estimate the probability of the employees meeting the performance condition that affect the vesting amount. Changes in these assumptions and our estimates of the probability could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

Recent Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02. Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in Update 2011-08. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this Update in fiscal year 2012 and exercised its option to bypass the qualitative assessment and directly performed the quantitative impairment test, and the adoption does not have a significant impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The new amendments will require the Company to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, this ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the ASU in fiscal year 2013, if applicable. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

B.	Liquidity and Capital Resources.

Overview

Our principal sources of liquidity are our cash and cash equivalents, short-term investments, and cash flow generated from our operations. We anticipate that we will continue to generate sufficient operating cash flows to satisfy our currently anticipated cash requirements through at least the next 12 months. We believe we have adequate liquidity reasonably available to meet the requirements of our currently anticipated operational circumstances, and do not have the need to utilize non-operational cash sources to meet our current operational cash needs. To working capital requirement of our overseas subsidiaries, we may also enter into various financing arrangements from time to time.

Cash and Short-term Investments Balances

The following table sets forth a summary of our unrestricted cash and cash equivalents and unrestricted short-term investments , net of our outstanding borrowings as of the dates indicated.

	December 31,
	2011	2012
Cash and cash equivalents	$124,311	$247,859	*
Short-term investments	479,173	615,003	*

Total	603,484	862,862
Less: total borrowings**	(85,500)	(135,139)

Total	$517,984	$727,723

*	Excludes restricted cash and restricted investments of $7.2 million and $14.3 million as of December 31, 2012 in respect of acquisition consideration held in escrow and payable to the sellers under the terms of the related acquisition agreements.

**	Represents primarily bank borrowings to facilitate funding of operations outside of China and payment of annual dividends in U.S. dollars.

Cash and cash equivalents consist of cash on hand and short-term deposits that are unrestricted as to withdrawal and use, and which have original maturities less than three months.

Short-term investments consist of liquid investments with maturities greater than 90 days and less than one year at the date of purchase.

Cash Flows

The following table sets forth a summary of our cash flows for the  periods indicated:

	Years Ended December 31,
	2010	2011	2012
	(In thousands)
Cash and cash equivalents	$137,502	$124,311	$247,859
Net cash generated from operating activities	147,696	192,404	325,666
Net cash used in investing activities	(187,372)	(258,279)	(232,545)
Net cash (used in) generated from financing activities	(31,044)	48,635	28,223

Operating Activities

Net cash provided by operating activities in 2010, 2011 and 2012 were $147.7 million, $192.4 million and $325.7 million, respectively.

The increase in 2012 as compared to 2011 was mainly attributable to our improved working capital particularly our cash collection of our accounts receivables in 2012.

The increase in 2011 as compared to 2010 was mainly attributable to: (i) a net positive change in working capital resulting from additional cash received in connection with the software VAT refund for 2010 of approximately $17.0 million and more promptly receiving the software VAT refund for 2011; (ii) an increase in add-back of non-cash expenses, mainly consisting of depreciation and amortization and share-based compensation; and (iii) an increase in interest income as a result of an increase in short-term investments and the reduction of interest expense resulting from reduced average borrowings.

In managing our operations and evaluating our financial results, we consider and report various operating metrics such as accounts receivable turnover days, inventory turnover days and accounts payable turnover days. In our previous Annual Reports on Form 20-F, we reported those operating metrics for the fourth quarter of the relevant prior years (i.e., in our 2011 Form 20-F, for the fourth quarter of 2009, 2010 and 2011). Similarly, when publicly announcing quarterly financial results, we provide these operating metrics calculated on a quarterly basis. Our operating metrics vary from period to period and are impacted by seasonality and other events.

Accounts receivable turnover days, inventory turnover days and accounts payable turnover days are provided below for both the year and the fourth quarter ended December 31, 2010, 2011 and 2012, calculated as follows:

•

accounts receivable turnover days is the average of the beginning and ending net accounts receivable balance for the relevant period divided by net revenues for such period, multiplied by 91 days (quarterly calculation) or 365 days (annual calculation) as applicable; and

•

inventory turnover days is the average of the beginning and ending inventory balance for the relevant period divided by cost of revenues for such period multiplied by 91 days or 365 days, as applicable; and

•

accounts payable turnover days is the average of the beginning and ending accounts payable balance for the relevant period divided by cost of revenues for such period, multiplied by 91 days or 365 days, as applicable.

Our accounts receivable turnover days in 2010, 2011 and 2012 were 67, 71 and 67. The increase from 2010 to 2011 was primarily due to the growth of our international sales in actual dollars as international customers generally have longer credit terms than China-based customers and, to a lesser extent, lengthening of payment cycles for domestic distributors to whom we provided credit terms. Accounts receivable turnover days for the fourth quarter ended December 31, 2010, 2011 and 2012 were 59, 66 and 53. For both periods, particularly the decrease in 2012 from 2011, the change reflects the impact of our improved cash collections in 2012. During 2012, efforts to improve our cash collections, and in turn our accounts receivable turnover days, included strengthening our credit control by more closely monitoring customers to ensure timely payment, and withholding additional orders until prior outstanding invoices are paid. We have also on a limited basis utilized third party equipment leasing agents, or Leasing Companies, in relation to certain direct sales in the United States and France. These Leasing Companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the Leasing Companies upon product delivery.

Demonstrating the impact of seasonality on our receivables turnover days, for the first quarter of 2012, receivable turnover days were 79 days (reflecting high accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 67 days for calendar year 2012. Our accounts receivable balances are typically lowest at first quarter end in connection with lower first quarter sales due to the Chinese Lunar New Year holiday, and typically highest at year-end, as the fourth quarter is traditionally our strongest sales quarter. Also in the first quarter of 2012 our accounts receivable turnover days were negatively impacted as some of our Latin America distributors, particularly in Argentina and Venezuela, were unable to obtain required foreign currency exchange authorizations to pay us on a timely basis in U.S. dollars.

Our inventory turnover days in 2010, 2011 and 2012 were 86, 80 and 81. The decrease from 2010 to 2011 represented an overall improvement in inventory and supply chain management in both our China and international operations. The inventory turnover days for fiscal year 2011 were comparable to fiscal year 2012. Inventory turnover days for the fourth quarter ended December 31, 2010, 2011 and 2012 were 82, 78 and 83. The carrying value of our inventories have generally increased as we have our expanded product portfolio.

Our accounts payable turnover days for the years ended December 31, 2010, 2011 and 2012 were 55, 49 and 47 compared to 45, 44 and 47 for the fourth quarters ended December 31, 2010, 2011 and 2012. The general decrease in accounts payable turnover days was primarily due to our more prompt payments to our suppliers.

Investing Activities

Net cash used in investing activities in 2010, 2011 and 2012 were $187.4 million, $258.3 million and $232.5 million, respectively.

In 2010, the investing activities represent mainly increases in short-term investments of $195.1 million, partially offset by the release of restricted cash of $76.3 million.

In 2011, the investing activities represent mainly increase in short-term investments of approximately $163.8 million, payments for purchase of land use rights for our new research and development facilities and purchase of trademarks totaling $90.0 million and cash used in acquisition of medical device companies of $6.5 million.

In 2012, the investing activities represent mainly capital expenditures related to the construction for new manufacturing plants, research and development facilities and replacement of normal capital expenditures totaling $65.6 million, payments for the purchase of medical device companies totaling $34.6 million, restricted cash and restricted investment held in escrow totaling $21.5 million in connection with those acquisitions and a $112.6 million net increase in short-term investments.

Financing Activities

In 2010, 2011 and 2012 cash (used in) provided by financing activities totaled $(31.0) million, $48.6 million and $28.2 million.

In 2010, the financing activities represent primarily the net results of repayment of bank loans of $169.0 million, out of which $110.0 million was associated with the Datascope acquisition, and dividend payments of $22.8 million, offset by proceeds from option exercises of $11.2 million and $149.7 million in net proceeds from our secondary public offering of four million ADSs, equivalent to four million Class A ordinary shares, for $149.7 million.

In 2011, financing activities represent mainly the net result of proceeds from bank loans of $85.4 million and proceeds from option exercises of $7.1 million, offset by dividend payments of $34.5 million and $10.2 million used to repurchase our equity securities.

In 2012, financing activities represent mainly the net result of proceeds from bank loans of $52 million and proceeds from option exercises of $24.6 million, offset by dividend payments of $46.4 million and repayment of bank loans of $2.5 million.

As of December 31, 2011 and 2012, we had outstanding bank borrowings of $85.5 million and $135.1 million, of which $35.0 million and $50.0 million were current. The weighted average interest rate for borrowings outstanding as of December 31, 2011 and 2012 was 2.30% and 3.02% . These financings did not require pledging any of our assets. However, in connection with our $85.1 million bank loans outstanding under Bank of China (Hong Kong) Limited, we are required to maintain Renminbi deposits/ Renminbi financial products equal to 105% of the borrowed amounts with a PRC affiliate of Bank of China.

We maintain working capital facilities with various banks in the PRC and Hong Kong. We have aggregate available banking facilities of $193,452 and $275,843 with various banks for short-term and long-term borrowings, bills, letters of guarantee/credits and standby letter of credits facilities, of which $41,979 and $71,457 were utilized as of December 31, 2011 and 2012, respectively. Some of these facilities were secured by our corporate guarantees. In addition, we are required to comply with certain financial covenants imposed by these financial institutions.

Dividend Distributions

We rely principally on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends to our shareholders. Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, each of our PRC subsidiaries is required to provide 10% of its after-tax profits to statutory common reserve fund. When the aggregate balance in the statutory common reserve fund is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Currently, we only have Shenzhen Mindray contributed over 50% of its registered capital to its statutory common reserve fund and being no longer allocating net income to the fund. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result of PRC laws and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2011 and 2012, the amount of these restricted portions was approximately $29.1 million and $32.9 million.

We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic cooperation, cross boarder funding or other similar opportunities. If we determine that our cash requirements exceed our aggregate amounts of cash and cash equivalents on hand and short-term investments, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness would increase our debt service obligations and could subject us to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $65.7 million, $89.9 million and $65.6 million in 2010, 2011, and 2012, respectively. Our capital expenditures primarily related to construction of our assembly and manufacturing plants, research and development facilities, purchase of land use rights, machineries, electronic equipment, furniture and fixture and intangible assets such as patents and trademarks. Our capital expenditures are primarily funded by net cash provided by operating activities.

We expect our capital expenditures in 2013 to be of approximately $130.0 million, which will be utilized primarily for construction for manufacturing plants and dedicated research and development facilities in Beijing, China, as well as our recurring capital expenditures.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2010 and 2012, our spending on research and development remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. As of December 31, 2012, our research and development team consisted of more than 1,700 engineers and other research and development personnel, representing approximately one-fourth of our employees worldwide.

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

In addition to new product development and improvements to existing products, our research and development team focuses on manufacturing and assembly process improvements to control and reduce costs. In 2012, we also established a separate research and development team focusing on researching and developing innovative technologies to differentiate our competitive position.

We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Chengdu, Xi’an and Shanghai, China. We also maintain research and development centers in Seattle, Washington, Mahwah, New Jersey, Stockholm, Sweden and Miami, Florida. The location of our research and development centers in China allow us to compete for skilled research and development technicians and managers across the country. The research and development office in Seattle focuses on more advanced medical device technologies. The research and development facilities in New Jersey and Stockholm were acquired in the acquisition of Datascope’s patient monitoring business, and our Miami, Florida facilities focus on IVD research and development.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any significant trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

We are not party to any other off-balance sheet arrangements, including guarantee contracts, retained or contingent interest, certain derivative instruments and variable interest entities, that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, changes in consolidated financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2012:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(Dollars in thousands)
Debt repayment obligations(a)	$85,100	$50,039	$—	$—	$135,139
Operating leases obligations(b)	6,584	7,802	6,108	375	20,869
Consideration obligations(c)	20,354	—	—	—	20,354
Notes payable obligations(d)	8,697	—	—	—	8,697
Purchase obligations(e)	22,857	—	—	—	22,857

Total	$143,592	$57,841	$6,108	$375	$207,916

(a)	Debt repayment obligations: We are obligated to repay our bank borrowings throughout different periods. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report

(b)	Operating leases obligations: We have entered into various non-cancelable operating lease agreements for our offices premises and our assembly and manufacturing facility. Such operating leases do not contain significant restrictive provisions.
(c)	Consideration obligations: We are obligated to make consideration payments under purchase and sale agreements associated with our acquisition of certain medical device companies located in the PRC in 2011 and 2012. For details, please refer to the notes to our financial statements.
(d)	Notes payable: We are obligated to repay bills issued by various banks in favor of our vendors and suppliers as payments for our purchased goods and services
(e)	Purchase obligations: We are obligated to make payments under non-cancellable contractual arrangements with our vendors, principally for our property, plant and equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2013:

Name	Age	Position
Xu Hang(1)	50	Chairman
Li Xiting(2)	61	Director, President and Chief Executive Officer
Cheng Minghe	51	Chief Strategic Officer
Liu Jie	44	Chief Operating Officer
Alex Lung	41	Chief Financial Officer
Fannie Lin Fan	40	Group General Counsel; Secretary of Board of Directors
Ronald Ede	54	Director
Joyce I-Yin Hsu	38	Director
Chen Qingtai	75	Director
Kern Lim	42	Director
Peter Wan	60	Director
Wu Qiyao	76	Director

Audit Committee:	Compensation Committee:	Corporate Governance and Nominations Committee:	Transactions Committee:
Chen Qingtai Kern Lim Peter Wan*	Joyce I-Ying Hsu Kern Lim* Peter Wan	Xu Hang* Joyce I-Yin Hsu Kern Lim Peter Wan	Xu Hang Li Xiting Liu Jie Ronald Ede Joyce I-Yin Hsu*

(1)	Mr. Xu Hang served as our co-chief executive officer until his resignation in November 2012.
(2)	Mr. Li Xiting assumed the position of chief executive officer on November 2, 2012. Prior to this he served as our co-chief executive officer. Mr. Li has been our director and president since 1991.
*	Chairman

Xu Hang is one of our founders and has served as the chairman of our board of directors since 1991. Mr. Xu was our co-chief executive officer from 1991-2012. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School.

Li Xiting is one of our founders and has served as our chief executive officer since 2012, and director and president since 1991. Mr. Li was our co-chief executive officer from 1991-2012. Mr. Li is the core managerial personnel of our business and is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.

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

Peter Wan has served as our director since September 2008. Mr Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firms. He is a fellow of the Hong Kong Institute of Certified public Accountants, the UK Association of Chartered Certified Accountants, and the Hong Kong Institute of Directors. Mr Wan is currently an independent director and the chairman of the audit committee of RDA Microelectronics, Inc., a NASDAQ listed company. He is also an independent non-executive director and chairman/member of the audit committee of several companies listed in the Hong Kong Stock Exchange, namely, China Resources Land Limited, Dalian Port Company limited, Fairwood Holdings Limited, Greater China Professional Services Limited, Huaneng Renewables Corporation Limited and KFM Kingdom Holdings Limited. Mr. Wan also served briefly as an independent non-executive director of Real Gold Mining Limited, a company that had been suspended from trading on the Hong Kong Stock Exchange prior to him joining it in 2011. He serves as a director and/or committee member of several private companies, as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the Executive Director, CFO and Chief Operations Officer (COO) of VSC Holdings Limited, a Hong Kong listed company, and is also a Singapore certified public accountant. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, and from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also served as a director and member of the audit committee of RDA Microelectronics Ltd, a NASDAQ listed company, as a director and member of the audit committee of China Auto Electronics Group Ltd, a Singapore public company, and as a director and member of the audit committee of Dapai International, a Singapore public company. In 2010, Mr. Lim was accepted as Fellow Member of the Hong Kong Institute of Directors and also as Full Member of the Singapore Institute of Directors. Mr. Lim is GreenBelt Certified and BlackBelt Trained in 6 Sigma Discipline and graduated from the GE Experienced Finance Leadership Program in the General Electric Company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1985. Mr. Wu has served as an evaluation committee member of medical device registration of the CFDA since 1993. From 2000 to 2007, Mr. Wu served as one of the experts on the National Population and Family Planning Committee. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Since 1998, Mr. Wu has served as a director of Chinese Institute of Electronics, honorary chairman of Life Electronics Branch Institute of the Chinese Institute of Electronics, a director of the China Instrument and Control Society and honorary chairman of Medical Device branch Institute of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

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

Compensation of Directors and Executive Officers

In 2012, we paid aggregate cash compensation of approximately $6.4 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officers liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on September 6, 2013.

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

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of December 31, 2012, options to purchase 3,539,726 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2012.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share		Date of Grant	Date of Expiration
		(In $)
Xu Hang	600,000	11.00		September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00		September 8, 2006	September 8, 2014
Cheng Minghe	150,000	5.00		February 22, 2006	February 22, 2014
	*	0.00	(RSU)	May 9, 2012
Liu Jie	*	5.00		February 22, 2006	February 22, 2014
	*	20.50		January 23, 2007†	January 21, 2015
	*	20.50		October 12, 2007†	October 12, 2015
	*	0.00	(RSU)	February 15, 2011
	*	0.00	(RSU)	May 9, 2012
Alex Lung	*	29.30		August 6, 2009	August 6, 2017
	*	0.00	(RSU)	August 17, 2010
	*	0.00	(RSU)	February 15, 2011
	*	0.00	(RSU)	September 9, 2011
	*	0.00	(RSU)	May 9, 2012
Fannie Lin Fan	*	0.00	(RSU)	September 9, 2011
Ronald Ede	*	11.00		September 8, 2006	September 8, 2014
	*	20.50		May 15, 2008†	May 15, 2016

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share		Date of Grant	Date of Expiration
		(In $)
Joyce I-Yin Hsu	*	5.00		February 22, 2006	February 22, 2014
	*	29.30		August 6, 2009	August 6, 2017
Chen Qingtai	*	11.00		September 8, 2006	September 8, 2014
	*	0.00	(RSU)	March 6, 2009
Wu Qiyao	*	11.00		September 8, 2006	September 8, 2014
Peter Wan	*	0.00	(RSU)	March 6, 2009
Kern Lim	*	0.00	(RSU)	March 6, 2009

*	Upon exercise of all options and RSUs granted, would beneficially own less than 1% of our outstanding ordinary shares.
†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with some of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited to acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to six months to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days or 60 days. We may terminate the employment of any of our executive officers without cause by giving him or her prior written notice of at least 30 days or 60 days.

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Joyce I-Yin Hsu and Wu Qiyao will expire at the 2013 annual meeting of our shareholders, the terms of Messrs. Li, Wan and Lim will expire at the 2014 annual general meeting of our shareholders and the terms of office of Messrs. Xu, Ede and Chen will expire at the 2015 annual general meeting of our shareholders.

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

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Xu, Mr. Lim, Mr. Wan, and Ms. Hsu. Mr. Xu is the chairman of our corporate governance and nominations committee. Our board of directors has determined that Mr. Lim, Ms. Hsu and Mr. Wan are “independent directors” within the meaning of NYSE Manual Section 303A.

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

We had approximately 6,400, 6,800 and 7,500 employees worldwide as of December 31, 2010, 2011, and 2012, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2012:

As of December 31, 2012
Manufacturing	2,088
Research and development	1,784
General and administration	733
Marketing and sales (including customer support and service)	2,895

Total	7,500

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

In addition, we provide a 401(k) plan to our employees in the U.S. which covers all employees with six months or more of service. Employees who participate in the plan may contribute a portion of their salaries up to a limit specified by law. Our contribution to the plan is based on the percentage of contribution by the employee of the individual employee’s monthly base salary.

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2012, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 118,302,133 ordinary shares outstanding as of March 28, 2013, and taking into consideration options exercisable by such person within 60 days of March 28, 2013.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
Name	Number	Percent	Percent
Directors and Executive Officers
Xu Hang(1)**	15,041,197	12.7%	28.6%
Li Xiting(2)**	16,593,569	14.0%	30.7%
Cheng Minghe(3)**	2,522,288	2.1%	5.0%
Liu Jie	*	*	*
Alex Lung	*	*	*
Fannie Lin Fan	*	*	*
Ronald Ede	*	*	*
Joyce I-Yin Hsu	*	*	*
Chen Qingtai	*	*	*
Kern Lim	*	*	*
Peter Wan	*	*	*
Wu Qiyao	*	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.
(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs and options to purchase Class A ordinary shares. Mr. Xu exercises investment and voting power over the shares held by both New Dragon (No. 12) Investments Limited and New Phoenix Limited. New Dragon and New Phoenix are both Cayman Islands companies each with an address of Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.
(3)	Holdings include Class B ordinary shares, ADSs and options to purchase Class A ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our Chairman, Mr. Xu Hang, our President and CEO, Mr. Li Xiting, and our Chief Strategic Officer, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

Our ordinary shares underlying the ADSs listed on the New York Stock Exchange are held in Hong Kong by our custodian, the Hong Kong Shanghai Banking Corporation, on behalf of Bank of New York Mellon, the depositary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

See Item 6.E, “Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions.

None.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4.B, “Business Overview — Legal Proceedings”.

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

We paid cash dividends of $22.8 million, $34.5 million and $46.4 million in 2010, 2011, and 2012, respectively. On February 25, 2013, we declared a cash dividend of $0.50 per ordinary share and will pay total dividends of $59.1 million.

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

B.	Significant Changes.

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and listing details.

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low market prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low
2007	$44.26	22.58
2008	43.61	12.34
2009	34.80	17.15
2010	40.35	25.52
2011	31.21	21.25
2012	36.36	25.77
Quarterly Highs and Lows
First Quarter 2011	29.04	25.00
Second Quarter 2011	31.21	25.23
Third Quarter 2011	29.32	21.25
Fourth Quarter 2011	28.26	22.90
First Quarter 2012	34.07	25.77
Second Quarter 2012	33.75	26.17
Third Quarter 2012	36.36	28.26
Fourth Quarter 2012	35.50	31.16
First Quarter 2013	40.50	28.65
Second Quarter 2013 (through April 5, 2013)	40.06	38.57
Monthly Highs and Lows
October 2012	35.50	32.91
November 2012	34.72	31.16
December 2012	35.29	32.33
January 2013	38.79	28.65
February 2013	38.19	35.40
March 2013	40.50	36.88
April (through April 5, 2013)	40.06	38.57

On April 5, 2013, the closing sale price of our ADSs as reported on the New York Stock Exchange was $39.30 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be “qualified dividend income” that is taxed at a reduced capital gains rate, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Internal Revenue Service authority indicates that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

There is no assurance, however, that any dividends paid on our ADSs will be eligible for the reduced capital gains tax rate. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2012, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2013. However, we cannot assure you that we will not be a PFIC for the current taxable year ending December 31, 2013 or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules (“PFIC Rules”) with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. The amount of the total distributions you receive in a taxable year that is greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or the portion of your holding period for the ADSs or ordinary shares before the particular taxable year will be treated as an excess distribution. Under these PFIC rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

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

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the PFIC rules discussed above by making a “qualified electing fund” election to include its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to our company only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the United States Treasury Department may require and may be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Certain U.S. Holders who hold “specified foreign financial assets”, including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution”, whose aggregate value exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information. A U.S. Holder who fails to timely furnish the required information may be subject to a penalty. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

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

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission. Reports and other information which the Company filed with the Securities and Exchange Commission, including this annual report on Form 20-F, may be inspected and copied at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

The Public can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

I.	Subsidiaries Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

Although exchange of the Renminbi for foreign currency is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar, Euro, or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi fluctuates within a narrow band against a basket of foreign currencies. China is currently under significant international pressures to liberalize its currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar, the Euro, or any other currency.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2012, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and over 50% of our operating expenses were denominated in currencies other than U.S. dollars. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in a decrease of $1.9 million in operating income in 2012.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or Euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the Renminbi or the Euro against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents, short-term investments and accounts receivables as of December 31, 2012, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $1.8 million to our total cash and cash equivalents, $6.2 million to our short term investments and $0.7 million to our accounts receivable.

In the fourth quarter of 2011 and during 2012, we entered into forward contracts to reduce our foreign currency exposure against the U.S. dollar and the Euro.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term and long-term bank loans. Our future interest income from our cash deposited in bank and short-term investments may fall short of expectations due to changes in interest rates. As of December 31, 2012, our outstanding short-term and long-term borrowings were $85.1 million and $50.0 million, respectively. The interest rate of our borrowings is the aggregate of a fixed margin and LIBOR. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR. A hypothetical 100 basis point increase in LIBOR would result in an increase of $1.1 million in our interest expenses incurred by the outstanding loans as of December 31, 2012 in the coming year.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011, and 2012, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares.

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

As provided in the deposit agreement among us, the depositary, and owners and holders of our ADSs, owners and/or holders of our ADSs may have to pay the following service fees to the depositary:

Fees and Expenses	Service
• $5.00 (or less) per 100 ADSs (or portion thereof)	• Each issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Each cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $0.02 (or less) per ADS (or portion thereof)	• Any cash distributed to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

• $0.02 (or less) per ADS (or portion thereof) per calendar year	• Depositary services

Fees and Expenses	Service
• Registration or Transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when ADS holders deposit or withdraw shares
• Expenses of Depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the maintenance and administration of the ADR program amounting to $0.1 million. The depositary has also reimbursed us $1.1 million for expenses incurred by us from various third party service providers for the year ended December 31, 2012, as follows:

Amount paid
Category of expenses	(In thousands)
Legal advisory	$789
Current auditor	147
Corporate service	113
Business advisory	75

Total	$1,124

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2012 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report, which appears on page F-1 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics and our code of business conduct and ethics are publicly available on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditor, for the periods indicated.

	2011*	2012
	(In thousands)
Audit fees (1)	$2,496	$2,581
Audit-related fees (2)	143	505
Advisory fees (3)	250	2,544
Tax fees (4)	20	362

Total	$2,909	$5,992

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor for the integrated audit of our annual financial statements, including audit of internal control over financial reporting in accordance with Sarbanes-Oxley Act, and review of our quarterly consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor primarily for performing statutory audits for certain of our subsidiaries and other miscellaneous audit-related services.

(3)	“Advisory fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditor, other than service reported under “audit fee”, “audit-related fees” and “tax fees”. “Advisory fees” in 2012 mainly represent the consulting fees for our product innovation project development and other miscellaneous business process projects. “Advisory fees” in 2011 mainly represent review performed on potential investment targets and the consulting fees for our product development management project.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed primarily for tax compliance services rendered by our principal auditor.
*	Prior year amounts have been reclassified to conform to the current year presentation.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements as the laws of the Cayman Islands do not require such compliance:

•	Our corporate governance and nominations committee of our board of directors is not comprised entirely of independent directors.

•	We do not hold regular executive session meetings of non-management directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited (incorporated by reference from Exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2008).

2.1	Form of American Depositary Receipt (incorporated by reference from Exhibit 4.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference from Exhibit 4.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 22, 2006).

2.3	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares (incorporated by reference from Exhibit 4.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.4	Form of Indenture (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on March 3, 2010).

4.1	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005 (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.2	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006 (incorporated by reference from Exhibit 4.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.3	Mindray DS USA, Inc. 401(k) Savings Plan (incorporated by reference from Exhibit 4.3 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on September 16, 2010).

4.4	Employee Share Incentive Plan and form of Option Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.5	Amended and Restated Limited Share Incentive Plan (incorporated by reference from Exhibit 4 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on January 5, 2012).

4.6	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited (incorporated by reference from Exhibit 10.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.7	Form of Employment Agreement of Mindray Medical International Limited (incorporated by reference from Exhibit 10.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.8	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001 (incorporated by reference from Exhibit 10.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.9	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002 (incorporated by reference from Exhibit 10.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

Exhibit Number	Description

4.10	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002 (incorporated by reference from Exhibit 10.6 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.11	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004 (incorporated by reference from Exhibit 10.7 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.12	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005 (incorporated by reference from Exhibit 10.8 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.13	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005 (incorporated by reference from Exhibit 10.9 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.14	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (incorporated by reference from Exhibit 10.10 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.15	Form of Equity Transfer Agreement (incorporated by reference from Exhibit 10.11 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.16	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006 (incorporated by reference from Exhibit 10.12 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on January 24, 2007).

4.17	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International Limited, dated as of March 10, 2008 (incorporated by reference from Exhibit 10.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

4.18	Loan Agreement by and among MR Holdings (HK) Limited, MR Investments (HK) Limited, Mindray Medical International Limited and Bank of China (HK) Limited, dated as of April 23, 2008 (incorporated by reference from Exhibit 10.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

8.1*	List of subsidiaries.

11.1	Code of Ethics (incorporated by reference from Exhibit 11.1 to the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).

11.2*	Code of Business Conduct and Ethics.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

13.1*	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

101.INS**	XBRL Instance Document

Exhibit Number	Description

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report.
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/ Alex Lung
Alex Lung
Chief Financial Officer

Date: April 8, 2013

MINDRAY MEDICAL INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of its operations and its cash flows for each of the three years ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Hong Kong, April 8, 2013

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of December 31,
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	$124,311	$247,859
Restricted cash and restricted investment	—	21,528
Short-term investments	479,173	615,003
Accounts receivable, net of allowance of $7,787 and $16,034	200,437	185,701
Inventories	94,690	110,099
Value added tax receivables	10,833	7,427
Other receivables	16,590	15,704
Prepayments and deposits	9,792	11,081
Deferred tax assets, net	3,483	6,443

Total current assets	939,309	1,220,845

Other assets	7,330	10,811
Accounts receivable-non-current, net of allowance of $nil and $nil	—	2,172
Advances for purchase of plant and equipment	6,239	3,009
Property, plant and equipment, net	237,952	268,010
Land use rights, net	55,272	56,921
Intangible assets, net	84,029	132,334
Goodwill	128,840	163,016

Total assets	$1,458,971	$1,857,118

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	$50,475	$85,100
Notes payable	7,013	8,697
Accounts payable	48,501	53,244
Advances from customers	20,700	17,550
Salaries payable	38,784	69,919
Other payables	65,357	108,528
Purchase consideration payable	2,142	20,354
Income taxes payable	16,847	30,305
Other taxes payable	7,412	8,894

Total current liabilities	257,231	402,591

Long-term bank loan	35,025	50,039
Other long-term liabilities	2,355	4,004
Deferred tax liabilities, net	12,925	23,369

Total liabilities	307,536	480,003

Commitments and contingencies (Note 22)

Shareholders’ equity:
Ordinary shares(a) (HK$0.001 par value, 5,000,000,000 shares authorized, 115,341,581 shares and 117,434,531 shares issued and outstanding, respectively)	15	15
Additional paid-in capital	486,314	514,280
Retained earnings	566,184	699,992
Accumulated other comprehensive income	100,139	116,556
Treasury stock at cost, 387,454 shares and nil shares, respectively	(10,160)	—

Total shareholders’ equity	1,142,492	1,330,843
Non-controlling interests	8,943	46,272

Total equity	1,151,435	1,377,115

Total liabilities and shareholders’ equity	$1,458,971	$1,857,118

Note (a) Ordinary shares of the Company consists of Class A and Class B ordinary shares as follows:

1.	Class A ordinary shares, HK$0.001 par value per share, 4,000,000,000 shares authorized, 85,721,674 shares and 87,814,624 shares issued and outstanding as of December 31, 2011 and 2012, respectively.

2.	Class B ordinary shares, HK$0.001 par value per share, 1,000,000,000 shares authorized, 29,619,907 shares and 29,619,907 shares issued and outstanding as of December 31, 2011 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,
	2010	2011	2012
Net revenues	$704,309	$880,743	$1,060,054
Cost of revenues (a)	(303,334)	(394,302)	(459,389)

Gross profit	400,975	486,441	600,665
Operating expenses:
Selling expenses (a)	(122,960)	(167,049)	(188,804)
General and administrative expenses (a)	(61,193)	(70,330)	(116,228)
Research and development expenses (a)	(60,316)	(82,024)	(104,302)
Realignment cost — post acquisition	(919)	—	—

Income from operations	155,587	167,038	191,331
Other income, net	8,835	3,108	1,619
Interest income	11,575	20,816	30,794
Interest expense	(2,900)	(1,390)	(4,093)

Income before income taxes and non-controlling interests	173,097	189,572	219,651
Provision for income taxes	(17,631)	(22,647)	(37,369)

Net income	$155,466	$166,925	$182,282
Less: Net income attributable to non-controlling interests	—	(296)	(2,073)

Net income attributable to Mindray shareholders	$155,466	$166,629	$180,209

Net income attributable to Mindray shareholders per share — basic	$1.37	$1.45	$1.54

Net income attributable to Mindray shareholders per share — diluted	$1.32	$1.41	$1.50

Shares used in per share calculation — basic	113,638,024	115,254,095	116,749,213

Shares used in per share calculation — diluted	117,581,196	118,449,851	119,815,004

Note (a):

	Years Ended December 31,
	2010	2011	2012
Share-based compensation charged during the years related to:
Cost of revenues	$320	$762	$811
Selling expenses	2,569	4,429	4,457
General and administrative expenses	1,591	3,118	4,409
Research and development expenses	2,800	4,059	4,307

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,
	2010	2011	2012
Net income	$155,466	$166,925	$182,282
Other comprehensive income
Foreign currency translation adjustments	25,179	34,309	16,417

Comprehensive income	180,645	201,234	198,699
Less: Comprehensive income attributable to non-controlling interests	—	(296)	(2,073)

Comprehensive income attributable to the Company	$180,645	$200,938	$196,626

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF EQUITY

(In thousands, except share and per share amounts)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Shareholders Equity	Non-controlling interests	Total Equity

	Number	Amount
As of December 31, 2009	109,390,440	$14	$298,408	$301,476	$40,651	$—	$640,549	$2	$640,551
Net income	—	—	—	155,466	—	—	155,466	—	155,466
Dividends declared, $0.20 per share	—	—	—	(22,799)	—	—	(22,799)	—	(22,799)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,229,319	—	11,160	—	—	—	11,160	—	11,160
Issuance of ordinary shares in secondary offering	4,000,000	1	149,660	—	—	—	149,661	—	149,661
Share-based compensation	—	—	7,385	—	—	—	7,385	—	7,385
Foreign currency translation adjustments	—	—	—	—	25,179	—	25,179	—	25,179

As of December 31, 2010	114,619,759	$15	$466,613	$434,143	$65,830	$—	$966,601	$2	$966,603

Net income	—	—	—	166,629	—	—	166,629	296	166,925
Non-controlling interest arising from acquisition of subsidiaries	—	—	—	—	—	—	—	7,847	7,847
Dividends declared, $0.30 per share	—	—	—	(34,522)	—	—	(34,522)	—	(34,522)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,109,276	—	7,121	—	—	—	7,121	—	7,121
Share-based compensation	—	—	12,580	—	—	—	12,580	—	12,580
Foreign currency translation adjustments	—	—	—	—	34,309	—	34,309	1	34,310
Purchase of treasury stock	(387,454)	—	—	—	—	(10,160)	(10,160)	—	(10,160)
Others	—	—	—	(66)	—	—	(66)	797	731

As of December 31, 2011	115,341,581	$15	$486,314	$566,184	$100,139	$(10,160)	$1,142,492	$8,943	$1,151,435

Net income	—	—	—	180,209	—	—	180,209	2,073	182,282
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	34,124	34,124
Dividends declared, $0.40 per share	—	—	—	(46,401)	—	—	(46,401)	—	(46,401)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	2,092,950	—	24,593	—	—	—	24,593	—	24,593
Share-based compensation	—	—	14,156	—	—	—	14,156	—	14,156
Foreign currency translation adjustments	—	—	—	—	16,417	—	16,417	3	16,420
Reissuance of treasury stock in relation to exercise of options/issuance of restricted shares	—	—	(10,160)	—	—	10,160	—	—	—
Others	—	—	(623)	—	—	—	(623)	1,129	506

As of December 31, 2012	117,434,531	$15	$514,280	$699,992	$116,556	$—	$1,330,843	$46,272	$1,377,115

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income attributable to the Company	$155,466	$166,629	$180,209
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of land use rights	847	1,093	1,246
Depreciation of property, plant and equipment	18,775	23,215	28,043
Amortization of debt issuance costs	590	—	—
Non-cash impairment charges on intangible asset	—	—	308
Amortization of intangible assets	7,450	9,568	13,115
Inventory write-down	1,247	3,105	2,609
Allowance (recovery) for doubtful accounts	212	(34)	9,572
Loss (gain) on disposal of property, plant and equipment	5	(1,568)	39
(Gain) loss on fair value change of derivative instruments	—	(891)	835
Share-based compensation expenses	7,280	12,368	13,984
Deferred income taxes	2,972	2,673	(27)
Non-controlling interests in subsidiaries, net of tax	—	296	2,073
Changes in current assets and liabilities, net of effects of acquisitions:
Accounts receivable	(25,694)	(52,577)	7,308
Inventories	(13,768)	(15,186)	(11,185)
Value added taxes receivable	(9,519)	8,286	3,505
Other receivables	(412)	(6,810)	(13,646)
Prepayments and deposits	(91)	(2,034)	(1,108)
Other assets	(363)	301	(3,324)
Notes payable	(74)	475	1,568
Accounts payable	7,229	5,468	5,965
Advances from customers	2,785	6,398	(3,352)
Salaries payable	6,212	10,798	29,597
Other payables	(8,649)	13,763	42,914
Income taxes payable	(2,953)	2,837	12,701
Other taxes payable	(1,642)	3,009	1,068
Other long-term liabilities	(209)	1,222	1,649

Net cash provided by operating activities	147,696	192,404	325,666

Cash flows from investing activities:
Acquisition cost of subsidiaries, net of cash received	—	(6,530)	(34,552)
Purchase of property, plant and equipment and intangible assets	(35,894)	(68,095)	(54,132)
Purchase of land use rights	—	(8,149)	(660)
Advances for purchase of property, plant and equipment	(30,021)	(13,694)	(10,813)
Proceeds from disposal of property, plant and equipment	338	4,532	1,766
Decrease (increase) in restricted cash and restricted investment	76,347	—	(21,528)
Proceeds from sale of restricted/short-term investments	100,943	100,274	144,395
Increase in short-term investments	(296,003)	(264,123)	(257,021)
Advances to employees loans, net	(3,082)	(2,494)	—

Net cash used in investing activities	(187,372)	(258,279)	(232,545)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Years Ended December 31,
	2010	2011	2012
Cash flows from financing activities:
Repayment of bank loans	(169,066)	—	(2,475)
Proceeds from bank loans	—	85,399	52,000
Dividends paid	(22,799)	(34,522)	(46,401)
Proceeds from exercise of options	11,160	7,121	24,593
Repurchase of common shares	—	(10,160)	—
Net proceeds from secondary public offering	149,661	—	—
Cash contribution from non-controlling interests	—	797	506

Net cash (used in) provided by financing activities	(31,044)	48,635	28,223

Net (decrease) increase in cash and cash equivalents	(70,720)	(17,240)	121,344
Cash and cash equivalents, beginning of year	204,228	137,502	124,311
Effect of exchange rate changes on cash	3,994	4,049	2,204

Cash and cash equivalents, end of year	$137,502	$124,311	$247,859

Supplemental disclosure for cash flows information:
Income taxes paid	$17,646	$17,357	$27,372
Interest paid	427	434	3,619

Supplemental disclosure for non-cash activities:
Purchase of property, plant and equipment through payables	$(16,168)	$(21,203)	$(4,769)
Purchase consideration payable	—	2,142	20,354

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1	Organization and principal activities

Mindray Medical International Limited (“Mindray”, “Mindray International” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands.

The Company is a leading developer, manufacturer and marketer of medical devices worldwide. The Company maintains its global operational headquarters in Shenzhen, the People’s Republic of China (“PRC”), U.S. headquarters in Mahwah, New Jersey, and sales offices in major international markets. From its main manufacturing and engineering base in the PRC and through the worldwide distributor and direct sales networks, the Company supplies internationally a broad range of products across three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.

2	Summary of significant accounting policies

(a)	Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned and controlled subsidiaries. The Company does not have interests in any variable interest entities. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company has included the results of operations of acquired companies from the date of acquisition. Certain prior year amounts have been reclassified to conform to the current year presentation.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include but not limited to share-based compensation, impairment of intangible assets, impairment of long-lived assets, allowance for sales returns, allowance for doubtful accounts, inventories write-down, provision for warranty expenses, economic useful lives of property, plant and equipment and intangible assets, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

An amount of $89,250 as of December 31, 2012 included in cash and cash equivalents are compensating balance arrangement in relation to bank loans (see Note 10 for details).

(d)	Restricted cash and restricted investment

Restricted cash and restricted investment are cash and investment that are restricted as to withdrawal or usage. For restriction which is not expected to be released within one year of the balance sheet date, restricted cash and restricted investment will be classified as non-current.

Restricted cash and restricted investment as of December 31, 2012 consisted of restricted cash and restricted investment amounted to $7,246 and $14,282 respectively. Restricted cash as of December 31, 2012 was primarily purchase consideration in connection with the Company’s acquisition of certain of its PRC subsidiaries held in escrow accounts which were opened by escrow agents for the Company and payable to the sellers in 2013 according to the terms set forth in the Company’s acquisition agreements.

Restricted investment as of December 31, 2012 was primarily purchase consideration in connection with the Company’s acquisition of a PRC subsidiary being put into short-term investment placed with a bank under escrow account which is opened by escrow agent for the Company. The restricted investment consisted of Chinese Renminbi (“RMB”) financial product in a principal amount of $14,282 placed with and guaranteed by the high-credit quality bank which carried interest at 4.0% per annum and contractually mature in April 2013. The restricted investment and its associated interest income will be transferred to seller in 2013 according to the terms set forth in the acquisition agreement.

(e)	Short-term investments

Short-term investments consist of highly liquid investments with maturities greater than 90 days and less than one year at the date of purchase.

As of December 31, 2011, short-term investments mainly consisted of i) investments in RMB financial products in an aggregate principal amount of $331,817 placed with and guaranteed by high-credit quality banks which carry interest at 7.0% per annum and contractually mature in 2012; and ii) investments in entrusted loan arrangement in an aggregate principal amount of $143,899 placed with and guaranteed by a high-credit quality bank for onward lending to third parties which carry interest at 7.0% per annum and contractually mature in 2012.

As of December 31, 2012, short-term investments mainly consisted of investments in RMB financial products in an aggregate principal amount of $596,480 placed with and guaranteed by high-credit quality banks which carry interest ranging from 3.1% to 6.2% per annum and contractually mature at various periods throughout 2013.

Investment in financial products is stated in the balance sheet at the principal amount plus accrued interest income. Interest income is calculated at the specified interest rate and is recognized as interest income on the consolidated statements of operations.

(f)	Accounts receivable, net

Receivables in the consolidated balance sheets are stated net of allowance for doubtful accounts. Receivables with original maturities dated more than one year from the balance sheet date are classified as non-current. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) then applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, the Company considers factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation and going concerns.

The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors who have purchased our products under credit terms. Under these arrangements, the Company’s insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. The Company records provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After provision is made, the Company considers if an insurance receivable should be recorded. We record an insurance receivable only when recoveries are probable, which is when the Company has submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. The Company has historically received related insurance claims payment within 12-18 months of filing the claim.

(g)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the standard costing, which approximates average costing. Write downs of potentially obsolete or slow-moving inventories are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(h)	Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation and impairment loss, if any. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years
Land	Indefinite
Buildings and leasehold improvements	Shorter of lease term or 15 to 50 years
Plant and machinery	3 to 10 years
Electronic equipment, furniture and fixtures	3 to 8 years
Motor vehicles	5 years

(i)	Land use rights, net

Land use rights represent fees paid to acquire the right to use the land in the PRC for a specified period of time and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using straight-line basis over their respective lease periods, ranging from 20 to 50 years

(j)	Intangible assets, net

Intangible assets with finite useful lives consist of tradenames, completed technologies, core technologies, and customer relationships. They are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using straight-line basis over their estimated useful lives, ranging from 3 to 20 years.

Intangible assets with infinite lives, excluding goodwill are carried at cost and are not subject to amortization. It primarily consists of tradenames. It is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount in accordance with ASC 350, “Intangibles—Goodwill and Other” (“ASC 350”). The evaluation of indefinite-lived intangible assets for impairment involves two steps. The first step is to compare the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit is less than the carrying value, a second step is performed to determine the implied fair value of indefinite-lived intangible assets. If the implied fair value of indefinite-lived intangible assets is lower than its carrying value, an impairment charge equal to the difference is recorded. No impairments of indefinite-lived intangible assets were identified during any of the years presented.

(k)	Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount in accordance with ASC 350. The evaluation of goodwill for impairment involves two steps. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than the carrying value, a second step is performed to determine the implied fair value of goodwill. If the implied fair value of goodwill is lower than its carrying value, an impairment charge equal to the difference is recorded. No impairments of goodwill were identified during any of the years presented.

(l)	Impairment of long-lived assets

In accordance with ASC 360, “Impairment or Disposal of Long-Lived Assets”, the Company evaluates the carrying value of its long-lived assets such as intangible assets subject to amortization, property, plant and equipment and land use rights whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows expected to be generated from the asset’s use and eventual disposition is less than the carrying amount of the long-lived assets, the Company would recognize an impairment loss based on the difference between the estimated fair values of the assets calculated using a discounted cash flow and the carrying amount. A non-cash impairment loss of $nil, $nil and $308 were recorded for intangible assets during the years ended December 31, 2010, 2011 and 2012 respectively.

Management judgment is required in the area of asset impairment, particularly in assessing whether an event has occurred that indicates potential impairment. The estimation of future cash flows attributable to assets require significant judgment based on the Company’s historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect estimated future cash flows relating to assets which could trigger impairment.

(m)	Revenue recognition

The Company generates revenue from sale of medical devices. The medical devices that the Company sells include a software element, which is essential to the functionality of the tangible medical devices. Therefore, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectability is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with general right of return, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and does not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. For products sold with installation service, revenue is allocated to the products and installation service elements if the products delivered have standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. For sales of services, revenue is recognized in period in which the services rendered.

The Company offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase history.

The Company presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $47,031, $60,379 and $78,024 for the years ended December 31, 2010, 2011 and 2012 respectively, offset by a 14% VAT refund which the Company is entitled to for sales of products with embedded self-developed software of $17,690, $21,525 and $26,898 respectively for the years ended December 31, 2010, 2011 and 2012. The VAT refunds are recognized on an accrual basis.

(n)	Warranty provision

The Company provides a warranty provision at the time product revenue is recognized based on the historical rate of warranty services rendered. Such provision is included in cost of revenues on the consolidated statements of operations. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in accrued warranty provision which is included in other payables on the consolidated balance sheets as of December 31, 2010, 2011 and 2012 were as follows:

	December 31,
	2010	2011	2012
Balance, beginning of year	$4,172	$5,822	$9,342
Warranty liabilities assumed in connection with acquisitions	—	15	—
Provision made during the year	9,007	13,165	12,714
Settlement made during the year	(7,357)	(9,660)	(10,789)
Foreign currency translation adjustments	—	—	150

Balance, end of year	$5,822	$9,342	$11,417

(o)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues on the consolidated statements of operations. For the years ended December 31, 2010, 2011 and 2012, shipping and handling costs were $13,979, $18,189 and $ 21,230, respectively.

(p)	Government subsidies

Government subsidies include cash subsidies and advance subsidies received from the PRC government as recorded by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high-technology medical products, purchase of export credit insurance as well as State and/or local government incentives which aim to encourage entities to invest in high-technology industry in the region and to file patent applications for new invention. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their entitlement have been satisfied. Subsidies recognized as other income on the consolidated statements of operations were $5,093, $1,960 and $1,725 for the years ended December 31, 2010, 2011 and 2012, respectively.

(q)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues ranging from 3 to 7 years. Net capitalized software development costs were included in intangible assets on the consolidated balance sheets as “core technology”. Total amount capitalized during December 31, 2010, 2011 and 2012 were $8,837, $14,040 and $12,073 respectively.

Net capitalized software development costs as of December 31, 2011 and 2012 consisted of the following:

	December 31,
	2011	2012
Capitalized software development costs	$33,046	$45,203
Less: Accumulated amortization	(2,779)	(7,055)

Total net capitalized software development costs	$30,267	$38,148

Amortization expenses were $138, $2,574 and $4,189 for the years ended December 31, 2010, 2011 and 2012, respectively.

(r)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(q).

(s)	Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses were $1,348, $1,727 and $1,921 for the years ended December 31, 2010, 2011 and 2012, respectively, and were included in selling expenses on the consolidated statements of operations.

(t)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 18).

(u)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options or restricted shares at grant date. The Company elected to use the Black-Scholes Option Pricing Model to determine the fair value of share options on the dates of grant. Restricted shares are measured based on the fair market values of the underlying stock on the dates of grant. Share-based compensation expense is recognized in accordance with ASC 718, “Compensation—Stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved.

(v)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(w)	Derivative instruments

ASC 815, “Accounting for Derivative Instruments and Hedging Activities” (“ASC 815”) requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company entered into various forward contracts to limit its exposure to fluctuation in foreign currency exchange rates during 2011 and 2012. According to ASC 815, all these forward contracts are not accounted for under hedge accounting. The notional amounts of these forward contracts were $64,624 and $8,451 as of December 31, 2011 and 2012 respectively. These instruments are recorded at their fair value amounting to $891 and $56 as of December 31, 2011 and 2012 respectively and were all included in short-term investments on the consolidated balance sheets. The Company recorded a gain on derivative instruments of $891 and a loss on derivative instruments of $835 during the years ended December 31, 2011 and 2012 respectively. Such gain/(loss) on derivative instruments was recorded to general and administrative expenses on the consolidated statements of operations.

(x)	Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carry-forwards and credits, and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be realized.

(y)	Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share give effect to all dilutive potential ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Potential ordinary shares are calculated using the treasury stock method and consist of unvested restricted stock and the incremental common shares issuable upon the exercise of share options.

(z)	Foreign currency transactions

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

Assets and liabilities of non-US dollar functional currency entities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Items in the statements of operations are translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income in the statement of shareholders’ equity.

(aa)	Comprehensive income

Comprehensive income is defined to include all changes in equity during a period from transactions and other events and circumstances from nonowner sources. During the periods presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented in the consolidated statements of comprehensive income.

(bb)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash and restricted investment, short-term investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables, purchase consideration payable, income tax payable and other taxes payable approximate their fair values due to the short-term nature of these instruments.

(cc)	Fair value measurement

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

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements Using
	Total Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2010
Cash and cash equivalents	$137,502	$137,502	$—	$—
Short-term investments	296,003	—	296,003	—
Long-term bank loan	—	—	—	—
As of December 31, 2011
Cash and cash equivalents	124,311	124,311	—	—
Short-term investments	479,173	—	479,173	—
Long-term bank loan	35,025	—	35,025	—
As of December 31, 2012
Cash and cash equivalents Restricted cash	247,859 7,246	247,859 7,246	— —	— —
Restricted investment	14,282	—	14,282	—
Short-term investments	615,003	—	615,003	—
Long-term bank loan	50,039	—	50,039	—

(dd)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and restricted investments, short-term investments, derivative instruments and accounts receivable.

The Company places its cash and cash equivalents and restricted cash with high-credit quality financial institutions and a significant portion of them is placed with financial institutions in the PRC. All the short-term investments and restricted investment of the Company are with capital guaranteed by high-credit quality financial institutions in the PRC. The derivative instruments expose the Company to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting its counterparties to high-credit quality financial institutions in the PRC and Hong Kong. Although there is no official deposit insurance program or any agency similar to the Federal Deposit Insurance Corporation (FDIC) in the PRC, the Company believes that the risk of failure of any of these PRC banks and HK banks is remote and no significant credit risks exist.

Accounts receivable are typically unsecured and are derived from revenues earned from customers. The Company generally requires upfront payment or a significant installment prior to delivery of their products and performs ongoing credit evaluation of its customers. The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors as disclosed in Note 2(f). In addition, no one customer accounts to 10% or more of the Company’s total revenues during the periods presented. The Company believes that no significant credit risk exists as credit loss.

(ee)	Recently issued accounting standards

In July 2012, the FASB issued Accounting Standards Update No. 2012-02. Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in Update 2011-08. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company adopted this Update in fiscal year 2012 and elected to bypass the qualitative assessment and directly performed the quantitative impairment test, and the adoption does not have a significant impact on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income“. The new amendments will require the Company to:

•

Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period

•

Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, this ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the ASU in fiscal year 2013, if applicable. The Company does not expect the adoption will have a significant impact on the Company’s consolidated financial statements.

3	Subsidiaries

Details of the Company’s principal consolidated subsidiaries as of December 31, 2012 were as follows:

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.99%	Manufacturing and sales of medical equipments and research and development of related products
Shenzhen Mindray Investment & Development Co., Ltd.	PRC	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Manufacturing and sales of medical equipments and research and development of related products

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Shenzhen Mindray Software Technology Co., Ltd.	PRC	100%	Development and sale of software applications
Xi’an Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
Chengdu Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipments and related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipments and related products
Zhejiang Greenlander Info. Tech Co., Ltd	PRC	60%	Manufacturing and sales of medical equipments and research and development of related products
Hangzhou Optcla Medical Instrument Co., Ltd	PRC	60%	Manufacturing and sales of medical equipments and research and development of related products
Shenzhen Shenke Medical Instrument Technical Development Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products
Suzhou Hyssen Electronic Technology Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products
Hunan Changsha Tiandiren Biotech Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products
Wuhan Dragonbio Surgical Implant Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products
Shanghai Medical Optical Instruments Factory Co., Ltd	PRC	100%	Manufacturing and sales of medical equipments and research and development of related products
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Sales and marketing of medical equipment
Mindray Global Limited	BVI	100%	Investment holding
Mindray Research and Development Limited	BVI	100%	Investment holding
Mindray DS USA Inc.	United States	100%	Manufacturing and sales of medical equipments and research and development of related products
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical Sweden AB	Sweden	100%	Manufacturing and sales of medical equipments and research and development of related products
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Mindray Medical France SARL	France	100%	Sales and marketing of medical equipment
Facai Immobilier	France	100%	Property holding
Mindray Medical Germany GmbH	Germany	100%	Sales and marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Sales and marketing of medical equipment
Mindray Medical Netherlands B.V.	The Netherlands	100%	Sales and marketing of medical equipment
Mindray Medical Espana S.L.	Spain	100%	Marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Sales and marketing of medical equipment
Mindray—Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments
Mindray Medical Colombia S.A.S	Colombia	100%	Marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Marketing of medical equipment
Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding
Mindray Medical India Private Limited	India	100%	Sales and marketing of medical equipment
PT Mindray Medical Indonesia	Indonesia	100%	Sales and marketing of medical equipment
Mindray Medical Thailand Limited	Thailand	100%	Marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Marketing of medical equipment
Mindray Medical Egypt Limited	Egypt	100%	Marketing of medical equipment
Mindray Medical Vietnam Company Limited	Vietnam	100%	Marketing of medical equipment

4	Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2011	2012
Accounts receivable	$208,224	$203,907
Less: allowance for doubtful debts	(7,787)	(16,034)

Total accounts receivable, net	200,437	187,873
Less: non-current portion	—	(2,172)

Current portion	$200,437	$185,701

Movements in allowance for doubtful accounts were as follows:

	December 31,
	2010	2011	2012
Balance at beginning of year	$7,609	$7,821	$7,787
Allowance (recovery) made during the year	212	(34)	9,572
Foreign currency translation adjustments	—	—	(1,325)

Balance at end of year	$7,821	$7,787	$16,034

5	Inventories

Inventories consisted of the following:

	December 31,
	2011	2012
Raw materials	$40,742	$46,589
Work-in-progress	30,478	31,896
Finished goods	23,470	31,614

Total inventories	$94,690	$110,099

During the years ended December 31, 2010, 2011, and 2012, the Company recorded inventories write-down of $1,247, $3,105 and $2,609, respectively, to their net realizable value.

6	Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2011	2012
Land	$4,485	$4,504
Buildings and leasehold improvements	188,738	211,203
Plant and machinery	33,557	42,270
Electronic equipment, furniture and fixtures	87,175	102,115
Motor vehicles	2,244	2,809

Total cost	316,199	362,901
Less: Accumulated depreciation and amortization	(95,377)	(122,233)

	220,822	240,668
Construction in progress	17,130	27,342

Total property, plant and equipment, net	$237,952	$268,010

Depreciation expenses were $18,775, $23,215 and $28,043 for the years ended December 31, 2010, 2011, and 2012, respectively.

7	Land use rights, net

The Company’s interests in land use rights represent prepaid operating lease payments and their net book value was analyzed as follows:

	December 31,
	2011	2012
Land use rights	$58,086	$61,045
Less: Accumulated amortization	(2,814)	(4,124)

Total land use rights, net	$55,272	$56,921

Amortization expenses were $847, $1,093 and $1,246 for the years ended December 31, 2010, 2011 and 2012, respectively.

8	Intangible assets, net

Intangible assets, net consisted of the following:

		December 31, 2011			December 31, 2012
	Range of Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Provision for Impairment	Net Carrying Amount
Tradenames	5-20 years	$13,735	$(114)	$13,621	$16,447	$(998)	$—	$15,449
Technology	3-15 years	32,486	(21,825)	10,661	58,579	(26,332)	(308)	31,939
Core technology	3-7 years	33,046	(2,779)	30,267	45,203	(7,055)	—	38,148
Customer relationships	3-12 years	31,002	(9,233)	21,769	51,895	(12,812)	—	39,083
Other intangible assets	Indefinite	7,711	—	7,711	7,715	—	—	7,715

Total		$117,980	$(33,951)	$84,029	$179,839	$(47,197)	$(308)	$132,334

Amortization expense was $7,450, $9,568 and $13,115 for the years ended December 31, 2010, 2011 and 2012, respectively.

As of December 31, 2012, estimated aggregate amortization expense for each of the next five years ended December 31, is as follows:

2013	$17,785
2014	15,964
2015	13,996
2016	13,269
2017	12,899
2018 and thereafter	50,717

$124,630

9	Goodwill

Movements in goodwill were as follows:

	Patient Monitoring and Life Support Devices	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Balance as of December 31, 2010	$104,881	$5,253	$5,260	$278	$115,672
Goodwill arising from acquisitions during the year	6,490	5,535	—	—	12,025
Foreign currency translation adjustments	498	376	244	25	1,143

Balance as of December 31, 2011	$111,869	$11,164	$5,504	$303	$128,840
Goodwill arising from acquisitions during the year	—	640	—	32,343	32,983
Foreign currency translation adjustments	206	165	81	741	1,193

Balance as of December 31, 2012	$112,075	$11,969	$5,585	$33,387	$163,016

10	Bank Loans

Summarized below were bank loans as of December 31, 2011 and 2012:

	December 31, 2011
	2011	2012
Bank of China Limited, New York Branch	$50,000	$50,000
Bank of China (Hong Kong) Limited	35,025	85,139
China Industrial Bank	475	—

Total bank loans	85,500	135,139
Less: non-current portion	(35,025)	(50,039)

Current portion	$50,475	$85,100

On April 26, 2011, the Company entered into a two-year term loan in the aggregate principal amount of $35,000 to finance its fiscal year 2010 dividend payment. The loan bears an interest at 2.1% over LIBOR per annum.

On July 18, 2011, the Company, through US subsidiary, entered into a one-year revolving credit facility for an amount of $50,000 to finance its working capital requirements. The facility was fully drawn on July 22, 2011 and bears an interest at 1.8% over LIBOR per annum, which was subsequently increased to 2.0% over LIBOR per annum in July 2012. The loan was secured by standby letters of credits with an aggregate amount of not less than $50,000 issued by Bank of China, Shenzhen Branch, which is procured by its PRC subsidiary, in favor of the lender.

On March 23, 2012, the Company entered into a two-year term loan in the aggregate principal amount of $50,000 to finance its fiscal year 2011 dividend payment. The loan bears an interest at 3.55% over LIBOR per annum.

On May 22, 2012, the Company, through its Hong Kong subsidiary, drew down an aggregate principal amount of $2,000 from its existing revolving credit facilities to finance its working capital requirements. The revolving loan bears an interest at a 1.4% over LIBOR per annum. On November 23, 2012, such loan was fully repaid.

On July 13, 2012, the Company, through its PRC subsidiary, fully repaid a one-year term loan in an aggregate principal amount of RMB3,000 (equivalent to $475) from China Industrial Bank, entered into in 2011.

All the above financing arrangement does not require pledging any assets of the Company. There is compensating balance arrangement of $89,250 as of December 31, 2012 in relation to those loans borrowed from Bank of China (Hong Kong) Limited. Their drawing are made available to the Company against RMB deposit and /or RMB financial products for an amount of not less than 105% of the drawing amount having been deposited by its PRC subsidiary with a PRC affiliate of Bank of China (Hong Kong) Limited. The Company has no legal restriction on the withdrawal of these deposits and financial products.

The weighted average interest rate for borrowings outstanding as of December 31, 2011 and 2012 was 2.30% and 3.02% respectively.

11	Notes payable

	December 31,
	2011	2012
Notes payable	$7,013	$8,697

Notes payable represents bills issued by various banks in favor of the Company’s vendors and suppliers as payments for goods and services the Company purchased. The notes payable allows the Company’s vendors and suppliers to receive payment in cash from the banks upon presentation on their due dates, which is usually between 60 to 90 days and withdrawal will be made from the Company’s bank accounts. Accordingly, no interest will be charged on the bills.

12	Other payables

Other payables consisted of the following:

	December 31,
	2011	2012
Accrued tender expenses	$4,256	$6,750
Accrued construction costs	11,022	9,180
Accrued operating expenses	20,975	30,435
Accrued professional fees	3,261	10,297
Accrued dispute charges	—	9,700
Advance subsidies from government	6,325	17,647
Guarantee deposits from distributors	8,953	11,172
Accrued interest expenses	588	698
Accrued warranty provision	8,974	11,417
Others	1,003	1,232

	$65,357	$108,528

13	Secondary offering

On March 9, 2010, the Company completed a public offering of 4,000,000 American Depository shares (“ADS”) by issuing 4,000,000 Class A ordinary shares at $38.20 per ADS. Net proceeds of $149,661, which consisted of the gross proceeds of $152,800 net of directly attributable transaction costs, including legal and professional fees of $3,139, were recorded as part of equity.

14	Dividends

The Company declared and distributed dividends of $22,799, $34,522 and $ 46,401 to its shareholders during the years ended December 31, 2010, 2011 and 2012, respectively.

15	Share-based compensation plan

(a)	Share Options

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

During the years ended December 31, 2011 and 2012, the Company did not grant any share options.

Management used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

Year of grant	2010
Risk-free interest rate	2.27%
Expected life	5.5 years
Assumed volatility	28.8%
Expected dividends	2%
Fair value on grant date	$9.94

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies and the Company’s own historical volatility. The expected term has been ascertained based on the vesting terms, contractual terms and the option exercise history. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

A summary of the activities of share options under the Plan for the year ended December 31, 2012 is presented below:

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2011	5,316,868	$12.56
Exercised	(1,748,935)	14.06
Forfeited	(28,207)	20.69

Outstanding as of December 31, 2012	3,539,726	$11.75

The weighted-average grant-date fair value of options granted during the year ended December 31, 2010 was $9.94. No share options were granted during 2011 and 2012.

The total intrinsic value of share options exercised during the years ended December 31, 2010, 2011 and 2012 was $21,194, $12,820 and $32,594, respectively. The total intrinsic value of exercisable share options was $82,684, $67,990 and $73,943, as of December 31, 2010, 2011 and 2012, respectively. The total intrinsic value of the outstanding share options was $87,951, $70,191 and $74,266, as of December 31, 2010, 2011 and 2012, respectively.

Cash received from exercise of options under all share-based payment arrangements for the years ended December 31, 2010, 2011 and 2012 was $11,160, $7,121 and $24,593 respectively.

As of December 31, 2012, there was $67 of total unrecognized compensation cost related to non-vested share options granted under the Plan, which will be recognized over a weighted average period of 2.0 years.

The following table summarizes information about share options issued under the Plan described above that are outstanding and exercisable as of December 31, 2012:

	Options Outstanding				Options Exercisable
Range of exercise price	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
$5.00	1,207,106	$5.00	1.15	$33,437	1,207,106	$5.00	1.15	$33,437
$11.00 - $18.34	1,448,746	11.03	1.70	31,394	1,443,246	11.00	1.69	31,315
$20.50 - $29.30	845,067	21.54	2.53	9,432	822,957	21.53	2.51	9,191
$32.54 - $40.2	38,807	35.17	1.17	4	16,307	38.80	2.78	—

Total	3,539,726	$11.75	1.70	$74,267	3,489,616	$11.54	1.70	$73,943

As of December 31, 2012, share options vested and expected to vest totaled approximately 3.5 million shares, with a weighted-average remaining contractual life of 1.70 years and a weighted-average exercise price of $11.74 per share and an aggregated intrinsic value of approximately $74,250.

(b)	Restricted Shares Units (“RSU”)

A summary of the activities of the Company’s non-vested RSU under the Plan for the year ended December 31, 2012, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2011	642,347	$26.81
Granted	591,440	31.45
Vested	(343,815)	28.03
Forfeited	(34,217)	28.12

Non-vested as of December 31, 2012	855,755	$29.47

The total fair value of RSU vested during the year ended December 31, 2010, 2011 and 2012 was $300, $4,886 and $ 9,563, respectively.

As of December 31, 2012, there was $13,852 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.59 years.

As of December 31, 2011, the Company had 387,454 shares held as treasury stock. All these shares were reissued through the exercise of share options or the grants of RSU during 2012.

16	Basic and diluted earnings per share

The Company is authorized to issue up to 4,000,000,000 Class A ordinary shares and up to 1,000,000,000 Class B ordinary shares, both with par value of HK$0.001 per share.

Each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes. Both Class A and Class B ordinary shares are entitled to receive dividends whenever funds are legally available and declared by the Board of Directors of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights. Accordingly, their earnings per share are the same. As of December 31, 2012, there were 87,814,624 Class A ordinary shares and 29,619,907 Class B ordinary shares issued and outstanding. The Company refers to Class A and Class B ordinary shares as ordinary shares throughout the notes to these financial statements, unless otherwise noted.

The following is a computation of potential dilutive shares for the periods:

	Years Ended December 31,
	2010	2011	2012
Basic earnings per share:
Numerator
Net income attributable to Mindray shareholders	$155,466	$166,629	$180,209

Denominator
Weighted-average ordinary shares outstanding, basic	113,638,024	115,254,095	116,749,213

Basic earnings per share	$1.37	$1.45	$1.54

Diluted earnings per share:
Numerator
Net income attributable to Mindray shareholders	$155,466	$166,629	$180,209

Denominator
Weighted-average ordinary shares outstanding, basic	113,638,024	115,254,095	116,749,213
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	3,943,172	3,195,756	3,065,791

Weighted-average ordinary shares outstanding, diluted	117,581,196	118,449,851	119,815,004

Diluted earnings per share	$1.32	$1.41	$1.50

Share options with anti-dilutive effect were excluded in the computation of diluted earnings per share. As of December 31, 2010, 2011 and 2012, the number of ordinary shares to be purchased under those share options with anti-dilutive effect were 90,200, 109,439 and 38,807 respectively.

17	Other income, net

Other income, net consisted of the following:

	Years Ended December 31,
	2010	2011	2012
Government and other subsidies	$9,129	$1,960	$1,725
Others, net	(294)	1,148	(106)

Other income, net	$8,835	$3,108	$1,619

18	Staff retirement plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. Other than these contributions, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $5,826, $8,786 and $10,005 for the years ended December 31, 2010, 2011 and 2012, respectively. The cost of the Company’s contributions to the defined contribution plan outside the PRC amounted to $1,753, $3,254 and $3,795 for the years ended December 31, 2010, 2011 and 2012, respectively.

19	Income taxes

The components of income taxes were as follows:

	Years Ended December 31,
	2010	2011	2012
Current taxes charged	$14,739	$19,974	$37,396
Deferred taxes charged (credited)	2,892	2,673	(27)

Total provision for income taxes	$17,631	$22,647	$37,369

Mindray International is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under current Cayman Islands law.

The Company conduct substantial business through Shenzhen Mindray Bio-Medical Electronics Co., Ltd (“Shenzhen Mindray”) which was determined as “New and Hi-Tech Enterprises” (“NHTE”) in October 2008 and was therefore eligible to a preferential enterprise income tax (EIT) of 15% through the end of 2013. The continued qualification for NHTE will still be subject to review by the relevant government authority in the PRC.

In January 2010 and February 2011, Shenzhen Mindray was awarded the “Nationwide Key Software Enterprise Status” for calendar year 2009 and 2010, respectively. Under the current tax policies for software and integrated circuit industries, the applicable EIT rate for Shenzhen Mindray for calendar year 2009 and 2010 was adjusted to 10% accordingly, which resulted in approximately $8.6 million and $7.6 million savings in Shenzhen Mindray’s EIT, respectively. The $8.6 million and $7.6 million tax benefits were recognized in the first quarter of 2010 and 2011 respectively. In March 2013, the Company was awarded the “Nationwide Key Software Enterprise Status” for calendar year 2011 and 2012. The respective tax benefits will be recognized in the first quarter of 2013. Please refer to Note 25 — Subsequent Events for details.

Mindray DS USA Inc. (“Mindray DS USA”) is a company incorporated in New Jersey, United States of America and is currently subject to state tax at an average rate of 8%. Together with the federal tax at the rate of 35%, the effective tax rate of Mindray DS USA is 40.2%. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Components of deferred tax assets and liabilities were as follows:

	December 31,
	2011	2012
Deferred tax assets are analyzed as:
Accrued compensation	$698	473
Acquired intangible assets	4,861	6,049
Bad debt provision	1,044	3,418
Depreciation of property, plant and equipment	342	1,135
Government subsidies	714	2,393
Inventory write-down	(397)	1,096
Sales incentive and warranty accruals	1,705	2,315
Tax loss	31,335	41,058
Others	126	390
Valuation allowance	(36,945)	(51,884)

Net deferred tax assets	$3,483	$6,443

Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(12,925)	$(23,369)

Total	$(9,442)	$(16,926)

	December 31,
	2011	2012
Deferred tax assets are analyzed as:
Current	$3,483	$6,443

Deferred tax liabilities are analyzed as:
Non-current	(12,925)	(23,369)

Total	$(9,442)	$(16,926)

As of December 31, 2012, the Company had net operating loss carryforwards of $113,109, out of which $75,871 is in relation to Mindray DS USA, that can be used against future tax income. The net operating loss carryforwards in relation to Mindray DS USA will expire in 2029-2032 if not utilized, while the net operating loss carryforwards for other subsidiaries are subject to different expiry dates.

As the Company operates through multiple subsidiaries, the valuation allowance is considered on an individual subsidiary basis. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets within those loss jurisdictions will not be realized. The Company recorded a valuation allowance of $36,945 and $51,884 for those deferred tax assets that do not meet likely than not threshold as of December 31, 2011 and 2012.

Movements in valuation allowance were as follows:

	2010	2011	2012
Balance, beginning of year	$14,674	$29,132	$36,945
Current year addition	14,458	7,813	14,939

Balance, end of year	$29,132	$36,945	$51,884

Reconciliation of provision for income taxes to the amount computed by applying the current tax rate to the income before income taxes and non-controlling interests on the consolidated statements of operations is as follows:

	2010	2011	2012
Income before income taxes and non-controlling interests	$173,097	$189,572	$219,651
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	25,140	32,196	36,809
Effect of net income for which no income tax benefit/expense is receivable/payable	(514)	1,252	(929)
Effect of foreign income tax rate	(12,823)	(10,392)	(5,192)
Change in PRC income tax rate	(832)	(124)	(68)
Employee share-based compensation	1,466	1,909	1,833
Non-taxable VAT refund	(2,650)	(3,303)	(3,853)
Additional deduction on research and development expenses	(3,720)	(5,109)	(5,958)
Over provision of income taxes in prior years	(2,162)	(1,595)	(212)
Change in valuation allowance	13,726	7,813	14,939

Total provision for income taxes	$17,631	$22,647	$37,369

As of December 31, 2011 and 2012, we had $3.7 million and $5.5 million of unrecognized tax benefits, respectively, included in our current tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	December 31,
	2011	2012
Unrecognized tax benefits beginning balance	$1,742	$3,651
Gross decrease - tax positions in prior year	(417)	—
Gross increase - current period tax positions	2,326	1,833

Unrecognized tax benefits ending balance	$3,651	$5,484

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The Company recorded interest and penalties related to income tax matters in provision for income taxes on consolidated statements of operations. As of December 31, 2012 and 2011, the amount of interest and penalties related to uncertain tax positions is immaterial.

20	Acquisitions

The Company accounted for its acquisitions in accordance with ASC 805, “Business Combination” (“ASC 805”). The results of the acquirees’ operations have been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entities over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes in the PRC. The fair value of the acquired entities consists of purchase price and the fair value of non-controlling interests which is measured based on fair value method in accordance with ASC 805 by grossing up the fair value of the controlling interests and taking into consideration control premium discount.

(a)	Transactions completed in 2011

The Company, through one of its PRC subsidiaries, acquired 51% equity interest of Shenzhen Shenke Medical Instrument Technical Development Co., Ltd. (“Shenke”), a provider of infusion pumps, syringes and infusion monitoring systems in the PRC and Suzhou Hyssen Electronic Technology Ltd. (“Hyssen”), a provider of urine analyzers in the PRC on April 1, 2011 and July 25, 2011, respectively. The Company benefits from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquirees’ technology and expertise in the areas of infusion pump and automated urine sediment analyzer in the PRC respectively. The total consideration for 51% equity interest of Shenke and Hyssen amounted to $10,208, which includes $9,413 payable to original shareholders and $795 captial contribution. In Shenke’s acquisition, the total consideration includes a $872 contingent payment which will depend upon Shenke meeting certain sales target in 2011.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$4,212
Property, plant, and equipment	244
Intangible assets	3,716
Goodwill	12,025

Total assets acquired	20,197
Current liabilities	(2,011)
Deferred tax liabilities	(926)

Net assets acquired	17,260
Non-controlling interests	(7,847)

Total purchase consideration	$9,413
Less: Purchase consideration payable	(2,142)
Less: Cash acquired	(741)

Acquisition cost, net of cash received	$6,530

Goodwill associated with Shenke and Hyssen is attributable to the patient monitoring segment and the in-vitro diagnostic segment, respectively. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective useful lives are shown in the following table:

	Estimated Useful Life	Gross Carrying Amount
Tradename	10 years	$1,306
Technology	10 years	1,631
Customer relationships	10 years	779

Total		$3,716

(b)	Transactions completed in 2012

1.	Acquisition of Dragonbio

The Company, through one of its PRC subsidiaries, acquired 51% equity interest of Wuhan Dragonbio Surgical Implant Co., Ltd. (“Dragonbio”), a domestic medical orthopedic products provider that specializes in trauma, spine, joint and other surgical products in July 2012. The Company expects to gain access to the fast-growing Chinese orthopedic market and potentially expand into additional international markets in the future through the combined business benefits from the transaction. The total consideration for 51% equity interest of Dragonbio amounted to $35,263, which is subject to downward adjustments depending upon Dragonbio meeting its audited sales target in 2012. As of December 31, 2012, management estimated that no adjustments were required to the consideration amounts based on actual unaudited 2012 results. The purchase consideration payable is expected to be settled before April 30, 2013 when Dragonbio’s audited financial information is completed. The payable is placed under an escrow account and is classified as restricted investment as at December 31, 2012.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$9,557
Property, plant, and equipment	2,185
Intangible assets	35,153
Land use rights	1,436
Goodwill	20,545

Total assets acquired	68,876
Current liabilities	(3,030)
Deferred tax liabilities	(5,274)

Net assets acquired	60,572
Non-controlling interests	(25,309)

Total purchase consideration	35,263
Less: Purchase consideration payable	(14,106)
Less: Cash acquired	(1,817)

Acquisition cost, net of cash received	$19,340

Goodwill associated with Dragonbio is attributable to other segment. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table:

	Estimated Useful Life	Gross Carrying Amount
Tradename	15 years	$905
Technology	15 years	20,455
Customer relationships	12 years	13,793

Total		$35,153

2.	Acquisition of other PRC entities

In 2012, the Company, through one of its PRC subsidiaries, completed the acquisitions for four other PRC entities, namely, (1) Zhejiang Greenlander Information Technology Co., Ltd (‘Greenlander’), a healthcare IT solutions provider specializing in Picture Archiving & Communication System (‘PACS’) and Radiology Information System (‘RIS’); (2) Hunan Changsha Tiandiren Biotech (‘Tiandiren’), a provider of microbiology analysis solutions; (3) Hangzhou Optcla Medical Instrument Co., Ltd (‘Optcla’), a provider of rigid endoscopes and related surgical instruments and consumables; and

(4) Shanghai Medical Optical Instrument Co., Ltd (‘SMOIF’), a provider of flexible endoscopes and related surgical instruments. The acquired % equity interest for these four acquirees were 54.3%, 51.0%, 57.7% and 100% respectively.

The total consideration was $21,025, of which $2,802 relating to the acquisition of one of the entities is subject to downward adjustments depending upon the entity meeting its audited net profit target in 2012. As of December 31, 2012, management estimated that no adjustments were required to the consideration amounts based on actual unaudited 2012 results of such entity.

The total purchase consideration payable was $5,485, of which $1,779 is placed under an escrow account and is classified as restricted cash as of December 31, 2012. The purchase consideration payable of these acquired PRC entities will be settled upon audited financial information is completed.

Subsequent to the completion of the acquisition, the Company, through one of its PRC subsidiaries, further injected capital of RMB11,000 (equivalent to $1,750) in aggregate to increase its equity interest on Greenlander and Optcla up to 60%, with a corresponding increase in non-controlling interests of $623. An additional RMB6,500 (equivalent to $1,033) was further injected to Tiandiren based on their respective equity interest, by the Company through one of its PRC subsidiaries and its non-controlling interest, of $527 and $506 respectively.

The Company expects to benefit from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquirees’ technology and expertise in their respective areas.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$6,334
Property, plant, and equipment	1,239
Intangible assets	13,248
Goodwill	12,438

Total assets acquired	33,259
Current liabilities	(1,231)
Deferred tax liabilities	(2,188)

Net assets acquired	29,840
Non-controlling interests	(8,815)

Total purchase consideration	21,025
Less: Purchase consideration payable	(5,485)
Less: Cash acquired	(2,294)

Acquisition cost, net of cash received	$13,246

Goodwill associated with Tiandiren and the three other PRC entities is attributable to in-vitro diagnostic segment and other segment respectively. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

	Estimated Useful Life	Gross Carrying Amount
Tradename	9-15 years	$1,712
Technology	6-15 years	4,855
Customer relationships	9-12 years	6,681

Total		$13,248

(c)	Pro Forma Consolidated Financial Information

The Company has not prepared the pro-forma condensed combined statement of operations in accordance with ASC 805 as the acquisitions both individually and in the aggregate are not material, where individual and aggregate net revenue and net income of these acquired entities for the year ended December 31, 2012 are less than 5% of the Company’s consolidated net revenue and net income for the year ended December 31, 2012.

21	Banking facilities

The Company has an aggregate available banking facilities of $193,452 and $275,843 with various banks for loans, bills, letter of guarantee/credit and standby letter of credits facilities, of which $41,979 and $71,457 were unutilized as of December 31, 2011 and 2012, respectively. Some of these facilities were secured by corporate guarantees executed by the Company and certain of its subsidiaries. In addition, the Company is required to comply with certain financial covenants imposed by the banks. As of December 31, 2011 and 2012, the Company was in compliance with the financial covenants imposed by the banks.

22	Commitments and contingencies

(a)	Lease commitments

The Company’s existing rental leases do not contain significant restrictive provisions. The following is a schedule by year of future minimum lease obligations under non-cancelable rental operating leases as of December 31, 2012:

Years ended December 31,
2013	$6,584
2014	4,304
2015	3,498
2016	3,277
2017	2,831
2018 and thereafter	375

$20,869

Rental expenses under operating leases were $8,784, $11,071 and $12,049 for the years ended December 31, 2010, 2011 and 2012, respectively.

(b)	Capital commitments

As of December 31, 2012, the Company had outstanding capital commitments for property, plant and equipment totaling $22,857.

(c)	Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidelines. The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. Set forth below is a description of certain loss contingencies as of December 31, 2012 and management’s opinion as to the likelihood of loss in respect of loss contingency.

On December 21, 2012, Masimo Corporation (“Masimo”) brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Mindray DS USA’s U.S. Beneview pulse oximeters and sensors infringe its nine asserted patents relating to pulse oximeters and sensors, and that Shenzhen Mindray infringes the same patents and also breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013. Masimo’s Purchase and License Agreement with Shenzhen Mindray expired on December 31, 2012. Shenzhen Mindray plans to vigorously respond to Masimo’s Complaint, and its response is due on May 31, 2013. The Company accrued $9,700 dispute charges in relation to the litigation and does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued for the years ended December 31, 2010, 2011 and 2012 were not material to the Company’s financial position, results of operations or cash flows.

23	Distribution of profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under generally accepted accounting principles in the PRC. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their reserve either in the form of dividends, loans or advances. The amount of this restricted portion was $29,105 and $32,876 as of December 31, 2011 and 2012, respectively.

24	Segment reporting

The Company accounts for segmental reporting under ASC 280, “Segment reporting”. It has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues from the sale of their products. The Company’s chief operating decision makers, has been identified as the Chief Executive Officer, review these operating segment results when making resource allocation decisions and evaluating the performance of the Company’s business.

The Company does not allocate operating expenses to individual reportable segments when making resource allocation decisions and evaluating its business performance. Accordingly, there are measurement differences between the reportable segments and the consolidated financial statements.

The following table presented selected financial information relating to the Company’s reportable segments for the years ended December 31, 2010, 2011 and 2012:

	Patient Monitoring and Life Support Products	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Years Ended December 31,
2010
Net revenues	$316,223	$175,245	$173,170	$39,671	$704,309
Cost of revenues	(136,388)	(70,554)	(57,086)	(39,306)	(303,334)

Gross profit	179,835	104,691	116,084	365	400,975

2011
Net revenues	$386,692	$222,270	$221,603	$50,178	$880,743
Cost of revenues	(174,509)	(98,348)	(77,020)	(44,425)	(394,302)

Gross profit	$212,183	$123,922	$144,583	$5,753	$486,441

2012
Net revenues	$449,131	$286,075	$253,234	$71,614	$1,060,054
Cost of revenues	(195,333)	(119,420)	(87,983)	(56,653)	(459,389)

Gross profit	$253,798	$166,655	$165,251	$14,961	$600,665

Geographic disclosures

The Company’s revenues by geography are based on country of customer destination. The net revenues attributable by the PRC, the United States, Europe and other countries for the years ended December 31, 2010, 2011 and 2012 were as follows:

	Years Ended December 31,
	2010	2011	2012
Net revenues:
PRC	$293,435	$374,312	$472,991
United States	104,814	136,689	143,586
Europe	87,720	91,046	100,985
Other countries	218,340	278,696	342,492

Total net revenues	$704,309	$880,743	$1,060,054

Long-lived assets located at the respective geographic areas as of December 31, 2011 and 2012 are as follows:

	Years Ended December 31,
	2011	2012
Long-lived assets
PRC	$259,685	$288,978
United States	28,338	28,546
Other countries	5,201	7,407

Total long-lived assets	$293,224	$324,931

Long-lived assets represents the total assets less current assets, other assets, non-current accounts receivable, net, advances for purchase of plant and equipment, intangible assets, net and goodwill.

Major customers

There was no single customer who accounted to 10% or more of the Company’s net revenues for the years ended December 31, 2010, 2011 and 2012, respectively.

25	Subsequent Events

In January 2013, the Company, through its PRC subsidiary, acquired 47.08% equity interest in Beijing Precil Instrument Co., Ltd, which is a provider of coagulation analyzers and related products in the PRC at a consideration of $7,497 (equivalent to RMB47,080), of which $5,289 is placed under an escrow account and is classified as restricted cash as of December 31, 2012. The Company expects to achieve synergies in the transactions by combining its strong engineering, manufacturing, sales and management platforms with the acquiree’s technology and expertise in the area of coagulation analyzers. Subsequent to the completion of the acquisition, the Company, through its PRC subsidiary, further injected capital to increase its equity interest on Beijing Precil Instrument Co., Ltd up to 51%.

On February 25, 2013, the Company’s board of directors declared a cash dividend of $0.50 per ordinary shares. The cash dividends are payable on or around April 8, 2013, to shareholders of record as of March 8, 2013.

In March 2013, Shenzhen Mindray was awarded the nationwide key software enterprise status for calendar year 2011 and 2012. Accordingly, the applicable EIT rate for Shenzhen Mindray for calendar year 2011 and 2012 will be adjusted from 15% to 10%. The income tax provision included in the financial statements for the years ended December 31, 2011 and 2012 did not take into account the adjustment for the change in Shenzhen Mindray’s applicable EIT rate for 2011 and 2012. The resulted tax benefits for 2011 and 2012 were $7.9 million and $11.4 million respectively and will be recognized in the first quarter of 2013. The nationwide key software enterprise status is currently granted on every two years by the PRC government authority and is subject to their review. There is no assurance that Mindray will be granted this status applicable to 2013 or in any future years.