Form 20-F
period 2013-12-31
Mindray Medical International LTD
filed 2014-04-28
CIK 1373060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

The People’s Republic of China

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 89,208,530 Class A ordinary shares and 29,119,907 Class B ordinary shares.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including, among others, Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, Nanjing Mindray Bio-Medical Electronics Co., Ltd., or Nanjing Mindray, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd., or Beijing Mindray, Shenzhen Mindray Software Technology Co., Ltd., or Shenzhen Mindray Software, Mindray DS USA Inc., or Mindray DS USA, and ZONARE Medical Systems, Inc., or ZONARE;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” or “$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“Exchange Act” refers to the United States Securities and Exchange Act of 1934, as amended.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013, and as of December 31, 2012 and 2013.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and strategies;

•	our plans to launch new products or product lines;

•	our expectations regarding market acceptance of and demand for our products;

•	the effects and integration of our former, current and future acquisitions;

•	our ability to expand our production and manage our sales and distribution network and other aspects of our operations, including our sales, marketing and service offices, our manufacturing facilities and our research and development centers;

•	our intention to pay annual cash dividends to our shareholders;

•	competition in the medical device industry in China and internationally;

•	relevant government policies, healthcare reform and regulations relating to the medical device industry;

•	the projected growth in certain product lines;

•	the projected growth of the medical device industry in China and internationally;

•	our future business development, financial condition and results of operations;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	the effects of global macroeconomic conditions on our business; and

•	general economic and business conditions in the countries where our products are sold.

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

The selected consolidated balance sheet data as of December 31, 2012 and 2013, and the selected consolidated statement of operations data for the years ended December 31, 2011, 2012, and 2013, were derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated financial data for the years ended December 31, 2009 and 2010 and as of December 31, 2009, 2010 and 2011 were derived from our audited consolidated financial statements that are not included in this annual report. The following consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects.”

Our audited consolidated financial statements were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues	$634,183	$704,309	$880,743	$1,060,054	$1,213,987
Cost of revenues(1)	(280,319)	(303,334)	(394,302)	(459,389)	(527,402)

Gross profit	353,864	400,975	486,441	600,665	686,585
Operating expenses:
Selling expenses(1)	(106,142)	(122,960)	(167,049)	(188,804)	(220,589)
General and administrative expenses(1)	(47,512)	(61,193)	(70,330)	(116,228)	(128,308)
Research and development expenses(1)	(58,383)	(60,316)	(82,024)	(104,302)	(127,464)
Realignment costs — post acquisition	(1,215)	(919)	—	—	—

Income from operations	140,612	155,587	167,038	191,331	210,224
Other income, net	25,525	8,835	3,108	1,619	3,881
Interest income	6,574	11,575	20,816	30,794	37,047
Interest expense	(4,759)	(2,900)	(1,390)	(4,093)	(6,345)

Income before income taxes and non-controlling interests	167,952	173,097	189,572	219,651	244,807
Provision for income taxes	(28,764)	(17,631)	(22,647)	(37,369)	(14,260)

Net income	$139,188	$155,466	$166,925	$182,282	$230,547
Less: Net income attributable to non-controlling interests	—	—	(296)	(2,073)	(5,793)

Net income attributable to Mindray shareholders(2)	$139,188	$155,466	$166,629	$180,209	$224,754

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except share and per share data)
Basic earnings per share	$1.28	$1.37	$1.45	$1.54	$1.91
Diluted earnings per share	$1.23	$1.32	$1.41	$1.50	$1.87
Dividends declared per share	$0.20	$0.30	$0.40	$0.50	$0.50
Shares used in computation of:
Basic earnings per share	108,567,305	113,638,024	115,254,095	116,749,213	117,705,414
Diluted earnings per share	113,025,775	117,581,196	118,449,851	119,815,004	120,051,635

	As of December 31,
	2009	2010	2011	2012	2013
	(In thousands except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$204,228	$137,502	$124,311	$247,859	$385,224
Working capital(3)	257,027	520,043	682,078	818,254	990,653
Total current assets	511,665	694,600	939,309	1,220,845	1,647,692
Total assets	966,265	1,150,561	1,458,971	1,857,118	2,503,934
Total current liabilities	254,638	174,557	257,231	402,591	657,039
Non-controlling interests	2	2	8,943	46,272	59,210
Total Mindray shareholders’ equity	640,549	966,601	1,142,492	1,330,843	1,518,948
Total equity	640,551	966,603	1,151,435	1,377,115	1,578,158
Capital stock	14	15	15	15	15
Number of ordinary shares issued(4)	109,390,440	114,619,759	115,341,581	117,434,531	118,328,437

(1)	Share-based compensation charges incurred during the years related to:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands)
Cost of revenues	$467	$320	$762	$811	$752
Selling expenses	3,406	2,569	4,429	4,457	4,345
General and administrative expenses	3,318	1,591	3,118	4,409	4,819
Research and development expenses	3,047	2,800	4,059	4,307	4,767

(2)	Income attributable to Mindray shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.
(3)	Working capital is equal to current assets less current liabilities.
(4)	Our ordinary shares consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights, of which each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success substantially depends on our ability to anticipate technological trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. We expect the medical device market to continue evolving toward newer and more advanced products, many of which we do not currently produce. To develop new products, we may acquire, through acquisitions, products and technologies that are not currently incorporated in our existing product lines. Commercialization of any new product requires relevant government approvals, the timing of which may not be under our control, and is subject to change from time to time. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously partially offset the effects of declining average selling prices with increases in sales volume and reductions in manufacturing cost, we may be unable to sustain this practice. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.

Our success in developing and commercializing new products is determined primarily by our ability to:

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

We depend on distributors for a substantial portion of our revenues. Failure to establish and maintain relationships with distributors would materially and adversely affect our business, financial condition and results of operations.

We depend on distributors for a substantial majority of our revenues. We typically do not enter into long-term distribution agreements with our distributors, although we sometimes enter into three-year distribution agreements with certain distributors. Certain of our existing distribution agreements contain terms that are favorable to us, and as our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. At times, we may also become engaged in contract disputes or other negotiations with distributors, including distributors for the businesses we acquired. For more details, please see “—We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.” Consequently, establishing relationships with new distributors, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew distribution agreements on favorable terms or our failure to successfully negotiate contract disputes, could negatively affect our ability to effectively sell our products and could materially and adversely affect our business, financial condition and results of operations.

If we are unable to effectively manage our distribution network, actions taken by our distributors could harm our corporate image and cause us to fail to meet our sales goals.

We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, some of which we have previously experienced, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with products that they have contracted to sell for us;

•	sell our products outside of our pricing guidelines, distorting the market price of our products;

•	sell our products outside their designated territory or to non-authorized end-users, possibly in violation of the exclusive distribution rights of other distributors;

•	directly or indirectly distribute products that lack necessary U.S. certifications into the U.S. market or non-U.S. markets in violation of applicable U.S. law;

•	fail to adequately promote our products; and/or

•	fail to provide proper training, repair and service to our end-users.

Furthermore, our distributors may focus selling efforts only on those products that provide them with the largest margins at the expense of products that offer them smaller margins.

Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements, could harm our corporate image among end-users of our products and disrupt our sales, resulting in a failure to meet our sales goals.

Our direct sales operations are costly and the related ongoing operational costs could have a material adverse effect on our business.

We maintain direct sales operations in China, the United States, Europe and certain emerging growth countries. We rely on direct sales for a significant portion of our revenues from certain areas, particularly the United States and Western Europe. Maintaining a direct sales force is costly. In particular, in the United States and Europe, we typically provide our direct operations personnel with payroll and other benefits that we do not provide independent distributors. Many of these benefits are fixed costs that do not depend on revenue generation. Maintaining these direct operations is costly and ongoing operational costs could have a material adverse effect on our business.

Maintaining a direct sales force and independent distribution network in the same regions could result in potential sales conflicts that negatively impact our revenue and results of operations and ability to attract and retain sales personnel.

We maintain both a direct sales force and an independent distribution network in China, the United States, Europe and certain emerging growth countries, creating the potential for conflict between them. Our direct sales force in a region is often responsible for managing our independent distribution network in such region. If our independent distributors and direct sales force compete with each other in any designated territory, our distribution agreements with independent distributors usually do not prohibit them from reducing selling prices for our products to make sales. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force, making it more difficult to attract and retain sales personnel.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy involves acquiring new technologies, businesses, products or services and creating strategic alliances that may be in areas in which we do not currently operate. For example, in 2012, we completed acquisitions of five China-based companies that produce medical equipment, devices or other products. In 2013, we acquired ZONARE, a U.S. ultrasound technology company in the high-end radiology market, and another distributor company to complement our business. In 2014, we expect to continue to pursue growth through acquisitions and have acquired a reagent manufacturer in early 2014. The integration of these companies and future acquired entities into our business may be unsuccessful and we may be unable to attract and retain the talent required to operate and manage these businesses or to expand into new or existing markets as well as we expect. Acquisitions could also require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Also, if we do not obtain full ownership in a company, as was the case with some of our 2012 acquisitions, we may not realize the anticipated benefits of the acquisitions due to an inability to fully control their management. These risks and risks associated with integrating acquired businesses could have an adverse effect upon our business, financial condition, and results of operation.

Acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, increased exposure to litigation, historical or continuing regulatory issues of the acquired entity and employee matters associated with headcount and other human resourcing decisions. Also, if we fail to timely and successfully integrate our compliance systems into the newly acquired subsidiaries, we may also face increased exposure to litigation, regulatory issues or other disputes. Additional risks include the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset related costs, expenses of acquisitions and potential loss of, or harm to, relationships with distributors, customers, suppliers and employees as a result of our integration of new businesses and new regulations governing international markets. In addition, we may incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

International operations may be costly, time-consuming and difficult. If we do not successfully operate or expand internationally, our profitability and prospects could be materially and adversely affected.

Our success significantly depends upon our ability to operate in and further penetrate our existing international markets and to enter into new international markets. We have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. Our international operations have experienced increasingly intense competitive conditions and we may fail to anticipate competitive conditions in new or existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we have and expect to continue to spend more on marketing and promotion than we do in our established markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. If our international operations and expansion efforts are unsuccessful, our profitability and prospects could be materially and adversely affected.

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	difficulties of administering foreign operations generally;

•	fluctuations in local currencies against the Renminbi and U.S. dollars;

•	implementation of foreign exchange controls, which may affect customers’ ability to remit payment;

•	limited protection for intellectual property rights and exposure to intellectual property litigation in the countries in which we do business;

•	obligations and compliance costs associated with a wide variety of foreign laws and regulatory requirements (e.g. import and licensing laws and local employment/labor laws and regulations);

•	changes in tariffs;

•	burdens on working capital due to financing issues for our accounts receivables, particularly in developing markets;

•	healthcare reforms;

•	increased risk of exposure to terrorist activities;

•	difficulties obtaining raw materials or product supplies or other logistical issues due to natural disasters;

•	financial condition, expertise and performance of our international distributors;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our business.

Consolidation among health-care providers, such as the National Health Service in the United Kingdom and the consolidation of hospital groups in the United States, have resulted in consolidated healthcare entities that reduce local competition and increase pricing pressures on us. This consolidation may also lead to changes in our customer portfolios and in the types of products that they will demand. Additionally, as consolidation of such health-care providers continues, we may require increased costs in order to market our products and successfully maintain our existing sales relationships. Increased pricing pressures and increased costs could adversely affect our revenues and results of operations.

In the United States and Europe, the formation of group purchasing organizations, or GPOs, has resulted in increased competition and pricing pressures, as GPOs historically purchase items at bulk discounts and prefer to buy the majority of products from fewer brands to maximize preferred pricing. Additionally, certain for-profit GPOs may require steep discounts in order to meet their profit margins, and may also be solely responsible for purchases by groups of hospitals or healthcare clinics in a specific region. If we are unable to enter into contracts with GPOs and integrated health networks on satisfactory terms or at all, our revenues and results of operations would be adversely affected.

We depend on our key personnel, and our business and growth may be adversely impacted if we lose their services.

Our success significantly depends upon the continued service of our key executives and other key employees. In November 2012, Mr. Xu Hang, one of our founders, resigned as our co-chief executive officer, a position he had held since 1991. Mr. Xu continues to serve as the chairman of our board of directors. In June 2013, we appointed Mr. Cheng Minghe as our co-chief executive officer alongside Mr. Li Xiting. We also expanded our executive team by adding a chief administrative officer, currently held by Mr. Wang Jianxin. Although we have not experienced any interruptions to business from these changes in our senior management, further changes may not be equally successful. If we are unable to maintain a strong senior management team or integrate new senior management members, or if we cannot locate suitable and qualified replacements, our business and growth could be adversely impacted.

Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople. Competition for personnel in the medical technology field is intense, and the pool of suitable and qualified candidates is limited in China, particularly Shenzhen, and certain other markets, including the United States. We compete for qualified research and development personnel against other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Although we grant share incentive awards, such awards may cease to be effective to retain our current employees once the shares vest and bonus amounts are paid. Failure to attract and retain experienced personnel required to achieve our business objectives could adversely impact our business and growth.

Our business faces intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. In particular, we face direct competition in China, the United States. and globally across all product lines and price points, experiencing significant pricing pressures in recent years. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have or may have:

•	greater financial and other resources;

•	larger variety of products;

•	lower cost structures, and more domestic support or local protection through tariff and non-tariff barriers;

•	more products that have received regulatory approvals;

•	greater access to public equity markets or financing options;

•	greater pricing flexibility;

•	availability of financing for our customers;

•	better research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of market conditions in places where we seek to increase our international sales;

•	capability to offer vendor financing or offer or facilitate leasing arrangements;

•	stronger brand recognition; and

•	larger sales and distribution networks.

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

Moreover, some of our competitors based outside China have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. These actions may improve our competitors’ cost structure, distribution capabilities, and market access and acceptance. For details of the competitors, please refer to Item 4, “Information on the Company — Competition.” In particular, competition in the market covering county-level hospitals has intensified recently in China. This change is mainly attributable to the increasing entry of multinational companies through acquisitions of established PRC companies. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage. In other emerging markets, we have also seen larger competitors setting up sizable local businesses or acquiring local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure. Furthermore, potential competitors may move from their established market segments into market segments we have historically focused on and we may not be able to maintain our lead in our historically dominant market segments.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets and government tender sales in China, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.

Our distributors typically order our products on a purchase-order basis. We project product demand based on rolling distributor projections, our understanding of anticipated hospital procurement spending, and distributor inventory levels. However, our lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers make it difficult for us to accurately forecast demand.

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

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third-party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to manage our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance inventory costs and production flexibility, we may fail to accurately forecast demand to predict and maintain appropriate levels of inventory reserve, which could cause uneven and unpredictable sales flow or could affect our ability to coordinate our procurement and production to meet demand on a timely basis. Our inability to accurately predict or timely meet demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and brand.

Failure to ensure compliance with anti-corruption laws could materially and adversely affect our financial condition and results of operations, and damage our reputation and sales activities.

We could be liable for violations of applicable law, including China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act, or FCPA, the Bribery Act 2010 of England and Wales, or the UK Bribery Act, and applicable anti-corruption and anti-bribery laws of other jurisdictions in which we do business, arising in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, we believe that corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the China Food and Drug Administration, or CFDA, and clinical trials conducted by Chinese hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the antibribery provisions of the FCPA and other applicable anti-corruption laws. Additionally, as we have sales offices in the United Kingdom and employ UK citizens, we may be subject to the commercial bribery provisions of the UK Bribery Act, which applies to non-government officials. Numerous enforcement actions by government authorities in the United States, China, and other jurisdictions have involved corruption in the medical device industry. Despite our compliance efforts, we cannot guarantee that our employees will not intentionally violate applicable anti-corruption laws. Because individual employees may find it difficult in some circumstances to distinguish appropriate practice from inappropriate practices for establishing and maintaining business relationships with business contacts, our employees could inadvertently violate applicable anti-corruption laws. We may also be held liable for actions taken by our distributors in some circumstances, even though a majority of our distributors are non-U.S. or non-UK companies that are not subject to the FCPA or the UK Bribery Act. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products.

If we or our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand, reputation and our sales activities could be adversely affected by any negative publicity resulting from actions taken by us or our distributors.

Activities taken by us or our distributors in countries subject to U.S. economic sanctions could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers U.S. economic sanctions laws that prohibit certain activities with certain countries, governments, entities or individuals. We sell our products in international markets directly and also through independent distributors, which are responsible for interacting with the end-users of our products. Although we have implemented internal controls to screen our customers and prevent our products from being directly sold to or sold through distributors to countries or entities subject to U.S. sanctions, failure of such internal controls could cause our products to inadvertently be sold to customers who are subject to U.S. sanctions, which would subject us to penalties ranging from fines to prohibitions on imports of our products. Certain of our independent non-U.S. distributors are also located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, North Korea, Sudan, Iran, Syria and Myanmar. Although none of these distributors are U.S.-based, do not sell U.S. origin products in those countries and are therefore unlikely to be subject to U.S. economic sanctions laws. Any sales or actions inconsistent with company policy relating to violations of U.S. sanctions laws would materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

In the United States, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires specific disclosure of certain dealings with Iran, including transactions or dealings with government-owned entities and entities sanctioned for activities related to terrorism or the proliferation of weapons of mass destruction. We sell certain non-military use medical devices and equipment through independent distributors who resell such devices in Iran on a purchase-order basis. Our direct activities in Iran are limited to occasional visits to provide distributor training and to conduct customer surveys. In 2013, net revenues generated by distributors covering Iran amounted to $3.7 million, representing 0.3% of our total net revenues. We do not believe that our Iranian distributors fall within any of the relevant categories. However, as we do not have direct knowledge of the identity of the distributors’ downstream customers, it is possible that these customers include entitles, such as hospitals and pharmacies that are owned or controlled, directly or indirectly, by the Iranian government or by sanctioned persons or entities. Following a review of our business with Iran, we do not anticipate any change in our business operations in Iran in the near future.

New regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by public companies. The rule requires us to perform due diligence, disclose and report by May 31, 2014 whether or not such minerals originate from the Democratic Republic of Congo or an adjoining country. Among other things, this new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including tantalum, tin, gold and tungsten. The number of suppliers who provide conflict-free minerals may be limited.

To comply with this new rule, we are conducting due diligence with our suppliers to determine the sources of the relevant minerals used in the parts provided by them. There may be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Our reputation and trading prices of our securities may be negatively affected by adverse publicity related to our business.

Beginning in late 2013, we were subject to negative publicity resulting from a series of reports published by an entity that holds itself out as a research firm resulting in volatility in the trading price of our ADSs. The reports contained numerous allegations with respect to, among other things, the accuracy of our financial statements, the existence of our assets (including cash and capital investments and assets acquired in our 2008 Datascope patient monitoring business acquisition), and our corporate structure and governance matters. Our management and audit committee, and then our full board, evaluated the allegations and determined them not to merit further investigation or changes to our prior year financial statement disclosure. However, additional allegations (such as alleged failures to comply with legal and regulatory requirements or accounting or financial reporting irregularities) and any corresponding adverse publicity related to our business, regardless of merit, could harm our reputation, cause the trading price of our securities to decline and fluctuate significantly, require additional responsive actions and delay our public reporting process.

Our business may be adversely affected by recent healthcare reforms, particularly in China and the United States.

In 2011, the Chinese government released its 12th Five-Year Plan, the guidance for social, economic and environmental development for the country over the next five years. The 12th Five-Year Plan discussed efforts to deepen the reform of China’s health care system, including increased allowances for medical insurance plans in both rural and urban areas and expanding the coverage of the country’s essential medicine system to village clinics and non-government-run primary healthcare institutions and ensuring universal access to basic health care services. These PRC healthcare reform acts and future healthcare reform could adversely affect our business in several ways, including:

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

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sales price. Under the legislation, the total cost to the medical device industry is expected to be approximately $20 billion over 10 years. Based on the existing size of our U.S. operations, we do not expect the new tax to materially and adversely affect our business, cash flows and results of operations. We incurred $1.9 million of these excise taxes in 2013. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what health care programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.

Heightened regulatory scrutiny could divert management’s attention, increase our compliance and reporting costs, cause reputational harm and result in litigation.

We believe there has been a heightened U.S. regulatory environment for public companies over the last several years, particularly those based in China. Increased regulatory scrutiny can divert management’s attention and increase legal, compliance, and reporting costs. In the past, we have devoted resources, time, and attention providing information to the SEC’s divisions of corporation finance as part of a review of our 2011 annual report and enforcement as part of an investigation regarding, among other things, revenue recognition policies, distributor and direct sales, accounts receivable and related collections, and intangible assets. There can be no assurances that the investigation has been concluded and the SEC may make additional inquiries, in the context of an investigation or otherwise. Responding to any additional inquiries from the SEC and other regulators, on those or other matters, could further divert management’s attention, increase our legal, compliance, and reporting costs, cause reputational harm, delay our public reporting process depending on timing and result in litigation which may be costly to defend regardless of merit.

We currently principally rely on four facilities for manufacturing, product assembly and storage and to conduct research and development activities. Any disruption to the use or development of our current manufacturing facilities could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

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

We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facilities. We generally make purchases on a purchase order basis and do not have long-term supply contracts. As a result, our suppliers may cease to provide components or other materials to us with little or no advance notice. From time to time we may also have contract disputes or other negotiations with our suppliers and our original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. Interruptions in certain material or component supplies, sometimes caused by natural disasters or factors not within our control, could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted, which, in turn, could impact our working capital, harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

Pursuing our growth strategy will strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes increasing market penetration of our existing products, developing or acquiring new products, increasing our targeting of large-sized hospitals in China, strengthening our coverage of county-level hospitals, increasing our exports, and building our brand. Implementing our growth strategy has resulted in, and will continue to result in, substantial demands on management, operational and other resources. In particular, pursuing our growth strategy requires, among other things:

•	enhancing our research and development capabilities;

•	hiring and training new personnel;

•	managing distribution channels for our increased product portfolio;

•	enhancing our information technology and client-relationship management systems;

•	implementing more stringent cost controls;

•	maintaining sufficient liquidity;

•	strengthening financial and management controls; and

•	increasing marketing, sales and sales support activities.

If we are unable to successfully implement our growth strategy, our business and prospects could be materially and adversely affected.

We may need additional capital, and we may be unable to obtain such capital in a timely manner, on acceptable terms, or at all.

We may need additional capital to grow, remain competitive, develop new or enhance existing products, expand our distribution network, for capital improvement projects and/or for acquisitions.

Our ability to obtain additional capital is subject to numerous uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies;

•	economic, political and other conditions in China and internationally; and

•	PRC government policies relating to the borrowing and remittance of foreign currency outside of China.

We may be unable to obtain additional capital or relocate our existing capital, particularly amounts held in Renminbi or RMB-denominated assets, in a timely manner or on acceptable terms or at all. Such inability could materially affect our business, financial condition, results of operations and prospects. For further discussion on the affects of government policies relating to the borrowing and remittance of foreign currency outside of China, please see “— Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us may have a material adverse effect on our ability to conduct our business” and “— Restrictions on currency exchange may limit our ability to utilize our working capital effectively.”

We depend on information technology, or IT, to support our business operations, and any physical damage to or failure of our IT systems would materially and adversely affect our business, results of operations and prospects.

We have a globally integrated IT infrastructure consistent across our China, the United States and European operations. This integrated IT infrastructure is complicated by broad geographies, differing languages and business models. Our primary China-based IT operations are located in Shenzhen and include our data center, production, standby facilities and backup storage. We also have smaller local IT operations at our sites in the United States and Europe. Any physical damage to our IT systems, including by natural disasters or intentional acts of vandalism, would create significant disruptions to our business and operations and would be costly to repair. Additionally, any failure of our IT systems across our China, U.S. and European operations could result in substantial costs and diversion of resources and management attention, which could harm our business, results of operations and prospects.

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

We rely on a combination of patent, copyright, trademark, trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We have patents issued in China and the United States covering various products and aspects of our products. We also have pending patent applications in China, the United States, Europe and India, which cover some of the more commercially significant aspects of our products and technologies.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third-party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property infringement or other claims by third parties, who may also initiate litigation against us. For example, in December 2012, a patent infringement claim was filed against Mindray DS USA and Shenzhen Mindray. See Item 4, “Information on the Company — Legal Proceedings.” Additionally, as we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the United States, or Europe. The validity and scope of claims relating to such patents can involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. We may be unsuccessful in defending all or even some of the claims brought against us. We may also engage in settlement or other negotiated agreements to avoid further costs associated with defense of intellectual property suits. For example, in 2011, we and certain Datascope entities agreed that we would acquire all rights, title and interest in certain trademarks, service marks and other names in exchange for a one-time payment to Datascope of $7.0 million and the grant to Datascope of an exclusive 20-year limited license of certain of such trademarks, service marks and other names.

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

We regard our brand names as critical to our success. For example, in December 2013 the Trademark Office of the PRC State Administration for Industry and Commerce, or SAIC, recognized our “Mindray” name as a Well-Known Trademark in medical analysis instruments, medical devices and instruments, and medical diagnostic equipment. Disputes over use of our brand names or the brand names we license may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization, including the unauthorized use of our domain names. We have experienced unauthorized use of our domain names and are currently in the process of reclaiming certain of our domain names in accordance with the Uniform Domain Name Dispute Resolution Policy adopted by the Internet Corporation for Assigned Names and Numbers, or ICANN, or licensing the right to use our trademarks. We are also in the process of resolving a trademark registration dispute with a third party in the European Union. We have also experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in China are uncertain and still evolving, we may not be successful in prosecuting these cases. Litigation could also result in substantial costs, diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer are subject to regulation in most countries where they are sold. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the CFDA, the United States Food and Drug Administration, or FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products.

From time to time, we are subject to regulatory inspections related to our quality systems and regulatory compliance. For example, in late 2012, following an inspection of our Mahwah, New Jersey, facilities, Mindray DS USA received an FDA warning letter. The warning letter, subsequently made available on the FDA’s website, addressed certain findings and issues regarding our products and quality systems related processes at our Mahwah, New Jersey, and China operations. With the assistance of outside consulting, we evaluated the letter and commenced a process to address these observations and issues. In September 2013, the FDA concluded a re-inspection of the Mahwah, New Jersey, facility noting additional observations and issues. We believe the identified matters are addressable. We have met with, and are continuing to communicate with, the FDA regarding how we can satisfactorily and timely address these matters. However, failure to satisfactorily address on a timely basis these or other FDA concerns or findings (including those identified upon any re-inspection) could result in or subject us to additional inspections in the United States or China; additional warning letters; or more severe FDA actions including significant fines, an embargo on the import of our products into the United States or a consent decree. Related developments could increase our legal, compliance and reporting costs, cause reputational harm, lead to customer and distributor losses, and result in litigation. Also, if we incur FDA fines or penalties or we are unable to obtain clearances or approvals needed to market existing or new products in a timely fashion or at all, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

Failure to comply with applicable import and export related laws, rules and regulations for our products could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

We primarily manufacture our products in China and then sell our products through different distribution channels in different geographies. We must comply with import and export related laws, rules and regulations in every region we do business in. Import and export related laws, rules and regulations differ from region to region and our inability to comply with them may delay or prolong the regulatory clearance or approval for our existing or new products and could have a material and adverse effect on our reputation, business, financial condition, results of operations and prospects.

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

Government tender sales in China have and will likely continue to be a small portion of our revenues.

We have historically generated certain portions of our China revenues from government tenders sales. Tender sales in China are a discretionary decision driven by government policies and can vary in terms of magnitude and timing of sales. Due to lack of government spending on tender sales and shift from government tender sales to hospitals’ direct purchases, our revenues from government tender sales in China remained flat and accounted for 1.1% of our net revenues in 2013. We expect our revenues from government tenders to remain relatively stable as a percentage of our net revenues the near future. Our inability to accurately predict trends in government tender sales in China could cause us to underestimate demand and prevent us from timely meeting demand for our products, which in turn could materially and adversely affect our financial conditions and results of operations.

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

•	Greater difficulty in collecting accounts receivable. Many of our end-users are either owned or controlled by governments; any changes in such governments’ policies concerning the authorization or funding of payments for capital expenditures could lengthen the cash collection cycle of our distributors, which could cause our liquidity to deteriorate if our distributors are unable to pay us on time. Additionally, sales made to our distributors or other customers whose financial resources may be subject to rapid decline, has caused and could continue to cause us to lose sales, delaying revenue recognition or causing greater collection risks due to credit quality issues.

•	Greater difficulty in obtaining supplies, components and related services. Some suppliers or vendors could choose to provide supplies or services to us on more stringent payment terms than those currently in place, such as by requiring advance payment or payment upon delivery of such supplies or services. Additionally, some suppliers might experience a worsening financial condition causing them to either withdraw from the market or be unable to meet our expected timing for the receipt of goods ordered from them, either of which condition could adversely affect our ability to serve our customers and lengthen the cycle time for transforming customer orders into cash receipts. Additionally, if it is necessary to seek alternative sources of supply, the effects on our costs, cycle time for cash collections, and customer satisfaction with us are uncertain.

•	Restructuring and impairment charges. If we are unable to generate the level of revenues, profits, and cash flow contemplated by our business plan, management may be forced to take further action to focus our business activities and align our cost structure with anticipated revenues. These actions, if necessary could result in restructuring charges and/or asset impairment charges being recognized.

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

Our quarterly revenues and operating results have fluctuated and may continue to fluctuate significantly depending upon numerous factors. In particular, the first and third quarters of each year historically have lower, and the fourth quarter historically has higher revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year holiday and that our weaker third quarter performance has largely been due to summer holidays. We believe our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	global economic conditions;

•	our ability to attract and retain distributors and key customers;

•	changes in pricing policies by us or our competitors;

•	fluctuations in PRC government spending on healthcare and stimulus programs;

•	healthcare reform in the United States, Europe, the PRC and certain emerging markets;

•	variations in customer purchasing cycles;

•	our sales and delivery cycle length;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	our ability to expand into and further penetrate international markets;

•	the timing of receipt of government incentives;

•	inventory value readjustments due to year-end supplier pricing renegotiation;

•	changes in the industry operating environment;

•	changes in government policies or regulations, including new product approval procedures, or their enforcement; and

•	availability of financing for healthcare facilities.

Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the market price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As of December 31, 2013, our cash and cash equivalents were mainly denominated in Renminbi, U.S. dollars and Euros. As a result, exchange rate fluctuations between the Renminbi, the U.S. dollar and the Euro affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi and Euro relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against the U.S. dollar in a manner determined by the People’s Bank of China. Daily fluctuations of the Renminbi against the U.S. dollar can rise or fall within a determined band (from April 2012 until March 2014 the band was 1% and in March 2014 was increased to 2%). The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar or the Euro in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar or the Euro. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. We have entered into certain forward contracts to reduce our exposure to several foreign currencies. However, the effectiveness of these forward contracts may be limited and we may not be able to successfully reduce our exposure. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

Warranty claims could substantially increase our costs and harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

We typically sell our main products with warranties against technical defects at terms covering 12-24 months and related accessories with warranties against technical defects at terms covering six months. Our product warranties require us to repair all malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs, harm our reputation and brand, and materially affect our business, financial condition, results of operations and prospects.

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

As of March 31, 2014, three of our shareholders and their affiliated entities beneficially owned approximately 28.8% of our outstanding ordinary shares, representing approximately 64.2% of our voting power due to our dual-class ordinary share structure. Our chairman, Mr. Xu Hang, and co-chief executive officers, Mr. Li Xiting and Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company and might reduce the market price of our securities. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as directors, officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

Certain actions require the approval of at least two-thirds of our board of directors present at the relevant board meeting which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, which could be in the interest of our shareholders.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares and ADSs , which are likely to fluctuate, there can no assurance that we will not be classified as a PFIC for 2014 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 4.C, “Information on the Company — Taxation.”

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm and our management concluded that our internal control over financial reporting is effective as of December 31, 2013. Our management’s or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the market price of our ADSs.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile, which could result in substantial losses to investors.

Between September 26, 2006 and April 25, 2014, the trading price of our ADSs on the NYSE ranged from $12.31 to $45.19 per ADS, and the last reported sale price on April 25, 2014 was $32.43 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	technological breakthroughs in the services outsourcing industry;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general market conditions or other developments affecting us, our industry or the global economy.

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, such a global financial crisis and the European debt crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, short sellers and other funds may take a short position or positions in our ADSs for the specific purpose of driving down market price for our ADSs. Short sellers may also publish articles or other allegations in conjunction with such attacks. Even when there is no truth to their claims and we rebut their allegations, such attacks can have a material impact on the market price of our ADSs and divert management resources and attention. The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may also be highly volatile for specific business reasons including variations in our revenues, earnings and cash flow, announcements of new services, acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our senior management and other key personnel and potential litigation or administrative investigations. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. If we were involved in a class action suit or other securities litigation or investigation relating to such volatility, our senior management and resources would be diverted and we would incur significant expenses. Whether or not adversely determined, any litigation or investigation could have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.

We conduct a substantial portion of our business operations in China and derived over 45% of our 2013 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us.

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

We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us may have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray and our other PRC subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their respective net income each year to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of December 31, 2013, the amount of these restricted portions of our PRC subsidiaries was approximately $35.4 million. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their abilities to transfer a portion of their respective net reserves to us whether in the form of dividends, loans or advances. Limitations on the ability of our PRC subsidiaries to pay dividends to us may adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our working capital effectively.

A significant portion of our revenues and a majority of our operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Currently, Shenzhen Mindray and Nanjing Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) board resolutions on the distribution of profits and dividends, (ii) a capital verification report issued by an accounting firm, and (iii) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. Although the Renminbi has been fully convertible for current account transaction since 1996, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which include among other things investments, loans and acquisitions of land and other fixed assets overseas, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions from us. In particular, if Shenzhen Mindray or Nanjing Mindray borrows foreign currency from us or other foreign lenders, it must do so within approved limits that satisfy their approval documentation and PRC debt to equity ratio requirements. Further, such loans must be registered with SAFE or its local counterpart. We cannot assure you that the registration process will not delay or prevent our conversion of Renminbi for use outside of China. We are exploring new means of transferring funds within our corporate group under a SAFE Circular on Further Improving and Adjusting Foreign Exchange Policies on Direct Investment, or Circular 59, including a three-year cross-border Renminbi intra-group loan facility. However, we cannot assure you that the PRC government will not implement new restrictions in the future.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in China could adversely affect our financial condition and results of operations.

The China Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under the previous tax law. The EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010, with a valid period of three years from 2010 to 2012. The status was renewed in September 2013 for another three years and will expire by the end of 2015. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008, with a valid period of three years from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and expired at the end of 2013. Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008, with a valid period of three years starting from 2008 to 2010, and the status was subsequently renewed in October 2011 for another three years and expired at the end of 2013. Additionally, Shenzhen Mindray Software had obtained a qualification certificate of New and Hi-Tech Enterprise status on November 11, 2013, with a valid period of three years from 2013 to 2015. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to evaluation by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray, Beijing Mindray and Shenzhen Mindray Software will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate. Beijing Mindray and Shenzhen Mindray currently are in the process of applying for extensions of their New and Hi-Tech Enterprise Status.

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years from 2009 through 2014, which allows Shenzhen Mindray to enjoy a unified 10% EIT rate for these years under the tax policies for software and integrated circuit industries. Currently, the Nationwide Key Software Enterprise status is granted every two years by the relevant government authority in China. Shenzhen Mindray may not be granted this status for any future years.

Under the phase-out rules of EIT Law, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the EIT Law, was entitled to a preferential treatment under the phase-out rules, under which it enjoyed a 50% reduction to the EIT for the taxable years 2008 to 2010. Another PRC subsidiary, Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009 and a 50% tax reduction from 2010 to 2012.

The PRC tax policies, interpretations and practices regarding the overlap, phase-out and transition of preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Shenzhen Mindray, Beijing Mindray, Nanjing Mindray and Shenzhen Mindray Software will continue to qualify as New and Hi-Tech Enterprises under the EIT Law, enjoy the preferential treatments under the phase-out rules, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in China, Shenzhen Mindray, has been entitled to a refund of VAT at a maximum rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. In addition, this VAT refund policy is extended after its expiration at end of 2010 by the State Council on January 28, 2011 by promulgation of the Notice on Printing and Distribution of Several Policies to Further Stimulate the Development of Software and Integrate Circuit Industries, without a specific term for the extension however. The amount of VAT refunds included in revenue in 2011, 2012 and 2013 was $21.5 million, $26.9 million and $28.4 million, respectively. While Shenzhen Mindray and certain of our PRC subsidiaries expect to continue to qualify for the VAT refund, we cannot assure you that they will not encounter any challenges regarding such VAT refund from local tax authorities in the future.

We typically receive government subsidies for the development of new high technology medical products and purchase of export credit insurance as well as PRC government incentives for making high technology investments in their region, filing patent applications for new inventions and optimizing their foreign trade structure on an irregular basis, and amounts received tend to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any in the future.

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

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82 regarding the standards used to classify certain Chinese-controlled enterprises established outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, Circular 82 mentioned above specifies that certain Chinese-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights.

Currently, there is no specific regulation determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises. Circular 82 applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us, therefore Circular 82 does not apply to us directly. However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. it can be a good reference and provides some guidance to “de facto management body” test. Currently, Although a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, there are some criteria by reference to Circular 82 which we do not clearly fall into. Therefore, Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us. In in the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Cayman Islands company or any of our overseas subsidiaries to be a PRC resident enterprise. However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Or additional implementing regulations or guidance may be issued determining that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income and reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, a withholding tax of 10% for our non-PRC enterprise investors or potentially an individual income tax of 20% for individual investors will be imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.

Prior to January 1, 2008, dividends derived by foreign enterprises from business operations in China were not subject to the PRC enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the EIT Law and a withholding tax rate of 10% will apply on such dividends (subject to reductions by the relevant tax treaties, if applicable).

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. In addition, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis with the unfavorable factor tests will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the State Administration of Taxation further issued the Announcement regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. On April 12, 2013, the State Administration of Taxation further issued an opinion, or Circular 165, which explains how to apply the unfavorable factor test described in Circular 601, as well as provides relevant interpretations on Announcement 30 in beneficial ownership analysis. As a result, although our PRC subsidiaries are currently wholly-owned by our Hong Kong subsidiary, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Double Taxation Arrangement (Hong Kong) on dividends. If our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends, such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

Proceedings instituted recently by the SEC against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States and which are the subject of certain ongoing SEC investigations. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. Any Commission endorsement or other determination itself could be appealed by the accounting firms in the U.S. court system. On February 12, 2014, the Big Four PRC-based accounting firms initiated a review of the initial administrative law decision to the SEC. We were not and are not involved in the proceedings brought by the SEC against these accounting firms. While we cannot predict the outcome of the SEC Commission’s review nor that of any subsequent appeal process, if these accounting firms are ultimately temporarily denied the ability to practice before the SEC, our auditor may no longer be able to have their PRC-based affiliate carry out audit procedures on our Mainland China operations and our ability to file our financial statements in compliance with SEC requirements could be impacted.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

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

We are a Cayman Islands holding company. Our operations began in China and date back to 1991. In advance of our initial public offering in 2006, we established our current holding company structure. Our holding company, Mindray International, is an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law.

We conduct substantially all of our business through our consolidated operating subsidiary, Shenzhen Mindray. Additionally, our other primary operating subsidiary is Mindray DS USA. In 2013, we acquired ZONARE, a U.S. ultrasound technology company in the high-end radiology market. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure.”

Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 8188-8666. Our website address is http://www.mindray.com. The information on our website does not form a part of this annual report.

B.	Business overview.

Overview

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global operational headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey, and multiple sales offices in major domestic and international markets. From our main engineering and manufacturing base in China and through our worldwide distribution network, we supply globally a broad range of products across three primary business segments, comprising patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.

We sell our products through different distribution channels in different geographies. In China and emerging markets, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales, marketing and service networks for medical devices in China with over 1,500 distributors. As of December 31, 2013, we had more than 2,000 sales, marketing and services personnel managing our distribution network and covering the direct sales activities in the China region. In the United States, the United Kingdom, France, Germany and the Netherlands, we sell our products primarily through a direct-sales model. To the extent we complement our direct sales model with independent distribution network, our direct sales force in a country also manages the distributors in such country. We also work with over 1,500 third-party distributors and have more than 1,200 sales, marketing and services personnel managing our distribution network and covering regions outside of China as of December 31, 2013. We additionally provide after-sales services to our direct-sales customers and through our distribution channels.

We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products fit for end-user needs. Furthermore, our research and development and manufacturing operations, which are based primarily in China, provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials, and facilities.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues, in research and development in 2011, 2012 and 2013. We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Stockholm, Sweden; Seattle, Washington; and Miami, Florida. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth possibilities going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2013, we had more than 1,800 engineers and other research and development personnel in multiple research and development centers in China, the United States and Sweden. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems. In past years, we enlarged our product offerings through acquisitions and some of these acquisitions are in high-value consumables, such as in the orthopedic and endoscope businesses.

In 2013, our products were sold in more than 190 countries and regions, and international sales accounted for 54.6% of our net revenues in 2013.

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

The chart below provides selected summary information about the products that we introduced in 2013:

Business Segment	Products	Description
Patient Monitoring and Life Support Products	The VS-600 and VS-900 patient monitors	Two vital signs monitors with intuitive and user-friendly interface and powerful data management

	The BeneHeart D1 defibrillator	An automated external defibrillator (AED) giving support throughout the emergency response

	The BeneHeart R3 and R12 electrocardiographs (ECG)	Two ECGs utilizing the globally recognized Glasgow algorithm analysis with great portability and convenient operation

	The Array VP5 infusion pump, the Array SP5 syringe pump	An high-end infusion pump and syringe pump with improved safety and accuracy that can be widely used for ICU, anesthesiology application and emergency care

In-vitro Diagnostic Products	The CL-2000i chemiluminescence immunoassay system	A chemiluminescence immunoassay system that delivers high throughput and large capacity and offers flexible scalability with BS-2000/BS-800 Modular System for accurate results, optimized workflow and user-friendly interface, along with several reagents

	The BC-5000 hematology analyzer	A five-part hematology analyzer fit for delivering full five-part diagnostic results with relatively low daily sample volume, restricted lab space and tight budget

Medical Imaging Systems	The DC-N2 ultrasound system	A cart-based color ultrasound system with rich clinical versatility and efficient workflow

	The DigiEye 280 radiography system	A floor-mounted radiography system with flexible and efficient positioning

We plan to introduce an additional seven to ten new products in 2014.

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

Life support products. We are also actively expanding the range of our life support products to provide operation room or intensive care unit solutions for the end-users in the operating room. We currently offer anesthesia machines, defibrillators, surgical equipment (including surgical beds and surgical lights ceiling pendants), syringes and infusion pumps, as well as ventilators.

Patient monitoring and life support products accounted for 43.9%, 42.4% and 38.7% of our total net revenues in 2011, 2012 and 2013, respectively.

In-vitro Diagnostic Products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in six product categories: hematology analysis products, biochemistry analysis products, immunoassay products, coagulation analysis products, urine sediment analysis products, and microbiology analysis products.

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

Immunoassay products. Our immunoassay analyzers measure the concentration of protein such as hormone, tumor marker and virus protein. These hormone measurements can monitor the functioning of glands such as the thyroid gland. Tumor marker measurement can be used on cancer diagnostics and cancer treatment monitoring. Virus protein measurement can be used on infection disease diagnostics and monitor of antiviral therapy such as hepatitis B.

Coagulation analyzers. Our coagulation analyzers are used to measure activated partial thromboplastin time (APPT), prothrombin time (PT), thrombin time (TT), fibrinogen (FIB), D-Dimer and clotting factor. It is mainly applied for examination before operation, cardiovascular and blood coagulation diseases detection.

Urine sediment analyzers and consumables. Our urine sediment analysis can detect kidney and urinary tract diseases by analyzing blood cells, bacteria, urinary casts, etc., in urine samples. Urinalysis includes urine sediment and dry chemistry analysis. Urinalysis, together with hematology and biochemistry analysis, are the three most common methods used in in-vitro diagnostic market.

Microbiology analyzers. Our microbiology analyzers are used in clinical laboratories by using the microbial identification and antibiotic susceptibility testing (ID/AST) system to identify microbes and perform antibiotic susceptibility testing, while they use the blood culture system to recover pathological organisms. The rapid reporting of ID/AST test results and a continuous-monitoring blood culture system can result in better antibiotic management.

Reagents. We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. As of December 31, 2013, we offered more than 50 reagents for hematology analyzers, 110 reagents for biochemistry analyzers and 20 reagents for immunoassay analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from domestic reagent sales will likewise grow. Reagent sales accounted for 29.5%, 35.3% and 38.8% of our in-vitro diagnostic products segment revenues in 2011, 2012 and 2013, respectively.

In-vitro diagnostic products, including reagents, accounted for 25.2%, 27.0% and 27.6% of our total net revenues in 2011, 2012 and 2013, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes ultrasound systems, digital radiography systems and a magnetic resonance imaging system.

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

Our medical imaging systems segment accounted for 25.2%, 23.9% and 25.0% of our total net revenues in 2011, 2012 and 2013, respectively.

Other products

Our other products segment mainly includes orthopedic products, endoscope devices and healthcare IT solutions products.

We have a range of orthopedic products including trauma, spine and joint. Trauma products are used to restore function of fractured extremities. Spine products are mainly applied in vertebral body damage and spine chronic diseases while joint products are applied in damaged or disabled joint replacement. Currently we have both rigid and flexible endoscope products. Both types of endoscope products can be used to examine the interior of a hollow organ or body cavity. Compared to traditional open surgery, minimally invasive surgery using a rigid or flexible endoscope is generally considered safer and quicker, typically resulting in less pain and shorter rehabilitation time for patients. Our healthcare IT solutions mainly include PACS (Picture Achieving and Communication System) and RIS (Radiology Information System). PACS is a medical imaging technology that provides economical storage of and convenient access to images from multiple modalities. RIS is a computerized database used by radiology departments to store, manipulate and distribute patient radiological data and imagery. The RIS system generally consists of patient tracking and scheduling, result reporting and image tracking capabilities, and is critical to the efficient workflow of radiology practices. The PACS and RIS systems are used in hospitals’ radiology, ultrasound, endoscopy and pathology departments as digital picture archiving and communication management solutions.

China Distribution, Direct and Tender Sales

Our products are sold in China primarily through our nationwide distribution and sales network. As of December 31, 2013, we had over 1,500 distributors. As of December 31, 2013, we had more than 2,000 sales, marketing and services personnel managing our distribution network and covering the direct sales activities in the China region, located in 32 offices in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory. In any given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. We typically negotiate and enter into annual framework distribution agreements with a majority of our distributors and sell on a purchase-order basis. However, for certain of our distributors, we enter into long-term distribution agreements to enable such distributors to invest more resources in promoting our products. None of our distributors accounted for more than 2% of our net revenues in any of the past three years. Prior to shipment, our exclusive distributors in China typically pay at least 50% of the purchase price.

In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.

We define government tender sales as organized medical equipment purchasing activities from central or provincial governments in China for multiple hospitals, clinics and other healthcare facilities. Tender sales are a facilitated government-run tender process, and can involve both direct sales by us to end users or sales through a distributor. Government tender sales are based on government budget, policies and directives. There is no certainty of the nature of such policies from period to period. We generally enter into China-based tender sales contracts with tender organizers such as government healthcare entities or provincial health departments. The terms of these contracts generally provide that following product delivery, the tender organizer has seven product inspection days, after which the products will be deemed accepted, and a one to three year warranty period will commence. Upon acceptance, the tender organizer will prepare an application for payment and an acceptance report to the relevant government body, such as a provincial finance bureau or procurement center, for approval and payment. The relevant government body will generally pay 95% of our invoice within 30 to 60 days after the acceptance date. The invoice balance is typically payable one year following the acceptance date. Due to changes in government funding allocation, primarily the shift from government tender sales to hospitals’ direct purchases in China, our revenues generated from China-based tender sales provided to government agency customers accounted for 5.3%, 4.7% and 2.3% of our net domestic revenues in 2011, 2012 and 2013, respectively.

International Distribution and Direct Sales

We maintain both distribution networks and direct sales channels in our international markets. As of December 31, 2013, our international distribution and sales network consisted of over 1,500 distributors and more than 1,200 sales, marketing and service personnel covering more than 190 countries and regions. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

As we expand our international sales, we sometimes provide qualified distributors with credit terms that we believe are consistent with prevailing market practices in their distribution areas. Substantially all of our credit extended to international distributors is covered by our export credit insurance. See Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts.”

In the United States, United Kingdom, France, Germany and the Netherlands, we maintain direct sales channels primarily and employ sales teams in these regions with direct sales experience with hospitals, medical clinics and doctors. For certain direct sales in the United States and France, we have also utilized third-party equipment leasing agents. Such leasing companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the leasing company upon product delivery. For the period from 2011 to 2013, these arrangements represented an immaterial percentage of our total net revenues.

Marketing

We focus our marketing efforts on establishing and strengthening business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2013, we attended and sponsored over 200 medical exhibitions in China and internationally. We also conduct on-site demonstrations of our products at hospitals, and we often offer new customers one of our products at a discounted rate. In addition, we advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We primarily sell to two categories of customers: distributors, who sell through our distribution and sales network, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a revenues and geographic basis. Our ten largest customers based on net revenues collectively accounted for 8.5%, 5.2% and 4.8% of our net revenues in 2011, 2012 and 2013, respectively.

Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2013, we have over 1,500 distributors in China and over 1,500 additional distributors outside China.

Hospital and government agency customers. In China, our hospital and government agency customers primarily include hospitals, as well as central and provincial level public health bureaus and population and family planning bureaus. These customers typically place, through state-owned bidding agents, large volume orders that are awarded based on bids submitted by competing medical equipment companies, and we count them as government tender sales. In some cases, these customers do not engage a bidding agent to solicit competitive bids from different vendors, and we are allowed to negotiate directly with them, in which case we count these sales as direct sales.

Internationally, our direct sales forces in the United States, United Kingdom, France, Germany and the Netherlands sell primarily to hospitals with 500 or fewer beds, as well as to surgery centers, private clinics and veterinary clinics.

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 600 employees located in our main facility in Shenzhen and our 32 local sales, marketing and services offices in China as of December 31, 2013. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•	End-User Support and Service. In 2013, we conducted approximately 120 training sessions at our main facility in Shenzhen and more than 100 training sessions at our other offices in China. We also conducted more than 100 training sessions in hospitals and other venues throughout China. We maintain a customer service center in Shenzhen for channeling customer needs for preliminary technical support and repair for products sold. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.

•	Extended Warranty Service. We provide extended warranty services, typically under one-year contracts, for a separate fee to both our end users and our distributors.

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

International

In several of the countries where we have direct sales, particularly the United States, United Kingdom, France, Germany and the Netherlands, we provide substantial after-sales services including extended warranty services, sales of accessories and repair-services for post warranty period. The product warranty terms that vary by sales region but typically range from one year (most typical) to five years. Our service solutions business provides support with an array of integrated solutions, from project management and network installations, to comprehensive technology maintenance programs. The dedicated service offers clinical engineering partnership programs and rapid emergency service response, optimizing product performance and clinical results.

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

We also maintain international sales, marketing and service offices. As our international markets mature, we will consider adding offices to assist with sales and support.

Manufacturing and Assembly

We manufacture, assemble and store a substantial majority of our products at our facilities located in Shenzhen and Nanjing, China. We outsource a small minority of our products, mostly products produced by ZONARE, to third-party manufacturers.

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We manufacture and assemble our patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems in four facilities across China, comprising approximately 135,000 square meters in size. See Item 4.D., “Information on the Company—Property, Plant and Equipment” for a schedule and description of our facilities.

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

Consistent with our overall strategy of maintaining a China-based manufacturing infrastructure and leveraging our vertically integrated operating model, we have taken steps to transfer, as practicable, outsourced manufacturing contracts entered into by our acquired Datascope’s patient monitoring business to our in-house manufacturing infrastructure in China. Currently, the manufacturing process of the recently acquired ZONARE are outsourced to third-party manufacturers. However, as we integrate ZONARE into our overall company structure and strategy, we are continuously assessing the cost efficiency and manufacturing margins of bringing some or all of ZONARE’s products in-house. We purchase components for our products from more than 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchase expenditures in 2012 or 2013. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly, we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with CFDA regulations in China. In addition, we obtained ISO 9001 certification and ISO 13485 certification issued by both TUV and Beijing Hua Guang Certification of Medical Devices Co., Ltd. We have received international certifications for various products including FDA clearance letters, Canadian Medical Device Licenses and CE marks. We inspect components prior to assembly, and inspect and test our products both during and after their manufacture and assembly. See Item 3.D., “Key Information — Risk Factors — Risks Relating to Our Business and Industry — If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.”

We typically sell our main products with warranties against technical defects at terms covering 12-24 months and related accessories with warranties against technical defects at terms covering six months. If necessary, we will exchange a defective product. However, we do not typically accept any returns for a refund of the purchase price. The costs associated with our warranty claims have historically been low, although we do accrue a liability for potential warranty costs at the time of sale based on historical rate of warranty services rendered and estimated associated costs. Unlike the warranties on most of our products, certain ZONARE products are covered under various warranties that range between one to five years with the option to purchase additional coverage.

Intellectual Property

We believe we have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and the United States, as well as pending patent applications in China, the United States, Europe and India. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We are in the process of expanding our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

Our success in the medical equipment industry requires effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.

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

We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves. With respect to computer software we develop for use in our products, we actively apply for copyright registration in China in order to maximize our ability to enforce our copyrights.

We have registered trademarks in China and in the United States and in other countries for the “Mindray” name and associated marks used on our own-brand products. In December 2013 the Trademark Office of the SAIC recognized our “Mindray” name as a Well-Known Trademark in medical analysis instruments, medical devices and instruments, and medical diagnostic equipment. We also have registered trademark rights for the use of the Datascope trademarks in our patient monitoring devices. We have also granted Datascope an exclusive 20-year license for certain Datascope related trademarks for use in certain circumstances. We have filed for trademark protection for the “Mindray” name and associated marks in additional North American, European and Asian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Disputes over use of our brand names or the brand names we license, the expenses incurred in developing and preserving the value of our brand name, and any loss of rights to use our brand names or the brand names we license as a result of challenge, may adversely affect our business.”

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

For domestic sales, our competitors include multinational companies and domestic Chinese companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small- and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for our sales to large-sized hospitals. We are facing increasing competition within the domestic markets, mainly attributable to the increasing entry of multinational companies into the domestic markets through acquisitions of established PRC companies.

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

Patient Monitoring and Life Support Products. In both domestic and international sales of patient monitoring and life support products, our primary competitors are Philips Healthcare, GE Healthcare and Draeger Medical.

In-vitro Diagnostic Products. For both domestic and international sales of hematology analyzers, our primary competitors are Sysmex Corporation, Danaher Corporation and ABX. For domestic sales of biochemistry analyzers, our primary competitors are Danaher Corporation, Hitachi and Roche Diagnostics. For international sales of biochemistry analyzers, our primary competitors are Danaher Corporation, Abbott Laboratories and Roche Diagnostics.

Medical Imaging Systems. For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Siemens Medical. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Samsung Medison.

These and other of our existing and potential competitors may have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Our business faces intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.”

We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a substantial portion of our revenues. Failure to establish and maintain relationships with distributors would materially and adversely affect our business, financial condition and results of operations.”

Seasonality

Our revenues are subject to seasonal fluctuations due to our customers’ budgetary cycles and holiday schedules in markets where we sell our products. The first quarter is typically the lowest quarter for our sales due to the Chinese Lunar New Year holidays when our sales force works fewer days during the quarter, affecting both international and domestic sales revenues and lengthening accounts receivable turnover days. In addition, hospitals in China typically have their budgets approved and begin spending only after the Chinese Lunar New Year holiday. In the second quarter revenues from sales are typically sequentially higher due to spending and settling of payment associated with newly approved customer budgets in China, and spending in the United States to fulfill budgetary requirements as many hospitals in the United States have a June 30 fiscal year end. In the third quarter, our revenues are typically flat in our China, U.S., and European markets as customers reduce their commercial activity during summer holidays and, with respect to the United States, certain hospitals’ new budgetary cycles begin. There is a similar but less pronounced effect on domestic revenue growth trends during the summer months due to a slight slowdown in overall commercial activity in China. The fourth quarter is typically the strongest quarter for our China, U.S., and European sales, as many customers seek to allocate all funds remaining in their annual purchasing budgets before the end of the fiscal and calendar year. Our past experience indicates that our revenues tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors remain constant.

Our accounts receivables balances and receivable turnover days are, in turn, impacted by seasonality in revenues. Our accounts receivable balances are typically lowest in the first quarter in connection with lower first quarter sales due to the Chinese Lunar New Year holiday, and typically highest at year-end, as the fourth quarter is traditionally our strongest sales quarter. Receivables turnover days for any period are calculated by using accounts receivable net balances at the beginning and end of the period compared to net revenues for the period. Demonstrating the impact of seasonality, our receivable turnover days for the first quarter of 2013 was 66 days (reflecting high accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 62 days for calendar year 2013.

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

Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance in China. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or regulatory actions could be costly and time-consuming to defend, damage our reputation and materially and adversely affect our business, financial condition and results of operations.”

We also provide directors and officers’ liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage, subject to annual renewal, expires on September 6, 2014.

We provide credit terms to qualified international distributors, typically located in North America and Europe. To date, substantially all of our credit extended to international distributors has been covered by our export credit insurance. See Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts.”

Facilities

See Item 4.D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business, including businesses we may acquire.

On December 21, 2012, Masimo Corporation brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Shenzhen Mindray’s pulse oximeters and sensors infringe nine Masimo patents relating to pulse oximeters and sensors, and that Shenzhen Mindray breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. Shenzhen Mindray’s Purchase and License Agreement with Masimo expired on December 31, 2012. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013 and Masimo filed a First Amended Complaint against Shenzhen Mindray alone on August 5, 2013. Shenzhen Mindray is vigorously defending itself against Masimo’s claims; has asserted counterclaims for declarations of non-infringement and invalidity of all nine asserted patents; and has asserted numerous counterclaims against Masimo, including for infringement of two United States patents. Trial has been scheduled for November 4, 2014.

In addition, on December 11, 2013, Masimo Corporation brought an action in New Jersey Superior Court, Bergen County, against Mindray DS USA, Shenzhen Mindray, and our holding company, Mindray International. Masimo alleges that Mindray DS USA, Shenzhen Mindray and Mindray International are alter-egos of each other, and that Mindray DS USA has breached its Restated Purchasing and Licensing Agreement with Masimo dated August 17, 1997, as amended (“the DS Agreement”), acquired by Mindray DS USA in 2008 in connection with its acquisition of Datascope’s patient monitoring business. Masimo further alleges that Shenzhen Mindray and Mindray International have conspired with Mindray DS USA to breach the DS Agreement by failing to integrate Masimo SET® technology into all of Mindray DS USA’s future pulse oximetry products and by continuing to market Mindray pulse oximetry technology. Mindray DS USA is defending this matter and removed the originally filed state court action to the United States District Court for the District of New Jersey on January 17, 2014, and on January 24, 2014, filed a motion asking the New Jersey District Court to stay or dismiss the case. Masimo filed a motion asking the New Jersey District Court to remand the case to the Superior Court. Both motions are pending. Mindray International and Shenzhen Mindray have not yet been properly served in connection with this matter.

We acquired ZONARE in July 2013. On November 1, 2013, HDX Corporation, or HDX, filed a complaint against ZONARE in the Northern District of California, alleging that ZONARE is in breach of a December 11, 2009 Manufacturing Rights Agreement between ZONARE and HDX. HDX’s complaint also names three former and then current employees of ZONARE as individual defendants. In the complaint, HDX alleges that ZONARE and the individual defendants engaged in promissory fraud and asserts that the defendants’ alleged misrepresentations in connection with the 2009 agreement induced HDX invest in ZONARE. Specifically, HDX asserts claims for breach of contract, intentional fraud, fraudulent concealment and violations of California statutory provisions, and seeks both monetary damages and injunctive relief. In January 2014, ZONARE and the individual defendants filed motions with the court to compel arbitration and dismiss HDX’s fraud-based claims. Subsequently, HDX agreed to refer the matter to arbitration, the court stayed the action pending arbitration and, in February 2014, HDX filed a demand for arbitration with the American Arbitration Association. ZONARE and the individual defendants intend to vigorously dispute HDX’s claims in the upcoming arbitration.

On November 11, 2013, Shenzhen Mindray entered into a $14.8 million settlement agreement with an OEM manufacturing customer, Beckman Coulter, Inc. The dispute was an ordinary course commercial dispute that did not involve intellectual property or product liability matters. We have since terminated the OEM arrangement with Beckman Coulter, Inc. and do not consider this termination to be material to our business or operations.

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

Class I devices require product certification and are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the municipal level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the CFDA under the strictest regulatory control.

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

A manufacturing license, once obtained, is valid for five years and is renewable upon expiration. To renew a manufacturing license, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. Our manufacturing licenses for Shenzhen Mindray and Nanjing Mindray will expire on December 20, 2015 and July 19, 2018, respectively.

Medical Device Distribution License and IVD Reagent Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices or IVD reagents in China. A distribution license is valid for five years and is renewable upon expiration. To renew a distribution license, a manufacturer or distributor needs to submit to the municipal level food and drug administration an application to renew the license, along with required information six months before the expiration date of the license. We have a medical device distribution license covering the distribution of Class II and Class III medical devices which will expire on March 30, 2016 and a medical device distribution license covering the distribution of IVD reagents which will expire on March 4, 2015.

Registration Requirement

Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the Ethics Committee in the institutions approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The food and drug administration, after receiving an application for the registration, will review the application package and notify the applicant whether the application for registration is approved. The statutory periods within which the notification must be made is 60 business days after the provincial level food and drug administration receives the application for the registration of a Class II device and 90 business days after the CFDA receives an application for the registration of a Class III device. In practice, however, this review process for Class III devices could take up to 8 months or even longer. If approved, a registration certificate will be issued within ten days after written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is currently valid for four years.

Under a regulation enacted by the CFDA in April 19, 2007, all of our IVD reagents products are subject to registration requirements similar to medical devices (except that, for the registration of IVD reagents products, the required inspection of the IVD reagents products by the inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine will not occur until after the clinical trial is completed). To date, approximately 190 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained required medical device registration certificates from respective levels of food and drug administration.

The CFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device or an IVD reagent.

On March 7, 2014, the State Council promulgated an amendment to the Regulations for Supervision and Administration of Medical Devices, which will take effect on June 1, 2014. The amendment, among other things, improves the classification of medical equipment and devices, removes the requirement for certain regulatory approvals, and extends the effective period of a medical device registration from four years to five years.

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

Radio Transmission Equipment Type Approval Certificate

As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Industry and Information Technology. Our certificate will expire on May 23, 2014. We are in the process of renewing this certificate and expect to obtain it prior to the expiration date of the current certificate.

United States

For any of our products that we distribute in the United States, the labeling, distribution and marketing are subject to regulation by the FDA and other regulatory bodies. The FDA regulates our currently marketed products as medical devices and we are required to obtain review and clearance or approval from the FDA prior to commercial sales of our devices. As a publicly-listed company, we are also subject to rules promulgated by the Securities Exchange Commission, or SEC.

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

Conflict Minerals

In 2012 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC introduced a special disclosure rule that requires us to conduct due diligence on and disclose if we are able to determine whether certain materials (including tantalum, tin, gold and tungsten), known as conflict minerals, that originate from mines in the Democratic Republic of Congo or certain adjoining countries, or DRC, are used in our products. The first DRC minerals report is due in the second quarter of 2014 for the 2013 calendar year and we are conducting appropriate diligence measures to comply with such requirements.

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

Other National and Provincial Level Laws and Regulations in China

We are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.

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

Anti-Corruption Laws

We are subject to China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act, or FCPA, the Bribery Act 2010 of England and Wales, or the UK Bribery Act, and applicable anti-corruption and anti-bribery laws of other jurisdictions in which we do business, in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, we believe that corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the China Food and Drug Administration, or CFDA, and clinical trials conducted by Chinese hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the antibribery provisions of the FCPA and other applicable anti-corruption laws. Additionally, as we have sales offices in the United Kingdom and employ UK citizens, we may be subject to the commercial bribery provisions of the UK Bribery Act, which applies to non-government officials. There have been numerous enforcement actions by government authorities in the United States, China and other jurisdictions that have involved corruption in the medical device industry. In January 2013, we updated our anti-corruption policies and procedures to ensure compliance with applicable laws concerning corrupt practices. We also hired a dedicated compliance officer and established the Compliance Office to monitor the implementation of such policies and procedures together with our Supervision Department and Internal Audit Department.

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

Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE and the PRC National Reform and Development Commission. We receive a portion of our revenues in Renminbi, which is currently not a freely convertible currency. We may also rely on dividends and other distributions on equity paid to our operating subsidiaries in China to fund cash and financing requirements. On November 19, 2012, SAFE issued a Circular on Further Improving and Adjusting Foreign Exchange Policies on Direct Investment, or Circular 59. Circular 59 allows foreign-invested enterprises to make loans to their overseas parent companies provided that such loan amount does not exceed the sum of distributed but un-repatriated profits of the foreign investor and its share of undistributed profits in the enterprise. This development will enable us to explore other means of transferring funds within our corporate group.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange administration and the standardization of the cross-border flow of funds. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 superseded the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

We believe that these foreign exchange restrictions may reduce the amount of funds otherwise available to us to capitalize our overseas subsidiaries or expand our international operations. Excluding the impact of any potential acquisitions, we expect limited capital requirements to fund ongoing operations of our existing overseas subsidiaries and expect the bulk of the startup capital and working capital costs for our international expansion will be borne by our international distributors. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will have a material adverse effect on our ability to capitalize our existing foreign subsidiaries or our international operations.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Our PRC subsidiaries are regulated under the revised PRC Company Law which took effect on January 1, 2006. Accordingly, they shall allocate 10% of after-tax profits to a statutory common reserve fund until the balance of their statutory common reserve fund reaches 50% of their respective registered capital. As of December 31, 2013, the amount of these restricted portions of our PRC subsidiaries was approximately $35.4 million. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

C.	Organizational Structure.

We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiaries Shenzhen Mindray and Mindray DS USA. We own approximately 99.9% of the equity of Shenzhen Mindray through two Hong Kong holding companies, MR Holdings (HK) Limited and MR Investments (HK) Limited. We own 100% of Mindray DS USA through our consolidated subsidiary Mindray Medical Netherlands B.V. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities.

The diagram below illustrates our current corporate structure and the place of incorporation and affiliation of our principal subsidiaries as of March 31, 2014:

For the complete list of our subsidiaries with their country of incorporation, shareholding structure and principal activities, please refer to Exhibit 8.1 of this annual report.

D.	Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we have established a research and development center in Nanjing and are presently operating approximately 23,000 square meters of research and development and manufacturing facilities. In China, we additionally operate research and development centers in Beijing, Xi’an, Chengdu and Shanghai. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We currently principally rely on four facilities for manufacturing, product assembly and storage and to conduct research and development activities. Any disruption to the use or development of our current manufacturing facilities could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We maintain our U.S. operational headquarters in Mahwah, New Jersey, which occupies approximately 12,000 square meters and is used for management, finance, sales support, service and operations of certain of our patient monitoring and therapeutic device.

We also maintain research and development centers in Seattle, Washington; Mountain View, California; Stockholm, Sweden; and Miami, Florida. We have 32 local sales, marketing and services offices in China and more than 30 international sales, marketing and service offices.

The land on which we have developed our largest production facility (BaiWang) is leased through October 31, 2017, and the land on which we have developed our second largest production facility (XiLi) is leased through June 30, 2016. In April 2009, we secured property rights to a location in Shenzhen with a 50-year lease and land use rights. We are currently developing a substitute facility to replace our current leased production facilities in Shenzhen.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property
1	High-Tech Park of NanShan District, Shenzhen, China	Owned, approximately 107,000 square meters, used for research and development center and operational headquarters

2	(XiLi) Shenzhen, China	Leased, approximately 20,700 square meters, used for manufacturing, assembly, testing and research and development

3	(BaiWang) Shenzhen, China	Leased, approximately 87,000 square meters; used for manufacturing, assembly, testing and research and development

4	(GuangMing) Shenzhen, China	Leased, approximately 5,200 square meters, used for manufacturing, assembly, testing and research and development
5	(GuangMing) Shenzhen, China	Owned, approximately 104,000 square meters of land, being developed to substitute our current manufacturing, assembly, testing and research development facility rented in Shenzhen

6	HaiDian District, Beijing, China	Owned, approximately 2,200 square meters, used for research and development center

7	ChaoYang District, Beijing, China	Owned, approximately 1,900 square meters, used for sales, marketing and administration

No.	Location	General Character and Use of Property
8	(Zhongguancun International Life Science Park) ChangPing District, Beijing, China	Owned, approximately 48,000 square meters of land, in process of constructing a research and development center

9	Nanjing, China	Owned, approximately 207,700 square meters of land; approximately 23,000 square meters of floor area are currently used for manufacturing, research and development, sales and other daily operations; approximately 73,000 square meters of floor area are being outfitted for manufacturing and assembly

10	Chengdu, China	Leased, approximately 1,400 square meters, used for research and development

11	Xi’an, China	Owned, approximately 16,800 square meters of land, in process of constructing a research and development center

12	Xi’an, China	Leased, approximately 1,300 square meters, used for research and development

13	Shanghai, China	Leased, approximately 1,500 square meters to be used as a research and development center and a service support office

14	Seattle, Washington, USA	Leased, approximately 1,750 square meters used for research and development, sales support and other daily operations

15	Mahwah, New Jersey, USA	Owned, approximately 12,000 square meters, used as a Patient Monitoring and Technology Services headquarters and the research and development and warehousing of patient monitoring devices

16	Hoevelaken, Netherlands	Owned, approximately 3,080 square meters, used for office; leased, approximately 1,380 square meters, used for warehousing

17	Sundbyberg, Stockholm, Sweden	Leased, approximately 1,000 square meters, used for research and development, sales storage and other daily operations

18	Miami, Florida, USA	Owned, approximately 1,200 square meters, used for research and development, sales support and client training

19	Mountain View, CA, USA	Leased, approximately 2,880 square meters, used for research and development, sales, service and support, and final quality control

We believe that our facilities and equipment are in good working condition.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Our overall net revenues increased from $880.7 million in 2011 to $1,060.1 million in 2012 and to $1,214.0 million in 2013. Our net income increased from $166.6 million in 2011 to $180.2 million in 2012 and to $224.8 million in 2013.

Geographically, our net revenues generated from China markets increased from $374.3 million in 2011 to $473.0 million in 2012 and $551.2 million in 2013. Our net revenues generated from international markets increased from $506.4 million in 2011 to $587.1 million in 2012 and $662.8 million in 2013.

We sell our products through different distribution channels in different geographies. In China, primarily due to geographic size and the costs that would be associated with maintaining a nationwide direct sales force, we sell our products primarily to third party distributors. We believe we have one of the largest distribution, sales, marketing and service networks for medical devices in China with over 1,500 distributors and approximately 2,000 sales, marketing and services personnel managing our distribution network and covering the China region as of December 31, 2013. In China, we also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers.

For international markets, we have more than 1,200 sales, marketing and services personnel and work with over 1,500 third-party distributors as of December 31, 2013. In reaching our international direct sales customers, we sell products either through our international sales team stationed in China or through our overseas subsidiaries. Although profits on products sold directly by our PRC subsidiaries tend to be higher (because our PRC subsidiaries do not bear additional or higher costs borne by our overseas subsidiaries), we also intend to continue to strengthen our on-the-ground sales, marketing and service support in international markets. We believe that this increased local sales, marketing and service support in international markets improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products. The expansion of services support allows us to expand service to end customers directly, which allows us to better understand customer needs and build our brand.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2011, 2012, and 2013. We currently have research and development facilities located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu, and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Stockholm, Sweden; Seattle, Washington; and Miami, Florida. We believe that our emphasis on research and development is a core competency that has allowed us grow and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2013, we had more than 1,800 engineers and other research and development personnel in multiple research and development centers in China, the United

States and Sweden. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

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

The average selling prices of our products typically decrease over time due to natural price erosion. With the current global market competition, we are facing more pricing pressures, particularly by competitors in international market, including pressures to provide or assist in arranging third-party financing, which we anticipate will continue in the near term. In China and the international markets, we anticipate declines in the average selling price, particularly in hospitals at and below the county level in China. We may also face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. In international markets, we offer competitive, value-based products. However, we also experience pricing pressure from competitors that offer a wider variety of products or are more established in those markets. Moreover, the consolidation of health care providers and the formation of group purchasing organizations in the United States further increase our pricing pressures as sales are made to fewer customers who prefer purchasing under bulk discounts.

Our current selling prices are mainly denominated in U.S. dollars and Renminbi, while a significant portion of our costs are currently denominated in Renminbi. As Renminbi appreciation against the U.S. dollar has been relatively stable, currency fluctuations have not had a material impact on our overall pricing. However, currency could have a material impact on our overall future pricing.

Revenue

Our customer base is widely dispersed on a geographic basis, with sales into more than 190 countries and regions in 2013. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) anticipated increases in government healthcare spending, particularly directed at county-level hospitals although the spending by hospitals in China has been more cautious since the second half of 2013 induced by China’s close scrutiny over public hospitals’ spending; (ii) the growing private market for healthcare, driven by increasing wealth; and (iii) the increasing availability of health insurance and medical insurance reimbursement due to government initiatives. China’s economy also appears to have generally fared better compared to most developed markets where we sell our products. However, in the long-term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total net revenues because the addressable medical device market outside of China is substantially larger than the China market. We also anticipate that our growth in areas such as North America will increase but to a lesser extent than China, Western Europe and emerging markets as a result of the effect of the prolonged economic uncertainties in the United States.

For our sales in China, we record revenues net of value-added tax, or VAT. The VAT represents a 17% tax collected from customers on behalf of the tax authority, which were $60.4 million, $78.0 million and $100.3 million in 2011, 2012 and 2013, respectively, offset by a VAT refund. Pursuant to a PRC government policy, “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and Hi-Tech Enterprises,” we receive a VAT refund arising from the sale of embedded software in our devices. Although there has been no indication of an intention on the part of the PRC government to discontinue this policy, the PRC government could choose to do so. VAT refunds included in net revenues were $21.5 million $26.9 million and $28.4 million in 2011, 2012 and 2013, respectively.

Our customer base is also widely dispersed on a net revenues basis. In each of 2011, 2012 and 2013, no single customer, including our distributors, accounted for not more than 2% of our total net revenues. We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Our patient monitoring and life support products business segment accounted for 43.9%, 42.4% and 38.7% of our total net revenues in 2011, 2012 and 2013, respectively. Our in-vitro diagnostic products business segment accounted for 25.2%, 27.0% and 27.6% of our total net revenues in 2011, 2012 and 2013, respectively. Our medical imaging systems business segment accounted for 25.2%, 23.9% and 25.0% of our total net revenues in 2011, 2012 and 2013, respectively. Our services revenues, revenues from other products that were outside our three business segments, are grouped into business segment called “others,” which accounted for 5.7%, 6.7% and 8.7% of our total net revenues in 2011, 2012 and 2013, respectively.

Patient Monitoring and Life Support Products. We derive revenues for our patient monitoring and life support products segment from the sale of patient monitoring devices, anesthesia machines, defibrillators, surgical equipment, infusion pumps and syringe pumps, and ventilators. Our patient monitoring and life support products segment is our largest business segment and our patient monitoring products has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our near-term product pipeline. As our product offerings continue to grow through both self-development and acquisitions, we are able to provide more comprehensive solutions to hospitals. Over the last two decades, we have gradually transformed from a product provider to a solution provider for clinicians from critical care to sub-acute settings across the emergency room, operating room, intensive care unit, or ICU, and coronary care unit, or CCU.

In-vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic, or IVD, products segment from diagnostic laboratory instruments and related reagents sales. Our current IVD products portfolio increased from five product categories in 2012 to six in 2013: hematology analysis, biochemistry analysis, immunoassay analysis, coagulation analysis, urine sediment analysis and microbiology analysis. We plan to continue investing significantly in, and further penetrate, this market by introducing products with more comprehensive features from developing more products in-house and also through acquisitions. We also sell reagents for use with our products in in-vitro diagnostic products. Reagents typically have a higher gross margin compared to our other IVD products and provide a recurring revenue stream; for example, consumable liquid reagents are used each time an analysis is performed and the same unit of the consumable liquid reagent cannot be reused. Our reagent net revenues accounted for 7.5%, 9.5% and 10.7% of our total net revenues in 2011, 2012 and 2013. We expect reagent sales to increase in both dollar terms and percentage terms as we increase our installed base of analyzers, develop more effective reagent marketing methods, and increase of focus on the manufacture and sale of reagents. In anticipation of our increased sales of reagents, we are currently building manufacturing facilities for reagents in Shenzhen and Nanjing.

Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of our ultrasound systems, digital radiography systems, magnetic resonance imaging system and related accessories. We have successfully penetrated the ultrasound market in China and emerging markets, and anticipate that our future development in more advanced ultrasound and other imaging modality, coupled with further successes in penetrating the United States and other developed markets for ultrasound systems, will help us improve our sales within this segment in both the near and long-term. In July 2013, we acquired ZONARE, an ultrasound technology U.S. company in the high-end radiology market. We expect that the ZONARE acquisition will enable us to further strengthen our high-end ultrasound research and development and U.S. sales capabilities.

Others. Others revenues are primarily derived from provision of extended warranty services, accessory sales, and repair services for post-warranty periods. This segment also includes revenues derived from other products, such as orthopedic products, endoscope devices and healthcare IT solutions products which mainly include PACS and RIS, that are outside the three business segments as described above. We expect our others segment may not follow the same net revenues growth rate as our primary segments.

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

In any period, several factors will impact our net revenues, including:

•	global economic conditions;

•	new and potentially increased competition;

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	pricing pressures and our ability to price our products at levels that provide favorable margins;

•	our ability to attract and retain distributors, key customers and our direct sales force;

•	new product introductions by us and our competitors;

•	component and raw material costs and our resulting manufacturing efficiency;

•	foreign currency fluctuations;

•	our ability to expand into and further penetrate international markets;

•	the availability of credit and financing for our customers;

•	sales seasonality;

•	key governments and major group purchasing organizations tender criteria changes, policy changes, review process changes, and execution timing changes;

•	government tax policy changes;

•	healthcare-related policies and healthcare reform that could lead to curtailed capital investments, or changes in healthcare insurance policies, particularly in China and the United States;

•	regulatory actions, such as those approving or denying the sale or importation of our products or product lines; and

•	government tender sales in China.

For a detailed discussion of some of the factors that may cause our net revenues to fluctuate, see Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry.”

Cost of Revenues

Cost of revenues includes our costs incurred directly related to revenue-generating activities, including component and material costs, salaries and related personnel expenses, depreciation of fixed assets incurred directly related to revenue-generating activities, shipping and handling costs, provisional costs of warranty-based maintenance, cost of repair and after-sales services, the cost of providing sales incentives, an urban construction and maintenance tax and education surcharge and other related surcharges imposed by the PRC government, and our other direct costs incurred to manufacture our products or for revenue-generating activities. Beginning in January 2013, our cost of revenues also included a 2.3% medical excise tax on certain U.S. medical device sales. In 2013, we recorded $1.9 million in excise taxes.

Our cost of revenues as a percentage of our net revenues is driven by product mix, distribution channel, material costs, our pricing strategies, manufacturing efficiencies, utilization of fixed costs for our after-sales services and sales incentive program.

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

Historically, these efforts have typically enabled us to reduce our per unit cost of revenues on a year-over-year basis. These positive effects have helped us maintain or improve gross margins while facing pricing pressures and wage increases in China. We believe we may continue facing each of these issues going forward.

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2011 and 2013, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to seek to develop high gross margin products, we are also developing or acquiring complementary products that can boost our total net revenues but may have lower gross margins. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure. In addition to product mix, our gross margin may also be affected by currency exchange rate as our current selling prices are mainly denominated in U.S. dollars and Renminbi, while a significant portion of our cost of revenues are currently denominated in Renminbi.

Although the average selling prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues, new product introductions, product mix change and improvement on manufacturing and services efficiency. However, we expect pricing pressure will have a more significant impact in 2014 as we strengthen and increase our market share in markets covering hospitals at the county level or below in China which is a more price-sensitive market segment.

Operating Expenses

Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.

Selling Expenses

Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, project tendering fees, lease payments for our sales and marketing offices, depreciation expenses related to equipment used for sales and marketing activities and other expenses incurred in connection with selling and marketing purposes.

In China, we primarily sell our products to distributors. Consequently, we believe our China sales and marketing expenses as a percentage of net revenues are significantly lower than medical device manufacturers that primarily sell their products directly to end-users. While we intend to continue selling our products in China primarily to distributors, we are also seeking to expand our geographic coverage both domestically and internationally and build brand recognition. In connection with these efforts, we expect that certain components of our selling expenses as a percentage of total net revenues will increase.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional and legal advisor fees for compliance and merger and acquisition activities, IT development and maintenance fees, foreign exchange gain (loss), lease payments, dispute charges and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, excluding the impact of dispute charges or non-recurring expenses, we anticipate that general and administrative expenses as a percentage of net revenues will remain stable.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs incurred in connection with research and development purposes. We are committed to maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We therefore intend to continue investing approximately 10% of our net revenues in research and development efforts.

Employee Share-Based Compensation Expenses

We issue share options or restricted shares under our Amended and Restated 2006 Employee Share Incentive Plan to our employees from time to time as a reward to our employees usually based on their achievement in prior year. Such options and restricted shares granted generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. We account for employee share-based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. We incurred $12.4 million, $14.0 million and $14.7 million in employee share-based compensation expenses in 2011, 2012, and 2013, respectively.

The table below shows the effect of the 2011, 2012 and 2013 share-based compensation charges on our operating expense line items:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Cost of revenues	$762	$811	$752
Selling expenses	4,429	4,457	4,345
General and administrative expenses	3,118	4,409	4,819
Research and development expenses	4,059	4,307	4,767

Other Income, Net

Other income, net, consists primarily of cash subsidies, and incentives received from the PRC government. They are generally provided in relation new high-technology medical product development and export credit insurance purchases as well as PRC State and/or local government incentives which aim to encourage capital investment in high-technology industries in China, to file patent applications for new inventions, to optimize foreign trade structure, and other projects that were encouraged by the government from time to time. We receive government subsidies or government incentives on an irregular basis and in amounts that vary significantly. While we intend to continue applying for government subsidies and incentives, the PRC government may choose to reduce or eliminate them.

Interest Income

Interest income represents interest income derived from cash deposits, deposits on restricted cash excluding restricted cash in respect of acquisition consideration held in escrow, and short-term investments.

Interest Expense

Interest expense represents primarily interest expense charged on our loan facilities and amortization of related bank loan arrangement fees.

Taxes and Incentives

We are a tax exempted company incorporated in the Cayman Islands and are not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in China are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

Under the PRC EIT Law effective on January 1, 2008, China has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Beijing Mindray, an enterprise established before the promulgation date of the EIT Law, was entitled to a preferential treatment under the phase-out rules, under which it enjoyed a 50% reduction to the enterprise income tax for the taxable years 2008 to 2010. Nanjing Mindray was entitled to tax exemption from 2008 to 2009 and a 50% tax reduction from 2010 to 2012. Additionally, Shenzhen Mindray Software is entitled to the tax exemption from 2013 to 2014, and the 50% tax reduction from 2015 through 2017.

In addition, the EIT Law also introduces new tax incentives, subject to various qualification criteria. The EIT Law permits qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% enterprise income tax rate and qualified “Nationwide Key Software Enterprises” to enjoy a preferential tax rate of 10%. Nanjing Mindray and Shenzhen Mindray Software are qualified as “New and Hi-Tech Enterprises” from 2010 to 2015, and from 2013 to 2015, respectively. In addition, Shenzhen Mindray and Beijing Mindray are each qualified as “New and Hi-Tech Enterprises” from 2008 to 2013. The continued qualification for a “New and Hi-Tech Enterprises” is still subject to review by the relevant government authority in China. We are in the process of applying for an additional three-year extension for the continued qualification for “New and Hi-Tech Enterprises” for Shenzhen Mindray and Beijing Mindray. There is no assurance that Shenzhen Mindray and Beijing Mindray will be continuously qualified as a “New and Hi-Tech Enterprise.” In addition, Shenzhen Mindray also obtained “Nationwide Key Software Enterprise” status from 2009 to 2014. The qualification for “Nationwide Key Software Enterprise” is granted on a two-year basis by the relevant government authority in China. Shenzhen Mindray may not be granted this status for any future years.

As a result of above mentioned tax incentives, the applicable enterprise income tax rates for our major PRC subsidiaries were as follows:

	2011	2012	2013
Nanjing Mindray	12.5%	12.5%	15%
Shenzhen Mindray	10%	10%	10%
Beijing Mindray	15%	15%	15%
Shenzhen Mindray Software*	*	*	0%

*	Shenzhen Mindray Software was established in 2011 and was loss making in 2011 and 2012. It became profitable in 2013 and therefore became eligible for a tax-holiday starting in 2013.

Our subsidiaries in China are required to withhold income tax for their immediate parent holding companies in connection with dividends payable out of post-January 1, 2008 undistributed earnings (dividends paid out of pre-January 1, 2008 undistributed earnings are not subject to withholding taxes). The applicable tax rate for dividends is generally 10% subject to reduction by the tax treaties in China. Shenzhen Mindray and Nanjing Mindray are wholly owned by our Hong Kong subsidiaries and therefore our Hong Kong subsidiaries may be able to enjoy a favorable tax rate of 5% applicable under the Double Taxation Arrangement (Hong Kong) on dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries if our Hong Kong subsidiaries would be considered to be the beneficial owners of any such dividends. These withholding taxes and related deferred tax obligations apply only once amounts are determined to be available for distribution. As of December 31, 2013, our PRC subsidiaries had $1.23 billion of undistributed earnings (all related to post-January 1, 2008 earnings). Of this total, we expect $1.18 billion will be permanently reinvested in China and, therefore, our corresponding exposure to withholding tax and deferred tax obligations on this balance was remote. However, to the extent that, due to unforeseen circumstances, there may be a reduction in the amount expected to be permanently reinvested in China, we would incur withholding tax and deferred tax obligation in connection with undistributed earnings designated or otherwise available for dividend distributions. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.”

Certain of our PRC Subsidiaries, in particular Shenzhen Mindray and Shenzhen Mindray Software, are entitled to VAT refunds, at a maximum rate of 14% of the sale value of self-developed software that is embedded in our products. The total amount of VAT refunds for all our PRC subsidiaries included in net revenue in 2011, 2012 and 2013 were $21.5 million, $26.9 million and $28.4 million, respectively.

Our PRC subsidiaries are subject to urban construction and maintenance tax, or UCMT, as well as educational surcharge, or ES. The applicable UMCT rate is 7% and ES rate is 3% for all of our PRC subsidiaries. Since January 1, 2011, an additional 2% local ES has been imposed by the PRC government.

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sale price. Accordingly, Mindray DS USA and ZONARE has been subject to this excise tax since January 1, 2013. We recorded excise tax in an aggregate amount of $1.9 million in our cost of revenues in 2013.

Due to the pending or potential expiration of preferential tax treatments and financial incentives currently available to us, our historic operating results may not be indicative of our operating results for future periods. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in China could adversely affect our financial condition and results of operations.”

Acquisitions

Our growth strategy involves acquisitions of new technologies, businesses, products or services or establishing strategic alliances in areas in which we do not currently operate or areas in which we seek to further expand. In recent years, we acquired certain complementary businesses. Since 2011, we have made 11 acquisitions, including nine domestic medical devices companies and two foreign medical devices companies. We acquired ZONARE, a U.S. ultrasound technology company in the high-end radiology market for $101.1 million in cash in 2013. We expect the acquisition of ZONARE to strengthen our high-end ultrasound research and development ability in order to generate the next generation of high-end products and our direct-sales capabilities in the Unites States. In 2013, most of our recent acquisitions have had positive contributions to our earnings. While we expect ZONARE will have a dilutive effect to our earnings in the near term, we believe it will, in the long term, have a positive impact to our overall financial performance.

Acquired businesses complementary to our existing business are grouped under our three primary business segments. Other acquired businesses, such as our medical orthopedic products, endoscopes businesses and healthcare IT solutions, are included in our “others” segment. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report.

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Year Ended December 31,
	2011		2012		2013
	(In thousands)
Net revenues	$880,743	100.0%	$1,060,054	100.0%	$1,213,987	100.0%
Cost of revenues(a)	(394,302)	44.8	(459,389)	43.3	(527,402)	43.4

Gross profit	486,441	55.2	600,665	56.7	686,585	56.6
Operating expenses:
Selling expenses(a)	(167,049)	19.0	(188,804)	17.8	(220,589)	18.2
General and administrative expenses(a)	(70,330)	7.9	(116,228)	10.9	(128,308)	10.6
Research and development expenses(a)	(82,024)	9.3	(104,302)	9.8	(127,464)	10.5

Income from operations	167,038	19.0	191,331	18.0	210,224	17.3
Other income, net	3,108	0.4	1,619	0.2	3,881	0.3
Interest income	20,816	2.3	30,794	2.9	37,047	3.1
Interest expense	(1,390)	0.2	(4,093)	0.4	(6,345)	0.5

Income before income taxes and non-controlling interests	189,572	21.5	219,651	20.7	244,807	20.2
Provision for income taxes	(22,647)	2.6	(37,369)	3.5	(14,260)	1.2

Net income	$166,925	19.0	$182,282	17.2	$230,547	19.0
Less: Net income attributable to non-controlling interests	(296)	0.0	(2,073)	0.2	(5,793)	0.5

Net income attributable to Mindray shareholders	$166,629	18.9%	$180,209	17.0%	$224,754	18.5%

Note (a):

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Share-based compensation charges during the years related to:
Cost of revenues	$762	$811	$752
Selling expenses	4,429	4,457	4,345
General and administrative expenses	3,118	4,409	4,819
Research and development expenses	4,059	4,307	4,767

Comparison of Years Ended December 31, 2012 and December 31, 2013

Net Revenues

	2012		2013
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total
	(In thousands, except percentages)
Geographic Data:
China	$472,991	44.6%	$551,155	45.4%
Other Asia	78,574	7.4	93,777	7.7
Europe	100,985	9.5	121,262	10.0
North America	144,283	13.7	162,453	13.4
Latin America	116,036	10.9	125,038	10.3
Others	147,185	13.9	160,302	13.2

Total net revenues	$1,060,054	100.0%	$1,213,987	100.0%

Segment Data:
Patient monitoring and life support products	$449,131	42.4%	$469,689	38.7%
In-vitro diagnostic products	286,075	27.0	335,511	27.6
Medical imaging systems	253,234	23.9	303,416	25.0
Others	71,614	6.7	105,371	8.7

Total net revenues	$1,060,054	100.0%	$1,213,987	100.0%

Our total net revenues increased by $153.9 million, or 14.5%, from $1,060.1 million in 2012 to $1,214.0 million in 2013. The increase primarily reflected our continuing growth in our sales volume in both China and international markets.

Geographically, our net revenues generated from China markets increased from $473.0 million in 2012 to $551.2 million in 2013. Our net revenues from China markets, as a percentage of total net revenues, increased from 44.6% in 2012 to 45.4% in 2013. In dollar terms, the increase in our China net revenues was primarily attributable to the positive healthcare spending environment in China, particularly spending directed at county-level hospitals, our continuing strong performance of our IVD sales, net revenues contribution from acquired China businesses in 2012 and 2013 and appreciation of the Renminbi against the U.S in 2013. Net revenues growth from the China market decreased from 26.4% in 2012 to 16.5% in 2013 as a result of spending by hospitals in China being more cautious since the second half of 2013, as induced by China’s increased scrutiny over spending by public hospitals. Hospitals have been cautious and in some cases delayed their orders.

Our net revenues generated from international markets increased from $587.1 million in 2012 to $662.8 million in 2013. Our net revenues from international markets, as a percentage of total net revenues, were 55.4% and 54.6% in 2012 and 2013 respectively. In dollar terms, the increase in our international revenues reflects the sales growth in emerging markets and net revenues contribution from acquired international businesses in 2013. International sales, as a percentage of total net revenues, continued to decline slightly in 2012 and 2013. In 2012, our net revenues growth in North America and Europe slowed due to weaker hospital demand and economic uncertainties. In 2013, net revenues growth in Latin American and the Commonwealth of Independent States, or CIS, regions, particularly in Venezuela and Russia, slowed due to tightened foreign exchange and import policies and political instabilities.

Each of our business segments experienced net revenues growth in 2013. Net revenues in our patient monitoring and life support products segment increased by $20.6 million, or 4.6%, from $449.1 million in 2012 to $469.7 million in 2013. All sub-segments under patient monitoring and life support product segments recorded growth in net revenues in 2013 as a result of increased corresponding sales volume in 2013. We recorded a higher than average segment growth rate in our defibrillators and surgical equipment in 2013. The slower net revenues growth rate in our patient monitors devices and anesthesia products, in 2013 was mainly driven by weak performance in net revenues in China and in the United States as a result of the increased caution in spending by hospitals in China since the second half of 2013.

Net revenues in our in-vitro diagnostic products segment increased by $49.4 million, or 17.3%, from $286.1 million in 2012 to $335.5 million in 2013. The increase in net revenues in our in-vitro diagnostic products segment primarily reflects the expansion of our installed equipment base, which provides a platform for recurring reagent sales. Reagent net revenues increased from 35.3% of total in-vitro diagnostic product net revenues in 2012 to 38.8% in 2013.

Net revenues in our medical imaging systems business segment increased by $50.2 million, or 19.8%, from $253.2 million in 2012 to $303.4 million in 2013. The increase in net revenues in our medical imaging systems business segment primarily resulted from increased medical imaging systems sales volumes, particularly in China and European markets which recorded a higher than average segment growth rate, and net revenue contribution from ZONARE beginning in July 2013. Our DC-8 diagnostic ultrasound system was a key driver for net revenues growth of this segment in 2013.

Net revenues from our others segment increased by $33.8 million, or 47.1% from $71.6 million in 2012 to $105.4 million in 2013. The increase in net revenues from others segment is primarily attributable to increase in net revenues derived from extended warranty service, accessory sales and repair services for post-warranty period resulting from increased medical device sales volumes, which increased demand for after-sales services, and net revenue contribution from new businesses acquired in 2012.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues increased from 43.3% in 2012 to 43.4% in 2013. The stability in cost of revenues as a percentage of total net revenues in 2013 compared to 2012 was primarily attributable to improved manufacturing facilities utilization driven by increased sales volumes, materials costs declines, sales mix changes, and improved utilization of fixed costs for our after-sales services, offset by the dilutive effect from our ZONARE acquisition, appreciation of the Renminbi against the U.S. Dollar and increased equipment costs from our in-vitro diagnostic business expansion.

Patient Monitoring and Life Support Devices

Cost of revenues as a percentage of net revenues decreased from 43.5% in 2012 to 42.5% in 2013. The decrease in 2013 was primarily attributable to improved manufacturing facilities utilization driven by increased sales volumes and a decline in material costs as a result of attaining more favorable terms with suppliers.

In-vitro Diagnostic Products

Cost of revenues as a percentage of net revenues increased slightly from 41.7% in 2012 to 42.1% in 2013, as a result of our increased equipment costs for our in-vitro diagnostic business expansion, offset by the increase in the proportion of net revenues from reagent sales, which typically have lower overall cost of revenues compared to equipment sales, increased from 35.3% of total in-vitro diagnostic net revenues in 2012 to 38.8% in 2013.

Medical Imaging Systems

Cost of revenues as a percentage of net revenues increased from 34.7% in 2012 to 37.1% in 2013. The increase in 2013 was mainly attributable to dilutive effect of our ZONARE acquisition, which has product gross margins that tend to be lower than our other medical imaging systems products, partially offset by improved manufacturing facilities utilization driven by increased sales volumes and material cost declines as a result of attaining more favorable terms with suppliers.

Others

Cost of revenues as a percentage of net revenues decreased from 79.1% in 2012 to 70.1% in 2013. The decrease in 2013 was primarily due to the addition of our product portfolio of orthopedic products, endoscope devices and healthcare IT solution products, whose gross margins are generally higher than those for our after-sales services and the improved utilization of fixed costs on after-sales services following an increase in services sales volume.

Gross Profit and Gross Margin

Total gross profit increased by $85.9 million, or 14.3%, from $600.7 million in 2012 to $686.6 million in 2013. Our consolidated gross margin was 56.7% in 2012 and 56.6% in 2013 as a result of the foregoing.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Operating expenses, as a percentage of total net revenues, increased from 38.6% in 2012 to 39.2% in 2013. Our operating expenses in 2013 were $476.4 million, an increase of 16.4% compared to $409.3 million in 2012. The increase in operating expenses is analyzed below:

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 17.8% in 2012 to 18.2% in 2013. The increase as a percentage of total net revenues was primarily attributable to our business expansions in the United States, which has selling expenses, as a percentage of net revenues, relatively higher than that for our other regions. Our selling expenses in 2013 were $220.6 million, an increase of 16.8% compared to $188.8 million in 2012. The increase is mainly driven by: (1) a general increase in employee base salaries and bonuses for sales and marketing staff; (2) increased travel, marketing and training expenses; (3) increased advertising and promotion expenses as a result of our increasing marketing activities; and (4) consolidation of ZONARE’s business since July 2013, including the expenses related to the direct sales force of ZONARE.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, decreased from 10.9% in 2012 to 10.6% in 2013. Our general and administrative expenses in 2013 were $128.3 million, an increase of 10.4% compared to $116.2 million in 2012. The increase in general and administrative expenses was driven primarily by: (1) a $14.8 million charge taken in 2013 in connection with our dispute with Beckman Coulter Inc (BCI) compared to a $9.7 million charge taken in 2012 related to our Masimo dispute; (2) an increase in foreign exchange loss from $1.0 million in 2012 to $8.9 million in 2013, primarily attributable to the Renminbi appreciating against the US dollar throughout 2013; (3) increased professional and legal fees for our mergers and (4) inclusion of ZONARE’s general and administrative expenses since July 2013; and (5) a general increase in employee base salaries and bonuses for general and administrative staff, offset by a decrease in our allowance for doubtful accounts, to which a reversal of $0.9 million was recorded in our allowance for doubtful accounts in 2013 as a result of accounts receivable collections improvements while a provision of $9.6 million for doubtful accounts was recorded in 2012, of which $4.0 million resulted from change in estimate for providing allowance for doubtful accounts against accounts receivable related to international sales in 2012.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, increased from 9.8% in 2012 to 10.5% in 2013. The increase in research and development expenses as a percentage of total net revenues was primarily attributable to our consolidation of ZONARE’s business since July 2013 (which as a percentage of net revenues were relatively higher than our group average). Our research and development expenses in 2013 were

$127.5 million, an increase of 22.2% compared to $104.3 million in 2012. The increase in research and development expenses was primarily due to increased employee base salaries and bonuses for research and development staff and research and development material costs.

Other Income, Net

Our other income, net, was $3.9 million in 2013, an increase of 139.7% compared to $1.6 million in 2012. Other income, net, in 2013 and 2012 included $4.0 million and $1.7 million, respectively, related to cash subsidies and incentives received from the PRC government. These subsidies and incentives are granted by the PRC government on an irregular basis and amounts received tend to vary significantly.

Interest Income

Our interest income in 2013 was $37.0 million, an increase of 20.3% compared to $30.8 million in 2012. The increase in interest income was driven by our increased cash and cash equivalents and short term investments in China, partially offset by a decrease in our overall interest rate earned from short term investments.

Interest Expenses

Our interest expenses in 2013 was $6.3 million, an increase of 55.0% compared to $4.1 million in 2012. The increase was mainly attributable to an increase in our bank borrowings used for paying dividends, financing acquisitions outside China and short-term financing for our share repurchase program, offset by a general decrease in average interest rates for our bank borrowings.

Provision for Income Tax

Provision for income taxes decreased from $37.4 million in 2012 to $14.3 million in 2013, primarily driven by: (1) tax benefits of $26.8 million recognized in 2013 in relation to “Nationwide Key Software Enterprise” status for the calendar years 2011, 2012 and 2013, and (2) the favorable impact of Shenzhen Mindray Software which enjoyed tax holiday in 2013, offset by (1) an accrual of income tax provision of $12 million recorded in 2013 in relation to VAT refund income recognized for the period from 2009 to 2013 which is arisen from the sale of embedded software in our devices and become taxable in later of 2013 as a result of emerging tax practice in the China market and (2) a provision of deferred tax liability for income taxes of $3 million recorded in 2013 in relation to approximately $52.7 million of the undistributed earnings of our PRC subsidiaries which may be distributed to its immediate parent companies in the future.

Our overall effective tax rate was 17.0% and 5.8% in 2012 and 2013, respectively. The decrease in our effective tax rate was primarily attributable to tax benefits resulted from our receiving “Nationwide Key Software Enterprise” status in 2013 for calendar years 2011, 2012 and 2013. Excluding the impact of this factor, our effective tax rate would have been 16.8%.

Net Income

As a result of the foregoing, net income increased from $180.2 million in 2012 to $224.8 million in 2013, while net margin increased from 17.0% in 2012 to 18.5% in 2013.

Comparison of Years Ended December 31, 2011 and December 31, 2012

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2011 and 2012:

	2011		2012
	Net Revenues	Net Revenues % of Total	Net Revenues	Net Revenues % of Total
	(In thousands, except percentages)
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

Allowance for Doubtful Accounts

We sell our products domestically in China primarily through distributors. We generally require both our distributors and direct domestic customers to make advance payments or payments upon product delivery. However, from time to time, we extend credit to domestic distributors in the ordinary course of business, with payment in full typically due within 30 or 60 days of product delivery based on factors such as a satisfactory business history with us. Internationally, we sell our products through distributors and our direct sales force. We generally require distributors in developing markets to pre-pay for products in cash or with letters of credit, and generally require advance payments as a deposit. From time to time, we may allow distributors with a satisfactory business history with us to purchase products on different payment terms.

For international distributors, primarily located in North America and Western Europe, we frequently provide different payment terms that we believe are consistent with prevailing market practices in such areas. Payment in full is typically due within a negotiated period after product delivery. We typically extend credit to most of our international direct customers, primarily located in the U.S. and Western Europe, with payment in full typically within a negotiated period after product delivery, which we believe is consistent with prevailing market practices in such areas. As of December 31, 2012 and 2013, our accounts receivable balances totaled $185.7 million and $220.2 million, respectively, net of an allowance for doubtful accounts of $16.0 million and $14.6 million. The allowance for doubtful account reflects estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, we consider factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation and customer going concern considerations.

As of December 31, 2012 and 2013, the $16.0 million and $14.6 million allowance for doubtful account balances represented 7.9% and 6.2% of the then-outstanding gross accounts receivable balances, respectively. This decrease is primarily attributable to better collection of our accounts receivable in 2013.

As of December 31, 2012 and 2013, our accounts receivable balances aged over one year but less than two years totaled $4.8 million, net of allowance for doubtful accounts of $3.4 million, and $5.5 million, net of allowance for doubtful accounts of $3.3 million, respectively. As of December 31, 2012 and 2013, gross accounts receivable balances aged two years or more totaled $4.7 million, net of allowance for doubtful accounts of $4.1 million, and $6.1 million, net of allowance for doubtful accounts of $5.3 million, respectively. Of these long outstanding receivable balances, 9.8% and 1.6% had been collected as of March 31, 2014.

We purchase export credit insurance to mitigate the risk of loss and accounts receivable impairment on sales to our international distributors purchasing our products under credit terms. Under these arrangements, our insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. We record provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After the provision is made, we consider if an insurance receivable should be recorded. We record an insurance receivable only when recoveries are probable, which is when we have submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. We have historically received related insurance claims payment within 12-18 months of filing the claim. The total amount of insurance claims that we received was immaterial to our accounts receivable balance during the years ended December 31, 2011, 2012 and 2013.

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

Impairment of Long-lived Assets

We review our long-lived assets and finite-lived intangible assets for potential impairment in circumstances where the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows is less than the carrying amount of the assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows. Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that indicates potential impairment and (2) the carrying value of an asset can be supported by the future cash flows from the asset using estimated cash flow projections.

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 11.9%, 17.0% and 5.8% for 2011, 2012 and 2013, respectively.

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

All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with general right of return except for certain direct customers, which were required by applicable law and regulations, price protection or cash rebates. The sales arrangements do not include any significant post customer support services in warranty period and do not provide customers with upgrades. Accordingly, revenues from the sale of products are typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery; for certain China-based tender sales, where customers have inspection and acceptance rights, we recognize revenue upon acceptance. China-based tender sales accounted for 2.3%, 2.1% and 1.1% of our consolidated sales in 2011, 2012 and 2013, respectively. For products sold with installation service, revenue is allocated between the product and installation service if the product has standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. Revenue for service repairs of equipment is recognized after service has been completed, and service revenue for extended warranty is recognized ratably over the term of the contract.

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

Recent Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02. Previous guidance in Subtopic 350-30 required an entity to test indefinite-lived intangible assets for impairment, on at least an annual basis, by comparing the fair value of the asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an entity should recognize an impairment loss in the amount of that excess. In accordance with the amendments in this Update, an entity will have an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that the asset is impaired. Permitting an entity to assess qualitative factors when testing indefinite-lived intangible assets for impairment results in guidance that is similar to the goodwill impairment testing guidance in Update 2011-08. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this Update in fiscal year 2012 and elected to bypass the qualitative assessment and directly performed the quantitative impairment test, and the adoption does not have a significant impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The new amendments will require us to:

•	Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income–but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•	Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, this ASU is effective prospectively for reporting periods beginning after December 15, 2012. We adopted the ASU in fiscal year 2013. The adoption does not have a significant impact on our consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update (ASU 2013-11) which requires unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We will adopt this ASU in fiscal year 2014, if applicable. We do not expect the adoption to have a significant impact on our consolidated financial statements.

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

Overseas Funding Arrangement

We generally have substantial cash in accounts located in China. In light of, among other things, PRC governmental restrictions on currency exchange and remittances outside of China, favorable borrowing conditions outside of China and higher investment returns in China, we determined that it was more cost efficient to use offshore third-party borrowings to fund our offshore cash needs, including funds required for international acquisitions and dividend payments. Accordingly, we entered into various financing arrangement with the banks from time to time in past few years.

In the third quarter of 2013, our primary operating subsidiary, Shenzhen Mindray, declared an intra-group dividend to initiate a one-time fund transfer out of China given concerns that offshore borrowing rates would increase and we recorded a related $20.8 million withholding tax obligation. In the fourth quarter of 2013, we reversed the $20.8 million withholding tax charge when we elected to unwind the proposed intra-group dividend from the distribution of earnings from 2008 and thereafter. We did so based on changed near-term expectations for offshore borrowing rates and to provide us additional opportunities to explore other tax-efficient means to transfer funds within our corporate group (including possible cross-border Renminbi inter-group loans from Shenzhen Mindray directly to our Hong Kong subsidiaries).

Cash and Short-term Investments Balances

The following table sets forth a summary of our unrestricted cash and cash equivalents and unrestricted short-term investments, net of our outstanding borrowings as of the dates indicated.

	December 31,
	2012	2013
	(In thousands)
Cash and cash equivalents	$247,859	$385,224
Short-term investments	615,003	847,041

Total(1)	862,862	1,232,265
Less: Total borrowings(2)	(135,139)	(475,703)

Total	$727,723	$756,562

(1)	Excludes restricted cash and restricted investments of $21.5 million and $18.2 million as of December 31, 2012 and 2013 in respect of (i) acquisition consideration held in escrow and payable to the sellers under the terms of the related acquisition agreements and (ii) cash held as collateral for letters of credit issued for normal business operation.
(2)	Represents primarily bank borrowings to facilitate funding of operations outside of China for payment of annual dividends in U.S. dollars, financing our overseas acquisition and repurchases of our equity securities. All of our bank loans are denominated in U.S. dollars, except in September 2013 we converted a portion of our outstanding loans of approximately $33.7 million into €25.0 million of loans denominated in Euros.

Cash and cash equivalents consist of cash on hand and short-term deposits that are unrestricted as to withdrawal and use, and which have original maturities less than three months. Our cash and cash equivalents are usually held in U.S. dollars and Renminbi.

Our investment policy and strategy is focused on principal protection and meeting company liquidity needs. Short-term investments consist of liquid investments with maturities greater than 90 days and less than one year at the date of purchase. As of December 31, 2012 and 2013, short-term investments mainly consisted of investments in Renminbi denominated financial products in an aggregate principal amount of $596.5 million and $823.2 million. We primarily invest in the financial products offered through high-credit quality financial institutions in China including the Bank of China. These financial products consist of a pool of assets selected and managed by the banks and/or its custodian. As of December 31, 2012 and 2013, the accrued interest rate of the Company’s Renminbi denominated financial products ranged from 3.1% to 6.2% per annum and from 4.5% to 5.7% per annum respectively. Our financial products that we have invested in are primarily principal protected.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Cash and cash equivalents	$124,311	$247,859	$385,224
Net cash generated from operating activities	192,404	325,666	307,918
Net cash used in investing activities	(258,279)	(232,545)	(424,541)
Net cash generated from financing activities	48,635	28,223	251,367

Operating Activities

Net cash provided by operating activities in 2011, 2012 and 2013 were $192.4 million, $325.7 million and $307.9 million, respectively.

The increase in 2012 as compared to 2011 was mainly attributable to our improved working capital particularly our cash collection of our accounts receivables in 2012.

The change in 2013 as compared to 2012 was mainly attributable to our improved cash collection of our accounts receivable, offset by the effect of payment of BCI dispute charges of $14.8 million and provision of working capital to ZONARE which was acquired in July 2013.

In managing our operations and evaluating our financial results, we consider and report various operating metrics such as accounts receivable turnover days, inventory turnover days and accounts payable turnover days. In our previous Annual Reports on Form 20-F, we reported those operating metrics for the fourth quarter of the relevant prior years (i.e., in our 2012 Form 20-F, for the fourth quarter of 2010, 2011 and 2012). Similarly, when publicly announcing quarterly financial results, we provide these operating metrics calculated on a quarterly basis. Our operating metrics vary from period to period and are impacted by seasonality and other events.

Accounts receivable turnover days, inventory turnover days and accounts payable turnover days are provided below for both the year and the fourth quarter ended December 31, 2011, 2012 and 2013, calculated as follows:

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

Our accounts receivable turnover days for the fiscal years 2011, 2012 and 2013 were 71, 67 and 62, respectively. Accounts receivable turnover days for the fourth quarter ended December 31, 2011, 2012 and 2013 were 66, 53 and 50, respectively. The general decrease throughout 2012 and 2013 reflects the impact of our improved cash collections during these periods. During 2012 and 2013, our efforts to improve cash collections, and in turn accounts receivable turnover days, included strengthening our credit control by more closely monitoring customers to ensure timely payment and withholding additional orders until prior outstanding invoices are paid. We have also on a limited basis utilized third party equipment leasing agents, or Leasing Companies, primarily in relation to certain direct sales in the United States. These Leasing Companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the Leasing Companies upon product delivery.

Demonstrating the impact of seasonality on our receivables turnover days, for the first quarter of 2013, receivable turnover days were 66 days (reflecting high accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 62 days for the fiscal year 2013. Our accounts receivable balances are typically lowest at first quarter end in connection with lower first quarter sales due to the Chinese Lunar New Year holiday, and typically highest at year-end, as the fourth quarter is traditionally our strongest sales quarter.

Our inventory turnover days for the fiscal years 2011, 2012 and 2013 were 80, 81 and 86, respectively. The inventory turnover days for fiscal year 2011 were comparable to fiscal year 2012. However, it increased from 81 days in fiscal year 2012 to 86 days in fiscal year 2013. The increase in inventory turnover days was resulted from slow movement in our inventory as a result of our net revenues growth was slower than our expectation. However, we have continued to record a decrease in our quarterly inventory turnover days compared with respective quarter in fiscal year 2012 since the third quarter in 2013 as a result of our improvement in inventory management in Shenzhen Mindray and Mindray DS USA. Inventory turnover days for the fourth quarter ended December 31, 2011, 2012 and 2013 were 78, 83 and 79, respectively. The carrying value of our inventories has generally increased as a result of our growth in business and operation.

Our accounts payable turnover days for the fiscal years 2011, 2012 and 2013 were 49, 47 and 58, respectively. Accounts payable turnover days for the fourth quarters ended December 31, 2011, 2012 and 2013 were 44, 47 and 54, respectively. The increase was due to attaining more favorable terms with our suppliers.

Investing Activities

Net cash used in investing activities in 2011, 2012 and 2013 were $258.3 million, $232.5 million and $424.5 million, respectively.

In 2011, the investing activities represent mainly net increase in short-term investments of approximately $163.8 million, payments for purchase of land use rights for our new research and development facilities and purchase of trademarks totaling $90.0 million and cash used in acquisition of medical device companies of $6.5 million.

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

In 2013, the investing activities represent mainly a net increase in short-term investments of approximately $210.1 million, capital expenditures related to the construction for new manufacturing plants, research and development facilities and replacement of normal capital expenditures totaling $109.1 million, payments for the purchase of medical device companies totaling $109.4 million (of which $83.2 million related to ZONARE), and a net of cash inflow of restricted cash and restricted investment amounted to $3.3 million net of the release of restricted cash and restricted investment as recorded in 2012 and the increase of restricted cash in 2013 related to our acquisitions in 2013.

Financing Activities

In 2011, 2012 and 2013 cash provided by financing activities totaled $48.6 million, $28.2 million and $251.4 million, respectively.

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

In 2013, financing activities represent mainly the net result of proceeds from bank loans, net of costs, of $371.7 million and proceeds from option exercises of $16.1 million, offset by dividend payments of $59.1 million, repayment of bank loans of $35.0 million and $42.4 million to repurchase our equity securities.

As of December 31, 2012 and 2013, we had outstanding bank borrowings of $135.1 million and $475.7 million, respectively of which $85.1 million and $260.0 million were current. A significant portion of our bank borrowings were used to pay annual dividends in U.S. dollars, finance our overseas acquisition of ZONARE and provision of ZONARE working capital and repurchase our equity securities. To pay our fiscal year 2012 dividend, we entered into a three-year $60 million loan in March 2013, a portion of which was subsequently converted into an Euro-denominated term loan with the same maturity date. In June 2013, we took out three-year term loans in an aggregate amount of $120 million to finance our acquisition of ZONARE. In November 2013, we entered into a six-month term loan agreement with the Hongkong and Shanghai Banking Corporation Limited in an aggregate principal amount of $160.0 million to finance our share repurchase program launched in November 2013. For details of our share repurchase program, please refer to below “Share Repurchase Program.” For more details about our bank loans, please see note 10 to our consolidated financial statements appearing elsewhere in this annual report. The interest rate charged on bank borrowings is determined based on a fixed margin plus LIBOR or EURIBOR. As of December 31, 2012 and 2013, the weighted average interest rate for borrowings outstanding was 3.02% and 1.86%, respectively. These financings did not require pledging any of our assets. However, in connection with our bank loans outstanding under Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd, we are required to maintain Renminbi denominated deposits/ Renminbi denominated financial products equal to 105% of the borrowed amounts with a PRC affiliate of these two banks.

We maintain banking facilities with various banks in China, Hong Kong and the United States. We have aggregate available banking facilities of $275.8 million and $607.5 million with various banks for short-term and long-term borrowings, bills, letters of guarantee/credits and standby letter of credits facilities, of which $71.5 million and $57.0 million were unutilized as of December 31, 2012 and 2013, respectively. Some of these facilities were secured by our corporate guarantees. In addition, we are required to comply with certain financial covenants imposed by these financial institutions. As of December 31, 2012 and 2013, we are in compliance with the financial covenants imposed by the banks.

Share Repurchase Program

Our Board of Directors has approved a share repurchase program under which we are authorized to repurchase up to $300 million of our issued and outstanding ADSs on the NYSE Euronext at prevailing market prices from time to time between November 2013 and March 31, 2015 in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable U.S. federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. Repurchases will be made at management’s discretion, subject to restrictions on price, volume, and timing. The timing and extent of any purchases will depend upon market conditions and the trading price of its ADSs, as well as other factors. The repurchase program does not obligate us to make repurchases at any specific time or situation.

During the year ended December 31, 2013, we repurchased approximately 1.1 million ADSs for an aggregate purchase price of $42.4 million.

Dividend Distributions

In addition to offshore borrowings, we may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends to our shareholders. Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in China, each of our PRC subsidiaries is required to provide 10% of its after-tax profits to statutory common reserve fund. When the aggregate balance in the statutory common reserve fund is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Currently, Shenzhen Mindray and Wuhan Dragonbio Surgical Implant Co., Ltd. have contributed over 50% of its registered capital to its statutory common reserve fund and are no longer allocating net income to the fund. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result of PRC laws and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2012 and 2013, the amount of these restricted portions was approximately $32.9 million and $35.4 million, respectively. See Item 5, “Taxes and Incentives” for discussion on our intention to permanently reinvest the undistributed earnings of our PRC subsidiaries as of December 31, 2013.

We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic cooperation, cross boarder funding or other similar opportunities. We are also exploring other alternatives to fund our business activities and development overseas. In the fourth quarter of 2013, Shenzhen Mindray entered into a three-year cross-border Renminbi intra-group loan facility providing for loans aggregating up to RMB2 billion ($328 million) with one of our Hong Kong subsidiaries. The interest rate is 5% and the facility can be extended at Shenzhen Mindray’s discretion. As of December 31, 2013, the outstanding lending by Shenzhen Mindray under this facility was RMB1.0 million. However, drawdowns by our Hong Kong subsidiary under this facility are expected to increase significantly in 2014. For risks associated with this arrangement and dividend distributions, see “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us may have a material adverse effect on our ability to conduct our business,” and “—Restrictions on currency exchange may limit our ability to utilize our working capital effectively.” If we determine that our cash requirements exceed our aggregate amounts of cash and cash equivalents on hand and short-term investments, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness would increase our debt service obligations and could subject us to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $89.9 million, $65.6 million and $109.1 million in 2011, 2012, and 2013, respectively. Our capital expenditures primarily related to construction of our manufacturing and assembly plants, research and development facilities, purchase of land use rights, machineries, electronic equipment, furniture and fixture and intangible assets such as patents and trademarks. Our capital expenditures are primarily funded by net cash provided by operating activities. As of December 31, 2013, our capital commitment for property, plant and equipment totaled $74.0 million, which will also be funded by net cash provided by operating activities.

We expect our capital expenditures in 2014 to be approximately $160 million, which will be utilized primarily for construction for manufacturing plants in Shenzhen and Nanjing and dedicated research and development facilities in Beijing and Xi’an, China, as well as our recurring capital expenditures.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2011 and 2013, our spending on research and development activities remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and higher than most of our domestic competitors. As of December 31, 2013, our research and development team consisted of more than 1,800 engineers and other research and development personnel, representing approximately one-fourth of our employees worldwide.

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

We employ project selection procedures that focus on projects that we believe are commercially and technologically feasible, can generate significant revenue and future profits, have distinctive channel and market advantages and can be introduced into the market. Prior to developing improvements to an existing product or a new product, we consult our sales, marketing and service representatives and review end-user feedback to better identify the changing needs and demands of medical service providers. We also engage outside consultants to assist us in identifying trends in the medical device market. We believe this increases the likelihood of developing commercially viable products. Once we identify a product opportunity, our sales, marketing and service, research and development, and manufacturing teams work closely together to determine potential market demand for a product and how it fits with our current design and manufacturing capabilities. We organize regular meetings in which our sales, marketing and service, research and development, and manufacturing teams review progress and, if necessary, adjust the emphases of our research and development projects.

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

In addition to new product development and improvements to existing products, our research and development team focuses on manufacturing and assembly process improvements to control and reduce costs. In 2012, we also established a separate research and development team focusing on researching and developing innovative technologies to differentiate our competitive position. In 2013, we acquired ZONARE, which has its own research and development team with strong and innovative R&D capabilities.

We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Stockholm, Sweden; Seattle, Washington; and Miami, Florida. The location of our research and development centers in China allow us to compete for skilled research and development technicians and managers across the country. The research and development centers in Mahwah and Stockholm were acquired through the acquisition of Datascope’s patient monitoring business, and the research and development center in Mountain View was acquired through the acquisition of ZONARE.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any significant trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements.

Other than as disclosed elsewhere in this annual report, we are not party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interest, certain derivative instruments and variable interest entities, that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, changes in consolidated financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations.

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2013:

	Payments due by period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	(In thousands)
Debt repayment obligations(a)	$260,000	$215,703	$—	$—	$475,703
Operating leases obligations(b)	9,375	12,098	3,511	34	25,018
Consideration obligations(c)	20,457	—	—	—	20,457
Notes payable obligations(d)	10,945	—	—	—	10,945
Purchase obligations(e)	73,975	—	—	—	73,975

Total	$374,752	$227,801	$3,511	$34	$606,098

(a)	Debt repayment obligations: We are obligated to repay our bank borrowings throughout different periods. The amounts do not include interest payments because the interest rate for our bank borrowings are subject to either LIBOR or EURIBOR fluctuations. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report
(b)	Operating leases obligations: We have entered into various non-cancelable operating lease agreements for our offices premises and our assembly and manufacturing facility. Such operating leases do not contain significant restrictive provisions.
(c)	Consideration obligations: We are obligated to make consideration payments under purchase and sale agreements associated with our acquisition of certain medical device companies in 2012 and 2013. For more details, please refer to the notes to our consolidated financial statements appearing elsewhere in this annual report.
(d)	Notes payable: We are obligated to repay bills issued by various banks in favor of our vendors and suppliers as payments for our purchased goods and services
(e)	Purchase obligations: We are obligated to make payments under non-cancellable contractual arrangements with our vendors, principally for our property, plant and equipment.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2014:

Name	Age	Position
Xu Hang	51	Chairman
Li Xiting	62	Director, President and Co-Chief Executive Officer
Cheng Minghe(1)	52	Co-Chief Executive Officer and Chief Strategic Officer
Wang Jianxin(2)	52	Chief Administrative Officer
Liu Jie	45	Chief Operating Officer
Alex Lung	42	Chief Financial Officer
Fannie Lin Fan	42	Group General Counsel; Secretary of Board of Directors
Ronald Ede	55	Director
Joyce I-Yin Hsu	39	Director
Chen Qingtai	76	Director
Kern Lim	43	Director
Peter Wan	61	Director
Wu Qiyao	77	Director

Audit Committee:	Compensation Committee:	Corporate Governance and Nominations Committee:	Transactions Committee:
Chen Qingtai	Joyce I-Ying Hsu	Xu Hang*	Xu Hang
Kern Lim	Kern Lim*	Joyce I-Yin Hsu	Li Xiting
Peter Wan*	Peter Wan	Kern Lim	Liu Jie
		Peter Wan	Ronald Ede
Joyce I-Yin Hsu*

(1)	Mr. Cheng Minghe assumed the position of co-chief executive officer in June 2013. Prior to this, he served as our chief strategic officer and will continue to maintain this role.
(2)	Mr. Wang Jianxin assumed the position of chief administrative officer in June 2013. He previously served as our vice president and has been with our company since 2006.
*	Chairman

Xu Hang is one of our founders and has served as the chairman of our board of directors since 1991. Mr. Xu was our co-chief executive officer from 1991 to 2012. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School.

Li Xiting is one of our founders, and has served as our co-chief executive officer, director and president since 1991. Mr. Li was our chief executive officer in 2012. Mr. Li is the core managerial personnel of our business and is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.

Cheng Minghe has served as our co-chief executive officer since June 2013 and as our chief strategic officer since September 2010. From 2007 to September 2010, Mr. Cheng served as executive vice president of strategic development. Previously, Mr. Cheng served as the executive vice president of sales and marketing since 2004 and vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000, he served as a vice president for Rayto Life and Analytical Sciences Limited. From 1991 to 1998, Mr. Cheng served as vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai Jiaotong University.

Wang Jianxin joined us as a vice president in 2006 and became our chief administrative officer in June 2013. He is also the vice president of China Chamber of Commerce for Import and Export of Medicines and Health Products and the vice president of the China Association for Medical Devices Industry. Mr. Wang started his career in 1983 and has held various executive roles in the private and public sectors. Between 2001 and 2006, Mr. Wang served as the vice president of Shenzhen Huaqiang Group, the chairman of Shenzhen Sanyo Huaqiang Electronics, the chairman of Tsinghua University’s Shenzhen Graduate School Lihe Digital Electronics Company, and the general manager of Shanghai Feile Acoustics Co., Ltd., where he was primarily responsible for each company’s investment strategies, sales and marketing, and overall management. He received his master’s degree in Management Science and Engineering from Harbin University of Science and Technology, and his bachelor’s degree in Automation from the University of Shanghai for Science and Technology.

Liu Jie has served as our chief operating officer since August 2008. Previously, Mr. Liu has served as our chief financial officer from May 2011 to August 2011 and our executive vice president of international sales and marketing since 2007 and vice president of international sales and marketing since 2005. Prior to joining Mindray, Mr. Liu worked in sales, marketing and product management roles with Hewlett-Packard and Johnson and Johnson. He holds an MBA degree from the Stephen M. Ross School of Business, University of Michigan, and an M.S. degree from the Chinese Academy of Sciences, and a bachelor’s degree in Engineering from Zhejiang University.

Alex Lung has served as our chief financial officer since August 2011 and as our deputy chief financial officer from March 2011 to August 2011. From June 2009 to March 2011, he served as our group finance director. Previously, he served as a corporate controller of ASAT Holdings Limited and as a finance manager of Clipsal Asia Holdings Limited, a subsidiary of Schneider Electric. Mr. Lung has 10 years of professional experience at KPMG engaged in auditing, corporate finance and management consulting. Mr. Lung received his bachelor’s degree in Mechanical Engineering from Imperial College, London, United Kingdom. He is also an associate member of City & Guilds and a fellow member of the UK Association of Chartered Certified Accountants.

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

Ronald Ede has served as our director since September 2006. He has served as the chief financial officer of Biosensors International Group, a listed company on the Singapore Exchange, since May 2011. From June 2008 to April 2011, he held various senior management positions at Mindray, including chief financial officer from May 2009 to April 2011 and group vice president of international operations from June 2008 to April 2011. From September 2006 to June 2008, he served as our independent director and chairman of the audit committee. Prior to joining Mindray, from 2004 until June 2008, he served as the chief financial officer of Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a marketing director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director in

Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington.

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

Chen Qingtai has served as our director since 2006. Mr. Chen also serves as an independent director of China Minmetals Corporation Limited and as an independent director of Hollysys Automation Technologies Corporation Limited. He served as the general manager of Dongfeng Peugeot Citroen Automobile Limited from 1984 until 1992. From 1991 to 1992, he served as chairman of Shenlong Automobile Limited. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. From 1998 to 2008, he served as a commissioner and a standing member of National Committee of the Chinese People’s Political Consultative Conference, deputy director of Economic Committee. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. From 2004 to 2008, he was dean of the School of Public Policy and Management at Tsinghua University. From 2004 to 2011, he served as an independent director of Bank of Communications Co., Ltd.

Peter Wan has served as our director since September 2008. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firms. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants, and the Hong Kong Institute of Directors. Mr. Wan is currently an independent director and the chairman of the audit committee of RDA Microelectronics, Inc., a NASDAQ listed company. He is also an independent non-executive director and chairman/member of the audit committee of several companies listed in the Hong Kong Stock Exchange, namely, China Resources Land Limited, Dalian Port Company limited, Fairwood Holdings Limited, Huaneng Renewables Corporation Limited, KFM Kingdom Holdings Limited, S. Culture International Holdings Limited, Shanghai Pharmaceuticals Holdings Co., Ltd., Kerry Logistics Network Limited and Harbin Bank Co., Ltd. Mr. Wan also served briefly as an independent non-executive director of Real Gold Mining Limited, a company that had been suspended from trading on the Hong Kong Stock Exchange prior to him joining it in 2011. He serves as a director and/or committee member of several private companies, as well as a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Kern Lim has served as our director since September 2008. Mr. Lim currently serves as the president and chief executive officer of Asia Strategic Consulting. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao-Resort-Hotel, and from 2006 to 2008, he was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim also served as a director and member of the audit committee of RDA Microelectronics Ltd, a NASDAQ listed company, as a director and member of the audit committee of China Auto Electronics Group Ltd, a Singapore public company, and as a director and member of the audit committee of Dapai International, a Singapore public company. Mr. Lim is a

Singapore certified public accountant and also holds a Certification in Risk Management Assurance (CRMA) with the II A (USA). In 2010, Mr. Lim was accepted as Fellow Member of the Hong Kong Institute of Directors and also as Full Member of the Singapore Institute of Directors. He has also been a member of the National Association of Corporate Directors (USA) since 2012. Mr. Lim is GreenBelt Certified and BlackBelt Trained in 6 Sigma Discipline and graduated from the GE Experienced Finance Leadership Program in the General Electric Company. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Wu Qiyao has served as our director since 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1985. Mr. Wu has served as an evaluation committee member of medical device registration of the CFDA since 1993. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Since 1998, Mr. Wu has served as a director general of the Chinese Institute of Electronics and a director general of the China Instrument and Control Society. From 2000 to 2007, Mr. Wu served as one of the experts on the National Population and Family Planning Committee. In May 2013, Mr. Wu was appointed as a director of Zhuhai Hokai Medical Instruments Co., Ltd., a Shenzhen Stock Exchange listed company. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.

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

Compensation of Directors and Executive Officers

In 2013, we paid aggregate cash compensation of approximately $9.3 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.

We provide directors and officers liability and company reimbursement insurance to cover all of our directors and officers against losses arising from claims we indemnify for. Our current insurance coverage will expire on September 6, 2014.

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

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of December 31, 2013, options to purchase 1,969,608 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of December 31, 2013.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(In $)

Xu Hang	600,000	11.00	September 8, 2006	September 8, 2016

Li Xiting	600,000	11.00	September 8, 2006	September 8, 2016

Cheng Minghe	200,000	5.00	February 22, 2006	February 22, 2016

Cheng Minghe	*	0.00 (RSU)	May 9, 2012

Wang Jianxin	*	20.50	January 23, 2007†	January 21, 2015

	*	0.00 (RSU)	August 17, 2010

	*	0.00 (RSU)	February 15, 2011

	*	0.00 (RSU)	May 9, 2012

	*	0.00 (RSU)	February 25, 2013

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		(In $)

Liu Jie	*	5.00	February 22, 2006	February 22, 2016

	*	20.50	January 23, 2007†	January 21, 2015

	*	20.50	October 12, 2007†	October 12, 2015

	*	0.00 (RSU)	February 15, 2011

	*	0.00 (RSU)	May 9, 2012

	*	0.00 (RSU)	February 25, 2013

Alex Lung	*	29.30	August 6, 2009	August 6, 2017

	*	0.00 (RSU)	August 17, 2010

	*	0.00 (RSU)	February 15, 2011

	*	0.00 (RSU)	September 9, 2011

	*	0.00 (RSU)	May 9, 2012

	*	0.00 (RSU)	February 25, 2013

Fannie Lin Fan	*	0.00 (RSU)	September 9, 2011

Ronald Ede	*	11.00	September 8, 2006	September 8, 2016

	*	20.50	May 15, 2008†	May 15, 2016

	*	0.00 (RSU)	February 25, 2013

Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2016

	*	29.30	August 6, 2009	August 6, 2017

	*	0.00 (RSU)	February 25, 2013

Chen Qingtai	*	11.00	September 8, 2006	September 8, 2016

	*	0.00 (RSU)	March 6, 2009

	*	0.00 (RSU)	February 25, 2013

Wu Qiyao	*	11.00	September 8, 2006	September 8, 2016

	*	0.00 (RSU)	February 25, 2013

Peter Wan	*	0.00 (RSU)	March 6, 2009

	*	0.00 (RSU)	February 25, 2013

Kern Lim	*	0.00 (RSU)	March 6, 2009

	*	0.00 (RSU)	February 25, 2013

*	The aggregate number of ordinary shares underlying the options and RSUs granted is less than 1% of our total outstanding ordinary shares.
†	Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek remedies on behalf of the company if one of the above duties owed to us by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Li, Wan and Lim will expire at the 2014 annual general meeting of our shareholders; the terms of office of

Messrs. Xu, Ede and Chen will expire at the 2015 annual general meeting of our shareholders; and the terms of office of Ms. Hsu and Mr. Wu will expire at the 2016 annual general meeting of our shareholders.

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

Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any, on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

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

We had approximately 6,800, 7,500 and 7,900 employees worldwide as of December 31, 2011, 2012, and 2013, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2013:

As of December 31, 2013
Manufacturing	1,892
Research and development	1,886
General and administration	776
Marketing and sales (including customer support and service)	3,344

Total	7,898

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2014, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 116,947,966 ordinary shares outstanding as of March 31, 2014, and taking into consideration options exercisable by such person within 60 days of March 31, 2014.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
Name	Number	Percent	Percent
Directors and Executive Officers
Xu Hang(1)**	15,041,197	12.8%	29.0%
Li Xiting(2)**	16,593,569	14.1%	31.2%
Cheng Minghe(3)**	2,184,688	1.9%	4.0%
Wang Jianxin	*	*	*
Liu Jie	*	*	*
Alex Lung	*	*	*
Fannie Lin Fan	*	*	*
Ronald Ede	*	*	*
Joyce I-Yin Hsu	*	*	*
Chen Qingtai	*	*	*
Kern Lim	*	*	*
Peter Wan	*	*	*
Wu Qiyao	*	*	*
Principal Shareholders
Commonwealth Bank of Australia(4)	10,042,225	8.6%	4.3%
Mondrian Investment Partners Limited(5)	9,817,068	8.4%	4.2%
Baillie Gifford & Co(6)	8,987,033	7.7%	3.9%
FMR LLC(7)	6,130,354	5.2%	2.6%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.
**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.
(1)	Holdings include Class A ordinary shares, Class B ordinary shares, ADSs and options to purchase Class A ordinary shares. Mr. Xu exercises investment and voting power over the shares held by both New Dragon (No. 12) Investments Limited and New Phoenix Limited. New Dragon and New Phoenix are both Cayman Islands companies each with an address of Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. 6,206,896 of the Class B ordinary shares held by Mr. Xu are pledged as collateral pursuant to a collateral agreement as security for a credit facility made available by Credit Suisse AG to New Dragon.
(2)

Holdings include Class A ordinary shares, Class B ordinary shares, ADSs, and options to purchase Class A ordinary shares. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Romasco Place, Wichkhams Cay 1, PO Box 3140, Road Town, Tortola, BVI. In 2013, Quiet Well Limited, Mr. Li Xiting and UBS Securities LLC entered into a variable prepaid forward contract in respect of 1,093,406 ADSs. Until the settlement date under the contract or the occurrence of certain other events, such ADSs are pledged to UBS and Quiet Well (controlled by Mr. Li) retains voting power and general ordinary dividend rights in respect thereof. Mr. Li is in the process of establishing a family trust and intends to transfer to the trust the company ordinary shares and ADSs over which he has beneficial ownership (subject to the UBS Securities LLC pledge in connection with the variable prepaid contract). Under the terms of the proposed trust, Mr. Li will retain the investment power to dispose or to direct the disposition of and to vote or direct the voting of such shares/ADS.
(3)	Holdings include Class B ordinary shares, ADSs and options to purchase Class A ordinary shares, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.
(4)	Represents the ADSs that may be deemed beneficially owned with shared voting power and dispositive power by Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Limited and First State Investment Management (UK) Limited through the affiliates First State Investment Management (UK) Limited and First State Investments (Hong Kong) Limited. The address of Commonwealth Bank of Australia is Ground Floor, Tower 1, 201 Sussex Street, Sydney, New South Wales, 2000, Commonwealth of Australia. The number of shares and the information provided in this footnote is as of December 31, 2013 and is based on a Schedule 13G filed with the SEC on February 13, 2014.
(5)	Represents 9,817,068 ADSs held by Mondrian Investment Partners Limited. Mondrian Investment Partners Limited is an investment adviser with the business address of Fifth Floor, 10 Gresham Street, London EC2V 7JD, United Kingdom. The number of ADSs held is as of December 31, 2013 and is based on a Schedule 13G filed with the SEC on January 6, 2014.
(6)	Represents the ADSs held by Baillie Gifford & Co, an investment advisor with the business address of Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, United Kingdom. The number of shares and the information provided in this footnote is as of March 31, 2014 and is based on a Schedule 13G/A filed with the SEC on April 3, 2014.
(7)	Represents the ADSs that may be deemed beneficially owned by FMR LLC and its wholly-owned subsidiaries Fidelity Management and Research Corporation, an investment adviser registered under the Investment Company Act of 1940; Pyramis Global Advisors, LLC, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and various investment funds, including FIL Limited. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. The number of shares and the information provided in this footnote is as of December 31, 2013 and is based on a Schedule 13G filed with the SEC by FMR LLC on February 13, 2014.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Our Chairman, Mr. Xu Hang, our co-CEOs, Mr. Li Xiting and Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

Our ordinary shares underlying the ADSs listed on the New York Stock Exchange are held in Hong Kong by our custodian, the Hong Kong Shanghai Banking Corporation, on behalf of the Bank of New York Mellon, the depositary.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

See Item 6.E, “Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions.

None.

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

We have appended consolidated financial statements filed as part of this annual report. See Item 18, “Financial Statements.”

Legal Proceedings

See Item 4.B, “Business Overview — Legal Proceedings.”

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

In addition, our ability to pay dividends may depend on the profitability generated by our overseas subsidiaries, our ability to finance through third party borrowing or the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in China, each of our PRC subsidiaries are required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray had previously contributed over 50% of its registered capital to its statutory surplus reserve, and is no longer allocating after-tax profits to the fund. Allocations to these statutory reserves can only be used to offset extraordinary losses and are not distributable to us in the form of loans, advances or cash dividends. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the above could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

Other than the above, pursuant to certain provisions as specified in the bank loan agreements as entered into by us, there is a loan covenant which restricts us from declaring dividend over 40% of its net profit.

We paid cash dividends of $34.5 million, $46.4 million and $59.1 million in 2011, 2012, and 2013, respectively. On March 3, 2014, we declared a cash dividend of $0.50 per ordinary share and the cash dividends of approximately $58.7 million were payable to shareholders of record as of March 14, 2014.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low market prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low
2009	$34.80	$17.15
2010	40.35	25.52
2011	31.21	21.25
2012	36.36	25.77
2013	43.81	28.65
Quarterly Highs and Lows
First Quarter 2012	34.07	25.77
Second Quarter 2012	33.75	26.17
Third Quarter 2012	36.36	28.26
Fourth Quarter 2012	35.50	31.16
First Quarter 2013	40.50	28.65
Second Quarter 2013	42.40	36.30
Third Quarter 2013	43.81	36.13
Fourth Quarter 2013	42.11	33.88
First Quarter 2014	40.89	30.03
Monthly Highs and Lows
September 2013	43.71	38.54
October 2013	41.82	36.68
November 2013	40.31	33.88
December 2013	42.11	34.29
January 2014	40.89	34.65
February 2014	36.59	34.12
March 2014	35.53	30.03
April 2014 (through April 25, 2014)	34.04	31.65

On April 25, 2014, the closing sale price of our ADSs as reported on the New York Stock Exchange was $32.43 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange administration and the standardization of the cross-border flow of funds. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 superseded the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in China, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in China in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

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

We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to capitalize overseas subsidiaries or expand our international operations. Our international cost allocation scheme shifts a majority of any startup capital and working capital costs to our international distributors. We anticipate that as we expand internationally, we will only need to provide limited funding, if any. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will have a material adverse effect on our ability to capitalize foreign subsidiaries or expand our international operations.

E.	Taxation.

The following is a general summary of the material Cayman Islands, PRC and U.S. federal income tax consequences relevant to an investment in our ADSs or ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holders of our ADSs or ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

U.S. Federal Income Taxation

The following is a general summary of the material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code. This summary does not address all aspects of

U.S. federal income taxation that may be applicable to U.S. Holders in the light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

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

Furthermore, this summary does not address any aspect of U.S. federal gift or estate tax, the state, local or non-U.S. taxes, the Medicare tax or the alternative minimum tax provisions of the U.S. Internal Revenue Code.

If an entity treated as a partnership holds our ADSs or ordinary shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisor.

PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ADSs OR ORDINARY SHARES TO THEM, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE AND LOCAL AND NON-US TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES TO THEM AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

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

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be “qualified dividend income” that is taxed at a reduced capital gains rate, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The Internal Revenue Service authority has indicated that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

There is no assurance, however, that any dividends paid on our ADSs or ordinary shares will be eligible for the reduced capital gains tax rate. Any dividends paid by us that are not eligible for the preferential rate will be taxed as ordinary income to a non-corporate U.S. Holder. You should consult your tax advisors regarding the availability of the qualified dividend income rate with respect to our ADSs or ordinary shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2013, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2014. However, we cannot assure you that we will not be a PFIC for 2014 or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules (“PFIC rules”) with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. The amount of the total distributions you receive in a taxable year that is greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or the portion of your holding period for the ADSs or ordinary shares before the particular taxable year will be treated as an excess distribution. Under the PFIC rules:

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

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs in the proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the adverse tax consequences described in the preceding paragraph with respect to the shares of such lower-tier PFICs that you would be deemed to own. The mark-to-market election is not available for stock of any such subsidiaries. We do not presently intend to prepare or provide information required for you to make a qualified electing fund election with respect to any such subsidiaries.

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

People’s Republic of China Taxation

In 2007 China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a PRC enterprise income tax on our worldwide income at a tax rate of 25% and result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential 20% individual income tax for individual investors is imposed on dividends we pay to them, and on gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. It is unclear whether, if we are considered a PRC “resident enterprise,” our non-PRC enterprise shareholders or ADS holders would be able to claim the benefit of income tax treaties or arrangements entered into between China and other countries or areas. The EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-Chinese enterprises or group enterprise controlled entities.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2013, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and over 50% of our operating expenses were denominated in currencies other than U.S. dollars. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in a decrease of $8.9 million in operating income in 2013.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or Euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the Renminbi or the Euro against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents, short-term investments and accounts receivables as of December 31, 2013, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $1.4 million to our total cash and cash equivalents, $8.4 million to our short term investments and $0.8 million to our accounts receivable.

In the fourth quarter of 2012 and during 2013, we entered into forward contracts to reduce our foreign currency exposure against the U.S. dollar. In 2013, we also converted $33.7 million US$ denominated loan into Euro denominated loan in order to hedge against foreign currency exposure of our receivables denominated in Euro.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term and long-term bank loans. Our future interest income from our cash deposited in bank and short-term investments may fall short of expectations due to changes in interest rates. As of December 31, 2013, our outstanding short-term and long-term borrowings were $260.0 million and $215.7 million, respectively. The interest rate of our borrowings is the aggregate of a fixed margin and LIBOR or EURIBOR. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR and EURIBOR. A hypothetical 100 basis point increase in LIBOR and EURIBOR would result in an increase of $3.0 million and $0.3 million, respectively in our interest expenses incurred by the respective outstanding loans as of December 31, 2013 in the coming year.

Inflation Risk

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 5.4%, 2.6% and 2.5% in 2011, 2012, and 2013, respectively.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other securities

Not applicable.

D.	American Depositary Shares.

Our depositary is the Bank of New York Mellon, or the Depositary, with principle executive office located in One Wall Street, New York, N.Y. 10286. It collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may refuse to provide delivery of ADSs or deposited shares or provide any distributions until its fees for those services are paid.

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

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the maintenance and administration of the ADR program amounting to $0.1 million. The depositary has also reimbursed us approximately $1.4 million for expenses incurred by us from various third party service providers for the year ended December 31, 2013, as follows:

Amount paid
(In thousands)
Category of expenses
Legal advisory	$400
Current auditor	675
Business advisory	320

Total	$1,395

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of securities holders have not been materially modified.

ITEM 15.	CONTROLS AND PROCEDURES

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report, which appears on page F-2 of this annual report.

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

Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of business conduct and ethics that is applicable to all of our directors, officers and employees. Our code of ethics and our code of business conduct and ethics are publicly available on our website: http://www.mindray.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by category specified below in connection with certain professional services rendered by PricewaterhouseCoopers, our principal external auditor, for the periods indicated.

	2012	2013
	(In thousands)
Audit fees (1)	$2,581	$2,580
Audit-related fees (2)	505	347
Advisory fees (3)	2,544	609
Tax fees (4)	362	215

Total	$5,992	3,751

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for the integrated audit of our annual financial statements, including audit of internal control over financial reporting in accordance with Sarbanes-Oxley Act, and review of our quarterly consolidated financial information.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor primarily for performing statutory audits for certain of our subsidiaries and other miscellaneous audit-related services.
(3)	“Advisory fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor, other than service reported under “audit fees,” “audit-related fees” and “tax fees.” “Advisory fees” in 2013 mainly represent consulting fees for our product development management project and other miscellaneous business process projects. “Advisory fees” in 2012 mainly represent the consulting fees for our product innovation project development and other miscellaneous business process projects.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed primarily for tax compliance services rendered by our principal external auditor.

The audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our principal external auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act which are approved by the audit committee or our board of directors prior to the completion of the audit). The auditors are not permitted to provide non audit services that would compromise their independence or violate any laws or regulations that would affect their appointment as auditors. They are eligible for selection to provide non audit services only to the extent that their skills and experience make them a logical supplier of the services.

All of the audit and non-audit services carried out in the years ended December 31, 2012 and 2013 were pre-approved by audit committee except for approximately 2% and nil of our non-audit fees in the years ended December 31, 2012 and 2013, respectively, were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of S-X 2-01.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 4, 2013, our board of directors approved a share repurchase program, authorizing us to repurchase up to $200.0 million worth of our ADSs on the NYSE Euronext at prevailing market prices from time to time until July 2014 in trades pursuant to a Rule 10b5-1 repurchase plan or in accordance with applicable federal securities laws. The repurchase program was amended in March 2014 to authorize us to repurchase up to $300.0 million worth of our ADSs. The table below sets forth certain information relating to our repurchases of ADSs under such program.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2013 to October 30, 2013	—	—	—	—
November 1, 2013 to November 30, 2013	439,124	39.24	439,124	$282.8 million	[1]
December 1, 2013 to December 31, 2013	672,540	37.31	672,540	$257.7 million	[1]

Total	1,111,644	$38.07	1,111,644

[1]	Such maximum dollar value is calculated based on $300.0 million, the amended share repurchase program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non-U.S. companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements as the laws of the Cayman Islands do not require such compliance:

•	Our corporate governance and nominations committee of our board of directors is not comprised entirely of independent directors.

•	We do not hold regular executive session meetings of non-management directors.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

The following exhibits are filed as part of this annual report.

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited (incorporated by reference from Exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2008).

2.1	Form of American Depositary Receipt (incorporated by reference from Exhibit 4.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference from Exhibit 4.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 22, 2006).

2.3	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares (incorporated by reference from Exhibit 4.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.4	Form of Indenture (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on March 3, 2010).

4.1	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005 (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.2	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006 (incorporated by reference from Exhibit 4.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.3	Mindray DS USA, Inc. 401(k) Savings Plan (incorporated by reference from Exhibit 4.3 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on September 16, 2010).

4.4	Employee Share Incentive Plan and form of Option Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.5	Amended and Restated Limited Share Incentive Plan (incorporated by reference from Exhibit 4 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on January 5, 2012).

4.6	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited (incorporated by reference from Exhibit 10.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.7	Form of Employment Agreement of Mindray Medical International Limited (incorporated by reference from Exhibit 10.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

Exhibit Number	Description

4.8	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001 (incorporated by reference from Exhibit 10.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.9	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002 (incorporated by reference from Exhibit 10.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.10	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002 (incorporated by reference from Exhibit 10.6 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.11	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004 (incorporated by reference from Exhibit 10.7 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.12	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005 (incorporated by reference from Exhibit 10.8 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.13	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005 (incorporated by reference from Exhibit 10.9 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.14	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (incorporated by reference from Exhibit 10.10 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.15	Form of Equity Transfer Agreement (incorporated by reference from Exhibit 10.11 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.16	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006 (incorporated by reference from Exhibit 10.12 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on January 24, 2007).

4.17	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International Limited, dated as of March 10, 2008 (incorporated by reference from Exhibit 10.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

4.18	Loan Agreement by and among MR Holdings (HK) Limited, MR Investments (HK) Limited, Mindray Medical International Limited and Bank of China (HK) Limited, dated as of April 23, 2008 (incorporated by reference from Exhibit 10.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

8.1*	List of subsidiaries.

11.1	Code of Ethics (incorporated by reference from Exhibit 11.1 to the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).

Exhibit Number	Description

12.1*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.3*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

13.1*	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/ Alex Lung
Alex Lung
Chief Financial Officer

Date: April 28, 2014

MINDRAY MEDICAL INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
Hong Kong
April 28, 2014

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share amounts)

	As of December 31,
	2012	2013
ASSETS
Current assets:
Cash and cash equivalents	$247,859	$385,224
Restricted cash	7,246	759
Restricted investment	14,282	—
Short-term investments	615,003	847,041
Accounts receivable, net of allowance of $16,034 and $14,571	185,701	220,228
Inventories	110,099	138,808
Value added tax receivables	7,427	10,225
Other receivables	15,704	21,512
Prepayments and deposits	11,081	14,310
Deferred tax assets, net	6,443	9,585

Total current assets	1,220,845	1,647,692

Restricted cash, non-current	—	17,453
Other assets	10,811	10,755
Accounts receivable-non-current, net of allowance of $nil and $nil	2,172	1,389
Advances for purchase of property, plant and equipment	3,009	18,919
Property, plant and equipment, net	268,010	324,710
Land use rights, net	56,921	59,463
Intangible assets, net	132,334	181,077
Goodwill	163,016	242,476

Total assets	$1,857,118	$2,503,934

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	$85,100	$260,000
Notes payable	8,697	10,945
Accounts payable	53,244	93,673
Advances from customers	17,550	28,240
Salaries payable	69,919	91,220
Other payables	108,528	118,951
Purchase consideration payable	20,354	20,457
Income taxes payable	30,305	20,721
Other taxes payable	8,894	12,832

Total current liabilities	402,591	657,039

Long-term bank loans	50,039	215,703
Other long-term liabilities	4,004	7,222
Deferred tax liabilities, net	23,369	45,812

Total liabilities	480,003	925,776

Commitments and contingencies (Note 22)
Mindray shareholders’ equity:
Ordinary shares (a) (HK$0.001 par value, 5,000,000,000 shares authorized, 117,434,531 shares and 118,328,437 shares issued and outstanding, respectively)	15	15
Additional paid-in capital	514,280	521,617
Retained earnings	699,992	865,676
Accumulated other comprehensive income	116,556	150,432
Treasury stock at cost, nil shares and 506,543 shares, respectively	—	(18,792)

Total Mindray shareholders’ equity	1,330,843	1,518,948
Non-controlling interests	46,272	59,210

Total equity	1,377,115	1,578,158

Total liabilities and equity	$1,857,118	$2,503,934

Note (a) Ordinary shares of the Company consists of Class A and Class B ordinary shares as follows:

1.	Class A ordinary shares, HK$0.001 par value per share, 4,000,000,000 shares authorized, 87,814,624 shares and 89,208,530 shares issued and outstanding as of December 31, 2012 and 2013, respectively.
2.	Class B ordinary shares, HK$0.001 par value per share, 1,000,000,000 shares authorized, 29,619,907 shares and 29,119,907 shares issued and outstanding as of December 31, 2012 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Years Ended December 31,
	2011	2012	2013
Net revenues	$880,743	$1,060,054	$1,213,987

Cost of revenues (a)	(394,302)	(459,389)	(527,402)

Gross profit	486,441	600,665	686,585
Operating expenses:
Selling expenses (a)	(167,049)	(188,804)	(220,589)
General and administrative expenses (a)	(70,330)	(116,228)	(128,308)
Research and development expenses (a)	(82,024)	(104,302)	(127,464)

Income from operations	167,038	191,331	210,224
Other income, net	3,108	1,619	3,881
Interest income	20,816	30,794	37,047
Interest expense	(1,390)	(4,093)	(6,345)

Income before income taxes and non-controlling interests	189,572	219,651	244,807
Provision for income taxes	(22,647)	(37,369)	(14,260)

Net income	$166,925	$182,282	$230,547
Less: Net income attributable to non-controlling interests	(296)	(2,073)	(5,793)

Net income attributable to Mindray shareholders	$166,629	$180,209	$224,754

Net income attributable to Mindray shareholders per share - basic	$1.45	$1.54	$1.91

Net income attributable to Mindray shareholders per share - diluted	$1.41	$1.50	$1.87

Shares used in per share calculation - basic	115,254,095	116,749,213	117,705,414

Shares used in per share calculation - diluted	118,449,851	119,815,004	120,051,635

Note (a):

	Years Ended December 31,
	2011	2012	2013
Share-based compensation charged during the years related to:
Cost of revenues	$762	$811	$752
Selling expenses	4,429	4,457	4,345
General and administrative expenses	3,118	4,409	4,819
Research and development expenses	4,059	4,307	4,767

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	Years Ended December 31,
	2011	2012	2013
Net income	$166,925	$182,282	$230,547
Other comprehensive income
Foreign currency translation adjustments	34,309	16,417	33,876

Comprehensive income	201,234	198,699	264,423
Less: Comprehensive income attributable to non-controlling interests	(296)	(2,073)	(5,793)

Comprehensive income attributable to Mindray	$200,938	$196,626	$258,630

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of US dollars, except share and per share amounts)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total Mindray Shareholders’ Equity	Non-controlling Interests	Total Equity
	Number	Amount
As of December 31, 2010	114,619,759	$15	$466,613	$434,143	$65,830	$—	$966,601	$2	$966,603
Net income	—	—	—	166,629	—	—	166,629	296	166,925
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	7,847	7,847
Dividends declared, $0.30 per share(a)	—	—	—	(34,522)	—	—	(34,522)	—	(34,522)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	1,109,276	—	7,121	—	—	—	7,121	—	7,121
Share-based compensation	—	—	12,580	—	—	—	12,580	—	12,580
Foreign currency translation adjustments	—	—	—	—	34,309	—	34,309	1	34,310
Purchase of treasury stock	(387,454)	—	—	—	—	(10,160)	(10,160)	—	(10,160)
Others	—	—	—	(66)	—	—	(66)	797	731

As of December 31, 2011	115,341,581	$15	$486,314	$566,184	$100,139	$(10,160)	$1,142,492	$8,943	$1,151,435

Net income	—	—	—	180,209	—	—	180,209	2,073	182,282
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	34,124	34,124
Dividends declared, $0.40 per share(a)	—	—	—	(46,401)	—	—	(46,401)	—	(46,401)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	2,092,950	—	24,593	—	—	—	24,593	—	24,593
Share-based compensation	—	—	14,156	—	—	—	14,156	—	14,156
Foreign currency translation adjustments	—	—	—	—	16,417	—	16,417	3	16,420
Reissuance of treasury stock in relation to exercise of options/issuance of restricted shares	—	—	(10,160)	—	—	10,160	—	—	—
Others	—	—	(623)	—	—	—	(623)	1,129	506

As of December 31, 2012	117,434,531	$15	$514,280	$699,992	$116,556	$—	$1,330,843	$46,272	$1,377,115

Net income	—	—	—	224,754	—	—	224,754	5,793	230,547
Non-controlling interests arising from acquisition of subsidiaries	—	—	—	—	—	—	—	7,083	7,083
Dividends declared, $0.50 per share(a)	—	—	—	(59,070)	—	—	(59,070)	—	(59,070)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	2,005,570	—	16,091	—	—	—	16,091	—	16,091
Share-based compensation	—	—	14,823	—	—	—	14,823	—	14,823
Foreign currency translation adjustments	—	—	—	—	33,876	—	33,876	62	33,938
Purchase of treasury stock	(1,111,664)	—	—	—	—	(42,369)	(42,369)	—	(42,369)
Retirement of treasury stock	—	—	(23,577)	—	—	23,577	—	—	—

As of December 31, 2013	118,328,437	$15	$521,617	$865,676	$150,432	$(18,792)	$1,518,948	$59,210	$1,578,158

Note (a) The Company declared a cash dividend of $0.3, $0.4 and $0.5 per each Class A ordinary share and each Class B ordinary share for the years ended December 31, 2011, 2012 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years Ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$166,925	$182,282	$230,547
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of land use rights	1,093	1,246	1,338
Depreciation of property, plant and equipment	23,215	28,043	33,499
Non-cash impairment charges on intangible asset	—	308	—
Amortization of intangible assets	9,568	13,115	19,741
Inventory write-down	3,105	2,609	2,154
(Recovery) Allowance for doubtful accounts	(34)	9,572	(940)
Amortization of bank loan costs	—	—	893
(Gain) loss on disposal of property, plant and equipment	(1,568)	39	10
(Gain) loss on fair value change of derivative instruments	(891)	835	(101)
Share-based compensation expenses	12,368	13,984	14,683
Deferred income taxes	2,673	(27)	1,016
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(52,577)	7,308	(15,002)
Inventories	(15,186)	(11,185)	(18,984)
Value added taxes receivable	8,286	3,505	(2,608)
Other receivables	(6,810)	(13,646)	(5,177)
Prepayments and deposits	(2,034)	(1,108)	(3,087)
Other assets	301	(3,324)	486
Notes payable	475	1,568	2,023
Accounts payable	5,468	5,965	27,663
Advances from customers	6,398	(3,352)	3,608
Salaries payable	10,798	29,597	17,120
Other payables	13,763	42,914	4,805
Income taxes payable	2,837	12,701	(9,942)
Other taxes payable	3,009	1,068	3,515
Other long-term liabilities	1,222	1,649	658

Net cash provided by operating activities	192,404	325,666	307,918

Cash flows from investing activities:
Acquisition cost of subsidiaries, net of cash received	(6,530)	(34,552)	(109,376)
Purchase of property, plant and equipment and intangible assets	(68,095)	(54,132)	(83,739)
Purchase of land use rights	(8,149)	(660)	(2,602)
Advances for purchase of property, plant and equipment	(13,694)	(10,813)	(22,739)
Proceeds from disposal of property, plant and equipment	4,532	1,766	741
Increase in restricted cash	—	(7,246)	(10,966)
(Increase) decrease in restricted investment		(14,282)	14,282
Proceeds from sale of short-term investments	100,274	144,395	652,896
Increase in short-term investments	(264,123)	(257,021)	(863,038)
Advances to employees loans, net	(2,494)	—	—

Net cash used in investing activities	(258,279)	(232,545)	(424,541)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)

(In thousands of US dollars)

	Years Ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Repayment of bank loans	—	(2,475)	(35,000)
Proceeds from bank loans, net of costs	85,399	52,000	371,715
Dividends paid	(34,522)	(46,401)	(59,070)
Proceeds from exercise of options	7,121	24,593	16,091
Repurchase of ordinary American depositary shares	(10,160)	—	(42,369)
Cash contribution from non-controlling interests	797	506	—

Net cash provided by financing activities	48,635	28,223	251,367

Net (decrease) increase in cash and cash equivalents	(17,240)	121,344	134,744
Cash and cash equivalents, beginning of year	137,502	124,311	247,859
Effect of exchange rate changes on cash and cash equivalents	4,049	2,204	2,621

Cash and cash equivalents, end of year	$124,311	$247,859	$385,224

Supplemental disclosure for cash flows information:
Income taxes paid, net of tax benefits received	$17,357	$27,372	$24,152
Interest paid	434	3,619	5,528
Supplemental disclosure for non-cash activities:
Capital expenditures incurred but not yet paid	$15,698	$11,093	$11,710
Purchase consideration payable	2,142	20,354	20,457

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share amounts)

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include but not limited to share-based compensation, impairment of intangible assets including goodwill, impairment of long-lived assets, purchase price allocation, fair value of derivative instruments, allowance for sales returns, allowance for doubtful accounts, inventories write-down, cost of sales incentives, provision for warranty expenses, economic useful lives of property, plant and equipment and intangible assets, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

An amount of $89,250 and $82,337 as of December 31, 2012 and 2013, respectively included in cash and cash equivalents are compensating balance arrangement in relation to bank loans (see Note 10 for details).

(d)	Restricted cash and restricted investment

Restricted cash and restricted investment are cash and investment that are restricted as to withdrawal or usage. For restriction which is not expected to be released within one year of the balance sheet date, restricted cash and restricted investment will be classified as non-current.

Restricted cash as of December 31, 2012 and 2013 was primarily (1) purchase consideration in connection with the Company’s acquisition of certain of its subsidiaries held in escrow accounts which were opened by escrow agents for the Company and payable to the sellers according to the terms set forth in the Company’s acquisition agreements and (2) cash held as collateral for letters of credit issued for normal business operation.

Restricted investment as of December 31, 2012 was primarily purchase consideration in connection with the Company’s acquisition of a PRC subsidiary being put into short-term investment placed with a bank under escrow account which was opened by escrow agent for the Company. The restricted investment consisted of Chinese Renminbi (“RMB”) financial product in a principal amount of $14,282 placed with and guaranteed by the high-credit quality bank which carried interest at 4.0% per annum and contractually mature in April 2013. The restricted investment and its associated interest income were transferred to seller in 2013 according to the terms set forth in the acquisition agreement. There is no restricted investment as of December 31, 2013.

(e)	Short-term investments

Short-term investments primarily consist of highly liquid investments with maturities greater than 90 days and less than one year at the date of purchase.

As of December 31, 2012 and 2013, short-term investments mainly consisted of investments in RMB denominated financial products in an aggregate amount of $596,480 and $823,172, respectively. The Company primarily invests in RMB denominated financial products offered through high-credit quality financial institutions in the PRC, including Bank of China. These financial products consist of a pool of assets selected and managed by the banks and/or its custodian. They are contractually mature at various periods throughout 2013 and 2014, respectively. The Company’s investments in RMB denominated financial products are primarily with 100% capital protection from the bank. As of December 31, 2012 and 2013, the accrued interest rate of the Company’s RMB denominated financial products ranged from 3.1% to 6.2% per annum and from 4.5% per annum to 5.7% per annum, respectively.

Investments in RMB denominated financial products are stated in the balance sheet at the principal amount plus accrued interest income. Interest income is calculated at the specified interest rate and is recognized as interest income on the consolidated statements of operations.

An amount of $nil and $159,163 as of December 31, 2012 and 2013, respectively in RMB denominated financial products placed with Bank of China are compensating balance arrangement in relation to bank loans (see Note 10 for details).

The fair values of forward foreign exchange contract were recorded in short-term investments on the consolidated balance sheets. (See Note 2(x) for details)

(f)	Accounts receivable, net

Receivables on the consolidated balance sheets are stated net of allowance for doubtful accounts. Receivables with original maturities dated more than one year from the balance sheet date are classified as non-current. The Company maintains allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) then applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, the Company considers factors such as the background of the customer and its current affairs, on-going or historical disputes, litigation and going concerns.

The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors who have purchased our products under credit terms. Under these arrangements, the Company’s insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. The Company records provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After provision is made, the Company considers if an insurance receivable should be recorded. The Company records an insurance receivable only when recoveries are probable, which is when the Company has submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. The Company has historically received related insurance claims payment within 12-18 months of filing the claim.

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

Intangible assets with finite useful lives consist of tradenames, technologies, core technologies, customer relationships and lease agreement. They are carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using straight-line basis over their estimated useful lives, ranging from 1 to 20 years.

Intangible assets with infinite lives, excluding goodwill, are carried at cost and are not subject to amortization. It primarily consists of tradenames. It is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount in accordance with ASC 350, “Intangibles - Goodwill and Other” (“ASC 350”). The evaluation of indefinite-lived intangible assets for impairment involves two steps. The first step is to compare the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit is less than the carrying value, a second step is performed to determine the implied fair value of indefinite-lived intangible assets. If the implied fair value of indefinite-lived intangible assets is lower than its carrying value, an impairment charge equal to the difference is recorded. No impairments of indefinite-lived intangible assets were identified during any of the years presented.

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

In accordance with ASC 360, “Impairment or Disposal of Long-Lived Assets”, the Company evaluates the carrying value of its long-lived assets such as intangible assets subject to amortization, property, plant and equipment and land use rights whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows expected to be generated from the asset’s use and eventual disposition is less than the carrying amount of the long-lived assets, the Company would recognize an impairment loss based on the difference between the estimated fair values of the assets calculated using a discounted cash flow and the carrying amount. A non-cash impairment loss of $nil, $308 and $nil were recorded for intangible assets with finite useful lives during the years ended December 31, 2011, 2012 and 2013, respectively.

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

(m)	Treasury stock

The Company accounted for treasury stock under the cost method. At retirement, excess of the cost of treasury stock over its par value was charged entirely to additional paid-in capital. As of December 31, 2012 and 2013, the amount of treasury stock was $nil and $18,792, respectively. During the years ended December 31, 2011, 2012 and 2013, the Company retired nil share, nil share and 605,121 shares, respectively. The retirement resulted in reductions of $0.078 in common stock and $23,577 in additional paid-in capital during the year ended December 31, 2013.

(n)	Revenue recognition

The Company generates revenue from sale of medical devices. The medical devices that the Company sells include a software element which is essential to the functionality of the tangible medical devices. Therefore, revenues from the sale of medical devices are recognized when all of the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and

•	Collectability is reasonably assured.

All sales are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with general right of return except for certain direct customers which were required by applicable law and regulations, price protection or cash rebates. The sales arrangements do not include any significant post customer support services and does not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. For products sold with installation service, revenue is allocated to the products and installation service elements if the products delivered have standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. For sales of services, revenue is recognized in period in which the services were rendered.

The Company offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase history.

The Company presents revenues net of value-added tax (“VAT”). The VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounts to $60,379, $78,024 and $100,311 for the years ended December 31, 2011, 2012 and 2013, respectively, offset by a maximum rate of 14% VAT refund which the Company is entitled to for sales of products with embedded self-developed software of $21,525, $26,898 and $28,406, respectively for the years ended December 31, 2011, 2012 and 2013. The VAT refunds are recognized on an accrual basis.

(o)	Warranty provision

The Company provides a warranty provision at the time product revenue is recognized based on the historical rate of warranty services rendered. Such provision is included in cost of revenues on the consolidated statements of operations. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in accrued warranty provision which is included in other payables on the consolidated balance sheets as of December 31, 2011, 2012 and 2013 were as follows:

	December 31,
	2011	2012	2013
Balance, beginning of year	$5,822	$9,342	$11,417
Warranty liabilities assumed in connection with acquisitions	15	—	765
Provision made during the year	13,165	12,714	12,958
Settlement made during the year	(9,660)	(10,789)	(11,775)
Foreign currency translation adjustments	—	150	218

Balance, end of year	$9,342	$11,417	$13,583

(p)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues on the consolidated statements of operations. For the years ended December 31, 2011, 2012 and 2013, shipping and handling costs were $18,189, $21,230 and $24,003, respectively.

(q)	Government subsidies

Government subsidies include cash subsidies and incentives received from the PRC government as recorded by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high-technology medical products, purchase of export credit insurance as well as State and/or local government incentives which aim to encourage capital investment in high-technology industry in China, to file patent applications for new invention, to optimize their foreign trade structure and other projects that was encouraged by government from time to time. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their entitlement have been satisfied. Subsidies recognized as other income on the consolidated statements of operations were $1,960, $1,725 and $3,972 for the years ended December 31, 2011, 2012 and 2013, respectively.

(r)	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”. Software development costs are capitalized after technological feasibility is established upon completion of a working model or detailed software design specification. Once the software products become available for general releases to the public, the Company amortizes costs over the related product’s estimated economic useful life to cost of revenues ranging from 3 to 7 years. Net capitalized software development costs were included in intangible assets on the consolidated balance sheets as core technologies. Total amount capitalized during December 31, 2011, 2012 and 2013 were $14,040, $12,073 and $8,230, respectively.

Net capitalized software development costs as of December 31, 2012 and 2013 consisted of the following:

	December 31,
	2012	2013
Capitalized software development costs	$45,203	$54,548
Less: Accumulated amortization	(7,055)	(13,386)

Total net capitalized software development costs	$38,148	$41,162

Amortization expenses were $2,574, $4,189 and $6,077 for the years ended December 31, 2011, 2012 and 2013, respectively.

(s)	Research and development costs

Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. R&D costs are expensed as incurred, except for software development costs as disclosed in Note 2(r).

(t)	Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses were $1,727, $1,921 and $2,403 for the years ended December 31, 2011, 2012 and 2013, respectively, and were included in selling expenses on the consolidated statements of operations.

(u)	Staff retirement plan costs

The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred (See Note 18).

(v)	Share-based compensation

The Company accounts for share-based compensation to employees of the Company based on the fair value of the share options or restricted shares at grant date. The Company elected to use the Black-Scholes Option Pricing Model to determine the fair value of share options on the dates of grant. Restricted shares are measured based on the fair market values of the underlying stock on the dates of grant. Share-based compensation expense is recognized in accordance with ASC 718, “Compensation - Stock compensation”, using the graded vesting attribution over the vesting period when it is probable that the performance condition will be achieved.

In December 2013, the Company extended the expiration dates of certain batch of fully vested options that have not been exercised by the employees for another two years. The difference between the fair value of the modified award and the fair value of the original award (immediately before it was modified) amounted to $670 was fully charged to consolidated statements of operations at the date of modification.

(w)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(x)	Derivative instruments

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

The Company entered into various forward foreign exchange contracts to limit its exposure to fluctuation in foreign currency exchange rates during the years ended December 31, 2011, 2012 and 2013. According to ASC 815, all these forward foreign exchange contracts are not accounted for under hedge accounting. The notional amounts of these forward foreign exchange contracts were $64,624, $8,451 and $33,957 as of December 31, 2011, 2012 and 2013, respectively. These instruments are recorded at their fair value amounting to $891, $56 and $157 as of December 31, 2011, 2012 and 2013, respectively and were all included in short-term investments on the consolidated balance sheets. The Company recorded a gain on derivative instruments of $891, a loss on derivative instruments of $835 and a gain on derivative instruments of $101 during the years ended December 31, 2011, 2012 and 2013, respectively. Such gain/(loss) on derivative instruments was included in general and administrative expenses on the consolidated statements of operations.

(y)	Income taxes

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

The Company accounts for a tax benefit from an uncertain position in the financial statements only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If the recognition threshold for the tax position is met, the Company records only the portion of the tax benefit that is greater than 50 percent likely to be realized.

(z)	Basic and diluted earnings per share

Basic earnings per share is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

(aa)	Foreign currency transactions

The functional currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s foreign subsidiaries and branches primarily is the applicable local currency. All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. For the years ended December 31, 2011, 2012 and 2013, the total foreign currency exchange differences of $6,566, $976 and $8,863, respectively was included in the general and administrative expenses on the consolidated statements of operations.

Assets and liabilities of non-US dollar functional currency entities are translated into U.S. dollars using the applicable exchange rates at the balance sheet date. Items in the statements of operations are translated into U.S. dollars using the average exchange rate during the period. Equity accounts were translated at their historical exchange rates. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income on the consolidated statements of shareholders’ equity.

(bb)	Comprehensive income

Comprehensive income is defined to include all changes in equity during a period from transactions and other events and circumstances from non-owner sources. During the years presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented on the consolidated statements of comprehensive income.

(cc)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash, restricted investments, short-term investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables, purchase consideration payable, income tax payable and other taxes payable approximate their fair values due to the short-term nature of these instruments. The carrying amounts of long-term bank loans also approximates its fair value as the interest rate on the debt is close to prevailing market rate as of December 31, 2012 and 2013.

(dd)	Fair value measurement

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

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements Using
	Total Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2012
Cash and cash equivalents	$247,859	$247,859	$—	$—
Restricted cash	7,246	7,246	—	—
Restricted investment	14,282	—	14,282	—
Short-term investments	615,003	—	615,003	—
Long-term bank loan	50,039	—	50,039	—
Forward foreign exchange contracts	56	—	56	—

As of December 31, 2013
Cash and cash equivalents	$385,224	$385,224	$—	$—
Restricted cash	759	759	—	—
Restricted cash, non-current	17,453	17,453	—	—
Short-term investments	847,041	—	847,041	—
Long-term bank loans	215,703	—	215,703	—
Forward foreign exchange contracts	157	—	157	—

(ee)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and restricted investments, short-term investments, derivative instruments and accounts receivable.

The Company places its cash and cash equivalents and restricted cash with high-credit quality financial institutions and a significant portion of them is placed with financial institutions in the PRC, Hong Kong and Singapore. The Company’s short-term investments and restricted investment of the Company are primarily with 100% capital protection by high-credit quality financial institutions in the PRC.

The derivative instruments expose the Company to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting its counterparties to high-credit quality financial institutions in the PRC and Hong Kong. Although there is no official deposit insurance program or any agency similar to the Federal Deposit Insurance Corporation (FDIC) in the PRC, the Company believes that the risk of failure of any of these PRC banks and Hong Kong banks is remote and no significant credit risks exist.

Accounts receivable are typically unsecured and are derived from revenues earned from customers. The Company generally requires upfront payment or a significant installment prior to delivery of their products and performs ongoing credit evaluation of its customers. The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to our international distributors as disclosed in Note2 (f). In addition, no one customer accounts for 2% or more of the Company’s total net revenues during the years presented. The Company believes that no significant credit risk exists as credit loss.

(ff)	Recently issued accounting standards

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

For public entities, this ASU is effective prospectively for reporting periods beginning after December 15, 2012. The Company adopted the ASU in fiscal year 2013. The adoption does not have a significant impact on the Company’s consolidated financial statements.

In July 2013, the FASB issued an Accounting Standard Update (ASU 2013-11) which requires unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt the ASU in fiscal year 2014, if applicable. The Company does not expect the adoption to have a significant impact on its consolidated financial statements.

3	Subsidiaries

Details of the Company’s principal consolidated subsidiaries as of December 31, 2013 were as follows:

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.99%	Manufacturing and sales of medical equipments, research and development of related products and investment holding

Shenzhen Mindray Investment & Development Co., Ltd.	PRC	100%	Investment holding

Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Manufacturing and sales of medical equipments and research and development of related products

Shenzhen Mindray Software Technology Co., Ltd.	PRC	100%	Development and sale of software applications

Shen Mindray (Beijing) Medical Technology Co., Ltd.*	PRC	100%	Research and development of medical equipments and related products

Xi’an Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipments and related products

Chengdu Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipments and related products

Shanghai Medical Optical Instruments Factory Co., Ltd	PRC	100%	Manufacturing and sales of medical equipments and research and development of related products

Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipments and related products

Zhejiang Greenlander Info. Tech Co., Ltd	PRC	60%	Manufacturing and sales of medical equipments and research and development of related products

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Hangzhou Optcla Medical Instrument Co., Ltd	PRC	60%	Manufacturing and sales of medical equipments and research and development of related products

Shenzhen Shenke Medical Instrument Technical Development Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products

Suzhou Hyssen Electronic Technology Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products

Hunan Changsha Tiandiren Biotech Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products

Wuhan Dragonbio Surgical Implant Co., Ltd	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products

Beijing Precil Instrument Co., Ltd.*	PRC	51%	Manufacturing and sales of medical equipments and research and development of related products

MR Holdings (HK) Limited	Hong Kong	100%	Investment holding

MR Investments (HK) Limited	Hong Kong	100%	Sales and marketing of medical equipment and investment holding

Mindray Global Limited	BVI	100%	Investment holding

Mindray Research and Development Limited	BVI	100%	Investment holding

Mindray DS USA Inc.	United States	100%	Sales and marketing of medical equipment and research and development of related products

ZONARE Medical Systems, Inc.*	United States	100%	Manufacturing and sales of medical equipments and research and development of related products

Zenith Medical Systems Canada Ltd.*	Canada	100%	Sales and marketing of medical equipment

Zenith Medical Systems Brazil*	Brazil	100%	Sales and marketing of medical equipment

Zenith Medical Systems UK Ltd.*	United Kingdom	100%	Sales and marketing of medical equipment

Zenith Medicinska Systems, AB*	Sweden	100%	Sales and marketing of medical equipment
Zenith Medical Systems, GMBH*	Germany	65%	Sales and marketing of medical equipment

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment

Mindray Medical Sweden AB	Sweden	100%	Sales of medical equipments and research and development of related products

Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment

Mindray Medical France SARL	France	100%	Sales and marketing of medical equipment

Facai Immobilier	France	100%	Property holding

Mindray Medical Germany GmbH	Germany	100%	Sales and marketing of medical equipment

Mindray Medical Italy S.r.l.	Italy	100%	Sales and marketing of medical equipment

Mindray Medical Netherlands B.V.	The Netherlands	100%	Sales and marketing of medical equipment and investment holding

Mindray Medical Espana S.L.	Spain	100%	Sales and marketing of medical equipment

Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Sales and marketing of medical equipment

Mindray - Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Marketing of medical equipments

Mindray Medical Colombia S.A.S	Colombia	100%	Sales and marketing of medical equipment

Mindray Medical Rus Limited	Russia	100%	Sales and marketing of medical equipment

Mindray Investments Singapore Pte. Ltd.	Singapore	100%	Investment holding

Mindray Medical India Private Limited	India	100%	Sales and marketing of medical equipment

PT Mindray Medical Indonesia	Indonesia	100%	Sales and marketing of medical equipment

Mindray Medical Thailand Limited	Thailand	100%	Sales and marketing of medical equipment

Mindray Medical Vietnam Company Limited	Vietnam	100%	Sales and marketing of medical equipment

Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Sales and marketing of medical equipment

Mindray Medical Egypt Limited	Egypt	100%	Marketing of medical equipment

Mindray Medical (M) Sdn.Bhd.*	Malaysia	100%	Marketing of medical equipment

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Mindray Medical Peru, SAC*	Peru	100%	Marketing of medical equipment

Mindray Bio-Medical Electronics Nigeria limited*	Nigeria	100%	Marketing of medical equipment

Mindray Bio-Medical Venezuela C.A.*	Venezuela	100%	Marketing of medical equipment

Mindray Medical Panama S.DE R.L.*	Panama	100%	Marketing of medical equipment

Mindray Medical Australia (Holdings) Pty Ltd.*	Australia	100%	Investment holding

Mindray Medical Australia Pty Ltd.*	Australia	100%	Sales and marketing of medical equipment

Remarks*: Subsidiaries that were acquired or set up in 2013.

4	Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2012	2013
Accounts receivable	$203,907	$236,188
Less: allowance for doubtful debts	(16,034)	(14,571)

Total accounts receivable, net	187,873	221,617
Less: non-current portion	(2,172)	(1,389)

Current portion	$185,701	$220,228

Movements in allowance for doubtful accounts were as follows:

	December 31,
	2011	2012	2013
Balance at beginning of year	$7,821	$7,787	$16,034
(Recovery) allowance made during the year	(34)	9,572	(940)
Foreign currency translation adjustments	—	(1,325)	(523)

Balance at end of year	$7,787	$16,034	$14,571

5	Inventories

Inventories consisted of the following:

	December 31,
	2012	2013
Raw materials	$46,589	$51,762
Work-in-progress	31,896	35,821
Finished goods	31,614	51,225

Total inventories	$110,099	$138,808

During the years ended December 31, 2011, 2012, and 2013, the Company recorded inventories write-down of $3,105, $2,609 and $2,154, respectively, to their net realizable value.

6	Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2012	2013
Land	$4,504	$4,550
Buildings and leasehold improvements	211,203	238,227
Plant and machinery	42,270	55,123
Electronic equipment, furniture and fixtures	102,115	124,378
Motor vehicles	2,809	2,795

Total cost	362,901	425,073
Less: Accumulated depreciation and amortization	(122,233)	(161,516)

	240,668	263,557
Construction in progress	27,342	61,153

Total property, plant and equipment, net	$268,010	$324,710

Depreciation expenses were $23,215, $28,043 and $33,499 for the years ended December 31, 2011, 2012, and 2013, respectively.

7	Land use rights, net

The Company’s interests in land use rights represent prepaid operating lease payments and their net book value was analyzed as follows:

	December 31,
	2012	2013
Land use rights	$61,045	$65,038
Less: Accumulated amortization	(4,124)	(5,575)

Total land use rights, net	$56,921	$59,463

Amortization expenses were $1,093, $1,246 and $1,338 for the years ended December 31, 2011, 2012 and 2013, respectively.

8	Intangible assets, net

Intangible assets, net consisted of the following:

		December 31, 2012				December 31, 2013
	Range of Useful Lives	Gross Carrying Amount	Accumulated Amortization	Provision for Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Provision for Impairment	Net Carrying Amount
Tradenames	5-20 years	$16,447	$(998)	$—	$15,449	$17,598	$(2,029)	$—	$15,569
Technologies	1-15 years	58,579	(26,332)	(308)	31,939	100,872	(29,568)	(311)	70,993
Core technologies	3-7 years	45,203	(7,055)	—	38,148	54,548	(13,386)	—	41,162
Customer relationships	3-12 years	51,895	(12,812)	—	39,083	63,800	(18,552)	—	45,248
Lease agreement	5 year	—	—	—	—	283	(57)	—	226
Other intangible assets	Indefinite	7,715	—	—	7,715	7,879	—	—	7,879

Total		$179,839	$(47,197)	$(308)	$132,334	$244,980	$(63,592)	$(311)	$181,077

Amortization expense was $9,568, $13,115 and $19,741 for the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, estimated aggregate amortization expense for each of the next five years ending December 31, is as follows:

2014	$25,751
2015	23,862
2016	21,759
2017	16,856
2018	14,775
2019 and thereafter	70,195

$173,198

9	Goodwill

Movements in goodwill were as follows:

	Patient Monitoring and Life Support Devices	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Balance as of December 31, 2011	$111,869	$11,164	$5,504	$303	$128,840
Goodwill arising from acquisitions during the year	—	640	—	32,343	32,983
Foreign currency translation adjustments	206	165	81	741	1,193

Balance as of December 31, 2012	$112,075	$11,969	$5,585	$33,387	$163,016
Goodwill arising from acquisitions during the year	1,807	5,417	70,694	—	77,918
Foreign currency translation adjustments	344	394	141	663	1,542

Balance as of December 31, 2013	$114,226	$17,780	$76,420	$34,050	$242,476

10	Bank Loans

Summarized below were bank loans as of December 31, 2012 and 2013:

	December 31,
	2012	2013
Bank of China Limited, New York Branch	$50,000	$50,000
Bank of China (Hong Kong) Limited	85,139	150,703
Nanyang Commercial Bank, Ltd.	—	80,000
Hongkong and Shanghai Banking Corporation Limited	—	195,000

Total bank loans	135,139	475,703
Less: non-current portion	(50,039)	(215,703)

Current portion	$85,100	$260,000

On April 26, 2011, the Company, through its Hong Kong subsidiary, entered into a two-year term loan in the aggregate principal amount of $35,000 to finance its fiscal year 2010 dividend payment. The loan bears an interest at 2.1% over LIBOR per annum and its arrangement fee amounted to $70. Such loan was classified as current loan as of December 31, 2012 and was fully settled in 2013.

On July 18, 2011, the Company, through its US subsidiary, entered into a one-year revolving credit facility for an amount of $50,000 to finance its working capital requirements. The facility was fully drawn on

July 22, 2011 and bears an interest at 1.8% over LIBOR per annum. It was rolled over in July 2012 and July 2013 with interest rate increased to , 2.0% over LIBOR per annum and decreased to 1.1% over LIBOR per annum, respectively. Accordingly, the loan was classified as current loan as of December 31, 2012 and 2013. The loan was secured by standby letters of credits with an aggregate amount of not less than $50,000 issued by Bank of China, Shenzhen Branch, which is procured by its PRC subsidiary, in favor of the lender.

On March 23, 2012, the Company, through its Hong Kong subsidiary, entered into a two-year term loan in the aggregate principal amount of $50,000 to finance its fiscal year 2011 dividend payment. The loan bears an interest at 3.55% over LIBOR per annum and its arrangement fee amounted to $250. As of December 31, 2012 and 2013, the loan was classified as non-current loan and current loan, respectively.

On May 22, 2012, the Company, through its Hong Kong subsidiary, drew down an aggregate principal amount of $2,000 from its existing revolving credit facilities to finance its working capital requirements. The revolving loan bears an interest at a 1.4% over LIBOR per annum. On November 23, 2012, such loan was fully repaid.

On March 7, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term US$ denominated loan in an aggregate principal amount of $60,000 to finance its fiscal year 2012 dividend payment. The loan bears an interest at 1.85% over LIBOR per annum and its arrangement fee amounted to $895. Subsequently on September 13, 2013, $33,718 of the term loan is converted to Euro drawings of €25,000. Both Euro and US$ denominated term loans are due on March 8, 2016. The Euro denominated portion carries interest at 3-month EURIBOR plus 2.5%. As of December 31, 2013, the loan was classified as non-current loan.

On March 25, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term loan in an aggregate principal amount of $35,000 to repay the abovementioned $35,000 loan due in 2013. The loan bears an interest rate at 1.6% over LIBOR per annum and its arrangement fee amounted to $630. As of December 31, 2013, the loan was classified as non-current loan.

On June 10, 2013 and June 13, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term loan in an aggregate principal amount of $40,000 and of $80,000 with two individual banks to finance its acquisition of ZONARE Medical Systems, Inc. (“ZONARE”) and provision of working capital to ZONARE. The loan bears an interest rate at 1.30% over LIBOR per annum and its aggregate arrangement fee amounted to $1,440. As of December 31, 2013, the loan was classified as non-current loan.

On October 28, 2013, the Company, through its Hong Kong subsidiary, entered into a half-year term loan in an aggregate principal amount of $160,000 to finance its share repurchase program launched in 2013. (See Note 13 for details). The loan bears an interest at 1% over LIBOR per annum and its arrangement fee amounted to $320. As of December 31, 2013, the loan was classified as current loan.

All the above financing arrangement does not require pledging any assets of the Company. There is a an aggregate compensating balance arrangement of $89,250 and $241,500 as of December 31, 2012 and 2013, respectively on certain of the Company’s RMB denominated cash and cash equivalents and RMB denominated financial products in relation to those loans borrowed from Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd. Their drawings are made available to the Company against RMB denominated deposit and /or RMB denominated financial products for an amount of not less than 105% of the drawing amount having been deposited by its PRC subsidiary with a PRC affiliate of Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd. The Company is subject to review by the relevant bank with respect to maintenance of the aggregated compensating balances at each month end. The Company has no legal restriction on the withdrawal of these deposits and financial products. During the years ended December 31, 2012 and 2013, the maximum balance of compensating balance arrangement were $89,250 and $241,500, respectively.

The weighted average interest rate for bank loans outstanding as of December 31, 2012 and 2013 was 3.02% and 1.86%, respectively.

11	Notes payable

	December 31,
	2012	2013
Notes payable	$8,697	$10,945

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

12	Other payables

Other payables consisted of the following:

	December 31,
	2012	2013
Accrued tender expenses	$6,750	$6,863
Accrued construction costs	9,180	9,728
Accrued operating expenses	28,007	32,078
Accrued professional fees	10,297	7,197
Accrued dispute charges	9,700	9,700
Deferred income from government subsidies	17,647	19,806
Guarantee deposits from distributors	11,172	13,731
Accrued interest expenses	698	1,325
Accrued warranty provision	11,417	13,583
Accrued sales incentives	2,428	3,783
Others	1,232	1,157

	$108,528	$118,951

13	Share Repurchase

In November 2011, the Company approved a share repurchase program (“2011 Program”), under which the Company was authorized to repurchase up to $100 million worth of its issued and outstanding ordinary American Depositary Shares (“ADSs”) on the NYSE Euronext at prevailing market prices from time to time during the period from November 2011 to December 2012 in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended (“Rule 10b-18”).

In November 2013, the Company approved a share repurchase program (“2013 Program”), under which the Company is authorized to repurchase up to $200 million worth of its issued and outstanding ordinary ADSs on the NYSE Euronext at prevailing market prices from time to time during the period from November 2013 to July 2014 in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with Rule 10b-18. In March 2014, the Company subsequently approved to increase the size of 2013 Program from $200 million to $300 million.

The purpose of the above share repurchase program is to deliver value to the shareholders of the Company. Repurchases will be made at management’s discretion, subject to restrictions on price, volume, and timing.

The timing and extent of any purchases will depend upon market conditions and the trading price of its ADSs, as well as other factors. The repurchase program does not obligate the Company to make repurchases at any specific time or situation.

For 2011 Program, the Company repurchased an aggregate amount of 387,454 of its outstanding shares of ADS at a consideration of $10,160 and nil ADS in 2011 and 2012, respectively. All these repurchased ADS were reissued through the exercise of share options or the grants of restricted shares units (“RSU”) during 2012. Accordingly, the treasury stock was $10,160 and $nil as of December 31, 2011 and 2012, respectively.

For 2013 Program, the Company repurchased 1,111,664 of its outstanding shares of ADSs at a consideration of $42,369 and retired 605,121 shares in 2013, resulting in reductions of $0.078 in common stock and $23,577 in additional paid-in capital as of December 31, 2013. As of December 31, 2013, the amount of treasury stock was $18,792.

14	Dividends

The Company declared and distributed dividends of $34,522, $46,401 and $59,070 to its shareholders during the years ended December 31, 2011, 2012 and 2013, respectively.

Pursuant to certain provisions as specified in the bank loan agreements as entered into by the Company, there is loan covenant which restricts the Company from declaring dividend over 40% of its net profit in each year.

15	Share-based compensation plan

The 2006 Employee Share Incentive Plan was adopted by the Company’s board of directors in February 2006 and was subsequently amended by the Amended and Restated 2006 Employee Share Incentive Plan (the “Plan”) in September, 2006. The Plan is intended to promote the Company’s success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers and employees.

Under the Plan, the Company will issue share options or restricted shares to participants and is limited to issuing awards exercisable for or representing in the aggregate no more than 21,000,000 Class A ordinary shares. The Plan will terminate in 2016.

(a)	Share Options

On March 6, 2009, the Company granted 27,500 options with an exercise price of $18.34 under the Plan. These stock options are subject to graded vesting with approximately 20% of the options vesting each year over a five-year period, with its first vesting on December 31, 2009.

On March 11, 2009, the Company’s board of directors authorized an option exchange program for certain options granted under the Plan. Under the terms of the exchange, participants were able to tender vested and unvested outstanding options to purchase Class A ordinary shares of the Company which have an exercise price greater than $24.00 per share in exchange for a lower number of newly granted options. The exercise price of the new options will be the closing price of the Company’s common stock on the New York Stock Exchange on the exchange date. The offer expired on March 15, 2009. The replacement options were granted on March 16, 2009. The option exchange has resulted in an increase in the fair value of the options granted under the plan by $2.3 million, which is charged to the consolidated statements of operations over the remaining vesting periods of the respective share options.

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

The Company did not grant any share options during the years ended December 31, 2011, 2012 and 2013. In December 2013, the Company extended the expiration dates of certain batches of outstanding vested options that have not been exercised by the employees for another two years. The aggregate number of these outstanding vested options is 1,548,502. The difference between the fair value of the modified options and the fair value of the original options (immediately before it was modified) amounting to $670 was fully charged to the consolidated statements of operations at the date of modification.

The Company used the Black-Scholes option pricing model to estimate the fair value of the modified award options and original options (immediately before it was modified) on grant date with the following weighted-average assumptions:

Options	Modified Options	Original Options
Risk-free interest rate	0.78%	0.12%
Expected life	2.58 years	0.58 year
Assumed volatility	50.49%	23.89%
Expected dividends	1.38%	1.38%
Fair value on grant date	$26.89	$26.48

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of the Company’s own historical volatility. The expected term has been ascertained based on contractual terms. The risk free interest rate is based on the U.S. treasury yield rate with maturities similar to those of the expected term of the award.

A summary of the activities of share options under the Plan for the year ended December 31, 2013 is presented below:

	Options	Weighted Average Exercise Price
Outstanding as of December 31, 2012	3,539,726	$11.75
Exercised	(1,547,275)	10.40
Forfeited	(22,843)	32.05

Outstanding as of December 31, 2013	1,969,608	$12.57

The total intrinsic value of share options exercised during the years ended December 31, 2011, 2012 and 2013 was $12,820, $32,594 and $40,168, respectively. The total intrinsic value of exercisable share options was $67,990, $73,943 and $46,903 as of December 31, 2011, 2012 and 2013, respectively. The total intrinsic value of the outstanding share options was $70,191, $74,266 and $46,903 as of December 31, 2011, 2012 and 2013, respectively.

Cash received from exercise of options under all share-based payment arrangements for the years ended December 31, 2011, 2012 and 2013 was $7,121, $24,593 and $16,091, respectively.

As of December 31, 2013, the total unrecognized compensation cost related to non-vested share options granted under the Plan was $nil.

The following table summarizes information about share options issued under the Plan described above that are outstanding and exercisable as of December 31, 2013:

	Options Outstanding				Options Exercisable
Range of exercise price	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
$5.00	295,363	$5.00	2.15	$9,263	295,363	$5.00	2.15	$9,263
$11.00 - $18.34	1,263,806	11.03	2.69	32,010	1,263,806	11.03	2.69	32,010
$20.50 - $29.30	394,132	22.07	1.69	5,630	394,132	22.07	1.69	5,630
$32.54 - $40.2	16,307	38.80	1.78	—	16,307	38.80	1.78	—

Total	$1,969,608	$12.57	2.40	$46,903	1,969,608	$12.57	2.40	$46,903

As of December 31, 2013, share options vested and expected to vest totaled approximately 2.0 million shares, with a weighted-average remaining contractual life of 2.4 years and a weighted-average exercise price of $12.57 per share and an aggregated intrinsic value of $46,903.

(b)	Restricted Shares Units (“RSU”)

A summary of the activities of the Company’s non-vested RSU under the Plan for the year ended December 31, 2013, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2012	855,755	$29.47
Granted	535,875	36.68
Vested	(458,295)	29.76
Forfeited	(81,510)	32.31

Non-vested as of December 31, 2013	851,825	$33.58

The total fair value of RSU vested during the years ended December 31, 2011, 2012 and 2013 was $4,886, $9,563 and $14,278, respectively.

As of December 31, 2013, there was $17,743 total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.86 years.

16	Basic and diluted earnings per share

The Company is authorized to issue up to 4,000,000,000 Class A ordinary shares and up to 1,000,000,000 Class B ordinary shares, both with par value of HK$0.001 per share. Each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes. Both Class A and Class B ordinary shares are entitled to receive dividends whenever funds are legally available and declared by the Board of Directors of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights. Accordingly, their earnings per share are the same. As of December 31, 2013, there were 89,208,530 Class A ordinary shares and 29,119,907 Class B ordinary shares issued and outstanding. The Company refers to Class A and Class B ordinary shares as ordinary shares throughout the notes to these financial statements, unless otherwise noted.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
	2011	2012	2013
Basic earnings per share:
Numerator
Net income attributable to Mindray shareholders	$166,629	$180,209	$224,754
Denominator
Weighted-average ordinary shares outstanding, basic	115,254,095	116,749,213	117,705,414
Basic earnings per share	$1.45	$1.54	$1.91

Diluted earnings per share:
Numerator
Net income attributable to Mindray shareholders	$166,629	$180,209	$224,754
Denominator
Weighted-average ordinary shares outstanding, basic	115,254,095	116,749,213	117,705,414
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	3,195,756	3,065,791	2,346,221

Weighted-average ordinary shares outstanding, diluted	118,449,851	119,815,004	120,051,635
Diluted earnings per share	$1.41	$1.50	$1.87

Share options with anti-dilutive effect were excluded in the computation of diluted earnings per share. As of December 31, 2011, 2012 and 2013, the number of ordinary shares to be purchased under those share options with anti-dilutive effect were 109,439, 38,807 and nil, respectively.

17	Other income, net

Other income, net consisted of the following:

	Years Ended December 31,
	2011	2012	2013
Government and other subsidies	$1,960	$1,725	$3,972
Others, net	1,148	(106)	(91)

Other income, net	$3,108	$1,619	$3,881

18	Staff retirement plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. Other than these contributions, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $8,786, $10,005 and $ 13,701 for the years ended December 31, 2011, 2012 and 2013, respectively. The cost of the Company’s contributions to the defined contribution plan outside the PRC amounted to $3,254, $3,795 and $4,034 for the years ended December 31, 2011, 2012 and 2013, respectively.

19	Income taxes

The components of income before income tax expenses were as follows:

	Years Ended December 31,
	2011	2012	2013
China	$213,272	$285,595	$299,236
Non-China*	(23,700)	(65,944)	(54,429)

Total	$189,572	$219,651	$244,807

The provision for income taxes consists of the following:

	Years Ended December 31,
	2011	2012	2013
Current:
China	$19,637	$37,540	$12,389
Non-China*	337	(144)	855

Total	$19,974	$37,396	$13,244
Deferred:
China	$(2,206)	$(3,367)	$599
Non-China*	4,879	3,340	417

Total	2,673	(27)	1,016

Total provision for income taxes	$22,647	$37,369	$14,260

Remarks*:	The financial figures are presented on entity level and only consider subsidiaries incorporated outside China.

Mindray International is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under current Cayman Islands law.

The Company conducts substantial business through Shenzhen Mindray Bio-Medical Electronics Co., Ltd (“Shenzhen Mindray”) which was determined as “New and Hi-Tech Enterprises” (“NHTE”) in October 2008 and was therefore eligible to a preferential enterprise income tax (EIT) of 15% through the end of 2013. The continued qualification for NHTE will still be subject to review by the relevant government authority in the PRC. Shenzhen Mindray is currently applying renewal of its NHTE status.

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years from 2009 through 2014, which allows Shenzhen Mindray to enjoy a unified 10% EIT rate for these years under the tax policies for software and integrated circuit industries. Currently, the Nationwide Key Software Enterprise status is granted every two years by the relevant government authority in the PRC. Shenzhen Mindray may not be granted this status for any future years. The tax benefits were recognized in the year the status was granted to Shenzhen Mindray.

A summary of tax benefits from “Nationwide Key Software Enterprise” status is presented as below:

	Years Ended December 31,
	2011	2012	2013
2010 Tax benefits	$7,561	$—	$—
2011 Tax benefits	—	—	7,923
2012 Tax benefits	—	—	11,451
2013 Tax benefits	—	—	7,399

Total tax benefits	$7,561	$—	$26,773

Shenzhen Mindray Software Technology Co., Ltd (“Shenzhen Mindray Software”) was established in 2011 and is engaged in the development and sales of software applications to Shenzhen Mindray. It started to make profit in 2013 and therefore is entitled to a tax holiday under the EIT law which provided an EIT exemption from 2013 to 2014, and the 50% tax reduction from 2015 through 2017. It was also determined as NHTE from 2013 to 2015.

Mindray DS USA Inc. (“Mindray DS USA”) and ZONARE Medical Systems, Inc. (“ZONARE”) are companies incorporated in Delaware, United States of America and are currently subject to federal tax and state tax. The combined tax rate of Mindray DS USA and ZONARE is 40.2% and 38.9%, respectively. The Federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Components of deferred tax assets and liabilities were as follows:

	December 31,
	2012	2013
Deferred tax assets are analyzed as:
Accrued compensation	$473	$197
Acquired intangible assets	6,049	6,747
Bad debt provision	3,418	3,872
Depreciation of property, plant and equipment	1,135	1,551
Government subsidies	2,393	2,720
Inventory write-down	1,096	1,546
Sales incentive and warranty accruals	2,315	2,535
Tax losses	40,180	48,772
Research & experimentation tax credits	878	1,420
Others	390	(260)
Valuation allowance	(51,884)	(59,515)

Net deferred tax assets	$6,443	$9,585

Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(23,369)	$(42,812)
Undistributed earnings that may be distributed by the PRC subsidiaries	—	(3,000)

Total	$(16,926)	$(36,227)

	December 31,
	2012	2013
Deferred tax assets are analyzed as:
Current	$6,443	$9,585

Deferred tax liabilities are analyzed as:
Non-current	(23,369)	(45,812)

Total	$(16,926)	$(36,227)

The EIT law in the PRC imposes a 10% withholding income tax (“WHT”) for dividends declared out of the post-January 1, 2008 earnings by a foreign-invested enterprise (“FIE”) to its immediate holding company outside China. However, any dividends declared out of pre-January 1, 2008 earnings are not subject to any WHT. For certain jurisdictions, such as Hong Kong, which has signed tax treaties with China, the WHT rate may be reduced to 5% if they declare dividends out of post-January 1, 2008 earnings and such Hong Kong holding company was considered as beneficial owner of such dividends.

Certain amounts of undistributed earnings of the Company’s PRC subsidiary as of December 31, 2013 may be distributed to its immediate parent companies, i.e. our Hong Kong subsidiaries in the future. Accordingly, a deferred tax liability for income taxes of $3.0 million on this portion of the undistributed earnings has been recorded as of December 31, 2013. No deferred tax liabilities for income taxes on the remaining undistributed earnings of the Company’s PRC subsidiaries are recorded as the Company intends to permanently reinvest such remaining undistributed earnings in the PRC. The total amount of undistributed earnings of the Company’s PRC subsidiaries that the Company intends to permanently reinvest in the PRC was $993,476 and $1,177,764 as of December 31, 2012 and 2013, respectively and the amount of the unrecognized deferred tax liability on these permanently reinvested earnings was $55,933 and $66,296 as of December 31, 2012 and 2013, respectively.

As of December 31, 2013, the Company had net operating loss carryforwards of $251,513 that can be used against future tax income, out of which $92,789 and $123,124 is in relation to Mindray DS USA and ZONARE respectively. ZONARE’s net operating loss carryforwards may be subject to further review due to loss limitation rules in the United States. The net operating loss carryforwards in relation to Mindray DS USA and ZONARE Medical Systems will expire in 2029-2033 and 2018-2033 if not utilized, while the net operating loss carryforwards for other subsidiaries are subject to different expiry dates.

As the Company operates through multiple subsidiaries, the valuation allowance is considered on an individual subsidiary basis. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets within those loss jurisdictions will not be realized. The Company recorded a valuation allowance of $51,884 and $59,515 for those deferred tax assets that do not meet likely than not threshold as of December 31, 2012 and 2013.

Movements in valuation allowance were as follows:

	December 31,
	2011	2012	2013
Balance, beginning of year	$29,132	$36,945	$51,884
Current year addition	7,813	14,939	7,631

Balance, end of year	$36,945	$51,884	$59,515

Reconciliation of provision for income taxes to the amount computed by applying the current tax rate to the income before income taxes and non-controlling interests on the consolidated statements of operations is as follows:

	Years Ended December 31,
	2011	2012	2013
Income before income taxes and non-controlling interests	$189,572	$219,651	$244,807
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	32,196	36,809	44,435
Effect of net income for which no income tax benefit/expense is receivable/payable	1,252	(929)	(3,993)
Effect of foreign income tax rate	(10,392)	(5,192)	(1,286)
Change in PRC income tax rate	(124)	(68)	(35)
Employee share-based compensation expense	1,909	1,833	334
(Non-taxable) taxable VAT refunds	(3,303)	(3,853)	9,415
Additional deduction on research and development expense	(5,109)	(5,958)	(8,565)
Over provision of income taxes in prior years	(1,595)	(212)	(2,159)
Effect of tax holiday	—	—	(7,744)
Effect of income tax benefits	—	—	(26,773)
Effect of deferred tax liabilities on undistributed earnings that may be distributed by the PRC subsidiaries	—	—	3,000
Change in valuation allowance	7,813	14,939	7,631

Total provision for income taxes	$22,647	$37,369	$14,260

The additional tax that would otherwise have been payable without tax holidays amounted to approximately $nil, $nil and $7,744 in 2011, 2012 and 2013, respectively, representing a reduction in basic earnings per share of $nil, $nil and $0.07 in 2011, 2012 and 2013, respectively, or a reduction in diluted earnings per share of $nil, $nil and $0.06 in 2011, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, we had $5.5 million and $3.7 million of unrecognized tax benefits, respectively, included in our current tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	December 31,
	2012	2013
Unrecognized tax benefits beginning balance	$3,651	$5,484
Gross decrease - tax positions in prior year	—	(1,226)
Gross increase (decrease) current period tax positions	1,833	(599)

Unrecognized tax benefits ending balance	$5,484	$3,659

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

The Company recorded interest and penalties related to income tax matters in provision for income taxes on consolidated statements of operations. As of December 31, 2012 and 2013, the amount of interest and penalties related to uncertain tax positions are immaterial.

20	Acquisitions

The Company accounted for its acquisitions in accordance with ASC 805, “Business Combination” (“ASC 805”). The results of the acquirees’ operations have been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entities over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes. The fair value of the acquired entities consists of purchase price and the fair value of non-controlling interests which is measured based on fair value method in accordance with ASC 805 by grossing up the fair value of the controlling interests and taking into consideration control premium discount.

The following table summarizes acquisitions completed during the years ended December 31, 2011, 2012 and 2013:

	Purchase Price	Goodwill	Amortizable Intangibles
2011
All Acquisitions	$9,413	$12,025	$3,716
2012
Dragonbio	35,263	20,545	35,153
Other acquisitions	21,025	12,438	13,248
2013
ZONARE	101,105	70,694	49,100
Other acquisitions	11,284	7,224	8,840

(a)	Transactions completed in 2011

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

The total purchase consideration for acquisition of 51% equity interest of Shenke and Hyssen amounted to $10,208, which includes $9,413 payable to original shareholders and $795 capital contribution as of December 31, 2011. In Shenke’s acquisition, the total purchase consideration includes an $872 contingent payment which depend upon Shenke meeting certain sales target in 2011. In 2012, there was an adjustment to purchase consideration in an aggregate amount of RMB959 (equivalent to $152) which was recognized as other expenses on the consolidated statements of operations. As of December 31, 2011 and 2012, the purchase consideration payable was $2,142 and $402. The purchase consideration payable was settled in various periods throughout 2011 to 2013.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$4,212
Property, plant, and equipment	244
Intangible assets	3,716
Goodwill	12,025

Total assets acquired	20,197
Current liabilities	(2,011)
Deferred tax liabilities	(926)

Net assets acquired	17,260
Non-controlling interests	(7,847)

Total purchase consideration	$9,413
Less: Purchase consideration payable	(2,142)
Less: Cash acquired	(741)

Total purchase consideration, net of purchase consideration payable and cash acquired	$6,530

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

For all acquisitions completed during the year ended December 31, 2011, the overall weighted-average useful lives of total acquired intangible assets were 10 years.

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

The total consideration for 51% equity interest of Dragonbio amounted to $35,263, which is subject to downward adjustments depending upon Dragonbio meeting its audited sales target in 2012. As of December 31, 2012, management estimated that no adjustments were required to the consideration amounts based on actual unaudited 2012 results. As of December 31, 2012, the purchase consideration payable was $14,402, of which $14,282 is placed under an escrow account and is classified as restricted investment. Such payable was settled in 2013 and there is no adjustment to consideration amounts.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition.

Current assets	$9,557
Property, plant, and equipment	2,185
Intangible assets	35,153
Land use rights	1,436
Goodwill	20,545

Total assets acquired	68,876
Current liabilities	(3,030)
Deferred tax liabilities	(5,274)

Net assets acquired	60,572
Non-controlling interests	(25,309)

Total purchase consideration	35,263
Less: Purchase consideration payable	(14,106)
Less: Cash acquired	(1,817)

Total purchase consideration, net of purchase consideration payable and cash acquired	$19,340

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

In 2012, the Company, through one of its PRC subsidiaries, completed the acquisitions for four other PRC entities, namely, (1) Zhejiang Greenlander Information Technology Co., Ltd (‘Greenlander’), a healthcare IT solutions provider specializing in Picture Archiving & Communication System (‘PACS’) and Radiology Information System (‘RIS’); (2) Hunan Changsha Tiandiren Biotech (‘Tiandiren’), a provider of microbiology analysis solutions; (3) Hangzhou Optcla Medical Instrument Co., Ltd (‘Optcla’), a provider of rigid endoscopes and related surgical instruments and consumables; and (4) Shanghai Medical Optical Instrument Co., Ltd (‘SMOIF’), a provider of flexible endoscopes and related surgical instruments. The acquired % equity interest for these four acquirees were 54.3%, 51.0%, 57.7% and 100%, respectively. The Company expects to benefit from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquirees’ technology and expertise in their respective areas.

The total purchase consideration for the above four other PRC entities was $21,025, $2,802 of which relating to the acquisition of one of the entities is subject to downward adjustments depending upon the entity meeting its audited net profit target in 2012. As of December 31, 2012, management estimated that no adjustments were required to the consideration amounts based on actual unaudited 2012 results of such entity. During the year ended December 31, 2013, there was an adjustment to purchase consideration amounted to RMB295 (equivalent to $48) which was recognized as other expenses on the consolidated statements of operations.

Subsequent to the completion of the acquisition, the Company, through one of its PRC subsidiaries, further injected capital in an aggregate amount of RMB11,000 (equivalent to $1,750) to increase its equity interest on Greenlander and Optcla up to 60%, with a corresponding increase in non-controlling interests of $623. An additional RMB6,500 (equivalent to $1,033) was further injected to Tiandiren based on their respective equity interest, by the Company through one of its PRC subsidiaries and its non-controlling interest, of $527 and $506, respectively.

As of December 31, 2012 and 2013, the total purchase consideration payable was $5,550, of which $1,779 is placed under an escrow account and is classified as restricted cash, and $213, respectively. The outstanding purchase consideration payable was expected to be settled in 2014.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$6,334
Property, plant, and equipment	1,239
Intangible assets	13,248
Goodwill	12,438

Total assets acquired	33,259
Current liabilities	(1,231)
Deferred tax liabilities	(2,188)

Net assets acquired	29,840
Non-controlling interests	(8,815)

Total purchase consideration	21,025
Less: purchase consideration payable	(5,485)
Less: Cash acquired	(2,294)

Total purchase consideration, net of purchase consideration payable and cash acquired	$13,246

Goodwill associated with Tiandiren and the three other PRC entities is attributable to in-vitro diagnostic segment and other segment, respectively. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table.

	Estimated Useful Life	Gross Carrying Amount
Tradename	9-15 years	$1,712
Technology	6-15 years	4,855
Customer relationships	9-12 years	6,681

Total		$13,248

For all acquisitions completed during the year ended December 31, 2012, the weighted-average useful life of tradename, technology and customer relationships were 13.5 years, 14.7 years and 11.2 years, respectively and the overall weighted-average useful life of acquired intangible assets were 13.2 years.

(c)	Transactions completed in 2013

1.	Acquisition of ZONARE

In July 2013, the Company, through its Netherlands subsidiary, acquired 100% equity interest of ZONARE Medical Systems, Inc. (“ZONARE”), an ultrasound technology leader in the high-end radiology segment. The Company expects to strengthen its high-end ultrasound R&D and U.S. sales capabilities in order to furthering the Company’s goal of becoming a worldwide leading provider of high-quality imaging products.

The total consideration for 100% equity interest of ZONARE amounted to $101,105. As of December 31, 2013, the total purchase consideration payable in respect of ZONARE’s acquisition amounted to $17,382, and of which $17,367 is placed under an escrow account and is classified as restricted cash-non-current as of December 31, 2013. The restricted cash held by the escrow agent was exclusively for indemnification claims that may be made by the Company and will be released in various periods throughout 2015 and 2016.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$21,297
Property, plant, and equipment	2,235
Intangible assets	49,100
Goodwill	70,694

Total assets acquired	143,326
Current liabilities	(22,774)
Deferred tax liabilities	(16,694)
Long-term liabilities	(2,478)
Non-controlling interests	(275)

Total purchase consideration	101,105
Less: Purchase consideration payable	(17,382)
Less: Cash acquired	(529)

Total purchase consideration, net of purchase consideration payable and cash acquired	$83,194

Goodwill associated with ZONARE is attributable to medical imaging systems segment. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table:

	Estimated Useful Life	Gross Carrying Amount
Technology	1-13 years	$43,800
Customer relationships	12 years	5,300

Total		$49,100

2.	Acquisition of other entities

In January 2013, the Company, through its PRC subsidiary, acquired 51% equity interest in Beijing Precil Instrument Co., Ltd, (“Beijing Precil”), a provider of coagulation analyzers and related products in the PRC. The Company expects to benefit from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquiree’s technology and expertise in the area of coagulation analyzers.

In September 2013, the Company, through one of its Hong Kong subsidiaries, acquired 100% equity interest of Ulco Medical Pty. Ltd. (“Ulco” which is subsequently renamed as “Mindray Medical Australia (Holdings) Pty Ltd.” ), an Australian-based former distributor of Mindray in relation to patient monitoring and life support products since 2007. The Company expects to leverage Ulco’s comprehensive sales and services capabilities to further strengthen its market presence in Australia, New Zealand and other Oceania Islands.

The total consideration for the acquisitions in relation to Beijing Precil and Ulco amounted to $11,284. Ulco’s consideration is subject to adjustments, depending upon 1) its inventory and accounts receivable balances one year after acquisition date, and 2) meeting a targeted net assets value as of acquisition date. As of December 31, 2013, the Company estimated that no adjustments were required to the consideration amount based on actual unaudited 2013 results.

As of December 31, 2013, the total purchase consideration payable was $2,862, of which $546 is placed under an escrow account and is classified as restricted cash-current. The total purchase consideration payable is expected to be settled in 2014.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisitions:

Current assets	$6,306
Property, plant, and equipment	252
Other assets	83
Intangible assets	8,840
Goodwill	7,224

Total assets acquired	22,705
Current liabilities	(3,052)
Deferred tax liabilities	(1,480)
Long-term liabilities	(81)
Non-controlling interests	(6,808)

Total purchase consideration	11,284
Less: Purchase consideration payable	(2,826)
Less: Cash acquired	(2,604)

Total purchase consideration, net of purchase consideration payable and cash acquired	$5,854

Goodwill associated with Ulco and Beijing Precil is attributable to patient monitoring and life support devices segment and in-vitro diagnostic products segment, respectively. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table:

	Estimated Useful Life	Gross Carrying Amount
Tradename	20 years	$1,046
Technology	10 years	1,512
Customer relationships	6 years	6,005
Lease agreement	5 years	277

Total		$8,840

For all acquisitions completed during the year ended December 31, 2013, the weighted-average useful life of tradename, technology, customer relationships and lease agreements were 20.0 years, 12.8 years, 8.8 years and 5.0 years, respectively and the overall weighted-average useful life of acquired intangible assets were 12.1 years.

For all acquisitions in 2011, 2012 and 2013, the Company has not prepared a pro-forma condensed combined statement of operations in accordance with ASC 805 as the acquisitions both individually and in the aggregate are not material, where individual and aggregate net revenue and net income of these acquired entities for their respective acquisition years are less than 5% of the Company’s consolidated net revenue and net income for the corresponding years.

21	Banking facilities

The Company has an aggregate available banking facilities of $275,843 and $607,517 with various banks for loans, bills, letter of guarantee/credit and standby letter of credits facilities, of which $71,457 and $56,967 were unutilized as of December 31, 2012 and 2013, respectively. Some of these facilities were secured by corporate guarantees executed by the Company and certain of its subsidiaries. In addition, the Company is required to comply with certain financial covenants imposed by the banks. As of December 31, 2012 and 2013, the Company was in compliance with the financial covenants imposed by the banks.

22	Commitments and contingencies

(a)	Lease commitments

The Company’s existing rental leases do not contain significant restrictive provisions. The following is a schedule by year of future minimum lease obligations under non-cancelable rental operating leases as of December 31, 2013:

Years ending December 31,
2014	$9,375
2015	6,864
2016	5,234
2017	3,315
2018	196
2019 and thereafter	34

$25,018

Rental expenses under operating leases were $11,071, $12,049 and $13,758 for the years ended December 31, 2011, 2012 and 2013, respectively.

(b)	Capital commitments

As of December 31, 2013, the Company had outstanding capital commitments for property, plant and equipment totaling $73,975.

(c)	Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidelines. The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. Set forth below is a description of certain loss contingencies as of December 31, 2013 and management’s opinion as to the likelihood of loss in respect of loss contingency.

On December 21, 2012, Masimo Corporation brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Shenzhen Mindray’s pulse oximeters and sensors infringe nine Masimo patents relating to pulse oximeters and sensors, and that Shenzhen Mindray breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. Shenzhen Mindray’s Purchase and License Agreement with Masimo expired on December 31, 2012. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013 and Masimo filed a First Amended Complaint against Shenzhen Mindray alone on August 5, 2013. Shenzhen Mindray is vigorously defending itself against Masimo’s claims; has asserted counterclaims for declarations of non-infringement and invalidity of all nine asserted patents; and has asserted numerous counterclaims against Masimo, including for infringement of two United States patents. Trial has been scheduled on November 4, 2014. As of December 31, 2012 and 2013, the Company accrued $9,700 dispute charge which represents the Company’s estimate of probable loss in relation to current circumstances of the litigation. The Company does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

In addition, on December 11, 2013, Masimo Corporation brought an action in New Jersey Superior Court, Bergen County, against Mindray DS USA, Shenzhen Mindray, and our holding company, Mindray International. Masimo alleges that Mindray DS USA, Shenzhen Mindray and Mindray International are alter-egos of each other, and that Mindray DS USA has breached its Restated Purchasing and Licensing Agreement with Masimo dated August 17, 1997, as amended (“the DS Agreement”), acquired by Mindray DS USA in 2008 in connection with its acquisition of Datascope’s patient monitoring business. Masimo further alleges that Shenzhen Mindray and Mindray International have conspired with Mindray DS USA to breach the DS Agreement by failing to integrate Masimo SET® technology into all of Mindray DS USA’s future pulse oximetry products and by continuing to market Mindray pulse oximetry technology. Mindray DS USA is defending this matter and removed the originally filed state court action to the United States District Court for the District of New Jersey on January 17, 2014, and on January 24, 2014, filed a motion asking the New Jersey District Court to stay or dismiss the case. Masimo filed a motion asking the New Jersey District Court to remand the case to the Superior Court. Both motions are pending. Mindray International and Shenzhen Mindray have not yet been properly served in connection with this matter. At present, the Company is of the view that this pending litigation is at an early stage and is therefore unable to express a conclusion as to the likelihood of an unfavorable outcome to the Company. The Company does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

The Company acquired ZONARE in July 2013. On November 1, 2013, HDX Corporation, or HDX, filed a complaint against ZONARE in the Northern District of California, alleging that ZONARE is in breach of a December 11, 2009 Manufacturing Rights Agreement between ZONARE and HDX. HDX’s complaint also names three former and then current employees of ZONARE as individual defendants. In the complaint, HDX alleges that ZONARE and the individual defendants engaged in promissory fraud and asserts that the defendants’ alleged misrepresentations in connection with the 2009 agreement induced HDX invest in ZONARE. Specifically, HDX asserts claims for breach of contract, intentional fraud, fraudulent concealment and violations of California statutory provisions, and seeks both monetary damages and injunctive relief. In January 2014, ZONARE and the individual defendants filed motions with the court to compel arbitration and dismiss HDX’s fraud-based claims. Subsequently, HDX agreed to refer the matter to arbitration, the court stayed the action pending arbitration and, in February 2014, HDX filed a demand for arbitration with the American Arbitration Association. ZONARE and the individual defendants intend to vigorously dispute HDX’s claims in the upcoming arbitration. At present, the Company is of the view that this pending litigation is at an early stage and is therefore unable to express a conclusion as to the likelihood of an unfavorable outcome to the Company. The Company does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

On November 11, 2013, Shenzhen Mindray entered into a $14,750 settlement agreement with an OEM manufacturing customer, Beckman Coulter, Inc. The dispute was an ordinary course commercial dispute that did not involve intellectual property or product liability matters. We have since terminated the OEM arrangement with Beckman Coulter, Inc. and do not consider this termination to be material to our business or operations. The dispute charge of $14,750 was included in the general and administrative expenses on the consolidated statements of operations during the year ended December 31, 2013.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued for the years ended December 31, 2011, 2012 and 2013 were not material to the Company’s financial position, results of operations or cash flows.

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

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the years presented. As a result of these laws, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their reserve either in the form of dividends, loans or advances. The amount of this restricted portion was $32,876 and $35,416 as of December 31, 2012 and 2013, respectively.

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

A measure for total assets of the Company’s reportable segments was not disclosed because asset information is not included in the measures reviewed by the chief operating decision maker. The following table presented selected financial information relating to the Company’s reportable segments for the years ended December 31, 2011, 2012 and 2013:

	Patient Monitoring and Life Support Products	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Years Ended December 31,
2011
Net revenues	$386,692	$222,270	$221,603	$50,178	$880,743
Cost of revenues	(174,509)	(98,348)	(77,020)	(44,425)	(394,302)

Gross profit	$212,183	$123,922	$144,583	$5,753	$486,441

2012
Net revenues	$449,131	$286,075	$253,234	$71,614	$1,060,054
Cost of revenues	(195,333)	(119,420)	(87,983)	(56,653)	(459,389)

Gross profit	$253,798	$166,655	$165,251	$14,961	$600,665

2013
Net revenues	$469,689	$335,511	$303,416	$105,371	$1,213,987
Cost of revenues	(199,809)	(141,089)	(112,667)	(73,837)	(527,402)

Gross profit	$269,880	$194,422	$190,749	$31,534	$686,585

Geographic disclosures

The Company’s net revenues by geography are based on country of customer destination. The net revenues attributable by the PRC, the United States, Europe and other countries for the years ended December 31, 2011, 2012 and 2013 were as follows:

	Years Ended December 31,
	2011	2012	2013
Net revenues:
PRC	$374,312	$472,991	$551,155
United States	136,689	143,586	160,614
Europe	91,046	100,985	121,262
Rest of the world	278,696	342,492	380,956

Total net revenues	$880,743	$1,060,054	$1,213,987

Long-lived assets located at the respective geographic areas as of December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013
Long-lived assets
PRC	$288,978	$342,919
United States	28,546	30,110
Rest of the world	7,407	11,144

Total long-lived assets	$324,931	$384,173

For the above table, long-lived assets represents the total assets less current assets, non-current restricted cash, other assets, non-current accounts receivable, net, advances for purchase of property, plant and equipment, intangible assets, net and goodwill.

Major customers

There was no single customer who accounted for 2% or more of the Company’s net revenues for the years ended December 31, 2011, 2012 and 2013, respectively.

25	Subsequent Events

On March 3, 2014, the Company declared a cash dividend of $0.5 per ordinary shares. The cash dividends are payable to shareholders of record as of March 14, 2014.

On March 3, 2014, the Company approved to increase the size of its 2013 Program from $200 million to $300 million. The 2013 Program is also extended to remain effective till March 31, 2015. For details, please refer to Note 13.

On March 22, 2014, the Company, through its Hong Kong subsidiary, repaid a two-year term loan in an aggregate principal amount of $50,000 entered into in March 2012.

On March 25, 2014, the Company, through its PRC subsidiary, acquired 51% equity interest in Shanghai Long Island Biotec. Co., Ltd. (“Long Island”), which engaged in thrombotic and hemostatic reagent business in the PRC, at a consideration of $11,484 (equivalent to RMB70,650) in cash, of which $6,559 (equivalent to RMB40,047) is placed under an escrow account in January 2014 and is classified as a restricted cash as of January 31, 2014. The Company expects to leverage Long Island’s expertise in manufacturing and selling of reagents in growing its business. The purchase price is subject to adjustments depending upon completion of fiscal year 2013 statutory financial statements audit.

On April 2, 2014, the Company, through its Hong Kong subsidiary, repaid a half-year term loan in an aggregate principal amount of $160,000 entered into in October 2013.