Form 20-F
period 2014-12-31
Mindray Medical International LTD
filed 2015-04-16
CIK 1373060

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 88,181,846 Class A ordinary shares and 29,119,907 Class B ordinary shares.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S.GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014, and as of December 31, 2013 and 2014.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this annual report are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/ are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

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

These forward-looking statements involve various risks, assumptions and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. See Item 3.D, “Key information — Risk Factors” and elsewhere in this annual report for important risks and factors could cause our actual results to be materially different from our expectations.

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

The selected consolidated balance sheet data as of December 31, 2013 and 2014, and the selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014, were derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated financial data for the years ended December 31, 2010 and 2011 and as of December 31, 2010, 2011 and 2012 were derived from our audited consolidated financial statements that are not included in this annual report. The following consolidated financial data for the periods and as of the dates indicated should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and related notes and Item 5, “Operating and Financial Review and Prospects.”

Our audited consolidated financial statements were prepared in accordance with U.S. GAAP, and have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on those consolidated financial statements is included elsewhere in this annual report.

Our historical results for any prior years are not necessarily indicative of future results.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenues	$704,309	$880,743	$1,060,054	$1,213,987	$1,322,814
Cost of revenues(1)	(303,334)	(394,302)	(459,389)	(527,402)	(584,310)
Gross profit	400,975	486,441	600,665	686,585	738,504
Operating expenses:
Selling expenses(1)	(122,960)	(167,049)	(188,804)	(220,589)	(261,965)
General and administrative expenses(1)	(61,193)	(70,330)	(116,228)	(128,308)	(137,016)
Research and development expenses(1)	(60,316)	(82,024)	(104,302)	(127,464)	(146,997)
Realignment costs — post acquisition	(919)	—	—	—	—
Income from operations	155,587	167,038	191,331	210,224	192,526
Other income, net	8,835	3,108	1,619	3,881	9,363
Interest income	11,575	20,816	30,794	37,047	38,985
Interest expense	(2,900)	(1,390)	(4,093)	(6,345)	(6,400)
Income before income taxes and non-controlling interests	173,097	189,572	219,651	244,807	234,474
Provision for income taxes	(17,631)	(22,647)	(37,369)	(14,260)	(35,485)
Net income	$155,466	$166,925	$182,282	$230,547	$198,989
Less: Net income attributable to non-controlling interests	—	(296)	(2,073)	(5,793)	(5,697)
Net income attributable to Mindray shareholders(2)	$155,466	$166,629	$180,209	$224,754	$193,292
Basic earnings per share	$1.37	$1.45	$1.54	$1.91	$1.65
Diluted earnings per share	$1.32	$1.41	$1.50	$1.87	$1.63
Dividends declared per share	$0.30	$0.40	$0.50	$0.50	$0.40
Shares used in computation of:
Basic earnings per share	113,638,024	115,254,095	116,749,213	117,705,414	117,057,116
Diluted earnings per share	117,581,196	118,449,851	119,815,004	120,051,635	118,412,460

	As of December 31,
	2010	2011	2012	2013	2014
	(In thousands except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$137,502	$124,311	$247,859	$385,224	$276,598
Working capital(3)	520,043	682,078	818,254	990,653	1,007,179
Total current assets	694,600	939,309	1,220,845	1,647,692	1,531,609
Total assets	1,150,561	1,458,971	1,857,118	2,503,934	2,473,202
Total current liabilities	174,557	257,231	402,591	657,039	524,430
Non-controlling interests	2	8,943	46,272	59,210	73,328
Total shareholders’ equity	966,601	1,142,492	1,330,843	1,518,948	1,597,956
Total equity	966,603	1,151,435	1,377,115	1,578,158	1,671,284
Capital Stock	15	15	15	15	15
Number of ordinary shares issued(4)	114,619,759	115,341,581	117,434,531	118,328,437	117,301,753

(1)	Share-based compensation charges incurred during the years related to:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands)
Cost of revenues	$320	$762	$811	$752	$1,120
Selling expenses	2,569	4,429	4,457	4,345	6,420
General and administrative expenses	1,591	3,118	4,409	4,819	7,616
Research and development expenses	2,800	4,059	4,307	4,767	4,714

(2)	Income attributable to Mindray shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities.

(4)	Our ordinary shares consist of Class A and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights, of which each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We maintain direct sales operations in China, the United States, Europe and certain emerging growth countries. We rely on direct sales for a significant portion of our revenues from certain areas, particularly the United States and Western Europe. Maintaining a direct sales force is costly due to the fixed costs we incur, which do not depend on revenue generation. For example, in the United States and Europe, we typically provide our direct sales personnel with payroll and other benefits that we do not provide independent distributors. If we cannot fully utilize these direct operations, including personnel and facilities, the ongoing operational costs could have a material adverse effect on our business and results of operations.

Maintaining a direct sales force and independent distribution network in the same regions could result in potential sales conflicts that negatively impact our revenue and results of operations and ability to attract and retain sales personnel.

We maintain both a direct sales force and an independent distribution network in China, the United States, Europe and certain emerging growth countries, creating the potential for conflict between them. In addition to direct sales efforts, our direct sales force in a region is sometimes responsible for managing our independent distribution network in such region. If our independent distributors and direct sales force compete with each other in any designated territory, our distribution agreements with independent distributors usually do not prohibit them from reducing selling prices for our products to make sales. Further, independent existing and potential distributors may decide not to sell our products or cease selling our products because of this potential conflict. Moreover, sales conflicts could negatively impact the morale of our direct sales force, making it more difficult to attract and retain sales personnel.

We have undertaken and may continue to undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy involves acquiring new technologies, businesses, products or services and creating strategic alliances that may be in areas in which we do not currently operate. For example, in 2012, we acquired five China-based companies that produce medical equipment, devices or other products. In 2013, we acquired ZONARE, a U.S. ultrasound technology company in the high-end radiology market, and another distributor company to complement our business. In 2014, we continued to pursue growth in part through seeking acquisition opportunities and acquired one reagent manufacturer in early 2014. The integration of these companies and future acquired entities into our business may be unsuccessful and we may be unable to attract and retain the talent required to operate and manage these businesses or to expand into new or existing markets as well as we expect. Acquisitions also require our management to develop expertise in new areas, manage new business relationships and attract new types of customers. We have made, and may in the future make, acquisitions where we acquire control, but not 100%, of the acquired company. We may have disagreements with or different views than the minority shareholders as to the operation of the acquired company. As a result, we may not fully realize the anticipated benefits of the acquisition. These risks and risks associated with integrating acquired businesses could have an adverse effect upon our business, financial condition, and results of operation.

Acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, increased exposure to litigation, historical or continuing regulatory issues of the acquired entity and employee matters associated with headcount and other human resources decisions. Also, if we fail to timely and successfully integrate our compliance systems into the newly acquired subsidiaries, we may also face increased exposure to litigation, regulatory issues or other disputes. Additional risks include the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset related costs, expenses of acquisitions and potential loss of, or harm to, relationships with distributors, customers, suppliers and employees as a result of our integration of new businesses and new regulations governing international markets. In addition, we may incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.

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

We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	difficulties of administering foreign operations generally;

•	fluctuations in local currencies against Renminbi and U.S. dollars;

•	implementation of foreign exchange controls, which may affect customers’ ability to remit payment;

•	limited protection for intellectual property rights and exposure to intellectual property litigation in the countries in which we do business;

•	obligations and compliance costs associated with a wide variety of foreign laws and regulatory requirements (e.g. import and licensing laws and local employment/labor laws and regulations);

•	changes in tariffs;

•	burdens on working capital due to financing issues for our accounts receivables, particularly in developing markets;

•	healthcare reforms;

•	increased risk of exposure to terrorist activities;

•	difficulties obtaining raw materials or product supplies or other logistical issues due to natural disasters;

•	financial condition, expertise and performance of our international distributors;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.

Consolidation of our customer base and the formation of group purchasing organizations could adversely affect our business.

Consolidation among healthcare providers, such as the National Health Service in the United Kingdom and the consolidation of hospital groups in the United States, have resulted in consolidated healthcare entities that reduce local competition and increase pricing pressures on us. This consolidation may also lead to changes in our customer portfolios and in the types of products that they will demand. Additionally, as consolidation of such healthcare providers continues, we may require increased costs in order to market our products and successfully maintain our existing sales relationships. Increased pricing pressures and increased costs could adversely affect our revenues and results of operations.

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

Our success depends upon the continued service of our key executives and other key employees. In November 2012, Mr. Xu Hang, one of our founders, resigned as our co-chief executive officer, a position he had held since 1991. Mr. Xu continues to serve as the chairman of our board of directors. In June 2013, we appointed Mr. Cheng Minghe as our co-chief executive officer alongside Mr. Li Xiting. Mr. Li Xiting was also appointed as the executive chairman of our board of directors in March 2015. In May 2014, Mr. Liu Jie, our then chief operating officer, departed from our company. Prior to his departure, Mr. Liu transitioned his responsibilities to other members of the executive team and Mr. Wang Jianxin was appointed to the position of chief operating officer. Although we have not experienced any significant interruptions to business from these changes in our senior management, further changes may not be equally successful. If we are unable to maintain a strong senior management team or integrate new senior management members, or if we cannot locate suitable and qualified replacements, our business and growth could be adversely impacted.

Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management, key research and development personnel, and salespeople. Competition for personnel in the medical device field is intense, and the pool of suitable and qualified candidates is limited in China, particularly Shenzhen, and certain other markets, including the United States. We compete for qualified research and development personnel against other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. Although we grant share incentive awards, such awards may cease to be effective to retain our current employees once the shares vest and bonus amounts are paid. Failure to attract and retain experienced personnel required to achieve our business objectives could adversely impact our business and growth.

Our business faces intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.

The medical device market is highly competitive, and we expect competition to intensify. In particular, we face direct competition in China, the United States and globally across all product lines and price points, experiencing significant pricing pressures in recent years. Our competitors include publicly traded and privately held multinational companies, as well as local companies in the markets where we sell our products. We face competition from companies that have or may have:

•	greater financial and other resources;

•	larger variety of products;

•	lower cost structures, and more domestic support or local protection through tariff and non-tariff barriers;

•	more products that have received regulatory approvals;

•	greater access to public equity markets or financing options;

•	greater pricing flexibility;

•	availability of financing for customers;

•	better research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of market conditions in places where we seek to increase our international sales;

•	capability to offer vendor financing or offer or facilitate leasing arrangements;

•	stronger brand recognition; and

•	larger sales and distribution networks.

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

Moreover, some of our competitors based outside China have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with PRC manufacturers. These actions may improve our competitors’ cost structure, distribution capabilities, and market access and acceptance. For details of the competitors, please refer to Item 4, “Information on the Company — Competition.” In particular, competition in the market covering county-level hospitals has intensified recently in China. This change is mainly attributable to the increasing entry of multinational companies through acquisitions of established PRC companies. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage. In other emerging markets, we have also seen larger competitors setting up sizable local businesses or acquiring local competitors or distributors, which allow them to be more competitive in their pricing and distribution infrastructure. Furthermore, potential competitors may move from their established market segments into market segments we have historically focused on and we may not be able to maintain our lead in our historically dominant market segments.

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

We could be liable for violations of applicable anti-corruption law, including China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act, or FCPA, the Bribery Act 2010 of England and Wales, or the UK Bribery Act, and applicable anti-corruption and anti-bribery laws of other jurisdictions in which we do business, arising in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the China Food and Drug Administration, or CFDA, and clinical trials conducted by PRC hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the anti-bribery provisions of the FCPA and other applicable anti-corruption laws. Additionally, as we have sales offices in the United Kingdom and employ UK citizens, we may be subject to the commercial bribery provisions of the UK Bribery Act, which applies to non-government officials. Numerous enforcement actions by government authorities in the United States, China, and other jurisdictions have involved corruption in the medical device industry. Despite our compliance efforts, we cannot guarantee that our employees will not intentionally violate applicable anti-corruption laws. Because individual employees may find it difficult in some circumstances to distinguish appropriate practice from inappropriate practices for establishing and maintaining business relationships with business contacts, our employees could inadvertently violate applicable anti-corruption laws.

We may also be held liable for actions taken by our distributors in some circumstances, even though a majority of our distributors are non-U.S. or non-UK companies. Our distributors may violate applicable anti-corruption law or otherwise engage in illegal practices with respect to their sales or marketing of our products. If we or our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand, reputation and our sales activities could be adversely affected by any negative publicity resulting from actions taken by us or our distributors.

Activities taken by us or our distributors in countries subject to U.S. economic sanctions could have a material and adverse effect on our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers U.S. economic sanctions laws that prohibit certain activities with certain countries, governments, entities or individuals. We sell our products in international markets directly and also through independent distributors, which are responsible for interacting with the end-users of our products. Although we have implemented internal controls to screen our customers and prevent our products from being directly sold to or sold through distributors to countries or entities subject to U.S. sanctions, failure of such internal controls could cause our products to inadvertently be sold to customers subject to U.S. sanctions, which could subject us to penalties ranging from fines to prohibitions on imports of our products. Certain of our independent non-U.S. distributors are also located in or conduct business with countries subject to U.S. economic sanctions, such as Cuba, North Korea, Sudan, Iran, Syria and Myanmar. To the extent that these distributors are not U.S. based and do not sell U.S. origin products in those countries, U.S. economic sanctions may not apply to their activities. Any sales or actions inconsistent with company policy relating to violations of U.S. sanctions laws could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

In the United States, Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires specific disclosure of certain dealings with Iran, including, but not limited to, transactions or dealings with government-owned entities and entities sanctioned for activities related to terrorism or the proliferation of weapons of mass destruction. We sell certain non-military use medical devices and equipment through independent distributors who resell such devices in Iran on a purchase-order basis. Our direct activities in Iran are limited to occasional visits to provide distributor training and to conduct customer surveys. In 2014, net revenues generated by distributors covering Iran amounted to $7.5 million, representing 0.56% of our total net revenues. We do not believe that our Iranian distributors fall within any of the proscribed categories set forth in Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012. However, as we do not have direct knowledge of the identity of the distributors’ downstream customers, it is possible that these customers include entities, such as hospitals and pharmacies that are owned or controlled, directly or indirectly, by the Iranian government or by sanctioned persons or entities. Following a review of our business with Iran, we do not anticipate any change in our business operations in Iran in the near future.

New regulations related to “conflict minerals” may cause us to incur additional expenses and could limit the supply and increase the cost of certain metals used in manufacturing our products.

On August 22, 2012, the SEC adopted a new rule requiring disclosures of specified minerals, known as conflict minerals, that are necessary to the functionality or production of products manufactured or contracted to be manufactured by public companies. The rule requires us to perform due diligence, disclose and report annually whether or not such minerals that are used in our products originate from the Democratic Republic of Congo or an adjoining country. Among other things, this new rule could affect sourcing at competitive prices and availability in sufficient quantities of certain minerals used in the manufacture of our products, including tantalum, tin, gold and tungsten. The number of suppliers who provide conflict-free minerals may be limited.

In compliance with this new rule, we have conducted and will continue to conduct due diligence with our suppliers to determine the sources of the relevant minerals used in the parts provided by them. There may be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs of possible changes to products, processes, or sources of supply as a consequence of such verification activities. Since our supply chain is complex, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the due diligence procedures that we implement, which may harm our reputation. In addition, we may encounter challenges to satisfy those customers who require that all of the components of our products be certified as conflict-free, which could place us at a competitive disadvantage if we are unable to do so.

Our reputation and trading prices of our securities may be negatively affected by adverse publicity related to our business.

From late 2013 to early 2014, we were subject to negative publicity resulting from a series of reports published by an entity that holds itself out as a research firm resulting in volatility in the trading price of our ADSs. The reports contained numerous allegations with respect to, among other things, the accuracy of our financial statements, the existence of our assets (including cash and capital investments and assets acquired in our 2008 Datascope patient monitoring business acquisition), and our corporate structure and governance matters. Our management and audit committee, and then our full board, evaluated the allegations and determined them not to merit further investigation or changes to our prior year financial statement disclosure. However, additional allegations (such as alleged failures to comply with legal and regulatory requirements or irregular accounting or financial reporting) and any corresponding adverse publicity related to our business, regardless of merit, could harm our reputation, cause the trading price of our securities to decline and fluctuate significantly, require additional responsive actions and delay our public reporting process.

Our business may be adversely affected by recent healthcare reforms, particularly in China and the United States.

In 2011, the PRC government released its 12th Five-Year Plan, the guidance for social, economic and environmental development for the country over the next five years. The 12th Five-Year Plan discussed efforts to deepen the reform of China’s healthcare system, including increased allowances for medical insurance plans in both rural and urban areas and expanding the coverage of the country’s essential medicine system to village clinics and non-government-run primary healthcare institutions and ensuring universal access to basic healthcare services. These PRC healthcare reform acts and future healthcare reform could adversely affect our business in several ways, including:

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

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sales price. Under the legislation, the total cost to the medical device industry is expected to be approximately $20 billion over 10 years. Based on the existing size of our U.S. operations, we do not expect the new tax to materially and adversely affect our business, cash flows and results of operations. We incurred $1.9 million and $2.0 million of these excise taxes in 2013 and 2014, respectively. The law also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the law includes a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending that began in 2014. We cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could adversely affect our business and results of operations.

Heightened regulatory scrutiny could divert management’s attention, increase our compliance and reporting costs, cause reputational harm and result in litigation.

We believe there has been a heightened U.S. regulatory environment for public companies over the last several years, particularly those based in China. Increased regulatory scrutiny can divert management’s attention and increase legal, compliance, and reporting costs. In the past, we have devoted resources, time, and attention providing information to the SEC’s divisions of corporation finance as part of a review of our 2011 annual report and enforcement as part of an investigation regarding, among other things, revenue recognition policies, distributor and direct sales, accounts receivable and related collections, and intangible assets. Although we have not received additional correspondence from the SEC since 2012, there can be no assurances that the investigation has been concluded and the SEC may make additional inquiries in the context of an investigation or otherwise. Responding to any additional inquiries from the SEC and other regulators, on those or other matters, could further divert management’s attention, increase our legal, compliance, and reporting costs, cause reputational harm, delay our public reporting process depending on timing and result in litigation which may be costly to defend regardless of merit.

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

We may encounter difficulties in constructing and developing our facilities, and we may not fully realize the anticipated benefits from our significant facility investments.

We have made, and expect to continue to make, significant investments in our facilities. For example, we are in the process of expanding our manufacturing facilities in Shenzhen, China and building new research and development facilities in Beijing and Xi’an, China. We may encounter difficulties obtaining regulatory approval for construction and development and face operating difficulties as we begin operations in, or transition operations to, new or expanded facilities. In addition, we may not realize the anticipated benefits from these activities on a timely basis or at all. We typically construct facilities and incur the related costs in anticipation of planned development and introduction of new medical devices and related revenue growth. However, we may experience difficulties and delay in developing, introducing and selling new products and related growth and other assumptions may be inaccurate for a variety of economic and other reasons, many of which may be out of our control. Any of these events could result in significant underutilization of our facilities and have a material adverse effect on our business, financial condition and results of operations.

If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.

We purchase raw materials and components from third-party suppliers and manufacture and assemble our products at our facilities. We generally make purchases on a purchase order basis and do not have long-term supply contracts. As a result, our suppliers may cease to provide components or other materials to us with little or no advance notice. From time to time we may also have contract disputes or other negotiations with our suppliers and our original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. Interruptions in certain material or component supplies, sometimes caused by natural disasters or factors not within our control, could delay our manufacturing and assembly processes. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted, which, in turn, could impact our working capital, harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.

Pursuing our growth strategy will strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

Our growth strategy includes increasing market penetration of our existing products, developing or acquiring new products, gaining market share in various low- to mid-end markets and mid- to high-end markets, increasing our targeting of private hospitals in China, strengthening our coverage of county-level hospitals, expanding the scale of our sales force and network of distributors, increasing our exports and building our brand. Implementing our growth strategy has resulted in, and will continue to result in, substantial demands on management, operational and other resources. In particular, pursuing our growth strategy requires, among other things:

•	enhancing our research and development capabilities;

•	hiring and training new personnel;

•	managing distribution channels for our increased product portfolio;

•	enhancing our information technology and client-relationship management systems;

•	implementing more stringent cost controls;

•	maintaining sufficient liquidity;

•	strengthening financial and management controls;

•	increasing marketing, sales and sales support activities; and

•	successfully identifying and executing merger and acquisitions initiatives.

If we are unable to successfully implement our growth strategy, our business and prospects could be materially and adversely affected.

Furthermore, certain of our growth strategies focus on long-term growth and require significant investment or longer periods of time to materialize. As a result, these strategies may adversely affect our short-term financial performance and results of operations.

We may need additional capital, and we may be unable to obtain such capital in a timely manner, on acceptable terms, or at all.

We may need additional capital to grow, remain competitive, develop new or enhance existing products, expand our distribution network, for capital improvement projects and/or for acquisitions.

Our ability to obtain additional capital is subject to numerous uncertainties, including:

•	our financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies;

•	economic, political and other conditions in China and internationally; and

•	PRC government policies relating to the borrowing and remittance of foreign currency into or outside of China.

We may be unable to obtain additional capital or relocate our existing capital, particularly amounts held in Renminbi or RMB-denominated assets, in a timely manner or on acceptable terms or at all. Such inability could materially affect our business, financial condition, results of operations and prospects. For further discussion on the effects of government policies relating to the borrowing and remittance of foreign currency outside of China, please see “— Risks Related to Doing Business in China —We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us may have a material adverse effect on our ability to conduct our business” and “— Restrictions on currency exchange may limit our ability to utilize our capital effectively.”

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

The lessors of some of our leased properties may lack authority to enter into the leases. If we are forced to vacate these premises, it could materially disrupt our operations.

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

We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies, and our trade secrets may become known to our competitors.

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

Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third-party intellectual property rights. We periodically receive written correspondence regarding alleged intellectual property infringement or other claims by third parties, who may also initiate litigation against us. For example, in December 2012, a patent infringement claim was filed against Mindray DS USA and Shenzhen Mindray. See Item 4, “Information on the Company — Legal Proceedings.” Additionally, as we increase our product sales internationally, as we acquire more companies as part of our expansion efforts and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of whom have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China, the United States, or Europe. The validity and scope of claims relating to such patents can involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. We may be unsuccessful in defending all or even some of the claims brought against us. We may also engage in settlement or other negotiated agreements to avoid further costs associated with defense of intellectual property suits. For example, in 2011, we and certain Datascope entities agreed that we would acquire all rights, title and interest in certain trademarks, service marks and other names in exchange for a one-time payment to Datascope of $7.0 million and the grant to Datascope of an exclusive 20-year limited license of certain of such trademarks, service marks and other names.

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

We regard our brand names as critical to our success. In December 2013 the Trademark Office of the PRC State Administration for Industry and Commerce, or SAIC, recognized our “Mindray” name as a Well-Known Trademark in medical analysis instruments, medical devices and instruments, and medical diagnostic equipment. Disputes over use of our brand names or the brand names we license may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand names. Despite our precautions, we may be unable to prevent third parties from using our brand names without authorization, including the unauthorized use of our domain names. We have experienced unauthorized use of our domain names and are currently in the process of reclaiming certain of our domain names with some success in accordance with the Uniform Domain Name Dispute Resolution Policy adopted by the Internet Corporation for Assigned Names and Numbers, or ICANN, or licensing the right to use our trademarks. We are also in the process of resolving a trademark dispute with a third party in the European Union. We have also experienced unauthorized use of our brand names in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand names without authorization. Moreover, litigation may be necessary to protect our brand names. However, because the validity, enforceability and scope of protection of trademarks in China are uncertain and still evolving, we may not be successful in prosecuting these cases. Litigation could also result in substantial costs, diversion of our resources and loss of trademark rights, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand names and logos as trademarks in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand names in those countries or may require that we market our products under different names in those countries.

If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.

The sale and marketing of the medical device products we offer are subject to regulation in most countries where they are sold. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the CFDA, the United States Food and Drug Administration, or FDA, and the European regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may (as a result of change of regulatory or political environment or otherwise) introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, substantial regulatory or political environment change and healthcare system reform in China may result in the delay of certain regulatory clearance or approval for certain of our products.

From time to time, we are subject to regulatory inspections related to our quality systems and regulatory compliance. For example, in late 2012, following an inspection of our Mahwah, New Jersey, facility, Mindray DS USA received an FDA warning letter. The warning letter, subsequently made available on the FDA’s website, addressed certain findings and issues regarding our quality systems related processes at our Mahwah, New Jersey, facility. With the assistance of outside consulting, we evaluated the letter and commenced a process to address these observations and issues. In September 2013, the FDA concluded a re-inspection of our Mahwah, New Jersey, facility noting additional observations and issues. We met with the FDA regarding how we can satisfactorily and timely address their concerns. In March 2015, the FDA district office concluded a follow-up inspection of our Mahwah, New Jersey, facility and noted few observations, which we believe are addressable. We are communicating with the FDA regarding these observations. The FDA has also notified Shenzhen Mindray of an upcoming audit in 2015, relating to a routine quality system inspection and prior findings during the audits of our Mahwah, New Jersey, facility. Failure to satisfactorily and timely address the FDA’s observations or other concerns or findings (including those identified upon any re-inspection) could result in or subject us to additional inspections in the United States or China; additional warning letters; or more severe FDA actions including significant civil penalties, an import ban on our products into the United States, an injunction, seizures of our products or a consent decree. Related developments could increase our legal, compliance and reporting costs, cause reputational harm, lead to customer and distributor losses, and result in litigation. Also, if we incur FDA fines or penalties or we are unable to obtain clearances or approvals needed to market existing or new products in a timely fashion or at all, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected.

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

We have historically generated certain portions of our China revenues from government tenders sales. Tender sales in China are a discretionary decision driven by government policies and can vary in terms of magnitude and timing of sales. Due to lack of government spending on tender sales and shift from government tender sales to hospitals’ direct purchases, our revenues from government tender sales in China remained flat and accounted for 1.1% and 0.7% of our net revenues in 2013 and 2014, respectively. We expect our revenues from government tenders to remain relatively stable as a percentage of our net revenues the near future. Our inability to accurately predict trends in government tender sales in China could cause us to underestimate demand and prevent us from timely meeting demand for our products, which in turn could materially and adversely affect our financial conditions and results of operations.

The global economic downturn adversely affected, and could continue adversely affecting, our business, financial condition and results of operations.

We experienced a global economic downturn affecting all areas of business, including healthcare. Disruptions in orderly financial and commodities markets resulting from, among other factors, government instability, diminished liquidity and credit availability plus volatile valuations of securities, other investments and commodities prices caused business and consumer confidence to ebb, business activities to slow down, and unemployment to increase. For example, uncertainties surrounding European sovereign debt could affect our direct sales and distribution networks in Europe, political instability in countries in the Middle East could disrupt our distribution networks in such countries, and reduced oil prices in many of our emerging market countries could reduce government expenditures in healthcare and in turn reduce the ability for healthcare providers to purchase our products.

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

The economic downturn has affected, among others, China, the United States, Europe, the Middle East and North Africa, which we believe has affected medical product purchasing in these regions. The economic downturn could continue adversely affecting our business and could materially affect our financial condition and results of operations.

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

As of December 31, 2014, our cash and cash equivalents were mainly denominated in Renminbi and U.S. dollars. As a result, exchange rate fluctuations between the Renminbi and the U.S. dollar affect our relative purchasing power, revenue, expenses and earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar could affect our financial results prepared and reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is pegged against the U.S. dollar in a manner determined by the People’s Bank of China. Daily fluctuations of the Renminbi against the U.S. dollar can rise or fall within a determined band (from April 2012 until March 2014 the band was 1% and in March 2014 was increased to 2%). The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make. Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes. As we continue to expand our international presence, in particular in emerging markets and the European Union, sometimes through establishing local offices, we may be exposed to greater foreign currency risks as such operations are incurred in the local currency. Very limited hedging instruments are available in China to reduce our exposure to Renminbi exchange rate fluctuations. We have entered into certain forward contracts to reduce our exposure to several foreign currencies. However, the effectiveness of these forward contracts may be limited and we may not be able to successfully reduce our exposure. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

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

As of March 31, 2015, three of our shareholders and their affiliated entities beneficially owned approximately 27.7% of our outstanding ordinary shares, representing approximately 63.5% of our voting power due to our dual-class ordinary share structure. Mr. Xu Hang, our Chairman of the Board of Directors, Mr. Li Xiting, our Executive Chairman of the Board of Directors, President and Co-CEO, and Mr. Cheng Minghe, our Co-CEO and Chief Strategic Officer, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your securities as part of a sale of our company and might reduce the market price of our securities. The interests of Messrs. Xu, Li and Cheng as directors, officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.

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

We believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2014. Although we intend to conduct our business activities in a manner to reduce the risk of our classification as a PFIC in the future, we currently hold, and expect to continue to hold, a substantial amount of cash and other passive assets, and, because the value of our assets is likely to be determined in large part by reference to the market prices of our ordinary shares and ADSs, which are likely to fluctuate, there can be no assurance that we will not be classified as a PFIC for 2015 or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds our ordinary shares or ADSs, certain adverse U.S. federal income tax consequences would apply to the U.S. investor. For details, please refer to Item 4.C, “Information on the Company — Taxation.”

We may be unable to maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual reports on Form 20-F. In addition, our independent registered public accounting firm and our management concluded that our internal control over financial reporting is effective as of December 31, 2014. Our management’s or our independent public accounting firm’s failure to conclude that our internal control over financial reporting is effective could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the market price of our ADSs.

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

Between September 26, 2006 and April 13, 2015, the trading price of our ADSs on the NYSE ranged from $12.31 to $45.19 per ADS, and the last reported sale price on April 13, 2015 was $29.90 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other IT services companies;

•	announcements by our competitors of new services, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	rumors in the market about us or our industry, regardless of merit;

•	technological breakthroughs in the services outsourcing industry;

•	fluctuations of exchange rates between the Renminbi and U.S. dollar or other foreign currencies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	general market conditions or other developments affecting us, our industry or the global economy.

In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital and commodity markets, such as the global financial crisis, the European debt crisis and the recent drop in oil prices, could also have an adverse effect on the market price of our ADSs. Furthermore, short sellers and other funds may take a short position or positions in our ADSs for the specific purpose of driving down market price for our ADSs. Short sellers may also publish articles or other allegations in conjunction with such attacks. Even when there is no truth to their claims and we rebut their allegations, such attacks can have a material impact on the market price of our ADSs and divert management resources and attention. The securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may also be highly volatile for specific business reasons including variations in our revenues, earnings and cash flow, announcements of new products, acquisitions, strategic partnerships, joint ventures or capital commitments, addition or departure of our senior management and other key personnel and potential litigation or administrative investigations. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. If we were involved in a class action suit or other securities litigation or investigation relating to such volatility, our senior management and resources would be diverted and we would incur significant expenses. Whether or not adversely determined, any litigation or investigation could have a material adverse effect on our business, financial condition, results of operations and prospects.

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s economic, political and social conditions could adversely affect our financial condition and results of operations.

We conduct a substantial portion of our business operations in China and derived 45.9% of our 2014 revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. For example, China’s recent anti-corruption campaign targeted at corruption among public officials and executives of state-owned enterprises, including public hospital administrators, has caused many public hospitals to be more cautious in making purchasing decisions for medical devices and other investments. Such shifts in purchasing patterns may adversely affect our business. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Although the PRC economy has grown significantly in the past decade, that growth may not continue and any slow-down may have a negative effect on our business. Since 2012, the growth of the PRC economy has slowed. The slowdown in the economic growth of China could lead to reduced consumable income of our customers and reduced demand for our products, which could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, under the Guiding Catalogue of Industries for Foreign Investment (2011 Amendment), promulgated on December 24, 2011 by the National Development and Reform Commission (“NDRC”) and Ministry of Commerce (“MOFCOM”) and effective from January 30, 2012, manufacturing of medical equipment, such as composite materials products for medical treatment and recuperation, manufacturing of key components of medical imaging equipment and (3D) ultrasonic transducers for medical use fall within the categories of industries in which foreign investments are encouraged. While the Guiding Catalogue of Industries for Foreign Investment is subject to the amendments by NDRC and MOFCOM from time to time, manufacturing of medical equipment and devices may fall into the categories of industries in which foreign investments are restricted and prohibited, which could adversely affect our business and operation in China. In addition, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.

China’s State Administration of Foreign Exchange (“SAFE”) promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced its predecessor rule issued in 2005. SAFE Circular 37 requires PRC residents to register, with a local branch of SAFE, their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, using such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. This offshore entity is referred to in SAFE Circular 37 as a “Special Purpose Vehicle” (“SPV”). SAFE Circular 37 further requires amendment to the registration in the event of any significant changes to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore parent, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in fines and/or legal sanctions under PRC law for evasion of foreign exchange controls.

SAFE issued the Notice on Further Simplified and Improved Direct Investment Foreign Exchange Management Measures, or SAFE Notice 13, on February 28, 2015, which will be effective from June 1, 2015. Pursuant to SAFE Notice 13, there is no need for foreign exchange registration approval for both onshore and offshore direct investment (“Direct Investment Foreign Exchange Registration”), and banks shall be able to review and register direct investment foreign exchange in accordance with the newly released Guidelines for Direct Investment Foreign Exchange Registration. SAFE and its local branches shall supervise Direct Investment Foreign Exchange Registration indirectly through the banks.

We have notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary SAFE registrations, including the amended registration, as required under this regulation for our initial public offering and our subsequent secondary offerings. However, different local SAFE offices may have different views on application and implementation of the SAFE regulations in practice, and it is unclear how these SAFE regulations and any future legislation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us may have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our operating subsidiaries, primarily Shenzhen Mindray, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray and our other PRC subsidiaries only out of their respective retained earnings, if any, determined in accordance with PRC accounting standards and regulations.

Under PRC laws and regulations, our PRC subsidiaries are required to set aside a portion of their respective net income each year to fund certain statutory surplus reserve funds. These reserves are not distributable as cash dividends. As of December 31, 2014, the amount of these restricted portions of our PRC subsidiaries was approximately $40.0 million. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their abilities to transfer a portion of their respective net reserves to us whether in the form of dividends, loans or advances. Limitations on the ability of our PRC subsidiaries to pay dividends to us may adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our capital effectively.

A significant portion of our revenues and a majority of our operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Currently, Shenzhen Mindray and Nanjing Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. Pursuant to the relevant regulations, a company applying for the remittance of dividends should provide to the bank handling the remittance: (i) board resolutions on the distribution of profits and dividends, (ii) the latest capital verification report issued by an accounting firm, and (iii) an audit report on the company’s financial condition during the current year. These procedural requirements generally do not pose any risk to a wholly foreign-owned company’s ability to remit dividends to its offshore parent. Although the Renminbi has been fully convertible for current account transaction since 1996, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions.

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

The China Enterprise Income Tax Law, or the EIT Law, and its implementing rules became effective on January 1, 2008. The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises, or FIEs, under the previous tax law. The EIT Law, however, (i) reduces the top EIT rate from 33% to 25%, permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules, and (ii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% EIT rate. Nanjing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 13, 2010 with a valid period of three years, hence was entitled to a reduced 15% EIT rate for the years 2010 through 2012. The status was renewed in September 2013 for another three years and Nanjing Mindray will be entitled to a reduced 15% EIT rate for the years 2013 through 2015. Shenzhen Mindray had obtained a qualification certificate of New and Hi-Tech Enterprise status on December 16, 2008 with a valid period of three years, hence was entitled to a reduced 15% EIT rate for the years 2008 through 2010, and the status was subsequently renewed in October 2011 and successfully re-applied in September 2014 respectively, each time for another three years; therefore Shenzhen Mindray will be entitled to a reduced 15% EIT rate for the years 2011 through 2016. Beijing Mindray had obtained a qualification certificate of New and Hi-Tech Enterprises status on December 24, 2008 with a valid period of three years, hence Beijing Mindray was entitled to a reduced 15% EIT rate for the years 2008 through 2010, and the status was subsequently renewed in October 2011 and successfully re-applied in October 2014 respectively, each time for another three years; therefore Beijing Mindray will be entitled to a reduced 15% EIT rate for the years 2011 through 2016. Additionally, Shenzhen Mindray Software had obtained a qualification certificate of New and Hi-Tech Enterprise status on November 11, 2013 with a valid period of three years, hence Shenzhen Mindray Software will be entitled to a reduced 15% EIT rate for the years 2013 through 2015. However, the continued qualification for New and Hi-Tech Enterprise Status will still be subject to evaluation by the relevant government authority in China. In addition, Nanjing Mindray, Shenzhen Mindray, Beijing Mindray and Shenzhen Mindray Software will need to apply for an additional three-year extension upon the expiration of the current qualification if they desire to continue to enjoy the 15% reduced rate.

Shenzhen Mindray was also awarded “Nationwide Key Software Enterprise” status for the calendar years 2009 through 2014, which allows Shenzhen Mindray to enjoy a unified 10% EIT rate for these years under the tax policies for software and integrated circuit industries. Currently, the Nationwide Key Software Enterprise status is granted every two years by the relevant government authority in China. Shenzhen Mindray may not be granted this status for any future years.

Under the phase-out rules of EIT Law, enterprises established before the promulgation date of the EIT Law and which were granted preferential EIT treatment under the then effective tax laws or regulations may continue to enjoy their preferential tax treatments until their expiration. Accordingly, Beijing Mindray, an enterprise established before the promulgation date of the EIT Law, was entitled to a preferential treatment under the phase-out rules, under which it enjoyed a 50% reduction to the EIT for the taxable years 2008 to 2010. Nanjing Mindray, was entitled to an EIT exemption from 2008 to 2009 and a 50% tax reduction from 2010 to 2012. Additionally, Shenzhen Mindray Software is entitled to the tax exemption in 2013 and 2014, and a 50% tax reduction from 2015 through 2017.

The PRC tax policies, interpretations and practices regarding preferential treatments is subject to continuous change and uncertainty and we cannot assure you that Shenzhen Mindray, Beijing Mindray, Nanjing Mindray and Shenzhen Mindray Software will continue to qualify as New and Hi-Tech Enterprises under the EIT Law, enjoy the preferential treatments, not encounter any challenges regarding past application of such treatments, or that the local tax authorities will not, in the future, change their position and revoke any of our past preferential tax treatments. The discontinuation of any of our preferential tax treatments could materially increase our tax obligations.

Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in China, Shenzhen Mindray, has been entitled to a refund of VAT at a maximum rate of 14% of the sale value of self-developed software that is embedded in our products since 2001. In addition, this VAT refund policy is extended after its expiration at end of 2010 by the State Council on January 28, 2011 by promulgation of the Notice on Printing and Distribution of Several Policies to Further Stimulate the Development of Software and Integrate Circuit Industries, without a specific term for the extension however. The amount of VAT refunds included in revenue in 2012, 2013 and 2014 was $26.9 million, $28.4 million and $31.9 million, respectively. While Shenzhen Mindray and certain of our PRC subsidiaries expect to continue to qualify for the VAT refund, we cannot assure you that they will not encounter any challenges regarding such VAT refund from local tax authorities in the future.

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

Any increase in the EIT rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our PRC subsidiaries could adversely affect our business, operating results and financial condition.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% EIT rate on their worldwide income. A tax circular issued by the PRC State Administration of Taxation on April 22, 2009, or Circular 82 regarding the standards used to classify certain PRC-controlled enterprises registered outside of China as “resident enterprises” states that dividends paid by such “resident enterprises” and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when received or recognized by non-PRC resident enterprise shareholders. This circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and assets of an enterprise. In addition, Circular 82 mentioned above specifies that certain PRC-controlled enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision-making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of senior management or directors having voting rights. The State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues concerning the Recognition of Resident Enterprises Based on the Place of Effective Management Criteria on January 29, 2014, which made several amendments to Circular 82, while the standards used to classify certain PRC-controlled enterprises registered outside of China as “resident enterprises” remain unchanged.

Currently, there is no specific regulation determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises. Circular 82 applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign corporations like us, therefore Circular 82 does not apply to us directly. However, the State Administration of Taxation may take the view that the determining criteria set forth in Circular 82 reflects general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. Currently, a substantial majority of the members of our management team as well as the management team of some of our offshore holding companies are located in China. However, there are some criteria by reference to Circular 82 which we do not clearly fall into. Therefore, in the absence of detailed implementing regulations or other guidance determining that offshore companies controlled by PRC individuals or foreign corporations like us are PRC resident enterprises, we do not currently consider our Cayman Islands company or any of our overseas subsidiaries to be a PRC resident enterprise. Additional implementing regulations or guidance may be issued determining that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes. If the PRC tax authorities determine that we are a “resident enterprise,” a number of unfavorable PRC tax consequences could follow. First, we will be subject to income tax at the rate of 25% on our worldwide income and reporting obligations. Second, although under the EIT Law and its implementing rules, dividends paid to our Hong Kong company and ultimately to our Cayman Islands company from our PRC subsidiaries would qualify as “tax-exempted income,” we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as “resident enterprises” for PRC EIT purposes. Finally, a withholding tax of 10% for our non-PRC enterprise investors or potentially an individual income tax of 20% for individual investors will be imposed on dividends we pay to them and with respect to gains derived by such investors from transferring our shares or ADSs. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under the circumstances mentioned above, the value of your investment in our shares or ADSs may be materially and adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

According to the Notice of the State Administration of Taxation on Summary Table of Treaty Rates for Dividends, or Circular 112, which was issued on January 29, 2008 and the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Tax Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiaries may be subject to a withholding tax at a reduced rate of 5% if such Hong Kong entity owns at least 25% of the equity interest of the PRC company. In addition, the PRC State Administration of Taxation promulgated a tax notice on October 27, 2009, or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis with the unfavorable factor tests will be used based on a “substance-over-form” principle to determine whether or not to grant tax treaty benefits. On June 29, 2012, the State Administration of Taxation further issued the Announcement regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. On April 12, 2013, the State Administration of Taxation further issued an opinion, or Circular 165, which explains how to apply the unfavorable factor test described in Circular 601, as well as provides relevant interpretations on Announcement 30 in beneficial ownership analysis. As a result, although our PRC subsidiaries are currently wholly-owned by our Hong Kong subsidiaries, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Double Taxation Arrangement (Hong Kong) on dividends. If our Hong Kong subsidiaries would not be considered to be the beneficial owners of any such dividends or the shareholding is less than 25%, such dividends would as a result be subject to income tax withholding at the rate of 10% rather than the favorable 5% rate applicable under the tax treaty between mainland China and Hong Kong.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, associated with administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including an affiliate of our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, sanctioning these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. Any Commission endorsement or other determination itself could be appealed by the accounting firms in the U.S. court system. On February 12, 2014, the Big Four PRC-based accounting firms initiated a review of the initial administrative law decision to the SEC. We were not and are not involved in the proceedings brought by the SEC against these accounting firms. On February 6, 2015, the Big Four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit US-listed companies. The settlement required the Big Four PRC-based accounting firms to follow the SEC’s specified procedures and to seek to provide the SEC with access to the Big Four PRC-based accounting firms’ audit documents via the China Securities Regulatory Commission. If potential document productions depart from the criteria pursuant to the SEC’s specified procedures, the SEC retains authority to impose a variety of additional remedial measures on the Big Four PRC-based accounting firms, depending on the nature of such departure. While we cannot predict whether the SEC will further review the Big Four PRC-based accounting firms’ compliance with the SEC specified criteria or whether the results of such a review would result in the SEC imposing penalties such as suspensions or reinitiating administrative proceedings, if the Big Four PRC-based accounting firms are subject to the additional remedial measures, because our auditor having its PRC-based affiliate carrying out audit procedures on our Mainland China operations, our ability to file our financial statements in compliance with SEC requirements could be impacted.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Auditors of companies that are registered with the United States Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States) (“the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the PRC authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (“the CSRC”) and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit PRC companies that trade on the U.S. exchanges.

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

We are a Cayman Islands holding company. Our operations began in China and date back to 1991. In advance of our initial public offering in 2006, we established our current holding company structure. Our holding company, Mindray International, is an exempted company with limited liability under the Companies Law of the Cayman Islands, or the Companies Law.

We conduct a substantial majority of our business through our consolidated operating subsidiary, Shenzhen Mindray. Additionally, our other primary operating subsidiary is Mindray DS USA. In 2013, we acquired ZONARE, a U.S. ultrasound technology company in the high-end radiology market. For additional information on our organizational structure, see Item 4.C, “Information on the Company — Organizational Structure.”

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

We sell our products through different distribution channels in different geographies. In China and emerging markets, we sell our products primarily to third-party distributors. We believe we have one of the largest distribution, sales, marketing and service networks for medical devices in China with over 1,600 distributors. As of December 31, 2014, we had more than 2,100 sales, marketing and services personnel managing our distribution network and covering the direct sales activities in the China region. In the United States, the United Kingdom, France, Germany and the Netherlands, we sell our products primarily through a direct-sales model. To the extent we complement our direct sales model with independent distribution network, our direct sales force in a country also manages the distributors in such country. We also work with over 1,700 third-party distributors and have more than 1,100 sales, marketing and services personnel managing our distribution network and covering regions outside of China as of December 31, 2014. We additionally provide after-sales services to our direct-sales customers and through our distribution channels.

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

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues, in research and development in 2012, 2013 and 2014. We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Seattle, Washington; Miami, Florida; and Stockholm, Sweden. We believe that our emphasis on research and development investment is the most important core competency we have to achieve our historic growth and maintain growth potential going forward. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2014, we had more than 2,000 engineers and other research and development personnel in multiple research and development centers in China, the United States and Sweden. Our research and development facility in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Products

We have three primary product business segments — patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems. In past years, we expanded our product offerings through acquisitions and some of these acquisitions are in high-value consumables, such as in the orthopedic and endoscope businesses.

In 2014, our products were sold in more than 190 countries and regions, and international sales accounted for 54.1% of our net revenues in 2014.

We typically obtain a CE mark and FDA 510(k) clearance for the products we intend to market internationally. A CE mark certifies full compliance with the Medical Device Directives of the European Union and enables us to market the products in any member state of the European Union. We declare the CE mark ourselves for a majority of in-vitro diagnostic products pursuant to the relevant regulation of European Union, internal defibrillation paddles are issued by SGS and the remaining are issued by TUV. The CE mark issued by SGS or TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis. FDA 510(k) clearance from the U.S. Food and Drug Administration, or FDA, is required to market any of the medical devices in our current product portfolio in the United States. We also obtain CFDA Registration Certificate for products that market in China, as well as certifications and registrations as required according to local regulation in the other markets where we sell our products.

The chart below provides selected summary information about the products that we introduced in 2014:

Business Segment	Products	Description

Patient Monitoring and Life Support Products	The SV-300 ventilator	A state-of-the-art ventilator equipped with extensive ventilation modes that can treat pediatric and adult patients of all acuity levels at ICUs and Intermediate Care

	The HyBase 8500 operating table	An operating table that guarantees the highest safety and stability in any position and the modularized tabletop can be tailored to various surgical disciplines

	The BeneFusion DS5 bedside work station	An advanced bedside work station based on intravenous infusion workflow management with modern electronics, IT and state-of-the-art manufacturing technology

	The BeneFusion CS5 central infusion supervision system	An intelligent central infusion supervision system with real-time patients’ infusion status

In-vitro Diagnostic Products	The CAL 8000 cellular analysis line	A cellular analysis line that integrates high performance five-part hematology analyzer/body fluid analyzer, highly reliable automated slide maker and stainer and modularized track system

	The BriCyte E6 flow cytometer	A dual-laser flow cytometer which can perform quantitative analysis of both biochemical and biophysical characteristics of cells

Medical Imaging Systems	The M9 portable ultrasound system	A premium hand-carried color Doppler ultrasound system with logical and efficient workflow

	The DC-70 ultrasound system	An efficient workhorse in the mid-range segment which combines powerful and versatile diagnostic tools with perfect user experience by touch gesture operations

We plan to introduce an additional seven to ten new products in 2015.

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

Patient monitoring and life support products accounted for 42.4%, 38.7% and 36.7% of our total net revenues in 2012, 2013 and 2014, respectively.

In-vitro Diagnostic Products

Our in-vitro diagnostic products provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated in-vitro diagnostic products for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of in-vitro diagnostic products in seven product categories: hematology analysis, biochemistry analysis, immunoassay analysis, flow cytometric analysis, coagulation analysis, urine sediment analysis and microbiology analysis. Urinalysis, together with hematology and biochemistry analysis, are the three most common methods used in in-vitro diagnostic market.

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

Immunoassay analyzers. Our immunoassay analyzers measure the concentration of protein such as hormone, tumor marker and virus protein. These hormone measurements can monitor the functioning of glands such as the thyroid gland. Tumor marker measurement can be used on cancer diagnostics and cancer treatment monitoring. Virus protein measurement can be used on infection disease diagnostics and monitor of antiviral therapy such as hepatitis B.

Flow Cytometers. Our flow cytometers use a laser-based flowing system to simultaneously measure physical and chemical characteristics of thousands of cells per second. They can assist the diagnosis of a wide range of health disorders, especially leukemia, lymphoma and immunodeficiency diseases. Besides clinical purposes, there are many other applications for our flow cytometers in basic research and in the pharmaceutical industry.

Coagulation analyzers. Our coagulation analyzers are used to measure activated partial thromboplastin time (APPT), prothrombin time (PT), thrombin time (TT), fibrinogen (FIB), D-Dimer and clotting factor. They are mainly applied for examination before operation, cardiovascular and blood coagulation diseases detection.

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

Reagents. We also offer reagents for use with our in-vitro diagnostic products. A reagent is a substance used in the chemical reactions analyzed by our in-vitro diagnostic products. As of December 31, 2014, we offered more than 90 reagents for hematology analyzers, 120 reagents for biochemistry analyzers and 27 reagents for immunoassay analyzers. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. As we expand our line of reagents available for sale in China and globally and continue to grow our installed base of in-vitro diagnostic products and offer products with the ability to run more tests per hour, we anticipate that the recurring revenue stream from reagent sales will likewise grow. Reagent sales accounted for 35.3%, 38.8% and 43.8% of our in-vitro diagnostic products segment revenues in 2012, 2013 and 2014, respectively.

In-vitro diagnostic products, including reagents, accounted for 27.0%, 27.6% and 27.8% of our total net revenues in 2012, 2013 and 2014, respectively.

Medical Imaging Systems

Our medical imaging systems segment includes ultrasound systems, digital radiography systems and a magnetic resonance imaging system.

Our ultrasound systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently offer black and white and color ultrasound systems, with a broad range of transducers to enhance the adaptability of these products for a variety of applications. We believe this variety and adaptability increases customer appeal and broadens our potential client base. Our digital radiography systems use flat-panel detectors to capture images. Digital radiography systems shorten x-ray exposure time compared to traditional film-based radiography systems. The detector design of our digital radiology systems eliminates manual activities, hastens treatment, improves patient comfort and provides greater cost efficiency. Our magnetic resonance imaging system uses permanent magnetic field and in-scan technology to record the image of the scanned area of the body.

Our medical imaging systems segment accounted for 23.9%, 25.0% and 26.0% of our total net revenues in 2012, 2013 and 2014, respectively.

Other products

Our other products segment mainly includes orthopedic products, endoscope devices and healthcare IT solutions products.

We have a range of orthopedic products including trauma, spine and joint. Trauma products are used to restore function of fractured extremities. Spine products are mainly applied in vertebral body damage and spine chronic diseases while joint products are applied in damaged or disabled joint replacement. Currently we have both rigid and flexible endoscope products. Both types of endoscope products can be used to examine the interior of a hollow organ or body cavity. Compared to traditional open surgery, minimally invasive surgery using a rigid or flexible endoscope is generally considered safer and quicker, typically resulting in less pain and shorter rehabilitation time for patients. Our healthcare IT solutions mainly include PACS (Picture Achieving and Communication System) and RIS (Radiology Information System). PACS is a medical imaging technology that provides economical storage of and convenient access to images from multiple modalities. RIS is a computerized database used by radiology departments to store, manage and distribute patient radiological data and imagery. The RIS system generally consists of patient tracking and scheduling, result reporting and image tracking capabilities, and is critical to the efficient workflow of radiology practices. The PACS and RIS systems are used in hospitals’ radiology, ultrasound, endoscopy and pathology departments as digital picture archiving and communication management solutions.

China Distribution, Direct and Tender Sales

Our products are sold in China primarily through our nationwide distribution and sales network. As of December 31, 2014, we had over 1,600 distributors. As of December 31, 2014, we had more than 2,100 sales, marketing and services personnel managing our distribution network and covering the direct sales activities in the China region, located in 32 offices in China. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China within a short period of time. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. We grant the majority of our distributors in China an exclusive right to sell a particular product or set of products within a specified territory. In any given territory we may have several distributors selling different products on an exclusive basis if their customers or use-fields are specified differently. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. We actively manage our distribution network, regularly reviewing distributor performance and terminating underperforming distributors. We typically negotiate and enter into annual framework distribution agreements with a majority of our distributors and sell on a purchase-order basis. However, for certain of our distributors, we enter into long-term distribution agreements to enable such distributors to invest more resources in promoting our products. None of our distributors accounted for more than 2% of our net revenues in any of the past three years. Prior to shipment, our exclusive distributors in China typically pay at least 50% of the purchase price.

In China, we also sell our products directly to hospitals, clinics and government health bureaus.

We define government tender sales as organized medical equipment purchasing activities from central or provincial governments in China for multiple hospitals, clinics and other healthcare facilities. Tender sales are a facilitated government-run tender process, and can involve both direct sales by us to end users and sales through a distributor. Government tender sales are based on government budget, policies and directives. There is no certainty of the nature of such policies from period to period. We generally enter into China-based tender sales contracts with tender organizers such as government healthcare entities or provincial health departments. The terms of these contracts generally provide that following product delivery, the tender organizer has seven product inspection days, after which the products will be deemed accepted, and a one to three year warranty period will commence. Upon acceptance, the tender organizer will prepare an application for payment and an acceptance report to the relevant government body, such as a provincial finance bureau or procurement center, for approval and payment. The relevant government body will generally pay 95% of our invoice within 30 to 60 days after the acceptance date. The remaining invoice balance is typically payable one year following the acceptance date. Due to changes in government funding allocation, primarily the shift from government tender sales to hospitals’ direct purchases in China, our revenues generated from China-based tender sales provided to government agency customers accounted for 4.7%, 2.3% and 1.5% of our net domestic revenues in 2012, 2013 and 2014, respectively.

International Distribution and Direct Sales

We maintain both distribution networks and direct sales channels in our international markets. As of December 31, 2014, our international distribution and sales network consisted of over 1,700 distributors and more than 1,100 sales, marketing and service personnel covering more than 190 countries and regions. We grant a minority of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country.

As we expand our international sales, we sometimes provide qualified distributors with credit terms that we believe are consistent with prevailing market practices in their distribution areas. Most of our credit extended to international distributors is covered by our export credit insurance. See Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts.”

In the United States, United Kingdom, France, Germany and the Netherlands, we maintain direct sales channels primarily and employ sales teams in these regions with direct sales experience with hospitals, medical clinics and doctors. For certain direct sales in the United States and France, we have also utilized third-party equipment leasing agents. Such leasing companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the leasing company upon product delivery. For the period from 2012 to 2014, these arrangements represented an immaterial percentage of our total net revenues.

Marketing

We focus our marketing efforts on establishing and strengthening business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2014, we attended and sponsored over 170 medical exhibitions in China and internationally. We also conduct on-site demonstrations of our products at hospitals, and we often offer new customers one of our products at a discounted rate. In addition, we advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers

We primarily sell to two categories of customers: distributors, who sell through our distribution and sales network, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed both on a revenues and geographic basis. Our ten largest customers based on net revenues collectively accounted for 5.2%, 4.8% and 5.1% of our net revenues in 2012, 2013 and 2014, respectively.

Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. As of December 31, 2014, we have over 1,600 distributors in China and over 1,700 additional distributors outside China.

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

Customer Support and Service

China

We believe that we have the largest customer support and service team for medical devices in China, with more than 600 employees located in our main facility in Shenzhen and our 32 local sales, marketing and services offices in China as of December 31, 2014. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.

•	Customer Support and Service. In 2014, we conducted over 170 training sessions at our main facility in Shenzhen and over 120 training sessions at our other offices in China. We also conducted over 170 training sessions in hospitals and other venues throughout China. We maintain a customer service center in Shenzhen to address our customers’ needs, including basic technical support and product repair. For more complex issues, our customer service center connects our customers with the appropriate personnel from our research and development team. For support issues that require a site visit or for maintenance and repair requests, we maintain maintenance and repair personnel as well as supplies of parts and components at our China offices. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair, which in turn creates and reinforces positive impressions of our brand.

•	Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.

•	Extended Warranty Service. We provide extended warranty services, typically under one-year contracts, for a separate fee to both our end users and our distributors.

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

All of our China-based facilities are ISO 9001 and ISO 13485 certified. We manufacture and assemble our patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems primarily in four facilities across China, comprising approximately 163,900 square meters in size. See Item 4.D., “Information on the Company—Property, Plant and Equipment” for a schedule and description of our facilities.

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

Our manufacturing strategy also incorporates strategic outsourcing. In particular, we outsource components that we believe can more efficiently and cost-effectively be produced by third-party providers. Major outsourced components include integrated circuits, electronic components, raw materials and chemicals for reagents, and valves. Other components outsourced in the manufacturing process include various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers.

Consistent with our overall strategy of maintaining a China-based manufacturing infrastructure and leveraging our vertically integrated operating model, we have transferred, as practicable, substantially all outsourced manufacturing contracts entered into by our acquired Datascope’s patient monitoring business to our in-house manufacturing infrastructure in China. Currently, the manufacturing process of the recently acquired ZONARE is outsourced to third-party manufacturers. However, as we integrate ZONARE into our overall company structure and strategy, we are continuously assessing the cost efficiency and manufacturing margins of bringing some or all of ZONARE’s products in-house. We intend to transfer the manufacturing of substantially all of ZONARE’s products in-house in the near future. We purchase components for our products from approximately 500 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 3% of our supply purchase expenditures in 2013 or 2014. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly, we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.

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

Intellectual Property

We have developed a valuable portfolio of intellectual property rights to protect the technologies, inventions and improvements that we believe are significant to our business, which includes issued patents in China and the United States, as well as pending patent applications in China, the United States, Europe and India. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We are expanding our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.

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

We have registered trademarks in China and in the United States and in other countries for the “Mindray” name and associated marks used on our own-brand products. In December 2013, the Trademark Office of the SAIC recognized our “Mindray” name as a Well-Known Trademark in medical analysis instruments, medical devices and instruments, and medical diagnostic equipment. We also have registered trademark rights for the use of the Datascope trademarks in our patient monitoring devices. In 2011, we also granted certain Datascope entities a 20-year exclusive license for certain Datascope related trademarks for use in certain circumstances. We have filed for trademark protection for the “Mindray” name and associated marks in the North American, Central American, South American, European, Asian, African and Oceanian countries where we market our products, and will continue to follow our brand management policy to build brand name recognition of “Mindray” and associated marks in these countries. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — Disputes over use of our brand names or the brand names we license, the expenses incurred in developing and preserving the value of our brand name, and any loss of rights to use our brand names or the brand names we license as a result of challenge, may adversely affect our business.”

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

For domestic sales, our competitors include multinational companies and domestic PRC companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small- and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for our sales to large-sized hospitals. We are facing increasing competition within the domestic markets, mainly attributable to the increasing entry of multinational companies into the domestic markets through acquisitions of established PRC companies.

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

Medical Imaging Systems. For domestic sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Siemens Medical. For international sales of medical imaging systems, our primary competitors are GE Healthcare, Philips Healthcare and Hitachi.

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

Our accounts receivables balances and receivable turnover days are, in turn, impacted by seasonality in revenues. Our accounts receivable balances are typically the lowest in the first quarter in connection with lower first quarter sales due to the Chinese Lunar New Year holiday, and typically the highest at year-end, as the fourth quarter is traditionally our strongest sales quarter. Receivables turnover days for any period are calculated by using accounts receivable net balances at the beginning and end of the period compared to net revenues for the period. Demonstrating the impact of seasonality, our receivable turnover days for the first quarter of 2014 was 69 days (reflecting higher accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 62 days for calendar year 2014.

Insurance

We maintain various insurance policies in connection with the operation of our business. For example, we maintain liability insurance to cover product liability claims arising from the use of our products sold outside of China, comprehensive property insurance to recover loss and damage of certain of our fixed assets. We maintain cargo insurance coverage to recover loss and damage to our products during transportation. Our various insurance coverages, however, may not be sufficient to cover any claim for product liability, advertising or promotional liability, damage to our fixed assets or damage to our products during transit or litigation or related indemnity costs. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance in China. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or regulatory actions could be costly and time-consuming to defend, damage our reputation and materially and adversely affect our business, financial condition and results of operations.”

We provide credit terms to qualified international distributors, typically located in North America and Western Europe. To date, most of our credit extended to international distributors has been covered by our export credit insurance. See Item 5, “Operating and Financial Review and Prospects — Critical Accounting Policies — Allowance for Doubtful Accounts.”

Facilities

See Item 4.D, “Information on the Company — Property, Plant and Equipment.”

Legal Proceedings

From time to time, we may bring against others or be subject to various claims and legal actions arising in the ordinary course of business, including businesses we may acquire.

On December 21, 2012, Masimo Corporation brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Shenzhen Mindray’s pulse oximeters and sensors infringe nine Masimo patents relating to pulse oximeters and sensors, and that Shenzhen Mindray breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. Shenzhen Mindray’s Purchase and License Agreement with Masimo expired on December 31, 2012. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013. Masimo filed a First Amended Complaint against Shenzhen Mindray alone on August 5, 2013 and a Second Amended Complaint against Shenzhen Mindray alone, but adding Masimo International SARL as co-plaintiff, on July 7, 2014. Shenzhen Mindray is vigorously defending itself against Masimo’s claims; has asserted counterclaims for declarations of non-infringement and invalidity of all nine asserted patents, and has asserted numerous counterclaims against Masimo, including for antitrust violations and for infringement of two United States patents. Trial has been scheduled for December 1, 2015.

In addition, on December 11, 2013, Masimo Corporation brought an action in New Jersey Superior Court, Bergen County, against Mindray DS USA, Shenzhen Mindray, and its holding company, Mindray International. Masimo alleges that Mindray DS USA, Shenzhen Mindray and Mindray International are alter-egos of each other, and that Mindray DS USA has breached its Restated Purchasing and Licensing Agreement with Masimo dated August 17, 1997, as amended (“the DS Agreement”), acquired by Mindray DS USA in 2008 in connection with its acquisition of the Datascope’s patient monitoring business. Masimo further alleges that Shenzhen Mindray and Mindray International have conspired with Mindray DS USA to breach the DS Agreement by failing to integrate Masimo SET® technology into all of Mindray DS USA’s future pulse oximetry products and by continuing to market Mindray pulse oximetry technology. Mindray DS USA removed the originally filed state court action to the United States District Court for the District of New Jersey on January 17, 2014, and on January 24, 2014, filed a motion asking the New Jersey District Court to stay or dismiss the case. Masimo filed a motion asking the New Jersey District Court to remand the case to the Superior Court. The District Court granted the Masimo’s motion to remand on January 7, 2015 without ruling on Mindray DS USA’s motion to dismiss. Mindray DS USA again removed the remanded state court action to the United States District Court for the District of New Jersey, and refiled its motion to stay or dismiss the case. On January 29, 2015, Mindray International and Shenzhen Mindray each moved to have the Complaint against them dismissed. Briefing on those motions is completed, and motions are awaiting to be taken up by the District Court.

We acquired ZONARE in July 2013. On November 1, 2013, HDX Corporation, or HDX, filed a complaint against ZONARE in the Northern District of California, alleging that ZONARE was in breach of a December 11, 2009 Manufacturing Rights Agreement between ZONARE and HDX. HDX’s complaint also named three former or current employees of ZONARE as individual defendants. In the complaint, HDX also alleged that ZONARE and the individual defendants engaged in promissory fraud and asserted that the defendants’ alleged misrepresentations in connection with the 2009 agreement induced HDX invest in ZONARE. Specifically, HDX asserted claims for breach of contract, intentional fraud, fraudulent concealment and violations of California statutory provisions, and sought both monetary damages and injunctive relief. In January 2014, ZONARE and the individual defendants filed motions with the court to compel arbitration and dismiss HDX fraud-based claims. Subsequently, HDX agreed to refer the matter to arbitration, the court stayed the action pending arbitration and, in February 2014, HDX filed a demand for arbitration with the American Arbitration Association. ZONARE and the individual defendants and HDX have recently agreed to settle and dismiss the arbitration and all claims with prejudice.

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

Class I devices require product certification and are those with low risk to the human body and are subject to “general controls.” Class I devices are regulated by the municipal level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “strict controls.” Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the CFDA under the strictest regulatory control.

The majority of our products manufactured in China are classified as Class II or Class III devices. The majority of our in-vitro diagnostic products are Class II medical devices and the remainder are Class III medical devices. Beneview series, PM series and MEC series patient monitors, TMS-6016 telemetry monitoring system, WATO and A series anesthesia machines, E5/E3 ventilator, are classified as Class III medical devices, while the remainder of our patient monitors and operating tables and surgical lights are classified as Class II medical devices. Our MRI system is classified as a Class III medical device, our DR is classified as Class II medical device, and our Color Doppler Ultrasound Device consists of products classified both as Class II medical devices and as Class III medical devices. The remainder of our medical imaging systems are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs, diluent and lead wires.

In China, our reagents used with our in-vitro diagnostic products are divided into the categories of hematology reagents, flow cytometer reagents, immunology reagents and clinical chemistry reagents. While a part of biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, all the reagents manufactured by us are subject to regulatory controls similar to those governing medical devices; i.e. in order to engage in the manufacture of IVD reagents, a manufacturer must have a medical device manufacturing license specifically covering IVD reagents, in order to engage in the distribution of IVD reagents, a distributor must have a medical device distribution license specifically covering IVD reagents and each reagent product must be registered before it can be manufactured for commercial distribution.

Medical Device and IVD Reagent Manufacturing License

A manufacturer must obtain a manufacturing license from the provincial level food and drug administration before commencing the manufacture of Class II and Class III medical devices or IVD reagents. No manufacturing license is required for the manufacture of Class I devices, but the manufacturer must notify the municipal level food and drug administration where the manufacturer is located and file for record with it.

Our manufacturing license covers the manufacture of our patient monitoring and life support products, in-vitro diagnostic products (including IVD reagents) and medical imaging systems.

A manufacturing license, once obtained, is valid for five years and is renewable upon expiration. To renew a manufacturing license, a manufacturer needs to submit to the original level food and drug administration that issued the license an application to renew the license, along with required information six months before the expiration date of the license. Our manufacturing licenses for Shenzhen Mindray and Nanjing Mindray will expire on June 3, 2019 and July 19, 2018, respectively.

Medical Device Distribution License and IVD Reagent Distribution License

A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices or IVD reagents in China. A distribution license is valid for five years and is renewable upon expiration. To renew a distribution license, a manufacturer or distributor needs to submit to original level food and drug administration that issued the license an application to renew the license, along with required information six months before the expiration date of the license. We have a medical device distribution license covering the distribution of Class II and Class III medical devices which will expire on March 30, 2016 and a medical device distribution license covering the distribution of IVD reagents which will expire on September 24, 2019.

Registration Requirement

On March 7, 2014, the State Council promulgated the Regulations for Supervision and Administration of Medical Devices, which took effect on June 1, 2014. CFDA also promulgated the Measures for the Administration of Registration of Medical Devices, Measures on the Supervision and Administration of the Business Operations of Medical Devices and Measures for the Supervision and Administration of Medical Device Production on July 30, 2014, all of which have come into effective on October 1, 2014. Before a medical device can be manufactured for commercial distribution, a manufacturer must affect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the CFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the CFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the Ethics Committee in the institutions recognized by the food and drug administration approves the application for clinical trial and the clinical trial has been filed to the provincial food and drug administration for record, the qualified clinical trial institution may begin the clinical trial. Clinical trials for some particular high risk devices need approval from the food and drug administration in advance. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The food and drug administration, after receiving an application for the registration, will review the application package and notify the applicant whether the application for registration is approved. The application materials shall be submitted to the technology review organization within three days after the relevant food and drug administration receives the application for registration. The technology review organization shall complete the technology review in 60 business days for Class II device and in 90 business days for Class III device. In practice, however, this review process for Class III devices could take up to eight months or even longer. If approved, a registration certificate will be issued within ten days after written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is currently valid for five years.

Pursuant to the Measures for the Administration of Registration of In-Vitro Diagnostic Reagents enacted by the CFDA on July 30, 2014 and which became effective on October 1, 2014, all of our IVD reagents products are subject to registration requirements similar to medical devices. To date, approximately 300 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained required medical device registration certificates from respective levels of food and drug administration.

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

Radio Transmission Equipment Type Approval Certificate

As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Industry and Information Technology. Our certificate will expire on June 9, 2019.

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

Conflict Minerals

In 2012 pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC introduced a special disclosure rule that requires us to conduct due diligence on and disclose if we are able to determine whether certain materials (including tantalum, tin, gold and tungsten), known as conflict minerals, that originate from mines in the Democratic Republic of Congo or certain adjoining countries, or DRC, are used in our products. The DRC minerals report is due annually on May 31 for the prior calendar year and we are conducting appropriate diligence measures to comply with such requirements.

European Union

The European Union has promulgated rules that require commercial medical products to bear the CE mark. The CE mark is recognized by the European Union as a symbol of compliance with 93/42/ EEC, the Medical Device Directives of the European Union. The CE mark allows us to market our products throughout the European Economic Area. Our manufacturing facilities received the most updated ISO 9001/ISO 13485 Quality Systems certification in December 2008. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe. Failure to receive regulatory approval to affix the CE mark would prohibit us from selling these products in member countries of the European Union.

We declare the CE mark ourselves for a majority of our in-vitro diagnostic products pursuant to the European Union Directive 98/79/EC, internal defibrillation paddles are issued by SGS and the remaining are issued by TUV. The CE mark issued by SGS or TUV demonstrates that not only has a representative sample of the product been evaluated, tested, and approved for safety, but also that the production line has been inspected on an annual basis.

In September 2012, the European Commission adopted proposals for amendment of the Medical Device Directives (93/42/EEC) and the Regulation on In-vitro Diagnostic Medical Devices (98/79/EC) in order to enhance the current legal regime on medical devices and strive for more uniform implementation of rules throughout European Union. Both proposals have been submitted to the European Parliament and the Council and are targeted to be adopted in 2015. If adopted, these amendments would gradually come into effect from 2015 to 2019. Upon the effectiveness of the amendments, medical device manufacturers like us would be subject to more scrutiny, including a more thorough testing system on device manufacturing, more stringent traceability on safety responsibilities and stricter requirements for clinical assessment, among others.

In July of 2011, the European Union issued directive RoHS 2.0, which now includes medical devices in its scope. Previously, the RoHs directive did not require any specific labeling to prove compliance. Beginning July 22, 2014, however, all medical devices covered under this new directive will be restricted from the use of six substances, and only compliant products can be labeled with the CE mark. To meet the requirements of this directive, we have established the Hazardous Substance Process Management according to IECQ QC 080000:2012 and Directive RoHS 2.0 to effectively safeguard the designing, manufacturing and assembly of our products to demonstrate our compliance. We received the IECQ QC 080000 certificate issued by SGS. Working together with our suppliers, our medical equipment released in EU have complied with RoHS 2.0 from July 22, 2014. We plan to ensure that IVD products and veterinary equipment will meet compliance of this directive by July 2016 and July 2019, respectively.

The third edition of IEC60601-1 standard, a globally recognized standard for electro-medical equipment safety, was published in 2005. Both the European Union and Canada required that all products launched in the market after June 1, 2012 comply with this standard and existing products already tested to second edition standards be reevaluated to the third edition. According to the relevant enforcement schedules, products with a particular standard are controlled by such standard, and both that standard and the second edition will continue to be used together until a new particular standard is published that aligns with the third edition. Working with a third-party test lab, all of our medical products marketed in the European Union currently comply with the third edition of IEC 60601-1 standard.

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

Anti-Corruption Laws

We are subject to China’s anti-corruption laws, the U.S. Foreign Corrupt Practices Act, or FCPA, the Bribery Act 2010 of England and Wales, or the UK Bribery Act, and applicable anti-corruption and anti-bribery laws of other jurisdictions in which we do business, in connection with the marketing and distribution of our products. Due to the conditions of competition in the markets for medical devices in China and other emerging markets, we believe that corrupt practices may still occur within our industry. Such practices in China may involve inappropriate and unlawful payments or favors to influence procurement decision of customers, regulatory approval decisions of the CFDA and clinical trials conducted by PRC hospitals and medical institutions. Many of the individuals involved in these processes would qualify as “foreign government officials” under the FCPA, and improper payments to such recipients may violate the anti-bribery provisions of the FCPA and other applicable anti-corruption laws. Additionally, as we have sales offices in the United Kingdom and employ UK citizens, we may be subject to the commercial bribery provisions of the UK Bribery Act, which applies to non-government officials. There have been numerous enforcement actions by government authorities in the United States, China and other jurisdictions that have involved corruption in the medical device industry. In January 2013, we updated our anti-corruption policies and procedures to ensure compliance with applicable laws concerning corrupt practices. We also hired a dedicated compliance officer and established the Compliance Office to monitor the implementation of such policies and procedures together with our Supervision Department and Internal Audit Department.

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended in 2008; and
•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the supervision of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued a Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 superseded SAFE’s Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005. According to SAFE Circular 37, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for purposes of overseas equity financing. The PRC resident shall apply for SAFE registration for overseas investment before paying capital to the SPV by using his, her or its legally owned assets, whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing.” In addition, SAFE Circular 37 requires amendment to the registration in the event of any significant changes to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

According to SAFE Circular 37, if the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the SPV may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Failure to make the required registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in additional liability under PRC law for violating applicable foreign exchange restrictions.

As a Cayman Islands company holding our operating subsidiaries in China, we are considered a SPV under SAFE Circular 37. PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. We have requested our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary SAFE registrations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.”

SAFE issued the Notice on Further Simplified and Improved Direct Investment Foreign Exchange Management Measures, or SAFE Notice 13, on February 28, 2015, which will be effective from June 1, 2015. Pursuant to SAFE Notice 13, there is no longer a need for Direct Investment Foreign Exchange Registration and banks shall be able to review and register direct investment foreign exchange in accordance with the newly released Guidelines for Direct Investment Foreign Exchange Registration. SAFE and its local branches shall supervise Direct Investment Foreign Exchange Registration indirectly through the banks.

Dividend Distributions

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

Our PRC subsidiaries are regulated under the revised PRC Company Law which was amended on December 28, 2013. Accordingly, they shall allocate 10% of after-tax profits to a statutory surplus reserve fund until the balance of their statutory surplus reserve fund reaches 50% of their respective registered capital. As of December 31, 2014, the amount of these restricted portions of our PRC subsidiaries was approximately $40.0 million. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

C.	Organizational Structure.

We are a Cayman Islands holding company and conduct a substantial majority of our business through our consolidated subsidiaries Shenzhen Mindray and Mindray DS USA. We own approximately 99.9% of the equity of Shenzhen Mindray through two Hong Kong holding companies, MR Holdings (HK) Limited and MR Investments (HK) Limited. We own 100% of Mindray DS USA through our consolidated subsidiary Mindray Medical Netherlands B.V. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions.

The diagram below illustrates our current corporate structure and the place of incorporation and affiliation of our principal subsidiaries as of March 31, 2015:

For the complete list of our subsidiaries with their country of incorporation, shareholding structure and principal activities, please refer to Exhibit 8.1 of this annual report.

D.	Property, Plant and Equipment.

We currently maintain our global operational headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we have established a research and development center in Nanjing, on which we are presently operating approximately 51,000 square meters of research and development, manufacturing and sales and administrative office facilities. In China, we additionally operate research and development centers in Beijing, Xi’an, Chengdu and Shanghai. All capital expenditures are funded by internally generated operating cash flow. See Item 3.D, “Key Information — Risk Factors — Risks Relating to Our Business and Industry — We currently principally rely on four facilities for manufacturing, product assembly and storage and to conduct research and development activities. Any disruption to the use or development of our current manufacturing facilities could reduce or restrict our sales, harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.”

We maintain our U.S. operational headquarters in Mahwah, New Jersey, which occupies approximately 12,000 square meters and is used as a Patient Monitoring and Technology Services headquarters and the research and development and warehousing of patient monitoring devices.

We also maintain research and development centers in Mountain View, California; Seattle, Washington; Miami, Florida; and Stockholm, Sweden. We have 32 local sales, marketing and services offices in China and more than 30 international sales, marketing and service offices.

Our primary production facilities, BaiWang and XiLi, are developed on parcels of land leased through October 31, 2017 and June 30, 2016, respectively. In April 2009, we secured property rights to a location in GuangMing, Shenzhen with a 50-year lease and land use rights. We are currently developing our own facilities on this land to replace our current leased production facilities in Shenzhen.

The following table contains information concerning our significant real property that we own or lease:

No.	Location	General Character and Use of Property
1	High-Tech Park of NanShan District, Shenzhen, China	Owned, approximately 107,000 square meters, used for research and development center and operational headquarters
2	(XiLi) Shenzhen, China	Leased, approximately 20,700 square meters, used for manufacturing, assembly, testing and research and development
3	(BaiWang) Shenzhen, China	Leased, approximately 87,000 square meters, used for manufacturing, assembly, testing and research and development
4	(GongMing) Shenzhen, China	Leased, approximately 5,200 square meters, used for manufacturing, assembly, testing and research and development
5	(GuangMing) Shenzhen, China	Owned, approximately 104,000 square meters of land, being developed to substitute our current manufacturing, assembly, testing and research development facility leased in Shenzhen
6	HaiDian District, Beijing, China	Owned, approximately 2,200 square meters, used for research and development center
7	ChaoYang District, Beijing, China	Owned, approximately 1,900 square meters, used for sales, marketing and administration
8	(Zhongguancun International Life Science Park) ChangPing District, Beijing, China	Owned, approximately 48,000 square meters of land, in process of constructing a research and development center
9	Nanjing, China	Owned, approximately 207,700 square meters of land; approximately 51,000 square meters of floor area are currently used for manufacturing, research and development, sales and other daily operations; approximately 43,000 square meters of floor area is reserved for further development
10	Chengdu, China	Leased, approximately 1,400 square meters, used for research and development
11	Xi’an, China	Owned, approximately 16,800 square meters of land, in process of constructing a research and development center
12	Xi’an, China	Leased, approximately 1,300 square meters, used for research and development
13	Shanghai, China	Leased, approximately 1,500 square meters, used as a research and development center and a service support office
14	Wuhan, China	Owned, approximately 18,170 square meters of land; approximately 17,000 square meters of floor area is used for research and development, manufacturing and office space for Wuhan Dragonbio Surgical Implant Co., Ltd.
15	Seattle, Washington, USA	Leased, approximately 1,750 square meters, used for research and development, sales support and other daily operations
16	Mahwah, New Jersey, USA	Owned, approximately 12,000 square meters, used as a Patient Monitoring and Technology Services headquarters and the research and development and warehousing of patient monitoring devices
17	Hoevelaken, Netherlands	Owned, approximately 3,080 square meters, used for office; leased, approximately 1,380 square meters, used for warehousing
18	Sundbyberg, Stockholm, Sweden	Leased, approximately 1,000 square meters, used for research and development, sales storage and other daily operations
19	Miami, Florida, USA	Owned, approximately 1,200 square meters, used for research and development, sales support and client training
20	Mountain View, CA, USA	Leased, approximately 2,880 square meters, used for research and development, sales, service and support, and final quality control

We believe that our facilities and equipment are in good working condition.

ITEM 4A.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. See “Introduction — Forward- Looking Statements.” In evaluating our business, you should carefully consider the information provided under Item 3.D, “Key Information — Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Our overall net revenues increased from $1,060.1 million in 2012 to $1,214.0 million in 2013 and to $1,322.8 million in 2014. Our net income increased from $180.2 million in 2012 to $224.8 million in 2013 and decreased to $193.3 million in 2014.

Geographically, our net revenues generated from China markets increased from $473.0 million in 2012 to $551.2 million in 2013 and to $606.7 million in 2014. Our net revenues generated from international markets increased from $587.1 million in 2012 to $662.8 million in 2013 and to $716.1 million in 2014.

We sell our products through different distribution channels in different geographies. In China, primarily due to geographic size and the costs that would be associated with maintaining a nationwide sales force, we sell our products primarily to third-party distributors. We also sell our products directly to hospitals, clinics, government health bureaus in China. We believe we have one of the largest distribution, sales, marketing and service networks for medical devices in China. As of December 31, 2014, we had over 1,600 distributors and more than 2,100 sales, marketing and services personnel managing our distribution network and covering the China region. In 2014, to better address the market for our high-end medical devices in China we increased the number of our related sales force personnel. To better address the market for our mid- and low-end medical devices markets, we focused on expanding the number of and nationwide reach of our distributors.

For international markets, we have more than 1,100 sales, marketing and services personnel and work with over 1,700 third-party distributors as of December 31, 2014. In reaching our international direct sales customers, we sell products either through our international sales team stationed in China or through our overseas subsidiaries. Although profits on products sold directly by our PRC subsidiaries tend to be higher (because our PRC subsidiaries do not bear additional or higher costs borne by our overseas subsidiaries), we intend to continue to strengthen our on-the-ground sales, marketing and service support in international markets. We believe that increased local sales, marketing and service support in international markets improves our net revenues growth prospects, and helps us gain improved market information that we use when developing new or enhanced products. The expansion of our on-the-ground sales offices and services support allows us to better understand customer needs, provide customer service and build our brand.

We have made and expect to continue making substantial investments in research and development activities, investing approximately 10% of our net revenues in research and development in 2012, 2013 and 2014. We currently have research and development facilities located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu, and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Seattle, Washington; Miami, Florida; and Stockholm, Sweden. We believe that our emphasis on research and development is a core competency that has allowed us to grow and provides us with ongoing growth possibilities. We maintain what we believe is the largest research and development team of any medical device manufacturer based in China. As of December 31, 2014, the total number of our engineers and other research and development personnel in multiple research and development centers in China, the United States and Sweden increased to more than 2,000. Our research and development headquarters in Shenzhen coordinates our global research and development efforts, leveraging the core competencies of each of our centers.

Pricing

We sell our products both to distributors and through our direct sales force. In markets where we rely on distributors, we price our products at levels that we believe offer attractive economic returns to distributors, taking into account the prices of competing products and our gross margins. Where we rely on direct sales, we price our products based primarily on market conditions. We believe that we offer value-based products with a more favorable ratio of functionality to cost than our competitors. For our low- to mid-end markets, we deploy a more competitive pricing structure to better meet our customers’ needs and capture market share.

The average selling prices of our products typically decrease over time due to natural price erosion. With the current global market competition, we are facing more pricing pressures including pressures to provide or assist in arranging third-party financing which we anticipate will continue in the near term. In China and the international markets, we anticipate declines in the average selling price. In China, we expect these declines particularly in hospitals at and below the county level in China, with these hospitals being typically more price sensitive. We may also face some pricing uncertainty related to foreign currency fluctuations, which can affect purchasing power in international markets. In international markets, we offer competitive, value-based products. However, we also experience pricing pressure from competitors that offer a wider variety of products or are more established in those markets. Moreover, the consolidation of healthcare providers and the formation of group purchasing organizations in the United States further increase our pricing pressures as sales are made to fewer customers who prefer purchasing under bulk discounts.

Our current selling prices are mainly denominated in U.S. dollars and Renminbi, while a significant portion of our costs are currently denominated in Renminbi. Since June 2010, the Renminbi has appreciated slowly against the U.S. dollar, though there have been periods recently when the U.S. dollar appreciated against the Renminbi. Such exchange rate fluctuations have not had a material impact on our overall pricing. However, it is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and U.S. dollar will change again. Fluctuations in the exchange rates between Renminbi and U.S. dollars could have a material impact on our overall future pricing and results of operations.

Revenue

Our customer base is widely dispersed on a geographic basis, with sales into more than 190 countries and regions in 2014. China is our largest market by a significant margin. In the near term, we anticipate revenues from sales in China will increase as a percentage of our total revenues due primarily to: (i) anticipated increases in government healthcare spending, particularly directed at county-level hospitals (although spending by hospitals in China may be tempered by a recent reduction in China’s projected economic growth rate and increasing governmental scrutiny over public hospital spending); (ii) the growing private market for healthcare, driven by increasing personal wealth; (iii) the increasing availability of health insurance and medical insurance reimbursement due to government initiatives; and (iv) government efforts to encourage hospitals to purchase products from domestic manufacturers. In recent periods, China’s economy generally fared better compared to most developed markets where we sell our products. However, in the long-term, we anticipate that net revenues from sales outside of China will increase as a percentage of our total net revenues because the addressable medical device market outside of China is substantially larger than the China market. In the near-term, we anticipate that our growth rates experienced outside of China will be slower. Factors impacting growth in North America include a hospital consolidation trend and uncertainties in healthcare reform. Europe may be impacted by increasing uncertainties in various Western European economies and the recent weakening of the Euro. Emerging markets are subject to uncertainties as a result of tightened foreign exchange, decrease in oil prices and import policies and political instabilities.

For our sales in China, we record revenues net of value-added tax, or VAT. The VAT represents a 17% tax collected from customers on behalf of the tax authority, which were $78.0 million, $100.3 million and $127.3 million in 2012, 2013 and 2014, respectively, offset by a VAT refund. Pursuant to a PRC government policy, “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and Hi-Tech Enterprises,” we receive a VAT refund arising from the sale of embedded self-developed software in our devices. Although there has been no indication of an intention on the part of the PRC government to discontinue this policy, the PRC government could choose to do so. VAT refunds included in net revenues were $26.9 million, $28.4 million and $31.9 million in 2012, 2013 and 2014, respectively.

Our customer base is also widely dispersed on a net revenues basis. In each of 2012, 2013 and 2014, no single customer, including our distributors, accounted for not more than 2% of our total net revenues. We primarily derive revenues from three business segments: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Our patient monitoring and life support products business segment accounted for 42.4%, 38.7% and 36.7% of our total net revenues in 2012, 2013 and 2014, respectively. Our in-vitro diagnostic products business segment accounted for 27.0%, 27.6% and 27.8% of our total net revenues in 2012, 2013 and 2014, respectively. Our medical imaging systems business segment accounted for 23.9%, 25.0% and 26.0% of our total net revenues in 2012, 2013 and 2014, respectively. Our services revenues, revenues from other products that were outside our three business segments, are grouped into business segment called “others,” which accounted for 6.7%, 8.7% and 9.5% of our total net revenues in 2012, 2013 and 2014, respectively.

Patient Monitoring and Life Support Products. We derive revenues for our patient monitoring and life support products segment from the sale of patient monitoring devices, anesthesia machines, defibrillators, surgical equipment, syringes and pumps, and ventilators. Our patient monitoring and life support products segment is our largest business segment and our patient monitoring products has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue building market share with large hospitals within China and international markets with recently introduced products offering increased functionality and more comprehensive features, as well as those in our near-term product pipeline. As our product offerings continue to grow through both self-development and acquisitions, we are able to provide more comprehensive solutions to hospitals. Over the last two decades, we have gradually transformed from a product provider to a solution provider for clinicians from critical care to sub-acute settings across the emergency room, operating room, intensive care unit, or ICU, and coronary care unit, or CCU.

In-vitro Diagnostic Products. We derive revenues for our in-vitro diagnostic, or IVD, products segment from diagnostic laboratory instruments and related reagents sales. Our current IVD products portfolio consists of seven product categories: hematology analysis, biochemistry analysis, immunoassay analysis, flow cytometric analysis, coagulation analysis, urine sediment analysis and microbiology analysis. We plan to continue investing significantly in, and further penetrate, this market by introducing products with more comprehensive features from developing more products in-house and also through acquisitions. We also sell reagents for use with our products in in-vitro diagnostic products. Reagents typically have a higher gross margin compared to our other IVD products and provide a recurring revenue stream; for example, consumable liquid reagents are used each time an analysis is performed and the same unit of the consumable liquid reagent cannot be reused. Our reagent net revenues accounted for 9.5%, 10.7% and 12.2% of our total net revenues in 2012, 2013 and 2014. We expect reagent sales to increase in both dollar terms and percentage terms as we increase our installed base of analyzers, develop more effective reagent marketing methods, and increase of focus on the manufacture and sale of reagents. To increase our IVD product manufacturing capacity, particularly for reagents, we have expanded or are in the process of expanding our manufacturing facilities in Shenzhen and Nanjing.

Medical Imaging Systems. We derive medical imaging systems segment revenues from sales of our ultrasound systems, digital radiography systems, magnetic resonance imaging system and related accessories. We have successfully penetrated the ultrasound market in China and emerging markets. We believe that near- and long-term growth in this segment will be driven, in part, by our ability to further penetrate the China market and additional emerging country markets and to develop and market products offering more advanced ultrasound and other imaging modalities. In July 2013, we acquired ZONARE, an ultrasound technology U.S. company in the high-end radiology market. The ZONARE acquisition has further strengthened our high-end ultrasound research and development and U.S. sales capabilities.

Others. Others revenues are primarily derived from provision of extended warranty services, accessory sales, and repair services for post-warranty periods. This segment also includes revenues derived from other products, such as orthopedic products, endoscope devices and healthcare IT solutions products which mainly include PACS and RIS products, which are outside the three business segments as described above. We expect our others segment may not follow the same net revenues growth rate as our primary segments.

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

Cost of Revenues

Cost of revenues includes our costs incurred directly related to revenue-generating activities, including component and material costs, salaries and related personnel expenses, depreciation of fixed assets incurred directly related to revenue-generating activities, shipping and handling costs, provisional costs of warranty-based maintenance, costs of repair and after-sales services, costs of providing sales incentives, an urban construction and maintenance tax and education surcharge and other related surcharges imposed by the PRC government, and our other direct costs incurred to manufacture our products or for revenue-generating activities. Beginning in January 2013, our cost of revenues also included a 2.3% medical excise tax on certain U.S. medical device sales. In 2013 and 2014, we recorded $1.9 million and $2.0 million in excise taxes, respectively.

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

Gross Profit and Gross Margin

Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Between 2012 and 2014, we were able to maintain overall gross margins between approximately 50% and 60%. In the near term, we anticipate that our overall gross margin will remain within this range. While we will continue to develop high gross margin products, we are also developing or acquiring complementary products that can boost our total net revenues but may have lower gross margins. However, because these are complementary products, we believe the overall impact to net revenues and net income is positive, as we can leverage our existing sales infrastructure. In addition to product mix, our gross margin may also be affected by currency exchange rate as our current selling prices are mainly denominated in U.S. dollars and Renminbi, while a significant portion of our cost of revenues are currently denominated in Renminbi.

Although the average selling prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from or can be offset by our ability to reduce our cost of revenues, new product introductions, product mix change and improvement on manufacturing and services efficiency. However, we expect pricing pressure will have a more significant impact in 2015 as we strengthen and increase our market share in markets covering hospitals at the county level or below in China, with these hospitals typically being more price-sensitive.

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

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and benefits for our general management, finance, information systems, administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional and legal advisor fees for compliance and merger and acquisition activities, IT development and maintenance fees, foreign exchange gain (loss), allowance (recovery) for doubtful accounts, lease payments, dispute charges relating to certain disputes occurred in the ordinary course of business and other expenses incurred in connection with general corporate purposes. As we leverage our existing operating structure, excluding the impact of dispute charges or non-recurring expenses, we anticipate that general and administrative expenses as a percentage of net revenues will remain stable.

Research and Development Expenses

Research and development expenses consist primarily of costs associated with product design, development, prototyping, manufacturing and testing. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for supplies and machinery, depreciation expenses related to equipment used for research and development activities, and other relevant costs incurred in connection with research and development purposes. We are committed to maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and developing and commercializing new and more advanced products. We intend to continue investing approximately 10% of our net revenues in research and development efforts on technology and product development.

Employee Share-Based Compensation Expenses

We award share options or restricted shares under our Amended and Restated 2006 Employee Share Incentive Plan to our employees from time to time as a reward to our employees usually based on their achievement in prior year. Such options and restricted shares granted generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. We account for employee share- based compensation expenses based on the fair value of share option or restricted share grants at the date of grant. We incurred $14.0 million, $14.7 million and $19.9 million in employee share-based compensation expenses in 2012, 2013 and 2014, respectively. Higher share-based compensation in 2014 reflects additional equity grants following the ZONARE acquisition and additional key employee retention grants.

The table below shows the effect of the 2012, 2013 and 2014 share-based compensation charges on our operating expense line items:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Cost of revenues	$811	$752	$1,120
Selling expenses	4,457	4,345	6,420
General and administrative expenses	4,409	4,819	7,616
Research and development expenses	4,307	4,767	4,714

Other Income, Net

Other income, net, consists primarily of cash subsidies, and incentives received from the PRC government as well as non-operating income or expenses. They are generally provided in relation new high-technology medical product development and export credit insurance purchases as well as PRC State and/or local government incentives which aim to encourage capital investment in high-technology industries in China, to file patent applications for new inventions, to optimize foreign trade structure, and other projects that were encouraged by the government from time to time. We receive government subsidies or government incentives on an irregular basis and in amounts that vary significantly. While we intend to continue applying for government subsidies and incentives, the PRC government may choose to reduce or eliminate them.

Interest Income

Interest income represents interest income derived from cash deposits, deposits on restricted cash excluding restricted cash in respect of acquisition consideration held in escrow, and short-term investments.

Interest Expense

Interest expense represents primarily interest expense charged on our loan facilities and amortization of related bank loan arrangement fees.

Taxes and Incentives

We are an exempted company incorporated in the Cayman Islands and are not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in China are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.

Under the PRC EIT Law effective on January 1, 2008, China has adopted a uniform enterprise income tax rate of 25% for all PRC enterprises (including foreign-invested enterprises) and revoked the previous tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the EIT Law also permits enterprises to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules, under which enterprises established before the promulgation date of the EIT Law that were granted tax holidays under the then effective tax laws or regulations may continue to enjoy their tax holidays until their expiration. Beijing Mindray, an enterprise established before the promulgation date of the EIT Law, was entitled to a preferential treatment under the phase-out rules, under which it enjoyed a 50% reduction to the enterprise income tax for the taxable years 2008 to 2010. Nanjing Mindray was entitled to tax exemption from 2008 to 2009 and a 50% tax reduction from 2010 to 2012. Additionally, Shenzhen Mindray Software is entitled to the tax exemption in 2013 and 2014, and a 50% tax reduction from 2015 through 2017.

In addition, the EIT Law also introduces new tax incentives, subject to various qualification criteria. The EIT Law permits qualified “New and Hi-Tech Enterprises” to enjoy a reduced 15% enterprise income tax rate and qualified “Nationwide Key Software Enterprises” to enjoy a preferential tax rate of 10%. Nanjing Mindray and Shenzhen Mindray Software are qualified as “New and Hi-Tech Enterprises” and are entitled to a reduced 15% EIT rate for the years 2010 through 2015 and 2013 through 2015, respectively. In addition, Shenzhen Mindray and Beijing Mindray are each qualified as “New and Hi-Tech Enterprises” and are each entitled to a reduced 15% EIT rate for the years 2008 through 2016. The continued qualification for a “New and Hi-Tech Enterprises” is still subject to review by the relevant government authority in China. In addition, Shenzhen Mindray also obtained “Nationwide Key Software Enterprise” status for the calendar years 2009 through 2014. The qualification for “Nationwide Key Software Enterprise” is granted on a two-year basis by the relevant government authority in China. Although we intend to apply for “Nationwide Key Software Enterprise” status for qualifying entities in respect of 2015 and later periods, we may not successfully meet or maintain the required qualifications.

As a result of above mentioned tax incentives, the applicable enterprise income tax rates for our major PRC subsidiaries were as follows:

	2012	2013	2014

Nanjing Mindray	12.5%	15%	15%
Shenzhen Mindray	10%	10%	10%
Beijing Mindray	15%	15%	15%
Shenzhen Mindray Software*	*	0%	0%

*	Shenzhen Mindray Software was established in 2011 and was loss making in 2011 and 2012. It became profitable in 2013 and therefore became eligible for a tax-holiday starting in 2013.

Our subsidiaries in China are required to withhold income tax for their immediate parent holding companies in connection with dividends payable out of post-January 1, 2008 undistributed earnings (dividends paid out of pre-January 1, 2008 undistributed earnings are not subject to withholding taxes). The applicable tax rate for dividends is generally 10% subject to reduction by the tax treaties in China. Shenzhen Mindray and Nanjing Mindray are wholly owned by our Hong Kong subsidiaries and therefore our Hong Kong subsidiaries may be able to enjoy a favorable tax rate of 5% applicable under the Double Taxation Arrangement (Hong Kong) on dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries if our Hong Kong subsidiaries would be considered to be the beneficial owners of any such dividends or the shareholding is not less than 25%. These withholding taxes and related deferred tax obligations apply only once amounts are determined to be available for distribution. As of December 31, 2013 and 2014, our PRC subsidiaries had $1.2 billion and $1.6 billion, respectively of undistributed earnings (all related to post-January 1, 2008 earnings). Of this total, we expect $1.2 billion and $1.2 billion, respectively will be permanently reinvested in China and, therefore, we recorded a deferred tax obligations of $3.0 million and $23.6 million as of December 31, 2013 and 2014, respectively in relation to undistributed earnings that may be distributed by our PRC subsidiaries. However, to the extent that, due to unforeseen circumstances, there may be a reduction in the amount expected to be permanently reinvested in China, we would incur withholding tax and deferred tax obligation in connection with undistributed earnings designated or otherwise available for dividend distributions. See Item 3.D, “Key Information — Risk Factors — Risks Related to Doing Business in China — We may be unable to enjoy the favorable 5% treaty-based rate of income tax withholding for any dividends our PRC subsidiaries pay to us through our Hong Kong holding companies.”

Certain of our PRC Subsidiaries, in particular Shenzhen Mindray and Shenzhen Mindray Software, are entitled to VAT refunds, at a maximum rate of 14% of the sale value of self-developed software that is embedded in our products. The total amount of VAT refunds for all our PRC subsidiaries included in net revenue in 2012, 2013 and 2014 were $26.9 million, $28.4 million and $31.9 million, respectively.

Our PRC subsidiaries are subject to urban construction and maintenance tax, or UCMT, as well as educational surcharge, or ES. The applicable UCMT rate is 7% and ES rate is 3% for all of our PRC subsidiaries. Since January 1, 2011, an additional 2% local ES has been imposed by the PRC government. We recorded UCMT and ES tax in an aggregate amount of $9.8 million, $12.6 million and $11.9 million in our cost of revenues in 2012, 2013 and 2014, respectively.

On March 23, 2010, the United States passed the Patient Protection and Affordable Care Act, shortly thereafter amended by the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act, on March 30, 2010. The Reconciliation Act added section 4191 to the U.S. Internal Revenue Code of 1986, as amended, which imposed an excise tax, effective as of January 1, 2013, on the sale of non-retail medical devices by the manufacturer, producer or importer in the amount equal to 2.3% of the sale price. Accordingly, Mindray DS USA and ZONARE have been subject to this excise tax since January 1, 2013. We recorded excise tax in an aggregate amount of $1.9 million and $2.0 million in our cost of revenues in 2013 and 2014, respectively.

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

Acquisitions

Our growth strategy involves acquisitions of new technologies, businesses, products or services or establishing strategic alliances in areas in which we do not currently operate or areas in which we seek to further expand. Since 2011, we have made 11 acquisitions, including nine domestic medical devices companies and two foreign medical devices companies. Our most significant recent acquisition is our 2013 acquisition of ZONARE, a U.S. ultrasound technology company in the high-end radiology market for $101.1 million in cash. This acquisition strengthened our high-end ultrasound research and development ability in order to generate the next generation of high-end products and our direct- sales capabilities in the Unites States.

Acquired businesses complementary to our existing business are grouped under our three primary business segments. Other acquired businesses, such as our medical orthopedic products, endoscopes businesses and healthcare IT solutions, are included in our “others” segment. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report.

Results of Operations

The following table sets forth our consolidated statements of operations by amount for the indicated periods:

	Year Ended December 31,
	2012		2013		2014
	(In thousands, except percentages)
Net revenues	$1,060,054	100.0%	$1,213,987	100.0%	$1,322,814	100.0%
Cost of revenues(a)	(459,389)	43.3	(527,402)	43.4	(584,310)	44.2
Gross profit	600,665	56.7	686,585	56.6	738,504	55.8
Operating expenses:
Selling expenses(a)	(188,804)	17.8	(220,589)	18.2	(261,965)	19.8
General and administrative expenses(a)	(116,228)	10.9	(128,308)	10.6	(137,016)	10.4
Research and development expenses(a)	(104,302)	9.8	(127,464)	10.5	(146,997)	11.1
Income from operations	191,331	18.0	210,224	17.3	192,526	14.6
Other income, net	1,619	0.2	3,881	0.3	9,363	0.7
Interest income	30,794	2.9	37,047	3.1	38,985	2.9
Interest expense	(4,093)	0.4	(6,345)	0.5	(6,400)	0.5
Income before income taxes and non-controlling interests	219,651	20.7	244,807	20.2	234,474	17.7
Provision for income taxes	(37,369)	3.5	(14,260)	1.2	(35,485)	2.7
Net income	$182,282	17.2	$230,547	19.0	$198,989	15.0
Less: Net income attributable to non-controlling interests	(2,073)	0.2	(5,793)	0.5	(5,697)	0.4
Net income attributable to Mindray shareholders	$180,209	17.0%	$224,754	18.5%	$193,292	14.6%

Note (a):

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Share-based compensation charges incurred during the years related to:
Cost of revenues	$811	$752	$1,120
Selling expenses	4,457	4,345	6,420
General and administrative expenses	4,409	4,819	7,616
Research and development expenses	4,307	4,767	4,714

Comparison of Years Ended December 31, 2013 and December 31, 2014

Net Revenues

	Year Ended December 31,
	2013		2014
	Net Revenues	Net Revenues as % of Total	Net Revenues	Net Revenues as % of Total
	(in thousands, except percentages)
Geographic Data:
China	$551,155	45.4%	$606,745	45.9%
Other Asia	93,777	7.7	114,521	8.7
Europe	121,262	10.0	137,133	10.4
North America	162,453	13.4	187,778	14.2
Latin America	125,038	10.3	107,758	8.1
Others	160,302	13.2	168,879	12.7

Total net revenues	$1,213,987	100.0%	$1,322,814	100.0%
Segment Data:
Patient monitoring and life support products	$469,689	38.7%	$485,103	36.7%
In-vitro diagnostic products	335,511	27.6	367,148	27.8
Medical imaging systems	303,416	25.0	343,285	26.0
Others	105,371	8.7	127,278	9.5

Total net revenues	$1,213,987	100.0%	$1,322,814	100.0%

Our total net revenues increased by $108.8 million, or 9.0%, from $1,214.0 million in 2013 to $1,322.8 million in 2014. The increase primarily reflected the continuing growth in our sales volume in both China and international markets offset by a general decline in the selling price of our products.

Geographically, our net revenues generated from the China market increased from $551.2 million in 2013 to $606.7 million in 2014. Our net revenues from the China market, as a percentage of total net revenues, increased from 45.4% in 2013 to 45.9% in 2014. The increase in our China net revenues was primarily attributable to the positive healthcare spending environment in China, with increased funding to, and related purchases by, our county-level hospital customers, continued strong growth in our in-vitro diagnostic products and medical imaging systems segments, and favorable net revenue contributions from PRC businesses acquired in 2013 and 2014. Net revenues growth from the China market decreased from 16.5% in 2013 to 10.1% in 2014 as a result of more cautious hospital spending in China starting in the second half of 2013 as induced by PRC regulatory authority’s increased scrutiny over spending by public hospitals.

Our net revenues generated from international markets increased from $662.8 million in 2013 to $716.1 million in 2014. Our net revenues from international markets, as a percentage of total net revenues, were 54.6% and 54.1% in 2013 and 2014, respectively. The increase in our international revenues reflects the positive sales volume growth in Western Europe, Asia (other than China) and Africa and the full-year effect of net revenues contribution from our ZONARE (acquired in July 2013). International sales, as a percentage of total net revenues, have continued to decline slightly since 2012. Net revenues growth from international markets decreased from 12.9% in 2013 to 8.0% in 2014 due to negative net revenues growth in the Commonwealth of Independent States, or CIS, regions, Latin America and Middle East as a result of tightened foreign exchange and import policies, decrease in oil price and political instabilities.

Each of our business segments experienced net revenues growth in 2014. Net revenues in our patient monitoring and life support products segment increased by $15.4 million, or 3.3%, from $469.7 million in 2013 to $485.1 million in 2014. Despite strong sales growth for our anesthesia, defibrillator and surgical equipment products, segment growth was impacted by a modest decline in unit sales volumes for our patient monitoring devices in China and emerging market.

Net revenues in our in-vitro diagnostic products segment increased by $31.6 million, or 9.4%, from $335.5 million in 2013 to $367.1 million in 2014. The increase in net revenues in our in-vitro diagnostic products segment primarily reflects the expansion of our installed equipment base, which provides a platform for recurring reagent sales. As a percentage of total in-vitro diagnostic product segment net revenues, reagent net revenues increased from 38.8% in 2013 to 43.8% in 2014.

Net revenues in our medical imaging systems segment increased by $39.9 million, or 13.1%, from $303.4 million in 2013 to $343.3 million in 2014. The increase in net revenues in our medical imaging systems segment primarily resulted from increased medical imaging systems sales volumes, particularly in China and European markets, which recorded higher than average segment growth rates, and the full-year effect of net revenue contribution from ZONARE (acquired in July 2013).

Net revenues from our others segment increased by $21.9 million, or 20.8%, from $105.4 million in 2013 to $127.3 million in 2014. The increase is primarily attributable to increase in net revenues derived from extended warranty service, accessory sales and repair services for post-warranty period resulting from increased medical device sales volumes, which increased demand for after-sales services.

Cost of Revenues

Total cost of revenues as a percentage of total net revenues increased from 43.4% in 2013 to 44.2% in 2014. The increase in cost of revenues as a percentage of total net revenues in 2014 compared to 2013 was primarily attributable to a general decline in our selling price and the dilutive effect from our ZONARE acquisition, offset by improved utilization of manufacturing facilities, due to increased sales volumes, lowered materials costs, changed sales mix, and by improved utilization of fixed costs for our after-sales services.

Patient Monitoring and Life Support Devices

Patient monitoring and life support devices segment cost of revenues as a percentage of patient monitoring and life support devices segment net revenues increased from 42.5% in 2013 to 45.2% in 2014. The increase from 2013 was primarily attributable to the general decline in selling price and changed sales mix, offset by lowered material costs as a result of attaining more favorable terms with suppliers.

In-vitro Diagnostic Products

In-vitro diagnostic products segment cost of revenues as a percentage of in-vitro diagnostic products segment net revenues decreased from 42.1% in 2013 to 41.5% in 2014, as a result of our increased reagent sales. Reagent products typically have lower overall cost of revenues compared to equipment and device products. Net revenues generated from reagent sales, as a percentage of total in-vitro diagnostic products segment net revenues, increased from 38.8% in 2013 to 43.8% in 2014.

Medical Imaging Systems

Medical imaging systems segment cost of revenues as a percentage of medical imaging systems segment net revenues increased from 37.1% in 2013 to 39.2% in 2014. The increase in 2014 was mainly attributable to the full-year effect of ZONARE (acquired in July 2013), with product gross margins that tend to be lower than our other medical imaging systems products; partially offset by improved utilization of manufacturing facilities caused by increased sales volumes and lowered materials costs from attaining more favorable terms with suppliers.

Others

Other cost of revenues as a percentage of other net revenues decreased from 70.1% in 2013 to 61.2% in 2014. The decrease in 2014 was primarily due to improved utilization of fixed costs on after-sales services following an increase in services sales volume.

Gross Profit and Gross Margin

Total gross profit increased by $51.9 million, or 7.6%, from $686.6 million in 2013 to $738.5 million in 2014. Our consolidated gross margin was 56.6% in 2013 and 55.8% in 2014 due to the foregoing.

Operating Expenses

Our operating expenses primarily consist of selling expenses, general and administrative expenses and research and development expenses. Operating expenses, as a percentage of total net revenues, increased from 39.2% in 2013 to 41.3% in 2014. Our operating expenses were $546.0 million in 2014, an increase of 14.6% compared to $476.4 million in 2013. The increase in operating expenses is analyzed below:

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 18.2% in 2013 to 19.8% in 2014. The increase was primarily attributable to our business expansions in the international markets, which have relatively higher selling expenses as a percentage of net revenues compared to that for our China markets and our increased spending on sales and marketing support to introduce our high-end products. Our selling expenses were $262.0 million in 2014, an increase of 18.8% from $220.6 million in 2013. The increase is mainly driven by: (1) a general increase in employee compensation for sales and marketing staff; (2) increased travel, marketing and training expenses; (3) increased advertising and promotion expenses as a result of our increased marketing activities; and (4) the full-year effect of consolidating ZONARE (acquired in July 2013), including expenses related to ZONARE’s direct sales force.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, decreased from 10.6% in 2013 to 10.4% in 2014. Our general and administrative expenses were $137.0 million in 2014, an increase of 6.8% compared to $128.3 million in 2013. The increase in general and administrative expenses was driven primarily by (1) a general increase in employee compensation for general and administrative staff; (2) a $2.0 million allowance for doubtful accounts (related to accounts receivable from international markets) versus a $0.9 million reversal was recorded in 2013; and (3) the full-year effect of consolidating ZONARE (acquired in July 2013), offset by a $14.8 million charge taken in 2013 in connection with our dispute with Beckman Coulter, Inc.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, increased from 10.5% in 2013 to 11.1% in 2014. The increase in research and development expenses as a percentage of total net revenues was primarily attributable to the increase in our investment in product innovations in 2014 and the full-year effect of consolidating ZONARE (acquired in July 2013) (which has, as a percentage of net revenues, relatively higher research and development expenses than our group average). Our research and development expenses were $147.0 million in 2014, an increase of 15.3% compared to $127.5 million in 2013. The increase in research and development expenses was primarily due to (1) increased employee compensation for research and development staff and research and development material costs and (2) full-year effect of including ZONARE’s research and development expenses.

Other Income, Net

Our other income, net, was $9.4 million in 2014, an increase of 141.3% compared to $3.9 million in 2013. Other income, net, in 2013 and 2014 included $4.0 million and $7.2 million, respectively, related to cash subsidies and incentives received from the PRC government. These subsidies and incentives are granted by the PRC government on an irregular basis and amounts received tend to vary significantly. In 2014, other income, net, also benefited from payment of a $2.7 million indemnification claim from escrow account established in connection with our ZONARE’s acquisition, of which $1.4 million was recognized as other income in 2014.

Interest Income

Our interest income was $39.0 million in 2014, an increase of 5.2% compared to $37.0 million in 2013. The increase in interest income was caused by increase in our overall average interest rate earned from short-term investments.

Interest Expense

Our interest expense was $6.4 million in 2014, an increase of 0.9% compared to $6.3 million in 2013. The increase was mainly due to the relatively higher weighted average of loan amount outstanding during 2014 as compared to 2013, offset by a general decrease in the weighted average of interest rates for our bank borrowings during 2014 compared with that in 2013.

Provision for Income Tax

Provision for income taxes increased from $14.3 million in 2013 to $35.5 million in 2014. These provisions reflect (i) in 2013 cumulative tax benefits of $26.8 million recognized in 2013 in relation to “Nationwide Key Software Enterprise” status for the calendar years 2011, 2012 and 2013 (favorable tax status in respect of calendar 2011 and 2012 was not secured until 2013) and (ii) tax benefits of $5.9 million recognized in 2014 in relation to “Nationwide Key Software Enterprise” status for the calendar year 2014. The 2013 provision for income tax includes a $12 million tax provision in relation to VAT refund income recognized from 2009 to 2013 in connection with the sale of embedded software in our products (these refund amounts became taxable in 2013 as a result of emerging tax practice in the China market).

The provisions for income tax in 2013 and 2014 also include a deferred income tax liability provision of $3.0 million and $20.6 million in 2013 and 2014, respectively in relation to the undistributed earnings of our PRC subsidiaries as of December 31, 2013 and 2014 which may be distributed to the respective immediate parent companies in the future.

Our overall effective tax rate was 5.8% and 15.1% in 2013 and 2014, respectively, primarily related to tax benefits from obtaining “Nationwide Key Software Enterprise” status from 2009 to 2014 for Shenzhen Mindray. Excluding the impact of this factor, our effective tax rate would have been 16.8% and 17.7% in 2013 and 2014, respectively.

Net Income

As a result of the foregoing, net income decreased from $224.8 million in 2013 to $193.3 million in 2014, and net margin decreased from 18.5% in 2013 to 14.6% in 2014.

Comparison of Years Ended December 31, 2012 and December 31, 2013

Net Revenues

The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
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

Our total net revenues increased by $153.9 million, or 14.5%, from $1,060.1 million in 2012 to $1,214.0 million in 2013. The increase primarily reflected the continuing growth in our sales volume in both China and international markets.

Geographically, our net revenues generated from China markets increased from $473.0 million in 2012 to $551.2 million in 2013. Our net revenues from China markets, as a percentage of total net revenues, increased from 44.6% in 2012 to 45.4% in 2013. The increase in our China net revenues was primarily attributable to the positive healthcare spending environment in China, particularly spending directed at county-level hospitals, the strong performance of our IVD sales, net revenues contribution from acquired China businesses in 2012 and 2013 and appreciation of the Renminbi against the U.S. dollar in 2013. Net revenues growth rate from the China market decreased from 26.4% in 2012 to 16.5% in 2013 as a result of spending by hospitals in China being more cautious since the second half of 2013, as induced by China’s increased scrutiny over spending by public hospitals. Hospitals have been more cautious in their purchasing decisions and, in some cases, have delayed their orders.

Our net revenues generated from international markets increased from $587.1 million in 2012 to $662.8 million in 2013. Our net revenues from international markets, as a percentage of total net revenues, were 55.4% and 54.6% in 2012 and 2013, respectively. The increase in our international revenues reflects the sales growth in emerging markets and net revenues contribution from acquired international businesses in 2013. International sales, as a percentage of total net revenues, continued to decline slightly in 2012 and 2013. In 2012, our net revenues growth in North America and Europe slowed due to weaker hospital demand and economic uncertainties. In 2013, net revenues growth in Latin American and the Commonwealth of Independent States, or CIS, regions, particularly in Venezuela and Russia, slowed due to tightened foreign exchange and import policies and political instabilities.

Each of our business segments experienced net revenues growth in 2013. Net revenues in our patient monitoring and life support products segment increased by $20.6 million, or 4.6%, from $449.1 million in 2012 to $469.7 million in 2013. All sub-segments under patient monitoring and life support products segment recorded growth in net revenues in 2013 as a result of increased sales volume in 2013. We recorded a higher than average segment growth rate in our defibrillators and surgical equipment in 2013. The slower net revenues growth rate in our patient monitoring devices and anesthesia products, in 2013 was mainly due to weak performance in net revenues in China and in the United States as a result of the increased caution in hospital spending in China since the second half of 2013.

Net revenues in our in-vitro diagnostic products segment increased by $49.4 million, or 17.3%, from $286.1 million in 2012 to $335.5 million in 2013. The increase in net revenues in our in-vitro diagnostic products segment primarily reflects the expansion of our installed equipment base, which provides a platform for recurring reagent sales. As a percentage of total in-vitro diagnostic products segment net revenues, reagent net revenues increased from 35.3% in 2012 to 38.8% in 2013.

Net revenues in our medical imaging systems segment increased by $50.2 million, or 19.8%, from $253.2 million in 2012 to $303.4 million in 2013. The increase in net revenues in our medical imaging systems business segment primarily resulted from increased medical imaging systems sales volumes, particularly in China and European markets which recorded a higher than average segment growth rate, and net revenue contribution from ZONARE beginning in July 2013. Our DC-8 diagnostic ultrasound system was a key driver for net revenues growth of this segment in 2013.

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

Cost of Revenues

Total cost of revenues as a percentage of total net revenues increased from 43.3% in 2012 to 43.4% in 2013. The stability in cost of revenues as a percentage of total net revenues in 2013 compared to 2012 was primarily attributable to improved utilization of manufacturing facilities driven by increased sales volumes, lowered materials costs, changed sales mix, and improved utilization of fixed costs for our after-sales services; offset by the dilutive effect from our ZONARE acquisition, which has product gross margins that tend to be lower than our other medical imaging systems products, appreciation of the Renminbi against the U.S. dollar and increased equipment costs from our in-vitro diagnostic business expansion.

Patient Monitoring and Life Support Devices

Patient monitoring and life support devices segment cost of revenues as a percentage of patient monitoring and life support devices segment net revenues decreased from 43.5% in 2012 to 42.5% in 2013. The decrease in 2013 was primarily attributable to improved manufacturing facilities utilization driven by increased sales volumes and lowered material costs as a result of attaining more favorable terms with suppliers.

In-vitro Diagnostic Products

In-vitro diagnostic products segment cost of revenues as a percentage of in-vitro diagnostic products segment net revenues increased slightly from 41.7% in 2012 to 42.1% in 2013, as a result of our increased equipment costs for our in-vitro diagnostic business expansion, offset by the increase in the proportion of net revenues from reagent sales, which typically have lower overall cost of revenues compared to equipment sales, increased from 35.3% of total in-vitro diagnostic net revenues in 2012 to 38.8% in 2013.

Medical Imaging Systems

Medical imaging systems segment cost of revenues as a percentage of medical imaging systems segment net revenues increased from 34.7% in 2012 to 37.1% in 2013. The increase in 2013 was mainly attributable to dilutive effect of our ZONARE acquisition partially offset by improved manufacturing facilities utilization driven by increased sales volumes and lowered materials costs from attaining more favorable terms with suppliers.

Others

Other cost of revenues as a percentage of other net revenues decreased from 79.1% in 2012 to 70.1% in 2013. The decrease in 2013 was primarily due to the addition of our product portfolio of orthopedic products, endoscope devices and healthcare IT solution products, whose gross margins are generally higher than those for our after-sales services and the improved utilization of fixed costs on after-sales services following an increase in services sales volume.

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

Selling Expenses

Our selling expenses, as a percentage of total net revenues, increased from 17.8% in 2012 to 18.2% in 2013. The increase as a percentage of total net revenues was primarily attributable to our business expansions in the United States, which has selling expenses, as a percentage of net revenues, relatively higher than that for our other regions. Our selling expenses in 2013 were $220.6 million, an increase of 16.8% compared to $188.8 million in 2012. The increase is mainly driven by: (1) a general increase in employee compensation for sales and marketing staff; (2) increased travel, marketing and training expenses; (3) increased advertising and promotion expenses as a result of our increasing marketing activities; and (4) consolidating ZONARE’s business since July 2013, including the expenses related to the direct sales force of ZONARE.

General and Administrative Expenses

Our general and administrative expenses, as a percentage of total net revenues, decreased from 10.9% in 2012 to 10.6% in 2013. Our general and administrative expenses in 2013 were $128.3 million, an increase of 10.4% compared to $116.2 million in 2012. The increase in general and administrative expenses was driven primarily by: (1) a $14.8 million charge taken in 2013 in connection with our dispute with Beckman Coulter, Inc. compared to a $9.7 million charge taken in 2012 related to our Masimo dispute; (2) an increase in foreign exchange loss from $1.0 million in 2012 to $8.9 million in 2013, primarily attributable to the Renminbi appreciating against the U.S. dollar throughout 2013; (3) increased professional and legal fees for our mergers and inclusion of ZONARE’s general and administrative expenses since July 2013; and (5) a general increase in employee compensation for general and administrative staff, offset by a decrease in our allowance for doubtful accounts, to which a reversal of $0.9 million was recorded in our allowance for doubtful accounts in 2013 as a result of accounts receivable collections improvements while a provision of $9.6 million for doubtful accounts was recorded in 2012, of which $4.0 million resulted from change in estimate for providing allowance for doubtful accounts against accounts receivable related to international sales in 2012.

Research and Development Expenses

Our research and development expenses, as a percentage of total net revenues, increased from 9.8% in 2012 to 10.5% in 2013. The increase in research and development expenses as a percentage of total net revenues was primarily attributable to consolidating ZONARE’s business since July 2013 (whose research and development expense as a percentage of net revenues were relatively higher than our group average). Our research and development expenses in 2013 were $127.5 million, an increase of 22.2% compared to $104.3 million in 2012. The increase in research and development expenses was primarily due to increased employee compensation for research and development staff and research and development material costs.

Other Income, Net

Our other income, net, was $3.9 million in 2013, an increase of 139.7% compared to $1.6 million in 2012. Other income, net, in 2013 and 2012 included $4.0 million and $1.7 million, respectively, of cash subsidies and incentives received from the PRC government. These subsidies and incentives are granted by the PRC government on an irregular basis and amounts received tend to vary significantly.

Interest Income

Our interest income was $37.0 million in 2013, an increase of 20.3% compared to $30.8 million in 2012. The increase in interest income was driven by our increased cash and cash equivalents and short term investments in China, partially offset by a decrease in our overall interest rate earned from short-term investments.

Interest Expense

Our interest expense was $6.3 million in 2013, an increase of 55.0% compared to $4.1 million in 2012. The increase was mainly attributable to an increase in our bank borrowings used for paying dividends, financing acquisitions outside China and short-term financing for our share repurchase program, offset by a general decrease in average interest rates for our bank borrowings.

Provision for Income Tax

Provision for income taxes decreased from $37.4 million in 2012 to $14.3 million in 2013, primarily caused by: (1) tax benefits of $26.8 million recognized in 2013 in relation to “Nationwide Key Software Enterprise” status for the calendar years 2012, 2013 and 2014, and (2) the favorable impact of Shenzhen Mindray Software which enjoyed tax holiday in 2013, offset by (1) an accrual of income tax provision of $12 million recorded in 2013 in relation to VAT refund income recognized for the period from 2009 to 2013 which is arisen from the sale of embedded software in our devices and become taxable in later of 2013 as a result of emerging tax practice in the China market and (2) a provision of deferred tax liability for income taxes of $3 million recorded in 2013 in relation to approximately $52.7 million of the undistributed earnings of our PRC subsidiaries which may be distributed to its immediate parent companies in the future.

Our overall effective tax rate was 17.0% and 5.8% in 2012 and 2013, respectively. The decrease in our effective tax rate was primarily attributable to tax benefits resulted from our receiving “Nationwide Key Software Enterprise” status in 2013 for calendar years 2012, 2013 and 2014. Excluding the impact of this factor, our effective tax rate would have been 16.8%.

Net Income

As a result of the foregoing, net income increased from $180.2 million in 2012 to $224.8 million in 2013, and net margin increased from 17.0% in 2012 to 18.5% in 2013.

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

For international distributors, primarily located in North America and Western Europe, we frequently provide different payment terms that we believe are consistent with prevailing market practices in such areas. Payment in full is typically due within a negotiated period after product delivery. We typically extend credit to most of our international direct customers, primarily located in the U.S. and Western Europe, with payment in full typically within a negotiated period after product delivery, which we believe is consistent with prevailing market practices in such areas. As of December 31, 2013 and 2014, our accounts receivable balances totaled $221.6 million and $225.9 million, respectively, net of an allowance for doubtful accounts of $14.6 million and $15.1 million. The allowance for doubtful account reflects estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (i) analyzing specific customer accounts that have known or potential collection issues, and (ii) applying historical loss rates to the remaining accounts receivable balances based on aging. For purposes of analyzing specific accounts receivable with known or potential collection issues, we consider factors such as the background of the customer and its current affairs, on- going or historical disputes, litigation and customer going concern considerations.

As of December 31, 2013 and 2014, the $14.6 million and $15.1 million allowance for doubtful account balances represented 6.2% and 6.3% of the then-outstanding gross accounts receivable balances, respectively.

As of December 31, 2013 and 2014, our accounts receivable balances aged over one year but less than two years totaled $5.5 million and $4.3 million, respectively, net of allowance for doubtful accounts of $3.3 million and $2.6 million, respectively. As of December 31, 2013 and 2014, gross accounts receivable balances aged two years or more totalled $6.1 million and $6.9 million, respectively, net of allowance for doubtful accounts of $5.3 million and $6.2 million, respectively. Of these long outstanding receivable balances aged over one year but less than two years and aged over two years as of December 31, 2014, 12.7% and 1.3% had been collected as of March 31, 2015, respectively.

We purchase export credit insurance to mitigate the risk of loss and accounts receivable impairment on sales to most of our international distributors purchasing our products under credit terms. Under these arrangements, our insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. We record provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After the provision is made, we consider if an insurance receivable should be recorded. We record an insurance receivable only when recoveries are probable, which is when we have submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. We have historically received related insurance claims payment within 12-18 months of filing the claim. The total amount of insurance claims that we received was immaterial to our accounts receivable balance during the years ended December 31, 2012, 2013 and 2014.

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

Impairment of Goodwill and Indefinite-lived Intangible Assets

We review our goodwill and indefinite-lived intangible assets for potential impairment at least annually or in circumstances where indicators of impairment exist. The evaluation of goodwill for impairment involves two steps: (1) identification of potential impairment by comparing the fair value of the reporting unit with its carrying value, including goodwill and (2) comparing the implied fair value of the goodwill with its carrying value. For indefinite-lived intangible assets, the evaluation for its impairment also involves two steps: (1) identification of potential impairment by comparing its fair value with its carrying value and (2) comparing its implied fair value with its carrying value. The estimates of fair values involve significant judgment by management.

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

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax-related exposures. Estimating these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions are recorded in the period they become known. Our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 17.0%, 5.8% and 15.1% for 2012, 2013 and 2014, respectively.

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

All sales are based on firm customer orders with fixed terms and conditions. We do not provide our customers with general right of return (except for certain direct customers, which were required by applicable law and regulations), price protection or cash rebates. The sales arrangements do not include any significant post customer support services in warranty period and do not provide customers with upgrades. Accordingly, revenues from the sale of products are typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery; for certain China-based tender sales, where customers have inspection and acceptance rights, we recognize revenue upon acceptance. China-based tender sales accounted for 2.1%, 1.1% and 0.7% of our consolidated sales in 2012, 2013 and 2014, respectively. For products sold with installation service, revenue is allocated between the product and installation service if the product has standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. Revenue for service repairs of equipment is recognized after service has been completed, and service revenue for extended warranty is recognized ratably over the term of the contract.

We offer sales incentives to certain customers in the form of free products if they meet a certain level of items purchased. The costs of these sales incentives are estimated and accrued as a cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on our past experience and our customers’ purchase history, which involves significant judgment by management.

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

Recent Accounting Pronouncements

In July 2013, the Financial Accounting Standards Board issued an Accounting Standard Update (ASU 2013-11) which requires unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We adopted the ASU 2013-11 in fiscal year 2014. The adoption does not have a significant impact on our consolidated financial statements.

In May 2014, the Financial Accounting Standards Board and International Accounting Standards Board have issued a converged standard on revenue recognition, ASC 606 (the “ASC 606”) and International Financial Reporting Standards 15, Revenue from Contracts with Customers, respectively. The objective of the converged revenue standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The ASC 606 contains principles that an entity will apply using a new five-step model to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Almost all entities will be affected to some extent by the significant increase in required disclosures. But the changes extend beyond disclosures, and the effect on entities will vary depending on industry and current accounting practices. For U.S. GAAP public reporting entities, the ASC 606 is effective for the first interim period within annual reporting periods beginning after 15 December 2016. Early adoption is not permitted. We are currently evaluating financial and operational effects, if any, that the adoption of the ASC 606 will have on our consolidated financial statements.

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

In the third quarter of 2013, our primary operating subsidiary, Shenzhen Mindray, declared an intra-group dividend to initiate a one-time fund transfer out of China given concerns that offshore borrowing rates would increase and we recorded a related $20.8 million withholding tax obligation. In the fourth quarter of 2013, we reversed the $20.8 million withholding tax charge when we elected to unwind the proposed intra-group dividend from the distribution of earnings from 2008 and thereafter. We did so based on changed near-term expectations for offshore borrowing rates and to provide us additional opportunities to explore other tax-efficient means to transfer funds within our corporate group (including possible cross-border Renminbi inter-group loans from Shenzhen Mindray directly to our Hong Kong subsidiaries). In the fourth quarter of 2013, Shenzhen Mindray entered into a three-year cross-border Renminbi intra-group loan facility with one of our Hong Kong subsidiaries with up to RMB2.0 billion (equivalent to $326.9 million) available under this facility. As of December 31, 2014, RMB1.0 billion (equivalent to $163.4 million) of the intra-group facility had been utilized. For details, please refer to below section “– Cash Flows—Dividend Distributions”.

Cash and Short-term Investments Balances

The following table sets forth a summary of our unrestricted cash and cash equivalents and unrestricted short-term investments, net of our outstanding borrowings as of the dates indicated.

	December 31,
	2013	2014
	(In thousands)
Cash and cash equivalents	$385,224	$276,598
Short-term investments	847,041	816,394
Total(1)	1,232,265	1,092,992
Less: Total borrowings(2)	(475,703)	(257,210)
Total	$756,562	$835,782

(1)	Excludes restricted cash and restricted investments of $18.2 million and $12.5 million as of December 31, 2013 and 2014 in respect of (i) acquisition consideration held in escrow and payable to the sellers under the terms of the related acquisition agreements and (ii) cash held as collateral for letters of credit issued for normal business operation.

(2)	Represents primarily bank borrowings to facilitate funding of operations outside of China, for payment of annual dividends in U.S. dollars, to finance our 2013 overseas acquisition and repurchases of our equity securities. All of our bank loans were initially denominated in U.S. dollars. In 2013 and 2014, we converted a portion of our outstanding loans into Euro-denominated debt for foreign currency hedging purposes. As of December 31, 2013 and 2014, total borrowings included €25.0 million and €35.0 million in borrowings, respectively.

Cash and cash equivalents consist of cash on hand and short-term deposits that are unrestricted as to withdrawal and use, and which have original maturities less than three months. Our cash and cash equivalents are usually held in U.S. dollars and Renminbi.

Our investment policy and strategy is focused on principal protection and meeting company liquidity needs. Short-term investments consist of liquid investments with maturities greater than 90 days and less than one year at the date of purchase. As of December 31, 2013 and 2014, short-term investments mainly consisted of investments in Renminbi denominated financial products in an aggregate principal amount of $823.2 million and $797.0 million. We primarily invest in the financial products offered through high-credit quality financial institutions in China including the Bank of China. These financial products consist of a pool of assets selected and managed by the banks and/or its custodian. As of December 31, 2013 and 2014, the accrued interest rate of the Company’s Renminbi denominated financial products ranged from 4.5% to 5.7% per annum and from 3.7% to 5.6% per annum, respectively. Our financial products that we have invested in are primarily principal protected.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(In thousands)
Cash and cash equivalents	$247,859	$385,224	$276,598
Net cash provided by operating activities	325,666	307,918	330,454
Net cash used in investing activities	(232,545)	(424,541)	(92,838)
Net cash provided by (used in) financing activities	28,223	251,367	(342,997)

Operating Activities

Net cash provided by operating activities in 2012, 2013 and 2014 were $325.7 million, $307.9 million and $330.5 million, respectively.

The change in 2013 as compared to 2012 was mainly attributable to our improved cash collection of our accounts receivable, offset by the effect of payment of the Beckman Coulter, Inc. dispute charges of $14.8 million in 2013 and consolidating ZONARE’s net operating cash outflow (acquired in July 2013).

The increase in 2014 compared to 2013 was mainly attributable to the effect of the payment of $14.8 million in 2013 relating to the Beckman Coulter, Inc. dispute and increase in software value-added tax refund received from the PRC tax authorities by $16.0 million in 2014, offset by the full-year effect consolidation of ZONARE’s net operating cash outflow (acquired in July 2013).

In managing our operations and evaluating our financial results, we consider and report various operating metrics such as accounts receivable turnover days, inventory turnover days and accounts payable turnover days. When publicly announcing quarterly financial results, we provide these operating metrics calculated on a quarterly basis. Commencing with our 2012 Annual Reports on Form 20-F, we reported those operating metrics for both the fourth quarter of the relevant prior years (i.e., in our 2013 Form 20-F, for the fourth quarter of 2011, 2012 and 2013) and the relevant full years. Our operating metrics vary from period to period and are impacted by seasonality and other events.

Accounts receivable turnover days, inventory turnover days and accounts payable turnover days are provided below for both the year and the fourth quarter ended December 31, 2012, 2013 and 2014, calculated as follows:

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

Our accounts receivable turnover days for the fiscal years 2012, 2013 and 2014 were 67, 62 and 62, respectively. Accounts receivable turnover days for the fourth quarter ended December 31, 2012, 2013 and 2014 were 53, 50 and 48, respectively. The general decrease throughout 2012 to and 2014 reflects the impact of our improved cash collections efforts beginning in 2012. Efforts to improve cash collections, and in turn accounts receivable turnover days, included strengthening our credit control by more closely monitoring customers to ensure timely payment and withholding additional orders until prior outstanding invoices are paid. We have also on a limited basis utilized third party equipment leasing agents, or Leasing Companies, primarily in relation to certain direct sales in the United States. These Leasing Companies perform credit assessments and provide payment and interest terms to customers, thereby assuming all risk of customer nonpayment, with no contractual recourse against us. We in turn are paid by the Leasing Companies upon product delivery.

Demonstrating the impact of seasonality on our receivables turnover days, for the first quarter of 2014, receivable turnover days were 69 days (reflecting high accounts receivable balances at the beginning of the first quarter and lower first quarter sales) compared to 62 days for the fiscal year 2014. Our accounts receivable balances are typically lowest at first quarter end in connection with lower first quarter sales due to the Chinese Lunar New Year holiday and typically highest at year-end, as the fourth quarter is traditionally our strongest sales quarter.

The carrying value of our inventories has generally increased as a result of growth in our business and operations. Our inventory turnover days for fiscal 2012, 2013 and 2014 were 81, 86 and 90, respectively. The increase in inventory turnover days resulted from slow movement in our inventory as a result of our actual net revenues growth being slower than our expectations.

Inventory turnover days for the fourth quarter ended December 31, 2012, 2013 and 2014 were 83, 79 and 82, respectively. We recorded a decrease in our quarterly inventory turnover days in 2013 compared with respective quarter in 2012 driven by improvements in inventory management in Shenzhen Mindray and Mindray DS USA implemented in the third quarter of 2013. However, in 2014, we recorded a general increase in our quarterly inventory turnover days compared with respective quarter in 2013 because our actual 2014 net revenues growth was slower than our expectations.

Our accounts payable turnover days for fiscal 2012, 2013 and 2014 were 47, 58 and 65, respectively. Accounts payable turnover days for the fourth quarters ended December 31, 2012, 2013 and 2014 were 47, 54 and 54, respectively. The increase was due to attaining more favorable terms with our suppliers.

Investing Activities

Net cash used in investing activities in 2012, 2013 and 2014 were $232.5 million, $424.5 million and $92.8 million, respectively.

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

In 2014, the investing activities represent mainly a net increase in short-term investments of approximately $20.7 million, capital expenditures related to the construction of new manufacturing plants, research and development facilities and replacement of normal capital expenditures of $107.1 million, payments for the purchase of medical device companies of $11.8 million, and a net of cash inflow of restricted cash of $4.4 million primarily as a result of the release of restricted cash related to our acquisitions as recorded in 2013.

Financing Activities

In 2012 and 2013, net cash provided by financing activities totaled $28.2 million and $251.4 million, respectively. In 2014, net cash used in financing activities totaled $343.0 million.

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

In 2014, financing activities represent mainly the net result of repayment of bank loans of $214.4 million, dividend payments of $58.7 million, cash used in repurchasing our equity securities of $68.1 million and purchasing non-controlling interest shares of acquired companies of $5.8 million, offset by proceeds from option exercises of $3.3 million.

As of December 31, 2013 and 2014, we had outstanding bank borrowings of $475.7 million and $257.2 million, respectively of which $260.0 million and $59.6 million were current. A significant portion of our bank borrowings were used to pay annual dividends in U.S. dollars, finance our overseas acquisition of ZONARE, fund ZONARE working capital and repurchase our equity securities. To pay our fiscal year 2012 dividend, we entered into a three-year $60.0 million loan in March 2013, a portion of which was subsequently converted into an Euro-denominated term loan in various periods in 2013 and 2014 with the same maturity date. In June 2013, we took out three-year term loans in an aggregate amount of $120.0 million to finance our acquisition of ZONARE. In October 2013, we entered into a six-month term loan agreement with the Hongkong and Shanghai Banking Corporation Limited in an aggregate principal amount of $160.0 million to finance our share repurchase program launched in November 2013 (fully repaid in the second quarter of 2014). For details of our share repurchase program, please refer to below “Share Repurchase Program.” For more details about our bank loans, please see note 10 to our consolidated financial statements appearing elsewhere in this annual report. The interest rate charged on bank borrowings is determined based on a fixed margin plus LIBOR or EURIBOR. As of December 31, 2013 and 2014, the weighted average interest rate for borrowings outstanding was 1.86% and 1.64%, respectively. These financings did not require pledging any of our assets. However, in connection with our bank loans outstanding under Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd, we are required to maintain Renminbi denominated deposits/ Renminbi denominated financial products equal to 105% of the borrowed amounts with a PRC affiliate of these two banks.

We maintain banking facilities with various banks in China, Hong Kong and the United States. We have aggregate available banking facilities of $607.5 million and $581.5 million with various banks for short-term and long-term borrowings, bills, letters of guarantee/credits and standby letter of credits facilities, of which $57.0 million and $244.3 million were unutilized as of December 31, 2013 and 2014, respectively. Some of these facilities were secured by our corporate guarantees. In addition, we are required to comply with certain financial covenants imposed by these financial institutions. As of December 31, 2013 and 2014, we are in compliance with the financial covenants imposed by the banks.

Share Repurchase Program

Our Board of Directors approved a share repurchase program under which we were authorized to repurchase up to $300 million of our issued and outstanding ADSs on the NYSE Euronext at prevailing market prices from time to time between November 2013 and March 31, 2015 in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable U.S. federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. Repurchases were to be made at management’s discretion, subject to restrictions on price, volume, and timing. In 2013 and 2014, we repurchased approximately 1.1 million ADSs and 2.0 million ADSs, respectively, for an aggregate purchase price of $42.4 million and $68.1 million, respectively. The share repurchase program lapsed on March 31, 2015 with no additional purchases thereunder in 2015.

Dividend Distributions

In addition to offshore borrowings, we may rely on dividends and other distributions on equity paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends to our shareholders. Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in China, each of our PRC subsidiaries is required to provide 10% of its after-tax profits to statutory surplus reserve fund. When the aggregate balance in the statutory surplus reserve fund is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Currently, Shenzhen Mindray, Shenzhen Mindray Software and Wuhan Dragonbio Surgical Implant Co., Ltd. have contributed over 50% of its registered capital to its statutory surplus reserve fund and are no longer allocating net income to the fund. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. As a result of PRC laws and regulations, our PRC operating subsidiaries are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2013 and 2014, the amount of these restricted portions was approximately $35.4 million and $40.0 million, respectively. See Item 5, “Taxes and Incentives” for discussion on our intention to permanently reinvest the undistributed earnings of our PRC subsidiaries as of December 31, 2014.

We may require additional cash resources if we wish to pursue opportunities for investment, acquisition, strategic cooperation, cross-border funding or other similar opportunities. We are also exploring other alternatives to fund our business activities and development overseas. In the fourth quarter of 2013, Shenzhen Mindray entered into a three-year cross-border Renminbi intra-group loan facility providing for loans aggregating up to RMB2.0 billion (equivalent to $326.9 million) with one of our Hong Kong subsidiaries. The interest rate is 5% and the facility can be extended at Shenzhen Mindray’s discretion. As of December 31, 2013 and 2014, we utilized RMB1.0 million (equivalent to $0.2 million) and RMB1.0 billion (equivalent to $163.4 million) of the loan facility, respectively. For risks associated with this arrangement and dividend distributions, see “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our operating subsidiaries to fund cash and financing requirements, and limitations on the ability of our operating subsidiaries to pay dividends to us may have a material adverse effect on our ability to conduct our business,” and “—Restrictions on currency exchange may limit our ability to utilize our capital effectively.” If we determine that our cash requirements exceed our aggregate amounts of cash and cash equivalents on hand and short-term investments, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities would cause shareholder dilution. Any incurrence of indebtedness would increase our debt service obligations and could subject us to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital Expenditures

Our capital expenditures totaled $65.6 million, $109.1 million and $107.1 million in 2012, 2013 and 2014, respectively. Our capital expenditures primarily related to construction of our manufacturing and assembly plants, research and development facilities, purchase of land use rights, machineries, electronic equipment, furniture and fixture and intangible assets such as patents and trademarks. Our capital expenditures are primarily funded by net cash provided by operating activities. As of December 31, 2014, our capital commitment for property, plant and equipment totaled $75.7 million, which will also be funded by net cash provided by operating activities.

We expect our capital expenditures in 2015 to be approximately $150.0 million, which will be utilized primarily for construction for manufacturing facilities in Shenzhen and dedicated research and development facilities in Beijing and Xi’an, China, as well as our recurring capital expenditures.

C.	Research and Development.

Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a relatively short period of time. Between 2012 and 2014, our spending on research and development activities remained relatively steady at approximately 10% of net revenues. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and higher than most of our domestic competitors. As of December 31, 2014, our research and development team consisted of more than 2,000 engineers and other research and development personnel, representing approximately one-fourth of our employees worldwide.

In 2015, we expect to add to our research and development team to focus, in particular, on the development of high-end medical devices. As the average cost of a research and development engineer in China is significantly lower than in the United States or Western Europe, we have been able to build a research and development team that we believe is much larger, as a percentage of total employees, than most of our international competitors, and the largest of any domestic manufacturer of medical devices in China. Due to our strong brand reputation we have been able to recruit a strong research and development team.

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

We currently have research and development centers located in Shenzhen, Beijing, Nanjing, Xi’an, Chengdu and Shanghai in China. We also maintain research and development centers in Mahwah, New Jersey; Mountain View, California; Seattle, Washington; Miami, Florida; and Stockholm, Sweden. The location of our research and development centers in China allows us to compete for skilled research and development technicians and managers across the country. The research and development centers in Mahwah and Stockholm were acquired through the acquisition of Datascope’s patient monitoring business, and the research and development center in Mountain View was acquired through the acquisition of ZONARE.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any significant trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of December 31, 2014:

	Payments due by period
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt repayment obligations(a)	$59,625	$197,585	$—	$—	$257,210
Operating leases obligations(b)	12,673	16,021	1,938	66	30,698
Consideration obligations(c)	17,173	—	—	—	17,173
Notes payable obligations(d)	9,234	—	—	—	9,234
Purchase obligations(e)	75,714	—	—	—	75,714
Total	$174,419	$213,606	$1,938	$66	$390,029

(a)	Debt repayment obligations: We are obligated to repay our bank borrowings throughout different periods. The amounts do not include interest payments because the interest rate for our bank borrowings is subject to either LIBOR or EURIBOR fluctuations. For more details, please see the notes to our consolidated financial statements appearing elsewhere in this annual report
(b)	Operating leases obligations: We have entered into various non-cancelable operating lease agreements for our offices premises and our assembly and manufacturing facility. Such operating leases do not contain significant restrictive provisions.
(c)	Consideration obligations: We are obligated to make consideration payments under purchase and sale agreements associated with our acquisition of certain medical device companies in 2013 and 2014. For more details, please refer to the notes to our consolidated financial statements appearing elsewhere in this annual report.
(d)	Notes payable: We are obligated to repay bills issued by various banks in favor of our vendors and suppliers as payments for our purchased goods and services
(e)	Purchase obligations: We are obligated to make payments under non-cancellable contractual arrangements with our vendors, principally for our property, plant and equipment.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth certain information relating to our directors and executive officers as of March 31, 2015:

Name	Age	Position

Xu Hang	52	Chairman
Li Xiting	63	Executive Chairman, President and Co-Chief Executive Officer
Cheng Minghe(1)	53	Co-Chief Executive Officer and Chief Strategic Officer
Wang Jianxin(2)	53	Chief Operating Officer
Alex Lung	43	Chief Financial Officer
Fannie Lin Fan	42	Group General Counsel; Secretary of Board of Directors
Ronald Ede	56	Director
Joyce I-Yin Hsu	40	Director
Kern Lim	44	Director
Wu Qiyao	78	Director

Audit Committee:	Compensation Committee:	Corporate Governance and Nominations Committee:	Transactions Committee
Ronald Ede	Joyce I-Yin Hsu	Xu Hang*	Xu Hang
Kern Lim*	Kern Lim*	Joyce I-Yin Hsu	Li Xiting
		Kern Lim	Ronald Ede Cheng Minghe
Joyce I-Yin Hsu*

(1)	Mr. Cheng Minghe assumed the position of co-chief executive officer in June 2013. Prior to this, he served as our chief strategic officer and maintains this role.
(2)	Mr. Wang Jianxin assumed the position of chief operating officer in May 2014. He previously served as our chief administrative officer and has been with our company since 2006.

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

Li Xiting is one of our founders, and has served as our executive chairman of our board of directors since March 2015, and co-chief executive officer, director and president since 1991. Mr. Li was our chief executive officer in 2012. Mr. Li is the core managerial personnel of our business and is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.

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

Wang Jianxin joined us as a vice president in 2006, served as our chief administrative officer between June 2013 and May 2014, and began serving as our chief operating officer in May 2014. He is also the vice president of China Chamber of Commerce for Import and Export of Medicines and Health Products and the vice president of the China Association for Medical Devices Industry. Mr. Wang started his career in 1983 and has held various executive roles in the private and public sectors. Between 2001 and 2006, Mr. Wang served as the vice president of Shenzhen Huaqiang Group, the chairman of Shenzhen Sanyo Huaqiang Electronics, the chairman of Tsinghua University’s Shenzhen Graduate School Lihe Digital Electronics Company, and the general manager of Shanghai Feile Acoustics Co., Ltd., where he was primarily responsible for each company’s investment strategies, sales and marketing, and overall management. He received his master’s degree in Management Science and Engineering from Harbin University of Science and Technology, and his bachelor’s degree in Automation from the University of Shanghai for Science and Technology.

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

Compensation of Directors and Executive Officers

In 2014, we paid aggregate cash compensation of approximately $8.6 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pension, retirement or similar benefits for our officers and directors.

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

As approved on our annual general meeting of shareholders held on December 15, 2009, the number of shares that may be delivered pursuant to awards granted under the Amended and Restated 2006 Employee Share Incentive Plan is 21,000,000 Class A ordinary shares. As of March 31, 2015, options to purchase 1,543,048 Class A ordinary shares were outstanding. The table below sets forth the option and RSU grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of March 31, 2015.

* The aggregate number of ordinary shares underlying the options and RSUs of the corresponding directors and executive officers granted is less than 1% of our total outstanding ordinary shares as of March 31, 2015.

† Options reissued on March 16, 2009 in connection with our option exchange program. See note 15 to our consolidated financial statements included elsewhere in this annual report.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share		Date of Grant	Date of Expiration
		(In $)
Xu Hang	600,000	11.00		September 8, 2006	September 8, 2016
Li Xiting	600,000	11.00		September 8, 2006	September 8, 2016
Cheng Minghe	200,000	5.00		February 22, 2006	February 22, 2016
	*	0.00	(RSU)	May 9, 2012
	*	0.00	(RSU)	January 26, 2014
Wang Jianxin	*	20.50		January 23, 2007†	January 21, 2015
	*	0.00	(RSU)	August 17, 2010
	*	0.00	(RSU)	February 15, 2011
	*	0.00	(RSU)	May 9, 2012
	*	0.00	(RSU)	February 25, 2013
	*	0.00	(RSU)	January 26, 2014
Alex Lung	*	29.30		August 6, 2009	August 6, 2017
	*	0.00	(RSU)	August 17, 2010
	*	0.00	(RSU)	February 15, 2011
	*	0.00	(RSU)	September 9, 2011
	*	0.00	(RSU)	May 9, 2012
	*	0.00	(RSU)	February 25, 2013
	*	0.00	(RSU)	January 24, 2014
Fannie Lin Fan	*	0.00	(RSU)	September 9, 2011
Ronald Ede	*	11.00		September 8, 2006	September 8, 2016
	*	20.50		May 15, 2008†	May 15, 2016
	*	0.00	(RSU)	February 25, 2013
Joyce I-Yin Hsu	*	5.00		February 22, 2006	February 22, 2016
	*	29.30		August 6, 2009	August 6, 2017
	*	0.00	(RSU)	February 25, 2013
Wu Qiyao	*	11.00		September 8, 2006	September 8, 2016
	*	0.00	(RSU)	February 25, 2013
Kern Lim	*	0.00	(RS)	March 6, 2009
	*	0.00	(RSU)	February 25, 2013

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

Terms of Directors and Executive Officers

We have a classified board, which means the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Messrs. Xu and Ede will expire at the 2015 annual general meeting of our shareholders; the terms of office of Ms. Hsu and Mr. Wu will expire at the 2016 annual general meeting of our shareholders; and the terms of office of Messrs. Li and Lim will expire at the 2017 annual general meeting of our shareholders.

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

Audit Committee

Our audit committee consists of Messrs. Lim and Ede, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Lim is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

Our compensation committee consists of Mr. Lim and Ms. Hsu. Mr. Lim is the chairman of our compensation committee. Our board of directors has determined that Mr. Lim is an “independent director” within the meaning of NYSE Manual Section 303A.

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating the performance of our co-chief executive officers in light of those goals and objectives, and setting the compensation level of our co-chief executive officers based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to our co-chief executive officers regarding the compensation level, share-based compensation and bonuses for our officers other than our co-chief executive officers;

•	reviewing and determining cash and share-based compensation for our directors;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of Mr. Xu, Mr. Lim and Ms. Hsu.

Mr. Xu is the chairman of our corporate governance and nominations committee. Our board of directors has determined that Mr. Lim is an “independent director” within the meaning of NYSE Manual Section 303A.

Our corporate governance and nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.

Transactions Committee

Our transactions committee consists of Mr. Xu, Mr. Li, Mr. Ede, Mr. Cheng and Ms. Hsu. Ms. Hsu is the chairperson of our transactions committee.

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

We had approximately 7,500, 7,900 and 8,300 employees worldwide as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2014:

As of December 31, 2014
Manufacturing	1,983
Research and development	2,088
General and administration	875
Marketing and sales (including customer support and service)	3,331
Total	8,277

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

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of March 31, 2015, the latest practicable date by:

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 117,817,168 ordinary shares outstanding as of March 31, 2015, and taking into consideration options exercisable by such person within 60 days of March 31, 2015.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
Name	Number	Percent	Percent
Directors and Executive Officers
Xu Hang(1)**	15,047,476	12.7%	28.9%
Li Xiting(2)**	15,500,163	13.1%	30.6%
Cheng Minghe(3)**	2,188,288	1.9%	4.0%
Wang Jianxin	*	*	*
Alex Lung	*	*	*
Fannie Lin Fan	*	*	*
Ronald Ede	*	*	*
Joyce I-Yin Hsu	*	*	*
Kern Lim	*	*	*
Wu Qiyao	*	*	*
Principal Shareholders
Commonwealth Bank of Australia(4)	6,564,372	5.6%	2.8%
Mondrian Investment Partners Limited(5)	11,167,500	9.5%	4.8%
Baillie Gifford & Co(6)	9,630,815	8.2%	4.1%
EARNEST Partners, LLC(7)	4,646,166	3.9%	2.0%
Schroder Investment Management North America Inc(8)	12,447,811	10.6%	5.3%
M&G Investment Management Limited(9)	4,711,809	4.0%	2.0%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

** Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold all of our Class B ordinary shares.

(1)	Holdings include (i) 201,742 Class A ordinary shares held by New Dragon (No. 12) Investments Limited (“New Dragon”), of which Mr. Xu Hang is the sole owner; (ii) 9,229,755 Class B ordinary shares held by New Dragon; (iii) 515,979 American Depositary Shares, each representing one Class A ordinary share, held by Credit Suisse AG for the benefit of New Dragon; (iv) 4,000,000 Class B ordinary shares held by New Phoenix Limited (“New Phoenix”), over which Mr. Xu Hang exercises voting and investment control; (v) American Depositary Shares representing 500,000 Class A ordinary shares, held by Credit Suisse AG for the benefit of New Phoenix; and (vi) 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Xu Hang, which includes stock options vesting within 60 days of March 31, 2015. 6,206,896 of the Class B ordinary shares are pledged pursuant to a Collateral Agreement as security for a credit facility made available by Credit Suisse AG to New Dragon (the “Credit Facility”). New Dragon and New Phoenix each have the address of Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands. 6,206,896 of the Class B ordinary shares held by Mr. Xu are pledged as collateral pursuant to a collateral agreement as security for a credit facility made available by Credit Suisse AG to New Dragon.
(2)	Holdings include (x)(i) 193,258 Class A ordinary shares; (ii) 14,080,214 Class B ordinary shares; and (iii) 626,691 American Depositary Shares (ADSs), each representing one Class A ordinary share, and (y) 600,000 Class A ordinary shares issuable upon the exercise of stock options held by Mr. Li, which includes stock options that vest within 60 days of March 31, 2015. The outstanding ordinary shares and ADSs referenced in clause (x) are held through UBS Trustees (BVI) Limited, as Trustee of the Magic Bell Trust. The assets of this family trust include all outstanding shares of Magic Bell Limited, a BVI company (“Magic Bell”), and Quiet Well Limited, a BVI Company (“Quiet Well”). Magic Bell is the sole owner of Quiet Well which in turn holds those ordinary shares and ADSs. Mr. Li retains sole voting and disposition power over all Mindray securities held through the trust. Quiet Well’s address is Tropic Isle Building, P.O. Box 438, Road Town Tortola, BVI. Magic Bell’s address is Romasco Place, Wichkhams Cay 1, PO Box 3140, Road Town, Tortola, BVI.
(3)	Holdings include 1,809,938 Class B ordinary shares and 378,350 ADSs, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.
(4)	Represents the ADSs that may be deemed beneficially owned with shared voting power and dispositive power by Commonwealth Bank of Australia, Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Limited and First State Investments (Hong Kong) Limited. The address of Commonwealth Bank of Australia is Ground Floor, Tower 1, 201 Sussex Street, Sydney, New South Wales, 2000, Commonwealth of Australia. The number of shares and the information provided in this footnote is as of December 31, 2014 and is based on a Schedule 13G filed with the SEC on February 12, 2015.

(5)	Represents the sponsored ADRs held by Mondrian Investment Partners Limited. Mondrian Investment Partners Limited is an investment adviser with the business address of Fifth Floor, 10 Gresham Street, London EC2V 7JD, United Kingdom. The number of shares held is as of December 31, 2014 and is based on a Schedule 13G filed with the SEC on January 29, 2015.
(6)	Represents the ADSs held by Baillie Gifford & Co, an investment advisor with the business address of Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, United Kingdom. The number of shares and the information provided in this footnote is as of December 31, 2014 and is based on a Schedule 13G/A filed with the SEC on January 21, 2015.
(7)	Represents the ADSs that may be deemed beneficially owned with share voting power and sole dispositive power by EARNEST Partners, LLC. EARNEST Partners, LLC is an investment adviser with the business address of 1180 Peachtree Street NE, Suite 2300, Atlanta, Georgia 30309, U.S.A. The number of shares and the information provided in this footnote is as of December 31, 2014 and is based on a Schedule 13G filed with the SEC by EARNEST Partners, LLC on February 11, 2015.
(8)	Represents the ADRs that may be deemed beneficially owned with shared voting power and dispositive power by Schroder Investment Management North America Inc, Schroder Investment Management North America Ltd, Schroder Investment Management Ltd, Schroder Investment Management Hong Kong Ltd and Schroder Investment Management Singapore Ltd. Schroder Investment Management North America Inc is an investment adviser with the business address of 875 Third Ave, 22nd Floor, New York, NY 10022, U.S.A. The number of shares and the information provided in this footnote is as of December 31, 2014 and is based on a Schedule 13G filed with the SEC by Schroder Investment Management North America Inc on February 6, 2015.
(9)	Represents the ADSs that may be deemed beneficially owned with shared voting power and dispositive power by M&G Investment Management Limited. M&G Investment Management Limited is an investment adviser with the business address of Governor’s House, Laurence Pountney Hill, London, EC4R OHH, United Kingdom. The number of shares and the information provided in this footnote is as of December 31, 2014 and is based on a Schedule 13G filed with the SEC by M&G Investment Management Limited on February 5, 2015

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. Mr. Xu Hang, our Chairman of the Board of Directors, Mr. Li Xiting, our Executive Chairman of the Board of Directors, President and Co-CEO, and Mr. Cheng Minghe, our Co-CEO and Chief Strategic Officer, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until the total number of Class B ordinary shares they own is collectively less than 20% of the total number of issued and outstanding ordinary shares. None of our other shareholders own Class B ordinary shares or have different voting rights.

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

In addition, our ability to pay dividends may depend on the profitability generated by our overseas subsidiaries, our ability to finance through third-party borrowing or the payment of dividends to us by our primary operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in China, each of our PRC subsidiaries are required to provide 10% of its after-tax profits to a statutory surplus reserve fund. When the aggregate balance in the statutory surplus reserve fund is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray had previously contributed over 50% of its registered capital to its statutory surplus reserve, and is no longer allocating after-tax profits to the fund.

Allocations to these statutory surplus reserve funds can only be used to offset extraordinary losses and are not distributable to us in the form of loans, advances or cash dividends. Furthermore, if any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the above could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.

Other than the above, pursuant to certain provisions as specified in the bank loan agreements as entered into by us, there is a loan covenant which restricts us from declaring dividend over 40% of its net profit.

We paid cash dividends of $46.4 million, $59.1 million and $58.7 million in 2012, 2013 and 2014, respectively. On March 9, 2015, we declared a cash dividend of $0.40 per ordinary share and the cash dividends of approximately $47.1 million were payable to shareholders of record as of March 19, 2015.

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

Price Range of Our ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low market prices of our ADSs on the New York Stock Exchange for the periods indicated:

Annual Highs and Lows	High	Low
2010	$40.35	$25.52
2011	31.21	21.25
2012	36.36	25.77
2013	43.81	28.65
2014	40.89	26.20
Quarterly Highs and Lows
First Quarter 2013	40.50	28.65
Second Quarter 2013	42.40	36.30
Third Quarter 2013	43.81	36.13
Fourth Quarter 2013	42.11	33.88
First Quarter 2014	40.89	30.03
Second Quarter 2014	34.54	29.94
Third Quarter 2014	32.99	28.54
Fourth Quarter 2014	31.84	26.20
First Quarter 2015	33.83	25.90
Monthly Highs and Lows
September 2014	31.89	29.78
October 2014	31.36	28.43
November 2014	31.84	27.52
December 2014	31.01	26.20
January 2015	27.87	25.90
February 2015	28.99	26.83
March 2015	33.83	26.62
April 2015 (through April 13, 2015)	30.32	27.21

On April 13, 2015, the closing sale price of our ADSs as reported on the New York Stock Exchange was $29.90 per ADS.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See Item 9.A above.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.     ADDITIONAL INFORMATION

A.	Share capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On July 4, 2014, SAFE issued a Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 superseded SAFE’s Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005. According to SAFE Circular 37, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas Special Purpose Vehicles (“SPV”),with assets or equity interests in a PRC company, for purposes of overseas equity financing. The PRC resident shall apply for SAFE registration for overseas investment before paying capital to the SPV by using his, her or its legally owned assets, whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing.” In addition, SAFE Circular 37 requires amendment to the registration in the event of any significant changes to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

According to SAFE Circular 37, if the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the SPV may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Failure to make the required registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in additional liability under PRC law for violating applicable foreign exchange restrictions.

As a Cayman Islands company holding our operating subsidiaries in China, we are considered a SPV under SAFE Circular 37. PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. We have requested our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary SAFE registrations. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from distributing profits and could expose us and our PRC resident shareholders to liability under PRC law.”

SAFE issued the Notice on Further Simplified and Improved Direct Investment Foreign Exchange Management Measures, or SAFE Notice 13, on February 28, 2015, which will be effective from June 1, 2015. Pursuant to SAFE Notice 13, there is no longer a need for Direct Investment Foreign Exchange Registration and banks shall be able to review and register direct investment foreign exchange in accordance with the newly released Guidelines for Direct Investment Foreign Exchange Registration. SAFE and its local branches shall supervise Direct Investment Foreign Exchange Registration indirectly through the banks.

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

The following is a general summary of the material Cayman Islands, PRC and U.S. federal income tax consequences relevant to an investment in our ADSs or ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser or current holder of our ADSs or ordinary shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs or ordinary shares.

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

U.S. Federal Income Taxation

The following is a general summary of the material U.S. federal income tax considerations related to the acquisition, ownership and disposition of our ADSs or ordinary shares. This summary deals only with persons or entities that are “U.S. Holders” (as defined below) who hold our ADSs or ordinary shares as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in the light of their particular circumstances or to shareholders subject to special treatment under U.S. federal income tax law, such as (without limitation):

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

Furthermore, this summary does not address any aspect of U.S. federal gift or estate tax, state, local or non-U.S. taxes, the Medicare tax or the alternative minimum tax provisions of the Code.

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

Under current law and with respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends may be “qualified dividend income” that is taxed at a reduced capital gains rate, provided that certain conditions are satisfied, including: (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC for both our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The Internal Revenue Service has indicated that common or ordinary stock, or an ADR in respect of such stock, is considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States when it is listed on the New York Stock Exchange.

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

Passive Foreign Investment Company

We do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2014, and we do not expect to be considered a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2015. However, we cannot assure you that we will not be a PFIC for 2015 or any future taxable year.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules (“PFIC rules”) with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election. The amount of the total distributions you receive in a taxable year that is greater than 125% of the average annual distributions you received during the shortest of the three preceding taxable years or the portion of your holding period for the ADSs or ordinary shares before the particular taxable year will be treated as an excess distribution. Under the PFIC rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to- market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to- market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

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

People’s Republic of China Taxation

In 2007 China passed the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT Law created a new “resident enterprise” classification, which, if applied to us, would impose a PRC enterprise income tax on our worldwide income at a tax rate of 25% and result in a situation in which a withholding tax of 10% for our non-PRC enterprise investors or a potential 20% individual income tax for individual investors is imposed on dividends we pay to them, and on gains derived by our non-PRC shareholders from disposition of our shares or ADSs, if such dividends or gains are determined to have been derived from sources within China. It is unclear whether, if we are considered a PRC “resident enterprise,” our non-PRC enterprise shareholders or ADS holders would be able to claim the benefit of income tax treaties or arrangements entered into between China and other countries or areas. The EIT Law and its implementing rules are unclear as to how to determine the sources of such dividends or gains for non-PRC enterprises or group enterprise controlled entities.

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

Fluctuations in exchange rates may affect our net revenues, costs, operating margins and net income. For example, in 2014, over 50% of our net revenues were generated from sales denominated in currencies other than U.S. dollar, and over 50% of our operating expenses were denominated in currencies other than U.S. dollars. The fluctuations in the exchange rates between the U.S. dollar and the Renminbi and other foreign currencies resulted in a decrease of $8.6 million in operating income in 2014.

Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars or Euro into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar or Euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or Euro into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the Renminbi or the Euro against the U.S. dollar would have a positive effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents, short-term investments and accounts receivables as of December 31, 2014, a 1.0% change in the exchange rates between the U.S. dollar and the Renminbi would result in an increase or decrease of $1.7 million to our total cash and cash equivalents, $8.1 million to our short term investments and $0.6 million to our accounts receivable.

In the fourth quarter of 2013 and during 2014, we entered into forward contracts to reduce our foreign currency exposure against the U.S. dollar. In 2013 and 2014, we also converted $33.7 million and $12.3 million of U.S. dollar denominated loan into Euro denominated loan in order to hedge against foreign currency exposure of our receivables denominated in Euro.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by our excess cash, which is mostly held in interest-bearing bank deposits and short-term investments as well as interest expenses under our short-term and long-term bank loans. Our future interest income from our cash deposited in bank and short-term investments may fall short of expectations due to changes in interest rates. As of December 31, 2014, our outstanding short-term and long-term borrowings were $59.6 million and $197.6 million, respectively. The decrease in our borrowings in 2014 was as a result of our entering into a three-year cross-border Renminbi intra-group loan facility between our subsidiaries in Hong Kong and China in 2013.The interest rate of our borrowings is the aggregate of a fixed margin and LIBOR or EURIBOR. We are therefore exposed to interest rate risk related to potential fluctuations in the LIBOR and EURIBOR. A hypothetical 100 basis point increase in LIBOR and EURIBOR would result in an increase of $2.1 million and €0.4 million, respectively in our interest expenses incurred by the respective outstanding loans as of December 31, 2014 in 2015.

Inflation Risk

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the year-on-year change in the consumer price index in China was 2.6%, 2.5% and 1.5% in 2012, 2013 and 2014, respectively.

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

In addition, as part of its service to us, the depositary has agreed to waive fees for the standard costs associated with the maintenance and administration of the ADR program amounting to $0.1 million. The depositary has also reimbursed us approximately $1.2 million for expenses incurred by us from various third party service providers for the year ended December 31, 2014, as follows:

Category of Expenses	Amount paid (in thousands)
Legal Advisory	$257
Current Auditor	953
Total	$1,210

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of the our internal control over financial reporting as of December 31, 2014 using criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm as stated in their report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Messrs. Lim and Ede, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Lim is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

	Year Ended December 31,
	2013	2014
	(in thousands)
Audit fees (1)	$2,580	$2,708
Audit-related fees (2)	347	663
Advisory fees (3)	609	220
Tax fees (4)	215	262
Total	$3,751	$3,853

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor for the integrated audit of our annual financial statements, including audit of internal control over financial reporting in accordance with Sarbanes-Oxley Act, and review of our quarterly consolidated financial information.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor primarily for performing statutory audits for certain of our subsidiaries and other miscellaneous audit-related services.
(3)	“Advisory fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal external auditor, other than service reported under “audit fees,” “audit-related fees” and “tax fees.” “Advisory fees” in 2013 and 2014 mainly represent consulting fees for our product development management project and other miscellaneous business process projects.
(4)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed primarily for tax compliance services rendered by our principal external auditor.

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

All of the audit and non-audit services carried out in the years ended December 31, 2013 and 2014 were pre-approved by audit committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 4, 2013, our board of directors approved a share repurchase program, authorizing us to repurchase up to $200.0 million worth of our ADSs on the NYSE Euronext at prevailing market prices from time to time until July 2014 in trades pursuant to a Rule 10b5-1 repurchase plan or in accordance with applicable federal securities laws. The repurchase program was amended in March 2014 to authorize us to repurchase up to $300.0 million worth of our ADSs. The share repurchase program lapsed on March 31, 2015 with no additional purchases thereunder in 2015. The table below sets forth certain information relating to our repurchases of ADSs under such program.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1, 2013 to October 30, 2013	—	—	—	—
November 1, 2013 to November 30, 2013	439,124	$39.24	439,124	$282.8 million[1]
December 1, 2013 to December 31, 2013	672,540	$37.31	672,540	$257.7 million[1]
January 1, 2014 to January 31, 2014	1,284,378	$35.66	1,284,378	$211.9 million[1]
February 1, 2014 to February 28, 2014	83,502	$35.30	83,502	$208.9 million[1]
March 1, 2014 to March 31, 2014	591,796	$32.04	591,796	$190.0 million[1]
Total	3,071,340	$35.83	3,071,340

1 Such maximum dollar value is calculated based on $300.0 million, the amended share repurchase program.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.  CORPORATE GOVERNANCE

Differences between Cayman Islands and NYSE Corporate Governance Practices

We are incorporated in the Cayman Islands. Under Section 303A of the NYSE Manual, NYSE-listed non- companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NYSE corporate governance practices. However, the following are the ways in which our current corporate governance practices differ from NYSE corporate governance requirements as the laws of the Cayman Islands do not require such compliance:

•	As of the date of this annual report, 50% of our directors are independent. As a result, we would not otherwise meet the requirement that a majority of our board be independent;

•	We do not have a minimum of three members on our audit committee;

•	Our corporate governance and nominations committee of our board of directors is not comprised entirely of independent directors;

•	Our compensation committee is not comprised entirely of independent directors; and

•	We do not hold regular executive session meetings of non-management directors.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.     FINANCIAL STATEMENTS

We have elected to provide our financial statements pursuant to Item 18.

ITEM 18.     FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.     EXHIBITS

The following exhibits are filed as part of this annual report.

Index to Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited (incorporated by reference from Exhibit 99.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on November 10, 2008).

2.1	Form of American Depositary Receipt (incorporated by reference from Exhibit 4.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.2	Specimen Certificate for Class A Ordinary Shares (incorporated by reference from Exhibit 4.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 22, 2006).

2.3	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares (incorporated by reference from Exhibit 4.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

2.4	Form of Indenture (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-3 filed with the Securities and Exchange Commission on March 3, 2010).

4.1	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio- Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005 (incorporated by reference from Exhibit 4.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.2	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006 (incorporated by reference from Exhibit 4.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.3	Mindray DS USA, Inc. 401(k) Savings Plan (incorporated by reference from Exhibit 4.3 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on September 16, 2010).

4.4	Employee Share Incentive Plan and form of Option Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.5	Amended and Restated Limited Share Incentive Plan (incorporated by reference from Exhibit 4 to the Registrant’s Form S-8 filed with the Securities and Exchange Commission on January 5, 2012).

4.6	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited (incorporated by reference from Exhibit 10.2 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.7	Form of Employment Agreement of Mindray Medical International Limited (incorporated by reference from Exhibit 10.3 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.8	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001 (incorporated by reference from Exhibit 10.4 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.9	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002 (incorporated by reference from Exhibit 10.5 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.10	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002 (incorporated by reference from Exhibit 10.6 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.11	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio- Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004 (incorporated by reference from Exhibit 10.7 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.12	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005 (incorporated by reference from Exhibit 10.8 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.13	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005 (incorporated by reference from Exhibit 10.9 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.14	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (incorporated by reference from Exhibit 10.10 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.15	Form of Equity Transfer Agreement (incorporated by reference from Exhibit 10.11 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on September 6, 2006).

4.16	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006 (incorporated by reference from Exhibit 10.12 to the Registrant’s Form F-1 filed with the Securities and Exchange Commission on January 24, 2007).

4.17	Asset Purchase Agreement by and between Datascope Corp. and Mindray Medical International Limited, dated as of March 10, 2008 (incorporated by reference from Exhibit 10.1 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

4.18	Loan Agreement by and among MR Holdings (HK) Limited, MR Investments (HK) Limited, Mindray Medical International Limited and Bank of China (HK) Limited, dated as of April 23, 2008 (incorporated by reference from Exhibit 10.2 to the Registrant’s Form 6-K filed with the Securities and Exchange Commission on May 15, 2008).

8.1*	List of subsidiaries.

11.1	Code of Ethics (incorporated by reference from Exhibit 11.1 to the Registrant’s Form 20-F filed with the Securities and Exchange Commission on June 30, 2008).

12.1*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2*	Certification of Co-Chief Executive Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.3*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-1(a) (17 CFR 240.15d-14(a)).

13.1*	Certification pursuant to Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b)(17 CFR 240.15d-14(b)) and 18 U.S.C. Section 1350.

23.1*	Consent of PricewaterhouseCoopers, Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Taxonomy Extension Definition Linkbase Document

101.LAB*	Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed with this Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mindray Medical International Limited

/s/ Alex Lung
Alex Lung
Chief Financial Officer

Date: April 16, 2015

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

Table of Contents

MINDRAY MEDICAL INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mindray Medical International Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013)issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

Hong Kong

April 16, 2015

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share and per share amounts)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$385,224	$276,598
Restricted cash	759	7,422
Short-term investments	847,041	816,394
Accounts receivable, net of allowance of $14,571 and $15,076	220,228	222,522
Inventories	138,808	150,642
Value added tax receivables	10,225	3,432
Other receivables	21,512	23,316
Prepayments and deposits	14,310	16,481
Deferred tax assets, net	9,585	14,802

Total current assets	1,647,692	1,531,609

Restricted cash, non-current	17,453	5,061
Other assets	10,755	9,666
Accounts receivable-non-current, net of allowance of $nil and $nil	1,389	3,350
Advances for purchase of property, plant and equipment	18,919	21,840
Property, plant and equipment, net	324,710	412,733
Land use rights, net	59,463	59,057
Intangible assets, net	181,077	175,451
Goodwill	242,476	254,435

Total assets	$2,503,934	$2,473,202

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	$260,000	$59,625
Notes payable	10,945	9,234
Accounts payable	93,673	93,523
Advances from customers	28,240	31,396
Salaries payable	91,220	114,583
Other payables and current liabilities	118,951	168,139
Purchase consideration payable	20,457	17,173
Income taxes payable	20,721	20,415
Other taxes payable	12,832	10,342

Total current liabilities	657,039	524,430

Long-term bank loans	215,703	197,585
Other long-term liabilities	7,222	10,670
Deferred tax liabilities, net	45,812	69,233

Total liabilities	925,776	801,918

Commitments and contingencies (Note 22)
Mindray shareholders' equity:
Ordinary shares(a) (HK$0.001 par value, 5,000,000,000 shares authorized, 118,328,437 shares and 117,301,753 shares issued and outstanding, respectively)	15	15
Additional paid-in capital	521,617	453,564
Retained earnings	865,676	1,000,257
Accumulated other comprehensive income	150,432	144,120
Treasury stock at cost, 506,543 shares and nil shares, respectively	(18,792)	-

Total Mindray shareholders' equity	1,518,948	1,597,956
Non-controlling interests	59,210	73,328

Total equity	1,578,158	1,671,284

Total liabilities and equity	$2,503,934	$2,473,202

Note (a) Ordinary shares of the Company consists of Class A and Class B ordinary shares as follows:

1.	Class A ordinary shares, HK$0.001 par value per share, 4,000,000,000 shares authorized, 89,208,530 shares and 88,181,846 shares issued and outstanding as of December 31, 2013 and 2014, respectively.

2.	Class B ordinary shares, HK$0.001 par value per share, 1,000,000,000 shares authorized, 29,119,907 shares and 29,119,907 shares issued and outstanding as of December 31, 2013 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Years Ended December 31,
	2012	2013	2014

Net revenues	$1,060,054	$1,213,987	$1,322,814
Cost of revenues(a)	(459,389)	(527,402)	(584,310)

Gross profit	600,665	686,585	738,504
Operating expenses:
Selling expenses(a)	(188,804)	(220,589)	(261,965)
General and administrative expenses(a)	(116,228)	(128,308)	(137,016)
Research and development expenses(a)	(104,302)	(127,464)	(146,997)

Income from operations	191,331	210,224	192,526
Other income, net	1,619	3,881	9,363
Interest income	30,794	37,047	38,985
Interest expense	(4,093)	(6,345)	(6,400)

Income before income taxes and non-controlling interests	219,651	244,807	234,474
Provision for income taxes	(37,369)	(14,260)	(35,485)

Net income	$182,282	$230,547	$198,989
Less: Net income attributable to non-controlling interests	(2,073)	(5,793)	(5,697)

Net income attributable to Mindray shareholders	$180,209	$224,754	$193,292

Net income attributable to Mindray shareholders per share - basic	$1.54	$1.91	$1.65

Net income attributable to Mindray shareholders per share - diluted	$1.50	$1.87	$1.63

Shares used in per share calculation - basic	116,749,213	117,705,414	117,057,116

Shares used in per share calculation - diluted	119,815,004	120,051,635	118,412,460

Note (a):	Years Ended December 31,
	2012	2013	2014
Share-based compensation charged during the years related to:
Cost of revenues	$811	$752	$1,120
Selling expenses	4,457	4,345	6,420
General and administrative expenses	4,409	4,819	7,616
Research and development expenses	4,307	4,767	4,714

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	Years Ended December 31,
	2012	2013	2014

Net income	$182,282	$230,547	$198,989
Other comprehensive income
Foreign currency translation adjustments	16,417	33,876	(6,312)

Comprehensive income	198,699	264,423	192,677
Less: Comprehensive income attributable to non-controlling interests	(2,073)	(5,793)	(5,697)

Comprehensive income attributable to Mindray shareholders	$196,626	$258,630	$186,980

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands of US dollars, except share and per share amounts)

	Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	Total Mindray Shareholders’	Non-controlling	Total
	Number	Amount	Capital	Earnings	Income	Stock	Equity	Interests	Equity

As of December 31, 2011	115,341,581	$15	$486,314	$566,184	$100,139	$(10,160)	$1,142,492	$8,943	$1,151,435
Net income	-	-	-	180,209	-	-	180,209	2,073	182,282
Non-controlling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	34,124	34,124
Dividends declared, $0.40 per share(a)	-	-	-	(46,401)	-	-	(46,401)	-	(46,401)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	2,092,950	-	24,593	-	-	-	24,593	-	24,593
Share-based compensation	-	-	14,156	-	-	-	14,156	-	14,156
Foreign currency translation adjustments	-	-	-	-	16,417	-	16,417	3	16,420
Reissuance of treasury stock in relation to exercise of options/issuance of restricted shares	-	-	(10,160)	-	-	10,160	-	-	-
Others	-	-	(623)	-	-	-	(623)	1,129	506

As of December 31, 2012	117,434,531	$15	$514,280	$699,992	$116,556	$-	$1,330,843	$46,272	$1,377,115

Net income	-	-	-	224,754	-	-	224,754	5,793	230,547
Non-controlling interests arising from acquisition of subsidiaries	-	-	-	-	-	-	-	7,083	7,083
Dividends declared, $0.50 per share(a)	-	-	-	(59,070)	-	-	(59,070)	-	(59,070)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	2,005,570	-	16,091	-	-	-	16,091	-	16,091
Share-based compensation	-	-	14,823	-	-	-	14,823	-	14,823
Foreign currency translation adjustments	-	-	-	-	33,876	-	33,876	62	33,938
Purchase of treasury stock	(1,111,664)	-	-	-	-	(42,369)	(42,369)	-	(42,369)
Retirement of treasury stock	-	-	(23,577)	-	-	23,577	-	-	-

As of December 31, 2013	118,328,437	$15	$521,617	$865,676	$150,432	$(18,792)	$1,518,948	$59,210	$1,578,158

Net income	-	-	-	193,292	-	-	193,292	5,697	198,989
Non-controlling interest arising from acquisition of a subsidiary	-	-	-	-	-	-	-	8,915	8,915
Dividends declared, $0.50 per share(a)	-	-	-	(58,711)	-	-	(58,711)	-	(58,711)
Issuance of ordinary shares in relation to exercise of options/issuance of restricted shares	932,992	-	3,324	-	-	-	3,324	-	3,324
Share-based compensation	-	-	20,131	-	-	-	20,131	-	20,131
Foreign currency translation adjustments	-	-	-	-	(6,312)		(6,312)	25	(6,287)
Purchase of treasury stock	(1,959,676)	-	-	-	-	(68,080)	(68,080)	-	(68,080)
Retirement of treasury stock	-	-	(86,872)	-	-	86,872	-	-	-
Cash contribution from a non-controlling interest	-	-	-	-	-	-	-	655	655
Cash paid to acquire non-controlling interests	-	-	(4,636)	-	-	-	(4,636)	(1,174)	(5,810)

As of December 31, 2014	117,301,753	$15	$453,564	$1,000,257	$144,120	$-	$1,597,956	$73,328	$1,671,284

Note (a) The Company declared a cash dividend of $0.4, $0.5 and $0.5 per each Class A ordinary share and each Class B ordinary share for the years ended December 31, 2012, 2013 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Years Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income	$182,282	$230,547	$198,989
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of land use rights	1,246	1,338	1,369
Depreciation of property, plant and equipment	28,043	33,499	36,017
Non-cash impairment charges on intangible asset	308	-	-
Amortization of intangible assets	13,115	19,741	21,278
Inventories write-down	2,609	2,154	1,633
Allowance (recovery) for doubtful accounts	9,572	(940)	2,002
Amortization of bank loan costs	-	893	1,205
Loss (gain) on disposal of property, plant and equipment	39	10	(80)
Loss (gain) on fair value change of derivative instruments	835	(101)	157
Share-based compensation expenses	13,984	14,683	19,870
Deferred income taxes	(27)	1,016	15,629
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	7,308	(15,002)	(7,103)
Inventories	(11,185)	(18,984)	(14,635)
Value added tax receivables	3,505	(2,608)	6,753
Other receivables	(13,646)	(5,177)	3,773
Prepayments and deposits	(1,108)	(3,087)	(1,993)
Other assets	(3,324)	486	1,050
Notes payable	1,568	2,023	(1,654)
Accounts payable	5,965	27,663	(504)
Advances from customers	(3,352)	3,608	2,178
Salaries payable	29,597	17,120	23,727
Other payables and current liabilities	42,914	4,805	20,256
Income taxes payable	12,701	(9,942)	(245)
Other taxes payable	1,068	3,515	(2,666)
Other long-term liabilities	1,649	658	3,448

Net cash provided by operating activities	325,666	307,918	330,454

Cash flows from investing activities:
Acquisition cost of subsidiaries, net of cash received	(34,552)	(109,376)	(11,764)
Purchase of property, plant and equipment and intangible assets	(54,132)	(83,739)	(82,541)
Purchase of land use rights	(660)	(2,602)	(1,179)
Advances for purchase of property, plant and equipment	(10,813)	(22,739)	(23,404)
Proceeds from disposal of property, plant and equipment	1,766	741	981
(Increase) decrease in restricted cash	(7,246)	(10,966)	4,370
(Increase) decrease in restricted investment	(14,282)	14,282	-
Proceeds from sale of short-term investments	144,395	652,896	825,839
Increase in short-term investments	(257,021)	(863,038)	(805,140)

Net cash used in investing activities	(232,545)	(424,541)	(92,838)

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands of US dollars)

	Years Ended December 31,
	2012	2013	2014

Cash flows from financing activities:
Repayment of bank loans	(2,475)	(35,000)	(214,375)
Proceeds from bank loans, net of costs	52,000	371,715	-
Dividends paid	(46,401)	(59,070)	(58,711)
Proceeds from exercise of options	24,593	16,091	3,324
Repurchase of ordinary American depositary shares	-	(42,369)	(68,080)
Cash contribution from a non-controlling interest	506	-	655
Cash paid to acquire non-controlling interests	-	-	(5,810)
Net cash provided by (used in) financing activities	28,223	251,367	(342,997)
Net increase (decrease) in cash and cash equivalents	121,344	134,744	(105,381)
Cash and cash equivalents, beginning of year	124,311	247,859	385,224
Effect of exchange rate changes on cash and cash equivalents	2,204	2,621	(3,245)
Cash and cash equivalents, end of year	$247,859	$385,224	$276,598

Supplemental disclosure for cash flows information:
Income taxes paid, net of tax benefits received	$27,372	$24,152	$21,083
Interest paid	3,619	5,528	6,068
Supplemental disclosure for non-cash activities:
Capital expenditures incurred but not yet paid	$11,093	$11,710	$38,422
Purchase consideration payable	20,354	20,457	17,173

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

The Company is a leading developer, manufacturer and marketer of medical devices worldwide. The Company maintains its global operational headquarters in Shenzhen, the People’s Republic of China (“PRC”), U.S. headquarters in Mahwah, New Jersey, and multiple sales offices in domestic and major international markets. From its main manufacturing and engineering base in the PRC and through the worldwide distributor and direct sales networks, the Company supplies internationally a broad range of products across three primary business segments: patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The accounting estimates which have had an impact on the Company’s financial statements include but not limited to share-based compensation, impairment of intangible assets including goodwill, impairment of long-lived assets, purchase price allocation, fair value of derivative instruments, allowance for sales returns, allowance for doubtful accounts, inventories write-down, cost of sales incentives, provision for warranty expenses, economic useful lives of property, plant and equipment and intangible assets, accrued liabilities, income taxes and tax valuation allowances. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have original maturities less than three months.

An amount of $82,337 and $126,795 as of December 31, 2013 and 2014, respectively included in cash and cash equivalents are compensating balance arrangement in relation to bank loans (see Note 10 for details).

(d)	Restricted cash and restricted investment

Restricted cash and restricted investment are cash and investment that are restricted as to withdrawal or usage. For restriction which is not expected to be released within one year of the balance sheet date, restricted cash and restricted investment are classified as non-current.

Restricted cash as of December 31, 2013 and 2014 was primarily (1) purchase consideration in connection with the Company’s acquisition of certain of its subsidiaries held in escrow accounts which were opened by escrow agents for the Company and payable to the sellers according to the terms set forth in the Company’s acquisition agreements and (2) cash held as collateral for letters of credit issued for normal business operation.

As of December 31, 2013 and 2014, there is no restricted investment.

(e)	Short-term investments

Short-term investments primarily consist of highly liquid investments with maturities greater than 90 days and less than one year at the date of purchase.

As of December 31, 2013 and 2014, short-term investments mainly consisted of investments in RMB denominated financial products in an aggregate amount of $823,172 and $797,039, respectively. The Company primarily invests in RMB denominated financial products offered through high-credit quality financial institutions in the PRC, including Bank of China. These financial products consist of a pool of assets selected and managed by the banks and/or its custodian. They are contractually mature at various periods throughout 2014 and 2015, respectively. The Company’s investments in RMB denominated financial products are primarily with 100% capital protection from the banks. As of December 31, 2013 and 2014, the accrued interest rate of the Company’s RMB denominated financial products ranged from 4.5% to 5.7% per annum and from 3.7%  to 5.6% per annum, respectively.

Investments in RMB denominated financial products are stated in the consolidated balance sheets at the principal amount plus accrued interest income. Interest income is calculated at the specified interest rate and is recognized as interest income on the consolidated statements of operations.

An amount of $159,163 and $62,205 as of December 31, 2013 and 2014, respectively in RMB denominated financial products placed with Bank of China are compensating balance arrangement in relation to bank loans (see Note 10 for details).

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

The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on sales to most of its international distributors who have purchased its products under credit terms. Under these arrangements, the Company’s insurer reviews the relevant customer contract and sales invoice and establishes a specified insurable amount (generally ranging from 80-90% of the outstanding invoice amount) based on the insurer’s assessment of collectability. The Company records provisions for estimated losses on receivable balances covered by export credit insurance based on specific identification. Such provision is made on 100% of the accounts receivable in question. After provision is made, the Company considers if an insurance receivable should be recorded. The Company records an insurance receivable only when recoveries are probable, which is when the Company has submitted a claim with all necessary information, on the basis that there is a legally enforceable contract, for the insurable amounts. The Company has historically received related insurance claims payment within 12-18 months of filing the claim.

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

Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years
Land	Indefinite
Buildings and leasehold improvements	Shorter of lease term or 20 to 50 years
Plant and machinery	3 to 10 years
Electronic equipment, furniture and fixtures	2 to 10 years
Motor vehicles	3 to 5 years

(i)	Land use rights, net

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

.

(l)	Impairment of long-lived assets

In accordance with ASC 360, “Impairment or Disposal of Long-Lived Assets”, the Company evaluates the carrying value of its long-lived assets such as intangible assets subject to amortization, property, plant and equipment and land use rights whenever events or changes in circumstance indicate that the carrying amount of the assets may not be recoverable. If the sum of the projected undiscounted cash flows expected to be generated from the asset’s use and eventual disposition is less than the carrying amount of the long-lived assets, the Company would recognize an impairment loss based on the difference between the estimated fair values of the assets calculated using a discounted cash flow and the carrying amount. A non-cash impairment loss of $308, $nil and $nil were recorded for intangible assets with finite useful lives during the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Company accounted for treasury stock under the cost method. At retirement, excess of the cost of treasury stock over its par value was charged entirely to additional paid-in capital. As of December 31, 2013 and 2014, the amount of treasury stock was $18,792 and $nil, respectively. (See Note 13 for details).

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

All sales are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with general right of return (except for certain direct customers which were required by applicable law and regulations), price protection or cash rebates. The sales arrangements generally do not include any significant post customer support services and does not provide customers with upgrades. Accordingly, revenue from the sale of products is typically recognized upon shipment, when the terms are free-on-board shipping point, or upon delivery. For products sold with installation service, revenue is allocated to the products and installation service elements if the products delivered have standalone value to the customer, and based on the price at which the product and installation service are expected to be sold on a standalone basis. For sales of services, revenue is recognized in period in which the services were rendered.

The Company offers sales incentives to certain customers in the form of free products if they meet certain level of purchases. The costs of these sales incentives are estimated and accrued as cost of revenues with a corresponding increase in current liability at the time of revenue recognition based on the Company’s past experience and its customers’ purchase history.

The Company presents revenues net of value-added tax ("VAT"). In China, the VAT represents a 17% tax collected from customers on behalf of the tax authority, which amounted to $78,024, $100,311 and $127,295 for the years ended December 31, 2012, 2013 and 2014, respectively, offset by a 14% VAT refund which the Company is entitled to for sales of products with embedded self-developed software of $26,898, $28,406 and $31,869, respectively for the years ended December 31, 2012, 2013 and 2014. The VAT refunds are recognized on an accrual basis.

(o)	Warranty provision

The Company provides a warranty provision at the time product revenue is recognized based on the historical rate of warranty services rendered. Such provision is included in cost of revenues on the consolidated statements of operations. The provision is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Movements in accrued warranty provision which was included in other payables on the consolidated balance sheets as of December 31, 2012, 2013 and 2014 were as follows:

	December 31,
	2012	2013	2014

Balance, beginning of year	$9,342	$11,417	$13,583
Warranty liabilities assumed in connection with acquisitions	-	765	-
Provision made during the year	12,714	12,958	21,534
Settlement made during the year	(10,789)	(11,775)	(18,233)
Foreign currency translation adjustments	150	218	(60)
Balance, end of year	$11,417	$13,583	$16,824

(p)	Shipping and handling costs

Shipping and handling costs are included in cost of revenues on the consolidated statements of operations. For the years ended December 31, 2012, 2013 and 2014, shipping and handling costs were $21,230, $24,003 and $26,775, respectively.

(q)	Government subsidies

Government subsidies include cash subsidies and incentives received from the PRC government as recorded by the PRC subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high-technology medical products, purchase of export credit insurance as well as State and/or local government incentives which aim to encourage capital investment in high-technology industry in China, to file patent applications for new invention, to optimize their foreign trade structure and other projects that was encouraged by government from time to time. Subsidies are recognized as deferred income when received and recognized as other income when all the conditions for their entitlement have been satisfied. Subsidies recognized as other income on the consolidated statements of operations were $1,725, $3,972 and $7,154 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Net capitalized software development costs as of December 31, 2013 and 2014 consisted of the following:

	December 31,
	2012	2013	2014

Capitalized software development costs
Balance at beginning of year	$33,046	$45,203	$54,548
Capitalization made during the year	12,073	8,230	5,777
Foreign currency translation adjustments	84	1,115	(242)
Balance at end of year	45,203	54,548	60,083

Less: Accumulated amortization
Balance at beginning of year	(2,779)	(7,055)	(13,386)
Amortization made during the year	(4,189)	(6,077)	(6,802)
Foreign currency translation adjustments	(87)	(254)	22
Balance at end of year	(7,055)	(13,386)	(20,166)

Total net capitalized software development costs	$38,148	$41,162	$39,917

(s)	Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. Research and development costs are expensed as incurred, except for software development costs as disclosed in Note 2(r).

(t)	Advertising expenses

Advertising costs are expensed as incurred. Advertising expenses were $1,921, $2,403 and $2,017 for the years ended December 31, 2012, 2013 and 2014, respectively, and were included in selling expenses on the consolidated statements of operations.

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

The Company entered into various forward foreign exchange contracts to limit its exposure to fluctuation in foreign currency exchange rates during the years ended December 31, 2012, 2013 and 2014. According to ASC 815, all these forward foreign exchange contracts are not accounted for under hedge accounting. The notional amounts of these forward foreign exchange contracts were $8,451, $33,957 and $nil as of December 31, 2012, 2013 and 2014, respectively. These instruments are recorded at their fair value amounting to $56, $157 and $nil as of December 31, 2012, 2013 and 2014, respectively and were all included in short-term investments on the consolidated balance sheets. The Company recorded a loss on derivative instruments of $835, a gain on derivative instruments of $101 and a loss on derivative instruments of $157 during the years ended December 31, 2012, 2013 and 2014, respectively. Such gain/(loss) on derivative instruments was included in general and administrative expenses on the consolidated statements of operations.

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

The functional currency of the Company is the U.S. dollar (“USD”). The functional currency of the Company’s foreign subsidiaries and branches primarily is the applicable local currency. All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. For the years ended December 31, 2012, 2013 and 2014, the total foreign currency exchange differences of $976, $8,863 and $8,627, respectively was included in the general and administrative expenses on the consolidated statements of operations.

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

Comprehensive income refers to the change in equity of the Company during the year from transactions and other events and circumstances from non-owner sources. Comprehensive income comprises net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains, and losses that under U.S. GAAP are included in statements of shareholders' equity but excluded from net income. During the years presented, the Company’s comprehensive income includes its net income and foreign currency translation adjustments. Comprehensive income is presented on the consolidated statements of comprehensive income.

(cc)	Fair value disclosures

The fair value of a financial instrument is the amount at which the financial instrument would be exchanged in a current transaction between willing parties. The carrying amounts of cash and cash equivalents, restricted cash, restricted investments, short-term investments, accounts receivable, value added tax receivables, other receivables, prepayments and deposits, short-term bank loans, notes payable, accounts payable, advances from customers, salaries payable, other payables and current liabilities, purchase consideration payable, income tax payable and other taxes payable approximate their fair values due to the short-term nature of these instruments. The carrying amounts of long-term bank loans also approximate their fair value as the interest rate on the debt is close to prevailing market rate as of December 31, 2013 and 2014.

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

The estimated fair values of the Company’s financial assets and liabilities classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Fair Value Measurements Using
	Total Fair Value	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

As of December 31, 2013
Cash and cash equivalents	$385,224	$385,224	$-	$-
Restricted cash	759	759	-	-
Restricted cash, non-current	17,453	17,453	-	-
Short-term investments	847,041	-	847,041	-
Short-term bank loans	260,000	-	260,000	-
Long-term bank loans	215,703	-	215,703	-
Forward foreign exchange contracts	157	-	157	-

As of December 31, 2014
Cash and cash equivalents	$276,598	$276,598	$-	$-
Restricted cash	7,422	7,422	-	-
Restricted cash, non-current	5,061	5,061	-	-
Short-term investments	816,394	-	816,394	-
Short-term bank loans	59,625	-	59,625	-
Long-term bank loans	197,585	-	197,585	-

(ee)	Concentration of credit risk

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

The derivative instruments expose the Company to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting its counterparties to high-credit quality financial institutions in the PRC, Hong Kong and Singapore. Although there is no official deposit insurance program or any agency similar to the Federal Deposit Insurance Corporation (FDIC) in the PRC, the Company believes that the risk of failure of any of these PRC banks, Hong Kong banks and Singapore bank is remote and no significant credit risks exist.

Accounts receivable are typically unsecured and are derived from revenues earned from customers. The Company generally requires upfront payment or a significant installment prior to delivery of their products and performs ongoing credit evaluation of its customers. The Company purchases export credit insurance to mitigate the risk of loss and accounts receivable impairment on shipments to its international distributors as disclosed in Note2 (f). In addition, no single customer accounts for 2% or more of the Company’s total net revenues during the years presented. The Company believes that no significant credit risk exists as credit loss.

(ff)	Recently issued accounting standards

In July 2013, the Financial Accounting Standards Board issued an Accounting Standard Update (“ASU 2013-11”) which requires unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This Update applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company adopted ASU 2013-11 in fiscal year 2014. The adoption does not have a significant impact on its consolidated financial statements.

In May 2014, the Financial Accounting Standards Board and International Accounting Standards Board have issued a converged standard on revenue recognition, ASC 606 ("ASC 606”) and International Financial Reporting Standards 15, Revenue from Contracts with Customers, respectively. The objective of the converged revenue standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. ASC 606 contains principles that an entity will apply using a new five-step model to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Almost all entities will be affected to some extent by the significant increase in required disclosures. But the changes extend beyond disclosures, and the effect on entities will vary depending on industry and current accounting practices. For U.S. GAAP public reporting entities, ASC 606 is effective for the first interim period within annual reporting periods beginning after 15 December 2016. Early adoption is not permitted. The Company is currently evaluating financial and operational effects, if any, that the adoption of ASC 606 will have on the Company’s consolidated financial statements.

3	Subsidiaries

Details of the Company’s principal consolidated subsidiaries as of December 31, 2014 were as follows:

Name of Company	Place of Establishment and Operation	Percentage of Ordinary share/ Registered Capital Held by the Company	Principal Activities
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.99%	Manufacturing and sales of medical equipment, research and development of related products and investment holding
Shenzhen Mindray Investment & Development Co., Ltd.	PRC	100%	Investment holding
Nanjing Mindray Bio-Medical Electronics Co., Ltd.	PRC	100%	Manufacturing and sales of medical equipment, research and development of related products and investment holding
Mindray (Nanjing) Bio-Technology Co., Ltd. *	PRC	100%	Manufacturing and sales of medical equipment
Shenzhen Mindray Software Technology Co., Ltd.	PRC	100%	Development and sale of software applications
Shen Mindray (Beijing) Medical Technology Co., Ltd.	PRC	100%	Research and development of medical equipment and related products
Xi'an Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipment and related products
Chengdu Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	100%	Research and development of medical equipment and related products
Shanghai Medical Optical Instruments Factory Co., Ltd	PRC	100%	Manufacturing and sales of medical equipment and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipment and related products
Zhejiang Greenlander Information Technology Co., Ltd	PRC	60%	Development and sales of software applications
Hangzhou Optcla Medical Instrument Co., Ltd	PRC	85%	Manufacturing and sales of medical equipment and research and development of related products
Shenzhen Shenke Medical Instrument Technical Development Co., Ltd	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products
Suzhou Hyssen Electronic Technology Ltd	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products

Hunan Changsha Tiandiren Biotech Co., Ltd	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products
Wuhan Dragonbio Surgical Implant Co., Ltd	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products
Beijing Precil Instrument Co., Ltd.	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products
Shanghai Long Island Biotec. Co., Ltd.*	PRC	51%	Manufacturing and sales of medical equipment and research and development of related products
MR Holdings (HK) Limited	Hong Kong	100%	Investment holding
MR Investments (HK) Limited	Hong Kong	100%	Sales and marketing of medical equipment and investment holding
Mindray Global Limited	BVI	100%	Investment holding
Mindray Research and Development Limited	BVI	100%	Investment holding
Surgical Global Limited* MR Surgical Investments Limited* MR Surgical International Limited* Mindray Investments Singapore Pte. Ltd. Mindray DS USA Inc.	BVI BVI Cayman Islands Singapore United States	100% 100% 100% 100% 100%	Dormant Dormant Dormant Investment holding Sales and marketing of medical equipment and research and development of related products
ZONARE Medical Systems, Inc.	United States	100%	Manufacturing and sales of medical equipment, research and development of related products and investment holding
Zenith Medical Systems Canada Ltd.	Canada	100%	Sales and marketing of medical equipment
Zenith Medical Systems Brazil	Brazil	100%	Sales and marketing of medical equipment
Zenith Medical Systems UK Ltd.	United Kingdom	100%	Sales and marketing of medical equipment
Zenith Medicinska Systems, AB	Sweden	100%	Sales and marketing of medical equipment
Zenith Medical Systems, GMBH	Germany	100%	Sales and marketing of medical equipment
Mindray Medical Canada Limited	Canada	100%	Marketing of medical equipment
Mindray Medical Sweden AB	Sweden	100%	Sales of medical equipment and research and development of related products
Mindray (UK) Limited	United Kingdom	100%	Sales and marketing of medical equipment and investment holding
Mindray Medical France SARL	France	100%	Sales and marketing of medical equipment and investment holding
Facai Immobilier	France	100%	Property holding
Mindray Medical Germany GmbH	Germany	100%	Sales and marketing of medical equipment
Mindray Medical Italy S.r.l.	Italy	100%	Sales and marketing of medical equipment
Mindray Medical Netherlands B.V.	The Netherlands	100%	Sales and marketing of medical equipment and investment holding
Mindray Medical Espana S.L.	Spain	100%	Sales and marketing of medical equipment
Mindray Medical Mexico S de R.L. de C.V.	Mexico	100%	Sales and marketing of medical equipment
Mindray - Distribution and Commercialization of Medical Equipment Brazil Ltda.	Brazil	100%	Sales and marketing of medical equipment
Mindray Medical Colombia S.A.S	Colombia	100%	Sales and marketing of medical equipment
Mindray Medical Rus Limited	Russia	100%	Sales and marketing of medical equipment

Mindray Medical India Private Limited	India	100%	Sales and marketing of medical equipment

PT Mindray Medical Indonesia	Indonesia	100%	Sales and marketing of medical equipment
Mindray Medical Thailand Limited	Thailand	100%	Sales and marketing of medical equipment
Mindray Medical Vietnam Company Limited	Vietnam	100%	Sales and marketing of medical equipment
Mindray Medical Technology Istanbul Limited Liability Company	Turkey	100%	Sales and marketing of medical equipment
Mindray Medical Egypt Limited	Egypt	100%	Marketing of medical equipment
Mindray Medical (M) Sdn. Bhd.	Malaysia	100%	Marketing of medical equipment
Mindray Medical Peru, SAC	Peru	100%	Marketing of medical equipment
Mindray Bio-Medical Electronics Nigeria Limited	Nigeria	100%	Marketing of medical equipment
Mindray Bio-Medical Venezuela C.A.	Venezuela	100%	Marketing of medical equipment
Mindray Medical Panama S.DE R.L.	Panama	100%	Marketing of medical equipment
Mindray Medical Australia (Holdings) Pty Ltd.	Australia	100%	Investment holding
Mindray Medical Australia Pty Ltd.	Australia	100%	Sales and marketing of medical equipment
Mindray Medical Korea Co., Ltd.*	Republic of Korea	100%	Marketing of medical equipment
Mindray Medical Poland sp. Z o.o. *	Poland	100%	Marketing of medical equipment
Mindray Medical Kenya Limited*	Kenya	100%	Marketing of medical equipment
Mindray Argentina S.R.L. *	Argentina	100%	Marketing of medical equipment
Mindray Medical South Africa (Pty) Ltd* Mindray Medical Philippines Inc. *	South Africa Philippines	100% 100%	Marketing of medical equipment Marketing of medical equipment

Remarks*: Subsidiaries that were acquired or set up in 2014.

4	Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2013	2014
Accounts receivable	$236,188	$240,948
Less: Allowance for doubtful debts	(14,571)	(15,076)
Total accounts receivable, net	221,617	225,872
Less: Non-current portion	(1,389)	(3,350)
Current portion	$220,228	$222,522

Movements in allowance for doubtful accounts were as follows:

	December 31,
	2012	2013	2014

Balance at beginning of year	$7,787	$16,034	$14,571
Allowance (recovery) made during the year	9,572	(940)	2,002
Foreign currency translation adjustments	(1,325)	(523)	(1,497)
Balance at end of year	$16,034	$14,571	$15,076

5	Inventories

Inventories consisted of the following:

	December 31,
	2013	2014
Raw materials	$51,762	$58,071
Work-in-progress	35,821	30,089
Finished goods	51,225	62,482
Total inventories	$138,808	$150,642

During the years ended December 31, 2012, 2013, and 2014, the Company recorded inventories write-down of $2,609, $2,154 and $1,633, respectively, to their net realizable values.

6	Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	December 31,
	2013	2014
Land	$4,550	$4,413
Buildings and leasehold improvements	238,227	277,324
Plant and machinery	55,123	65,903
Electronic equipment, furniture and fixtures	124,378	144,234
Motor vehicles	2,795	2,679
Total cost	425,073	494,553
Less: Accumulated depreciation	(161,516)	(191,629)
	263,557	302,924
Construction in progress	61,153	109,809
Total property, plant and equipment, net	$324,710	$412,733

Depreciation expenses were $28,043, $33,499 and $36,017 for the years ended December 31, 2012, 2013, and 2014, respectively.

7	Land use rights, net

The Company's interests in land use rights represent prepaid operating lease payments and their net book values were analyzed as follows:

	December 31,
	2013	2014
Land use rights	$65,038	$65,987
Less: Accumulated amortization	(5,575)	(6,930)
Total land use rights, net	$59,463	$59,057

Amortization expenses were $1,246, $1,338 and $1,369 for the years ended December 31, 2012, 2013 and 2014, respectively.

8	Intangible assets, net

Intangible assets, net consisted of the following:

		December 31, 2013				December 31, 2014
	Range of Useful Lives	Gross Carrying Amount	Accumulated Amortization	Provision for Impairment	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Provision for Impairment	Net Carrying Amount

Tradenames	5-20 years	$17,598	$(2,029)	$-	$15,569	$18,420	$(3,089)	$-	$15,331
Technologies	1-15 years	100,872	(29,568)	(311)	70,993	104,766	(36,532)	(256)	67,978
Core technologies	3-7 years	54,548	(13,386)	-	41,162	60,083	(20,166)	-	39,917
Customer relationships	3-13 years	63,800	(18,552)	-	45,248	69,118	(24,817)	-	44,301
Lease agreement	5 years	283	(57)	-	226	282	(113)	-	169
Other intangible assets	Indefinite	7,879	-	-	7,879	7,755	-	-	7,755
Total		$244,980	$(63,592)	$(311)	$181,077	$260,424	$(84,717)	$(256)	$175,451

Amortization expense was $13,115, $19,741 and $21,278 for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, estimated aggregate amortization expense for each of the next five years ending December 31, is as follows:

2015	$26,376
2016	24,368
2017	22,717
2018	15,504
2019	13,978
2020 and thereafter	64,753
Total	$167,696

9	Goodwill

Movements in goodwill were as follows:

	Patient Monitoring and Life Support Devices	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Balance as of December 31, 2012	$112,075	$11,969	$5,585	$33,387	$163,016
Goodwill arising from acquisitions during the year	1,807	5,417	70,694	-	77,918
Foreign currency translation adjustments	344	394	141	663	1,542
Balance as of December 31, 2013	$114,226	$17,780	$76,420	$34,050	$242,476
Goodwill arising from acquisition during the year	-	12,157	-	-	12,157
Foreign currency translation adjustments	(56)	(6)	(22)	(114)	(198)
Balance as of December 31, 2014	$114,170	$29,931	$76,398	$33,936	$254,435

10	Bank Loans

Summarized below were bank loans as of December 31, 2013 and 2014:

	December 31,
	2013	2014
Bank of China Limited, New York Branch	$50,000	$50,000
Bank of China (Hong Kong) Limited	150,703	96,585
Nanyang Commercial Bank, Ltd.	80,000	80,000
Hongkong and Shanghai Banking Corporation Limited	195,000	30,625

Total bank loans	475,703	257,210
Less: Non-current portion	(215,703)	(197,585)

Current portion	$260,000	$59,625

On April 26, 2011, the Company, through its Hong Kong subsidiary, entered into a two-year term loan in the aggregate principal amount of $35,000 to finance its fiscal year 2010 dividend payment. The loan bears an interest at 2.1% over LIBOR per annum and its arrangement fee amounted to $70. Such loan was fully settled in 2013.

On July 18, 2011, the Company, through its US subsidiary, entered into a one-year revolving credit facility for an amount of $50,000 to finance its working capital requirements. The facility was fully drawn on July 22, 2011 and was rolled over in July 2012, 2013 and 2014 respectively. The loan bears an interest at 1.2% over LIBOR per annum in 2014 and was classified as current loan as of December 31, 2013 and 2014. The loan was secured by standby letters of credits with an aggregate amount of not less than $50,000 issued by Bank of China, Shenzhen Branch, which is procured by its PRC subsidiary, in favor of the lender.

On March 23, 2012, the Company, through its Hong Kong subsidiary, entered into a two-year term loan in the aggregate principal amount of $50,000 to finance its fiscal year 2011 dividend payment. The loan bears an interest at 3.55% over LIBOR per annum and its arrangement fee amounted to $250. As of December 31, 2013, the loan was classified as current loan. Such loan was fully settled in 2014.

On May 22, 2012, the Company, through its Hong Kong subsidiary, drew down an aggregate principal amount of $2,000 from its existing revolving credit facilities to finance its working capital requirements. The revolving loan bears an interest at a 1.4% over LIBOR per annum. On November 23, 2012, such loan was fully repaid.

On March 7, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term USD denominated loan in an aggregate principal amount of $60,000 to finance its fiscal year 2012 dividend payment. The loan bears an interest at 1.85% over LIBOR per annum and its arrangement fee amounted to $895. On September 13, 2013, $33,718 of the term loan is converted to Euro drawings of €25,000. On December 2, 2014, $12,250 of the term loan is further converted to Euro drawings of €10,000. Both Euro and US$ denominated term loans are due on March 8, 2016. The first and second drawing of Euro denominated portion carries interest at 3-month EURIBOR plus 2.5% and 3-month EURIBOR plus 2.3%, respectively. As of December 31, 2013 and 2014, the loan was classified as non-current loan.

On March 25, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term loan in an aggregate principal amount of $35,000 to repay the abovementioned $35,000 loan due in 2013. The loan will be fully repaid in 2016. The loan bears an interest rate at 1.6% over LIBOR per annum and its arrangement fee amounted to $630. As of December 31, 2013, the loan was classified as non-current loan. During the year ended December 31, 2014, the Company partially repaid the loan in a principal amount of $4,375. As of December 31, 2014, $9,625 of the loan was classified as current loan and $21,000 of the loan was classified as non-current loan.

On June 10, 2013 and June 13, 2013, the Company, through its Hong Kong subsidiary, entered into a three-year term loan in an aggregate principal amount of $40,000 and of $80,000 with two individual banks to finance its acquisition of ZONARE Medical Systems, Inc. (“ZONARE”) and provision of working capital to ZONARE. The loan bears an interest rate at 1.30% over LIBOR per annum and its aggregate arrangement fee amounted to $1,440. As of December 31, 2013 and 2014, the loan was classified as non-current loan.

On October 28, 2013, the Company, through its Hong Kong subsidiary, entered into a half-year term loan in an aggregate principal amount of $160,000 to finance its share repurchase program launched in 2013. (See Note 13 for details). The loan bears an interest at 1% over LIBOR per annum and its arrangement fee amounted to $320. As of December 31, 2013, the loan was classified as current loan. Such loan was fully repaid in 2014.

All the above financing arrangements do not require pledging any assets of the Company. There is a an aggregate compensating balance arrangement of $241,500 and $189,000 as of December 31, 2013 and 2014, respectively on certain of the Company’s RMB denominated cash and cash equivalents and RMB denominated financial products in relation to those loans borrowed from Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd. Their drawings are made available to the Company against RMB denominated deposit and /or RMB denominated financial products for an amount of not less than 105% of the drawing amount having been deposited by its PRC subsidiary with a PRC affiliate of Bank of China (Hong Kong) Limited and Nanyang Commercial Bank, Ltd. The Company is subject to review by the relevant banks with respect to maintenance of the aggregated compensating balances at each month end. The Company has no legal restriction on the withdrawal of these deposits and financial products. During the years ended December 31, 2013 and 2014, the maximum balances of compensating balance arrangement were both $241,500.

The weighted average interest rate for bank loans outstanding as of December 31, 2013 and 2014 was 1.86% and 1.64%, respectively.

11	Notes payable

	December 31,
	2013	2014
Notes payable	$10,945	$9,234

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

12	Other payables and current liabilities

Other payables and current liabilities consisted of the following:

	December 31,
	2013	2014
Accrued tender expenses	$6,863	$11,051
Accrued construction costs	9,728	36,531
Accrued operating expenses	32,078	39,026
Accrued professional fees	7,197	10,816
Accrued dispute charges	9,700	9,700
Deferred income from government subsidies	19,806	24,731
Guarantee deposits from distributors	13,731	16,168
Accrued interest expenses	1,325	539
Accrued warranty provision (Note 2(o))	13,583	16,824
Accrued sales incentives costs	3,783	1,492
Others	1,157	1,261
Total other payables and current liabilities	$118,951	$168,139

13	Share Repurchase

In November 2013, the Company approved a share repurchase program (“2013 Program”), under which the Company is authorized to repurchase up to $200 million worth of its issued and outstanding ordinary American depositary shares (“ADSs”) on the NYSE Euronext at prevailing market prices from time to time during the period from November 2013 to July 2014 in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with Rule 10b-18. In March 2014, the Company subsequently approved to increase the size of 2013 Program from $200 million to $300 million and extend the effective date to March 31, 2015.

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

For 2013 Program, the Company repurchased 1,111,664 and 1,959,676 of its outstanding shares of ADSs at a consideration of $42,369 and $68,080 and retired 605,121 shares and 2,466,219 shares during the years ended December 31, 2013 and 2014, respectively, resulting in reductions of $0.078 and $0.318 in common stock and $23,577 and $86,872 in additional paid-in capital as of December 31, 2013 and 2014, respectively. As of December 31, 2013 and 2014, the amount of treasury stock was $18,792 and $nil, respectively.

14	Dividends

The Company declared and distributed dividends of $46,401, $59,070 and $58,711 to its shareholders during the years ended December 31, 2012, 2013 and 2014, respectively.

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

The Company did not grant any share options during the years ended December 31, 2011, 2012, 2013 and 2014. In December 2013, the Company extended the expiration dates of certain batches of outstanding vested options that have not been exercised by the employees for another two years. The aggregate number of these outstanding vested options is 1,548,502. The difference between the fair value of the modified options and the fair value of the original options (immediately before it was modified) amounting to $670 was fully charged to the consolidated statements of operations at the date of modification. The Company used the Black-Scholes option pricing model to estimate the fair value of these modified award options and original options (immediately before it was modified) on grant date with the following weighted-average assumptions:

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

A summary of the activities of share options under the Plan for the year ended December 31, 2014 is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding as of December 31, 2013	1,969,608	$12.57
Exercised	(350,673)	9.48
Forfeited	-	-
Outstanding as of December 31, 2014	1,618,935	$13.24

The total intrinsic value of share options exercised during the years ended December 31, 2012, 2013 and 2014 was $32,594, $40,168 and $5,933, respectively. The total intrinsic value of exercisable share options was $73,943, $46,903 and $21,596 as of December 31, 2012, 2013 and 2014, respectively. The total intrinsic value of the outstanding share options was $74,266, $46,903 and $21,596 as of December 31, 2012, 2013 and 2014, respectively.

Cash received from exercise of options under all share-based payment arrangements for the years ended December 31, 2012, 2013 and 2014 was $24,593, $16,091 and $3,324, respectively.

As of December 31, 2014, the total unrecognized compensation cost related to non-vested share options granted under the Plan was $nil.

The following table summarizes information about share options issued under the Plan described above that are outstanding and exercisable as of December 31, 2014:

	Options Outstanding				Options Exercisable
Range of exercise price	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

$5.00	57,371	$5.00	1.15	$1,228	57,371	$5.00	1.15	$1,228
$11.00 - $18.34	1,237,986	11.00	1.69	19,061	1,237,986	11.00	1.69	19,061
$20.50 - $29.30	307,271	22.41	0.80	1,307	307,271	22.41	0.80	1,307
$32.54- $40.2	16,307	38.80	0.78	-	16,307	38.80	0.78	-
Total	1,618,935	$13.24	1.49	$21,596	1,618,935	$13.24	1.49	$21,596

As of December 31, 2014, share options vested and expected to vest totaled approximately 1.6 million shares, with a weighted-average remaining contractual life of 1.5 years and a weighted-average exercise price of $13.24 per share and an aggregated intrinsic value of $21,596.

(b)	Restricted Shares Units (“RSU”)

A summary of the activities of the Company’s non-vested RSU under the Plan for the year ended December 31, 2014, is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2013	851,825	$33.58
Granted	726,157	34.76
Vested	(582,319)	32.72
Forfeited	(59,950)	34.94
Non-vested as of December 31, 2014	935,713	$34.95

The total fair value of RSU vested during the years ended December 31, 2012, 2013 and 2014 was $9,563, $14,278 and $20,444, respectively.

As of December 31, 2014, there was $20,237 total unrecognized compensation cost related to non-vested RSU granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.62 years.

16	Basic and diluted earnings per share

The Company is authorized to issue up to 4,000,000,000 Class A ordinary shares and up to 1,000,000,000 Class B ordinary shares, both with par value of HK$0.001 per share. Each Class A ordinary share is entitled to one vote while each Class B ordinary share is entitled to five votes. Both Class A and Class B ordinary shares are entitled to receive dividends whenever funds are legally available and declared by the Board of Directors of the Company. Holders of Class A ordinary shares and holders of Class B ordinary shares have the same rights and liquidation preferences, except for voting rights. Accordingly, their earnings per share are the same. As of December 31, 2014, there were 88,181,846 Class A ordinary shares and 29,119,907 Class B ordinary shares issued and outstanding. The Company refers to Class A and Class B ordinary shares as ordinary shares throughout the notes to these financial statements, unless otherwise noted.

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
	2012	2013	2014
Basic earnings per share:
Numerator
Net income attributable to Mindray shareholders	$180,209	$224,754	$193,292

Denominator
Weighted-average ordinary shares outstanding, basic	116,749,213	117,705,414	117,057,116

Basic earnings per share	$1.54	$1.91	$1.65
Diluted earnings per share:
Numerator
Net income attributable to Mindray shareholders	$180,209	$224,754	$193,292

Denominator
Weighted-average ordinary shares outstanding, basic	116,749,213	117,705,414	117,057,116
Effect of dilutive potential ordinary shares attributable to share options and restricted shares	3,065,791	2,346,221	1,355,344
Weighted-average ordinary shares outstanding, diluted	119,815,004	120,051,635	118,412,460

Diluted earnings per share	$1.50	$1.87	$1.63

Share options with anti-dilutive effect were excluded in the computation of diluted earnings per share. As of December 31, 2012, 2013 and 2014, the number of ordinary shares to be purchased under those share options with anti-dilutive effect were 38,807, nil, and 16,307, respectively.

17	Other income, net

Other income, net consisted of the following:

	Years Ended December 31,
	2012	2013	2014
Government grant and other subsidies	$1,725	$3,972	$7,154
Others, net	(106)	(91)	2,209
Other income, net	$1,619	$3,881	$9,363

18	Staff retirement plan

As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries in the PRC are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. Other than these contributions, the Company has no further obligation for payment of the retirement benefits.

The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to $10,005, $13,701 and $16,181 for the years ended December 31, 2012, 2013 and 2014, respectively. The cost of the Company’s contributions to the defined contribution plan outside the PRC amounted to $3,795, $4,034 and $4,673 for the years ended December 31, 2012, 2013 and 2014, respectively.

19	Income taxes

The components of income before income tax expenses were as follows:

	Years Ended December 31,
	2012	2013	2014
China	$285,595	$299,236	$296,407
Non-China*	(65,944)	(54,429)	(61,933)
Total	$219,651	$244,807	$234,474

The provision for income taxes consists of the following:

	Years Ended December 31,
	2012	2013	2014
Current:
China	$37,540	$12,389	$17,110
Non-China*	(144)	855	2,746
Total	$37,396	$13,244	$19,856
Deferred:
China	$(3,367)	$599	$14,092
Non-China*	3,340	417	1,537
Total	(27)	1,016	15,629
Total provision for income taxes	$37,369	$14,260	$35,485

Remarks* The financial figures are presented on entity level and only consider subsidiaries incorporated outside China.

Mindray International is a tax exempted company incorporated in the Cayman Islands and is not subject to taxation under current Cayman Islands law.

The Company conducts substantial business through Shenzhen Mindray Bio-Medical Electronics Co., Ltd (“Shenzhen Mindray”) which was determined as “New and Hi-Tech Enterprises” (“NHTE”) in October 2008 and was therefore eligible to a preferential enterprise income tax (EIT) of 15% through the end of 2016. The continued qualification for NHTE will still be subject to review by the relevant government authority in the PRC.

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

A summary of tax benefits from “Nationwide Key Software Enterprise” status is presented as below:

	Years Ended December 31,
	2012	2013	2014
2011 Tax benefits	$-	$7,923	$-
2012 Tax benefits	-	11,451	-
2013 Tax benefits	-	7,399	-
2014 Tax benefits	-	-	5,911
Total tax benefits	$-	$26,773	$5,911

Shenzhen Mindray Software Technology Co., Ltd (“Shenzhen Mindray Software”) was established in 2011 and is engaged in the development and sale of software applications to Shenzhen Mindray. It started to make profit in 2013 and therefore is entitled to a tax holiday under the EIT law which provided an EIT exemption from 2013 to 2014, and the 50% tax reduction from 2015 through 2017. It was also determined as a NHTE from 2013 to 2015.

Mindray DS USA Inc. (“Mindray DS USA”) and ZONARE Medical Systems, Inc. (“ZONARE”) are companies incorporated in Delaware, United States of America and are currently subject to federal tax and state tax. The combined tax rate of Mindray DS USA is 40.2% for the years presented. The combined tax rate of ZONARE is 38.9% and 38.7% for the years ended December 31, 2013 and 2014, respectively. The federal statute of limitations for the taxing authorities to assess the tax is generally three years from the date the return is filed.

Components of deferred tax assets and liabilities were as follows:

	December 31,
	2013	2014
Deferred tax assets are analyzed as:
Accrued employee benefits	$197	$2,234
Acquired intangible assets	6,747	6,668
Allowance for doubtful accounts	3,872	3,665
Depreciation of property, plant and equipment	1,551	261
Government subsidies	2,720	3,422
Inventories write-down	1,546	3,255
Sales incentive and warranty accruals	2,535	2,915
Net operating losses	48,772	55,235
Research & experimentation tax credits	1,420	2,254
Others	(260)	(56)
Valuation allowance	(59,515)	(65,051)
Total deferred tax assets, net	$9,585	$14,802
Deferred tax liabilities are analyzed as:
Acquired intangible assets	$(42,812)	$(45,681)
Undistributed earnings that may be distributed by the PRC subsidiaries	(3,000)	(23,552)
Net deferred tax liabilities	$(36,227)	$(54,431)

	December 31,
	2013	2014
Deferred tax assets are analyzed as:
Current	$9,585	$14,802
Deferred tax liabilities are analyzed as:
Non-current	(45,812)	(69,233)
Total	$(36,227)	$(54,431)

The EIT law in the PRC imposes a 10% withholding income tax (“WHT”) for dividends declared out of the post-January 1, 2008 earnings by a foreign-invested enterprise (“FIE”) to its immediate holding company outside China. However, any dividends declared out of pre-January 1, 2008 earnings are not subject to any WHT. For certain jurisdictions, such as Hong Kong, which has signed tax treaties with China, the WHT rate may be reduced to 5% if such Hong Kong holding company was considered as beneficial owner of such dividends or its shareholding is not less than 25%.

Certain amounts of undistributed earnings of the Company’s PRC subsidiary as of December 31, 2013 and 2014 may be distributed to its immediate parent companies, i.e. its Hong Kong subsidiaries in the future. Accordingly, a deferred tax liability in relation to such portion was $3.0 million and $23.6 million as of December 31, 2013 and 2014, respectively. No deferred tax liabilities for income taxes on the remaining undistributed earnings of the Company’s PRC subsidiaries are recorded as the Company intends to permanently reinvest such remaining undistributed earnings in the PRC. The total amount of undistributed earnings of the Company’s PRC subsidiaries that the Company intends to permanently reinvest in the PRC was $1.2 billion and $1.2 billion as of December 31, 2013 and 2014 and the amount of the unrecognized deferred tax liability on these permanently reinvested earnings was $66.3 million and $66.4 million as of December 31, 2013 and 2014, respectively.

As of December 31, 2014, the Company had net operating loss carryforwards of $236,938 that can be used against future tax income, out of which $115,951 and $79,840 is in relation to Mindray DS USA and ZONARE respectively. The net operating loss carryforwards of ZONARE are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax law. The net operating loss carryforwards in relation to Mindray DS USA and ZONARE will expire in 2029-2034 and 2018-2033, respectively, if not utilized, while the net operating loss carryforwards for other subsidiaries are subject to different expiry dates.

As the Company operates through multiple subsidiaries, the valuation allowance is considered on an individual subsidiary basis. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets within those loss jurisdictions will not be realized. The Company recorded a valuation allowance of $59,515 and $65,051 for those deferred tax assets that do not meet likely than not threshold as of December 31, 2013 and 2014.

Movements in valuation allowance were as follows

	December 31,
	2012	2013	2014
Balance, beginning of year	$36,945	$51,884	$59,515
Current year net addition	14,939	7,631	5,536
Balance, end of year	$51,884	$59,515	$65,051

Reconciliation of provision for income taxes to the amount computed by applying the PRC enterprise income tax rate to the income before income taxes and non-controlling interests on the consolidated statements of operations is as follows:

	Years Ended December 31,
	2012	2013	2014
Income before income taxes and non-controlling interests	$219,651	$244,807	$234,474
PRC enterprise income tax rate	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	36,809	44,435	40,865
Effect of net income for which no income tax benefit/expense is receivable/payable	(929)	(3,993)	3,933
Effect of different tax rates in different foreign jurisdictions	(5,192)	(1,286)	130
Effect of different tax rates applicable to PRC subsidiaries	(68)	(35)	22
Employee share-based compensation expense	1,833	334	1,715
(Non-taxable) taxable VAT refund	(3,853)	9,415	-
Tax incentives relating to research and development expense	(5,958)	(8,565)	(8,038)
(Over) under provision of income taxes in prior years	(212)	(2,159)	(105)
Effect of tax holidays	-	(7,744)	(23,214)
Effect of income tax benefits	-	(26,773)	(5,911)
Effect of deferred tax liabilities on undistributed earnings that may be distributed by the PRC subsidiaries	-	3,000	20,552
Change in valuation allowance	14,939	7,631	5,536
Total provision for income taxes	$37,369	$14,260	$35,485

The additional tax that would otherwise have been payable without tax holidays amounted to approximately $nil, $7,744 and $23,214 in 2012, 2013 and 2014, respectively, representing a reduction in basic earnings per share of $nil, $0.07 and $0.20 in 2012, 2013 and 2014, respectively, or a reduction in diluted earnings per share of $nil, $0.06 and $0.20 in 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, the Company had $3.7 million and $5.4 million of unrecognized tax benefits, respectively, included in its current tax liability. A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	December 31,
	2013	2014
Unrecognized tax benefits, beginning of year	$5,484	$3,659
Gross decrease - prior year tax positions	(1,226)	-
Gross increase - current period tax positions	(599)	1,715
Unrecognized tax benefits, end of year	$3,659	$5,374

The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months.

As of December 31, 2013 and 2014, the amount of interest and penalties related to uncertain tax positions are immaterial.

20	Acquisitions

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

The following table summarizes acquisitions completed during the years ended December 31, 2012, 2013 and 2014:

	Purchase Price	Goodwill	Amortizable Intangibles
2012
Dragonbio	$35,263	$20,545	$35,153
Other acquisitions	21,025	12,438	13,248

2013
ZONARE	$101,105	$70,694	$49,100
Other acquisitions	11,284	7,224	8,840

2014
Long Island	$11,484	$12,157	$10,388

(a)	Transactions completed in 2012

1.	Acquisition of Dragonbio

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

The total purchase consideration for 51% equity interest of Dragonbio amounted to RMB224,377 (equivalent to $35,263 at the then-prevailing exchange rate) in cash, which is subject to downward adjustments depending upon Dragonbio meeting its audited sales target in 2012. As of December 31, 2012, the purchase consideration payable was $14,402, of which $14,282 is placed under an escrow account and is classified as restricted investment. Such payable was settled in 2013 and there is no adjustment to the purchase consideration amounts.

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

In 2012, the Company, through one of its PRC subsidiaries, completed the acquisitions for four other PRC entities, namely, (1) Zhejiang Greenlander Information Technology Co., Ltd (‘Greenlander’), a healthcare IT solutions provider specializing in Picture Archiving & Communication System (‘PACS’) and Radiology Information System (‘RIS’); (2) Hunan Changsha Tiandiren Biotech Co., Ltd (‘Tiandiren’), a provider of microbiology analysis solutions; (3) Hangzhou Optcla Medical Instrument Co., Ltd (‘Optcla’), a provider of rigid endoscopes and related surgical instruments and consumables; and (4) Shanghai Medical Optical Instrument Co., Ltd (‘SMOIF’), a provider of flexible endoscopes and related surgical instruments. The acquired % equity interest for these four acquirees were 54.3%, 51.0%, 57.7% and 100%, respectively. The Company expects to benefit from the synergies created by combining its strong engineering, manufacturing, sales and management platforms with the acquirees’ technology and expertise in their respective areas.

The total purchase consideration for the above four other PRC entities was RMB132,626 (equivalent to $21,025 at the then-prevailing exchange rate) in cash, $2,802 of which relating to the acquisition of one of the entities is subject to downward adjustments depending upon the entity meeting its audited net profit target in 2012. As of December 31, 2012, management estimated that no adjustments were required to the purchase consideration amounts based on the then actual unaudited 2012 results of such entity. During the year ended December 31, 2013, there was an adjustment to the purchase consideration amounted to RMB295 (equivalent to $48 at the then-prevailing exchange rate) which was recognized as other expenses on the consolidated statements of operations.

Subsequent to the completion of the acquisition, the Company, through one of its PRC subsidiaries, further injected capital in an aggregate amount of RMB11,000 (equivalent to $1,750 at the then-prevailing exchange rate) to increase its equity interest on Greenlander and Optcla up to 60% in 2012, with a corresponding increase in non-controlling interests of $623. An additional RMB6,500 (equivalent to $1,033 at the then-prevailing exchange rate) was further injected to Tiandiren in 2012 based on their respective equity interest, by the Company (through one of its PRC subsidiaries) and its non-controlling interest, of $527 and $506, respectively.

In 2014, the Company, through one of its PRC subsidiaries, further purchased equity interest on Optcla up to 85% from its non-controlling interest. The purchase consideration was RMB33,000 (equivalent to $5,365 at the then-prevailing exchange rate) which was fully settled in 2014.

As of December 31, 2013 and 2014, the total purchase consideration payable was $213 and $nil, respectively. The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

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

(b)	Transactions completed in 2013

1.	Acquisition of ZONARE

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

The total purchase consideration for 100% equity interest of ZONARE amounted to $101,105 in cash. The total purchase consideration payable in respect of ZONARE’s acquisition amounted to $17,382 and $12,380, and of which $17,367 and $12,367 is placed under an escrow account and is classified as restricted cash as of December 31, 2013 and 2014, respectively. The restricted cash held by the escrow agent was exclusively for indemnification claims that may be made by the Company and will be released in various periods throughout 2015 and 2016. During the year ended December 31, 2014, the Company made a claim from escrow account pursuant to the terms of acquisition. The total claim amounted to $2,719, of which $1,359 was recognized as other income on the consolidated statements of operations for the year ended December 31, 2014.

In 2014, ZONARE acquired the remaining shares of non-controlling interests of its Germany subsidiary at a consideration of $445 in cash.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$21,297
Property, plant, and equipment	2,235
Intangible assets	49,100
Goodwill	70,694
Total assets acquired	143,326
Current liabilities	(22,774)
Deferred tax liabilities	(16,694)
Long-term liabilities	(2,478)
Net assets acquired	101,380
Non-controlling interests	(275)
Total purchase consideration	101,105
Less: Purchase consideration payable	(17,382)
Less: Cash acquired	(529)
Total purchase consideration, net of purchase consideration payable and cash acquired	$83,194

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

The total purchase consideration for the acquisitions in relation to Beijing Precil and Ulco amounted to $11,284 in cash. Ulco’s consideration is subject to adjustments, depending upon 1) its inventory and accounts receivable balances one year after acquisition date, and 2) meeting a targeted net assets value as of acquisition date. As of December 31, 2013, the Company estimated that no adjustments were required to the purchase consideration amount based on the then actual unaudited 2013 results. During the year ended December 31, 2014, there was an adjustment to the purchase consideration amounted to $101 which was recognized as other income on the consolidated statements of operations.

As of December 31, 2013, the total purchase consideration payable was $2,862, of which $546 is placed under an escrow account and is classified as restricted cash-current. Such payable was settled in 2014.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisitions:

Current assets	$6,306
Property, plant, and equipment	252
Other assets	83
Intangible assets	8,840
Goodwill	7,224
Total assets acquired	22,705
Current liabilities	(3,052)
Deferred tax liabilities	(1,480)
Long-term liabilities	(81)
Net assets acquired	18,092
Non-controlling interests	(6,808)
Total purchase consideration	11,284
Less: Purchase consideration payable	(2,826)
Less: Cash acquired	(2,604)
Total purchase consideration, net of purchase consideration payable and cash acquired	$5,854

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

(c)	Transaction completed in 2014

In March, 2014, the Company, through its PRC subsidiary, acquired 51% equity interest in Shanghai Long Island Biotec. Co., Ltd. (“Long Island”), a provider of coagulation analysis reagents in the PRC. The Company expects to leverage Long Island’s expertise in manufacturing and selling of reagents in growing its business.

The total purchase consideration for acquisition of 51% equity interest of Long Island amounted to RMB70,650 (equivalent to $11,484 at the then-prevailing exchange rate) in cash. The purchase consideration is subject to adjustments, depending upon the entity meeting its net revenues and accounts receivable balances. As of December 31, 2014, the Company estimated that no adjustments were required to the purchase consideration amount based on actual unaudited 2014 results.

Subsequent to the completion of the acquisition, an additional RMB8,225 (equivalent to $1,336 at the then-prevailing exchange rate) was further injected to Long Island in 2014 by the Company through one of its PRC subsidiaries and its non-controlling interest, based on their respective equity interest of $681 and $655, respectively.

As of December 31, 2014, the total purchase consideration payable was $4,793, of which $nil was placed under an escrow account, and the total purchase consideration payable was expected to be settled in 2015.

The following table summarizes the estimated fair values of the assets acquired, liabilities assumed and non-controlling interests at the date of acquisition:

Current assets	$1,694
Property, plant, and equipment	1,217
Intangible assets	10,388
Goodwill	12,157
Total assets acquired	25,456
Current liabilities	(2,446)
Deferred tax liabilities	(2,611)
Net assets acquired	20,399
Non-controlling interests	(8,915)
Total purchase consideration	11,484
Less: Purchase consideration payable	(4,793)
Less: Cash acquired	(315)
Total purchase consideration, net of purchase consideration payable and cash acquired	$6,376

Goodwill associated with Long Island is attributable to in-vitro diagnostic products segment. Acquired intangibles are amortized on a straight line basis over the estimated useful lives. The estimated amounts recognized on the acquired identifiable intangible assets and their respective lives are shown in the following table:

	Estimated Useful Life	Gross Carrying Amount
Tradename	15 years	$845
Technology	15 years	4,116
Customer relationships	13 years	5,427
Total		$10,388

For acquisition completed during the year ended December 31, 2014 the weighted-average useful lives of acquired intangible assets were 14.0 years.

For all acquisitions in 2012, 2013 and 2014, the Company has not prepared a pro-forma condensed combined statement of operations in accordance with ASC 805 as the acquisitions both individually and in the aggregate are not material, where individual and aggregate net revenue and net income of these acquired entities for their respective acquisition years are less than 5% of the Company’s consolidated net revenue and net income for the corresponding years.

21	Banking facilities

The Company has an aggregate available banking facilities of $607,517 and $581,453 with various banks for loans, bills, letter of guarantee/credit and standby letter of credits facilities, of which $56,967and $244,281 were unutilized as of December 31, 2013 and 2014, respectively. Some of these facilities were secured by corporate guarantees executed by the Company and certain of its subsidiaries. In addition, the Company is required to comply with certain financial covenants imposed by the banks. As of December 31, 2013 and 2014, the Company was in compliance with the financial covenants imposed by the banks.

22	Commitments and contingencies

(a)	Lease commitments

The Company’s existing rental leases do not contain significant restrictive provisions. The following is a schedule by year of future minimum lease obligations under non-cancelable rental operating leases as of December 31, 2014:

Years ending December 31,

2015	$12,673
2016	9,649
2017	6,372
2018	1,450
2019	488
2020 and thereafter	66
$30,698

Rental expenses under operating leases were $12,049, $13,758 and $16,617 for the years ended December 31, 2012, 2013 and 2014, respectively.

(b)	Capital commitments

As of December 31, 2014, the Company had outstanding capital commitments for property, plant and equipment totaling $75,714.

(c)	Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies” and other related guidelines. The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties and the outcome of such matters is inherently unpredictable. It is possible that some of these matters may be decided unfavorably to the Company. Set forth below is a description of certain loss contingencies as of December 31, 2014 and management’s opinion as to the likelihood of loss in respect of loss contingency.

On December 21, 2012, Masimo Corporation brought an action in the United States District Court for the Central District of California against Mindray DS USA and Shenzhen Mindray. Masimo alleges that Shenzhen Mindray’s pulse oximeters and sensors infringe nine Masimo patents relating to pulse oximeters and sensors, and that Shenzhen Mindray breached its Purchase and License Agreement with Masimo dated November 13, 2002, as amended, by failing to use best efforts to promote adoption of Masimo’s oximeter technology outside the United States. Shenzhen Mindray’s Purchase and License Agreement with Masimo expired on December 31, 2012. The District Court dismissed Mindray DS USA from the litigation on February 28, 2013. Masimo filed a First Amended Complaint against Shenzhen Mindray alone on August 5, 2013 and a Second Amended Complaint against Shenzhen Mindray alone, but adding Masimo International SARL as co-plaintiff, on July 7, 2014. Shenzhen Mindray is vigorously defending itself against Masimo’s claims; has asserted counterclaims for declarations of non-infringement and invalidity of all nine asserted patents, and has asserted numerous counterclaims against Masimo, including for antitrust violations and for infringement of two United States patents. Trial has been scheduled for December 1, 2015. As of December 31, 2013 and 2014, the Company accrued $9,700 dispute charge which represents the Company’s estimate of probable loss in relation to current circumstances of the litigation. The Company does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

In addition, on December 11, 2013, Masimo Corporation brought an action in New Jersey Superior Court, Bergen County, against Mindray DS USA, Shenzhen Mindray, and its holding company, Mindray International. Masimo alleges that Mindray DS USA, Shenzhen Mindray and Mindray International are alter-egos of each other, and that Mindray DS USA has breached its Restated Purchasing and Licensing Agreement with Masimo dated August 17, 1997, as amended (“the DS Agreement”), acquired by Mindray DS USA in 2008 in connection with its acquisition of the Datascope’s patient monitoring business. Masimo further alleges that Shenzhen Mindray and Mindray International have conspired with Mindray DS USA to breach the DS Agreement by failing to integrate Masimo SET® technology into all of Mindray DS USA’s future pulse oximetry products and by continuing to market Mindray pulse oximetry technology. Mindray DS USA removed the originally filed state court action to the United States District Court for the District of New Jersey on January 17, 2014, and on January 24, 2014, filed a motion asking the New Jersey District Court to stay or dismiss the case. Masimo filed a motion asking the New Jersey District Court to remand the case to the Superior Court. The District Court granted the Masimo’s motion to remand on January 7, 2015 without ruling on Mindray DS USA’s motion to dismiss. Mindray DS USA again removed the remanded state court action to the United States District Court for the District of New Jersey, and refiled its motion to stay or dismiss the case. On January 29, 2015, Mindray International and Shenzhen Mindray each moved to have the Complaint against them dismissed. Briefing on those motions is completed, and motions are awaiting to be taken up by the District Court. At present, the Company is of the view that this pending litigation is at an early stage and is therefore unable to express a conclusion as to the likelihood of an unfavorable outcome to the Company. The Company does not believe that the outcome of this pending litigation will have a material adverse effect on the Company’s business, financial position, or results of operations.

The Company acquired ZONARE in July 2013. On November 1, 2013, HDX Corporation, or HDX, filed a complaint against ZONARE in the Northern District of California, alleging that ZONARE was in breach of a December 11, 2009 Manufacturing Rights Agreement between ZONARE and HDX. HDX’s complaint also named three former or current employees of ZONARE as individual defendants. In the complaint, HDX also alleged that ZONARE and the individual defendants engaged in promissory fraud and asserted that the defendants’ alleged misrepresentations in connection with the 2009 agreement induced HDX invest in ZONARE. Specifically, HDX asserted claims for breach of contract, intentional fraud, fraudulent concealment and violations of California statutory provisions, and sought both monetary damages and injunctive relief. In January 2014, ZONARE and the individual defendants filed motions with the court to compel arbitration and dismiss HDX fraud-based claims. Subsequently, HDX agreed to refer the matter to arbitration, the court stayed the action pending arbitration and, in February 2014, HDX filed a demand for arbitration with the American Arbitration Association. ZONARE and the individual defendants and HDX have recently in March 2015 agreed to settle and dismiss the arbitration and all claims with prejudice. The settlement amount will be claimed from escrow account established in connection with the acquisition of ZONARE.

On November 11, 2013, Shenzhen Mindray entered into a $14,750 settlement agreement with an OEM manufacturing customer, Beckman Coulter, Inc. The dispute was an ordinary course commercial dispute that did not involve intellectual property or product liability matters. The Company has since terminated the OEM arrangement with Beckman Coulter, Inc. and does not consider this termination to be material to the Company’s business or operations. The dispute charge of $14,750 was included in the general and administrative expenses on the consolidated statements of operations during the year ended December 31, 2013.

The Company issues indemnifications and warranties in certain instances in the ordinary course of business to certain parties, including its customers and suppliers. It is not possible to make a reasonable estimate of the maximum potential amount for these indemnification and warranties as a result of different clauses are applied to customers and suppliers. The Company has a limited history of prior indemnification and warranty claims and the payments the Company has made under such agreements have not had a material adverse effect to the Company’s financial position, results of operations or cash flows. However, to the extent that valid indemnification and warranty claims arise in the future, future payments made by the Company could be significant and could have a material adverse effect on the Company’s financial position, results of operations or cash flows. As of December 31, 2014, the Company did not have any material indemnification and warranty claims that were probable or reasonably possible.

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

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the years presented. As a result of these laws, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their reserve either in the form of dividends, loans or advances. The amount of this restricted portion was $35,416 and $40,003 as of December 31, 2013 and 2014, respectively.

24	Segment reporting

The Company accounts for segmental reporting under ASC 280, “Segment reporting”. It has three reportable segments based on its major product groups: patient monitoring and life support products, in-vitro diagnostic products and medical imaging systems. Each reportable segment derives its revenues primarily from the sale of their products. The Company’s chief operating decision makers, has been identified as the Co-Chief Executive Officers, review these operating segment results when making resource allocation decisions and evaluating the performance of the Company’s business.

The Company does not allocate operating expenses to individual reportable segments when making resource allocation decisions and evaluating its business performance. Accordingly, there are measurement differences between the reportable segments and the consolidated financial statements.

A measure for total assets of the Company’s reportable segments was not disclosed because asset information is not included in the measures reviewed by the chief operating decision makers. The following table presented selected financial information relating to the Company’s reportable segments for the years ended December 31, 2012, 2013 and 2014:

	Patient Monitoring and Life Support Products	In-vitro Diagnostic Products	Medical Imaging Systems	Others	Total
Years Ended December 31,
2012
Net revenues	$449,131	$286,075	$253,234	$71,614	$1,060,054
Cost of revenues	(195,333)	(119,420)	(87,983)	(56,653)	(459,389)
Gross profit	$253,798	$166,655	$165,251	$14,961	$600,665
2013
Net revenues	$469,689	$335,511	$303,416	$105,371	$1,213,987
Cost of revenues	(199,809)	(141,089)	(112,667)	(73,837)	(527,402)
Gross profit	$269,880	$194,422	$190,749	$31,534	$686,585
2014
Net revenues	$485,103	$367,148	$343,285	$127,278	$1,322,814
Cost of revenues	(219,390)	(152,432)	(134,544)	(77,944)	(584,310)
Gross profit	$265,713	$214,716	$208,741	$49,334	$738,504

Geographic disclosures

The Company’s net revenues by geography are based on country of customer destination. The net revenues attributable by the PRC, the United States, Europe and other countries for the years ended December 31, 2012, 2013 and 2014 were as follows:

	Years Ended December 31,
	2012	2013	2014
Net revenues:
PRC	$472,991	$551,155	$606,745
United States of America	143,586	160,614	184,775
Europe	100,985	121,262	137,133
Rest of the world	342,492	380,956	394,161
Total net revenues	$1,060,054	$1,213,987	$1,322,814

Long-lived assets located at the respective geographic areas as of December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014
Long-lived assets
PRC	$342,919	$434,846
United States	30,110	26,589
Rest of the world	11,144	10,355
Total long-lived assets	$384,173	$471,790

For the above table, long-lived assets represents the total assets less current assets, non-current restricted cash, other assets, non-current accounts receivable, net, advances for purchase of property, plant and equipment, intangible assets, net and goodwill.

Major customers

There was no single customer who accounted for 2% or more of the Company’s net revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

25	Subsequent Events

On March 9, 2015, the Company declared a cash dividend of $0.4 per ordinary shares. The cash dividends are payable to shareholders of record as of March 19, 2015.

In March 2015, the Company, through its Hong Kong subsidiary, entered into a three-year term loan in the aggregate principal amount of $48,000 to finance its fiscal year 2014 dividend payment. The loan bears an interest at 1.2% over LIBOR per annum and its arrangement fee amounted to $288.

